FREDERICK C. TEDESCHI, VICE PRESIDENT

AND ASSOCIATE GENERAL COUNSEL

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

ONE GRANITE PLACE

CONCORD, NEW HAMPSHIRE 03301

Phone: 603-226-5105

Fax: 603-226-5448

Frederick.Tedeschi@LFG.com

December 11, 2008

Ellen J. Sazzman, Esquire

Senior Counsel

Office of Insurance Products

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549-4644

Re:	Lincoln Life & Annuity Flexible Premium Variable Life Account M of Lincoln Life & Annuity Company of New York — Registration Statement on Form N-6; File No: 333-148917

Dear Ms. Sazzman:

Thank you for taking the time to discuss your further comments on our informal response of December 4, 2008 to further SEC Staff comments.

I enclose a revised draft which reflects the changes made in response to those further comments.  That draft also retains the markings of changes made with our initial filing as well as marking the changes made in response to your comments both on this filing and, where applicable, on our recently effective AssetEdge filing (File No. 333-146507).  The changes appear on pages 29, 63, 64, 65, 66, 67, 68, and 87.

Upon receipt of your acceptance of this response and the corresponding changes to the prospectus, we will file an amendment to the registration statement incorporating all the changes since the initial filing, accompanied by a request for acceleration.  If possible, we would appreciate your response by December 16, 2008, so that we can achieve effectiveness by December 23, 2008.

Thank you very much for all your assistance with our filing.

Sincerely yours,

/s/ Frederick C. Tedeschi

Vice President and Associate
General Counsel

12/10/08

Courtesy Copy

Marked to reflect changes from LNL VULONE2007

Cumulatively marked

Includes changes In response to SEC Comments of December 10, 2008 and AssetEdge changes

Lincoln Life & Annuity Flexible Premium Variable Life Account M

Lincoln  Life & Annuity Company of New York

Home Office Location:

100 Madison Street

Suite 1860

Syracuse, New York 13202

(888) 223-1860

Administrative Office:

Customer Service Center

One Granite Place

Concord, New Hampshire 03301

(800) 444-2363

A Flexible Premium Variable Life Insurance Policy

This prospectus describes Lincoln VULONE2007, a flexible premium variable life insurance contract (the “policy”), offered by Lincoln Life & Annuity Company of New York (“Lincoln Life”, “the Company”, “we”, “us”, “our”). The policy provides for death benefits and policy values that may vary with the performance of the underlying investment options. Read this prospectus carefully to understand the policy being offered.

The policy described in this prospectus is available only in New York.

You, the owner, may allocate net premiums to the variable Sub-Accounts of our Flexible Premium Variable Life Account M (“Separate Account”), or to the Fixed Account. Each Sub-Account invests in shares of a certain fund. Those funds are known as the Elite Series of funds (the “funds”), and such funds are offered by the following fund families. Comprehensive information on the funds may be found in the funds prospectus which is furnished with this prospectus.

• AllianceBernstein Variable Products Series Fund, Inc.

• American Century Investments Variable Portfolios, Inc.

• American Funds Insurance Series

• Delaware VIP Trust

• Fidelity Variable Insurance Products

• Franklin Templeton Variable Insurance Products Trust

• Lincoln Variable Insurance Products Trust

• MFS ® Variable Insurance Trust

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Additional information on Lincoln Life, the Separate Account and this policy may be found in the Statement of Additional Information (the “SAI”). See the last page of this prospectus for information on how you may obtain the SAI.

To be valid, this prospectus must have the current funds’ prospectuses with it.  Keep all prospectuses for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or determined this prospectus is accurate or complete. It is a criminal offense to state otherwise.

Prospectus Dated:                     , 2008

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Table of Contents

Contents	Page

POLICY SUMMARY
Benefits of Your Policy
Risks of Your Policy
Charges and Fees
LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT
Fund Participation Agreements
Distribution of the Policies and Compensation
Sub-Accounts and Funds
Sub-Account Availability and Substitution of Funds
Voting Rights
POLICY CHARGES AND FEES
Premium Load; Net Premium Payment
Surrender Charges
Partial Surrender Fee
Transfer Fee
Mortality and Expense Risk Charge
Fixed Account Asset Charge
Cost of Insurance Charge
Administrative Fee
Policy Loan Interest
Rider Charges
YOUR INSURANCE POLICY
Application
Owner
Right to Examine Period
Initial Specified Amount
Transfers
Market Timing
Optional Sub-Account Allocation Programs
Riders
Continuation of Coverage
Termination of Coverage
State Regulation
PREMIUMS
Allocation of Net Premium Payments
Planned Premiums; Additional Premiums
Policy Values
Additional Bonus Credits
DEATH BENEFITS
Death Benefit Proceeds
Death Benefit Options
Changes to the Initial Specified Amount and Death Benefit Options
Payment of Death Benefit Proceeds
POLICY SURRENDERS
Partial Surrender
POLICY LOANS

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LAPSE AND REINSTATEMENT
No-Lapse Protection
Reinstatement of a Lapsed Policy
TAX ISSUES
Taxation of Life Insurance Contracts in General
Policies Which Are MECs
Policies Which Are Not MECs
Other Considerations
Fair Value of Your Policy
Tax Status of Lincoln Life
RESTRICTIONS ON FINANCIAL TRANSACTIONS
LEGAL PROCEEDINGS
FINANCIAL STATEMENTS
CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
APPENDIX A – Examples of Surrender Charge Calculation
GLOSSARY OF TERMS

Capitalized terms used in this prospectus are defined

where first used or in the Glossary of Terms

beginning on page    of this prospectus.

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POLICY SUMMARY

Benefits of Your Policy

Death Benefit Protection. The policy this prospectus describes is a variable life insurance policy which provides death benefit protection. Variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection. You should consider other forms of investments if you do not need death benefit protection, as there are additional costs and expenses in providing the insurance.  Benefits of the policy will be impacted by a number of factors discussed in this prospectus, including adverse investment performance and the amount and timing of premium payments.

Tax Deferred Accumulation. Variable life insurance has significant tax advantages under current tax law. Policy values accumulate on a tax- deferred basis. A transfer of values from one Sub-Account to another within the policy currently generates no current taxable gain or loss. Any investment income and realized capital gains within a Sub-Account or interest from the Fixed Account are automatically reinvested without being taxed to the policy owner.

Access to Your Policy Values. Variable life insurance offers access to policy values. You may borrow against your policy or surrender all or a portion of your policy. Your policy can support a variety of personal and business financial planning needs.

Flexibility. The policy is a flexible premium variable life insurance policy in which flexible premium payments are permitted. You may select death benefit options and policy riders. You may increase or decrease the amount of death benefit. You are able to select, monitor, and change investment Sub-Account choices within your policy. With the wide variety of investment Sub-Accounts available, it is possible to fine tune an investment mix to meet changing personal objectives or investment conditions. Premium payments and cash values you choose to allocate to Sub-Accounts are used by us to purchase shares of funds which follow investment objectives similar to the investment objectives of the corresponding Sub-Account.  Those funds are referred to in this prospectus as “underlying funds”.  You should refer to this prospectus and the prospectus for each underlying fund for comprehensive information on the Sub-Accounts and the underlying funds. You may also allocate premiums and Accumulation Values to the Fixed Account.

No-Lapse Protection.  Your policy will include the No-Lapse Enhancement Rider and the Premium Reserve Rider, which may help you manage some of the risk of policy lapse.

The No-Lapse Enhancement Rider may prevent a policy from lapsing where the Net Accumulation Value under your policy is insufficient to cover the Monthly Deductions if the requirements of the rider, including requirements as to timing and amount of premium payments, are met.  The Net Accumulation Value of your policy is defined in the policy values section of the prospectus.  The duration of lapse protection provided will be determined monthly, and it will vary based on the calculations described in detail in the rider.  Those calculations credit the actual amounts of Net Premium Payments made, deduct for the actual amount of any Partial Surrenders you make, and then adjust the net of those actual amounts by a formula which increases the net of premiums less surrenders by an assumed interest crediting rate and reduces that net amount by certain assumed charges rates and fees referred to by the rider as “reference rates”.  All assumed rates, charges, and

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fees are set forth in the rider.  Payment of premiums higher than the planned premium and assumed interest credited by the rider’s formula on net premiums will increase the duration of lapse protection.  Partial Surrenders and rider reference charges, rates, and fees deducted by the rider formula will reduce the duration of lapse protection.  In addition, if the provisions of this rider are invoked to prevent lapse of the policy, the death benefit provided by this rider will be different from the death benefit otherwise in effect under the policy.  Refer to the section headed “No-Lapse Enhancement Rider” in the Riders section of this prospectus for more information about amount of the death benefit which would be provided by the rider as well as the determination of the duration of protection.  Finally, the rider reserves to us the right to restrict your allocations to certain Sub-Accounts to a maximum of 40% of the policy Accumulation Value.  The decision to enforce this restriction will be based on an annual review of the Separate Account investments for this product.  If we determine that the allocations by all owners of this product are highly concentrated in certain Sub-Accounts, then Sub-Accounts with higher concentrations than anticipated will be subject to the restriction.  You must maintain automatic rebalancing and comply with these investment restrictions in order to keep this rider in effect.

The Premium Reserve Rider allows you to pay premiums in addition to those you plan to pay for the base policy and to have such amounts accumulate in the same manner as if they had been allocated to your policy.  This rider’s accumulation value generated by these additional premiums will automatically be transferred to your policy at the end of the grace period to help keep your policy in force in the event (i) the Net Accumulation Value under your policy is insufficient to cover the Monthly Deductions and your policy’s No-Lapse Enhancement Rider described above is not at the time preventing your policy from lapsing; and (ii) you do not respond to the lapse notice by paying at least the amount set forth in that notice.  If the Premium Reserve Rider Accumulation Value on the day the Grace Period ends is insufficient to meet the amount then due, your policy and this rider will lapse without value.  You may also request us to transfer the Premium Reserve Rider Accumulation Value to your policy at any time.  As with your policy, you bear the risk that investment results of the Premium Reserve Rider Sub-Accounts you have chosen are adverse or are less favorable than anticipated.   Adverse investment results will impact the accumulation value of the rider, and, therefore, the amount of the Premium Reserve Rider Accumulation Value which may be available to prevent your policy from lapsing or for providing policy benefits.  Refer to the section headed “Premium Reserve Rider” in the Riders section of this prospectus for more information about the benefits of this rider.

Risks of Your Policy

Fluctuating Investment Performance. A Sub-Account is not guaranteed and will increase and decrease in value according to investment performance of the underlying fund. Policy values in the Sub-Accounts are not guaranteed. If you put money into the Sub-Accounts, you assume all the investment risk on that money. A comprehensive discussion of each Sub-Account’s and underlying fund’s objective and risk is found in this prospectus and in each fund’s prospectus, respectively. You should review these prospectuses before making your investment decision.  Your choice of Sub-Accounts and the performance of the funds underlying each Sub-Account will impact the policy’s Accumulation Value and will impact how long the policy remains in force, its tax status, and the amount of premium you need to pay to keep the policy in force.

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Unsuitable for Short-Term Investment. This policy is intended for long-term financial and investment planning for persons needing death benefit protection, and it is unsuitable for short-term goals. Your policy is not designed to serve as a vehicle for frequent trading.

Policy Lapse. Sufficient premiums must be paid to keep a policy in force. There is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated. Outstanding Policy Loans and Partial Surrenders will increase the risk of lapse.

In addition to paying sufficient premiums and being cognizant of the impact of outstanding Policy Loans and Partial Surrenders on your policy values, you also have the No-Lapse Enhancement Rider and the Premium Reserve Rider, briefly noted above and discussed in more detail in the Riders section of this prospectus, to help you manage some of the risk of policy lapse.

Decreasing Death Benefit. Any outstanding Policy Loans and any amount that you have surrendered or withdrawn will reduce your policy’s death benefit.  Depending upon your choice of Death Benefit Option, adverse performance of the Sub-Accounts you choose may also decrease your policy’s death benefit.

Consequences of Surrender. Surrender Charges are assessed if you surrender your policy within the first 10-15 policy years. Full or Partial Surrenders may result in tax consequences. Depending on the amount of premium paid, or any Reduction in Specified Amount, there may be little or no Surrender Value available. Partial Surrenders may reduce the policy value and death benefit, and may increase the risk of lapse.  To avoid lapse, you may be required to make additional premium payments.

Tax Consequences. As noted in greater detail in the section headed “Tax Issues”,the federal income tax treatment of life insurance is complex and current tax treatment of life insurance may change. There are other federal tax consequences such as estate, gift and generation skipping transfer taxes, as well as state and local income, estate and inheritance tax consequences.  You should always consult a tax adviser about the application of federal and state tax rules to your individual situation.  The following discussion highlights tax risks in general, summary terms.

Tax Treatment of Life Insurance Contracts. The policies are designed to enjoy the favorable tax treatment afforded life insurance, including the exclusion of death benefits from income tax, the ability to take distributions and loans over the life of your policy, and the deferral of taxation of any increase in the value of your policy.  If the policy does fail to qualify, you will be subject to the denial of those important benefits.  In addition, if you pay more premiums than permitted under the federal tax law your policy may still be life insurance but will be classified as a Modified Endowment Contract whereby only the tax benefits applicable to death benefits will apply and distributions will be subject to immediate taxation and to an added penalty tax.

Tax Law Compliance.  We believe that the policy will satisfy the federal tax law definition of life insurance, and we will monitor your policy for compliance with the tax law requirements.  The discussion of the tax treatment of your policy is based on the current policy, as well as

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the current rules and regulations governing life insurance.  Please note that changes made to the policy, as well as any changes in the current tax law requirements, may affect the policy’s qualification as life insurance or may have other tax consequences.

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Charges and Fees

This section describes the fees and expenses that you will pay when buying, owning and surrendering your policy. Refer to the “Policy Charges and Fees” section later in this prospectus for more information.

Table I describes the fees and expenses that you will pay at the time you purchase your policy, surrender your policy, or transfer Accumulation Values between Sub-Accounts.

Table I: Transaction Fees

Charge	When Charge is Deducted	Amount Deducted
Maximum sales charge imposed on premiums (Premium Load)	When you pay a premium.	7.0% of each premium payment in policy years 1-20 and 4.0% in policy years 21 and later. (1)

Surrender Charge* (2)

Upon Full Surrender of your policy, the Surrender Charge will be deducted for up to15years from the Policy Date for the Initial Specified Amount and for up to 15 years from the effective date for each increase in specified amount.

Upon a Reduction in specified amount, the Surrender Charge will be deducted for up to10 years from the policy date for the Initial Specified Amount and for up to 10 years from the effective date for each increase in specified amount.

Maximum Charge		$60.00 per $1,000 of specified amount.

Minimum Charge		$0.00 per $1,000 of specified amount.

Charge for a Representative Insured

For a male, age 45, standard non- tobacco, in year one the maximum Surrender Charge is $27.52 per $1,000 of specified amount.

For a female, age 45, standard non-tobacco, in year one the maximum Surrender Charge is $24.90 per $1,000 of specified amount.

Transfer Fee	Applied to any transfer request in excess of 24 made during any policy year.	$25

*

These charges and costs vary based on individual characteristics. The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay. You may obtain more information

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about the particular charges that would apply to you by requesting a personalized policy illustration from your financial adviser.

(1)

The maximum sales charge imposed on premiums (load) of 7.0% (4.0% in policy years 21 and later) is anticipated to cover the company’s costs for sales expenses and any policy-related state and federal tax liabilities.  In considering policy-related state taxes, the Company considers the average of the taxes imposed by the states rather than any taxes specifically imposed by the state in which the policy owner resides.  Policy-related taxes imposed by states range from 0.0% to 4.0%.

(2)

You may request one or more Partial Surrenders totaling 90% of your policy’s Surrender Value without the imposition of a Surrender Charge.  If you wish to surrender more than 90% of your policy’s Surrender Value, you must request a Full Surrender of your policy, which is subject to the Surrender Charge reflected in the table above.  (See section headed “Partial Surrenders” for a discussion of Partial Surrenders of your policy.)

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Table II describes the fees and expenses that you will pay periodically during the time that you own your policy, not including the fund operating expenses shown in Table III.

Table II: Periodic Charges Other Than Fund Operating Expenses

Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance* Maximum Charge	Monthly	$83.33 per month per $1,000 of Net Amount at Risk. Individuals with a higher mortality risk than standard issue individuals can be charged from 125% to 800% of the standard rate.

Minimum Charge		$0.00 per month per $1,000 of Net Amount at Risk.

Charge for a Representative Insured

For a male, age 45, standard non-tobacco, in year one the guaranteed maximum monthly cost of insurance rate is $0.19 per month per $1,000 of Net Amount at Risk.

For a female, age 45, standard non-tobacco, in year one the guaranteed maximum monthly cost of insurance rate is $0.14 per month per $1,000 of Net Amount at Risk.

Mortality and Expense Risk Charge (“M&E”)	Daily (at the end of each valuation day).	Daily charge as a percentage of the value of the Separate Account, guaranteed not to exceed an effective annual rate of 0.60%. (3)

Administrative Fee*	Monthly	A flat fee of $10 per month in all years. In addition to the flat fee of $10

*  These charges and costs vary based on individual characteristics. The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay. You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your financial adviser.

(3)  Guaranteed at an effective annual rate of 0.60% in policy years 1-10; 0.20% in policy years 11-20; and 0.00% in policy years 21 and beyond.

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Table II: Periodic Charges Other Than Fund Operating Expenses (continued)

Charge	When Charge is Deducted	Amount Deducted
per month, for the first ten policy years from issue date or increase in specified amount, a monthly fee per dollar of Initial specified amount or increase in specified amount as follows:

Maximum Charge		$2.56 per month per $1,000 of Initial specified amount or increase in specified amount.

Minimum Charge		$0.01 per month per $1,000 of Initial specified amount or increase in specified amount.

Charge for a Representative Insured		For a male or female age 45, standard non-tobacco, the maximum additional monthly charge is $0.24 per month per $1,000 of specified amount.

Policy Loan Interest	Annually	5.0% annually of the amount held in the loan account. (4)

(4)

Effective annual interest rate of 5.0% in years 1-10 and 4.1% in years 11 and later. Although deducted annually, interest accrues daily. As described in the section headed “Policy Loans”, when you request a policy loan, amounts equal to the amount of the loan you request are withdrawn from the Sub-Accounts and the Fixed Account in proportion to their respective values. Such amount is transferred to the Loan Account, which is part of the Company’s General Account. Amounts in the Loan Account are credited interest at an effective annual rate guaranteed not to be less than 4.0%. The net cost of your loan (that is the difference between the interest rate charged on amounts borrowed and the interest rate credited to amounts held in the Loan Account) is 1.0% in policy years 1 – 10 and 0.1% in policy years 11 and later.

Table II: Periodic Charges Other Than Fund Operating Expenses (continued)

Charge	When Charge is Deducted	Amount Deducted
No-Lapse Enhancement Rider	N/A	There is no charge for this rider.(5)

Overloan Protection Rider (6)	One-time charge when benefit is elected	Maximum charge of 5.0% of the then current Accumulation Value.(6)

Optional Rider Charges		Individualized based on whether optional Rider(s) selected.

Premium Reserve Rider(7)	When you direct a premium to this rider	4.0% of each premium payment allocated to the Rider. (7)

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When Rider Accumulation Value is transferred to policy during policy years 1-10 (7)	3.0% of amount transferred.

(5)

There is no separate charge for the No-Lapse Enhancement Rider. The Cost of Insurance Charge for the policy has been adjusted to reflect the addition of the rider to the policy. See No-Lapse Enhancement Rider section for further discussion.

(6)

Accumulation Value of the policy is the sum of the Fixed Account value, the Separate Account value, and the Loan Account value. See Policy Values section for detailed discussion of how each value is calculated.

(7)

Allocations of Premium Payments to the rider are at your discretion. Allocations of Premium Payments to the Rider are subject to the 4.0% charge shown in the Table and are not subject to the “Maximum Sales Charge Imposed on Premiums” shown in Table I. This 4.0% charge is called the Premium Reserve Rider Premium Load. Rider Accumulation Value allocated to the Separate Account is subject to the mortality and expense risk charge (which does not exceed 0.60% for policy years 1-10 and 0.20% for policy years 11 and later).

Transfers of Accumulation Value from the rider to the policy are not subject to the “Maximum Sales Charge Imposed on Premiums” shown in Table 1, but are subject to a charge of 3.0% of the Accumulation Value transferred if such transfers are made during the first 10 policy years. In addition, if you request a loan from the Accumulation Value of this rider, interest is charged at the same rate as for Policy Loans. See Premium Reserve Rider section for further discussion.

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Table II: Periodic Charges Other Than Fund Operating Expenses (continued)

Charge	When Charge is Deducted	Amount Deducted
Waiver of Monthly Deduction Rider (8)	Monthly	A percent of all other covered monthly charges.(8)

Maximum Charge		12.0% of all other covered monthly charges.

Minimum Charge		2.0.% of all other covered monthly charges.

Charge for a Representative Insured

For a male, age 45, standard non-tobacco, the maximum percentage is 3.5% of all other covered monthly charges.

For a female, age 45, standard non-tobacco, the maximum percentage is 5% of all other covered monthly charges.

Change of Insured Rider	N/A	There is no charge for this rider.

Estate Tax Repeal Rider	One-time charge at issue.	$250

(8)

These charges and costs vary based on individual characteristics. The charges and costs shown in the tables may not be representative of the charges and costs that a particular policy owner will pay. “Covered monthly charges” are the Monthly Deductions under the policy: the Cost of Insurance Charge, Administrative Fee, and the cost of any riders. You may obtain more information about the particular charges, cost of insurance, and the cost of certain riders that would apply to you by requesting a personalized policy illustration from your financial adviser.

Table III shows the annual fund fees and expenses that are deducted daily from your Sub-Account values, on a pro rata basis. The table shows the minimum and maximum total operating expenses charged by the underlying funds that you may pay during the time you own your policy. More detail concerning each fund’s fees and expenses is contained in the prospectus for each fund.

These fees and expenses may change at any time.

Table III: Total Annual Fund Operating Expenses

(expenses that are deducted from fund assets)

Total Annual Operating Expense	Minimum	Maximum
Total management fees, distribution and/or service (12b-1) fees, and other expenses.	0.32%	6.06	%(9)

(9)

The Total Annual Operating Expenses shown in the table do not reflect waivers and reductions. Funds may offer waivers and reductions to lower their fees. Currently such waivers and reductions range from 0.00% to 4.89%. These waivers and reductions generally extend through April 30, 2009 but may be terminated at any time by the fund. Refer to the funds prospectus for specific information on any waivers or reductions in effect. The minimum and maximum percentages shown in the table include Fund Operating Expenses of mutual funds, if any, which may be acquired by the underlying funds. Refer to the funds prospectus for details concerning Fund Operating Expenses of mutual fund shares acquired by underlying funds, if any.  In addition, certain underlying funds have reserved the right to impose fees when fund shares are redeemed within a specified period of time of purchase (“redemption fees”) not reflected in the table

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above.  As of the date of this prospectus, none have done so.  Redemption fees are discussed in the Market Timing section of this prospectus and further information about redemption fees is contained in the prospectus for such funds, copies of which accompany this prospectus or may be obtained by calling 1-800-444-2363.

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LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT

Lincoln  Life & Annuity Company of New York (“Lincoln Life, the Company, we, us, our”) (EIN 22-0832760) is a stock life insurance company chartered in New Jersey in 1897 and redomesticated to New York on April 2, 2007.   It is engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (“LNC”), a publicly held insurance and financial services holding company incorporated in Indiana.  Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

The Company was formed as a result of the merger of two stock life insurance company subsidiaries of LNC. On April 2, 2007, Lincoln Life & Annuity Company of New York (“former Lincoln New York”) was merged with and into the Company (which was then known as Jefferson Pilot LifeAmerica Insurance Company). Simultaneously with the merger, the Company’s name was changed from Jefferson Pilot LifeAmerica Insurance Company to Lincoln Life & Annuity Company of New York. As a result, the assets and liabilities of the former Lincoln New York became part of the assets and liabilities of the Company and the life insurance policies previously issued by the former Lincoln New York became obligations of the Company.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Lincoln Financial Group sells a wide variety of financial products and solutions through financial advisors: mutual funds, managed accounts, retirement solutions, life insurance, 401(k) and 403(b) plans, savings plans, institutional investments and comprehensive financial planning and advisory services.

Lincoln Life & Annuity Flexible Premium Variable Life Account M (“Separate Account”) is a separate account of the Company which was established on November 24, 1997. As part of the merger of the two insurance companies described above (the “Merger”), the Separate Account was transferred intact to the Company (the “Transfer”). The assets and liabilities of the Separate Account immediately prior to the Merger remain intact and legally separate from any other business of the Company. The accumulation unit values for the Sub-Account(s) to which you allocated your premium payments and accumulation values did not change as a result of the Transfer of the Separate Account, and your policy values immediately after the Transfer are the same as your policy values immediately before the Transfer. The investment performance of assets in the Separate Account is kept separate from that of the Company’s General Account. Separate Account assets attributable to the policies are not charged with the general liabilities of the Company.  Separate Account income, gains and losses are credited to or charged against the Separate Account without regard to the Company’s other income, gains or losses. The Separate Account’s values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the “Commission”) as a unit investment trust under the Investment Company Act of 1940 (“1940 Act”) and meets the definition of “separate account.”  Any changes in the investment policy of the Separate Account must be approved by the New York State Insurance Department.

You may also allocate your premium payments and accumulation values in whole or in part to the Fixed Account (“Fixed Account”).  In the Fixed Account, your principal is guaranteed. Fixed Account assets are general assets of the Company, and are held in the Company’s General Account.

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On April 3, 2006, Jefferson-Pilot Corporation (“Jefferson-Pilot”), a North Carolina corporation, merged with and into a wholly owned subsidiary of LNC.  As a result, the Company became a wholly owned subsidiary of LNC.

Fund Participation Agreements

In order to make the funds in which the Sub-Accounts invest available, Lincoln Life has entered into agreements with the trusts or corporations and their advisers or distributors.  In some of these agreements, we must perform certain administrative services for the fund advisers or distributors.  For these administrative functions, we may be compensated at annual rates of between 0.00% and 0.46% based upon assets of an underlying fund attributable to the policies. We (or our affiliates) may profit from these fees or use these fees to defray the costs of distributing the contract. Additionally, a fund’s adviser and/or distributor (or its affiliates) may provide us with certain services that assist us in the distribution of the contracts and may pay us and/or certain affiliates amounts to participate in sales meetings.   The compensation may come from 12b-1 fees, or be paid by the advisers or distributors.  The funds offered by the following trusts or corporations make payments to Lincoln Life under their distribution plans in consideration of the administrative functions Lincoln Life performs: American Funds Insurance Series, Fidelity Variable Insurance Products, and Lincoln Variable Insurance Products Trust.

Payments made out of the assets of the fund will reduce the amount of assets that otherwise would be available for investment and will reduce the return on your investment. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the fund’s average net assets, which can fluctuate over time. If, however, the value of the fund goes up, then so would the payment to us (or our affiliates). Conversely, if the value of the funds goes down, payments to us (or our affiliates) would decrease.

Distribution of the Policies and Compensation

The policy is distributed by broker-dealer firms through their registered representatives who are appointed as life insurance agents for the Company. One of such broker-dealer firms is Lincoln Financial Advisors Corporation (“LFA”), which is an affiliate of the Company. Broker-dealer firms may receive commission and service fees up to 55% of first year premium, plus up to 5% of all other premiums paid. The amount of compensation may also be affected by choices the policy owner has made, including choices of riders, when the policy was applied for. In lieu of premium-based commission, equivalent amounts may be paid over time, based on accumulation value. Additionally, the broker-dealer may be paid additional compensation on first year premiums and all additional premiums and/or provided reimbursements for portions of policy sales expenses.

In some situations, the broker-dealer may elect to share its commission or expense reimbursement allowance with its registered representatives. Registered representatives of broker-dealer firms may also be eligible for cash bonuses and “non cash compensation.” The latter, as defined in FINRA Conduct Rule 2820, includes such things as office space, computers, club credit, prizes, awards, and training and education meetings.

Broker-dealers or their affiliates may be paid additional amounts for: (1) “preferred product” treatment of the policies in their marketing programs, which may include marketing services and increased access to sales representatives; (2) sales promotions relating to the policies;

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(3) costs associated with sales conferences and educational seminars for their sales representatives; (4) other sales expenses incurred by them; and (5) inclusion in the financial products the broker-dealer offers. Loans may be provided to broker-dealers or their affiliates to help finance marketing and distribution of the policies, and those loans may be forgiven if aggregate sales goals are met. In addition, staffing or other administrative support and services may be provided to broker-dealers who distribute the policies.

These additional types of compensation are not offered to all broker-dealers.  The terms of any particular agreement governing compensation may vary among broker-dealers and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide broker-dealers and/or their registered representatives with an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive additional compensation, or receives lower levels of additional compensation. You may ask your registered representative how he/she will personally be compensated for the transaction. You may wish to take such payments into account when considering and evaluating any recommendation relating to the policies.

Depending on the particular selling arrangements, there may be others who are compensated for distribution activities. For example, certain “wholesalers,” who control access to certain selling offices, may be compensated for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the policies. One of the wholesalers is Lincoln Financial Distributors, Inc. (“LFD”), a registered broker-dealer, also an affiliate of Lincoln Life. Marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the policies, and which may be affiliated with those broker-dealers, may also be compensated. Commissions and other incentives or payments described above are not charged directly to policy owners or the Separate Account. The potential of receiving, or the receipt of, such marketing assistance or other services and the payment to those who control access or for referrals, may provide broker-dealers and/or their registered representatives an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive similar assistance or disadvantage issuers of other variable life insurance policies (or other investments) which do not compensate for access or referrals. All compensation is paid from our resources, which include fees and charges imposed on your policy.

We do not anticipate that the Surrender Charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which we will incur in connection with your policy.  Any such shortfall would be available for recovery from the Company’s General Account, which supports insurance and annuity obligations.

Sub-Accounts and Funds

The variable investment options in the policy are Sub-Accounts of the Separate Account (“Sub-Accounts”). All amounts allocated or transferred to a Sub-Account are used to purchase shares of the appropriate fund to which we refer as the underlying fund. You do not invest directly in these funds. The investment performance of each Sub-Account will reflect the investment performance of the underlying fund.

We create Sub-Accounts and select the funds the shares of which are purchased by amounts allocated or transferred to the Sub-Accounts based on several factors, including,

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without limitation, asset class coverage, the strength of the manager’s reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor we consider during the initial selection process is whether the fund or an affiliate of the fund will compensate us for providing administrative, marketing, and/or support services that would otherwise be provided by the fund, the fund’s investment adviser, or its distributor. We review each fund periodically after it is selected. Upon review, we may either close a Sub-Account or restrict allocation of additional purchase payments to a Sub-Account if we determine the fund in which such Sub-Account invests no longer meets one or more of the factors and/or if the Sub-Account has not attracted significant policy owner assets. Alternatively, we may seek to substitute another fund which follows a similar investment objective as the fund in which a Sub-Account invests, subject to receipt of applicable regulatory approvals.  Finally, when we develop a variable life insurance product in cooperation with a fund family or distributor (e.g., a “private label” product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

A given underlying fund may have an investment objective and principal investment strategy similar to those for another fund managed by the same investment adviser or subadviser. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the funds are similar, the investment results may vary.

Several of the underlying funds may invest in non-investment grade, high-yield, and high-risk debt securities (commonly referred to as “junk bonds”), as detailed in the individual fund prospectus.

There is no assurance that the investment objective of any of the underlying funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. The amount of risk varies significantly among the Sub-Accounts. You should read each underlying fund’s prospectus carefully before making investment choices.

Additional Sub-Accounts and underlying funds may be made available in our discretion. The right to select among Sub-Accounts will be limited by the terms and conditions imposed by the Company.

The underlying funds and their investment advisers/subadvisers and objectives are listed below. Comprehensive information on each fund, its objectives and past performance may be found in each fund prospectus.  Prospectuses for each of the underlying funds listed below accompany this prospectus and are available by calling 1-800-444-2363.

AllianceBernstein Variable Products Series Fund, Inc., advised by AllianceBernstein, L.P.

• AllianceBernstein Global Technology Portfolio (Class A): Maximum capital appreciation.

• AllianceBernstein Growth and Income Portfolio (Class A): Growth and income.

• AllianceBernstein International Value Portfolio (Class A): Long-term growth.

• AllianceBernstein Small/Mid Cap Value Portfolio (Class A): Long-term growth.

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American Century Investments Variable Portfolios, Inc., advised by American Century Investment Management, Inc.

• Inflation Protection Fund (Class I): Long-term total return.

American Funds Insurance Series, advised by Capital Research and Management Company.

• Global Growth Fund (Class 2): Long-term growth.

• Global Small Capitalization Fund (Class 2): Long-term growth.

• Growth Fund (Class 2): Long-term growth.

• Growth-Income Fund (Class 2): Growth and income.

• International Fund (Class 2): Long-term growth.

Delaware VIP Trust, advised by Delaware Management Company.

• Capital Reserves Series (Standard Class): Current income.

• Diversified Income Series (Standard Class): Total return.

• Emerging Markets Series (Standard Class): Capital appreciation.

• High Yield Series (Standard Class): Total return.

• Small Cap Value Series (Standard Class): Capital appreciation.

• Trend Series (Standard Class): Capital appreciation.

• U. S. Growth Series (Standard Class): Capital appreciation.

• Value Series (Standard Class): Capital appreciation.

Fidelity Variable Insurance Products, advised by Fidelity Management & Research Company.

• Contrafund Portfolio (Service Class): Long-term capital appreciation.

• Growth Portfolio (Service Class): Capital appreciation.

• Mid Cap Portfolio (Service Class): Long-term growth.

• Overseas Portfolio (Service Class): Long-term growth.

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Franklin Templeton Variable Insurance Products Trust, advised by Franklin Advisers, Inc. for the Franklin Income Securities Fund, the Franklin Small-Mid Cap Growth Securities Fund and the Templeton Global Income Securities Fund, and by Franklin Mutual Advisers, LLC for the Mutual Shares Securities Fund.

• Franklin Income Securities Fund (Class 1): Current income.

• Franklin Small-Mid Cap Growth Securities Fund (Class 1): Long-term growth.

• Mutual Shares Securities Fund (Class 1): Capital appreciation.

• Templeton Global Income Securities Fund (Class 1): Total return.

Lincoln Variable Insurance Products Trust, advised by Lincoln Investment Advisors Corporation.

• LVIP Baron Growth Opportunities Fund (Service Class): Capital appreciation.

   (Subadvised by BAMCO, Inc.)

• LVIP Capital Growth Fund (Standard Class):  Capital appreciation.

  (Subadvised by Wellington Management Company, LLP)

• LVIP Cohen & Steers Global Real Estate Fund (Standard Class): Total return.

   (Subadvised by Cohen & Steers Capital Management)

• LVIP Columbia Value Opportunities Fund (Standard Class):  Long-term capital appreciation.

   (Subadvised by Columbia Management Advisors, LLC)

• LVIP Delaware Bond Fund (Standard Class): Current income.

   (Subadvised by Delaware Management Company)

• LVIP Delaware Growth and Income Fund (Standard Class):  Capital appreciation.

   (Subadvised by Delaware Management Company)

• LVIP Delaware Social Awareness Fund (Standard Class):  Capital appreciation.

   (Subadvised by Delaware Management Company)

• LVIP Delaware Special Opportunities Fund (Standard Class):  Capital appreciation.

   (Subadvised by Delaware Management Company)

• LVIP FI Equity-Income Fund (Standard Class):  Income.

   (Subadvised by Pyramis Global Advisors LLC)

• LVIP Janus Capital Appreciation Fund (Standard Class): Long-term growth.

   (Subadvised by Janus Capital Management LLC)

• LVIP Marsico International Growth Fund (Standard Class):  Long-term capital appreciation.

   (Subadvised by Marsico Capital Management, LLC)

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• LVIP MFS® Value Fund (Standard Class):  Long-term growth of capital.

   (Subadvised by Massachusetts Financial Services Company)

• LVIP Mid-Cap Value Fund (Standard Class):  Long-term capital appreciation.

   (Subadvised by Wellington Management Company, LLP)

• LVIP Mondrian International Value Fund (Standard Class): Capital appreciation.

   (Subadvised by Mondrian Investment Partners Limited)

• LVIP Money Market Fund (Standard Class): Preservation of capital.

   (Subadvised by Delaware Management Company)

• LVIP SSgA Bond Index Fund (Standard Class):  Current income.

   (Subadvised by SSgA Funds Management, Inc.)

• LVIP SSgA Developed International 150 Fund (Standard Class):  Long-term capital appreciation.

   (Subadvised by SSgA Funds Management, Inc.)

• LVIP SSgA Emerging Markets 100 Fund (Standard Class):  Long-term capital appreciation.

   (Subadvised by SSgA Funds Management, Inc.)

• LVIP SSgA International Index Fund (Standard Class):  Long-term capital appreciation.

   (Subadvised by SSgA Funds Management, Inc.)

• LVIP SSgA Large Cap 100 Fund (Standard Class):  Long-term capital appreciation.

   (Subadvised by SSgA Funds Management, Inc.)

• LVIP SSgA S&P 500 Index Fund (Standard Class)(1):  Capital appreciation.

   (Subadvised by  SSgA Funds Management. Inc.)

• LVIP SSgA Small/Mid Cap 200 Fund (Standard Class):  Long-term capital appreciation.

   (Subadvised by SSgA Funds Management, Inc.)

• LVIP SSgA Small-Cap Index Fund (Standard Class):  Capital appreciation.

   (Subadvised by  SSgA Funds Management, Inc.)

• LVIP T. Rowe Price Growth Stock Fund (Standard Class):  Long-term growth of capital.

   (Subadvised by T. Rowe Price Associates, Inc.)

• LVIP T. Rowe Price Structured Mid-Cap Growth Fund (Standard Class): Maximum capital appreciation.

   (Subadvised by T. Rowe Price Associates, Inc.)

• LVIP Templeton Growth Fund (Standard Class):  Long-term growth of capital.

   (Subadvised by Templeton Investment Counsel, LLC)

• LVIP Turner Mid-Cap Growth Fund (Standard Class):  Capital appreciation.

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   (Subadvised by Turner Investment Partners)

• LVIP UBS Global Asset Allocation Fund (Standard Class):  Total return.

   (Subadvised by UBS Global Asset Management (Americas) Inc. (UBS Global AM))

• LVIP Wilshire 2010 Profile Fund (Standard Class) (2): Total return.

   (Subadvised by Wilshire Associates Incorporated)

• LVIP Wilshire 2020 Profile Fund (Standard Class) (2): Total return.

   (Subadvised by Wilshire Associates Incorporated)

• LVIP Wilshire 2030 Profile Fund (Standard Class) (2): Total return.

   (Subadvised by Wilshire Associates Incorporated)

• LVIP Wilshire 2040 Profile Fund (Standard Class) (2): Total return.

   (Subadvised by Wilshire Associates Incorporated)

• LVIP Wilshire Aggressive Profile Fund (Standard Class) (2): Capital appreciation.

   (Subadvised by Wilshire Associates Incorporated)

• LVIP Wilshire Conservative Profile Fund (Standard Class) (2): Current income.

   (Subadvised by Wilshire Associates Incorporated)

• LVIP Wilshire Moderate Profile Fund (Standard Class) (2): Total return.

   (Subadvised by Wilshire Associates Incorporated)

• LVIP Wilshire Moderately Aggressive Profile Fund (Standard Class) (2): Growth and income.

   (Subadvised by Wilshire Associates Incorporated)

MFS ® Variable Insurance Trust, advised by Massachusetts Financial Services Company

• Growth Series (Initial Class):  Capital appreciation.

• Total Return Series (Initial Class): Growth and income.

• Utilities Series (Initial Class): Growth and income.

(1) “S&P 500” is a trademark of The McGraw Hill Companies, Inc. and has been licensed for use by Lincoln Variable Insurance Products Trust and its affiliates.  The product is not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of purchasing the product.  (Please see Statement of Additional Information which sets forth additional disclaimers and limitations of liability on behalf of S&P.)

(2)  The Lincoln Variable Insurance Products Trust LVIP Wilshire 2010 Profile Fund, LVIP Wilshire 2020 Profile Fund, LVIP Wilshire 2030 Profile Fund, LVIP Wilshire 2040 Profile Fund, LVIP Wilshire Aggressive Profile Fund, LVIP Wilshire Conservative Profile Fund, LVIP Wilshire Moderate Profile Fund, and LVIP Wilshire Moderately Aggressive Profile Fund are “Fund of Funds” and as such purchase shares of other mutual funds rather than directly investing in debt and equity securities.  As a result, Fund of Funds may have higher expenses than mutual funds which invest directly in debt and equity securities.  None of the mutual funds, the shares of which are purchased by these Funds of Funds, pay 12b-1 fees to Lincoln Life or its affiliates.

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Sub-Account Availability and Substitution of Funds

Lincoln Life may close Sub-Accounts and may seek to substitute shares of other funds as the fund in which a Sub-Account invests if:

1)	the shares of any underlying fund should no longer be available for investment by the Separate Account; or

2)	the Sub-Account has not attracted significant policyholder allocations; or

3)

in our judgment, further investment in such shares ceases to be appropriate in view of the purpose of the Separate Account, legal, regulatory or federal income tax restrictions, or for any other reason.

We will obtain any necessary regulatory or other approvals prior to such a change. We will endorse your policy as required to reflect any withdrawal or substitutions. Substitute funds may have higher charges than the funds being replaced.

Voting Rights

The underlying funds do not hold regularly scheduled shareholder meetings. When a fund holds a special meeting for the purpose of approving changes in the ownership or operation of the fund, the Company is entitled to vote the shares held by our Sub-Account in that fund. Under our current interpretation of applicable law, you may instruct us how to vote those shares.

We will notify you when your instructions are needed and will provide information from the fund about the matters requiring the special meeting.  We will calculate the number of votes for which you may instruct us based on the amount you have allocated to that Sub-Account, and the value of a share of the corresponding fund, as of a date chosen by the fund (record date). If we receive instructions from you, we will follow those instructions in voting the shares attributable to your policy. If we do not receive instructions from you, we will vote the shares attributable to your policy in the same proportion as we vote other shares based on instructions received from other policy owners.  Since underlying funds may also offer their shares to entities other than the Company, those other entities also may vote shares of the underlying funds, and those votes may affect the outcome.

Each underlying fund is subject to the laws of the state in which it is organized concerning, among other things, the matters which are subject to a shareholder vote, the number of shares which must be present in person or by proxy at a meeting of shareholders (a “quorum”), and the percentage of such shareholders present in person or by proxy which must vote in favor of matters presented. Because shares of the underlying fund held in the Separate Account are owned by the Company, and because under the 1940 Act the Company will vote all such shares in the same proportion as the voting instruction which we receive, it is important that each Policy owner provide their voting instructions to the Company.  Even though Policy owners may choose not to provide voting instruction, the shares of a fund to which such Policyholders would have been entitled to provide voting instruction will be voted by the Company in the same proportion as the voting instruction which we actually receive.  As a result, the instruction of a small number of Policy owners could determine the outcome of matters subject to shareholder vote.  In addition, because the Company expects to vote all shares of the underlying fund which it owns at a meeting of the shareholders of an underlying fund, all shares voted by the Company will be counted

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when the underlying fund determines whether any requirement for a minimum number of shares be present at such a meeting to satisfy a quorum requirement has been met.

POLICY CHARGES AND FEES

Policy charges and fees compensate us for providing your insurance benefit, administering your policy, assuming risks associated with your policy, and incurring sales related expenses. We may profit from any of these charges, and we may use this profit for any purpose, including covering shortfalls from other charges.

In addition to policy charges, the investment adviser for each of the underlying funds deducts a daily charge as a percent of the value in each fund as an asset management charge. The charge reflects asset management fees of the investment adviser. Other expenses are incurred by the funds (including 12b-1 fees for Class 2 shares and other expenses) and deducted from fund assets. Values in the Sub-Accounts are reduced by these charges. Future fund expenses may vary. Detailed information about charges and expenses incurred by an underlying fund is contained in each fund’s prospectus.

The Monthly Deductions, including the Cost of Insurance Charge, will be deducted proportionately from the Net Accumulation Value of each Sub-Account and the Fixed Account subject to the charge.

The Monthly Deductions are made on the “Monthly Anniversary Day,” the Policy Date, and the same day of each month thereafter. If the day that would otherwise be a Monthly Anniversary Day is non-existent for that month, or is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day.

If the value is insufficient to cover the current Monthly Deduction, you have a 61-day Grace Period to make a payment sufficient to cover that deduction.

Premium Load; Net Premium Payment

We make a deduction from each premium payment. This amount, referred to as “Premium Load,” covers certain policy-related state and federal tax liabilities. In considering policy related state taxes, the Company considers the average of the taxes imposed by the states rather than any taxes specifically imposed by the state in which the policy owner resides.  Policy-related taxes imposed by states range from 0.0% to 4.0%.  It also covers a portion of the sales expenses incurred by the Company. We deduct 7% from each premium payment in policy years 1 – 20 and 4% in policy years 21 and beyond. The premium payment, net of the premium load, is called the “Net Premium Payment.”

Surrender Charges

General:

Your policy gives you the right to (i) fully surrender your policy (a “Full Surrender”) and receive the “Accumulation Value” of the policy less any applicable Surrender Charges (which is called the policy’s “Surrender Value”); (ii) partially surrender your policy and receive from the Accumulation Value of your policy the amount you specifically request in

25

cash (a “Partial Surrender”); and (iii) request a reduction in the specified amount of your policy (a “Reduction in specified amount”).  The “Accumulation Value” of your policy is the sum of the Fixed Account Value, the Separate Account Value, and the Loan Account Value (see section headed “Premiums – Policy Values” for discussion of how these values are calculated).  In addition, Partial Surrenders are limited to 90% of the policy’s Surrender Value (see section headed “Policy Surrenders – Partial Surrenders” for a detailed discussion).

A “Surrender Charge” may apply if you request a Full Surrender or a Reduction in specified amount. The Surrender Charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of Surrender Charges is included in each policy.  No Surrender Charge is imposed if you request a Partial Surrender.

The Surrender Charge varies by age of the insured, the number of years since the “Policy Date” or the date of each increase in specified amount, and the specified amount. (See section headed “Your Insurance Policy” for a discussion of Policy Date.)  The Surrender Charge will never exceed $60.00 per $1,000 of specified amount. A personalized schedule of surrender charges is included in each policy when your policy is issued. That schedule will calculate the applicable Surrender Charge for you for each year during which a Surrender Charge based upon the Initial specified amount of your policy will be imposed, the result of multiplying (a) the amount per $1,000 of Initial specified amount of your policy by (b) the Initial specified amount divided by 1,000.

If you increase the specified amount, a new Surrender Charge will be applicable to each increase. This charge would be imposed if you surrender all or a part of the increased specified amount and will be added to any Surrender Charge on the existing specified amount. Upon an increase in specified amount, we will send you a confirmation of the increase. You may obtain more information about the Surrender Charges that would apply to your policy by requesting a personalized illustration from your financial adviser.  This personalized illustration will demonstrate the amount of the Surrender Charges that would be imposed in the event you thereafter requested a reduction of that increased specified amount and their impact on your policy values.  In addition, an example of how the various actions described below would impact the surrender charge is included in Appendix A of this prospectus.

For Full Surrenders, the duration of the Surrender Charge is 15 years from the Policy Date for the Initial specified amount and 15 years from the date of each increase in specified amount. For Reductions in Specified Amount, the duration of the surrender charge is 10 years from the Policy Date for the Initial specified amount and 10 years from the date of each increase in the specified amount.  If there has been more than one increase in specified amount, each increase is separately tracked for the purpose of determining the applicable Surrender Charge.

Surrender Charges are assessed by withdrawing value from the Sub-Accounts and the Fixed Account proportionately. The Surrender Charge will not exceed the policy value. All Surrender Charges decline to zero within 15 years from the Policy Date, or 15 years from the effective date of each increase in specified amount.

When you apply for the policy, your financial adviser can prepare personalized illustrations that reflect the Surrender Charges that would apply if you request a Full Surrender or a Reduction in specified amount at various points during your policy ownership.  In addition, after your policy is issued, please also contact your financial adviser before you request a

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Full Surrender or a Reduction in specified amount of your policy and ask for a personalized illustration that would reflect the amount of the Surrender Charges that would be imposed on the transaction you are considering and their impact on your policy values.

Full Surrenders:

If you request a Full Surrender of your policy in which the specified amount has neither increased nor decreased, the Surrender Charge will equal 1) multiplied by 2) where:

1)	is the amount per $1,000 of Initial specified amount for the number of years since the Policy Date; and

2)	is the Initial specified amount divided by 1,000.

For example, the Surrender Charge for a Full Surrender of a policy at the end of the tenth policy year for a male, issue age 45 with an Initial specified amount of $1,000,000 which has not been increased would be; a) 11.12 multiplied by b) 1,000 ($1,000,000 divided by 1,000), or $11,120.

If you request a Full Surrender of your policy after you have requested one or more increases in the specified amount (but have not previously requested a decrease in the specified amount), the Surrender Charge will equal 1) plus 2) where:

1)              is

a)              the amount per $1,000 of Initial specified amount for the number of years since the Policy Date; multiplied by

b)             the Initial specified amount divided by 1,000; and

2)              is for each increase in specified amount

a)              the amount per $1,000 of increase in specified amount for the number of years since the date of each increase; multiplied by

b)             the increased specified amount divided by 1,000.

If you request a Full Surrender of  the policy in which you have requested a Reduction in specified amount, the Surrender Charge will equal 1) multiplied by 2) multiplied by 3) where:

1)              is the amount per $1,000 of Initial specified amount for the number of years since the Policy Date; and

2)              is one minus the percentage of the Initial specified amount for which a Surrender Charge was previously assessed; and

3)              is the specified amount divided by 1,000.

The charge assessed upon a Full Surrender will be subtracted from the policy’s Accumulation Value. If the policy’s Net Accumulation Value does not cover the policy’s Surrender Charges, any shortfall will be deducted from any available Premium Reserve Rider Net Accumulation Value.

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Reduction in Specified Amount:

If you request a Reduction in specified amount of your policy where you have not previously requested an increase in specified amount,, the Surrender Charge will be calculated as 1) minus 2), then divided by 3) and then multiplied by 4), where:

1)	is the amount of this decrease plus any prior decreases;

2)	is the greater of an amount equal to 25% of the Initial specified amount or the sum of all prior decreases;

3)	is the Initial specified amount; and

4)	is the then applicable Surrender Charge.

The length of the Surrender Charge period for Reductions in specified amount is 10 years from the Policy Date for the Initial specified amount or 10 years from the effective date of each increase in specified amount.

The same calculation is made each time you request a Reduction in specified amount.

If you request a Reduction in specified amount of your policy when you previously have requested an increase in specified amount, each increase in specified amount (or part thereof, if your request for Reduction in specified amount is for less than the full amount of the most recent increase in specified amount) will be surrendered separately on a last in, first out basis.  That is, the most recently requested increase in specified amount will be surrendered first, then the next most recently requested increase in specified amount (or part thereof) will be surrendered next, until the specified amount has been reduced in accordance with your request for a Reduction in specified amount.  Rather than impose a charge to recover the expenses incurred by the Company to process the increase at the time the increase is approved, the Company spreads out those expenses over a period of years.  The use of the last in, first out order helps the Company to recover such expenses should a Reduction in specified amount result in the surrender of an increase in specified amount for which the Company had not recovered its costs.  The last in, first out order will be followed even if there are earlier increases in specified amount which were made more than 10 years prior to your request for a Reduction in specified amount.

If your request for Reduction in specified amount exceeds the amount of the most recent increase in specified amount, then the next most recent increase (or part thereof) will be surrendered, and the Surrender Charge will be calculated separately for the amount of that increase which is surrendered.  Increases in specified amounts will be surrendered successively (including, if necessary, a part of the Initial specified amount) until the total amount of such successive surrenders equal the amount of your requested Reduction in specified amount.  Any requests for Reduction in specified amount thereafter will be handled in a similar manner, that is, the most recent increase in specified amount or remaining part of a previous increase in specified amount will be next surrendered in whole or in part.

If you engage in a series of increases and reductions in specified amount, the latest increase in the specified amount of your policy will be surrendered in whole or in part should you thereafter request a Reduction in specified amount.

We may limit requests for Reduction in specified amount, to the extent there is insufficient value to cover the necessary surrender charges.

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Your request for a Reduction in specified amount will become effective on the day on which we approve your request if that day is a Monthly Anniversary Day.  If that day is not a Monthly Anniversary Day, your request will be come effective on the Monthly Anniversary Day which next follows the day on which we approve your request.

Partial Surrender:

There is no Surrender Charge if you request a Partial Surrender.  However, we reserve the right to limit the total of all Partial Surrenders to 90% of the policy’s Surrender Value (see section headed “Policy Surrenders—Partial Surrender” for a detailed discussion).  In addition, a Partial Surrender may reduce the policy’s specified amount if you have elected Death Benefit Option 1 (see section headed “Policy Surrenders—Partial Surrender” for detailed discussion). In addition, we may decline a request for a Partial Surrender which results in a reduction in the policy’s specified amount below the minimum specified amount or below the level required to maintain the policy as life insurance for the purposes of federal income tax law (see section headed “Tax Issues – Taxation of Life Insurance in General” for detailed discussion).

If your policy includes the Estate Tax Repeal Rider, and if you satisfy its special conditions, you will have a one-time right to cancel your policy without being subject to Surrender Charges. This is a limited benefit and is subject to our specific definition of Estate Tax Repeal.

Any surrender may have tax implications. Consult your tax or other adviser before initiating a surrender.

Partial Surrender Fee

No Surrender Charge or Administrative Fee is imposed on a Partial Surrender.

Transfer Fee

For each transfer request in excess of 24 made during any policy year, we reserve the right to charge you an administrative fee of $25.

In the event that we make a material change in the investment strategy of a Sub-Account, you may transfer the Accumulation Values allocated to that Sub-Account to any other Sub-Account or to the Fixed Account without being charged a fee and may do so even if you have requested 24 transfers during that policy year.  This option to transfer from a Sub-Account must be exercised within 60 days after the effective date of such change in investment strategy of that Sub-Account.  You will be provided written notice in the event that such a change is made.

Mortality and Expense Risk Charge

We assess a daily mortality and expense risk charge as a percentage of the value of the Sub-Accounts. The mortality risk assumed is that the insured may live for a shorter period

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than we originally estimated. The expense risk assumed is that our expenses incurred in issuing and administering the policies will be greater than we originally estimated. The charge is guaranteed not to exceed an effective annual rate of 0.60% in policy years 1-10 and 0.20% in policy years 11-20, and 0.00% in policy years 21 and beyond.  The current charge is at an effective annual rate of 0.60% in policy years 1-10, 0.20% in policy years 11-20, and 0.00% in policy years 21 and beyond.

Cost of Insurance Charge

A significant cost of variable life insurance is the “Cost of Insurance Charge”. This charge is the portion of the Monthly Deduction designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value. It is determined based on our expectation of future mortality, investment earnings, persistency and expenses (including taxes).

The Cost of Insurance Charge depends on the policy duration, the age, underwriting category and gender of the insured, and the current “Net Amount at Risk”. The Net Amount at Risk is the death benefit minus the greater of zero or the policy value, and may vary with investment performance, premium payment patterns, and charges. The rate on which the Monthly Deduction for the Cost of Insurance Charge is based will generally increase each policy year as the insured ages. Cost of insurance rates are generally lower for healthy individuals.

The Cost of Insurance Charge is determined monthly by dividing the death benefit at the beginning of the policy month by 1 plus .0032737 (the monthly equivalent of an effective annual rate of 4.0%), subtracting the value at the beginning of the policy month, and multiplying the result (the “net amount at risk”) by the applicable cost of insurance rate as determined by the Company.

The current Cost of Insurance Charge may be less than the guaranteed cost of insurance charge, but it will never exceed the maximum cost of insurance charge. A schedule of guaranteed maximum cost of insurance rates is part of your policy.

Administrative Fee

There is a flat monthly deduction of $10 in all years.

For the first ten policy years from issue date or increase in specified amount, there is an additional charge that varies with the insured’s age, sex, and premium class. This charge will never exceed $2.56 per $1,000 of Initial specified amount or increase in specified amount. This fee compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

Policy Loan Interest

If you borrow against your policy, interest will be charged to the Loan Account value. The annual effective interest rate is 5.0% in years 1-10, 4.1% in years 11 and beyond. We will credit 4.0% interest on the Loan Account value in all years.

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Rider Charges

The following paragraphs describe the charges for the riders listed below.  The features of the riders available with this policy and any limitations on the selection of riders are discussed in the section headed “Riders”.

Waiver of Monthly Deduction Rider. The monthly charge for this benefit is equal to the sum of all other covered monthly charges for the policy and all riders, multiplied by a percentage. The percentage depends on the age, underwriting category and gender of the insured. The maximum percentage is 12.0%. If you have elected this rider, a table of percentages appears on the rider pages in your policy.

Estate Tax Repeal Rider. There is a $250 one-time charge at issue for this rider.

Overloan Protection Rider.  There is a one-time charge for this rider if you choose to elect the benefit. This charge will not exceed 5.0% of the then current Accumulation Value.

Premium Reserve Rider.  We deduct 4.0% from each premium payment you direct to this rider.  Transfers of Premium Reserve Rider Accumulation Value from this rider to the policy may be subject to a charge of 3.0% of amount transferred during policy years 1 – 10.  Premium Reserve Rider Accumulation Value allocated to the Premium Reserve Separate Account is subject to the mortality and expense risk charge (which does not exceed 0.60% for policy years 1 – 10 and 0.20% for policy years 11 and later).  In addition, if you request a loan from the Premium Reserve Rider Accumulation Value, interest is charged at the same rate as for policy loans.

YOUR INSURANCE POLICY

Your policy is a life insurance contract that provides for a death benefit payable on the death of the insured. The policy and the application constitute the entire contract between you and Lincoln Life.

We may add, change or eliminate any underlying funds that the Separate Account or the Sub-Accounts invest in, subject to state and federal laws and regulations. We may substitute a new fund for one that is no longer available for investment, or is no longer suitable for the policy. We will obtain any required approvals from policy owners, the SEC, and state insurance regulators before substituting any funds.

We may choose to add or remove Sub-Accounts as investment options under the policies, based on marketing needs or investment conditions. If we change any Sub-Accounts or substitute any funds, we will make appropriate endorsements to the policies.

If we obtain appropriate approvals from policy owners and securities regulators, we may:

• change the investment objective of the Separate Account;

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• operate the Separate Account as a management investment company, unit   investment trust, or any other form permitted under applicable securities laws;

• deregister the Separate Account; or

• combine the Separate Account with another separate account.

We will notify you of any change that is made.  (See section headed “Transfer Fee” for explanation of an additional right to transfer Accumulation Values from a Sub-Account when its investment objective changes.)

The policy includes policy specifications pages.  These pages provide important information about your policy such as: the identity of the insured and owner; Policy Date; the Initial specified amount; the death benefit option selected; issue age; Planned Premium Payment; Surrender Charges; expense charges and fees; and guaranteed maximum cost of insurance rates.

When your policy is delivered to you, you should review it promptly to confirm that it reflects the information you provided in your application. If not, please notify us immediately.

The policy is nonparticipating. This means that no dividends are payable to you. In addition, your policy does not share in the profits or surplus earnings of the Company.

Before purchasing the policy to replace, or to be funded with proceeds from an existing life insurance policy or annuity, make sure you understand the potential impact. The insured will need to prove current insurability and there may be a new contestable period for the new policy. The death benefit and policy values may be less for some period of time in the new policy.

The “Policy Date” is the date on which we begin life insurance coverage under the policy if you have paid your initial premium with your application.  If you have not paid your initial premium with your application, your life insurance coverage will begin on the day we receive your initial premium. The Policy Date is also the date from which policy years, Policy Anniversary, Monthly Anniversary Days, policy months, premium due dates, and age are determined.

Once your policy is in force, the effective date of payments and requests you send us is usually determined by the day and time we receive them.

We allow telephone or other electronic transactions when you complete our authorization form and return it to us. Contact our Administrative Office for information on permitted electronic transactions and authorization for electronic transactions.

Any telephone or other electronic transmission, whether it is yours, your service provider’s, your agent’s, or ours, can experience outages or slowdowns for a variety of reasons. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you should send your request in writing to our Administrative Office.

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Application

If you decide to purchase a policy, you must first complete an application. A completed application identifies the proposed insured and provides sufficient information to permit us to begin underwriting risks in the policy. We require a medical history and examination of the proposed insured. Based on our review of medical information about the proposed insured, we may decline to provide insurance, or we may place the proposed insured in a special underwriting category. The monthly cost of insurance charge deducted from the policy value after issue varies depending on the age, gender and underwriting category of the insured.

A policy may only be issued upon receipt of satisfactory evidence of insurability, and generally when the insured is at least age 15 and at most age 85. Age will be determined by the nearest birthday of the insured.

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who applies for a policy. When you apply for a policy, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We, or our agent, may also ask to see your driver’s license, photo i.d. or other identifying documents.

Owner

The Owner on the date of issue is designated in the policy specifications. You, as Owner, will make the following choices:

1)  initial death benefit amount and death benefit option;

2)  optional riders;

3)  the amount and frequency of Premium Payments; and

4)  the amount of Net Premium Payment to be allocated to the selected Sub-Accounts or the Fixed Account.

You are entitled to exercise rights and privileges of your policy as long as the insured is living. These rights generally include the power to select the Beneficiary, request Policy Loans, make Partial Surrenders, surrender the policy entirely, request a Reduction in specified amount, name a new owner, and assign the policy. You must inform us of any change in writing. We will record change of Owner and Beneficiary forms to be effective as of the date of the latest signature on the request.

Right to Examine Period

You may return your policy to us for cancellation within 45 days after the application is signed or ten days after you receive it (60 days after receipt for policies issued in replacement of other insurance). This is called the right to examine period. If the policy is returned for cancellation within the right to examine period, we will refund to you the greater of (a) all Premium Payments less any Indebtedness; or (b) the sum of (i) the Accumulation Value less any Indebtedness, on the date the returned policy is received by us, plus (ii) any charges and fees imposed under the policy’s terms. If a Premium Payment was made by check, there may be a delay until the check clears.

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Any Net Premium Payments received by us within ten days of the date the policy was issued will be held in the Money Market Sub-Account. At the end of that period, it will be allocated to the Sub-Accounts and the Fixed Account, if applicable, which you designated. If the policy is returned for cancellation within the right to examine period, we will return to you the greater of (a) all Premium Payments less any Indebtedness; or (b) the sum of (i) the Accumulation Value less any Indebtedness, on the date the returned policy is received by us, plus (ii) any charges and fees imposed under the policy’s terms.

Initial Specified Amount

You will select the Initial Specified Amount of death benefit on the application. This may not be less than $100,000. This amount, in combination with a death benefit option, will determine the initial death benefit. The Initial specified amount is shown on the policy specifications page.

Transfers

You may make transfers among the Sub-Accounts and the Fixed Account, subject to certain provisions. You should carefully consider current market conditions and each fund’s objective and investment policy before allocating money to the Sub-Accounts.

During the first policy year, transfers from the Fixed Account to the Sub-Accounts may be made only as provided for in the Dollar cost averaging or Automatic rebalancing program described below. The amount of all transfers from the Fixed Account in any other policy year may not exceed the greater of:

1)  25% of the Fixed Account value as of the immediately preceding Policy Anniversary, or

2)  the total dollar amount transferred from the Fixed Account in the immediately preceding policy year.

Up to 24 transfer requests (a request may involve more than a single transfer) may be made in any policy year without charge. We may limit transfers from the Fixed Account at any time.

Requests for transfers must be made in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing, subject to our consent.

Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of accumulation units. This will be based on the accumulation unit values determined after our Administrative Office receives a request in writing or adequately authenticated electronic transfer request. Transfer and financial requests received in good order before 4:00 P.M. Eastern time on a business day will normally be effective that day.

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Market Timing

Frequent, large, or short-term transfers among Sub-Accounts and the Fixed Account, such as those associated with “market timing” transactions, can affect the underlying funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund’s portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our policy owners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the “Market Timing Procedures”). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Sub-Accounts and the Fixed Account that may affect other policy owners or fund shareholders.

In addition, the underlying funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among Sub-Accounts.  While we reserve the right to enforce these policies and procedures, policy owners and other persons with interests under the policies should be aware that we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the funds.

However, under the SEC rules, we are required to: (1) enter into written agreement with each underlying fund or its principal underwriter that obligates us to provide to the underlying fund promptly upon request certain information about the trading activity of individual policy owners, and (2) execute instructions from the underlying fund to restrict or prohibit further purchases or transfers by specific policy owners who violate excessive trading policies established by the underlying funds.

You should be aware that the purchase and redemption orders received by underlying funds generally are “omnibus” orders from intermediaries such as retirement plans or separate accounts to which premium payments and cash values of variable insurance policies are allocated.  The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance policies.  The omnibus nature of these orders may limit the underlying funds’ ability to apply their respective disruptive trading policies and procedures.  We cannot guarantee that the underlying funds (and thus our policy owners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may purchase the underlying funds.  In addition, if an underlying fund believes that an omnibus order we submit may reflect one or more transfer requests from policy owners engaged in disruptive trading activity, the underlying fund may reject the entire omnibus order.

Our Market Timing Procedures detect potential “market timers” by examining the number of transfers made by policy owners within given periods of time. In addition, managers of the funds might contact us if they believe or suspect that there is market timing. If requested by a fund company, we may vary our Market Timing Procedures from Sub-Accounts to Sub-Accounts to comply with specific fund policies and procedures.

We may increase our monitoring of policy owners who we have previously identified as market timers. When applying the parameters used to detect market timers, we will consider multiple contracts owned by the same policy owner if that policy owner has been identified as a market timer. For each policy owner, we will investigate the transfer patterns that meet the parameters being used to detect potential market timers. We will also investigate any

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patterns of trading behavior identified by the funds that may not have been captured by our Market Timing Procedures.

Once a policy owner has been identified as a “market timer” under our Market Timing Procedures, we will notify the policy owner in writing that future transfers (among the Sub-Accounts and/or the Fixed Account) will be temporarily permitted to be made only by original signature sent to us by U.S. mail, standard delivery for the remainder of the policy year. Overnight delivery or electronic instructions (which may include telephone, facsimile, or Internet instructions) submitted during this period will not be accepted. If overnight delivery or electronic instructions are inadvertently accepted from a policy owner that has been identified as a market timer, upon discovery, we will reverse the transaction within 1 to 2 business days of our discovery. We will impose this “original signature” restriction on that policy owner even if we cannot identify, in the particular circumstances, any harmful effect from that policy owner’s particular transfers.

Policy owners seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect such transfer activity may be limited by operational systems and technological limitations. The identification of policy owners determined to be engaged in such transfer activity that may adversely affect other policy owners or fund shareholders involves judgments that are inherently subjective. We cannot guarantee that our Market Timing Procedures will detect every potential market timer. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the funds. This may result in lower long-term returns for your investments.

Our Market Timing Procedures are applied consistently to all policy owners. An exception for any policy owner will be made only in the event we are required to do so by a court of law. In addition, certain funds available as investment options in your contract may also be available as investment options for owners of other, older life insurance policies issued by us.

Some of these older life insurance policies do not provide a contractual basis for us to restrict or refuse transfers which are suspected to be market timing activity. In addition, because other insurance companies and/or retirement plans may invest in the funds, we cannot guarantee that the funds will not suffer harm from frequent, large, or short-term transfer activity among Sub-Accounts and the Fixed Accounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity, to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). If we modify our Market Timing Procedures, they will be applied uniformly to all policy owners or as applicable to all policy owners with policy values allocated to Sub-Accounts investing in particular underlying funds. We also reserve the right to implement and administer redemption fees imposed by one or more of the funds in the future.

Some of the underlying funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the underlying fund’s investment adviser, the underlying fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected.  To

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the extent permitted by applicable law, we reserve the right to defer or reject a transfer request at any time that we are unable to purchase or redeem shares of any of the funds in which the Separate Account invests, including any refusal or restriction on purchases or redemptions of the Sub-Account units as a result of the funds’ own policies and procedures on market timing activities.  If a fund refuses to accept a transfer request we have already processed, we will reverse the transaction within 1-2 business days of the day on which we receive notice of the refusal. We will notify you in writing if we have reversed, restricted or refused any of your transfer requests. Some of the underlying funds may also impose redemption fees on short-term trading (i. e., redemptions of underlying fund shares within a certain number of business days after purchase).  We reserve the right to administer and collect any such redemption fees on behalf of the underlying funds.  You should read the prospectuses of the funds for more details on their ability to refuse or restrict purchases or redemptions of their shares.

Optional Sub-Account Allocation Programs

You may elect to participate in programs for Dollar cost averaging or Automatic rebalancing. There is currently no charge for these programs. You may participate in only one program at any time.

Dollar Cost Averaging systematically transfers specified dollar amounts during the first policy year from the Money Market Sub-Account or the Fixed Account. Transfer allocations may be made to one or more of the Sub-Accounts (not the Fixed Account) on a monthly basis. These transfers do not count against the free transfers available. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, you may reduce exposure to market volatility. Dollar cost averaging will not assure a profit or protect against a declining market.

If the owner elects Dollar cost averaging from either the Money Market Sub-Account or the Fixed Account the value in that account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.

If Dollar cost averaging is desired, it must be elected at issue.

Dollar cost averaging terminates automatically:

1)              if the value in the Money Market Sub-Account or the Fixed Account is insufficient to complete the next transfer;

2)              seven calendar days after our Administrative Office receives a request for termination in writing or by telephone, with adequate authentication;

3)              on the first Policy Anniversary; or

4)              if your policy is surrendered or otherwise terminates.

Automatic Rebalancing periodically restores to a pre-determined level the percentage of policy value allocated to the Fixed Account and each Sub-Account. The pre-determined level is the allocation initially selected on the application, until changed by the Owner. Your policy will be issued with Automatic rebalancing. When Automatic rebalancing is in effect, all

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Net Premium Payments allocated to the Sub-Accounts and Fixed Account will be subject to Automatic rebalancing.  Transfers among the Sub-Accounts and the Fixed Account as a result of Automatic rebalancing do not count against the number of free transfers available.  Automatic rebalancing provides a method for reestablishing fixed proportions among your allocations to your Sub-Accounts on a systematic basis.  Automatic rebalancing helps to maintain your allocation among market segments, although it entails reducing your policy values allocated to the better performing segments.  Therefore, you should carefully consider market conditions and the investment objectives of each Sub-Account and underlying fund before electing to participate in Automatic rebalancing.

Automatic rebalancing is available only on a quarterly basis. Automatic rebalancing may be terminated, or the allocation may be changed at any time, by contacting our Administrative Office.

Riders

We may offer you riders to your policy from time to time. Riders may alter the benefits or charges in your policyElection of riders may have tax consequences to you. Also, exercising a rider will enhance or restrict the benefits otherwise available under your policy; any such enhancements or restrictions are discussed when the terms of the rider are discussed. (See discussion of each rider in the sub-sections headed “Waiver of Monthly Deduction Rider”, “Change of Insured Rider”, “Estate Tax Repeal Rider”, No-Lapse Enhancement rider”, “Overloan Protection Rider”, and “Premium Reserve Rider”. Consult your financial and tax advisers before adding riders to, or deleting them from, your policy.  Please ask your financial adviser for an illustration that reflects the impact of adding a rider to your policy or deleting a rider form your policy before you make your decision.

Some of the riders discussed below are optional and you must decide whether to apply for those riders.  Optional riders include the Waiver of Monthly Deduction Rider, the Change of Insured Rider, and the Estate Tax Repeal Rider.   The No-Lapse Enhancement Rider, the Premium Reserve Rider, and the Overloan Protection Rider will automatically be included with your policy.

Waiver of Monthly Deduction Rider. If desired, you must select this rider when you initially apply for insurance. Lincoln Life will maintain the death benefit by paying covered monthly deductions during periods of disability. Charges for this rider, if elected, are part of the Monthly Deductions.

Change of Insured Rider. With this rider, you may name a new insured in place of the current insured. Underwriting and policy value requirements must be met. The benefit expires on the anniversary nearest to the current insured’s 65th birthday. There is no separate charge for this rider; however policy charges applicable to the new insured may differ from charges applicable to the current insured. Exercising the Change of Insured Rider is a fully taxable event.

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Estate Tax Repeal Rider. If desired, you must select this rider when you initially apply for your insurance policy.  You should discuss with your financial and tax advisers whether, and the extent to which, the benefits of this rider would assist you in reaching your long term financial, estate planning, and other goals.  For example, if you and your financial and tax advisers determined that this policy is to be purchased solely for the purpose of reducing federal estate taxes, you should discuss with your financial and tax advisers what impact possible Congressional action (or inaction) with respect to the federal estate tax may have on your estate or other plans.  There is a one-time $250 charge at issue for this rider.

Underthe Economic Growth and Tax Relief Reconciliation Act of 2001 (H.R. 1836) (“EGTRRA”), the Federal Estate Tax law will be repealed effective on and after January 1, 2010.  However, EGTRRA also provided that this repeal is only temporary, and unless Congress acts by December 31, 2010 (with such action being retroactively effective as of January 1, 2010) to extend the repeal or to make the repeal permanent, the estate tax will be reinstated on January 1, 2011.

This rider gives you the right to cancel your policy for an amount equal to the Surrender Value of the policy plus any applicable Surrender Charge under certain circumstances.  You may exercise your right under this rider to cancel your policy if (i) the EGTRRA repeal of the Federal Estate Tax law is made permanent; or (ii) the temporary repeal expiration date (that is, January 1, 2011) is extended for at least two years beyond January 1, 2011.

Your right to cancel your policy must be exercised within 12 months from the later of (i) January 1, 2010, or (ii) the date in 2010 upon which legislation is enacted and signed into law which either permanently repeals the Federal Estate Tax law or extends for at least two years the temporary repeal expiration date (that is January 1, 2011).

This rider terminates on the earliest of:

1)              one year from the “start date” (which is the later of (i) January 1, 2010, or (ii) the date in 2010 upon which legislation is enacted and signed into law which either permanently repeals the Federal Estate Tax law or extends for at least two years the temporary repeal expiration date (that is January 1, 2011);

2)              December 31, 2010, provided no legislation has been enacted and signed into law which either permanently repeals the Federal Estate Tax law or extends for at least two years the temporary repeal expiration date (that is January 1, 2011) ;

3)              the date you request termination of the rider;

4)              termination of your policy; or

5)              Full Surrender of your policy prior to the start date.

If your policy lapses but is reinstated, the rider will likewise be reinstated, provided such reinstatement occurs before 1), 2), or 3) above.

No-Lapse Enhancement Rider. This rider, which is automatically issued with your policy, provides you with a limited benefit in the event that your policy would otherwise lapse.  It is a limited benefit in that it does not provide any additional death benefit amount or any increase

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in your cash value. Also, it does not provide any type of market performance guarantee.  The duration of lapse protection provided by this rider will be determined monthly, and will vary based on Net Premium Payments made, interest credited, the amount of any Partial Surrenders, and rates and fees for the rider. Payment of premiums higher than the planned premium and interest credited on net premiums will increase the duration of lapse protection. Partial surrenders and the costs of other riders which have their own charges will reduce the duration of lapse protection.

No-Lapse Protection.  If the Net Accumulation Value under the policy is insufficient to cover the Monthly Deductions, the policy will not lapse as long as three conditions are met:

1)	the rider has not terminated (see subsection headed “Rider Termination” for more information about when the rider terminates);

2)	the rider is providing lapse protection (that is, the period during which lapse protection is provided by the rider – also known as the “duration of lapse protection” – has not ended); and

3)	either the “No-Lapse Value” or the “Reset Account Value”, less any Indebtedness, is greater than zero.

We will automatically issue this rider with your policy. There is no charge for this rider.

The rider consists of the no-lapse value provision (the “No-Lapse Value Provision”) and the reset account value provision (the “Reset Account Value Provision”). Under this rider, your policy will not lapse as long as either the No-Lapse Value or the Reset Account Value, less any Indebtedness, is greater than zero. If both the No-Lapse Value and the Reset Account Value, less any Indebtedness, are zero or less, this rider will not prevent your policy from lapsing. The No-Lapse Value and Reset Account Value are reference values only. If the Net Accumulation Value is insufficient to cover the Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing.

If either the No-Lapse Value Provision or the Reset Account Value Provision of this rider is actively preventing the policy from lapsing, that provision will trigger a death benefit which is different from the death benefit otherwise in effect under the policy. Each provision triggers a different death benefit, as described in more detail below. The change to a death benefit triggered by either provision under this rider is not permanent. If subsequent premium payments create Accumulation Value sufficient to cover the accumulated, if any, as well as current Monthly Deductions, the death benefit triggered by either rider provision will no longer apply, and the death benefit will be restored to the death benefit option in effect under the policy. There is no limit on the number of times we allow death benefits to be restored in this manner. Refer to the section headed “Death Benefits” for more information.

We calculate the No-Lapse Value and Reset Account Value based on a set of rates and fees which are reference rates and reference fees only and are used solely for the purpose of calculating benefits provided by the rider. They will be referred to as the “Reference Rates and Fees”.   The Reference Rates and Fees used for this rider are not charges and fees imposed on your policy and differ from the rates and fees we use to calculate the Accumulation Value of the policy.

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Each provision’s value is based on a set of Reference Rates and Fees unique to that provision. The No-Lapse Value Reference Rates and Fees are the No-Lapse Premium Load and No-Lapse Monthly Deduction for a policy month (which includes the No-Lapse Monthly Cost of Insurance, the cost of any additional benefits provided by other riders that have their own charges, and the No-Lapse Monthly Administrative Fee).  The Reset Account Value Reference Rates and Fees are the Reset Account Premium Load and the Reset Account Monthly Deduction for a policy month (which includes the Reset Account Monthly Cost of Insurance, the cost of any additional benefits provided by other riders that have their own charges, and the Reset Account Monthly Administrative Fee).

At the time we issue the policy, we fix the schedules of Reference Rates and Fees for the life of the policy. Refer to the No-Lapse Enhancement Rider form issued with your policy for more information about the actual schedules of Reference Rates and Fees applicable to your policy.

The No-Lapse Value.  On each Monthly Anniversary Day (see section headed “Policy Charges and Fees” for a discussion of “Monthly Anniversary Day”), the No-Lapse Value will be calculated as 1), plus 2), plus 3), minus 4), minus 5), minus 6) where:

1)              is the No-Lapse Value on the preceding Monthly Anniversary Day;

2)              is all Net Premium Payments received since the preceding Monthly Anniversary Day;

3)              is accumulated interest credited to the No-Lapse Value since the preceding Monthly Anniversary Day;

4)              is the amount of any Partial Surrenders (i.e., withdrawals) under the policy since the preceding Monthly Anniversary Day ;

5)              is the the No-Lapse Monthly Deduction for the month following the Monthly Anniversary Day; and

6)              is the Surrender Charge for any Reduction in specified amount on the Monthly Anniversary Day.

Reductions in specified amounts only become effective on the Monthly Anniversary Day on or next following the day on which the reduction is approved (see section headed “Surrender Charges – Reduction in Specified Amount” for further information).

On any day other than a Monthly Anniversary Day, the No-Lapse Value will be the No-Lapse Value as of the preceding Monthly Anniversary Day, plus all Net Premium Payments received since the preceding Monthly Anniversary Day, less Partial Surrenders, plus accumulated interest credited to the No-Lapse Value.

The No-Lapse Value on the Policy Date will be the initial Net Premium Payment received less the No-Lapse Monthly Deduction for the first policy month.

The No-Lapse Monthly Deduction is the No-Lapse Monthly Cost of Insurance, plus the monthly charge, if any, for other riders, and plus the No-Lapse Monthly Administrative Fee.  The No-Lapse Monthly Cost of Insurance and the No-Lapse Monthly Administrative Fee are Reference Rates and Fees only, are not charges and fees imposed on your policy, and are

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used solely for the purpose of calculating benefits provided by the rider.  These Reference Rates and Fees differ in amount from the policy Cost of Insurance Charge and policy monthly Administrative Fee used to calculate Accumulation Value under your policy.

The Reset Account Value.  On each Monthly Anniversary Day (see section headed “Policy Charges and Fees” for a discussion of “Monthly Anniversary Day”), the Reset Account Value will be calculated as 1), plus 2), plus 3), minus 4), minus 5), minus 6) where:

1)              is the Reset Account Value on the preceding Monthly Anniversary Day;

2)              is all Net Premium Payments received since the preceding Monthly Anniversary Day;

3)              is accumulated interest credited to the Reset Account Value ;

4)              is the amount of any Partial Surrenders (i.e., withdrawals) under the policy since the preceding Monthly Anniversary Day;

5)              is thethe Reset Account Monthly Deduction for the month following the Monthly Anniversary Day; and

6)              is the Surrender Charge for any Reduction in specified amount on the Monthly Anniversary Day.

Reductions in specified amounts only become effective on the Monthly Anniversary Day on or next following the day on which the reduction is approved (see section headed “Surrender Charges – Reduction in Specified Amount” for further information).

On any day other than a Monthly Anniversary Day, the Reset Account Value will be the Reset Account Value as of the preceding Monthly Anniversary Day, plus all Net Premium Payments received since the preceding Monthly Anniversary Day, less Partial Surrenders, plus accumulated interest credited to the Reset Account Value.

The Reset Account Value on the Policy Date will be the initial Net Premium Payment received less the Reset Account Monthly Deduction for the first policy month.

The Reset Account Monthly Deduction is the Reset Account Monthly Cost of Insurance, plus the monthly charge, if any, for other riders, and plus the Reset Account Monthly Administrative Fee.  The Reset Account Monthly Cost of Insurance and the Reset Account Monthly Administrative Fee are Reference Rates and Fees only, are not charges and fees imposed on your policy, and are used solely for the purpose of calculating benefits provided by the rider.  These Reference Rates and Fees differ in amount from the policy Cost of Insurance Charge and policy monthly Administrative Fee used to calculate Accumulation Value under your policy.

On each Policy Anniversary, the Reset Account Value may increase to reflect positive investment performance. If the Reset Account Value on any Policy Anniversary is less than the Accumulation Value on that same policy anniversary, the Reset Account Value will be increased to equal the Accumulation Value. Refer to the No-Lapse Reset Account Provision of the No-Lapse Enhancement Rider attached to your policy.

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Death Benefits Under the Policy and the Rider.  You will select a “guaranteed minimum death benefit” on the application for your policy. This Guaranteed Minimum Death Benefit will be used in determining the actual Death Benefit Proceeds provided by the No-Lapse Value Provision of this rider.  The Guaranteed Minimum Death Benefit you select under the provisions of the No-Lapse Enhancement Rider will only affect the Death Benefit Proceeds payable under the terms of this rider if the rider is actively preventing the policy from lapsing.  It will be shown on the policy specifications page.

The initial Guaranteed Minimum Death Benefit you select must be between 70% and 100% of the Initial Specified Amount for the policy. The higher the percentage you select, the higher the ongoing premium payments which will be required to maintain a No-Lapse Value and/or Reset Account Value greater than zero. If the policy specified amount is later decreased below the Guaranteed Minimum Death Benefit, the Guaranteed Minimum Death Benefit will automatically decrease to equal the specified amount as of the same effective date. If the policy specified amount is later increased, the Guaranteed Minimum Death Benefit will not automatically increase.

If the Net Accumulation Value is sufficient to cover the accumulated, if any, and current Monthly Deductions, the death benefit payable will be determined by the death benefit option in effect. Refer to the section headed “Death Benefits” for more information.

If the Net Accumulation Value is insufficient to cover the accumulated, if any, and current Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing. Each provision triggers a different death benefit.

If the No-Lapse Value Provision is actively keeping the policy from lapsing, the death benefit (the “No-Lapse Provision Death Benefit”) is the Guaranteed Minimum Death Benefit less any Indebtedness and less any Partial Surrenders (i.e., withdrawals) received by the policy owner after the date of insured’s death.  This death benefit may be less than the specified amount of the policy.

If the Reset Account Value Provision is actively keeping the policy from lapsing, the death benefit (the “Reset Account Value Provision Death Benefit”) is the greater of:

1)

a)              the lesser of

(i)             the current specified amount and

(ii)          Initial specified amount), minus

b)             Indebtedness, and minus

c)              any Partial Surrenders (i.e., withdrawals) received by the policy owner after the date of death; or

2)              an amount equal to the Reset Account Value multiplied by the applicable percentage shown in the corridor percentages table of the policy specifications, less any Indebtedness and less any Partial Surrenders after the date of death.

If the requirements of both of the No-Lapse Value Provision and Reset Account Value Provision are met, the death benefit payable will be the greater death benefit amount triggered by either of the provisions. Refer to the section headed “Death Benefits” for more information.

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If this No-Lapse Enhancement Rider prevents the policy from lapsing, and subsequent Premium Payments are made such that the Accumulation Value is sufficient to cover the Monthly Deductions, the death benefit payable will be determined by the death benefit option in effect.  During the period that the rider is preventing the policy from lapsing, the Monthly Deductions under your policy, which consist of the monthly Cost of Insurance Charge, the monthly cost of any riders, and the monthly Administrative Fee, will continue and will be accumulated.  A statement will be sent to you, at least annually, which reflects the accumulated amount of those deductions.  If the rider terminates for any reason, the accumulated and current Monthly Deduction would have to be paid to prevent lapse, and we will send you a notice stating the amount of premiums you would be required to pay to keep your policy in force (see section headed “Lapse and Reinstatement”).

The following examples demonstrate for the policy described below the death benefit under the policy as well as the death benefits calculated under both the No-Lapse Value Provision and the Reset Account Value Provision of the No-Lapse Enhancement Rider.  The column headed “No-Lapse Enhancement Rider Death Benefit” shows the amount of the benefit which would be paid if the Rider were preventing lapse.  That death benefit is the greater of the amounts provided by the No-Lapse Value Provision and the Reset Account Value Provision.

•                  Insured:  Male Standard Non-tobacco, age 55

•                  Specified Amount:  $1,000,000

•                  Annual premium payment:  $18,500 paid annually at or before the beginning of each of the first 30 policy years

•                  No Indebtedness on the policy

•                  Death Benefit Option:  1 (level)

•                  Benefit Selection Option:  Not ElectedAssumed Investment Return:  8.00% gross (7.26% net)

•                  No-Lapse Provision Guaranteed Minimum Death Benefit Percentage = 90% of Initial specified amount

End of Year	Age	Accumulation Value	Policy Death Benefit	No-Lapse Provision Death Benefit	Reset Account Value Provision Death Benefit	No-Lapse Enhancement Rider Death Benefit
10	65	96,229	1,000,000	900,000	1,000,000	1,000,000
20	75	294,510	1,000,000	900,000	1,000,000	1,000,000
30	85	584,424	1,000,000	900,000	—	900,000
40	95	745,856	1,000,000	900,000	—	900,000
50	105	1,114,200	1,114,200	900,000	—	900,000

The above example shows a policy that has sufficient Accumulation Value to remain in force.  Thus, the No-Lapse Enhancement Rider is not needed to prevent the policy in the example above from lapsing.   In this example, the death benefit option selected by the policy owner will determine the amount payable upon the death of the insured.

The example below uses all of the same assumptions as are used for the example above, except for the Assumed Investment Return set forth below:

•                  Assumed Investment Return:  0.00% gross (-0.74% net)

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End of Year	Age	Accumulation Value	Policy Death Benefit	No-Lapse Provision Death Benefit	Reset Account Value Provision Death Benefit	No-Lapse Enhancement Rider Death Benefit
10	65	55,201	1,000,000	900,000	1,000,000	1,000,000
20	75	92,217	1,000,000	900,000	1,000,000	1,000,000
25	80	48,650	1,000,000	900,000	1,000,000	1,000,000
30	85	—	—	900,000	—	900,000
40	95	—	—	900,000	—	900,000
50	105	—	—	900,000	—	900,000

The second example shows a policy in which the Accumulation Value declines to 0 in between policy years 25 and 30.  At that point, the No-Lapse Enhancement Rider will keep the policy from lapsing.  The No-Lapse Enhancement Rider Death Benefit is the greater of the No-Lapse Provision Death Benefit and the Reset Account Value Death Benefit.  Therefore, once the rider begins to prevent lapse, it will provide a Guaranteed Minimum Death Benefit of $900,000 (as elected by the policy owner at the time of application for the policy).  In this example, the death benefit provided by the No-Lapse Enhancement Rider is less than the death benefit which would have been payable under the death benefit selected by the policy owner had the Accumulation Value been sufficient to keep the policy in force without the No-Lapse Enhancement Rider.

The No-Lapse Enhancement Rider can provide benefits when your policy’s Accumulation Value is insufficient to prevent a policy lapse, which would otherwise terminate all policy coverage.  Rider benefits can prevent a policy lapse when the policy’s Accumulation Value is reduced by deductions for policy charges and fees, poor investment performance, partial surrenders of Accumulation Value, Indebtedness for Policy Loans, or any combination of these factors.

Automatic Rebalancing Required.  You must maintain Automatic rebalancing in order to keep this rider in effect. Automatic rebalancing will be in effect when the policy is issued. If you discontinue Automatic rebalancing after the policy is issued, this rider will terminate. After this rider terminates, the policy will remain in force only if the Accumulation Value is sufficient to cover the Monthly Deductions. Refer to the section headed “Optional Sub-Account Allocation Programs” for more information about Automatic rebalancing.

We reserve the right to restrict your allocation to certain Sub-Accounts to a maximum of 40% of the policy Accumulation Value in order to keep this rider in effect.  While we currently do not restrict your allocation rights, your policy will include a listing of the Sub-Accounts available as of the Policy Date to which allocation may be so restricted.  The decision to enforce this restriction will be based on an annual review of the Separate Account investments of all owners of this product. If we determine that the investments of all owners are highly concentrated in certain Sub-Accounts, then Sub-Accounts with higher concentrations than anticipated will be subject to the restriction. Any restriction will apply to all owners of this product. If such a restriction is put in place in the future, you will be notified in writing and advised if it is necessary to reallocate the policy Accumulation Value or subsequent Premium Payments among Sub-Accounts which are not subject to the restriction and advised of the steps you will need to take, if any, in order to keep the rider in effect.  We will not reallocate the Accumulation Value to comply with any such restriction except pursuant to your instructions. You may provide instructions for reallocation in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing. If you choose not to reallocate the Accumulation Value of your policy to comply with a Sub-Account restriction, this rider will terminate.  If this rider is actively preventing the policy from lapsing and this rider terminates as a result of the owner’s failure to comply with a Sub-Account restriction, then the policy will lapse.

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Duration of No-Lapse Protection.  The duration of the no-lapse coverage will be determined monthly by referencing the No-Lapse Account Value and the Reset Account Value. The duration is determined by projecting the first Monthly Anniversary Day on which future deductions for the rider rates and fees would cause both the No-Lapse Value and Reset Account Value to reach zero. Because the duration is recalculated on a monthly basis, higher Premium Payments and credited interest will increase the duration, while Partial Surrenders and adjustments for rider Reference Rates and Fees will reduce the duration. In general, later Premium Payments are credited with less interest over time, resulting in a lower No-Lapse Value and Reset Account Value, and a shorter duration of no-lapse protection.

The duration of the lapse protection provided by this rider may be reduced if:

1)              premiums or other deposits are not received on or before their due date; or

2)              you initiate any policy change that decreases the No-Lapse Value or Reset Account Value under the policy. These changes include, but are not limited to, Partial Surrenders, Policy Loans, increases in specified amount, and changes in death benefit option.

The Company will determine the duration of the lapse protection based on the situation in 1) and 2) above by recalculating the No-Lapse Value and the Reset Account Value. In general, later Premium Payments are credited with less interest over time, resulting in a lower No-Lapse Value and Reset Account Value. A lower No-Lapse Value or Reset Account Value will reduce the duration of lapse protection. The following example shows the impact of delayed Premium Payments on the duration of lapse protection:

Sample Policy

•                  Insured: Male Standard Non-tobacco, age 55

•                  Specified amount: $1,000,000

•                  Benefit Selection Option:  Not elected

•                  Planned annual premium payment: $13,000

Duration of lapse protection:

1)              if premiums are received on the planned payment date each year: 326 months; or

2)              if premiums are received 30 days after the planned payment date each year: 322 months.

The impact of late Premium Payments on the duration of the lapse protection varies by policy. If both the No-Lapse Value and the Reset Account Value, less any Indebtedness, are zero or less, this rider will not prevent your policy from lapsing. Payment of sufficient additional premiums while this rider remains in force will increase one or both of the values to an amount greater than zero, and the rider will provide lapse protection. You may obtain information about your policy’s current duration of lapse protection and the impact that late Premium Payments may have on that duration by requesting a personalized policy illustration from your financial adviser.

Rider Termination.  This rider and all rights provided under it will terminate automatically upon the earliest of the following:

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1)              the insured reaches age 121; or

2)              surrender or other termination of the policy; or

3)              Automatic rebalancing is discontinued; or

4)              an allocation restriction requirement is not met within 61 days of notification to you of such a requirement.

If the policy terminates and is reinstated, this rider will likewise be reinstated unless the rider terminated before the policy terminates.

Benefit Selection Option.  When you apply for the policy, you may elect the Benefit Selection Option.

With this option, you can select a balance between potentially greater Accumulation Value and the death benefit protection provided by the No-Lapse Enhancement Rider.  When considering this option, you should consider the amount of market risk which is appropriate for you and your circumstances.  This option is designed to reduce the charges for the per $1,000 of specified amount monthly administrative expense fee (the “Monthly Administrative Expense Fee”) deducted from your policy and thereby reduce the cost of the death benefit provided by your policy.  Therefore, if you elect to reduce the death benefits provided by this rider by electing a Benefit Selection Option percentage greater than zero, you will reduce the monthly charges deducted from your policy’s accumulation value.

By reducing the monthly charges deducted from your policy’s Accumulation Value, you have the opportunity to have a larger Accumulation Value allocated to the Fixed Account and invested in the Sub-Accounts, but will receive reduced death benefit protection provided by the No-Lapse Enhancement Rider.

When you elect this option, you choose to reduce the benefits provided by the No-Lapse Enhancement Rider in exchange for reduced Monthly Administrative Expense Fees.  The reduced policy Monthly Administrative Expense Fee will be displayed in your policy specifications.  However, when the Benefit Selection Option is elected, your choice of a Benefit Selection Option percentage greater than zero will increase the no-lapse reference per $1,000 of specified amount monthly administrative fees, and, therefore, the premiums which you must pay in order to meet the requirements of the No-Lapse Enhancement Rider will increase.  (Refer to the section headed “No-Lapse Enhancement Rider” for discussion of how Rider values are calculated.)  The higher the percentage you select for the Benefit Selection Option, the larger the increase in the no-lapse reference per $1,000 of specified amount Monthly Administrative Fees and the higher the premiums you must pay in order to meet the requirements of the Rider.

The following example shows two policies on the same insured. In the first example, the Benefit Selection Option was not elected; and in the second example the Benefit Selection Option was elected:

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Male, 55 Year Old, Standard Non-tobacco

Benefit Selection Option	Monthly Administrative Expense Fee	No-Lapse Monthly Administrative Expense Reference Fee	Result
Election: None	$0.5133 per thousand of Specified Amount (higher)	$0.1333 per thousand of Specified Amount (lower)	This option offers the best no-lapse protection available. The price of the protection is reflected in the higher Monthly Administrative Expense Fee.

Election: 100%	$0.0683 per thousand of Specified Amount (lower)	$0.2333 per thousand of Specified Amount (higher)

This option offers the least amount of no-lapse protection. The Monthly Administrative Expense Fee is reduced in exchange. Therefore, this option allows more money to be invested in the Sub-Accounts or allocated to the Fixed Account. However, the premiums which you must pay in order to satisfy the no-lapse requirements of the rider will increase.

You elect this option by selecting a percentage from 1 to 100%. This election must be made at Policy issue and is irrevocable.  The impact of selecting a Benefit Selection Option percentage greater than zero on your policy is best shown in an illustration.  Please ask your registered representative for illustrations which demonstrate the impact of electing various Benefit Selection Option percentages greater than zero.

If elected, the percentage you select under this option will be shown in your policy specifications.  Once your policy is issued with the Benefit Selection Option, you may not change the percentage you selected nor may you terminate your election.

Overloan Protection Rider.  If this rider is issued with your policy, you meet the requirements as described in this rider and have elected this benefit, your policy will not lapse solely based on Indebtedness exceeding the Accumulation Value less the Surrender Charges. It is a limited benefit, in that it does not provide any additional death benefit or any increase in Accumulation Value. Also, it does not provide any type of market performance guarantee.

There is no charge for adding this rider to your policy. However, if you choose to elect this benefit, there is a one-time charge which will not exceed 5.0% of the then current Accumulation Value. Once you elect the benefit, certain provisions of your policy will be impacted as described in the rider.

Premium Reserve Rider.  We will automatically issue this rider with your policy.  The rider allows you to pay premiums in addition to those you plan to pay for your policy and to have such amounts accumulate in the same manner as if they had been allocated to your policy

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without, as detailed in the rider, being subject to all charges and expenses of your policy.  For example, this rider can be used to fund future Premium Payments if needed while retaining the flexibility to withdraw such funds from the rider without reducing the Policy’s Specified Amount (or being subject to withdrawal fees or Surrender Charges) in the event the funds are not needed due to favorable investment performance.  Premiums allocated to the Premium Reserve Rider do not increase the policy’s Accumulation Value and, therefore, will not decrease the Net Amount at Risk.  Since the Net Amount at Risk will not be reduced, current Cost of Insurance Charges will not be reduced.  However, the Policy’s death benefit will be increased by the Premium Reserve Rider Accumulation Value less Indebtedness.  The Premium Reserve Rider Accumulation Value is the sum of the (i) values of sub-accounts created for the rider which, but for having been created specifically for the rider, are in all other respects identical to the Sub-Accounts (the “Premium Reserve Rider Sub-Accounts”), (ii) values held in the portion of the Fixed Account created specifically for the rider (the “Premium Reserve Rider Fixed Account”), and values held in the Premium Reserve Rider Loan Account (see section headed “Policy Loans” for a discussion of borrowing against the Premium Reserve Rider Accumulation Value).

A premium load of 4.0% (known as the Premium Reserve Rider Premium Load) will be deducted from each amount allocated to this rider.

Net Premium Reserve Rider premiums will be allocated to the Premium Reserve Rider Sub-Accounts and/or the Premium Reserve Rider Fixed Account using the same premium allocation instruction that you have provided to us for allocating premiums which you direct to your policy.

Calculations of the values of the Premium Reserve Rider Sub-Accounts apply the same daily mortality and expense risk charge as would have been deducted if the premiums had been allocated to your policy; however, the Monthly Deductions for your policy, which include  the amount of the Cost of Insurance Charge and the Administrative Fee, and charges for riders to your policy other than this rider will not be reflected.

You may request us to transfer all or part of the Premium Reserve Rider’s Accumulation Value to your policy at any time.

Transfers of the Premium Reserve Rider Accumulation Value to your policy are subject to a deduction of 3.0% from each amount transferred (the 3.0% charge is called the Premium Reserve Rider Transfer Load) if such transfers are made (either automatically, as discussed below, or at your request) in the first ten policy years.  The Premium Reserve Rider Transfer Load is imposed by the Company if Premium Reserve Rider Accumulation Value is transferred to the policy during the first 10 policy years.  This charge is made to help cover the costs associated with providing the increased policy benefits created as a result of the increased policy values.

You may also request that part (or all) of the Premium Reserve Rider’s Net Accumulation Value (that is, the Premium Reserve Rider Accumulation Value less the amount of the Premium Reserve Rider Loan Account and any interest accrued on the Premium Reserve Rider Loan Account but not deducted) be paid to you in cash, and no Surrender Charge or other fee will be deducted from the amount paid to you.  We limit the amount of the Premium Reserve Rider’s Net Accumulation Value available to be withdrawn to the extent the policy’s Net Accumulation Value does not cover the policy’s Surrender Charges at the time of the withdrawal.  Upon Full Surrender of the policy, if the policy’s Net Accumulation Value does

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not cover the policy’s Surrender Charges, any shortfall will be deducted from any available Premium Reserve Rider Net Accumulation Value.

No other policy charges or fees will be deducted from the amount allocated to the Premium Reserve Rider.

In addition, after policy year 10, subject to certain limitations (which relate to meeting the requirement that sufficient value remains to maintain the duration of lapse protection provided under the No-Lapse Enhancement Rider until the insured reaches age 121 – see section headed “No-Lapse Enhancement Rider”), you may request transfers from the policy’s Net Accumulation Value to the Premium Reserve Rider for allocation to the Premium Reserve Rider’s Sub-Accounts and Fixed Account.  Transfers between the policy and the rider will not be counted against the number of free transfers permitted by the policy.

The rider provides for the automatic transfer of the entire Premium Reserve Rider Accumulation Value to the policy in the event

1)              the Net Accumulation Value under your policy is insufficient to maintain your policy in force and the No-Lapse Enhancement Rider described above is not at the time preventing your policy from lapsing; and

2)              you do not pay at least the amount set forth in the lapse notice and your payment is not received by us before the end of the Grace Period.

If the Premium Reserve Rider Accumulation Value (less the Premium Reserve Rider Transfer Load of 3.0% if the transfer is made during the first 10 policy years) on the day the Grace Period ends is insufficient to meet the amount then due, your policy will lapse without value.

If this rider is in force at the time you request a loan on or Partial Surrender of your policy, any such loan or Partial Surrender will be made first from any Premium Reserve Rider Accumulation Value and when the Premium Reserve Rider Accumulation Value is reduced to zero, then from the Accumulation Value of your policy. Loan interest will be charged and credited to any Premium Reserve Rider loans on the same basis as the policy.  Please refer to the section headed “Policy Loans” for a more detailed discussion of Policy Loans, including interest charged on Policy Loans.

In the event of the death of the insured while the rider is in force, any Premium Reserve Rider Accumulation Value less Indebtedness on the date of death will be added to the death benefit if Death Benefit Option 1 is in force and will be added to the policy’s Accumulation Value less Indebtedness on the date of death if Death Benefit Option 2 is in force.  If the death benefit is paid pursuant to the No-Lapse Enhancement Rider, the Premium Reserve Rider Accumulation Value less Indebtedness will be added to the death benefit payable under that rider.

The Premium Reserve Rider will terminate at the earlier of the date your policy terminates; the date the entire Premium Reserve Rider Accumulation Value is automatically transferred to your policy to maintain your policy in force; or your written request to terminate the rider is received.  Once terminated, the rider may not be reinstated, and no further Premium Payments may be allocated to it.

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Finally, the amount of premiums you may pay, whether you direct them to your policy or to your Premium Reserve Rider are subject to limits which are discussed in the Tax Issues section of the prospectus.

As with your policy, you bear the risk that the investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated.  Adverse investment results will impact the Premium Reserve Rider Accumulation Value and, therefore, the amount of rider accumulation value which may be available to prevent your policy from lapsing or for providing policy benefits.

The Premium Reserve Rider, as discussed above, can help provide additional protection against lapse of your policy.  The Premium Reserve Rider Accumulation Value generated by the additional premiums you pay to the rider may be transferred to the policy either through (i) your voluntarily requesting us to transfer available Premium Reserve Rider Accumulation Value to the policy in the amount needed to prevent lapse (because, for example, you do not have the funds outside of the policy to make the premium payment required to keep the policy in force), or (ii) the rider’s provision for automatically transferring all available Premium Reserve Rider Accumulation Value to the policy should those values be needed to prevent lapse of the policy (because, for example, the payment you do make either is less than the amount requested or is not received by the time set by the terms of the policy).  However, as noted above, if such values are transferred pursuant to the Premium Reserve Rider’s automatic transfer provision, the Premium Reserve Rider will terminate, and the policy owner will permanently lose the ability to allocate any future premium payments to the rider.

As a hypothetical example of how the Premium Reserve Rider might help prevent lapse of your policy, assume that you have had your policy for 11 years and that you have allocated additional premiums to the rider so that your Premium Reserve Rider Accumulation Value at the end of policy year 11 is $25,000.   Further assume that the No-Lapse Enhancement Rider is no longer preventing your policy from lapsing, that the premium required to maintain your policy in force that is due at the beginning of policy year 12 is $15,000, and that you have decided that you wish to minimize your current cash outlays.  If you do not pay the $15,000 premium, you will receive a lapse notice which will tell you that you need to make a premium payment of $15,000 to your policy.  If you wish, you could request (before the end of the Grace Period) that we transfer $15,000 of the Premium Reserve Rider Accumulation Value to the policy.  If you do not so request, we will automatically transfer the entire Premium Reserve Rider Accumulation Value of $25,000 to the policy (and your Premium Reserve Rider will terminate).   In this example, the transfer of $15,000 from your Premium Reserve Rider Accumulation Value to your policy will avoid lapse of the policy.

As a further hypothetical example, again assume that you have had your policy for 11 years but that you have allocated fewer additional premiums to the rider so that your Premium Reserve Rider Accumulation Value is $10,000. Continuing the assumption that the No-Lapse Enhancement Rider is no longer preventing your policy from lapsing, that the premium required to maintain your policy in force that is due at the beginning of policy year 12 is $15,000, and that you wish to minimize your current cash outlays, your Premium Reserve Rider Accumulation Value would provide (either by transfer at your specific request or through automatic transfer) $10,000 towards the premium due.  But in this example, you would have to then pay the balance of the premium due, that is $5,000, to us from your savings or from another source outside of the policy to avoid lapse of your policy.

You should discuss with your financial adviser the needs which purchasing the policy will meet, including the need to provide to beneficiaries a guaranteed death benefit which does

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not depend upon growth of the policy’s Accumulation Value.  Policy illustrations, which the financial adviser can prepare, will help determine the amount of premiums which should be allocated to paying the costs of the policy for the death benefit you need.  Once that need for a guaranteed death benefit is met and premium requirements determined, the policy owner then could consider whether to allocate additional funds to the Rider.

You should carefully weigh the balance between allocating premiums to the policy and premiums to the rider.  Premiums allocated to the Premium Reserve Rider may be withdrawn without reducing the specified amount (which might be the case if those premiums had been allocated to the policy).  In addition, premiums allocated to the rider initially are charged only with the 4.0% Premium Reserve Rider Premium Load and will only be charged the 3.0% Premium Reserve Rider Transfer Load if transfers are voluntarily made during the first 10 policy years (or are automatically transferred to help prevent policy lapse).  And premiums allocated to the rider become part of the Premium Reserve Rider Accumulation Value and that value (less any Indebtedness) would be paid upon the death of the insured in addition to the death benefit paid

However, premiums allocated to the rider do not increase the policy’s Accumulation Value and, therefore, would not reduce the Cost of Insurance Charges.  An illustration can show the impact that paying a higher level of premiums would have on the policy’s Cost of Insurance Charges: that is as Accumulation Values in the policy increase (through positive investment results and/or allocating more premiums to the policy), the Net Amount at Risk (that is, the difference between the death benefit and the Accumulation Value) will decrease, thereby decreasing the Cost of Insurance Charges.   Decreasing policy charges increases the amount of policy Accumulation Value available for allocation to the Sub-Accounts, and thereby increases the amount available for investment, subject to your tolerance for risk.

Your financial adviser can prepare illustrations which would reflect the potential impact that different allocations of premium between the policy and the Premium Reserve Rider might have, as well as illustrate the impact rates of return selected by you might have on the policy’s benefits and the Premium Reserve Rider Accumulation Value.

Continuation of Coverage

If the insured is still living at age 121, and the policy is still in force and has not been surrendered, the policy will remain in force until surrender or death of the insured. There are certain changes that will take place:

1)              we will no longer accept Premium Payments;

2)              we will make no further deductions;

3)              policy values held in the Separate Account will be transferred to the Fixed Account;

4)              we will continue to credit interest to the Fixed Account; and

5)              we will no longer transfer amounts to the Sub-Accounts.

However, loan interest will continue to accrue. Your election of a percentage greater than zero under the Benefit Selection Option will have no effect upon the death benefit provided under the Continuation of Coverage provision.

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Termination of Coverage

All policy coverage terminates on the earliest of:

1)  Full Surrender of the policy;

2)  death of the insured; or

3)  failure to pay the necessary amount of premium to keep your policy in force.

State Regulation

New York regulations will govern whether or not certain features, riders, charges and fees will be allowed in your policy.

PREMIUMS

You may select and vary the frequency and the amount of Premium Payments and the allocation of Net Premium Payments. After the initial Premium Payment is made there is no minimum premium required, except to keep the policy in force. Premiums may be paid any time before the insured attains age 121.

The initial premium must be paid for policy coverage to be effective.

Allocation of Net Premium Payments

Your “Net Premium Payment” is the portion of a Premium Payment remaining after deduction of the Premium Load. The Net Premium Payment is available for allocation to the Sub-Accounts or the Fixed Account.

You first designate the allocation of Net Premium Payments among the Sub-Accounts and Fixed Account on a form provided by us for that purpose. Subsequent Net Premium Payments will be allocated on the same basis unless we are instructed otherwise, in writing. You may change the allocation of Net Premium Payments among the Sub-Accounts and Fixed Account at any time. The amount of Net Premium Payments allocated to the Sub-Accounts and Fixed Account must be in whole percentages and must total 100%. We credit Net Premium Payments to your policy as of the end of the “Valuation Period” in which it is received at our Administrative Office. The end of the Valuation Period is 4:00 P.M., Eastern Time, unless the New York Stock Exchange closes earlier.

The Valuation Period is the time between “Valuation Days”. A Valuation Day is every day on which the New York Stock Exchange is open and trading is unrestricted. Your policy values are calculated on every Valuation Day.

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Planned Premiums; Additional Premiums

Planned premiums are the amount of periodic premium (as shown in the policy specifications) you choose to pay the Company on a scheduled basis. This is the amount for which we send a premium reminder notice. Premium Payments may be billed annually, semi-annually, or quarterly. You may arrange for monthly pre-authorized automatic premium payments at any time.

In addition to any planned premium, you may make additional Premium Payments. These additional payments must be sent directly to our Administrative Office, and will be credited when received by us.

You should remain cognizant that the amount and timing of your Premium Payments will have an impact on your policy benefits.

Amount of premium payments:  For example, if you pay a premium in an amount higher than the premium you planned to pay, the additional amount would be available for allocation to the Sub-Accounts and the Fixed Account.   Those additional amounts could, depending upon investment results to the extent you allocate the additional amount to the Sub-Accounts, create additional policy values.  Generally, if additional policy values were created, those additional policy values could, depending upon the death benefit option you choose (see section headed “Death Benefits” for further information on choice of death benefit options), provide additional benefits upon the death of the insured and additional value against which a loan on the policy could be made. In addition, those potential additional policy values could reduce the deductions from your policy values for Cost of Insurance Charges (this may occur because the policy’s Net Amount at Risk may be lower– see section headed “Cost of Insurance Charge” for discussion of Cost of Insurance Charges).

Conversely, if you pay less premium than planned, smaller amounts would be available to be allocated to the Sub-Accounts and the Fixed Accounts.  Those smaller amounts could, depending upon investment results to the extent you allocate Premium Payments to the Sub-Accounts, result in smaller policy values.  In addition, those potentially smaller policy values could increase deductions from those policy values for Cost of Insurance Charges (by increasing the policy’s Net Amount at Risk — see section headed “Cost of Insurance Charge” for discussion of Cost of Insurance Charges).

Investment results, as noted above, will also determine the extent to which policy values are created.  Positive investment results would increase the potential for additional policy values, while negative investment results would decrease the potential for additional policy values.

In addition, policy charges which are asset based, such as the mortality and expense risk charge, would increase as policy values increase and would, thereby, reduce the potential for additional policy values.  Conversely, those asset-based policy charges would decrease as policy values decrease and would, thereby, reduce the amounts deducted from policy values.

However, the amount of premium you can pay for your policy are subject to limits which are discussed in the Tax Issues section of the prospectus.  In addition, the amount of premiums you may pay also may be limited as discussed later in this section.

Timing of premium payments:   Making a Premium Payment earlier than you planned to make the payment would make that additional amount available for allocations to the Sub-Accounts

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and the Fixed Account sooner than planned, and could, depending upon investment results to the extent you allocate the earlier Premium Payment to the Sub-Accounts, create additional policy values, in part because your premiums would be available for investment earlier than you had planned.

Conversely, making a Premium Payment later than you planned to make the payment would make that amount available for allocation to the Sub-Accounts and the Fixed Account later than planned, and could, depending upon investment results to the extent you allocate the later Premium Payment to the Sub-Accounts, result in smaller policy values, in part because your premiums would be available for investment later than you had planned.

Investment results, as noted above, will also determine the extent to which policy values are created.  Positive investment results would increase the potential for additional policy values, while negative investment results would decrease the potential for additional policy values.

Please ask your financial adviser for an illustration which would demonstrate the impact the amount and timing of your premium payments may have on your policy.

Unless you specifically direct otherwise, any payment received (other than any Premium Payment necessary to prevent, or cure, policy lapse) will be applied as premium and will not repay any outstanding loans. There is no Premium Load on any payment which you specifically direct as repayment of an outstanding loan.

You may increase planned premiums, or pay additional premiums, subject to the certain limitations. We reserve the right to limit the amount or frequency of additional Premium Payments.

We may require evidence of insurability if any payment of additional premium (including planned premium) would increase the difference between the specified amount and the Accumulation Value. If we are unwilling to accept the risk, your increase in premium will be refunded without interest.

We may decline any additional premium (including planned premium) or a portion of a premium that would cause total Premium Payments to exceed the limit for life insurance under federal tax laws. Our test for whether or not your policy exceeds the limit is referred to as the guideline premium test. The excess amount of premium will be returned to you. We may accept alternate instructions from you to prevent your policy from becoming a MEC (Modified Endowment Contract). Refer to the section headed “Tax Issues” for more information.

Policy Values

Policy value in your variable life insurance policy is called the Accumulation Value.

The Accumulation Value equals the sum of the Fixed Account value, the Separate Account value, and the Loan Account value. At any point in time, the Accumulation Value reflects:

1)  Net Premium Payments made;

2)  the amount of any Partial Surrenders;

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3)  any increases or decreases as a result of market performance of the Sub-Accounts;

4)  interest credited to the Fixed Account or the Loan Account;

5)  Additional Bonus Credits on Net Accumulation Value in Fixed Account and the Sub-Accounts beginning in policy year 21; and

6)  all charges and fees deducted.

The Separate Account Value, if any, is the portion of the Accumulation Value attributable to the Separate Account. The value is equal to the sum of the current values of all the Sub-Accounts in which you have invested. This is also referred to as the variable accumulation value.

A unit of measure used in the calculation of the value of each Sub-Account is the Variable Accumulation Unit. It may increase or decrease from one Valuation Period to the next. The Variable Accumulation Unit Value for a Sub-Account for a Valuation Period is determined as follows:

1)              the total value of fund shares held in the Sub-Account is calculated by multiplying the number of fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the fund at the end of the Valuation Period, and adding any dividend or other distribution of the fund made during the Valuation Period; minus

2)              the liabilities of the Sub-Account at the end of the Valuation Period. Such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that we determine result from the operations of the Separate Account; and

3)              the result of (1) minus (2) is divided by the number of Variable Accumulation Units for that Sub-Account outstanding at the beginning of the Valuation Period.

In certain circumstances, and when permitted by law, we may use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.

The daily charge imposed on a Sub-Account for any Valuation Period is equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the Valuation Period.

The Fixed Account Value, if any, reflects amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or Partial Surrenders. We guarantee the Fixed Account value. Interest is credited daily on the Fixed Account value at the greater of a rate of 0.00809863% (equivalent to a compounded annual rate of 3. 0%) or a higher rate determined by the Company.

The Loan Account Value, if any, reflects any outstanding Policy Loans, including any interest charged on the loans. This amount is held in the Company’s General Account. We do not guarantee the Loan Account value. Interest is credited on the Loan Account at an effective annual rate of 4.0% in all years.

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The Net Accumulation Value is the Accumulation Value less the Loan Account value. It represents the net value of your policy and is the basis for calculating the Surrender Value.

We will tell you at least annually the Accumulation Value, the number of Variable Accumulation Units credited to your policy, current Accumulation Unit Values, Sub-Account values, the Fixed Account Value and the Loan Account Value. We strongly suggest that you review your statements to determine whether additional Premium Payments may be necessary to avoid lapse of your policy.

Additional Bonus Credits

On each Monthly Anniversary Day beginning with the first Monthly Anniversary Day in policy year 21, we will make a “additional bonus credits” to Net Accumulation Values in each Sub-Account and the Fixed Account at an annual rate guaranteed to be not less than 0.15% of the values in each Sub-Account and the Fixed Account on the Monthly Anniversary Day.  In the event that you have allocated Premium Payments to the Premium Reserve Rider, beginning with the first Monthly Anniversary Day in policy year 21, Additional Bonus Credits, calculated as described above, will be credited to the Premium Reserve Rider Net Accumulation Value.    Additional Bonus Credits are based on reduced costs in later policy years that we can pass on to policies that are still in force.  Our payment of the Additional Bonus Credits will not increase or otherwise affect the charges and expenses of your policy or any policy riders.

DEATH BENEFITS

The “Death Benefit Proceeds” is the amount payable to the beneficiary upon the death of the insured, based upon the death benefit option in effect. Loans, loan interest, Partial Surrenders, and overdue charges (such as Monthly Deductions), if any, are deducted from the Death Benefit Proceeds prior to payment. Riders, including the No-Lapse Enhancement Rider and the Premium Reserve Rider, may impact the amount payable as Death Benefit Proceeds in your policy.  The Guaranteed Minimum Death Benefit that you select under the provisions of the No-Lapse Enhancement Rider will only affect the Death Benefit Proceeds while the rider’s No-Lapse Provision is actively preventing the policy from lapsing.  As discussed in more detail in the “Riders” section of this prospectus, the No-Lapse Enhancement Rider may provide a death benefit which differs from that paid under the policy.  The Premium Reserve Rider Accumulation Value, if any, less any Indebtedness under the Premium Reserve Rider, will be added to the policy’s Death Benefit Proceeds.  If the policy’s death benefit is paid pursuant to the terms of the No-Lapse Enhancement Rider, the Premium Reserve Rider Accumulation Value, if any, less any Indebtedness under the Premium Reserve Rider, will be added to the death benefit payable under the terms of that rider.

Death Benefit Proceeds

The Death Benefit Proceeds payable upon the death of the insured will be the greater of:

1)              the amount determined by the death benefit option in effect on the date of the death of the insured, less any indebtedness; or

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2)              an amount equal to the Accumulation Value on the date of death multiplied by the applicable percentage shown in the Corridor Percentages Table in the policy specifications, less any Indebtedness.

Death Benefit Options

Two different death benefit options are available. You may choose the death benefit option at the time you apply for your policy.  If you do not choose a death benefit option at that time, death benefit option 1 will apply. You may only elect Death Benefit Option 2 at the time you apply for your policy.  (See discussion under heading “Changes to the Initial Specified Amount and Death Benefit Options” for details as to changes you are permitted to make in your choice of death benefit option after your policy has been issued.)

The following table provides more information about the death benefit options.

Option	Death Benefit Proceeds Equal to the	Variability

1	Specified amount (a minimum of $100,000) level death benefit on the date of the insured’s death, less any Partial Surrenders after the date of death	None; level death benefit.

2	Sum of the specified amount plus the Net Accumulation Value as of the date of the insured’s death, less any Partial Surrenders after the date of death.	May increase or decrease over time, depending on the amount of premium paid and the investment performance of the Sub-Accounts or the interest credited to the Fixed Account.

If for any reason the owner does not elect a particular death benefit option, Option 1 will apply.

Your choice of Death Benefit Option will impact the Cost of Insurance Charge because the Cost of Insurance Charge is based upon the “Net Amount at Risk”.  The Net Amount at Risk for your policy is the difference between the specified amount and the Accumulation Value of your policy.  Therefore, for example, if you choose Death Benefit Option 1, and if your policy Accumulation Value increases (because of positive investment results), your Cost of Insurance Charge will be less than if your policy Accumulation Value did not increase or declined.  (See section headed “Cost of Insurance” for discussion of Cost of Insurance Charges.)

The death benefit payable under any of the death benefit options will also be reduced by the amount necessary to repay the Indebtedness in full and, if the policy is within the Grace Period, any payment required to keep the policy in force.  Policy Indebtedness includes loans under the policy and Premium Reserve Rider Indebtedness includes loans under the Premium Reserve Rider.

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Partial Surrenders may also reduce the death benefit payable under any of the death benefit options (See section headed “Policy Surrenders—Partial Surrender” for details as to the impact a Partial Surrender will have on the death benefit payable under each option.)

Changes to the Initial Specified Amount and Death Benefit Options

Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the specified amount. The minimum specified amount is currently $100,000.

A Partial Surrender may reduce the specified amount.  If the specified amount is reduced as a result of a Partial Surrender, the death benefit may also be reduced.  (See section headed “Policy Surrenders—Partial Surrender” for details as to the impact a Partial Surrender may have on the specified amount.)

The death benefit option may be changed by the Owner, subject to our consent, as long as the policy is in force.

You must submit all requests for a change to Death Benefit Option 1 and changes in the specified amount in writing to our Administrative Office. The minimum increase in specified amount currently permitted is $1,000. If you request a change, a supplemental application and evidence of insurability must also be submitted to us.

Option change	Impact

2 to 1	The specified amount will be increased by the Accumulation Value as of the effective date of change.

You may not change from Death Benefit Option 1 to Death Benefit Option 2.  Death Benefit Option 2 may only be elected at the time you apply for your policy.

A Surrender Charge may apply to a Reduction in specified amount. Please refer to the Surrender Charges section of this prospectus for more information on conditions that would cause a Surrender Charge to be applied. A table of Surrender Charges is included in each policy.

Any Reductions in specified amount will be made against the Initial specified amount and any later increase in the specified amount on a last in, first out basis. Any increase in the specified amount will increase the amount of the Surrender Charge applicable to your policy. Changes in specified amount do not affect the Premium Load as a percentage of premium.

We may decline any request for Reduction in specified amount if, after the change, the specified amount would be less than the minimum specified amount or would reduce the specified amount below the level required to maintain the policy as life insurance for purposes of federal income tax law according to the guideline premium test.

The guideline premium test provides for a maximum amount of premium paid in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, we may increase the policy’s death benefit above the specified amount in order to satisfy the guideline premium test. If the increase in the policy’s death benefit causes an increase in the net amount at risk, charges for the cost of insurance will increase as well.

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Any change is effective on the first Monthly Anniversary Day on, or after, the date of approval of the request by Lincoln Life, provided that any increase in cost is either included in a Premium Payment by you or the policy Accumulation Value is sufficient to cover the increased Monthly Deduction. If the Monthly Deduction amount would increase as a result of the change, the changes will be effective on the first Monthly Anniversary Day on which the Accumulation Value is equal to, or greater than, the Monthly Deduction amount.

Payment of Death Benefit Proceeds

Proof of death should be furnished to us at our Administrative Office as soon as possible after the death of the insured. This notification must include a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.

After receipt at our Administrative Office of proof of death of the insured, the Death Benefit Proceeds will ordinarily be paid within seven days. The proceeds will be paid in a lump sum or in accordance with any settlement option selected by the owner or the beneficiary. Payment of the Death Benefit Proceeds may be delayed if your policy is contested or if Separate Account values cannot be determined.

If the recipient of the Death Benefit Proceeds has elected a lump sum settlement and the Death Benefit Proceeds are over $5,000, the proceeds will be placed into an interest-bearing account in the recipient’s name. The SecureLine (Reg. TM) account allows the recipient additional time to decide how to manage the proceeds with the balance earning interest from the day the account is opened.

The SecureLine (Reg. TM) account is a special service that we offer in which your death benefit or surrender proceeds are placed into an interest-bearing account. Instead of mailing you (or the recipient of the proceeds) a check, we will send a checkbook so that you (or the proceeds recipient) will have access to the account simply by writing a check for all or any part of the proceeds. The SecureLine (Reg. TM) account is part of our general account. It is not a bank account, and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the SecureLine (Reg. TM) account.

You (or the recipient of the proceeds) may request that the proceeds be paid in the form of a check rather than receiving the SecureLine (Reg. TM) checkbook.

POLICY SURRENDERS

You may surrender your policy at any time by sending us your policy along with a written request for surrender. If you surrender your policy, all policy coverage will automatically terminate and may not be reinstated. Consult your tax adviser to understand tax consequences of any surrender you are considering.

The Surrender Value of your policy is the amount you can receive by surrendering the policy. The Surrender Value is

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(i)	the Net Accumulation Value (which is your policy’s Accumulation Value less any Indebtedness) less any applicable Surrender Charge, less any accrued loan interest not yet charged, plus

(ii)

the net accumulation value, if any, of the Premium Reserve Rider (which is the Premium Reserve Rider Accumulation Value less any Indebtedness), and less any accrued loan interest not yet charged, minus

(iii)	any Surrender Charge not covered by the policy’s Accumulation Value (which is not deducted in (i) above).

Policy Indebtedness includes loans under the policy and Premium Reserve Rider Indebtedness includes loans under the Premium Reserve Rider.

Any surrender results in a withdrawal of values from the Sub-Accounts and Fixed Account and from the Premium Reserve Rider Sub-Accounts and Premium Reserve Rider Fixed Account that have values allocated to them. Any surrender from a Sub-Account or from a Premium Reserve Rider Sub-Account will result in the cancellation of Variable Accumulation Units. The cancellation of such units will be based on the Variable Accumulation Unit Value determined at the close of the Valuation Period during which the surrender is effective. Surrender proceeds will generally be paid within seven days of our receipt of your request.

At any time, you may transfer all of the Separate Account Value (and any Premium Reserve Rider Sub-Account and Premium Reserve Rider Fixed Account value) to the Fixed Account.  You may then surrender the policy in exchange for a life insurance policy the values and benefits of which do not depend upon the performance of a separate account.  The new policy will not require the payment of further premiums, and the amount of the death benefit will be equal to what can be purchased on a single premium basis by the surrender value of the policy you are surrendering.  Please contact your financial adviser for an illustration of the policy which you could receive if you decide to exchange your policy.

If you request lump sum surrender and the policy’s surrender value is over $5,000, your surrender proceeds will be placed into a SecureLine (Reg. TM) account in your name. Refer to the description of the SecureLine (Reg. TM) account under the section headed “Death Benefit Proceeds” for more information.

You (or the recipient of the proceeds) may request that the proceeds be paid in the form of a check rather than receiving the SecureLine (Reg. TM) checkbook.

Partial Surrender

You may make a Partial Surrender, withdrawing a portion of your policy values.  You may request a Partial Surrender in writing or electronically, if previously authorized and we consent. The total of all Partial Surrenders may not exceed 90% of the Surrender Value of your policy. We may limit Partial Surrenders to the extent necessary to meet the federal tax law requirements. Each Partial Surrender must be at least $500. Partial Surrenders are subject to other limitations as described below.  If you wish to make a surrender in excess of 90% of the Surrender Value of your policy, you must specifically request a Full Surrender of your policy.  Charges for Full Surrenders will apply (see section headed “Surrender Charges” for a discussion of Surrender Charges).  Your policy’s Surrender Value equals the

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policy Accumulation Value less any Indebtedness, less any applicable Surrender Charges.  Policy Loans are Indebtedness under your policy and will reduce the Surrender Value available to you.

Partial Surrenders will reduce the Accumulation Value and may reduce the specified amount. The amount of the Partial Surrender will be withdrawn first from the Premium Reserve Rider Sub-Accounts and Fixed Account in proportion to their values, and when such values are reduced to zero then from the Sub-Accounts and Fixed Account in proportion to their values.  (See discussion in section headed “Riders—Premium Reserve Rider” for further details.)

The effect of Partial Surrenders on your policy depends on the death benefit option in effect at the time of the Partial Surrender.  If Death Benefit Option 1 has been elected, a Partial Surrender will reduce the specified amount as shown in the table below.  If Death Benefit Option 2 has been elected, a Partial Surrender will reduce the Accumulation Value, but not the specified amount.

Partial Surrenders are deducted when the No-Lapse Value and the Reset Account Value of the No-Lapse Enhancement Rider are calculated.  (See discussion in section headed “Riders – No-Lapse Enhancement Rider” for a detailed discussion of how benefits of this rider may be impacted by reductions of these values.)

Death Benefit
Option in Effect	Impact of Partial Surrender

1	Will reduce the Accumulation Value and the specified amount will be reduced by the greater of:

	a.	zero; or

	b.	an amount equal to the amount of the Partial Surrender minus the result of [(1) minus (2)] divided by (3) where:

(1)

is an amount equal to the Accumulation Value on the Valuation Day immediately prior to the Partial Surrender multiplied by the applicable percentage shown in the Corridor Percentages Table in the policy specifications;

		(2)	is the specified amount immediately prior to the Partial Surrender; and

		(3)	is the applicable percentage shown in the Corridor Percentages Table in the policy specifications.

2	Will reduce the Accumulation Value, but not the specified amount.

Partial Surrender proceeds will generally be paid within seven days of our receipt of your request.

POLICY LOANS

You may borrow against the Surrender Value of your policy and against the Premium Reserve Rider Accumulation Value, if you have allocated premiums to the Rider.  The loan

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may be for any amount up to 100% of the current Surrender Value. However, we reserve the right to limit the amount of your loan so that total policy Indebtedness (including any Premium Reserve Rider Indebtedness) on the date your loan request is received will not exceed the greater of:

(i) an amount equal to

(a)          90% of the sum of the Separate Account Value, the Fixed Account Value, and the Loan Account Value of the policy; plus

(b)         (1)  during policy years 1 to 10, 90% of the Premium Reserve Rider Accumulation Value ; or

(2) during policy years 11 and later, 100% of the Premium Reserve Rider Accumulation Value;

less Surrender Charge (applicable if you had reauested  Full Surrender of your policy on the date yourloan request is received); and

(ii)  75% of the current Surrender Value.

The “Premium Reserve Rider Accumulation Value” equals the sum of the Accumulation Value of (i) the Premium Reserve Rider Sub-Accounts, the Premium Reserve Rider Fixed Account, and (iii) the Premium Reserve Rider Loan Account.  The current surrender value of the policy equals (i) the sum of the Separate Account Value, the Fixed Account Value, and the Loan Account Value of the policy; plus (ii) the Premium Reserve Rider Accumulation Value, if any; minus (iii) Surrender Charge.

If you wish to make a surrender in excess of 90% of the Surrender Value of your policy, you must specifically request a Full Surrender of your policy.  Charges for Full Surrenders will apply (see section headed “Surrender Charges” for a discussion of Surrender Charges).

A loan agreement must be executed and your policy assigned to us free of any other assignments. Outstanding Policy Loans and accrued interest reduce the policy’s death benefit and Accumulation Value.

If you are considering requesting a Policy Loan, please ask your financial adviser for an illustration which would demonstrate not only the amount of the loan which would be available, but the impact that requesting a Policy Loan would have on your policy.

The amount of your loan will be withdrawn first from accumulation values, if any, of the Premium Reserve Rider Sub-Accounts and Fixed Account and then from policy Sub-Accounts and the Fixed Account in proportion to their values. The Premium Reserve Rider Loan Account and the Loan Account are the accounts in which Premium Reserve Rider Indebtedness and policy Indebtedness (which consists of outstanding loans and accrued interest) accrues once it is transferred out of the Premium Reserve Rider Sub-Accounts, the Premium Reserve Rider Fixed Account, the Sub-Accounts, and the Fixed Account, respectively. Amounts transferred to the Loan Account of the policy and of the Premium Reserve Rider do not participate in the performance of the Sub-Accounts or the Fixed Account of either the Premium Reserve Rider or of the policy. Loans, therefore, can affect the policy’s death benefit and Accumulation Value whether or not they are repaid. Interest on Policy Loans (from both the Premium Reserve Rider and the policy) accrues daily at an effective annual rate of 5.0% in years 1-10 and 4.1% thereafter, and is payable once a year in arrears on each Policy Anniversary, or earlier upon Full Surrender or other payment of proceeds of your policy.

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The amount of your loan, plus any accrued but unpaid interest, is added to your outstanding Policy Loan balance and any Premium Reserve Rider loan balance. Unless paid in advance, loan interest due will be transferred proportionately from the Sub-Accounts and Fixed Account of the policy and the Premium Reserve Rider, respectively. This amount will be treated as an additional Policy Loan, and added to the Loan Account value of both the policy and the Premium Reserve Rider. Lincoln Life credits interest to the Loan Account Value (of both the Premium Reserve Rider and the policy) at a rate of 4.0% in all years, so the net cost of your Policy Loan is 1.0% in years 1-10 and 0.1% thereafter.

Your outstanding loan balance may be repaid at any time during the lifetime of the insured. The Loan Account will be reduced by the amount of any loan repayment. Any repayment, other than loan interest, will be allocated to the Sub-Accounts and Fixed Account in the same proportion in which Net Premium Payments are currently allocated, unless you instruct otherwise.  When making a payment to us, we will apply your payment as premiums and not loan repayments unless you specifically instruct us otherwise.

If at any time the total Indebtedness against your policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less Surrender Charges, the policy will terminate.  However, you may have a grace period in which to make additional payments to keep your policy in force (see section headed “Lapse and Reinstatement” for a discussion of the Grace Period provision).  In addition, the provisions of the No-Lapse Enhancement Rider may prevent policy termination (see section headed “Riders – No-Lapse Enhancement Rider” for a discussion of when this rider would prevent policy termination).  If the provisions of the No-Lapse Enhancement Rider are not preventing policy termination, the provisions for automatic transfer of any Premium Reserve Rider Accumulation Value less Indebtedness (including interest accrued but not due) may prevent termination (see section headed “Riders – Premium Reserve Rider for a discussion of the provisions of the Premium Reserve Rider relating to transfers of Premium Reserve Rider Accumulation Value to the policy).  If your policy lapses while a loan is outstanding, there may be adverse tax consequences.

LAPSE AND REINSTATEMENT

If at any time

1)              the Net Accumulation Value of the policy is insufficient to pay the accumulated, if any, and current Monthly Deduction, and

2)              the provisions of the No-Lapse Enhancement Rider are not preventing policy termination,

then all policy coverage will terminate. This is referred to as policy lapse.

The Net Accumulation Value may be insufficient:

1)              because it has been exhausted by earlier deductions;

2)              as a result of poor investment performance;

3)              due to Partial Surrenders;

4)              due to Indebtedness for Policy Loans; or

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5)              because of a combination of any of these factors.

If we have not received your Premium Payment (or payment of Indebtedness on Policy Loans or any Indebtedness under the Premium Reserve Rider) necessary so that the Net Accumulation Value of your policy is sufficient to pay the accumulated, if any, and current Monthly Deduction amount on a Monthly Anniversary Day, we will send a written notice to you, or any assignee of record. The notice will state the amount of the premium payment (or payment of Indebtedness on Policy Loans and on any Premium Reserve Rider Indebtedness) that must be paid to avoid termination of your policy.

If the amount in the notice is not paid to us within the Grace Period and any Premium Reserve Accumulation Value (less any Premium Reserve Rider Transfer Load and less any Premium Reserve Rider Indebtedness) automatically transferred at the end of the Grace Period is also insufficient to keep the policy in force, then the policy will terminate.  The Grace Period is the later of (a) 31 days after the notice was mailed, and (b) 61 days after the Monthly Anniversary Day on which the Monthly Deduction could not be paid. If the insured dies during the Grace Period, we will deduct any charges due to us from any death benefit that may be payable under the terms of the policy.

No-Lapse Protection

Your policy includes the No-Lapse Enhancement Rider.   This rider provides you with additional protection to prevent a lapse in your policy. If you meet the requirements of this rider, your policy will not lapse, even if the Net Accumulation Value under the policy is insufficient to cover the accumulated, if any, and current Monthly Deductions. It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your cash value. Also, it does not provide any type of market performance guarantee.

We will automatically issue this rider with your policy. There is no charge for this rider.

The rider consists of the No-Lapse Value Provision and the Reset Account Value Provision. Under this rider, your policy will not lapse as long as either the No-Lapse Value or the Reset Account Value, less any Indebtedness, is greater than zero. The No-Lapse Value and Reset Account Value are Reference Rates and Fees only. If the Net Accumulation Value is insufficient to cover the accumulated, if any, and current Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing. Refer to the “No-Lapse Enhancement Rider” section of this prospectus for more information.

Your policy may also include the Overloan Protection Rider. If this rider is issued with your policy, you meet the requirements as described in this rider and have elected this benefit, your policy will not lapse solely based on Indebtedness (under both your policy and the Premium Reserve Rider) exceeding the Accumulation Value less the Surrender Charges. There is no charge for adding this rider to your policy. However, if you choose to elect the benefit, there is a one-time charge which will not exceed 5.0% of the then current Accumulation Value. Once you elect the benefit, certain provisions of your policy will be impacted as described in the rider.

Finally, your policy will include the Premium Reserve Rider.  To the extent that you have allocated Premium Payments to this rider, any rider Accumulation Value may prevent lapse of your policy.  If your policy’s Net Accumulation Value is insufficient to cover the Monthly

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Deductions, and the provisions of the No-Lapse Enhancement Rider are not preventing policy termination, we will send a written notice to you which will state the amount of the Premium Payment (or payment of Indebtedness on Policy Loans that must be paid to avoid termination of your policy.  If the amount in the notice is not paid to us within the Grace Period, we will automatically transfer to your policy any Premium Reserve Rider Accumulation Value (less any Premium Reserve Rider Transfer Load and less any Premium Reserve Rider Indebtedness) on the day the Grace Period ends.  If after such transfer, your policy’s Net Accumulation Value is sufficient to cover the Monthly Deductions then due, your policy will not lapse.  As with your policy, you bear the risk that investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated.  Adverse investment results will impact the Accumulation Value of the rider and, therefore, the amount of Premium Reserve Rider Accumulation Value which may be available to prevent your policy from lapsing or for providing policy benefits.

Reinstatement of a Lapsed Policy

If your policy has lapsed and the insured has not died since lapse, you may reinstate your policy within five years of the policy lapse date, provided:

1)              it has not been surrendered;

2)              there is an application for reinstatement in writing;

3)              satisfactory evidence of insurability is furnished to us and we agree to accept the risk;

4)              we receive a payment sufficient to keep your policy in force for at least two months; and

5)              any accrued loan interest is paid and any remaining Indebtedness is either paid or reinstated.

The reinstated policy will be effective as of the Monthly Anniversary Day on or next following the date on which we approve your application for reinstatement. Surrender Charges will be reinstated as of the policy year in which your policy lapsed. Your Accumulation Value at reinstatement will be the Net Premium Payment then made less all Monthly Deductions due.

TAX ISSUES

The federal income tax treatment of your policy is complex and sometimes uncertain. The federal income tax rules may vary with your particular circumstances. This discussion does not include all the federal income tax rules that may affect you and your policy and is not intended as tax advice. This discussion also does not address other federal tax consequences, such as estate, gift and generation skipping transfer taxes, or any state and local income, estate and inheritance tax consequences, associated with the policy. You should always consult a tax adviser about the application of tax rules to your individual situation.

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Taxation of Life Insurance Contracts in General

Tax Status of the Policy. Section 7702 of the Internal Revenue Code (“Code”) establishes a statutory definition of life insurance for federal tax purposes. We believe that the policy will meet the statutory definition of life insurance under the guideline premium test, which provides for a maximum amount of premium paid depending upon the insured’s age, gender, and risk classification in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, the death benefit payable will generally be excludable from the beneficiary’s gross income, and interest and other income credited will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the death of the insured, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are “adequately diversified” in accordance with Treasury Department regulations, and (2) we, rather than you, are considered the owner of the assets of the Separate Account for federal income tax purposes.

The Code also recognizes a cash value accumulation test, which does not limit premiums paid, but requires the policy to provide a minimum death benefit in relation to the policy value, depending on the insured’s age, gender, and risk classification. We do not apply this test to the policy.

Investments in the Separate Account Must be Diversified. For a policy to be treated as a life insurance contract for federal income tax purposes, the investments of the Separate Account must be “adequately diversified.” IRS regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the policy value over the policy premium payments. Although we do not control the investments of the Sub-Accounts, we expect that the Sub-Accounts will comply with the IRS regulations so that the Separate Account will be considered “adequately diversified.”

Restriction on Investment Options. Federal income tax law limits your right to choose particular investments for the policy. Because the IRS has issued little guidance specifying those limits, the limits are uncertain and your right to allocate policy values among the Sub-Accounts may exceed those limits. If so, you would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the policy without your consent to try to prevent the tax law from considering you as the owner of the assets of the Separate Account.

No Guarantees Regarding Tax Treatment. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your policy will be treated as a life insurance contract for federal income tax purposes and that the tax law will not impose tax on any increase in your policy value until there is a distribution from your policy.

Tax Treatment of Life Insurance Death Benefit Proceeds. In general, the amount of the death benefit payable from a policy because of the death of the insured is excludable from gross income. Certain transfers of the policy for valuable consideration, however, may result

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in a portion of the death benefit being taxable. If the death benefit is not received in a lump sum and is, instead, applied to one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary’s income and amounts attributable to interest (accruing after the insured’s death) which will be includible in the beneficiary’s income.

Tax Deferral During Accumulation Period. Under existing provisions of the Code, except as described below, any increase in your policy value is generally not taxable to you unless amounts are received (or are deemed to be received) from the policy prior to the insured’s death. If there is a total withdrawal from the policy, the Surrender Value will be includible in your income to the extent the amount received exceeds the “investment in the contract.” (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the Owner.) The “investment in the contract” generally is the aggregate amount of Premium Payments and other consideration paid for the policy, less the aggregate amount received previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the policy constitute income to you depends, in part, upon whether the policy is considered a “Modified Endowment Ccontract” (a “MEC”) for federal income tax purposes.

Policies Which Are MECs

Characterization of a Policy as a MEC. A Modified Endowment Contract (MEC) is a life insurance policy that meets the requirements of Section 7702 and fails the “7-pay test” of 7702A of the Code. A policy will be classified as a MEC if premiums are paid more rapidly than allowed by the “7-pay test”, a test that compares actual paid premium in the first seven years against a pre-determined premium amount as defined in 7702A of the Code. A policy may also be classified as a MEC if it is received in exchange for another policy that is a MEC. In addition, even if the policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a material change of the policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven policy years following the last material change.

Tax Treatment of Withdrawals, Loans, Assignments and Pledges under MECs. If the policy is a MEC, withdrawals from your policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the policy value exceeds the investment in the policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) any portion of your policy value, as a withdrawal of such amount or portion. Your investment in the policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.

Penalty Taxes Payable on Withdrawals. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age 59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy).  None of the penalty tax exceptions apply to a taxpayer who is not an individual.

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Special Rules if You Own More than One MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of a withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.

Policies Which Are Not MECs

Tax Treatment of Withdrawals. If the policy is not a MEC, the amount of a withdrawal from the policy will generally be treated first as a non-taxable recovery of Premium Payments and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the policy immediately before the withdrawal.

Certain Distributions Required by the Tax Law in the First 15 Policy Years. Section 7702 places limitations on the amount of Premium Payments that may be made and the policy values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.

Tax Treatment of Loans. If your policy is not a MEC, a loan you receive under the policy is generally treated as your indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the policy remains in force. Nevertheless, in those situations where the interest rate credited to the Loan Account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a policy lapses (or if all policy value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income.

Other Considerations

Insured Lives Past Age 121. If the insured survives beyond the end of the mortality table, which is used to measure charges for the policy and which ends at age 121, and death benefit option 1 is in effect, in some circumstances the policy value may equal or exceed the specified amount level death benefit.  In such cases, we believe your policy will continue to qualify as life insurance for federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the cash value in the year the insured attains age 121.

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Compliance with the Tax Law. We believe that the maximum amount of Premium Payments we have determined for the policies will comply with the federal tax definition of life insurance. We will monitor the amount of premium payments.

If at any time you pay a premium that would exceed the amount allowable to permit the policy to continue to qualify as life insurance, we will either refund the excess premium to you within 60 days of the end of the policy year or, if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess premium in a premium deposit fund and apply it to the policy later in accordance with your instructions.  We will credit interest at an annual rate that we may declare from time to time on advance premium deposit funds.

The policy will be allowed to become a MEC under the Code only with your consent.  If you pay a premium that would cause your policy to be deemed a MEC and you do not consent to MEC status for your policy, we will either refund the excess premium to you within 60 days of the end of the policy year, offer you the opportunity to apply for an increase in Death Benefit, or if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess in a premium deposit fund and apply it to the policy on the next, succeeding policy anniversary when the premium no longer causes your policy to be deemed a MEC in accordance with your premium allocation instructions on file at the time the premium is applied.

Any interest and other earnings will be includible in income subject to tax as required by law.

Disallowance of Interest Deductions. Interest on policy loan indebtedness is not deductible.

If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the beneficiary of a policy issued after June 8, 1997, a portion of the interest on Indebtedness unrelated to the policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of an individual who is a 20% owner of the entity, or an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner’s spouse at the time first covered by the policy.

In the case of an “employer-owned life insurance contract” as defined in the tax law that is issued (or deemed to be issued) after August 17, 2006, the portion of the death benefit excludable from gross income generally will be limited to the premiums paid for the contract.  However, this limitation on the death benefit exclusion will not apply if certain notice and consent requirements are satisfied and one of several exceptions is satisfied.  These exceptions include circumstances in which the death benefit is payable to certain heirs of the insured to acquire an ownership interest in a business, or where the contract covers the life of a director or an insured who is “highly compensated” within the meaning of the tax law.  These rules, including the definition of an employer-owned life insurance contract, are complex, and you should consult with your advisers for guidance as to their application.

Federal Income Tax Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes,

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you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

Changes in the Policy or Changes in the Law. Changing the owner, exchanging the policy, and other changes under the policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

Fair Value of Your Policy

It is sometimes necessary for tax and other reasons to determine the “value” of your policy. The value can be measured differently for different purposes. It is not necessarily the same as the Accumulation Value or the Net Accumulation Value. You, as the Owner, should consult with your advisers for guidance as to the appropriate methodology for determining the fair market value of the policy.

Tax Status of Lincoln Life

Under existing federal income tax laws, the Company does not pay tax on investment income and realized capital gains of the Separate Account. However, the Company does expect, to the extent permitted under Federal tax law, to claim the benefit of the foreign tax credit as the owner of the assets of the Separate Account.  Lincoln Life does not expect that it will incur any federal income tax liability on the income and gains earned by the Separate Account.  We, therefore, do not impose a charge for federal income taxes.  If federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a Premium Payment and/or freeze a policy owner’s account. This means we could refuse to honor requests for transfers, withdrawals, surrenders, loans, assignments, beneficiary changes or death benefit payments. Once frozen, monies would be moved from the Separate Account to a segregated interest-bearing account maintained for the policy owner, and held in that account until instructions are received from the appropriate regulator. We also may be required to provide additional information about a policy owner’s account to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of its business, the Company is involved in various pending or threatened legal proceedings arising from the conduct of its business. In some instances,

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the proceedings include claims for unspecified damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.

After consultation with legal counsel and a review of available facts, it is management’s opinion that the proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting the financial position of the Company, or the financial position of the Separate Account or the Principal Underwriter.  However, given the large and indeterminate amounts sought in certain of these proceedings and the inherent difficulty in predicting the outcome of such legal proceedings, it is possible that an adverse outcome in certain matters could be material to our operating results for any particular reporting period.

FINANCIAL STATEMENTS

The financial statements of the Separate Account, and the financial statements of the Company (formerly known as Jefferson Pilot LifeAmerica Insurance Company), are located in the SAI.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Additional information about Lincoln Life, the Separate Account and your policy may be found in the Statement of Additional Information (SAI).

Contents of the SAI

GENERAL INFORMATION

Lincoln Life

Registration Statement

Changes of Investment Policy

Principal Underwriter

Disaster Plan

Advertising

SERVICES

Independent Registered Public Accounting Firm

Accounting Services

Checkbook Service for Disbursements

Administrative Services

POLICY INFORMATION

Case Exceptions

Assignment

Transfer of Ownership

Beneficiary

Right to Convert Contract

Change of Plan

Settlement Options

Deferment of Payments

Incontestability

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Misstatement of Age or Sex

Suicide

PERFORMANCE DATA

FINANCIAL STATEMENTS

Separate Account

Company

The SAI may be obtained, at no cost to you, by contacting our Administrative Office at the address or telephone number listed on the first page of this prospectus. Your SAI will be sent to you via first class mail within three business days of your request. You may make inquiries about your policy to this same address and telephone number.

You may request personalized illustrations of death benefits and policy values from your financial adviser without charge.

You may review or copy this prospectus, the SAI, or obtain other information about the Separate Account at the Securities and Exchange Commission’s Public Reference Room. You should contact the SEC at (202) 551-8090 to obtain information regarding days and hours the reference room is open. You may also view information at the SEC’s Internet site, http://www.sec.gov. Copies of information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-0102.

This prospectus, the funds prospectus, and the SAI are also available on our internet site, www.LFG.com

Lincoln Life Flexible Premium Variable Life Account M

1933 Act Registration No. 333-148917

1940 Act Registration No. 811-08559

End of Prospectus

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APPENDIX A

EXAMPLE OF SURRENDER CHARGE CALCULATIONS

The following hypothetical examples demonstrate the impact of Surrender Charges under different scenarios for a male, standard non-tobacco, issue age 45 with an Initial Specified Amount of $1,000,000, no Indebtedness, assumed investment return of 8.00% (7.24% net), and a planned annual premium payment of $15,000 (all amounts shown for the end of each policy year in each of the tables below are in dollars):

1) Fully surrender the policy at the end of the representative policy years shown:

End of Year	Accumulation Value	Surrender Charge	Surrender Value
1	9,735	26,160	0
10	123,430	11,120	112,310
16	262,565	0	262,565

In the table above, the Surrender Charge at the end of year 1 would be:

a)   26.16 multiplied by

b)   1,000 ($1,000,000 divided by 1,000),

or $26,160.

2) Decrease the Initial Specified Amount by $500,000 from $1,000,000  to $500,000 at the end of the representative policy years shown:

End of Year	Surrender Charge
1	6,540
5	5,033
11	0

In the table above, the Surrender Charge at the end of year 1 would be:

a)   26.16 multiplied by

b)   250 ($500,000 minus $250,000 ($1,000,000 multiplied by 25%) divided by 1,000),

or $6,540

•                  In the table above, Surrender Charges were only imposed on that part of the Reduction in Initial Specified Amount which exceeded 25% of the Initial specified amount.  Therefore, only $250,000 of the requested $500,000 Reduction in the Initial Specified Amount is assessed a Surrender Charge.

3) Increase the specified amount by $500,000 from $1,000,000 to $1,500,000 at the beginning of year 7, at attained age 52, standard non-tobacco, and then Fully Surrender the policy at the end of the representative policy years shown:

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End of Year	Accumulation Value	Surrender Charge on Initial $1,000,000 of Specified Amount	Surrender Charge on Additional $500,000 of Specified Amount	Total Surrender Charge	Surrender Value
9	94,754	13,070	13,895	26,965	67,789
12	134,012	6,960	11,045	18,005	116,007
16	198,742	0	6,685	6,685	192,057
21	309,647	0	0	0	309,647

In the table above, the Surrender Charge at the end of year 9 would be:

a)              i) _13.07 multiplied by

ii)  1,000 ($,1,000,000 divided by 1,000), plus

b)             i)   27.79 multiplied by

ii)  500 ($500,000 divided by 1,000),

or $26,965

•                  At the end of year 9 and 12, the Surrender Charge equals the charge on the Initial Specified Amount plus the charge on the additional specified amount.

•                  At the end of year 16, the Surrender Charge for the Initial Specified Amount would have expired.

•                  At the end of year 21, the Surrender Charge for both the Initial and additional specified amount would have expired.

4)              Increase the specified amount by $500,000 from $1,000,000 to $1,500,000 at the beginning of year 7, at attained age 52, standard non-tobacco, and then decrease the specified amount by $900,000 from $1,500,000 to $600,000 at the end of the representative policy years shown:

End of Year	Surrender Charge on Initial $1,000,000 of Specified Amount	Surrender Charge on Additional $500,000 of Specified Amount	Total Surrender Charge
9	1,961	10,421	12,382
12	0	8,284	8,284
21	0	0	0

In the table above, the Surrender Charge at the end of year 9 would be:

a)              i) _13.07 multiplied by

ii)  150 ($400,000 minus $250,000 ($1,000,000 multiplied by 25%) divided by $1,000), plus

b)             i)  _27.79 multiplied by

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ii)   375 ($500,000 minus $125,000 ($500,000 multiplied by 25%) divided by 1,000),

or $12,382.

•                  In the table above, Surrender Charges were only imposed on that part of the Reduction in Initial Specified Amount which exceeded 25% of the Initial specified amount and on that part of the reduction of the increase in specified amount which exceeded 25% of the increase in specified amount.  Therefore, only $375,000 of the $500,000 increase in specified amount being surrendered is assessed a Surrender Charge and only $150,000 of the $400,000 of the Initial Specified Amount being reduced is assessed a Surrender Charge.

•                  At the end of year 9, the surrender charge equals the charge on the Initial Specified Amount plus the charge on the additional specified amount.

•                  At the end of year 12, the surrender charge for a decrease on the Initial Specified Amount would have expired after year 10.

•                  At the end of year 21, the surrender charge for a decrease on both the Initial and additional specified amount would have expired after year 17.

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Glossary of Terms

Term Defined	Definition
7-pay test	A test that compares actual paid premium in the first seven years against a pre-determined premium amount as defined in 7702A of the Code

Accumulation Value	An amount equal to the sum of the Fixed Account value, the Separate Account value, and the Loan Account Value.

Act	The Investment Company Act of 1940

Additional Bonus Credits

An amount we will credit to Net Accumulation Values in each Sub-Account and the Fixed Account (and to any Net Accumulation Values in the each Premium Reserve Rider Sub-Account and Premium Reserve Rider Fixed Account), beginning with the first Monthly Anniversary Day in policy year 21.

Administrative Fee

The fee which compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

Automatic rebalancing

A program which periodically restores to a pre-determined level the percentage of policy value allocated to the Fixed Account and each Sub-Account. The pre-determined level may changed by the owner by contacting our Administrative Office. Your policy will be issued with automatic rebalancing which must be maintained to keep the No-Lapse Enhancement Rider in effect

Beneficiary	The person designated to receive the Death Benefit Proceeds.

Code	Internal Revenue Code of 1986, as amended

Company, the	Lincoln Life & Annuity Company of New York

Cost of Insurance Charge

The charge which is designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value. It is determined based on our expectation of future mortality, investment earnings, persistency and expenses (including taxes). The Cost of Insurance Charge depends on the policy duration, the age, underwriting category and gender of the insured, and the current Net Amount at Risk.

Death Benefit Option 1	This Option provides a death benefit equal to the specified amount.

Death Benefit Option 2	This Option provides a death benefit equal to the sum of the specified amount plus the Net Accumulation Value as of the date of the insured’s death.

Death Benefit Proceeds

The amount payable to the beneficiary upon the death of the insured, based upon the death benefit option in effect. Loans, loan interest, Partial Surrenders, and overdue charges, if any, are deducted from the Death Benefit Proceeds prior to payment. Riders, including the No-Lapse Enhancement Rider and the Premium Reserve Rider, may impact the amount payable as Death Benefit Proceeds in your policy.

Dollar cost averaging

An optional program which you select at the time you apply for the policy which systematically transfers specified dollar amounts during the first policy year from the Money Market Sub-Account or the Fixed Account to one or more Sub-Accounts.

Estate Tax Repeal

Action by the U. S Congress which enacts into law legislation that extends the estate tax repeal provisions set forth in the Economic Growth and Tax Reconciliation Act of 2001 (H.R. 1836) at least two years beyond January 1, 2011.

Fixed Account	An allocation option under the policy, which is a part of our General Account, to which we credit a guaranteed minimum interest rate.

Fixed Account Value	An amount equal to the value of amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or Partial Surrenders.

Fund (underlying	The mutual fund the shares of which are purchased for all amounts you allocate

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fund)	or transfer to a Sub-Account.

Grace Period

The period during which you may make additional premium payments (or repay indebtedness) to prevent policy lapse. That period is the later of (a) 31 days after the notice was mailed, and (b) 61 days after the Monthly Anniversary Day on which the Monthly Deduction could not be paid.

Guaranteed Minimum Death Benefit

The amount you specify on the application for your policy which will be used in determining the actual Death Benefit Proceeds provided by the No-Lapse Enhancement Rider if that rider’s No-Lapse Value Provision is preventing the policy from lapsing.

Guideline Premium Test	A provision of the Code under which the maximum amount of premium paid in relation to the death benefit and a minimum amount of death benefit in relation to policy value is determined.

Indebtedness	The sum of all outstanding loans and accrued interest

Initial Specified Amount	The amount you select on the application as the initial death benefit of the policy. This may not be less than $100,000. The Initial Specified Amount is shown on the policy specifications page.

Jefferson-Pilot	Jefferson-Pilot Corporation

Lapse Notice

Written notice to you (or any assignee of record) that your policy will terminate unless we receive payment of premiums (or payment of Indebtedness on Policy Loans) necessary so that the Net Accumulation Value of your policy is sufficient to pay the accumulated, if any, and current Monthly Deduction amount on a Monthly Anniversary Day . The notice will state the amount of the premium payment (or payment of Indebtedness on Policy Loans) that must be paid to avoid termination of your policy.

LFA	Lincoln Financial Advisors Corporation

LFD	Lincoln Financial Distributors, Inc.

Lincoln Life	Lincoln Life & Annuity Company of New York

LNC	Lincoln National Corporation

Loan Account Value	An amount equal to any outstanding policy loans, including any interest charged on the loans. This amount is held in the Company’s General Account.

M&E	Mortality and Expense Risk Charge

Market Timing Procedures	Policies and procedures from time to time adopted by us as an effort to protect our policy owners and the funds from potentially harmful trading activity.

Merger

The merger of the the former Lincoln Life & Annuity Company of New York into and with Jefferson Pilot LifeAmerica Insurance Company. Jefferson Pilot LifeAmerica Insurance Company changed its name immediately following the merger to Lincoln Life & Annuity Company of New York

Modified Endowment Contract (MEC)

A life insurance policy that meets the requirements of Section 7702 and fails the “7-pay test” of 7702A of the Code. If the policy is a MEC, withdrawals from your policy will be treated first as withdrawals of income and then as a recovery of premium payments.

Monthly Anniversary Day

The Policy Date and the same day of each month thereafter. If the day that would otherwise be a Monthly Anniversary Day is non-existent for that month, or is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day. The Monthly Deductions are made on the Monthly Anniversary Day.

Monthly Deduction	The amount of the monthly charges for the Cost of Insurance Charge, the Administrative Fee, and charges for riders to your policy.

Net Accumulation Value	An amount equal to the Accumulation Value less the Loan Account Value.

Net Amount at Risk	The death benefit minus the greater of zero or the policy value. The Net Amount at Risk may vary with investment performance, premium payment patterns, and charges.

Net Premium Payment	An amount equal to the premium payment, minus the Premium Load.

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Net Premium Reserve Rider Premium	An amount equal to the Premium Reserve Rider Premium less Premium Reserve Rider Load

No-Lapse Enhancement Rider Death Benefit	An amount equal to the greater of the No-Lapse Value Provision Death Benefit and the Reset Account Value Death Benefit.

No-Lapse Monthly Administrative Fee	An amount determined at the time the policy is issued which is used as a reference rate. It differs from the rate used to calculate the Accumulation Value of the policy.

No-Lapse Monthly Cost of Insurance	An amount determined at the time the policy is issued which is used as a reference rate. It differs from the rate used to calculate the Accumulation Value of the policy.

No-Lapse Monthly Deduction	An amount equal to the No-Lapse Monthly Cost of Insurance, plus the cost of any additional benefits provided by rider for the month, and plus the No-Lapse Monthly Administrative Fee.

No-Lapse Provision Death Benefit

An amount equal to the Guaranteed Minimum Death Benefit less any Indebtedness and less any Partial Surrenders (i.e., withdrawals) after the date of death, if the No-Lapse Value Provision is actively keeping the policy from lapsing. The No-Lapse Death Benefit may be less than the specified amount of the policy.

No-Lapse Value

A value based on a set of rates and fees, which are reference rates and fees only fixed for the life of the policy at the time the policy is issued, which determines whether the No-Lapse Value Provision of the No-Lapse Enhancement Rider will prevent the policy from lapsing. These reference rates and fees differ from the rates and fees we use to calculate the Accumulation Value of the policy.

No-Lapse Value Provision	A provision of the No-Lapse Enhancement Rider which will prevent the policy from lapsing if the No-Lapse Value, less any Indebtedness, is greater than zero.

Owner

The person or entity designated in the policy specifications on the date of issue unless a new owner is thereafter named, and we receive written notification of such change. The Owner is entitled to exercise rights and privileges of the policy as long as the insured is living. These rights generally include the power to select the beneficiary, request Policy Loans, make Partial Surrenders, surrender the policy entirely, name a new owner, and assign the policy.

Partial Surrender	A withdrawal a portion of your policy values.

Planned Premium Payment	The amount of periodic premium (as shown in the policy specifications) you have chosen to pay the Company on a scheduled basis. This is the amount for which we send a premium reminder notice.

Policy	Lincoln VULONE2007, a flexible premium variable life insurance contract

Policy Anniversary	The same date (month and day) each Policy Year equal to the Policy Date, or the next Valuation Day if the Policy Anniversary is not a Valuation Day or is nonexistent for the year.

Policy Date	The date on which we begin life insurance coverage

Policy Loan	The amount you have borrowed against the Surrender Value of your policy.

Policy Loan Interest	The charge made by the Company to cover the cost of your borrowing against your policy. Policy Loan Interest will be charged to the Loan Account value.

Policy Termination, Policy Lapse

Occurs when 1) the Net Accumulation Value of the policy is insufficient to pay the accumulated, if any, and current Monthly Deduction, and 2) the provisions of the No-Lapse Enhancement Rider are not preventing Policy Termination, subject to the conditions in the Grace Period provision.

Premium Load	A deduction from each Premium Payment which covers certain policy-related state and federal tax liabilities as well as a portion of the sales expenses incurred by the Company.

Premium Payment	The amount that you pay to us for your policy. You may select and vary the frequency and the amount of Premium Payments. After the Initial Premium

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Payment is made there is no minimum premium required, except Premium Payments to keep the policy in force. Premiums may be paid any time before the insured attains age 121.

Premium Reserve Rider Accumulation Value

An amount equal to the sum of the (i) values of Premium Reserve Rider Sub-Accounts, (ii) values held in the Premium Reserve Rider Fixed Account, and (iii) values held in the Premium Reserve Rider Loan Account.

Premium Reserve Rider Fixed Account	The portion of the Fixed Account created specifically for the rider.

Premium Reserve Rider Loan	The amount you have borrowed against the Premium Reserve Rider Accumulation Value.

Premium Reserve Rider Loan Account	An amount equal to any outstanding loans from the Premium Reserve Rider Accumulation Value, including any interest charged on the loans. This amount is held in the Company’s General Account.

Premium Reserve Rider Premium Load	4.0% will be deducted from each amount allocated to this rider.

Premium Reserve Rider Sub-Account	A Sub-account created for the rider which, but for having been created specifically for the rider, is in all other respects identical to the Sub-Account of the same name created for the policy.

Premium Reserve Rider Transfer Load	3.0% will be deducted from each amount transferred from the Premium Reserve Rider Accumulation Value to the policy in the first ten policy years.

Quorum	The number of shares which must be present in person or by proxy in order to transact business at a meeting of shareholders.

Reference Rates and Fees	These are certain assumed charges rates and fees referred to by the No-Lapse Enhancement Rider as “reference rates”.

Reinstatement of Lapsed Policy

The period during which you may apply for reinstatement of your policy. If the insured has not died since lapse, you may apply for reinstatement of your policy within five years of the Policy Lapse date, provided: 1) it has not been surrendered; 2) there is an application for reinstatement in writing; 3) satisfactory evidence of insurability is furnished to us and we agree to accept the risk; 4) we receive a payment sufficient to keep your policy in force for at least two months; and 5) any accrued loan interest is paid and any remaining Indebtedness is either paid or reinstated.

Reset Account Monthly Administrative Fee	An amount determined at the time the policy is issued which is used as a reference rate. It differs from the rate used to calculate the Accumulation Value of the policy.

Reset Account Monthly Cost of Insurance	An amount determined at the time the policy is issued which is used as a reference rate. It differs from the cost of Insurance Charge used to calculate the Accumulation Value of the policy.

Reset Account Monthly Deduction	An amount equal to the Reset Account Monthly Cost of Insurance, plus the cost of any additional benefits provided by rider for the month, plus the Reset Account Monthly Administrative Fee.

Reset Account Value

A value based on a set of rates and fees, which are reference rates and fees only fixed for the life of the policy at the time the policy is issued, which determines whether the Reset Account Value Provision of the No-Lapse Enhancement Rider will prevent the policy from lapsing.

Reset Account Value Provision	A provision of the No-Lapse Enhancement Rider which will prevent the policy from lapsing if the Reset Account Value, less any Indebtedness, is greater than zero.

Reset Account Value Death Benefit

An amount equal to the greater of: 1) the reset death benefit (which is the lesser of the current specified amount and Initial Specified Amount) less IIndebtedness and less any Partial Surrenders (i.e., withdrawals) after the date of death; or 2) an amount equal to the Reset Account Value multiplied by the applicable percentage

80

shown in the corridor percentages table of the policy specifications, less any Indebtedness and less any Partial Surrenders after the date of death, if the Reset Account Value Provision is actively keeping the policy from lapsing.

Right to Examine Period

The period during which the policy may be returned to us for cancellation. It is the later of 45 days after the application is signed or ten days after you receive it (60 days after receipt for policies issued in replacement of other insurance).

SAI	Statement of Additional Information

SEC	The Securities and Exchange Commission

SecureLine TM Account	A special service that we offer in which death benefit or surrender proceeds are placed into an interest-bearing account.

Separate Account	Lincoln Life & Annuity Flexible Premium Variable Life Account M of Lincoln Life & Annuity Company of New York

Separate Account Value	An amount equal to the value of amounts allocated or transferred to the Sub-Accounts on a Valuation Day. We also refer to this as the Variable Accumulation Value.

Surrender Charge

The charge we may make if you request a Full Surrender of your policy or request a Reduction in Specified Amount of the death benefit. The Surrender Charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of Surrender Charges is included in each policy.

Surrender Value

An amount equal to the policy’s Net Accumulation Value less any applicable Surrender Charge, less any accrued loan interest not yet charged. If the policy is fully surrendered, and the policy includes the Premium Reserve Rider, the Surrender Value paid will also include the net accumulation value, if any, of the Premium Reserve Rider less any accrued loan interest not yet charged and less any Surrender Charge not covered by the policy’s Accumulation Value.

Transfer	Upon the Merger, the Separate Account was transferred intact to the Company.

Valuation Day	Each day on which the New York Stock Exchange is open and trading is unrestricted.

Valuation Period	The time between Valuation Days

Variable Account Value	See Separate Account value

Variable Accumulation Unit	A unit of measure used in the calculation of the value of each Sub-Account

We, Us, Our	Lincoln Life & Annuity Company of New York

81

FREDERICK C. TEDESCHI, VICE PRESIDENT

 AND ASSOCIATE GENERAL COUNSEL

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

ONE GRANITE PLACE

CONCORD, NEW HAMPSHIRE 03301

Phone: 603-226-5105

Fax: 603-226-5448

Frederick.Tedeschi@LFG.com

December 4, 2008

Ellen J. Sazzman, Esquire

Senior Counsel

Office of Insurance Products

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549-4644

Re:  Lincoln Life & Annuity Flexible Premium Variable Life Account M of Lincoln Life & Annuity Company of New York — Registration Statement on Form N-6; File No: 333-148917

Dear Ms. Sazzman:

Thank you for taking the time to discuss your further comments on our informal response of November 11, 2008 to further SEC Staff comments.

I believe I have set forth below the substance of your further comments and suggestions.  The revisions made in response to those comments and suggestions are set forth below.  The page numbers in italics preceding new or redrafted language refer to the enclosed marked courtesy copy of the prospectus.  The markings below show only the changes made in response to your further comments on our November 11 informal response.  However, as you requested, the marked courtesy copy retains the markings of changes made with our initial filing as well as marking the changes made in response to your comments both on this filing and, where applicable, on our recently effective AssetEdge filing (File No. 333-146507).  In addition, I include an additional courtesy copy marked only to reflect the changes made as a result of our telephone conference on December 1, 2008; this courtesy copy reflects the changes made to conform to the presentation adopted for the AssetEdge product.  Finally, a copy of the Glossary has been included in the courtesy copies.

1.                           Fee Table (p.9)

SEC Staff Comment:  Please revise the description of when the Surrender Charge is deducted to make clearer that surrender charges are also applicable to the increase in specified amount for up to 15 years and to make clearer that the surrender charges on

Reduction in specified amount will be deducted for up to 10 years from the policy date for Reductions in initial specified amount and up to 10 years from the effective date of each increase in specified amount..

Response:  The disclosure of the charge imposed on Full Surrender will be expanded to read as follows (p. 9):

Upon Full Surrender of your policy, the Surrender Charge will be deducted for up to 15 years from the policy date for the Initial specified amount and for up to 15 years from the effective date for each increase in specified amount.

Upon a Reduction in specified amount, the Surrender Charge will be deducted for up to10 years from the policy date for the Initial specified amount and for up to 10 years from the effective date of each increase in specified amount.

2.  Surrender Charges (p. 24)

SEC Staff Comment:  Please make clearer in the second full paragraph on page 24 that the personalized schedule included with the policy will calculate the applicable surrender charge for the policyowner.

Response:  The last sentence of the second full paragraph on page 24 will be revised to read (p. 24):

That schedule will calculate the applicable Surrender Charge for you for each year during which a Surrender Charge based upon the Initial specified amount of your policy will be imposed, the result of multiplying (a) the amount per $1,000 of Initial specified amount of your policy by (b) the Initial specified amount divided by 1,000.

3.  No-Lapse Enhancement Rider— The No-Lapse Value (p. 38) and The Reset Account Value (p. 39)

SEC Staff Comment:  Please include an explanation in the prospectus following the formulas for calculating the No-Lapse Value and the Reset Account Value which discloses to the reader that a Reduction in specified amount only becomes effective on the Monthly Anniversary Day which is or next follows the day on which the reduction is approved.

Response:  The following language will be added as a separate paragraph immediately following both formulas (p. 39):

Reductions in specified amounts only become effective on the Monthly Anniversary Day on or next following the day on which the reduction is approved (see section headed “Surrender Charges — Reduction in Specified Amount” for further information).

In addition, the following language will be added as a new last paragraph of the section headed “Surrender Charges — Reduction in Specified Amount”) (p. 26):

Your request for a Reduction in specified amount will become effective on the day on which we approve your request if that day is a Monthly Anniversary Day.

2

If that day is not a Monthly Anniversary Day, your request will be come effective on the Monthly Anniversary Day which next follows the day on which we approve your request.

4.  No-Lapse Enhancement Rider—Death Benefits Under the Policy and the Rider (p. 40)

SEC Staff Comment:  Please further clarify in the first and fourth paragraphs of this sub-section the phrase “no-lapse value provision” and in the fifth paragraph of this sub-section the phrase “reset account value provision”.  Please consider making these phrases defined terms.

Response:  The terms “no-lapse value provision” and the term “reset account value provision” will become defined terms.  The first sentence of the third paragraph of the sub-section headed “No-Lapse Protection” has been revised to read as follows (p. 37):

The rider consists of the no-lapse value provision (the “No-Lapse Value Provision”) and the reset account value provision (the “Reset Account Value Provision”).

In addition, definitions of these terms have been added to the Glossary and have been capitalized where they are used in the prospectus.

5.  No-Lapse Enhancement Rider—Death Benefits Under the Policy and the Rider (p. 41)

SEC Staff Comment:  In the last sentence of the ninth paragraph of this sub-section, please add language clarifying that death benefit is greater of “the amounts provided by” the No-Lapse Value Provision and the Reset Account Value Provision.”.

Response:  The last sentence of this paragraph has been revised to read as follows (p. 41):

That death benefit is the greater of the amounts provided by the No-Lapse Value Provision and the Reset Account Value Provision.

6.  Benefit Selection Option (p. 44)

SEC Staff Comment:  Please make the disclosure in the last sentence of the second paragraph of this section more prominent.

Response:  The last sentence of the second paragraph has been made into a separate paragraph to increase prominence (p. 41).

3

7.  Premium Reserve Rider (p. 46)

SEC Staff Comment:  Please make the disclosure in paragraph 5 of this section with respect to deduction of the 3.0% load upon transfer of Premium Reserve Rider’s Accumulation Value in the first ten policy years more prominent.

Response:  The second, third, and fourth sentences of the fifth paragraph have been made into a separate paragraph in which the first sentence of the new paragraph will contain the disclosures of the 3.0% percent load.  That new paragraph will read as follows (pp. 46-47):

Transfers of the Premium Reserve Rider Accumulation Value to your policy are subject to a deduction of 3.0% from each amount transferred (the 3.0% charge is called the Premium Reserve Rider Transfer Load) if such transfers are made (either automatically, as discussed below, or at your request) in the first ten policy years.  The Premium Reserve Rider Transfer Load is imposed by the Company if Premium Reserve Rider Accumulation Value is transferred to the policy during the first 10 policy years.  This charge is made to help cover the costs associated with providing the increased policy benefits created as a result of the increased policy values.

8.  Premium Reserve Rider (p. 46)

SEC Staff Comment:  In the first sentence of the sixth paragraph of this section, please add language clarifying that amount subtracted from the Premium Reserve Rider Accumulation Value is “the amount of the” Premium Reserve Rider Loan Account.

Response:  The first sentence of the sixth paragraph of this section has been revised to read as follows (p. 47):

You may also request that part (or all) of the Premium Reserve Rider’s Net Accumulation Value (that is, the Premium Reserve Rider Accumulation Value less the amount of the Premium Reserve Rider Loan Account and any interest accrued on the Premium Reserve Rider Loan Account but not deducted) be paid to you in cash, and no Surrender Charge or other fee will be deducted from the amount paid to you.

9.  Premium Reserve Rider (p. 47)

SEC Staff Comment:  In the sixth paragraph of this section, please disclose what happens upon Full Surrender of a policy where the policy’s Net Accumulation Value does not cover the policy’s Surrender Charges.  Disclose here and in the Surrender Charge section if the shortfall in the policy’s Net Accumulation Value is deducted from the Premium Reserve Rider Accumulation Value.

Response:  A new sentence has been added at the end of the sixth paragraph which will read as follows (p. 47):

Upon Full Surrender of the policy, if the policy’s Net Accumulation Value does not cover the policy’s Surrender Charges, any shortfall will be deducted from any available Premium Reserve Rider Net Accumulation Value.

4

In addition, a new sentence has been added to the end the last paragraph of the section headed “Surrender Charges—Full Surrenders” that will read as follows (p. 25):

If the policy’s Net Accumulation Value does not cover the policy’s Surrender Charges, any shortfall will be deducted from any available Premium Reserve Rider Net Accumulation Value.

10.  Continuation of Coverage (p. 40)

SEC Staff Comment:  Please disclose whether election of a Benefit Selection Option percentage greater than zero will reduce the death benefit provided under the Continuation of Coverage Provision.

Response:  A new sentence has been added at the end of this section which will read as follows (p. 50):

Your election of a percentage greater than zero under the Benefit Selection Option will have no effect upon the death benefit provided under the Continuation of Coverage provision.

11.  Continuation of Coverage (p. 41)

SEC Staff Comment:  Please disclose whether interest is credited to amounts transferred to the Fixed Account when the insured reaches Attained Age 121.

Response:  A new item 4) has been added to the listing of changes which take place if the insured is still living at age 121 which will read as follows (p. 50):

1)  we will no longer accept Premium Payments;

2)  we will make no further deductions;

3)  policy values held in the Separate Account will be transferred to the Fixed Account;

4)  we will continue to credit interest to the Fixed Account; and

5)  we will no longer transfer amounts to the Sub-Accounts.

12.  Death Benefits—Death Benefit Options (p. 55)

SEC Staff Comment:  Please revise the chart following the second paragraph of this section to disclose whether a Partial Surrender may impact the specified amount if Death Benefit Option 1 is selected.

Response:  The chart following the second paragraph of this section has been revised and will read as follows (p. 55):

5

Option	Death Benefit Proceeds Equal to the	Variability

1	Specified amount (a minimum of $100,000) level death benefit on the date of the insured’s death, less any Partial Surrenders after the date of death	None; level death benefit.

2	Sum of the specified amount plus the Net Accumulation Value as of the date of the insured’s death, less any Partial Surrenders after the date of death.	May increase or decrease over time, depending on the amount of premium paid and the investment performance of the Sub-Accounts or the interest credited to the Fixed Account.

13.  Death Benefits—Changes to the Initial Specified Amount and Death Benefit Options (p. 56)

SEC Staff Comment:  Please address the impact of Partial Surrenders in this sub-section.

Response:  The third sentence of the first paragraph of this sub-section will become the first sentence of a new paragraph.  That new paragraph has been revised and will read as follows (p. 56):

A Partial Surrender may reduce the specified amount.  If the specified amount is reduced as a result of a Partial Surrender, the death benefit may also be reduced.   (See section headed “Policy Surrenders—Partial Surrender” for details as to the impact a Partial Surrender may have on the specified amount.)

14.  Surrenders—Partial Surrenders (p. 59)

SEC Staff Comment:  In the chart preceding the last paragraph of this section, please clarify whether a Partial Surrender may also reduce the specified amount used to calculate the death benefit provided under Death Benefit Option 2.

Response:  A request for a Partial Surrender by a policy owner who has elected Death Benefit Option 2 would result in reduction in the Accumulation Value but not the specified amount of the policy.  We believe that the statement in this chart that a partial surrender under death benefit option 2 “will reduce the Accumulation Value, but not the specified amount” accurately and completely states what happens upon a Partial Surrender.  However, to make clearer what happens when a policy owner requests a Partial Surrender, two new sentences have been added to the end of the second paragraph of this sub-section which will read as follows (p. 59):

If Death Benefit Option 1 has been elected, a Partial Surrender will reduce the specified amount as shown in the table below.  If Death Benefit Option 2 has been elected, a Partial Surrender will reduce the Accumulation Value, but not the specified amount.

6

In addition, to help make the difference in the impact of a Partial Surrender on Death Benefit Option 1 clearer, the table has been revised to read as follows (p. 59):

Death Benefit
Option in Effect	Impact of Partial Surrender

1	Will reduce the Accumulation Value and the specified amount will be reduced by the greater of:
	a.	zero; or
	b.	an amount equal to the amount of the Partial Surrender minus the result of [(1) minus (2)] divided by (3) where:
(1)

is an amount equal to the Accumulation Value on the Valuation Day immediately prior to the Partial Surrender multiplied by the applicable percentage shown in the Corridor Percentages Table in the policy specifications;

		(2)	is the specified amount immediately prior to the Partial Surrender; and
		(3)	is the applicable percentage shown in the Corridor Percentages Table in the policy specifications.

2	Will reduce the Accumulation Value, but not the specified amount.

15.  Appendix A

SEC Staff Comment:  Please revise the parenthetical statement in the first paragraph to read “(all amounts shown for the end of each policy year in each of the tables below are in dollars)”.

Response:  The parenthetical in the first sentence of Appendix A has been so revised (p. 71).

Upon receipt of your acceptance of this response and the corresponding changes to the prospectus, we will file an amendment to the registration statement incorporating all the changes since the initial filing, accompanied by a request for acceleration.  If possible, we would appreciate your response by December 9, 2008, so that we can achieve effectiveness by December 22, 2008.

Thank you very much for all your assistance with our filing.

Sincerely yours,

/s/ Frederick C. Tedeschi

Vice President and Associate
General Counsel

7

 12/4/08

Courtesy Copy

 Marked to reflect changes from LNL VULONE2007

 Cumulatively marked

 Includes changes In response to SEC Comments of December 1, 2008 and AssetEdge changes

Lincoln Life & Annuity Flexible Premium Variable Life Account M

Lincoln Life & Annuity Company of New York

Home Office Location:

100 Madison Street

Suite 1860

Syracuse, New York 13202

(888) 223-1860

Administrative Office:

Customer Service Center

One Granite Place

Concord, New Hampshire 03301

(800) 444-2363

A Flexible Premium Variable Life Insurance Policy

This prospectus describes Lincoln VULONE2007, a flexible premium variable life insurance contract (the “policy”), offered by Lincoln Life & Annuity Company of New York (“Lincoln Life”, “the Company”, “we”, “us”, “our”). The policy provides for death benefits and policy values that may vary with the performance of the underlying investment options. Read this prospectus carefully to understand the policy being offered.

The policy described in this prospectus is available only in New York.

You, the owner, may allocate net premiums to the variable Sub-Accounts of our Flexible Premium Variable Life Account M (“Separate Account”), or to the Fixed Account. Each Sub-Account invests in shares of a certain fund. Those funds are known as the Elite Series of funds (the “funds”), and such funds are offered by the following fund families. Comprehensive information on the funds may be found in the funds prospectus which is furnished with this prospectus.

• AllianceBernstein Variable Products Series Fund, Inc.

• American Century Investments Variable Portfolios, Inc.

• American Funds Insurance Series

• Delaware VIP Trust

• Fidelity Variable Insurance Products

• Franklin Templeton Variable Insurance Products Trust

• Lincoln Variable Insurance Products Trust

• MFS ® Variable Insurance Trust

Additional information on Lincoln Life, the Separate Account and this policy may be found in the Statement of Additional Information (the “SAI”). See the last page of this prospectus for information on how you may obtain the SAI.

To be valid, this prospectus must have the current funds’ prospectuses with it.  Keep all prospectuses for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or determined this prospectus is accurate or complete. It is a criminal offense to state otherwise.

Prospectus Dated:                     , 2008

LAPSE AND REINSTATEMENT	64
No-Lapse Protection	65
Reinstatement of a Lapsed Policy	66

TAX ISSUES	66
Taxation of Life Insurance Contracts in General	66
Policies Which Are MECs	68
Policies Which Are Not MECs	68
Other Considerations	69
Fair Value of Your Policy	71
Tax Status of Lincoln Life	71

RESTRICTIONS ON FINANCIAL TRANSACTIONS	71

LEGAL PROCEEDINGS	71

FINANCIAL STATEMENTS	72

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION	72

APPENDIX A – Examples of Surrender Charge Calculation	74

GLOSSARY OF TERMS	77

Capitalized terms used in this prospectus are defined

where first used or in the Glossary of Terms

beginning on page     of this prospectus.

POLICY SUMMARY

Benefits of Your Policy

Death Benefit Protection. The policy this prospectus describes is a variable life insurance policy which provides death benefit protection. Variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection. You should consider other forms of investments if you do not need death benefit protection, as there are additional costs and expenses in providing the insurance.  Benefits of the policy will be impacted by a number of factors discussed in this prospectus, including adverse investment performance and the amount and timing of premium payments.

Tax Deferred Accumulation. Variable life insurance has significant tax advantages under current tax law. Policy values accumulate on a tax- deferred basis. A transfer of values from one Sub-Account to another within the policy currently generates no current taxable gain or loss. Any investment income and realized capital gains within a Sub-Account or interest from the Fixed Account are automatically reinvested without being taxed to the policy owner.

Access to Your Policy Values. Variable life insurance offers access to policy values. You may borrow against your policy or surrender all or a portion of your policy. Your policy can support a variety of personal and business financial planning needs.

Flexibility. The policy is a flexible premium variable life insurance policy in which flexible premium payments are permitted. You may select death benefit options and policy riders. You may increase or decrease the amount of death benefit. You are able to select, monitor, and change investment Sub-Account choices within your policy. With the wide variety of investment Sub-Accounts available, it is possible to fine tune an investment mix to meet changing personal objectives or investment conditions. Premium payments and cash values you choose to allocate to Sub-Accounts are used by us to purchase shares of funds which follow investment objectives similar to the investment objectives of the corresponding Sub-Account.  Those funds are referred to in this prospectus as “underlying funds”.  You should refer to this prospectus and the prospectus for each underlying fund for comprehensive information on the Sub-Accounts and the underlying funds. You may also allocate premiums and Accumulation Values to the Fixed Account.

No-Lapse Protection.  Your policy will include the No-Lapse Enhancement Rider and the Premium Reserve Rider, which may help you manage some of the risk of policy lapse.

The No-Lapse Enhancement Rider may prevent a policy from lapsing where the Net Accumulation Value under your policy is insufficient to cover the Monthly Deductions if the requirements of the rider, including requirements as to timing and amount of premium payments, are met.  The Net Accumulation Value of your policy is defined in the policy values section of the prospectus.  The duration of lapse protection provided will be determined monthly, and it will vary based on the calculations described in detail in the rider.  Those calculations credit the actual amounts of Net Premium Payments made, deduct for the actual amount of any Partial Surrenders you make, and then adjust the net of those actual amounts by a formula which increases the net of premiums less surrenders by an assumed interest crediting rate and reduces that net amount by certain assumed charges rates and fees referred to by the rider as “reference rates”.   All assumed rates, charges, and

fees are set forth in the rider.  Payment of premiums higher than the planned premium and assumed interest credited by the rider’s formula on net premiums will increase the duration of lapse protection.  Partial Surrenders and rider reference charges, rates, and fees deducted by the rider formula will reduce the duration of lapse protection.  In addition, if the provisions of this rider are invoked to prevent lapse of the policy, the death benefit provided by this rider will be different from the death benefit otherwise in effect under the policy.  Refer to the section headed “No-Lapse Enhancement Rider” in the Riders section of this prospectus for more information about amount of the death benefit which would be provided by the rider as well as the determination of the duration of protection.  Finally, the rider reserves to us the right to restrict your allocations to certain Sub-Accounts to a maximum of 40% of the policy Accumulation Value.  The decision to enforce this restriction will be based on an annual review of the Separate Account investments for this product.  If we determine that the allocations by all owners of this product are highly concentrated in certain Sub-Accounts, then Sub-Accounts with higher concentrations than anticipated will be subject to the restriction.  You must maintain automatic rebalancing and comply with these investment restrictions in order to keep this rider in effect.

The Premium Reserve Rider allows you to pay premiums in addition to those you plan to pay for the base policy and to have such amounts accumulate in the same manner as if they had been allocated to your policy.  This rider’s accumulation value generated by these additional premiums will automatically be transferred to your policy at the end of the grace period to help keep your policy in force in the event (i) the Net Accumulation Value under your policy is insufficient to cover the Monthly Deductions and your policy’s No-Lapse Enhancement Rider described above is not at the time preventing your policy from lapsing; and (ii) you do not respond to the lapse notice by paying at least the amount set forth in that notice.  If the Premium Reserve Rider Accumulation Value on the day the Grace Period ends is insufficient to meet the amount then due, your policy and this rider will lapse without value.  You may also request us to transfer the Premium Reserve Rider Accumulation Value to your policy at any time.  As with your policy, you bear the risk that investment results of the Premium Reserve Rider Sub-Accounts you have chosen are adverse or are less favorable than anticipated.   Adverse investment results will impact the accumulation value of the rider, and, therefore, the amount of the Premium Reserve Rider Accumulation Value which may be available to prevent your policy from lapsing or for providing policy benefits.  Refer to the section headed “Premium Reserve Rider” in the Riders section of this prospectus for more information about the benefits of this rider.

Risks of Your Policy

Fluctuating Investment Performance. A Sub-Account is not guaranteed and will increase and decrease in value according to investment performance of the underlying fund. Policy values in the Sub-Accounts are not guaranteed. If you put money into the Sub-Accounts, you assume all the investment risk on that money. A comprehensive discussion of each Sub-Account’s and underlying fund’s objective and risk is found in this prospectus and in each fund’s prospectus, respectively. You should review these prospectuses before making your investment decision.  Your choice of Sub-Accounts and the performance of the funds underlying each Sub-Account will impact the policy’s Accumulation Value and will impact how long the policy remains in force, its tax status, and the amount of premium you need to pay to keep the policy in force.

Unsuitable for Short-Term Investment. This policy is intended for long-term financial and investment planning for persons needing death benefit protection, and it is unsuitable for short-term goals. Your policy is not designed to serve as a vehicle for frequent trading.

Policy Lapse. Sufficient premiums must be paid to keep a policy in force. There is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated. Outstanding Policy Loans and Partial Surrenders will increase the risk of lapse.

In addition to paying sufficient premiums and being cognizant of the impact of outstanding Policy Loans and Partial Surrenders on your policy values, you also have the No-Lapse Enhancement Rider and the Premium Reserve Rider, briefly noted above and discussed in more detail in the Riders section of this prospectus, to help you manage some of the risk of policy lapse.

Decreasing Death Benefit. Any outstanding Policy Loans and any amount that you have surrendered or withdrawn will reduce your policy’s death benefit.  Depending upon your choice of Death Benefit Option, adverse performance of the Sub-Accounts you choose may also decrease your policy’s death benefit.

Consequences of Surrender. Surrender Charges are assessed if you surrender your policy within the first 10-15 policy years. Full or Partial Surrenders may result in tax consequences. Depending on the amount of premium paid, or any Reduction in Specified Amount, there may be little or no Surrender Value available. Partial Surrenders may reduce the policy value and death benefit, and may increase the risk of lapse.  To avoid lapse, you may be required to make additional premium payments.

Tax Consequences. As noted in greater detail in the section headed “Tax Issues”,the federal income tax treatment of life insurance is complex and current tax treatment of life insurance may change. There are other federal tax consequences such as estate, gift and generation skipping transfer taxes, as well as state and local income, estate and inheritance tax consequences.  You should always consult a tax adviser about the application of federal and state tax rules to your individual situation.  The following discussion highlights tax risks in general, summary terms.

Tax Treatment of Life Insurance Contracts. The policies are designed to enjoy the favorable tax treatment afforded life insurance, including the exclusion of death benefits from income tax, the ability to take distributions and loans over the life of your policy, and the deferral of taxation of any increase in the value of your policy.  If the policy does fail to qualify, you will be subject to the denial of those important benefits.  In addition, if you pay more premiums than permitted under the federal tax law your policy may still be life insurance but will be classified as a Modified Endowment Contract whereby only the tax benefits applicable to death benefits will apply and distributions will be subject to immediate taxation and to an added penalty tax.

Tax Law Compliance.  We believe that the policy will satisfy the federal tax law definition of life insurance, and we will monitor your policy for compliance with the tax law requirements.  The discussion of the tax treatment of your policy is based on the current policy, as well as the current rules and regulations governing life insurance.  Please note that changes made to the policy, as well as any changes in the current tax law requirements, may affect the policy’s qualification as life insurance or may have other tax consequences.

Charges and Fees

This section describes the fees and expenses that you will pay when buying, owning and surrendering your policy. Refer to the “Policy Charges and Fees” section later in this prospectus for more information.

Table I describes the fees and expenses that you will pay at the time you purchase your policy, surrender your policy, or transfer Accumulation Values between Sub-Accounts.

Table I: Transaction Fees

Charge	When Charge is Deducted	Amount Deducted
Maximum sales charge imposed on premiums (Premium Load)	When you pay a premium.	7.0% of each premium payment in policy years 1-20 and 4.0% in policy years 21 and later. (1)

Surrender Charge* (2)

Upon Full Surrender of your policy, the Surrender Charge will be deducted for up to15years from the Policy Date for the Initial Specified Amount and for up to 15 years from the effective date for each increase in specified amount. Upon a Reduction in specified amount, the Surrender Charge will be deducted for up to10 years from the policy date for the Initial Specified Amount and for up to 10 years from the effective date for each increase in specified amount.

Maximum Charge		$60.00 per $1,000 of specified amount.

Minimum Charge		$0.00 per $1,000 of specified amount.

Charge for a Representative Insured		For a male, age 45, standard non- tobacco, in year one the maximum Surrender Charge is $ 27.52 per $1,000 of specified amount.

For a female, age 45, standard non-tobacco, in year one the maximum Surrender Charge is $24.90 per $1,000 of specified amount.

Transfer Fee	Applied to any transfer request in excess of 24 made during any policy year.	$ 25

*  These charges and costs vary based on individual characteristics.  The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay.  You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your financial adviser.

(1) The maximum sales charge imposed on premiums (load) of 7.0% (4.0% in policy years 21 and later) is anticipated to cover the company’s costs for sales expenses and any policy-related state and federal tax liabilities.  In considering policy-related state taxes, the Company considers the average of the taxes imposed by the states rather than any taxes specifically imposed by the state in which the policy owner resides.  Policy-related taxes imposed by states range from 0.0% to 4.0%.

(2) You may request one or more Partial Surrenders totaling 90% of your policy’s Surrender Value without the imposition of a Surrender Charge.  If you wish to surrender more than 90% of your policy’s Surrender Value, you must request a Full Surrender of your policy, which is subject to the Surrender Charge reflected in the table above.  (See section headed “Partial Surrenders” for a discussion of Partial Surrenders of your policy.)

Table II describes the fees and expenses that you will pay periodically during the time that you own your policy, not including the fund operating expenses shown in Table III.

Table II: Periodic Charges Other Than Fund Operating Expenses

Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance*	Monthly

Maximum Charge		$83.33 per month per $1,000 of Net Amount at Risk. Individuals with a higher mortality risk than standard issue individuals can be charged from 125% to 800% of the standard rate.

Minimum Charge		$0.00 per month per $1,000 of Net Amount at Risk.

Charge for a Representative Insured		For a male, age 45, standard non-tobacco, in year one the guaranteed maximum monthly cost of insurance rate is $0.19 per month per $1,000 of Net Amount at Risk.

For a female, age 45, standard non-tobacco, in year one the guaranteed maximum monthly cost of insurance rate is $0.14 per month per $1,000 of Net Amount at Risk.

Mortality and Expense Risk Charge (“M&E”)	Daily (at the end of each valuation day).	Daily charge as a percentage of the value of the Separate Account, guaranteed not to exceed an effective annual rate of 0.60%. (3)

Administrative Fee*	Monthly	A flat fee of $10 per month in all years.

In addition to the flat fee of $10

*   These charges and costs vary based on individual characteristics.  The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay.  You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your financial adviser.

(3)   Guaranteed at an effective annual rate of 0.60% in policy years 1-10; 0.20% in policy years 11-20; and 0.00% in policy years 21 and beyond.

Table II: Periodic Charges Other Than Fund Operating Expenses (continued)

Charge	When Charge is Deducted	Amount Deducted
per month, for the first ten policy years from issue date or increase in specified amount, a monthly fee per dollar of Initial specified amount or increase in specified amount as follows:

Maximum Charge		$2.56 per month per $1,000 of Initial specified amount or increase in specified amount.

Minimum Charge		$0.01 per month per $1,000 of Initial specified amount or increase in specified amount.

Charge for a Representative Insured		For a male or female age 45, standard non-tobacco, the maximum additional monthly charge is $0.24 per month per $1,000 of specified amount.

Policy Loan Interest	Annually	5.0% annually of the amount held in the loan account. (4)

(4)  Effective annual interest rate of 5.0% in years 1-10 and 4.1% in years 11 and later.  Although deducted annually, interest accrues daily.  As described in the section headed “Policy Loans”, when you request a policy loan, amounts equal to the amount of the loan you request are withdrawn from the Sub-Accounts and the Fixed Account in proportion to their respective values.  Such amount is transferred to the Loan Account, which is part of the Company’s General Account.  Amounts in the Loan Account are credited interest at an effective annual rate guaranteed not to be less than 4.0%.  The net cost of your loan (that is the difference between the interest rate charged on amounts borrowed and the interest rate credited to amounts held in the Loan Account) is 1.0% in policy years 1 – 10 and 0.1% in policy years 11 and later.

Table II: Periodic Charges Other Than Fund Operating Expenses (continued)

Charge	When Charge is Deducted	Amount Deducted
No-Lapse Enhancement Rider	N/A	There is no charge for this rider.(5)

Overloan Protection Rider (6)	One-time charge when benefit is elected	Maximum charge of 5.0% of the then current Accumulation Value.(6)

Optional Rider Charges		Individualized based on whether optional Rider(s) selected.

Premium Reserve Rider(7)	When you direct a premium to this rider	4.0% of each premium payment allocated to the Rider. (7)

When Rider Accumulation Value is transferred to policy during policy years 1-10 (7)	3.0% of amount transferred.

(5)          There is no separate charge for the No-Lapse Enhancement Rider.  The Cost of Insurance Charge for the policy has been adjusted to reflect the addition of the rider to the policy.  See No-Lapse Enhancement Rider section for further discussion.

(6)          Accumulation Value of the policy is the sum of the Fixed Account value, the Separate Account value, and the Loan Account value.  See Policy Values section for detailed discussion of how each value is calculated.

(7)            Allocations of Premium Payments to the rider are at your discretion.   Allocations of Premium Payments to the Rider are subject to the 4.0% charge shown in the Table and are not subject to the “Maximum Sales Charge Imposed on Premiums” shown in Table I.  This 4.0% charge is called the Premium Reserve Rider Premium Load.  Rider Accumulation Value allocated to the Separate Account is subject to the mortality and expense risk charge (which does not exceed 0.60% for policy years 1-10 and 0.20% for policy years 11 and later).

Transfers of Accumulation Value from the rider to the policy are not subject to the “Maximum Sales Charge Imposed on Premiums” shown in Table 1, but are subject to a charge of 3.0% of the Accumulation Value transferred if such transfers are made during the first 10 policy years.  In addition, if you request a loan from the Accumulation Value of this rider, interest is charged at the same rate as for Policy Loans.  See Premium Reserve Rider section for further discussion.

Table II: Periodic Charges Other Than Fund Operating Expenses (continued)

Charge	When Charge is Deducted	Amount Deducted
Waiver of Monthly Deduction Rider (8)	Monthly	A percent of all other covered monthly charges.(8)

Maximum Charge		12.0% of all other covered monthly charges.

Minimum Charge		2.0.% of all other covered monthly charges.

Charge for a Representative Insured		For a male, age 45, standard non-tobacco, the maximum percentage is 3.5% of all other covered monthly charges.

For a female, age 45, standard non-tobacco, the maximum percentage is 5% of all other covered monthly charges.

Change of Insured Rider	N/A	There is no charge for this rider.

Estate Tax Repeal Rider	One-time charge at issue.	$250

(8)   These charges and costs vary based on individual characteristics. The charges and costs shown in the tables may not be representative of the charges and costs that a particular policy owner will pay. “Covered monthly charges” are the Monthly Deductions under the policy:  the Cost of Insurance Charge, Administrative Fee, and the cost of any riders.  You may obtain more information about the particular charges, cost of insurance, and the cost of certain riders that would apply to you by requesting a personalized policy illustration from your financial adviser.

Table III shows the annual fund fees and expenses that are deducted daily from your Sub-Account values, on a pro rata basis. The table shows the minimum and maximum total operating expenses charged by the underlying funds that you may pay during the time you own your policy. More detail concerning each fund’s fees and expenses is contained in the prospectus for each fund.

These fees and expenses may change at any time.

Table III: Total Annual Fund Operating Expenses

(expenses that are deducted from fund assets)

Total Annual Operating Expense	Minimum	Maximum
Total management fees, distribution and/or service (12b-1) fees, and other expenses.	0.32%	6.06	%(9)

(9) The Total Annual Operating Expenses shown in the table do not reflect waivers and reductions.  Funds may offer waivers and reductions to lower their fees. Currently such waivers and reductions range from 0.00% to 4.89%. These waivers and reductions generally extend through April 30, 2009 but may be terminated at any time by the fund. Refer to the funds prospectus for specific information on any waivers or reductions in effect.  The minimum and maximum percentages shown in the table include Fund Operating Expenses of mutual funds, if any, which may be acquired by the underlying funds.  Refer to the funds prospectus for details concerning Fund Operating Expenses of mutual fund shares acquired by underlying funds, if any.   In addition, certain underlying funds have reserved the right to impose fees when fund shares are redeemed within a specified period of time of purchase (“redemption fees”) not reflected in the table above.  As of the date of this prospectus, none have done so.  Redemption fees are discussed in the Market Timing section of this prospectus and further information about redemption fees is contained in the prospectus for such funds, copies of which accompany this prospectus or may be obtained by calling 1-800-444-2363.

LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT

Lincoln Life & Annuity Company of New York (“Lincoln Life, the Company, we, us, our”) (EIN 22-0832760) is a stock life insurance company chartered in New Jersey in 1897 and redomesticated to New York on April 2, 2007.   It is engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (“LNC”), a publicly held insurance and financial services holding company incorporated in Indiana.  Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

The Company was formed as a result of the merger of two stock life insurance company subsidiaries of LNC. On April 2, 2007, Lincoln Life & Annuity Company of New York (“former Lincoln New York”) was merged with and into the Company (which was then known as Jefferson Pilot LifeAmerica Insurance Company). Simultaneously with the merger, the Company’s name was changed from Jefferson Pilot LifeAmerica Insurance Company to Lincoln Life & Annuity Company of New York. As a result, the assets and liabilities of the former Lincoln New York became part of the assets and liabilities of the Company and the life insurance policies previously issued by the former Lincoln New York became obligations of the Company.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Lincoln Financial Group sells a wide variety of financial products and solutions through financial advisors: mutual funds, managed accounts, retirement solutions, life insurance, 401(k) and 403(b) plans, savings plans, institutional investments and comprehensive financial planning and advisory services.

Lincoln Life & Annuity Flexible Premium Variable Life Account M (“Separate Account”) is a separate account of the Company which was established on November 24, 1997. As part of the merger of the two insurance companies described above (the “Merger”), the Separate Account was transferred intact to the Company (the “Transfer”). The assets and liabilities of the Separate Account immediately prior to the Merger remain intact and legally separate from any other business of the Company. The accumulation unit values for the Sub-Account(s) to which you allocated your premium payments and accumulation values did not change as a result of the Transfer of the Separate Account, and your policy values immediately after the Transfer are the same as your policy values immediately before the Transfer. The investment performance of assets in the Separate Account is kept separate from that of the Company’s General Account. Separate Account assets attributable to the policies are not charged with the general liabilities of the Company.  Separate Account income, gains and losses are credited to or charged against the Separate Account without regard to the Company’s other income, gains or losses. The Separate Account’s values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the “Commission”) as a unit investment trust under the Investment Company Act of 1940 (“1940 Act”) and meets the definition of “separate account.”  Any changes in the investment policy of the Separate Account must be approved by the New York State Insurance Department.

You may also allocate your premium payments and accumulation values in whole or in part to the Fixed Account (“Fixed Account”).  In the Fixed Account, your principal is guaranteed. Fixed Account assets are general assets of the Company, and are held in the Company’s General Account.

On April 3, 2006, Jefferson-Pilot Corporation (“Jefferson-Pilot”), a North Carolina corporation, merged with and into a wholly owned subsidiary of LNC.  As a result, the Company became a wholly owned subsidiary of LNC.

Fund Participation Agreements

In order to make the funds in which the Sub-Accounts invest available, Lincoln Life has entered into agreements with the trusts or corporations and their advisers or distributors.  In some of these agreements, we must perform certain administrative services for the fund advisers or distributors.  For these administrative functions, we may be compensated at annual rates of between 0.00% and 0.46% based upon assets of an underlying fund attributable to the policies. We (or our affiliates) may profit from these fees or use these fees to defray the costs of distributing the contract. Additionally, a fund’s adviser and/or distributor (or its affiliates) may provide us with certain services that assist us in the distribution of the contracts and may pay us and/or certain affiliates amounts to participate in sales meetings.   The compensation may come from 12b-1 fees, or be paid by the advisers or distributors.  The funds offered by the following trusts or corporations make payments to Lincoln Life under their distribution plans in consideration of the administrative functions Lincoln Life performs: American Funds Insurance Series, Fidelity Variable Insurance Products, and Lincoln Variable Insurance Products Trust.

Payments made out of the assets of the fund will reduce the amount of assets that otherwise would be available for investment and will reduce the return on your investment. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the fund’s average net assets, which can fluctuate over time. If, however, the value of the fund goes up, then so would the payment to us (or our affiliates). Conversely, if the value of the funds goes down, payments to us (or our affiliates) would decrease.

Distribution of the Policies and Compensation

The policy is distributed by broker-dealer firms through their registered representatives who are appointed as life insurance agents for the Company. One of such broker-dealer firms is Lincoln Financial Advisors Corporation (“LFA”), which is an affiliate of the Company. Broker-dealer firms may receive commission and service fees up to 55% of first year premium, plus up to 5% of all other premiums paid. The amount of compensation may also be affected by choices the policy owner has made, including choices of riders, when the policy was applied for. In lieu of premium-based commission, equivalent amounts may be paid over time, based on accumulation value. Additionally, the broker-dealer may be paid additional compensation on first year premiums and all additional premiums and/or provided reimbursements for portions of policy sales expenses.

In some situations, the broker-dealer may elect to share its commission or expense reimbursement allowance with its registered representatives. Registered representatives of broker-dealer firms may also be eligible for cash bonuses and “non cash compensation.” The latter, as defined in FINRA Conduct Rule 2820, includes such things as office space, computers, club credit, prizes, awards, and training and education meetings.

Broker-dealers or their affiliates may be paid additional amounts for: (1) “preferred product” treatment of the policies in their marketing programs, which may include marketing services and increased access to sales representatives; (2) sales promotions relating to the policies;

(3) costs associated with sales conferences and educational seminars for their sales representatives; (4) other sales expenses incurred by them; and (5) inclusion in the financial products the broker-dealer offers. Loans may be provided to broker-dealers or their affiliates to help finance marketing and distribution of the policies, and those loans may be forgiven if aggregate sales goals are met. In addition, staffing or other administrative support and services may be provided to broker-dealers who distribute the policies.

These additional types of compensation are not offered to all broker-dealers.  The terms of any particular agreement governing compensation may vary among broker-dealers and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide broker-dealers and/or their registered representatives with an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive additional compensation, or receives lower levels of additional compensation. You may ask your registered representative how he/she will personally be compensated for the transaction. You may wish to take such payments into account when considering and evaluating any recommendation relating to the policies.

Depending on the particular selling arrangements, there may be others who are compensated for distribution activities. For example, certain “wholesalers,” who control access to certain selling offices, may be compensated for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the policies. One of the wholesalers is Lincoln Financial Distributors, Inc. (“LFD”), a registered broker-dealer, also an affiliate of Lincoln Life. Marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the policies, and which may be affiliated with those broker-dealers, may also be compensated. Commissions and other incentives or payments described above are not charged directly to policy owners or the Separate Account. The potential of receiving, or the receipt of, such marketing assistance or other services and the payment to those who control access or for referrals, may provide broker-dealers and/or their registered representatives an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive similar assistance or disadvantage issuers of other variable life insurance policies (or other investments) which do not compensate for access or referrals. All compensation is paid from our resources, which include fees and charges imposed on your policy.

We do not anticipate that the Surrender Charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which we will incur in connection with your policy.  Any such shortfall would be available for recovery from the Company’s General Account, which supports insurance and annuity obligations.

Sub-Accounts and Funds

The variable investment options in the policy are Sub-Accounts of the Separate Account (“Sub-Accounts”). All amounts allocated or transferred to a Sub-Account are used to purchase shares of the appropriate fund to which we refer as the underlying fund. You do not invest directly in these funds. The investment performance of each Sub-Account will reflect the investment performance of the underlying fund.

We create Sub-Accounts and select the funds the shares of which are purchased by amounts allocated or transferred to the Sub-Accounts based on several factors, including,

without limitation, asset class coverage, the strength of the manager’s reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor we consider during the initial selection process is whether the fund or an affiliate of the fund will compensate us for providing administrative, marketing, and/or support services that would otherwise be provided by the fund, the fund’s investment adviser, or its distributor. We review each fund periodically after it is selected. Upon review, we may either close a Sub-Account or restrict allocation of additional purchase payments to a Sub-Account if we determine the fund in which such Sub-Account invests no longer meets one or more of the factors and/or if the Sub-Account has not attracted significant policy owner assets. Alternatively, we may seek to substitute another fund which follows a similar investment objective as the fund in which a Sub-Account invests, subject to receipt of applicable regulatory approvals.  Finally, when we develop a variable life insurance product in cooperation with a fund family or distributor (e.g., a “private label” product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

A given underlying fund may have an investment objective and principal investment strategy similar to those for another fund managed by the same investment adviser or subadviser. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the funds are similar, the investment results may vary.

Several of the underlying funds may invest in non-investment grade, high-yield, and high-risk debt securities (commonly referred to as “junk bonds”), as detailed in the individual fund prospectus.

There is no assurance that the investment objective of any of the underlying funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. The amount of risk varies significantly among the Sub-Accounts. You should read each underlying fund’s prospectus carefully before making investment choices.

Additional Sub-Accounts and underlying funds may be made available in our discretion. The right to select among Sub-Accounts will be limited by the terms and conditions imposed by the Company.

The underlying funds and their investment advisers/subadvisers and objectives are listed below. Comprehensive information on each fund, its objectives and past performance may be found in each fund prospectus.  Prospectuses for each of the underlying funds listed below accompany this prospectus and are available by calling 1-800-444-2363.

AllianceBernstein Variable Products Series Fund, Inc., advised by AllianceBernstein, L.P.

• AllianceBernstein Global Technology Portfolio (Class A): Maximum capital appreciation.

• AllianceBernstein Growth and Income Portfolio (Class A): Growth and income.

• AllianceBernstein International Value Portfolio (Class A): Long-term growth.

• AllianceBernstein Small/Mid Cap Value Portfolio (Class A): Long-term growth.

American Century Investments Variable Portfolios, Inc., advised by American Century Investment Management, Inc.

• Inflation Protection Fund (Class I): Long-term total return.

American Funds Insurance Series, advised by Capital Research and Management Company.

• Global Growth Fund (Class 2): Long-term growth.

• Global Small Capitalization Fund (Class 2): Long-term growth.

• Growth Fund (Class 2): Long-term growth.

• Growth-Income Fund (Class 2): Growth and income.

• International Fund (Class 2): Long-term growth.

Delaware VIP Trust, advised by Delaware Management Company.

• Capital Reserves Series (Standard Class): Current income.

• Diversified Income Series (Standard Class): Total return.

• Emerging Markets Series (Standard Class): Capital appreciation.

• High Yield Series (Standard Class): Total return.

• Small Cap Value Series (Standard Class): Capital appreciation.

• Trend Series (Standard Class): Capital appreciation.

• U. S. Growth Series (Standard Class): Capital appreciation.

• Value Series (Standard Class): Capital appreciation.

Fidelity Variable Insurance Products, advised by Fidelity Management & Research Company.

• Contrafund Portfolio (Service Class): Long-term capital appreciation.

• Growth Portfolio (Service Class): Capital appreciation.

• Mid Cap Portfolio (Service Class): Long-term growth.

• Overseas Portfolio (Service Class): Long-term growth.

Franklin Templeton Variable Insurance Products Trust, advised by Franklin Advisers, Inc. for the Franklin Income Securities Fund, the Franklin Small-Mid Cap Growth Securities Fund and the Templeton Global Income Securities Fund, and by Franklin Mutual Advisers, LLC for the Mutual Shares Securities Fund.

• Franklin Income Securities Fund (Class 1): Current income.

• Franklin Small-Mid Cap Growth Securities Fund (Class 1): Long-term growth.

• Mutual Shares Securities Fund (Class 1): Capital appreciation.

• Templeton Global Income Securities Fund (Class 1): Total return.

Lincoln Variable Insurance Products Trust, advised by Lincoln Investment Advisors Corporation.

• LVIP Baron Growth Opportunities Fund (Service Class): Capital appreciation.
(Subadvised by BAMCO, Inc.)

• LVIP Capital Growth Fund (Standard Class):  Capital appreciation.
(Subadvised by Wellington Management Company, LLP)

• LVIP Cohen & Steers Global Real Estate Fund (Standard Class): Total return.
(Subadvised by Cohen & Steers Capital Management)

• LVIP Columbia Value Opportunities Fund (Standard Class):  Long-term capital appreciation.
(Subadvised by Columbia Management Advisors, LLC)

• LVIP Delaware Bond Fund (Standard Class): Current income.
(Subadvised by Delaware Management Company)

• LVIP Delaware Growth and Income Fund (Standard Class):  Capital appreciation.
(Subadvised by Delaware Management Company)

• LVIP Delaware Social Awareness Fund (Standard Class):  Capital appreciation.
(Subadvised by Delaware Management Company)

• LVIP Delaware Special Opportunities Fund (Standard Class):  Capital appreciation.
(Subadvised by Delaware Management Company)

•  LVIP FI Equity-Income Fund (Standard Class):  Income.
(Subadvised by Pyramis Global Advisors LLC)

• LVIP Janus Capital Appreciation Fund (Standard Class): Long-term growth.
(Subadvised by Janus Capital Management LLC)

• LVIP Marsico International Growth Fund (Standard Class):  Long-term capital appreciation.
(Subadvised by Marsico Capital Management, LLC)

• LVIP MFS® Value Fund (Standard Class):  Long-term growth of capital.
(Subadvised by Massachusetts Financial Services Company)

• LVIP Mid-Cap Value Fund (Standard Class):  Long-term capital appreciation.
(Subadvised by Wellington Management Company, LLP)

• LVIP Mondrian International Value Fund (Standard Class): Capital appreciation.
(Subadvised by Mondrian Investment Partners Limited)

• LVIP Money Market Fund (Standard Class): Preservation of capital.
(Subadvised by Delaware Management Company)

• LVIP SSgA Bond Index Fund (Standard Class):  Current income.
(Subadvised by SSgA Funds Management, Inc.)

• LVIP SSgA Developed International 150 Fund (Standard Class):  Long-term capital appreciation.
(Subadvised by SSgA Funds Management, Inc.)

• LVIP SSgA Emerging Markets 100 Fund (Standard Class):  Long-term capital appreciation.
(Subadvised by SSgA Funds Management, Inc.)

• LVIP SSgA International Index Fund (Standard Class):  Long-term capital appreciation.
(Subadvised by SSgA Funds Management, Inc.)

• LVIP SSgA Large Cap 100 Fund (Standard Class):  Long-term capital appreciation.
(Subadvised by SSgA Funds Management, Inc.)

• LVIP SSgA S&P 500 Index Fund (Standard Class)(1):  Capital appreciation.
(Subadvised by SSgA Funds Management. Inc.)

• LVIP SSgA Small/Mid Cap 200 Fund (Standard Class):  Long-term capital appreciation.
(Subadvised by SSgA Funds Management, Inc.)

• LVIP SSgA Small-Cap Index Fund (Standard Class):  Capital appreciation.
(Subadvised by SSgA Funds Management, Inc.)

• LVIP T. Rowe Price Growth Stock Fund (Standard Class):  Long-term growth of capital.
(Subadvised by T. Rowe Price Associates, Inc.)

• LVIP T. Rowe Price Structured Mid-Cap Growth Fund (Standard Class): Maximum capital appreciation.
(Subadvised by T. Rowe Price Associates, Inc.)

• LVIP Templeton Growth Fund (Standard Class):  Long-term growth of capital.
(Subadvised by Templeton Investment Counsel, LLC)

• LVIP Turner Mid-Cap Growth Fund (Standard Class):  Capital appreciation.

(Subadvised by Turner Investment Partners)

• LVIP UBS Global Asset Allocation Fund (Standard Class):  Total return.
(Subadvised by UBS Global Asset Management (Americas) Inc. (UBS Global AM))

• LVIP Wilshire 2010 Profile Fund (Standard Class) (2): Total return.
(Subadvised by Wilshire Associates Incorporated)

• LVIP Wilshire 2020 Profile Fund (Standard Class) (2): Total return.
(Subadvised by Wilshire Associates Incorporated)

• LVIP Wilshire 2030 Profile Fund (Standard Class) (2): Total return.
(Subadvised by Wilshire Associates Incorporated)

• LVIP Wilshire 2040 Profile Fund (Standard Class) (2): Total return.
(Subadvised by Wilshire Associates Incorporated)

• LVIP Wilshire Aggressive Profile Fund (Standard Class) (2): Capital appreciation.
(Subadvised by Wilshire Associates Incorporated)

• LVIP Wilshire Conservative Profile Fund (Standard Class) (2): Current income.
(Subadvised by Wilshire Associates Incorporated)

• LVIP Wilshire Moderate Profile Fund (Standard Class) (2): Total return.
(Subadvised by Wilshire Associates Incorporated)

• LVIP Wilshire Moderately Aggressive Profile Fund (Standard Class) (2): Growth and income.
(Subadvised by Wilshire Associates Incorporated)

MFS ® Variable Insurance Trust, advised by Massachusetts Financial Services Company

• Growth Series (Initial Class):  Capital appreciation.

• Total Return Series (Initial Class): Growth and income.

• Utilities Series (Initial Class): Growth and income.

(1) “S&P 500” is a trademark of The McGraw Hill Companies, Inc. and has been licensed for use by Lincoln Variable Insurance Products Trust and its affiliates.  The product is not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of purchasing the product.  (Please see Statement of Additional Information which sets forth additional disclaimers and limitations of liability on behalf of S&P.)

(2)  The Lincoln Variable Insurance Products Trust LVIP Wilshire 2010 Profile Fund, LVIP Wilshire 2020 Profile Fund, LVIP Wilshire 2030 Profile Fund, LVIP Wilshire 2040 Profile Fund, LVIP Wilshire Aggressive Profile Fund, LVIP Wilshire Conservative Profile Fund, LVIP Wilshire Moderate Profile Fund, and LVIP Wilshire Moderately Aggressive Profile Fund are “Fund of Funds” and as such purchase shares of other mutual funds rather than directly investing in debt and equity securities.  As a result, Fund of Funds may have higher expenses than mutual funds which invest directly in debt and equity securities.  None of the mutual funds, the shares of which are purchased by these Funds of Funds, pay 12b-1 fees to Lincoln Life or its affiliates.

Sub-Account Availability and Substitution of Funds

Lincoln Life may close Sub-Accounts and may seek to substitute shares of other funds as the fund in which a Sub-Account invests if:

1)   the shares of any underlying fund should no longer be available for investment by the Separate Account; or

2)   the Sub-Account has not attracted significant policyholder allocations; or

3)   in our judgment, further investment in such shares ceases to be appropriate in view of the purpose of the Separate Account, legal, regulatory or federal income tax restrictions, or for any other reason.

We will obtain any necessary regulatory or other approvals prior to such a change. We will endorse your policy as required to reflect any withdrawal or substitutions. Substitute funds may have higher charges than the funds being replaced.

Voting Rights

The underlying funds do not hold regularly scheduled shareholder meetings. When a fund holds a special meeting for the purpose of approving changes in the ownership or operation of the fund, the Company is entitled to vote the shares held by our Sub-Account in that fund. Under our current interpretation of applicable law, you may instruct us how to vote those shares.

We will notify you when your instructions are needed and will provide information from the fund about the matters requiring the special meeting.  We will calculate the number of votes for which you may instruct us based on the amount you have allocated to that Sub-Account, and the value of a share of the corresponding fund, as of a date chosen by the fund (record date). If we receive instructions from you, we will follow those instructions in voting the shares attributable to your policy. If we do not receive instructions from you, we will vote the shares attributable to your policy in the same proportion as we vote other shares based on instructions received from other policy owners.  Since underlying funds may also offer their shares to entities other than the Company, those other entities also may vote shares of the underlying funds, and those votes may affect the outcome.

Each underlying fund is subject to the laws of the state in which it is organized concerning, among other things, the matters which are subject to a shareholder vote, the number of shares which must be present in person or by proxy at a meeting of shareholders (a “quorum”), and the percentage of such shareholders present in person or by proxy which must vote in favor of matters presented. Because shares of the underlying fund held in the Separate Account are owned by the Company, and because under the 1940 Act the Company will vote all such shares in the same proportion as the voting instruction which we receive, it is important that each Policy owner provide their voting instructions to the Company.  Even though Policy owners may choose not to provide voting instruction, the shares of a fund to which such Policyholders would have been entitled to provide voting instruction will be voted by the Company in the same proportion as the voting instruction which we actually receive.  As a result, the instruction of a small number of Policy owners could determine the outcome of matters subject to shareholder vote.  In addition, because the Company expects to vote all shares of the underlying fund which it owns at a meeting of the shareholders of an underlying fund, all shares voted by the Company will be counted when the underlying fund determines whether any requirement for a minimum number of shares be present at such a meeting to satisfy a quorum requirement has been met.

POLICY CHARGES AND FEES

Policy charges and fees compensate us for providing your insurance benefit, administering your policy, assuming risks associated with your policy, and incurring sales related expenses. We may profit from any of these charges, and we may use this profit for any purpose, including covering shortfalls from other charges.

In addition to policy charges, the investment adviser for each of the underlying funds deducts a daily charge as a percent of the value in each fund as an asset management charge. The charge reflects asset management fees of the investment adviser. Other expenses are incurred by the funds (including 12b-1 fees for Class 2 shares and other expenses) and deducted from fund assets. Values in the Sub-Accounts are reduced by these charges. Future fund expenses may vary. Detailed information about charges and expenses incurred by an underlying fund is contained in each fund’s prospectus.

The Monthly Deductions, including the Cost of Insurance Charge, will be deducted proportionately from the Net Accumulation Value of each Sub-Account and the Fixed Account subject to the charge.

The Monthly Deductions are made on the “Monthly Anniversary Day,” the Policy Date, and the same day of each month thereafter. If the day that would otherwise be a Monthly Anniversary Day is non-existent for that month, or is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day.

If the value is insufficient to cover the current Monthly Deduction, you have a 61-day Grace Period to make a payment sufficient to cover that deduction.

Premium Load; Net Premium Payment

We make a deduction from each premium payment. This amount, referred to as “Premium Load,” covers certain policy-related state and federal tax liabilities. In considering policy related state taxes, the Company considers the average of the taxes imposed by the states rather than any taxes specifically imposed by the state in which the policy owner resides.  Policy-related taxes imposed by states range from 0.0% to 4.0%.  It also covers a portion of the sales expenses incurred by the Company. We deduct 7% from each premium payment in policy years 1 – 20 and 4% in policy years 21 and beyond. The premium payment, net of the premium load, is called the “Net Premium Payment.”

Surrender Charges

General:

Your policy gives you the right to (i) fully surrender your policy (a “Full Surrender”) and receive the “Accumulation Value” of the policy less any applicable Surrender Charges (which is called the policy’s “Surrender Value”); (ii) partially surrender your policy and receive from the Accumulation Value of your policy the amount you specifically request in cash (a “Partial Surrender”); and (iii) request a reduction in the specified amount of your policy (a “Reduction in specified amount”).  The “Accumulation Value” of your policy is the sum of the Fixed Account Value, the Separate Account Value, and the Loan Account Value (see section headed “Premiums – Policy Values” for discussion of how these values are calculated).  In addition, Partial Surrenders are limited to 90% of the policy’s Surrender Value (see section headed “Policy Surrenders – Partial Surrenders” for a detailed discussion).

A “Surrender Charge” may apply if you request a Full Surrender or a Reduction in specified amount. The Surrender Charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of Surrender Charges is included in each policy.  No Surrender Charge is imposed if you request a Partial Surrender.

The Surrender Charge varies by age of the insured, the number of years since the “Policy Date” or the date of each increase in specified amount, and the specified amount. (See section headed “Your Insurance Policy” for a discussion of Policy Date.)  The Surrender Charge will never exceed $60.00 per $1,000 of specified amount. A personalized schedule of surrender charges is included in each policy when your policy is issued. That schedule will calculate the applicable Surrender Charge for you for each year during which a Surrender Charge based upon the Initial specified amount of your policy will be imposed, the result of multiplying (a) the amount per $1,000 of Initial specified amount of your policy by (b) the Initial specified amount divided by 1,000.

If you increase the specified amount, a new Surrender Charge will be applicable to each increase. This charge would be imposed if you surrender all or a part of the increased specified amount and will be added to any Surrender Charge on the existing specified amount. Upon an increase in specified amount, we will send you a confirmation of the increase. You may obtain more information about the Surrender Charges that would apply to your policy by requesting a personalized illustration from your financial adviser.  This personalized illustration will demonstrate the amount of the Surrender Charges that would be imposed in the event you thereafter requested a reduction of that increased specified amount and their impact on your policy values.  In addition, an example of how the various actions described below would impact the surrender charge is included in Appendix A of this prospectus.

For Full Surrenders, the duration of the Surrender Charge is 15 years from the Policy Date for the Initial specified amount and 15 years from the date of each increase in specified amount. For Reductions in Specified Amount, the duration of the surrender charge is 10 years from the Policy Date for the Initial specified amount and 10 years from the date of each increase in the specified amount.  If there has been more than one increase in specified amount, each increase is separately tracked for the purpose of determining the applicable Surrender Charge.

Surrender Charges are assessed by withdrawing value from the Sub-Accounts and the Fixed Account proportionately. The Surrender Charge will not exceed the policy value. All Surrender Charges decline to zero within 15 years from the Policy Date, or 15 years from the effective date of each increase in specified amount.

When you apply for the policy, your financial adviser can prepare personalized illustrations that reflect the Surrender Charges that would apply if you request a Full Surrender or a Reduction in specified amount at various points during your policy ownership.  In addition, after your policy is issued, please also contact your financial adviser before you request a

Full Surrender or a Reduction in specified amount of your policy and ask for a personalized illustration that would reflect the amount of the Surrender Charges that would be imposed on the transaction you are considering and their impact on your policy values.

Full Surrenders:

If you request a Full Surrender of your policy in which the specified amount has neither increased nor decreased, the Surrender Charge will equal 1) multiplied by 2) where:

1)              is the amount per $1,000 of Initial specified amount for the number of years since the Policy Date; and

2)              is the Initial specified amount divided by 1,000.

For example, the Surrender Charge for a Full Surrender of a policy at the end of the tenth policy year for a male, issue age 45 with an Initial specified amount of $1,000,000 which has not been increased would be; a) 11.12 multiplied by b) 1,000 ($1,000,000 divided by 1,000), or $11,120.

If you request a Full Surrender of your policy after you have requested one or more increases in the specified amount (but have not previously requested a decrease in the specified amount), the Surrender Charge will equal 1) plus 2) where:

1)              is

a)              the amount per $1,000 of Initial specified amount for the number of years since the Policy Date; multiplied by

b)             the Initial specified amount divided by 1,000; and

2)              is for each increase in specified amount

a)              the amount per $1,000 of increase in specified amount for the number of years since the date of each increase; multiplied by

b)             the increased specified amount divided by 1,000.

If you request a Full Surrender of the policy in which you have requested a Reduction in specified amount, the Surrender Charge will equal 1) multiplied by 2) multiplied by 3) where:

1)              is the amount per $1,000 of Initial specified amount for the number of years since the Policy Date; and

2)              is one minus the percentage of the Initial specified amount for which a Surrender Charge was previously assessed; and

3)              is the specified amount divided by 1,000.

The charge assessed upon a Full Surrender will not exceed the policy’s Accumulation Value. If the policy’s Net Accumulation Value does not cover the policy’s Surrender Charges, any shortfall will be deducted from any available Premium Reserve Rider Net Accumulation Value.

Reduction in Specified Amount:

If you request a Reduction in specified amount of your policy where you have not previously requested an increase in specified amount,, the Surrender Charge will be calculated as 1) minus 2), then divided by 3) and then multiplied by 4), where:

1)   is the amount of this decrease plus any prior decreases;

2)   is the greater of an amount equal to 25% of the Initial specified amount or the sum of all prior decreases;

3)   is the Initial specified amount; and

4)   is the then applicable Surrender Charge.

The length of the Surrender Charge period for Reductions in specified amount is 10 years from the Policy Date for the Initial specified amount or 10 years from the effective date of each increase in specified amount.

The same calculation is made each time you request a Reduction in specified amount.

If you request a Reduction in specified amount of your policy when you previously have requested an increase in specified amount, each increase in specified amount (or part thereof, if your request for Reduction in specified amount is for less than the full amount of the most recent increase in specified amount) will be surrendered separately on a last in, first out basis.  That is, the most recently requested increase in specified amount will be surrendered first, then the next most recently requested increase in specified amount (or part thereof) will be surrendered next, until the specified amount has been reduced in accordance with your request for a Reduction in specified amount.  Rather than impose a charge to recover the expenses incurred by the Company to process the increase at the time the increase is approved, the Company spreads out those expenses over a period of years.  The use of the last in, first out order helps the Company to recover such expenses should a Reduction in specified amount result in the surrender of an increase in specified amount for which the Company had not recovered its costs.  The last in, first out order will be followed even if there are earlier increases in specified amount which were made more than 10 years prior to your request for a Reduction in specified amount.

If your request for Reduction in specified amount exceeds the amount of the most recent increase in specified amount, then the next most recent increase (or part thereof) will be surrendered, and the Surrender Charge will be calculated separately for the amount of that increase which is surrendered.  Increases in specified amounts will be surrendered successively (including, if necessary, a part of the Initial specified amount) until the total amount of such successive surrenders equal the amount of your requested Reduction in specified amount.  Any requests for Reduction in specified amount thereafter will be handled in a similar manner, that is, the most recent increase in specified amount or remaining part of a previous increase in specified amount will be next surrendered in whole or in part.

If you engage in a series of increases and reductions in specified amount, the latest increase in the specified amount of your policy will be surrendered in whole or in part should you thereafter request a Reduction in specified amount.

We may limit requests for Reduction in specified amount, to the extent there is insufficient value to cover the necessary surrender charges.

Your request for a Reduction in specified amount will become effective on the day on which we approve your request if that day is a Monthly Anniversary Day.  If that day is not a Monthly Anniversary Day, your request will be come effective on the Monthly Anniversary Day which next follows the day on which we approve your request.

Partial Surrender:

There is no Surrender Charge if you request a Partial Surrender.  However, we reserve the right to limit the total of all Partial Surrenders to 90% of the policy’s Surrender Value (see section headed “Policy Surrenders—Partial Surrender” for a detailed discussion).  In addition, a Partial Surrender may reduce the policy’s specified amount if you have elected Death Benefit Option 1 (see section headed “Policy Surrenders—Partial Surrender” for detailed discussion). In addition, we may decline a request for a Partial Surrender which results in a reduction in the policy’s specified amount below the minimum specified amount or below the level required to maintain the policy as life insurance for the purposes of federal income tax law (see section headed “Tax Issues – Taxation of Life Insurance in General” for detailed discussion).

If your policy includes the Estate Tax Repeal Rider, and if you satisfy its special conditions, you will have a one-time right to cancel your policy without being subject to Surrender Charges. This is a limited benefit and is subject to our specific definition of Estate Tax Repeal.

Any surrender may have tax implications. Consult your tax or other adviser before initiating a surrender.

Partial Surrender Fee

No Surrender Charge or Administrative Fee is imposed on a Partial Surrender.

Transfer Fee

For each transfer request in excess of 24 made during any policy year, we reserve the right to charge you an administrative fee of $25.

In the event that we make a material change in the investment strategy of a Sub-Account, you may transfer the Accumulation Values allocated to that Sub-Account to any other Sub-Account or to the Fixed Account without being charged a fee and may do so even if you have requested 24 transfers during that policy year.  This option to transfer from a Sub-Account must be exercised within 60 days after the effective date of such change in investment strategy of that Sub-Account.  You will be provided written notice in the event that such a change is made.

Mortality and Expense Risk Charge

We assess a daily mortality and expense risk charge as a percentage of the value of the Sub-Accounts. The mortality risk assumed is that the insured may live for a shorter period than we originally estimated. The expense risk assumed is that our expenses incurred in issuing and administering the policies will be greater than we originally estimated. The charge is guaranteed not to exceed an effective annual rate of 0.60% in policy years 1-10 and 0.20% in policy years 11-20, and 0.00% in policy years 21 and beyond.  The current charge is at an effective annual rate of 0.60% in policy years 1-10, 0.20% in policy years 11-20, and 0.00% in policy years 21 and beyond.

Cost of Insurance Charge

A significant cost of variable life insurance is the “Cost of Insurance Charge”. This charge is the portion of the Monthly Deduction designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value. It is determined based on our expectation of future mortality, investment earnings, persistency and expenses (including taxes).

The Cost of Insurance Charge depends on the policy duration, the age, underwriting category and gender of the insured, and the current “Net Amount at Risk”. The Net Amount at Risk is the death benefit minus the greater of zero or the policy value, and may vary with investment performance, premium payment patterns, and charges. The rate on which the Monthly Deduction for the Cost of Insurance Charge is based will generally increase each policy year as the insured ages. Cost of insurance rates are generally lower for healthy individuals.

The Cost of Insurance Charge is determined monthly by dividing the death benefit at the beginning of the policy month by 1 plus .0032737 (the monthly equivalent of an effective annual rate of 4.0%), subtracting the value at the beginning of the policy month, and multiplying the result (the “net amount at risk”) by the applicable cost of insurance rate as determined by the Company.

The current Cost of Insurance Charge may be less than the guaranteed cost of insurance charge, but it will never exceed the maximum cost of insurance charge. A schedule of guaranteed maximum cost of insurance rates is part of your policy.

Administrative Fee

There is a flat monthly deduction of $10 in all years.

For the first ten policy years from issue date or increase in specified amount, there is an additional charge that varies with the insured’s age, sex, and premium class. This charge will never exceed $2.56 per $1,000 of Initial specified amount or increase in specified amount. This fee compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

Policy Loan Interest

If you borrow against your policy, interest will be charged to the Loan Account value. The annual effective interest rate is 5.0% in years 1-10, 4.1% in years 11 and beyond. We will credit 4.0% interest on the Loan Account value in all years.

Rider Charges

The following paragraphs describe the charges for the riders listed below.  The features of the riders available with this policy and any limitations on the selection of riders are discussed in the section headed “Riders”.

Waiver of Monthly Deduction Rider. The monthly charge for this benefit is equal to the sum of all other covered monthly charges for the policy and all riders, multiplied by a percentage. The percentage depends on the age, underwriting category and gender of the insured. The maximum percentage is 12.0%. If you have elected this rider, a table of percentages appears on the rider pages in your policy.

Estate Tax Repeal Rider. There is a $250 one-time charge at issue for this rider.

Overloan Protection Rider.  There is a one-time charge for this rider if you choose to elect the benefit. This charge will not exceed 5.0% of the then current Accumulation Value.

Premium Reserve Rider.  We deduct 4.0% from each premium payment you direct to this rider.  Transfers of Premium Reserve Rider Accumulation Value from this rider to the policy may be subject to a charge of 3.0% of amount transferred during policy years 1 – 10.  Premium Reserve Rider Accumulation Value allocated to the Premium Reserve Separate Account is subject to the mortality and expense risk charge (which does not exceed 0.60% for policy years 1 – 10 and 0.20% for policy years 11 and later).  In addition, if you request a loan from the Premium Reserve Rider Accumulation Value, interest is charged at the same rate as for policy loans.

YOUR INSURANCE POLICY

Your policy is a life insurance contract that provides for a death benefit payable on the death of the insured. The policy and the application constitute the entire contract between you and Lincoln Life.

We may add, change or eliminate any underlying funds that the Separate Account or the Sub-Accounts invest in, subject to state and federal laws and regulations. We may substitute a new fund for one that is no longer available for investment, or is no longer suitable for the policy. We will obtain any required approvals from policy owners, the SEC, and state insurance regulators before substituting any funds.

We may choose to add or remove Sub-Accounts as investment options under the policies, based on marketing needs or investment conditions. If we change any Sub-Accounts or substitute any funds, we will make appropriate endorsements to the policies.

If we obtain appropriate approvals from policy owners and securities regulators, we may:

• change the investment objective of the Separate Account;

• operate the Separate Account as a management investment company, unit   investment trust, or any other form permitted under applicable securities laws;

• deregister the Separate Account; or

• combine the Separate Account with another separate account.

We will notify you of any change that is made.  (See section headed “Transfer Fee” for explanation of an additional right to transfer Accumulation Values from a Sub-Account when its investment objective changes.)

The policy includes policy specifications pages.  These pages provide important information about your policy such as: the identity of the insured and owner; Policy Date; the Initial specified amount; the death benefit option selected; issue age; Planned Premium Payment; Surrender Charges; expense charges and fees; and guaranteed maximum cost of insurance rates.

When your policy is delivered to you, you should review it promptly to confirm that it reflects the information you provided in your application. If not, please notify us immediately.

The policy is nonparticipating. This means that no dividends are payable to you. In addition, your policy does not share in the profits or surplus earnings of the Company.

Before purchasing the policy to replace, or to be funded with proceeds from an existing life insurance policy or annuity, make sure you understand the potential impact. The insured will need to prove current insurability and there may be a new contestable period for the new policy. The death benefit and policy values may be less for some period of time in the new policy.

The “Policy Date” is the date on which we begin life insurance coverage under the policy if you have paid your initial premium with your application.  If you have not paid your initial premium with your application, your life insurance coverage will begin on the day we receive your initial premium. The Policy Date is also the date from which policy years, Policy Anniversary, Monthly Anniversary Days, policy months, premium due dates, and age are determined.

Once your policy is in force, the effective date of payments and requests you send us is usually determined by the day and time we receive them.

We allow telephone or other electronic transactions when you complete our authorization form and return it to us. Contact our Administrative Office for information on permitted electronic transactions and authorization for electronic transactions.

Any telephone or other electronic transmission, whether it is yours, your service provider’s, your agent’s, or ours, can experience outages or slowdowns for a variety of reasons. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you should send your request in writing to our Administrative Office.

Application

If you decide to purchase a policy, you must first complete an application. A completed application identifies the proposed insured and provides sufficient information to permit us to begin underwriting risks in the policy. We require a medical history and examination of the proposed insured. Based on our review of medical information about the proposed insured, we may decline to provide insurance, or we may place the proposed insured in a special underwriting category. The monthly cost of insurance charge deducted from the policy value after issue varies depending on the age, gender and underwriting category of the insured.

A policy may only be issued upon receipt of satisfactory evidence of insurability, and generally when the insured is at least age 15 and at most age 85. Age will be determined by the nearest birthday of the insured.

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who applies for a policy. When you apply for a policy, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We, or our agent, may also ask to see your driver’s license, photo i.d. or other identifying documents.

Owner

The Owner on the date of issue is designated in the policy specifications. You, as Owner, will make the following choices:

1)  initial death benefit amount and death benefit option;

2)  optional riders;

3)  the amount and frequency of Premium Payments; and

4)  the amount of Net Premium Payment to be allocated to the selected Sub-Accounts or the Fixed Account.

You are entitled to exercise rights and privileges of your policy as long as the insured is living. These rights generally include the power to select the Beneficiary, request Policy Loans, make Partial Surrenders, surrender the policy entirely, request a Reduction in specified amount, name a new owner, and assign the policy. You must inform us of any change in writing. We will record change of Owner and Beneficiary forms to be effective as of the date of the latest signature on the request.

Right to Examine Period

You may return your policy to us for cancellation within 45 days after the application is signed or ten days after you receive it (60 days after receipt for policies issued in replacement of other insurance). This is called the right to examine period. If the policy is returned for cancellation within the right to examine period, we will refund to you the greater of (a) all Premium Payments less any Indebtedness; or (b) the sum of (i) the Accumulation Value less any Indebtedness, on the date the returned policy is received by us, plus (ii) any charges and fees imposed under the policy’s terms. If a Premium Payment was made by check, there may be a delay until the check clears.

Any Net Premium Payments received by us within ten days of the date the policy was issued will be held in the Money Market Sub-Account. At the end of that period, it will be allocated to the Sub-Accounts and the Fixed Account, if applicable, which you designated. If the policy is returned for cancellation within the right to examine period, we will return to you the greater of (a) all Premium Payments less any Indebtedness; or (b) the sum of (i) the Accumulation Value less any Indebtedness, on the date the returned policy is received by us, plus (ii) any charges and fees imposed under the policy’s terms.

Initial Specified Amount

You will select the Initial Specified Amount of death benefit on the application. This may not be less than $100,000. This amount, in combination with a death benefit option, will determine the initial death benefit. The Initial specified amount is shown on the policy specifications page.

Transfers

You may make transfers among the Sub-Accounts and the Fixed Account, subject to certain provisions. You should carefully consider current market conditions and each fund’s objective and investment policy before allocating money to the Sub-Accounts.

During the first policy year, transfers from the Fixed Account to the Sub-Accounts may be made only as provided for in the Dollar cost averaging or Automatic rebalancing program described below. The amount of all transfers from the Fixed Account in any other policy year may not exceed the greater of:

1)  25% of the Fixed Account value as of the immediately preceding Policy Anniversary, or

2)  the total dollar amount transferred from the Fixed Account in the immediately preceding policy year.

Up to 24 transfer requests (a request may involve more than a single transfer) may be made in any policy year without charge. We may limit transfers from the Fixed Account at any time.

Requests for transfers must be made in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing, subject to our consent.

Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of accumulation units. This will be based on the accumulation unit values determined after our Administrative Office receives a request in writing or adequately authenticated electronic transfer request. Transfer and financial requests received in good order before 4:00 P.M. Eastern time on a business day will normally be effective that day.

Market Timing

Frequent, large, or short-term transfers among Sub-Accounts and the Fixed Account, such as those associated with “market timing” transactions, can affect the underlying funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund’s portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our policy owners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the “Market Timing Procedures”). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Sub-Accounts and the Fixed Account that may affect other policy owners or fund shareholders.

In addition, the underlying funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among Sub-Accounts.  While we reserve the right to enforce these policies and procedures, policy owners and other persons with interests under the policies should be aware that we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the funds.

However, under the SEC rules, we are required to: (1) enter into written agreement with each underlying fund or its principal underwriter that obligates us to provide to the underlying fund promptly upon request certain information about the trading activity of individual policy owners, and (2) execute instructions from the underlying fund to restrict or prohibit further purchases or transfers by specific policy owners who violate excessive trading policies established by the underlying funds.

You should be aware that the purchase and redemption orders received by underlying funds generally are “omnibus” orders from intermediaries such as retirement plans or separate accounts to which premium payments and cash values of variable insurance policies are allocated.  The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance policies.  The omnibus nature of these orders may limit the underlying funds’ ability to apply their respective disruptive trading policies and procedures.  We cannot guarantee that the underlying funds (and thus our policy owners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may purchase the underlying funds.  In addition, if an underlying fund believes that an omnibus order we submit may reflect one or more transfer requests from policy owners engaged in disruptive trading activity, the underlying fund may reject the entire omnibus order.

Our Market Timing Procedures detect potential “market timers” by examining the number of transfers made by policy owners within given periods of time. In addition, managers of the funds might contact us if they believe or suspect that there is market timing. If requested by a fund company, we may vary our Market Timing Procedures from Sub-Accounts to Sub-Accounts to comply with specific fund policies and procedures.

We may increase our monitoring of policy owners who we have previously identified as market timers. When applying the parameters used to detect market timers, we will consider multiple contracts owned by the same policy owner if that policy owner has been identified as a market timer. For each policy owner, we will investigate the transfer patterns that meet the parameters being used to detect potential market timers. We will also investigate any patterns of trading behavior identified by the funds that may not have been captured by our Market Timing Procedures.

Once a policy owner has been identified as a “market timer” under our Market Timing Procedures, we will notify the policy owner in writing that future transfers (among the Sub-Accounts and/or the Fixed Account) will be temporarily permitted to be made only by original signature sent to us by U.S. mail, standard delivery for the remainder of the policy year. Overnight delivery or electronic instructions (which may include telephone, facsimile, or Internet instructions) submitted during this period will not be accepted. If overnight delivery or electronic instructions are inadvertently accepted from a policy owner that has been identified as a market timer, upon discovery, we will reverse the transaction within 1 to 2 business days of our discovery. We will impose this “original signature” restriction on that policy owner even if we cannot identify, in the particular circumstances, any harmful effect from that policy owner’s particular transfers.

Policy owners seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect such transfer activity may be limited by operational systems and technological limitations. The identification of policy owners determined to be engaged in such transfer activity that may adversely affect other policy owners or fund shareholders involves judgments that are inherently subjective. We cannot guarantee that our Market Timing Procedures will detect every potential market timer. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the funds. This may result in lower long-term returns for your investments.

Our Market Timing Procedures are applied consistently to all policy owners. An exception for any policy owner will be made only in the event we are required to do so by a court of law. In addition, certain funds available as investment options in your contract may also be available as investment options for owners of other, older life insurance policies issued by us.

Some of these older life insurance policies do not provide a contractual basis for us to restrict or refuse transfers which are suspected to be market timing activity. In addition, because other insurance companies and/or retirement plans may invest in the funds, we cannot guarantee that the funds will not suffer harm from frequent, large, or short-term transfer activity among Sub-Accounts and the Fixed Accounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity, to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). If we modify our Market Timing Procedures, they will be applied uniformly to all policy owners or as applicable to all policy owners with policy values allocated to Sub-Accounts investing in particular underlying funds. We also reserve the right to implement and administer redemption fees imposed by one or more of the funds in the future.

Some of the underlying funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the underlying fund’s investment adviser, the underlying fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected.  To the extent permitted by applicable law, we reserve the right to defer or reject a transfer request at any time that we are unable to purchase or redeem shares of any of the funds in which the Separate Account invests, including any refusal or restriction on purchases or redemptions of the Sub-Account units as a result of the funds’ own policies and procedures on market timing activities.  If a fund refuses to accept a transfer request we have already processed, we will reverse the transaction within 1-2 business days of the day on which we receive notice of the refusal. We will notify you in writing if we have reversed, restricted or refused any of your transfer requests. Some of the underlying funds may also impose redemption fees on short-term trading (i. e., redemptions of underlying fund shares within a certain number of business days after purchase).  We reserve the right to administer and collect any such redemption fees on behalf of the underlying funds.  You should read the prospectuses of the funds for more details on their ability to refuse or restrict purchases or redemptions of their shares.

Optional Sub-Account Allocation Programs

You may elect to participate in programs for Dollar cost averaging or Automatic rebalancing. There is currently no charge for these programs. You may participate in only one program at any time.

Dollar Cost Averaging systematically transfers specified dollar amounts during the first policy year from the Money Market Sub-Account or the Fixed Account. Transfer allocations may be made to one or more of the Sub-Accounts (not the Fixed Account) on a monthly basis. These transfers do not count against the free transfers available. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, you may reduce exposure to market volatility. Dollar cost averaging will not assure a profit or protect against a declining market.

If the owner elects Dollar cost averaging from either the Money Market Sub-Account or the Fixed Account the value in that account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.

If Dollar cost averaging is desired, it must be elected at issue.

Dollar cost averaging terminates automatically:

1)   if the value in the Money Market Sub-Account or the Fixed Account is insufficient to complete the next transfer;

2)  seven calendar days after our Administrative Office receives a request for termination in writing or by telephone, with adequate authentication;

3)  on the first Policy Anniversary; or

4)  if your policy is surrendered or otherwise terminates.

Automatic Rebalancing periodically restores to a pre-determined level the percentage of policy value allocated to the Fixed Account and each Sub-Account. The pre-determined level is the allocation initially selected on the application, until changed by the Owner. Your policy will be issued with Automatic rebalancing. When Automatic rebalancing is in effect, all

Net Premium Payments allocated to the Sub-Accounts and Fixed Account will be subject to Automatic rebalancing.  Transfers among the Sub-Accounts and the Fixed Account as a result of Automatic rebalancing do not count against the number of free transfers available.  Automatic rebalancing provides a method for reestablishing fixed proportions among your allocations to your Sub-Accounts on a systematic basis.  Automatic rebalancing helps to maintain your allocation among market segments, although it entails reducing your policy values allocated to the better performing segments.  Therefore, you should carefully consider market conditions and the investment objectives of each Sub-Account and underlying fund before electing to participate in Automatic rebalancing.

Automatic rebalancing is available only on a quarterly basis. Automatic rebalancing may be terminated, or the allocation may be changed at any time, by contacting our Administrative Office.

Riders

We may offer you riders to your policy from time to time. Riders may alter the benefits or charges in your policyElection of riders may have tax consequences to you. Also, exercising a rider will enhance or restrict the benefits otherwise available under your policy; any such enhancements or restrictions are discussed when the terms of the rider are discussed. (See discussion of each rider in the sub-sections headed “Waiver of Monthly Deduction Rider”, “Change of Insured Rider”, “Estate Tax Repeal Rider”, No-Lapse Enhancement rider”, “Overloan Protection Rider”, and “Premium Reserve Rider”. Consult your financial and tax advisers before adding riders to, or deleting them from, your policy.  Please ask your financial adviser for an illustration that reflects the impact of adding a rider to your policy or deleting a rider form your policy before you make your decision.

Some of the riders discussed below are optional and you must decide whether to apply for those riders.  Optional riders include the Waiver of Monthly Deduction Rider, the Change of Insured Rider, and the Estate Tax Repeal Rider.   The No-Lapse Enhancement Rider, the Premium Reserve Rider, and the Overloan Protection Rider will automatically be included with your policy.

Waiver of Monthly Deduction Rider. If desired, you must select this rider when you initially apply for insurance. Lincoln Life will maintain the death benefit by paying covered monthly deductions during periods of disability. Charges for this rider, if elected, are part of the Monthly Deductions.

Change of Insured Rider. With this rider, you may name a new insured in place of the current insured. Underwriting and policy value requirements must be met. The benefit expires on the anniversary nearest to the current insured’s 65th birthday. There is no separate charge for this rider; however policy charges applicable to the new insured may differ from charges applicable to the current insured. Exercising the Change of Insured Rider is a fully taxable event.

Estate Tax Repeal Rider. If desired, you must select this rider when you initially apply for your insurance policy.  You should discuss with your financial and tax advisers whether, and the extent to which, the benefits of this rider would assist you in reaching your long term financial, estate planning, and other goals.  For example, if you and your financial and tax advisers determined that this policy is to be purchased solely for the purpose of reducing federal estate taxes, you should discuss with your financial and tax advisers what impact possible Congressional action (or inaction) with respect to the federal estate tax may have on your estate or other plans.  There is a one-time $250 charge at issue for this rider.

Underthe Economic Growth and Tax Relief Reconciliation Act of 2001 (H.R. 1836) (“EGTRRA”), the Federal Estate Tax law will be repealed effective on and after January 1, 2010.  However, EGTRRA also provided that this repeal is only temporary, and unless Congress acts by December 31, 2010 (with such action being retroactively effective as of January 1, 2010) to extend the repeal or to make the repeal permanent, the estate tax will be reinstated on January 1, 2011.

This rider gives you the right to cancel your policy for an amount equal to the Surrender Value of the policy plus any applicable Surrender Charge under certain circumstances.  You may exercise your right under this rider to cancel your policy if (i) the EGTRRA repeal of the Federal Estate Tax law is made permanent; or (ii) the temporary repeal expiration date (that is, January 1, 2011) is extended for at least two years beyond January 1, 2011.

Your right to cancel your policy must be exercised within 12 months from the later of (i) January 1, 2010, or (ii) the date in 2010 upon which legislation is enacted and signed into law which either permanently repeals the Federal Estate Tax law or extends for at least two years the temporary repeal expiration date (that is January 1, 2011).

This rider terminates on the earliest of:

1)  one year from the “start date” (which is the later of (i) January 1, 2010, or (ii) the date in 2010 upon which legislation is enacted and signed into law which either permanently repeals the Federal Estate Tax law or extends for at least two years the temporary repeal expiration date (that is January 1, 2011);

2)  December 31, 2010, provided no legislation has been enacted and signed into law which either permanently repeals the Federal Estate Tax law or extends for at least two years the temporary repeal expiration date (that is January 1, 2011) ;

3)  the date you request termination of the rider;

4)  termination of your policy; or

5)  Full Surrender of your policy prior to the start date.

If your policy lapses but is reinstated, the rider will likewise be reinstated, provided such reinstatement occurs before 1), 2), or 3) above.

No-Lapse Enhancement Rider. This rider, which is automatically issued with your policy, provides you with a limited benefit in the event that your policy would otherwise lapse.  It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your cash value. Also, it does not provide any type of market performance guarantee.  The duration of lapse protection provided by this rider will be determined monthly, and will vary based on Net Premium Payments made, interest credited, the amount of any Partial Surrenders, and rates and fees for the rider. Payment of premiums higher than the planned premium and interest credited on net premiums will increase the duration of lapse protection. Partial surrenders and the costs of other riders which have their own charges will reduce the duration of lapse protection.

No-Lapse Protection.  If the Net Accumulation Value under the policy is insufficient to cover the Monthly Deductions, the policy will not lapse as long as three conditions are met:

1)  the rider has not terminated (see subsection headed “Rider Termination” for more information about when the rider terminates);

2)  the rider is providing lapse protection (that is, the period during which lapse protection is provided by the rider – also known as the “duration of lapse protection” – has not ended); and

3)  either the “No-Lapse Value” or the “Reset Account Value”, less any Indebtedness, is greater than zero.

We will automatically issue this rider with your policy. There is no charge for this rider.

The rider consists of the no-lapse value provision (the “No-Lapse Value Provision”) and the reset account value provision (the “Reset Account Value Provision”). Under this rider, your policy will not lapse as long as either the No-Lapse Value or the Reset Account Value, less any Indebtedness, is greater than zero. If both the No-Lapse Value and the Reset Account Value, less any Indebtedness, are zero or less, this rider will not prevent your policy from lapsing. The No-Lapse Value and Reset Account Value are reference values only. If the Net Accumulation Value is insufficient to cover the Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing.

If either the No-Lapse Value Provision or the Reset Account Value Provision of this rider is actively preventing the policy from lapsing, that provision will trigger a death benefit which is different from the death benefit otherwise in effect under the policy. Each provision triggers a different death benefit, as described in more detail below. The change to a death benefit triggered by either provision under this rider is not permanent. If subsequent premium payments create Accumulation Value sufficient to cover the accumulated, if any, as well as current Monthly Deductions, the death benefit triggered by either rider provision will no longer apply, and the death benefit will be restored to the death benefit option in effect under the policy. There is no limit on the number of times we allow death benefits to be restored in this manner. Refer to the section headed “Death Benefits” for more information.

We calculate the No-Lapse Value and Reset Account Value based on a set of rates and fees which are reference rates and reference fees only and are used solely for the purpose of calculating benefits provided by the rider. They will be referred to as the “Reference Rates and Fees”.   The Reference Rates and Fees used for this rider are not charges and fees imposed on your policy and differ from the rates and fees we use to calculate the Accumulation Value of the policy.

Each provision’s value is based on a set of Reference Rates and Fees unique to that provision. The No-Lapse Value Reference Rates and Fees are the No-Lapse Premium Load and No-Lapse Monthly Deduction for a policy month (which includes the No-Lapse Monthly Cost of Insurance, the cost of any additional benefits provided by other riders that have their own charges, and the No-Lapse Monthly Administrative Fee).  The Reset Account Value Reference Rates and Fees are the Reset Account Premium Load and the Reset Account Monthly Deduction for a policy month (which includes the Reset Account Monthly Cost of Insurance, the cost of any additional benefits provided by other riders that have their own charges, and the Reset Account Monthly Administrative Fee).

At the time we issue the policy, we fix the schedules of Reference Rates and Fees for the life of the policy. Refer to the No-Lapse Enhancement Rider form issued with your policy for more information about the actual schedules of Reference Rates and Fees applicable to your policy.

The No-Lapse Value.  On each Monthly Anniversary Day (see section headed “Policy Charges and Fees” for a discussion of “Monthly Anniversary Day”), the No-Lapse Value will be calculated as 1), plus 2), plus 3), minus 4), minus 5), minus 6) where:

1)   is the No-Lapse Value on the preceding Monthly Anniversary Day;

2)   is all Net Premium Payments received since the preceding Monthly Anniversary Day;

3)   is accumulated interest credited to the No-Lapse Value since the preceding Monthly Anniversary Day;

4)   is the amount of any Partial Surrenders (i.e., withdrawals) under the policy since the preceding Monthly Anniversary Day ;

5)   is the the No-Lapse Monthly Deduction for the month following the Monthly Anniversary Day; and

6)   is the Surrender Charge for any Reduction in specified amount on the Monthly Anniversary Day.

Reductions in specified amounts only become effective on the Monthly Anniversary Day on or next following the day on which the reduction is approved (see section headed “Surrender Charges – Reduction in Specified Amount” for further information).

On any day other than a Monthly Anniversary Day, the No-Lapse Value will be the No-Lapse Value as of the preceding Monthly Anniversary Day, plus all Net Premium Payments received since the preceding Monthly Anniversary Day, less Partial Surrenders, plus accumulated interest credited to the No-Lapse Value.

The No-Lapse Value on the Policy Date will be the initial Net Premium Payment received less the No-Lapse Monthly Deduction for the first policy month.

The No-Lapse Monthly Deduction is the No-Lapse Monthly Cost of Insurance, plus the monthly charge, if any, for other riders, and plus the No-Lapse Monthly Administrative Fee.  The No-Lapse Monthly Cost of Insurance and the No-Lapse Monthly Administrative Fee are Reference Rates and Fees only, are not charges and fees imposed on your policy, and are used solely for the purpose of calculating benefits provided by the rider.  These Reference Rates and Fees differ in amount from the policy Cost of Insurance Charge and policy monthly Administrative Fee used to calculate Accumulation Value under your policy.

The Reset Account Value.  On each Monthly Anniversary Day (see section headed “Policy Charges and Fees” for a discussion of “Monthly Anniversary Day”), the Reset Account Value will be calculated as 1), plus 2), plus 3), minus 4), minus 5), minus 6) where:

1)              is the Reset Account Value on the preceding Monthly Anniversary Day;

2)              is all Net Premium Payments received since the preceding Monthly Anniversary Day;

3)              is accumulated interest credited to the Reset Account Value ;

4)              is the amount of any Partial Surrenders (i.e., withdrawals) under the policy since the preceding Monthly Anniversary Day;

5)              is thethe Reset Account Monthly Deduction for the month following the Monthly Anniversary Day; and

6)              is the Surrender Charge for any Reduction in specified amount on the Monthly Anniversary Day.

Reductions in specified amounts only become effective on the Monthly Anniversary Day on or next following the day on which the reduction is approved (see section headed “Surrender Charges – Reduction in Specified Amount” for further information).

On any day other than a Monthly Anniversary Day, the Reset Account Value will be the Reset Account Value as of the preceding Monthly Anniversary Day, plus all Net Premium Payments received since the preceding Monthly Anniversary Day, less Partial Surrenders, plus accumulated interest credited to the Reset Account Value.

The Reset Account Value on the Policy Date will be the initial Net Premium Payment received less the Reset Account Monthly Deduction for the first policy month.

The Reset Account Monthly Deduction is the Reset Account Monthly Cost of Insurance, plus the monthly charge, if any, for other riders, and plus the Reset Account Monthly Administrative Fee.  The Reset Account Monthly Cost of Insurance and the Reset Account Monthly Administrative Fee are Reference Rates and Fees only, are not charges and fees imposed on your policy, and are used solely for the purpose of calculating benefits provided by the rider.  These Reference Rates and Fees differ in amount from the policy Cost of Insurance Charge and policy monthly Administrative Fee used to calculate Accumulation Value under your policy.

On each Policy Anniversary, the Reset Account Value may increase to reflect positive investment performance. If the Reset Account Value on any Policy Anniversary is less than the Accumulation Value on that same policy anniversary, the Reset Account Value will be increased to equal the Accumulation Value. Refer to the No-Lapse Reset Account Provision of the No-Lapse Enhancement Rider attached to your policy.

Death Benefits Under the Policy and the Rider.  You will select a “guaranteed minimum death benefit” on the application for your policy. This Guaranteed Minimum Death Benefit will be used in determining the actual Death Benefit Proceeds provided by the No-Lapse Value Provision of this rider.  The Guaranteed Minimum Death Benefit you select under the provisions of the No-Lapse Enhancement Rider will only affect the Death Benefit Proceeds payable under the terms of this rider if the rider is actively preventing the policy from lapsing.  It will be shown on the policy specifications page.

The initial Guaranteed Minimum Death Benefit you select must be between 70% and 100% of the Initial Specified Amount for the policy. The higher the percentage you select, the higher the ongoing premium payments which will be required to maintain a No-Lapse Value and/or Reset Account Value greater than zero. If the policy specified amount is later decreased below the Guaranteed Minimum Death Benefit, the Guaranteed Minimum Death Benefit will automatically decrease to equal the specified amount as of the same effective date. If the policy specified amount is later increased, the Guaranteed Minimum Death Benefit will not automatically increase.

If the Net Accumulation Value is sufficient to cover the accumulated, if any, and current Monthly Deductions, the death benefit payable will be determined by the death benefit option in effect. Refer to the section headed “Death Benefits” for more information.

If the Net Accumulation Value is insufficient to cover the accumulated, if any, and current Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing. Each provision triggers a different death benefit.

If the No-Lapse Value Provision is actively keeping the policy from lapsing, the death benefit (the “No-Lapse Provision Death Benefit”) is the Guaranteed Minimum Death Benefit less any Indebtedness and less any Partial Surrenders (i.e., withdrawals) received by the policy owner after the date of insured’s death.  This death benefit may be less than the specified amount of the policy.

If the Reset Account Value Provision is actively keeping the policy from lapsing, the death benefit (the “Reset Account Value Provision Death Benefit”) is the greater of:

1)

a) the lesser of

(i)             the current specified amount and

(ii)   Initial specified amount), minus

b)             Indebtedness, and minus

c)              any Partial Surrenders (i.e., withdrawals) received by the policy owner after the date of death; or

2)              an amount equal to the Reset Account Value multiplied by the applicable percentage shown in the corridor percentages table of the policy specifications, less any Indebtedness and less any Partial Surrenders after the date of death.

If the requirements of both of the No-Lapse Value Provision and Reset Account Value Provision are met, the death benefit payable will be the greater death benefit amount triggered by either of the provisions. Refer to the section headed “Death Benefits” for more information.

If this No-Lapse Enhancement Rider prevents the policy from lapsing, and subsequent Premium Payments are made such that the Accumulation Value is sufficient to cover the Monthly Deductions, the death benefit payable will be determined by the death benefit option in effect.  During the period that the rider is preventing the policy from lapsing, the Monthly Deductions under your policy, which consist of the monthly Cost of Insurance Charge, the monthly cost of any riders, and the monthly Administrative Fee, will continue and will be accumulated.  A statement will be sent to you, at least annually, which reflects the accumulated amount of those deductions.  If the rider terminates for any reason, the accumulated and current Monthly Deduction would have to be paid to prevent lapse, and we will send you a notice stating the amount of premiums you would be required to pay to keep your policy in force (see section headed “Lapse and Reinstatement”).

The following examples demonstrate for the policy described below the death benefit under the policy as well as the death benefits calculated under both the No-Lapse Value Provision and the Reset Account Value Provision of the No-Lapse Enhancement Rider.  The column headed “No-Lapse Enhancement Rider Death Benefit” shows the amount of the benefit which would be paid if the Rider were preventing lapse.  That death benefit is the greater of the amounts provided by the No-Lapse Value Provision and the Reset Account Value Provision.

•                  Insured:  Male Standard Non-tobacco, age 55

•                  Specified Amount:  $1,000,000

•                  Annual premium payment:  $18,500 paid annually at or before the beginning of each of the first 30 policy years

•                  No Indebtedness on the policy

•                  Death Benefit Option:  1 (level)

•                  Benefit Selection Option:  Not ElectedAssumed Investment Return:  8.00% gross (7.26% net)

•                  No-Lapse Provision Guaranteed Minimum Death Benefit Percentage = 90% of Initial specified amount

End of Year	Age	Accumulation Value	Policy Death Benefit	No-Lapse Provision Death Benefit	Reset Account Value Provision Death Benefit	No-Lapse Enhancement Rider Death Benefit
10	65	96,229	1,000,000	900,000	1,000,000	1,000,000
20	75	294,510	1,000,000	900,000	1,000,000	1,000,000
30	85	584,424	1,000,000	900,000	—	900,000
40	95	745,856	1,000,000	900,000	—	900,000
50	105	1,114,200	1,114,200	900,000	—	900,000

The above example shows a policy that has sufficient Accumulation Value to remain in force.  Thus, the No-Lapse Enhancement Rider is not needed to prevent the policy in the example above from lapsing.   In this example, the death benefit option selected by the policy owner will determine the amount payable upon the death of the insured.

The example below uses all of the same assumptions as are used for the example above, except for the Assumed Investment Return set forth below:

•                  Assumed Investment Return:  0.00% gross (-0.74% net)

End of Year	Age	Accumulation Value	Policy Death Benefit	No-Lapse Provision Death Benefit	Reset Account Value Provision Death Benefit	No-Lapse Enhancement Rider Death Benefit
10	65	55,201	1,000,000	900,000	1,000,000	1,000,000
20	75	92,217	1,000,000	900,000	1,000,000	1,000,000
25	80	48,650	1,000,000	900,000	1,000,000	1,000,000
30	85	—	—	900,000	—	900,000
40	95	—	—	900,000	—	900,000
50	105	—	—	900,000	—	900,000

The second example shows a policy in which the Accumulation Value declines to 0 in between policy years 25 and 30.  At that point, the No-Lapse Enhancement Rider will keep the policy from lapsing.  The No-Lapse Enhancement Rider Death Benefit is the greater of the No-Lapse Provision Death Benefit and the Reset Account Value Death Benefit.  Therefore, once the rider begins to prevent lapse, it will provide a Guaranteed Minimum Death Benefit of $900,000 (as elected by the policy owner at the time of application for the policy).  In this example, the death benefit provided by the No-Lapse Enhancement Rider is less than the death benefit which would have been payable under the death benefit selected by the policy owner had the Accumulation Value been sufficient to keep the policy in force without the No-Lapse Enhancement Rider.

The No-Lapse Enhancement Rider can provide benefits when your policy’s Accumulation Value is insufficient to prevent a policy lapse, which would otherwise terminate all policy coverage.  Rider benefits can prevent a policy lapse when the policy’s Accumulation Value is reduced by deductions for policy charges and fees, poor investment performance, partial surrenders of Accumulation Value, Indebtedness for Policy Loans, or any combination of these factors.

Automatic Rebalancing Required.  You must maintain Automatic rebalancing in order to keep this rider in effect. Automatic rebalancing will be in effect when the policy is issued. If you discontinue Automatic rebalancing after the policy is issued, this rider will terminate. After this rider terminates, the policy will remain in force only if the Accumulation Value is sufficient to cover the Monthly Deductions. Refer to the section headed “Optional Sub-Account Allocation Programs” for more information about Automatic rebalancing.

We reserve the right to restrict your allocation to certain Sub-Accounts to a maximum of 40% of the policy Accumulation Value in order to keep this rider in effect.  While we currently do not restrict your allocation rights, your policy will include a listing of the Sub-Accounts available as of the Policy Date to which allocation may be so restricted.  The decision to enforce this restriction will be based on an annual review of the Separate Account investments of all owners of this product. If we determine that the investments of all owners are highly concentrated in certain Sub-Accounts, then Sub-Accounts with higher concentrations than anticipated will be subject to the restriction. Any restriction will apply to all owners of this product. If such a restriction is put in place in the future, you will be notified in writing and advised if it is necessary to reallocate the policy Accumulation Value or subsequent Premium Payments among Sub-Accounts which are not subject to the restriction and advised of the steps you will need to take, if any, in order to keep the rider in effect.  We will not reallocate the Accumulation Value to comply with any such restriction except pursuant to your instructions. You may provide instructions for reallocation in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing. If you choose not to reallocate the Accumulation Value of your policy to comply with a Sub-Account restriction, this rider will terminate.  If this rider is actively preventing the policy from lapsing and this rider terminates as a result of the owner’s failure to comply with a Sub-Account restriction, then the policy will lapse.

Duration of No-Lapse Protection.  The duration of the no-lapse coverage will be determined monthly by referencing the No-Lapse Account Value and the Reset Account Value. The duration is determined by projecting the first Monthly Anniversary Day on which future deductions for the rider rates and fees would cause both the No-Lapse Value and Reset Account Value to reach zero. Because the duration is recalculated on a monthly basis, higher Premium Payments and credited interest will increase the duration, while Partial Surrenders and adjustments for rider Reference Rates and Fees will reduce the duration. In general, later Premium Payments are credited with less interest over time, resulting in a lower No-Lapse Value and Reset Account Value, and a shorter duration of no-lapse protection.

The duration of the lapse protection provided by this rider may be reduced if:

1)  premiums or other deposits are not received on or before their due date; or

2)  you initiate any policy change that decreases the No-Lapse Value or Reset Account Value under the policy. These changes include, but are not limited to, Partial Surrenders, Policy Loans, increases in specified amount, and changes in death benefit option.

The Company will determine the duration of the lapse protection based on the situation in 1) and 2) above by recalculating the No-Lapse Value and the Reset Account Value. In general, later Premium Payments are credited with less interest over time, resulting in a lower No-Lapse Value and Reset Account Value. A lower No-Lapse Value or Reset Account Value will reduce the duration of lapse protection. The following example shows the impact of delayed Premium Payments on the duration of lapse protection:

Sample Policy

•                  Insured: Male Standard Non-tobacco, age 55

•                  Specified amount: $1,000,000

•                  Benefit Selection Option:  Not elected

•                  Planned annual premium payment: $13,000

Duration of lapse protection:

1)  if premiums are received on the planned payment date each year: 326 months; or

2)  if premiums are received 30 days after the planned payment date each year: 322 months.

The impact of late Premium Payments on the duration of the lapse protection varies by policy. If both the No-Lapse Value and the Reset Account Value, less any Indebtedness, are zero or less, this rider will not prevent your policy from lapsing. Payment of sufficient additional premiums while this rider remains in force will increase one or both of the values to an amount greater than zero, and the rider will provide lapse protection. You may obtain information about your policy’s current duration of lapse protection and the impact that late Premium Payments may have on that duration by requesting a personalized policy illustration from your financial adviser.

Rider Termination.  This rider and all rights provided under it will terminate automatically upon the earliest of the following:

1)  the insured reaches age 121; or

2)  surrender or other termination of the policy; or

3)  Automatic rebalancing is discontinued; or

4)  an allocation restriction requirement is not met within 61 days of notification to you of such a requirement.

If the policy terminates and is reinstated, this rider will likewise be reinstated unless the rider terminated before the policy terminates.

Benefit Selection Option.  When you apply for the policy, you may elect the Benefit Selection Option.

With this option, you can select a balance between potentially greater Accumulation Value and the death benefit protection provided by the No-Lapse Enhancement Rider.  When considering this option, you should consider the amount of market risk which is appropriate for you and your circumstances.  This option is designed to reduce the charges for the per $1,000 of specified amount monthly administrative expense fee (the “Monthly Administrative Expense Fee”) deducted from your policy and thereby reduce the cost of the death benefit provided by your policy.  Therefore, if you elect to reduce the death benefits provided by this rider by electing a Benefit Selection Option percentage greater than zero, you will reduce the monthly charges deducted from your policy’s accumulation value.

By reducing the monthly charges deducted from your policy’s Accumulation Value, you have the opportunity to have a larger Accumulation Value allocated to the Fixed Account and invested in the Sub-Accounts, but will receive reduced death benefit protection provided by the No-Lapse Enhancement Rider.

When you elect this option, you choose to reduce the benefits provided by the No-Lapse Enhancement Rider in exchange for reduced Monthly Administrative Expense Fees.  The reduced policy Monthly Administrative Expense Fee will be displayed in your policy specifications.  However, when the Benefit Selection Option is elected, your choice of a Benefit Selection Option percentage greater than zero will increase the no-lapse reference per $1,000 of specified amount monthly administrative fees, and, therefore, the premiums which you must pay in order to meet the requirements of the No-Lapse Enhancement Rider will increase.  (Refer to the section headed “No-Lapse Enhancement Rider” for discussion of how Rider values are calculated.)  The higher the percentage you select for the Benefit Selection Option, the larger the increase in the no-lapse reference per $1,000 of specified amount Monthly Administrative Fees and the higher the premiums you must pay in order to meet the requirements of the Rider.

The following example shows two policies on the same insured. In the first example, the Benefit Selection Option was not elected; and in the second example the Benefit Selection Option was elected:

Male, 55 Year Old, Standard Non-tobacco
Benefit Selection Option	Monthly Administrative Expense Fee	No-Lapse Monthly Administrative Expense Reference Fee	Result
Election: None	$0.5133 per thousand of Specified Amount (higher)	$0.1333 per thousand of Specified Amount (lower)	This option offers the best no-lapse protection available. The price of the protection is reflected in the higher Monthly Administrative Expense Fee.

Election: 100%	$0.0683 per thousand of Specified Amount (lower)	$0.2333 per thousand of Specified Amount (higher)

This option offers the least amount of no-lapse protection.  The Monthly Administrative Expense Fee is reduced in exchange.  Therefore, this option allows more money to be invested in the Sub-Accounts or allocated to the Fixed Account.  However, the premiums which you must pay in order to satisfy the no-lapse requirements of the rider will increase.

You elect this option by selecting a percentage from 1 to 100%. This election must be made at Policy issue and is irrevocable.  The impact of selecting a Benefit Selection Option percentage greater than zero on your policy is best shown in an illustration.  Please ask your registered representative for illustrations which demonstrate the impact of electing various Benefit Selection Option percentages greater than zero.

If elected, the percentage you select under this option will be shown in your policy specifications.  Once your policy is issued with the Benefit Selection Option, you may not change the percentage you selected nor may you terminate your election.

Overloan Protection Rider.  If this rider is issued with your policy, you meet the requirements as described in this rider and have elected this benefit, your policy will not lapse solely based on Indebtedness exceeding the Accumulation Value less the Surrender Charges. It is a limited benefit, in that it does not provide any additional death benefit or any increase in Accumulation Value. Also, it does not provide any type of market performance guarantee.

There is no charge for adding this rider to your policy. However, if you choose to elect this benefit, there is a one-time charge which will not exceed 5.0% of the then current Accumulation Value. Once you elect the benefit, certain provisions of your policy will be impacted as described in the rider.

Premium Reserve Rider.  We will automatically issue this rider with your policy.  The rider allows you to pay premiums in addition to those you plan to pay for your policy and to have such amounts accumulate in the same manner as if they had been allocated to your policy without, as detailed in the rider, being subject to all charges and expenses of your policy.  For example, this rider can be used to fund future Premium Payments if needed while retaining the flexibility to withdraw such funds from the rider without reducing the Policy’s Specified Amount (or being subject to withdrawal fees or Surrender Charges) in the event the funds are not needed due to favorable investment performance.  Premiums allocated to the Premium Reserve Rider do not increase the policy’s Accumulation Value and, therefore, will not decrease the Net Amount at Risk.  Since the Net Amount at Risk will not be reduced, current Cost of Insurance Charges will not be reduced.  However, the Policy’s death benefit will be increased by the Premium Reserve Rider Accumulation Value less Indebtedness.  The Premium Reserve Rider Accumulation Value is the sum of the (i) values of sub-accounts created for the rider which, but for having been created specifically for the rider, are in all other respects identical to the Sub-Accounts (the “Premium Reserve Rider Sub-Accounts”), (ii) values held in the portion of the Fixed Account created specifically for the rider (the “Premium Reserve Rider Fixed Account”), and values held in the Premium Reserve Rider Loan Account (see section headed “Policy Loans” for a discussion of borrowing against the Premium Reserve Rider Accumulation Value).

A premium load of 4.0% (known as the Premium Reserve Rider Premium Load) will be deducted from each amount allocated to this rider.

Net Premium Reserve Rider premiums will be allocated to the Premium Reserve Rider Sub-Accounts and/or the Premium Reserve Rider Fixed Account using the same premium allocation instruction that you have provided to us for allocating premiums which you direct to your policy.

Calculations of the values of the Premium Reserve Rider Sub-Accounts apply the same daily mortality and expense risk charge as would have been deducted if the premiums had been allocated to your policy; however, the Monthly Deductions for your policy, which include  the amount of the Cost of Insurance Charge and the Administrative Fee, and charges for riders to your policy other than this rider will not be reflected.

You may request us to transfer all or part of the Premium Reserve Rider’s Accumulation Value to your policy at any time.

Transfers of the Premium Reserve Rider Accumulation Value to your policy are subject to a deduction of 3.0% from each amount transferred (the 3.0% charge is called the Premium Reserve Rider Transfer Load) if such transfers are made (either automatically, as discussed below, or at your request) in the first ten policy years.  The Premium Reserve Rider Transfer Load is imposed by the Company if Premium Reserve Rider Accumulation Value is transferred to the policy during the first 10 policy years.  This charge is made to help cover the costs associated with providing the increased policy benefits created as a result of the increased policy values.

You may also request that part (or all) of the Premium Reserve Rider’s Net Accumulation Value (that is, the Premium Reserve Rider Accumulation Value less the amount of the Premium Reserve Rider Loan Account and any interest accrued on the Premium Reserve Rider Loan Account but not deducted) be paid to you in cash, and no Surrender Charge or other fee will be deducted from the amount paid to you.  We limit the amount of the Premium Reserve Rider’s Net Accumulation Value available to be withdrawn to the extent the policy’s Net Accumulation Value does not cover the policy’s Surrender Charges at the time of the withdrawal.  Upon Full Surrender of the policy, if the policy’s Net Accumulation Value does not cover the policy’s Surrender Charges, any shortfall will be deducted from any available Premium Reserve Rider Net Accumulation Value.

No other policy charges or fees will be deducted from the amount allocated to the Premium Reserve Rider.

In addition, after policy year 10, subject to certain limitations (which relate to meeting the requirement that sufficient value remains to maintain the duration of lapse protection provided under the No-Lapse Enhancement Rider until the insured reaches age 121 – see section headed “No-Lapse Enhancement Rider”), you may request transfers from the policy’s Net Accumulation Value to the Premium Reserve Rider for allocation to the Premium Reserve Rider’s Sub-Accounts and Fixed Account.  Transfers between the policy and the rider will not be counted against the number of free transfers permitted by the policy.

The rider provides for the automatic transfer of the entire Premium Reserve Rider Accumulation Value to the policy in the event

1)              the Net Accumulation Value under your policy is insufficient to maintain your policy in force and the No-Lapse Enhancement Rider described above is not at the time preventing your policy from lapsing; and

2)              you do not pay at least the amount set forth in the lapse notice and your payment is not received by us before the end of the Grace Period.

If the Premium Reserve Rider Accumulation Value (less the Premium Reserve Rider Transfer Load of 3.0% if the transfer is made during the first 10 policy years) on the day the Grace Period ends is insufficient to meet the amount then due, your policy will lapse without value.

If this rider is in force at the time you request a loan on or Partial Surrender of your policy, any such loan or Partial Surrender will be made first from any Premium Reserve Rider Accumulation Value and when the Premium Reserve Rider Accumulation Value is reduced to zero, then from the Accumulation Value of your policy. Loan interest will be charged and credited to any Premium Reserve Rider loans on the same basis as the policy.  Please refer to the section headed “Policy Loans” for a more detailed discussion of Policy Loans, including interest charged on Policy Loans.

In the event of the death of the insured while the rider is in force, any Premium Reserve Rider Accumulation Value less Indebtedness on the date of death will be added to the death benefit if Death Benefit Option 1 is in force and will be added to the policy’s Accumulation Value less Indebtedness on the date of death if Death Benefit Option 2 is in force.  If the death benefit is paid pursuant to the No-Lapse Enhancement Rider, the Premium Reserve Rider Accumulation Value less Indebtedness will be added to the death benefit payable under that rider.

The Premium Reserve Rider will terminate at the earlier of the date your policy terminates; the date the entire Premium Reserve Rider Accumulation Value is automatically transferred to your policy to maintain your policy in force; or your written request to terminate the rider is received.  Once terminated, the rider may not be reinstated, and no further Premium Payments may be allocated to it.

Finally, the amount of premiums you may pay, whether you direct them to your policy or to your Premium Reserve Rider are subject to limits which are discussed in the Tax Issues section of the prospectus.

As with your policy, you bear the risk that the investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated.  Adverse investment results will impact the Premium Reserve Rider Accumulation Value and, therefore, the amount of rider accumulation value which may be available to prevent your policy from lapsing or for providing policy benefits.

The Premium Reserve Rider, as discussed above, can help provide additional protection against lapse of your policy.  The Premium Reserve Rider Accumulation Value generated by the additional premiums you pay to the rider may be transferred to the policy either through (i) your voluntarily requesting us to transfer available Premium Reserve Rider Accumulation Value to the policy in the amount needed to prevent lapse (because, for example, you do not have the funds outside of the policy to make the premium payment required to keep the policy in force), or (ii) the rider’s provision for automatically transferring all available Premium Reserve Rider Accumulation Value to the policy should those values be needed to prevent lapse of the policy (because, for example, the payment you do make either is less than the amount requested or is not received by the time set by the terms of the policy).  However, as noted above, if such values are transferred pursuant to the Premium Reserve Rider’s automatic transfer provision, the Premium Reserve Rider will terminate, and the policy owner will permanently lose the ability to allocate any future premium payments to the rider.

As a hypothetical example of how the Premium Reserve Rider might help prevent lapse of your policy, assume that you have had your policy for 11 years and that you have allocated additional premiums to the rider so that your Premium Reserve Rider Accumulation Value at the end of policy year 11 is $25,000.   Further assume that the No-Lapse Enhancement Rider is no longer preventing your policy from lapsing, that the premium required to maintain your policy in force that is due at the beginning of policy year 12 is $15,000, and that you have decided that you wish to minimize your current cash outlays.  If you do not pay the $15,000 premium, you will receive a lapse notice which will tell you that you need to make a premium payment of $15,000 to your policy.  If you wish, you could request (before the end of the Grace Period) that we transfer $15,000 of the Premium Reserve Rider Accumulation Value to the policy.  If you do not so request, we will automatically transfer the entire Premium Reserve Rider Accumulation Value of $25,000 to the policy (and your Premium Reserve Rider will terminate).   In this example, the transfer of $15,000 from your Premium Reserve Rider Accumulation Value to your policy will avoid lapse of the policy.

As a further hypothetical example, again assume that you have had your policy for 11 years but that you have allocated fewer additional premiums to the rider so that your Premium Reserve Rider Accumulation Value is $10,000. Continuing the assumption that the No-Lapse Enhancement Rider is no longer preventing your policy from lapsing, that the premium required to maintain your policy in force that is due at the beginning of policy year 12 is $15,000, and that you wish to minimize your current cash outlays, your Premium Reserve Rider Accumulation Value would provide (either by transfer at your specific request or through automatic transfer) $10,000 towards the premium due.  But in this example, you would have to then pay the balance of the premium due, that is $5,000, to us from your savings or from another source outside of the policy to avoid lapse of your policy.

You should discuss with your financial adviser the needs which purchasing the policy will meet, including the need to provide to beneficiaries a guaranteed death benefit which does not depend upon growth of the policy’s Accumulation Value.  Policy illustrations, which the financial adviser can prepare, will help determine the amount of premiums which should be allocated to paying the costs of the policy for the death benefit you need.  Once that need for a guaranteed death benefit is met and premium requirements determined, the policy owner then could consider whether to allocate additional funds to the Rider.

You should carefully weigh the balance between allocating premiums to the policy and premiums to the rider.  Premiums allocated to the Premium Reserve Rider may be withdrawn without reducing the specified amount (which might be the case if those premiums had been allocated to the policy).  In addition, premiums allocated to the rider initially are charged only with the 4.0% Premium Reserve Rider Premium Load and will only be charged the 3.0% Premium Reserve Rider Transfer Load if transfers are voluntarily made during the first 10 policy years (or are automatically transferred to help prevent policy lapse).  And premiums allocated to the rider become part of the Premium Reserve Rider Accumulation Value and that value (less any Indebtedness) would be paid upon the death of the insured in addition to the death benefit paid

However, premiums allocated to the rider do not increase the policy’s Accumulation Value and, therefore, would not reduce the Cost of Insurance Charges.  An illustration can show the impact that paying a higher level of premiums would have on the policy’s Cost of Insurance Charges: that is as Accumulation Values in the policy increase (through positive investment results and/or allocating more premiums to the policy), the Net Amount at Risk (that is, the difference between the death benefit and the Accumulation Value) will decrease, thereby decreasing the Cost of Insurance Charges.   Decreasing policy charges increases the amount of policy Accumulation Value available for allocation to the Sub-Accounts, and thereby increases the amount available for investment, subject to your tolerance for risk.

Your financial adviser can prepare illustrations which would reflect the potential impact that different allocations of premium between the policy and the Premium Reserve Rider might have, as well as illustrate the impact rates of return selected by you might have on the policy’s benefits and the Premium Reserve Rider Accumulation Value.

Continuation of Coverage

If the insured is still living at age 121, and the policy is still in force and has not been surrendered, the policy will remain in force until surrender or death of the insured. There are certain changes that will take place:

1)  we will no longer accept Premium Payments;

2)  we will make no further deductions;

3)  policy values held in the Separate Account will be transferred to the Fixed Account;

4)  we will continue to credit interest to the Fixed Account; and

5)  we will no longer transfer amounts to the Sub-Accounts.

However, loan interest will continue to accrue. Your election of a percentage greater than zero under the Benefit Selection Option will have no effect upon the death benefit provided under the Continuation of Coverage provision.

Termination of Coverage

All policy coverage terminates on the earliest of:

1)  Full Surrender of the policy;

2)  death of the insured; or

3)  failure to pay the necessary amount of premium to keep your policy in force.

State Regulation

New York regulations will govern whether or not certain features, riders, charges and fees will be allowed in your policy.

PREMIUMS

You may select and vary the frequency and the amount of Premium Payments and the allocation of Net Premium Payments. After the initial Premium Payment is made there is no minimum premium required, except to keep the policy in force. Premiums may be paid any time before the insured attains age 121.

The initial premium must be paid for policy coverage to be effective.

Allocation of Net Premium Payments

Your “Net Premium Payment” is the portion of a Premium Payment remaining after deduction of the Premium Load. The Net Premium Payment is available for allocation to the Sub-Accounts or the Fixed Account.

You first designate the allocation of Net Premium Payments among the Sub-Accounts and Fixed Account on a form provided by us for that purpose. Subsequent Net Premium Payments will be allocated on the same basis unless we are instructed otherwise, in writing. You may change the allocation of Net Premium Payments among the Sub-Accounts and Fixed Account at any time. The amount of Net Premium Payments allocated to the Sub-Accounts and Fixed Account must be in whole percentages and must total 100%. We credit Net Premium Payments to your policy as of the end of the “Valuation Period” in which it is received at our Administrative Office. The end of the Valuation Period is 4:00 P.M., Eastern Time, unless the New York Stock Exchange closes earlier.

The Valuation Period is the time between “Valuation Days”. A Valuation Day is every day on which the New York Stock Exchange is open and trading is unrestricted. Your policy values are calculated on every Valuation Day.

Planned Premiums; Additional Premiums

Planned premiums are the amount of periodic premium (as shown in the policy specifications) you choose to pay the Company on a scheduled basis. This is the amount for which we send a premium reminder notice. Premium Payments may be billed annually, semi-annually, or quarterly. You may arrange for monthly pre-authorized automatic premium payments at any time.

In addition to any planned premium, you may make additional Premium Payments. These additional payments must be sent directly to our Administrative Office, and will be credited when received by us.

You should remain cognizant that the amount and timing of your Premium Payments will have an impact on your policy benefits.

Amount of premium payments:  For example, if you pay a premium in an amount higher than the premium you planned to pay, the additional amount would be available for allocation to the Sub-Accounts and the Fixed Account.   Those additional amounts could, depending upon investment results to the extent you allocate the additional amount to the Sub-Accounts, create additional policy values.  Generally, if additional policy values were created, those additional policy values could, depending upon the death benefit option you choose (see section headed “Death Benefits” for further information on choice of death benefit options), provide additional benefits upon the death of the insured and additional value against which a loan on the policy could be made. In addition, those potential additional policy values could reduce the deductions from your policy values for Cost of Insurance Charges (this may occur because the policy’s Net Amount at Risk may be lower– see section headed “Cost of Insurance Charge” for discussion of Cost of Insurance Charges).

Conversely, if you pay less premium than planned, smaller amounts would be available to be allocated to the Sub-Accounts and the Fixed Accounts.  Those smaller amounts could, depending upon investment results to the extent you allocate Premium Payments to the Sub-Accounts, result in smaller policy values.  In addition, those potentially smaller policy values could increase deductions from those policy values for Cost of Insurance Charges (by increasing the policy’s Net Amount at Risk – see section headed “Cost of Insurance Charge” for discussion of Cost of Insurance Charges).

Investment results, as noted above, will also determine the extent to which policy values are created.  Positive investment results would increase the potential for additional policy values, while negative investment results would decrease the potential for additional policy values.

In addition, policy charges which are asset based, such as the mortality and expense risk charge, would increase as policy values increase and would, thereby, reduce the potential for additional policy values.  Conversely, those asset-based policy charges would decrease as policy values decrease and would, thereby, reduce the amounts deducted from policy values.

However, the amount of premium you can pay for your policy are subject to limits which are discussed in the Tax Issues section of the prospectus.  In addition, the amount of premiums you may pay also may be limited as discussed later in this section.

Timing of premium payments:   Making a Premium Payment earlier than you planned to make the payment would make that additional amount available for allocations to the

Sub-Accounts and the Fixed Account sooner than planned, and could, depending upon investment results to the extent you allocate the earlier Premium Payment to the Sub-Accounts, create additional policy values, in part because your premiums would be available for investment earlier than you had planned.

Conversely, making a Premium Payment later than you planned to make the payment would make that amount available for allocation to the Sub-Accounts and the Fixed Account later than planned, and could, depending upon investment results to the extent you allocate the later Premium Payment to the Sub-Accounts, result in smaller policy values, in part because your premiums would be available for investment later than you had planned.

Investment results, as noted above, will also determine the extent to which policy values are created.  Positive investment results would increase the potential for additional policy values, while negative investment results would decrease the potential for additional policy values.

Please ask your financial adviser for an illustration which would demonstrate the impact the amount and timing of your premium payments may have on your policy.

Unless you specifically direct otherwise, any payment received (other than any Premium Payment necessary to prevent, or cure, policy lapse) will be applied as premium and will not repay any outstanding loans. There is no Premium Load on any payment which you specifically direct as repayment of an outstanding loan.

You may increase planned premiums, or pay additional premiums, subject to the certain limitations. We reserve the right to limit the amount or frequency of additional Premium Payments.

We may require evidence of insurability if any payment of additional premium (including planned premium) would increase the difference between the specified amount and the Accumulation Value. If we are unwilling to accept the risk, your increase in premium will be refunded without interest.

We may decline any additional premium (including planned premium) or a portion of a premium that would cause total Premium Payments to exceed the limit for life insurance under federal tax laws. Our test for whether or not your policy exceeds the limit is referred to as the guideline premium test. The excess amount of premium will be returned to you. We may accept alternate instructions from you to prevent your policy from becoming a MEC (Modified Endowment Contract). Refer to the section headed “Tax Issues” for more information.

Policy Values

Policy value in your variable life insurance policy is called the Accumulation Value.

The Accumulation Value equals the sum of the Fixed Account value, the Separate Account value, and the Loan Account value. At any point in time, the Accumulation Value reflects:

1)  Net Premium Payments made;

2)  the amount of any Partial Surrenders;

3)  any increases or decreases as a result of market performance of the Sub-Accounts;

4)  interest credited to the Fixed Account or the Loan Account;

5)  Additional Bonus Credits on Net Accumulation Value in Fixed Account and the Sub-Accounts beginning in policy year 21; and

6)  all charges and fees deducted.

The Separate Account Value, if any, is the portion of the Accumulation Value attributable to the Separate Account. The value is equal to the sum of the current values of all the Sub-Accounts in which you have invested. This is also referred to as the variable accumulation value.

A unit of measure used in the calculation of the value of each Sub-Account is the Variable Accumulation Unit. It may increase or decrease from one Valuation Period to the next. The Variable Accumulation Unit Value for a Sub-Account for a Valuation Period is determined as follows:

1)   the total value of fund shares held in the Sub-Account is calculated by multiplying the number of fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the fund at the end of the Valuation Period, and adding any dividend or other distribution of the fund made during the Valuation Period; minus

2)   the liabilities of the Sub-Account at the end of the Valuation Period. Such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that we determine result from the operations of the Separate Account; and

3)   the result of (1) minus (2) is divided by the number of Variable Accumulation Units for that Sub-Account outstanding at the beginning of the Valuation Period.

In certain circumstances, and when permitted by law, we may use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.

The daily charge imposed on a Sub-Account for any Valuation Period is equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the Valuation Period.

The Fixed Account Value, if any, reflects amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or Partial Surrenders. We guarantee the Fixed Account value. Interest is credited daily on the Fixed Account value at the greater of a rate of 0.00809863% (equivalent to a compounded annual rate of 3. 0%) or a higher rate determined by the Company.

The Loan Account Value, if any, reflects any outstanding Policy Loans, including any interest charged on the loans. This amount is held in the Company’s General Account. We do not guarantee the Loan Account value. Interest is credited on the Loan Account at an effective annual rate of 4.0% in all years.

The Net Accumulation Value is the Accumulation Value less the Loan Account value. It represents the net value of your policy and is the basis for calculating the Surrender Value.

We will tell you at least annually the Accumulation Value, the number of Variable Accumulation Units credited to your policy, current Accumulation Unit Values, Sub-Account values, the Fixed Account Value and the Loan Account Value. We strongly suggest that you review your statements to determine whether additional Premium Payments may be necessary to avoid lapse of your policy.

Additional Bonus Credits

On each Monthly Anniversary Day beginning with the first Monthly Anniversary Day in policy year 21, we will make a “additional bonus credits” to Net Accumulation Values in each Sub-Account and the Fixed Account at an annual rate guaranteed to be not less than 0.15% of the values in each Sub-Account and the Fixed Account on the Monthly Anniversary Day.  In the event that you have allocated Premium Payments to the Premium Reserve Rider, beginning with the first Monthly Anniversary Day in policy year 21, Additional Bonus Credits, calculated as described above, will be credited to the Premium Reserve Rider Net Accumulation Value.    Additional Bonus Credits are based on reduced costs in later policy years that we can pass on to policies that are still in force.  Our payment of the Additional Bonus Credits will not increase or otherwise affect the charges and expenses of your policy or any policy riders.

DEATH BENEFITS

The “Death Benefit Proceeds” is the amount payable to the beneficiary upon the death of the insured, based upon the death benefit option in effect. Loans, loan interest, Partial Surrenders, and overdue charges (such as Monthly Deductions), if any, are deducted from the Death Benefit Proceeds prior to payment. Riders, including the No-Lapse Enhancement Rider and the Premium Reserve Rider, may impact the amount payable as Death Benefit Proceeds in your policy.  The Guaranteed Minimum Death Benefit that you select under the provisions of the No-Lapse Enhancement Rider will only affect the Death Benefit Proceeds while the rider’s No-Lapse Provision is actively preventing the policy from lapsing.  As discussed in more detail in the “Riders” section of this prospectus, the No-Lapse Enhancement Rider may provide a death benefit which differs from that paid under the policy.  The Premium Reserve Rider Accumulation Value, if any, less any Indebtedness under the Premium Reserve Rider, will be added to the policy’s Death Benefit Proceeds.  If the policy’s death benefit is paid pursuant to the terms of the No-Lapse Enhancement Rider, the Premium Reserve Rider Accumulation Value, if any, less any Indebtedness under the Premium Reserve Rider, will be added to the death benefit payable under the terms of that rider.

Death Benefit Proceeds

The Death Benefit Proceeds payable upon the death of the insured will be the greater of:

1)  the amount determined by the death benefit option in effect on the date of the death of the insured, less any indebtedness; or

2)  an amount equal to the Accumulation Value on the date of death multiplied by the applicable percentage shown in the Corridor Percentages Table in the policy specifications, less any Indebtedness.

Death Benefit Options

Two different death benefit options are available. You may choose the death benefit option at the time you apply for your policy.  If you do not choose a death benefit option at that time, death benefit option 1 will apply.  (See discussion under heading “Changes to the Initial Specified Amount and Death Benefit Options” for details as to changes you are permitted to make in your choice of death benefit option after your policy has been issued.)

The following table provides more information about the death benefit options.

Option	Death Benefit Proceeds Equal to the	Variability

1	Specified amount (a minimum of $100,000) level death benefit on the date of the insured’s death, less any Partial Surrenders after the date of death	None; level death benefit.

2	Sum of the specified amount plus the Net Accumulation Value as of the date of the insured’s death, less any Partial Surrenders after the date of death.	May increase or decrease over time, depending on the amount of premium paid and the investment performance of the Sub-Accounts or the interest credited to the Fixed Account.

If for any reason the owner does not elect a particular death benefit option, Option 1 will apply.

Your choice of Death Benefit Option will impact the Cost of Insurance Charge because the Cost of Insurance Charge is based upon the “Net Amount at Risk”.  The Net Amount at Risk for your policy is the difference between the specified amount and the Accumulation Value of your policy.  Therefore, for example, if you choose Death Benefit Option 1, and if your policy Accumulation Value increases (because of positive investment results), your Cost of Insurance Charge will be less than if your policy Accumulation Value did not increase or declined.  (See section headed “Cost of Insurance” for discussion of Cost of Insurance Charges.)

The death benefit payable under any of the death benefit options will also be reduced by the amount necessary to repay the Indebtedness in full and, if the policy is within the Grace Period, any payment required to keep the policy in force.

Partial Surrenders may also reduce the death benefit payable under any of the death benefit options (See section headed “Policy Surrenders—Partial Surrender” for details as to the impact a Partial Surrender will have on the death benefit payable under each option.)

Changes to the Initial Specified Amount and Death Benefit Options

Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the specified amount. The minimum specified amount is currently $100,000.

A Partial Surrender may reduce the specified amount.  If the specified amount is reduced as a result of a Partial Surrender, the death benefit may also be reduced.  (See section headed “Policy Surrenders—Partial Surrender” for details as to the impact a Partial Surrender may have on the specified amount.)

The death benefit option may be changed by the Owner, subject to our consent, as long as the policy is in force.

You must submit all requests for a to Death Benefit Option 1 and changes in the specified amount in writing to our Administrative Office. The minimum increase in specified amount currently permitted is $1,000. If you request a change, a supplemental application and evidence of insurability must also be submitted to us.

Option change	Impact

2 to 1	The specified amount will be increased by the Accumulation Value as of the effective date of change.

A Surrender Charge may apply to a Reduction in specified amount. Please refer to the Surrender Charges section of this prospectus for more information on conditions that would cause a Surrender Charge to be applied. A table of Surrender Charges is included in each policy.

Any Reductions in specified amount will be made against the Initial specified amount and any later increase in the specified amount on a last in, first out basis. Any increase in the specified amount will increase the amount of the Surrender Charge applicable to your policy. Changes in specified amount do not affect the Premium Load as a percentage of premium.

We may decline any request for Reduction in specified amount if, after the change, the specified amount would be less than the minimum specified amount or would reduce the specified amount below the level required to maintain the policy as life insurance for purposes of federal income tax law according to the guideline premium test.

The guideline premium test provides for a maximum amount of premium paid in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, we may increase the policy’s death benefit above the specified amount in order to satisfy the guideline premium test. If the increase in the policy’s death benefit causes an increase in the net amount at risk, charges for the cost of insurance will increase as well.

Any change is effective on the first Monthly Anniversary Day on, or after, the date of approval of the request by Lincoln Life, provided that any increase in cost is either included in a Premium Payment by you or the policy Accumulation Value is sufficient to cover the increased Monthly Deduction. If the Monthly Deduction amount would increase as a result of the change, the changes will be effective on the first Monthly Anniversary Day on which the Accumulation Value is equal to, or greater than, the Monthly Deduction amount.

Payment of Death Benefit Proceeds

Proof of death should be furnished to us at our Administrative Office as soon as possible after the death of the insured. This notification must include a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.

After receipt at our Administrative Office of proof of death of the insured, the Death Benefit Proceeds will ordinarily be paid within seven days. The proceeds will be paid in a lump sum or in accordance with any settlement option selected by the owner or the beneficiary. Payment of the Death Benefit Proceeds may be delayed if your policy is contested or if Separate Account values cannot be determined.

If the recipient of the Death Benefit Proceeds has elected a lump sum settlement and the Death Benefit Proceeds are over $5,000, the proceeds will be placed into an interest-bearing account in the recipient’s name. The SecureLine (Reg. TM) account allows the recipient additional time to decide how to manage the proceeds with the balance earning interest from the day the account is opened.

The SecureLine (Reg. TM) account is a special service that we offer in which your death benefit or surrender proceeds are placed into an interest-bearing account. Instead of mailing you (or the recipient of the proceeds) a check, we will send a checkbook so that you (or the proceeds recipient) will have access to the account simply by writing a check for all or any part of the proceeds. The SecureLine (Reg. TM) account is part of our general account. It is not a bank account, and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the SecureLine (Reg. TM) account.

You (or the recipient of the proceeds) may request that the proceeds be paid in the form of a check rather than receiving the SecureLine (Reg. TM) checkbook.

POLICY SURRENDERS

You may surrender your policy at any time by sending us your policy along with a written request for surrender. If you surrender your policy, all policy coverage will automatically terminate and may not be reinstated. Consult your tax adviser to understand tax consequences of any surrender you are considering.

The Surrender Value of your policy is the amount you can receive by surrendering the policy. The Surrender Value is (i) the Net Accumulation Value (which is your policy’s Accumulation Value less any Indebtedness) less any applicable Surrender Charge, less any accrued loan interest not yet charged, plus (ii) the net accumulation value, if any, of the Premium Reserve Rider (which is the Premium Reserve Rider Accumulation Value less any Indebtedness), less any applicable Surrender Charge and less any accrued loan interest not yet charged.   Policy Indebtedness includes loans under the policy and Premium Reserve Rider Indebtedness includes loans under the Premium Reserve Rider.

Any surrender results in a withdrawal of values from the Sub-Accounts and Fixed Account and from the Premium Reserve Rider Sub-Accounts and Premium Reserve Rider Fixed Account that have values allocated to them. Any surrender from a Sub-Account or from a Premium Reserve Rider Sub-Account will result in the cancellation of Variable Accumulation Units. The cancellation of such units will be based on the Variable Accumulation Unit Value determined at the close of the Valuation Period during which the surrender is effective. Surrender proceeds will generally be paid within seven days of our receipt of your request.

At any time, you may transfer all of the Separate Account Value (and any Premium Reserve Rider Sub-Account and Premium Reserve Rider Fixed Account value) to the Fixed Account.  You may then surrender the policy in exchange for a life insurance policy the values and benefits of which do not depend upon the performance of a separate account.  The new policy will not require the payment of further premiums, and the amount of the death benefit will be equal to what can be purchased on a single premium basis by the surrender value of the policy you are surrendering.  Please contact your financial adviser for an illustration of the policy which you could receive if you decide to exchange your policy.

If you request lump sum surrender and the policy’s surrender value is over $5,000, your surrender proceeds will be placed into a SecureLine (Reg. TM) account in your name. Refer to the description of the SecureLine (Reg. TM) account under the section headed “Death Benefit Proceeds” for more information.

You (or the recipient of the proceeds) may request that the proceeds be paid in the form of a check rather than receiving the SecureLine (Reg. TM) checkbook.

Partial Surrender

You may make a Partial Surrender, withdrawing a portion of your policy values.  You may request a Partial Surrender in writing or electronically, if previously authorized and we consent. The total of all Partial Surrenders may not exceed 90% of the Surrender Value of your policy. We may limit Partial Surrenders to the extent necessary to meet the federal tax law requirements. Each Partial Surrender must be at least $500. Partial Surrenders are subject to other limitations as described below.  If you wish to make a surrender in excess of 90% of the Surrender Value of your policy, you must specifically request a Full Surrender of your policy.  Charges for Full Surrenders will apply (see section headed “Surrender Charges” for a discussion of Surrender Charges).  Your policy’s Surrender Value equals the policy Accumulation Value less any Indebtedness, less any applicable Surrender Charges.  Policy Loans are Indebtedness under your policy and will reduce the Surrender Value available to you.

Partial Surrenders may reduce the Accumulation Value and the specified amount. The amount of the Partial Surrender will be withdrawn first from the Premium Reserve Rider Sub-Accounts and Fixed Account in proportion to their values, and when such values are reduced to zero then from the Sub-Accounts and Fixed Account in proportion to their values.  (See discussion in section headed “Riders–Premium Reserve Rider” for further details.) The effect of Partial Surrenders on the Death Benefit Proceeds depends on the death benefit option in effect at the time of the Partial Surrender.  If Death Benefit Option 1 has been elected, a Partial Surrender will reduce the specified amount as shown in the table below.  If Death Benefit Option 2 has been elected, a Partial Surrender will reduce the Accumulation Value, but not the specified amount.

Partial Surrenders are deducted when the No-Lapse Value and the Reset Account Value of the No-Lapse Enhancement Rider are calculated.  (See discussion in section headed “Riders – No-Lapse Enhancement Rider” for a detailed discussion of how benefits of this rider may be impacted by reductions of these values.)

Death Benefit Option in Effect	Impact of Partial Surrender

1	Will reduce the Accumulation Value and the specified amount will be reduced by the greater of:
	a.	zero; or
	b.	an amount equal to the amount of the Partial Surrender minus the result of [(1) minus (2)] divided by (3) where:
(1)

is an amount equal to the Accumulation Value on the Valuation Day immediately prior to the Partial Surrender multiplied by the applicable percentage shown in the Corridor Percentages Table in the policy specifications;

		(2)	is the specified amount immediately prior to the Partial Surrender; and
		(3)	is the applicable percentage shown in the Corridor Percentages Table in the policy specifications.

2	Will reduce the Accumulation Value, but not the specified amount.

Partial Surrender proceeds will generally be paid within seven days of our receipt of your request.

POLICY LOANS

You may borrow against the Surrender Value of your policy and of the Premium Reserve Rider, if you have allocated premiums to the Rider.  The loan may be for any amount up to 100% of the current Surrender Value. However, we reserve the right to limit the amount of your loan so that total policy Indebtedness (including any Premium Reserve Rider Indebtedness) on the date your loan request is received will not exceed the greater of:

(i)           an amount equal to

(a)         90% of the sum of the Separate Account Value, the Fixed Account Value, and the Loan Account Value of the policy; plus

(b)         (1)  during policy years 1 to 10, 90% of the Premium Reserve Rider Accumulation Value ; or

(2)  during policy years 11 and later, 100% of the Premium Reserve Rider Accumulation Value;

less Surrender Charge (applicable if you had reauested  Full Surrender of your policy on the date yourloan request is received); and

(ii)        75% of the current Surrender Value.

The “Premium Reserve Rider Accumulation Value” equals the sum of the Accumulation Value of (i) the Premium Reserve Rider Sub-Accounts, the Premium Reserve Rider Fixed Account, and (iii) the Premium Reserve Rider Loan Account.  The current surrender value of the policy equals (i) the sum of the Separate Account Value, the Fixed Account Value, and the Loan Account Value of the policy; plus (ii) the Premium Reserve Rider Accumulation Value, if any; minus (iii) Surrender Charge.

If you wish to make a surrender in excess of 90% of the Surrender Value of your policy, you must specifically request a Full Surrender of your policy.  Charges for Full Surrenders will apply (see section headed “Surrender Charges” for a discussion of Surrender Charges).

A loan agreement must be executed and your policy assigned to us free of any other assignments. Outstanding Policy Loans and accrued interest reduce the policy’s death benefit and Accumulation Value.

If you are considering requesting a Policy Loan, please ask your financial adviser for an illustration which would demonstrate not only the amount of the loan which would be available, but the impact that requesting a Policy Loan would have on your policy.

The amount of your loan will be withdrawn first from accumulation values, if any, of the Premium Reserve Rider Sub-Accounts and Fixed Account and then from policy Sub-Accounts and the Fixed Account in proportion to their values. The Premium Reserve Rider Loan Account and the Loan Account are the accounts in which Premium Reserve Rider Indebtedness and policy Indebtedness (which consists of outstanding loans and accrued interest) accrues once it is transferred out of the Premium Reserve Rider Sub-Accounts, the Premium Reserve Rider Fixed Account, the Sub-Accounts, and the Fixed Account, respectively. Amounts transferred to the Loan Account of the policy and of the Premium Reserve Rider do not participate in the performance of the Sub-Accounts or the Fixed Account of either the Premium Reserve Rider or of the policy. Loans, therefore, can affect the policy’s death benefit and Accumulation Value whether or not they are repaid. Interest on Policy Loans (from both the Premium Reserve Rider and the policy) accrues daily at an effective annual rate of 5.0% in years 1-10 and 4.1% thereafter, and is payable once a year in arrears on each Policy Anniversary, or earlier upon Full Surrender or other payment of proceeds of your policy.

The amount of your loan, plus any accrued but unpaid interest, is added to your outstanding Policy Loan balance and any Premium Reserve Rider loan balance. Unless paid in advance, loan interest due will be transferred proportionately from the Sub-Accounts and Fixed Account of the policy and the Premium Reserve Rider, respectively. This amount will be treated as an additional Policy Loan, and added to the Loan Account value of both the policy and the Premium Reserve Rider. Lincoln Life credits interest to the Loan Account Value (of both the Premium Reserve Rider and the policy) at a rate of 4.0% in all years, so the net cost of your Policy Loan is 1.0% in years 1-10 and 0.1% thereafter.

Your outstanding loan balance may be repaid at any time during the lifetime of the insured. The Loan Account will be reduced by the amount of any loan repayment. Any repayment, other than loan interest, will be allocated to the Sub-Accounts and Fixed Account in the same proportion in which Net Premium Payments are currently allocated, unless you instruct otherwise.  When making a payment to us, we will apply your payment as premiums and not loan repayments unless you specifically instruct us otherwise.

If at any time the total Indebtedness against your policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less Surrender Charges, the policy will terminate.  However, you may have a grace period in which to make additional payments to keep your policy in force (see section headed “Lapse and Reinstatement” for a discussion of the Grace Period provision).  In addition, the provisions of the No-Lapse Enhancement Rider may prevent policy termination (see section headed “Riders – No-Lapse Enhancement Rider” for a discussion of when this rider would prevent policy termination).  If the provisions of the No-Lapse Enhancement Rider are not preventing policy termination, the provisions for automatic transfer of any Premium Reserve Rider Accumulation Value less Indebtedness (including interest accrued but not due) may prevent termination (see section headed “Riders – Premium Reserve Rider for a discussion of the provisions of the Premium Reserve Rider relating to transfers of Premium Reserve Rider Accumulation Value to the policy).  If your policy lapses while a loan is outstanding, there may be adverse tax consequences.

LAPSE AND REINSTATEMENT

If at any time

1)              the Net Accumulation Value of the policy is insufficient to pay the accumulated, if any, and current Monthly Deduction, and

2)              the provisions of the No-Lapse Enhancement Rider are not preventing policy termination,

then all policy coverage will terminate. This is referred to as policy lapse.

The Net Accumulation Value may be insufficient:

1)              because it has been exhausted by earlier deductions;

2)              as a result of poor investment performance;

3)              due to Partial Surrenders;

4)              due to Indebtedness for Policy Loans; or

5)              because of a combination of any of these factors.

If we have not received your Premium Payment (or payment of Indebtedness on Policy Loans or any Indebtedness under the Premium Reserve Rider) necessary so that the Net Accumulation Value of your policy is sufficient to pay the accumulated, if any, and current Monthly Deduction amount on a Monthly Anniversary Day, we will send a written notice to you, or any assignee of record. The notice will state the amount of the premium payment (or payment of Indebtedness on Policy Loans and on any Premium Reserve Rider Indebtedness) that must be paid to avoid termination of your policy.

If the amount in the notice is not paid to us within the Grace Period and any Premium Reserve Accumulation Value (less any Premium Reserve Rider Transfer Load and less any Premium Reserve Rider Indebtedness) automatically transferred at the end of the Grace Period is also insufficient to keep the policy in force, then the policy will terminate.  The Grace Period is the later of (a) 31 days after the notice was mailed, and (b) 61 days after the Monthly Anniversary Day on which the Monthly Deduction could not be paid. If the insured dies during the Grace Period, we will deduct any charges due to us from any death benefit that may be payable under the terms of the policy.

No-Lapse Protection

Your policy includes the No-Lapse Enhancement Rider.   This rider provides you with additional protection to prevent a lapse in your policy. If you meet the requirements of this rider, your policy will not lapse, even if the Net Accumulation Value under the policy is insufficient to cover the accumulated, if any, and current Monthly Deductions. It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your cash value. Also, it does not provide any type of market performance guarantee.

We will automatically issue this rider with your policy. There is no charge for this rider.

The rider consists of the No-Lapse Value Provision and the Reset Account Value Provision. Under this rider, your policy will not lapse as long as either the No-Lapse Value or the Reset Account Value, less any Indebtedness, is greater than zero. The No-Lapse Value and Reset Account Value are Reference Rates and Fees only. If the Net Accumulation Value is insufficient to cover the accumulated, if any, and current Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing. Refer to the “No-Lapse Enhancement Rider” section of this prospectus for more information.

Your policy may also include the Overloan Protection Rider. If this rider is issued with your policy, you meet the requirements as described in this rider and have elected this benefit, your policy will not lapse solely based on Indebtedness (under both your policy and the Premium Reserve Rider) exceeding the Accumulation Value less the Surrender Charges. There is no charge for adding this rider to your policy. However, if you choose to elect the benefit, there is a one-time charge which will not exceed 5.0% of the then current Accumulation Value. Once you elect the benefit, certain provisions of your policy will be impacted as described in the rider.

Finally, your policy will include the Premium Reserve Rider.  To the extent that you have allocated Premium Payments to this rider, any rider Accumulation Value may prevent lapse of your policy.  If your policy’s Net Accumulation Value is insufficient to cover the Monthly Deductions, and the provisions of the No-Lapse Enhancement Rider are not preventing policy termination, we will send a written notice to you which will state the amount of the Premium Payment (or payment of Indebtedness on Policy Loans that must be paid to avoid termination of your policy.  If the amount in the notice is not paid to us within the Grace Period, we will automatically transfer to your policy any Premium Reserve Rider Accumulation Value (less any Premium Reserve Rider Transfer Load and less any Premium Reserve Rider Indebtedness) on the day the Grace Period ends.  If after such transfer, your policy’s Net Accumulation Value is sufficient to cover the Monthly Deductions then due, your policy will not lapse.  As with your policy, you bear the risk that investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated.  Adverse investment results will impact the Accumulation Value of the rider and, therefore, the amount of Premium Reserve Rider Accumulation Value which may be available to prevent your policy from lapsing or for providing policy benefits.

Reinstatement of a Lapsed Policy

If your policy has lapsed and the insured has not died since lapse, you may reinstate your policy within five years of the policy lapse date, provided:

1)              it has not been surrendered;

2)              there is an application for reinstatement in writing;

3)              satisfactory evidence of insurability is furnished to us and we agree to accept the risk;

4)              we receive a payment sufficient to keep your policy in force for at least two months; and

5)              any accrued loan interest is paid and any remaining Indebtedness is either paid or reinstated.

The reinstated policy will be effective as of the Monthly Anniversary Day on or next following the date on which we approve your application for reinstatement. Surrender Charges will be reinstated as of the policy year in which your policy lapsed. Your Accumulation Value at reinstatement will be the Net Premium Payment then made less all Monthly Deductions due.

TAX ISSUES

The federal income tax treatment of your policy is complex and sometimes uncertain. The federal income tax rules may vary with your particular circumstances. This discussion does not include all the federal income tax rules that may affect you and your policy and is not intended as tax advice. This discussion also does not address other federal tax consequences, such as estate, gift and generation skipping transfer taxes, or any state and local income, estate and inheritance tax consequences, associated with the policy. You should always consult a tax adviser about the application of tax rules to your individual situation.

Taxation of Life Insurance Contracts in General

Tax Status of the Policy. Section 7702 of the Internal Revenue Code (“Code”) establishes a statutory definition of life insurance for federal tax purposes. We believe that the policy will meet the statutory definition of life insurance under the guideline premium test, which provides for a maximum amount of premium paid depending upon the insured’s age, gender, and risk classification in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, the death benefit payable will generally be excludable from the beneficiary’s gross income, and interest and other income credited will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the death of the insured, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are “adequately diversified” in accordance with Treasury Department regulations, and (2) we, rather than you, are considered the owner of the assets of the Separate Account for federal income tax purposes.

The Code also recognizes a cash value accumulation test, which does not limit premiums paid, but requires the policy to provide a minimum death benefit in relation to the policy value, depending on the insured’s age, gender, and risk classification. We do not apply this test to the policy.

Investments in the Separate Account Must be Diversified. For a policy to be treated as a life insurance contract for federal income tax purposes, the investments of the Separate Account must be “adequately diversified.” IRS regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the policy value over the policy premium payments. Although we do not control the investments of the Sub-Accounts, we expect that the Sub-Accounts will comply with the IRS regulations so that the Separate Account will be considered “adequately diversified.”

Restriction on Investment Options. Federal income tax law limits your right to choose particular investments for the policy. Because the IRS has issued little guidance specifying those limits, the limits are uncertain and your right to allocate policy values among the Sub-Accounts may exceed those limits. If so, you would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the policy without your consent to try to prevent the tax law from considering you as the owner of the assets of the Separate Account.

No Guarantees Regarding Tax Treatment. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your policy will be treated as a life insurance contract for federal income tax purposes and that the tax law will not impose tax on any increase in your policy value until there is a distribution from your policy.

Tax Treatment of Life Insurance Death Benefit Proceeds. In general, the amount of the death benefit payable from a policy because of the death of the insured is excludable from gross income. Certain transfers of the policy for valuable consideration, however, may result in a portion of the death benefit being taxable. If the death benefit is not received in a lump sum and is, instead, applied to one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary’s income and amounts attributable to interest (accruing after the insured’s death) which will be includible in the beneficiary’s income.

Tax Deferral During Accumulation Period. Under existing provisions of the Code, except as described below, any increase in your policy value is generally not taxable to you unless amounts are received (or are deemed to be received) from the policy prior to the insured’s death. If there is a total withdrawal from the policy, the Surrender Value will be includible in your income to the extent the amount received exceeds the “investment in the contract.” (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the Owner.) The “investment in the contract” generally is the aggregate amount of Premium Payments and other consideration paid for the policy, less the aggregate amount received previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the policy constitute income to you depends, in part, upon whether the policy is considered a “Modified Endowment Ccontract” (a “MEC”) for federal income tax purposes.

Policies Which Are MECs

Characterization of a Policy as a MEC. A Modified Endowment Contract (MEC) is a life insurance policy that meets the requirements of Section 7702 and fails the “7-pay test” of 7702A of the Code. A policy will be classified as a MEC if premiums are paid more rapidly than allowed by the “7-pay test”, a test that compares actual paid premium in the first seven years against a pre-determined premium amount as defined in 7702A of the Code. A policy may also be classified as a MEC if it is received in exchange for another policy that is a MEC. In addition, even if the policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a material change of the policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven policy years following the last material change.

Tax Treatment of Withdrawals, Loans, Assignments and Pledges under MECs. If the policy is a MEC, withdrawals from your policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the policy value exceeds the investment in the policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) any portion of your policy value, as a withdrawal of such amount or portion. Your investment in the policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.

Penalty Taxes Payable on Withdrawals. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age 59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy).  None of the penalty tax exceptions apply to a taxpayer who is not an individual.

Special Rules if You Own More than One MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of a withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.

Policies Which Are Not MECs

Tax Treatment of Withdrawals. If the policy is not a MEC, the amount of a withdrawal from the policy will generally be treated first as a non-taxable recovery of Premium Payments and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the policy immediately before the withdrawal.

Certain Distributions Required by the Tax Law in the First 15 Policy Years. Section 7702 places limitations on the amount of Premium Payments that may be made and the policy values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.

Tax Treatment of Loans. If your policy is not a MEC, a loan you receive under the policy is generally treated as your indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the policy remains in force. Nevertheless, in those situations where the interest rate credited to the Loan Account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a policy lapses (or if all policy value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income.

Other Considerations

Insured Lives Past Age 121. If the insured survives beyond the end of the mortality table, which is used to measure charges for the policy and which ends at age 121, and death benefit option 1 is in effect, in some circumstances the policy value may equal or exceed the specified amount level death benefit.  In such cases, we believe your policy will continue to qualify as life insurance for federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the cash value in the year the insured attains age 121.

Compliance with the Tax Law. We believe that the maximum amount of Premium Payments we have determined for the policies will comply with the federal tax definition of life insurance. We will monitor the amount of premium payments.

If at any time you pay a premium that would exceed the amount allowable to permit the policy to continue to qualify as life insurance, we will either refund the excess premium to you within 60 days of the end of the policy year or, if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess premium in a premium deposit fund and apply it to the policy later in accordance with your instructions.  We will credit interest at an annual rate that we may declare from time to time on advance premium deposit funds.

The policy will be allowed to become a MEC under the Code only with your consent.  If you pay a premium that would cause your policy to be deemed a MEC and you do not consent to MEC status for your policy, we will either refund the excess premium to you within 60 days of the end of the policy year, offer you the opportunity to apply for an increase in Death Benefit, or if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess in a premium deposit fund and apply it to the policy on the next, succeeding policy anniversary when the premium no longer causes your policy to be deemed a MEC in accordance with your premium allocation instructions on file at the time the premium is applied.

Any interest and other earnings will be includible in income subject to tax as required by law.

Disallowance of Interest Deductions. Interest on policy loan indebtedness is not deductible.

If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the beneficiary of a policy issued after June 8, 1997, a portion of the interest on Indebtedness unrelated to the policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of an individual who is a 20% owner of the entity, or an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner’s spouse at the time first covered by the policy.

In the case of an “employer-owned life insurance contract” as defined in the tax law that is issued (or deemed to be issued) after August 17, 2006, the portion of the death benefit excludable from gross income generally will be limited to the premiums paid for the contract.  However, this limitation on the death benefit exclusion will not apply if certain notice and consent requirements are satisfied and one of several exceptions is satisfied.  These exceptions include circumstances in which the death benefit is payable to certain heirs of the insured to acquire an ownership interest in a business, or where the contract covers the life of a director or an insured who is “highly compensated” within the meaning of the tax law.  These rules, including the definition of an employer-owned life insurance contract, are complex, and you should consult with your advisers for guidance as to their application.

Federal Income Tax Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

Changes in the Policy or Changes in the Law. Changing the owner, exchanging the policy, and other changes under the policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

Fair Value of Your Policy

It is sometimes necessary for tax and other reasons to determine the “value” of your policy. The value can be measured differently for different purposes. It is not necessarily the same as the Accumulation Value or the Net Accumulation Value. You, as the Owner, should consult with your advisers for guidance as to the appropriate methodology for determining the fair market value of the policy.

Tax Status of Lincoln Life

Under existing federal income tax laws, the Company does not pay tax on investment income and realized capital gains of the Separate Account. However, the Company does expect, to the extent permitted under Federal tax law, to claim the benefit of the foreign tax credit as the owner of the assets of the Separate Account.  Lincoln Life does not expect that it will incur any federal income tax liability on the income and gains earned by the Separate Account.  We, therefore, do not impose a charge for federal income taxes.  If federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a Premium Payment and/or freeze a policy owner’s account. This means we could refuse to honor requests for transfers, withdrawals, surrenders, loans, assignments, beneficiary changes or death benefit payments. Once frozen, monies would be moved from the Separate Account to a segregated interest-bearing account maintained for the policy owner, and held in that account until instructions are received from the appropriate regulator. We also may be required to provide additional information about a policy owner’s account to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of its business, the Company is involved in various pending or threatened legal proceedings arising from the conduct of its business. In some instances, the proceedings include claims for unspecified damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.

After consultation with legal counsel and a review of available facts, it is management’s opinion that the proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting the financial position of the Company, or the financial position of the Separate Account or the Principal Underwriter.  However, given the large and indeterminate amounts sought in certain of these proceedings and the inherent difficulty in predicting the outcome of such legal proceedings, it is possible that an adverse outcome in certain matters could be material to our operating results for any particular reporting period.

FINANCIAL STATEMENTS

The financial statements of the Separate Account, and the financial statements of the Company (formerly known as Jefferson Pilot LifeAmerica Insurance Company), are located in the SAI.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Additional information about Lincoln Life, the Separate Account and your policy may be found in the Statement of Additional Information (SAI).

Contents of the SAI

GENERAL INFORMATION
Lincoln Life
Registration Statement
Changes of Investment Policy
Principal Underwriter
Disaster Plan
Advertising
SERVICES
Independent Registered Public Accounting Firm
Accounting Services
Checkbook Service for Disbursements
Administrative Services
POLICY INFORMATION
Case Exceptions
Assignment
Transfer of Ownership
Beneficiary
Right to Convert Contract
Change of Plan
Settlement Options
Deferment of Payments
Incontestability
Misstatement of Age or Sex
Suicide
PERFORMANCE DATA
FINANCIAL STATEMENTS
Separate Account
Company

The SAI may be obtained, at no cost to you, by contacting our Administrative Office at the address or telephone number listed on the first page of this prospectus. Your SAI will be sent to you via first class mail within three business days of your request. You may make inquiries about your policy to this same address and telephone number.

You may request personalized illustrations of death benefits and policy values from your financial adviser without charge.

You may review or copy this prospectus, the SAI, or obtain other information about the Separate Account at the Securities and Exchange Commission’s Public Reference Room. You should contact the SEC at (202) 551-8090 to obtain information regarding days and hours the reference room is open. You may also view information at the SEC’s Internet site, http://www.sec.gov. Copies of information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-0102.

This prospectus, the funds prospectus, and the SAI are also available on our internet site, www.LFG.com

Lincoln Life Flexible Premium Variable Life Account M

1933 Act Registration No. 333-148917

1940 Act Registration No. 811-08559

End of Prospectus

APPENDIX A

EXAMPLE OF SURRENDER CHARGE CALCULATIONS

The following hypothetical examples demonstrate the impact of Surrender Charges under different scenarios for a male, standard non-tobacco, issue age 45 with an Initial Specified Amount of $1,000,000, no Indebtedness, assumed investment return of 8.00% (7.24% net), and a planned annual premium payment of $15,000 (all amounts shown for the end of each policy year in each of the tables below are in dollars):

1)    Fully surrender the policy at the end of the representative policy years shown:

End of Year	Accumulation Value	Surrender Charge	Surrender Value
1	9,735	26,160	0
10	123,430	11,120	112,310
16	262,565	0	262,565

In the table above, the Surrender Charge at the end of year 1 would be:

a)              26.16 multiplied by

b)             1,000 ($1,000,000 divided by 1,000),

 or $26,160.

2)    Decrease the Initial Specified Amount by $500,000 from $1,000,000  to $500,000 at the end of the representative policy years shown:

End of Year	Surrender Charge
1	6,540
5	5,033
11	0

In the table above, the Surrender Charge at the end of year 1 would be:

a)              26.16 multiplied by

b)             250 ($500,000 minus $250,000 ($1,000,000 multiplied by 25%) divided by 1,000),

or $6,540

•                  In the table above, Surrender Charges were only imposed on that part of the Reduction in Initial Specified Amount which exceeded 25% of the Initial specified amount.  Therefore, only $250,000 of the requested $500,000 Reduction in the Initial Specified Amount is assessed a Surrender Charge.

3)    Increase the specified amount by $500,000 from $1,000,000 to $1,500,000 at the beginning of year 7, at attained age 52, standard non-tobacco, and then Fully Surrender the policy at the end of the representative policy years shown:

End of Year	Accumulation Value	Surrender Charge on Initial $1,000,000 of Specified Amount	Surrender Charge on Additional $500,000 of Specified Amount	Total Surrender Charge	Surrender Value
9	94,754	13,070	13,895	26,965	67,789
12	134,012	6,960	11,045	18,005	116,007
16	198,742	0	6,685	6,685	192,057
21	309,647	0	0	0	309,647

In the table above, the Surrender Charge at the end of year 9 would be:

a)              i)    13.07 multiplied by

ii)   1,000 ($,1,000,000 divided by 1,000), plus

b)             i)    27.79 multiplied by

ii)   500 ($500,000 divided by 1,000),

or $26,965

•                  At the end of year 9 and 12, the Surrender Charge equals the charge on the Initial Specified Amount plus the charge on the additional specified amount.

•                  At the end of year 16, the Surrender Charge for the Initial Specified Amount would have expired.

•                  At the end of year 21, the Surrender Charge for both the Initial and additional specified amount would have expired.

4)    Increase the specified amount by $500,000 from $1,000,000 to $1,500,000 at the beginning of year 7, at attained age 52, standard non-tobacco, and then decrease the specified amount by $900,000 from $1,500,000 to $600,000 at the end of the representative policy years shown:

End of Year	Surrender Charge on Initial $ 1,000,000 of Specified Amount	Surrender Charge on Additional $ 500,000 of Specified Amount	Total Surrender Charge
9	1,961	10,421	12,382
12	0	8,284	8,284
21	0	0	0

In the table above, the Surrender Charge at the end of year 9 would be:

a)              i)   13.07 multiplied by

ii)  150 ($400,000 minus $250,000 ($1,000,000 multiplied by 25%) divided by $1,000), plus

b)             i)   27.79 multiplied by

ii)   375 ($500,000 minus $125,000 ($500,000 multiplied by 25%) divided by 1,000),

or $12,382.

•                  In the table above, Surrender Charges were only imposed on that part of the Reduction in Initial Specified Amount which exceeded 25% of the Initial specified amount and on that part of the reduction of the increase in specified amount which exceeded 25% of the increase in specified amount.  Therefore, only $375,000 of the $500,000 increase in specified amount being surrendered is assessed a Surrender Charge and only $150,000 of the $400,000 of the Initial Specified Amount being reduced is assessed a Surrender Charge.

•                  At the end of year 9, the surrender charge equals the charge on the Initial Specified Amount plus the charge on the additional specified amount.

•                  At the end of year 12, the surrender charge for a decrease on the Initial Specified Amount would have expired after year 10.

•                  At the end of year 21, the surrender charge for a decrease on both the Initial and additional specified amount would have expired after year 17.

Glossary of Terms

Term Defined	Definition

7-pay test	A test that compares actual paid premium in the first seven years against a pre-determined premium amount as defined in 7702A of the Code

Accumulation Value	An amount equal to the sum of the Fixed Account value, the Separate Account value, and the Loan Account Value.

Act	The Investment Company Act of 1940

Additional Bonus Credits

An amount we will credit to Net Accumulation Values in each Sub-Account and the Fixed Account (and to any Net Accumulation Values in the each Premium Reserve Rider Sub-Account and Premium Reserve Rider Fixed Account), beginning with the first Monthly Anniversary Day in policy year 21.

Administrative Fee

The fee which compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

Automatic rebalancing

A program which periodically restores to a pre-determined level the percentage of policy value allocated to the Fixed Account and each Sub-Account. The pre-determined level may changed by the owner by contacting our Administrative Office. Your policy will be issued with automatic rebalancing which must be maintained to keep the No-Lapse Enhancement Rider in effect

Beneficiary	The person designated to receive the Death Benefit Proceeds.

Code	Internal Revenue Code of 1986, as amended

Company, the	Lincoln Life & Annuity Company of New York

Cost of Insurance Charge

The charge which is designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value. It is determined based on our expectation of future mortality, investment earnings, persistency and expenses (including taxes). The Cost of Insurance Charge depends on the policy duration, the age, underwriting category and gender of the insured, and the current Net Amount at Risk.

Death Benefit Option 1	This Option provides a death benefit equal to the specified amount.

Death Benefit Option 2	This Option provides a death benefit equal to the sum of the specified amount plus the Net Accumulation Value as of the date of the insured’s death.

Death Benefit Proceeds

The amount payable to the beneficiary upon the death of the insured, based upon the death benefit option in effect. Loans, loan interest, Partial Surrenders, and overdue charges, if any, are deducted from the Death Benefit Proceeds prior to payment. Riders, including the No-Lapse Enhancement Rider and the Premium Reserve Rider, may impact the amount payable as Death Benefit Proceeds in your policy.

Dollar cost averaging

An optional program which you select at the time you apply for the policy which systematically transfers specified dollar amounts during the first policy year from the Money Market Sub-Account or the Fixed Account to one or more Sub-Accounts.

Estate Tax Repeal

Action by the U. S Congress which enacts into law legislation that extends the estate tax repeal provisions set forth in the Economic Growth and Tax Reconciliation Act of 2001 (H.R. 1836) at least two years beyond January 1, 2011.

Fixed Account	An allocation option under the policy, which is a part of our General Account, to which we credit a guaranteed minimum interest rate.

Fixed Account Value	An amount equal to the value of amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or Partial Surrenders.

Fund (underlying	The mutual fund the shares of which are purchased for all amounts you allocate

fund)	or transfer to a Sub-Account.

Grace Period

The period during which you may make additional premium payments (or repay indebtedness) to prevent policy lapse. That period is the later of (a) 31 days after the notice was mailed, and (b) 61 days after the Monthly Anniversary Day on which the Monthly Deduction could not be paid.

Guaranteed Minimum Death Benefit

The amount you specify on the application for your policy which will be used in determining the actual Death Benefit Proceeds provided by the No-Lapse Enhancement Rider if that rider’s No-Lapse Value Provision is preventing the policy from lapsing.

Guideline Premium Test	A provision of the Code under which the maximum amount of premium paid in relation to the death benefit and a minimum amount of death benefit in relation to policy value is determined.

Indebtedness	The sum of all outstanding loans and accrued interest

Initial Specified Amount	The amount you select on the application as the initial death benefit of the policy. This may not be less than $100,000. The Initial Specified Amount is shown on the policy specifications page.

Jefferson-Pilot	Jefferson-Pilot Corporation

Lapse Notice

Written notice to you (or any assignee of record) that your policy will terminate unless we receive payment of premiums (or payment of Indebtedness on Policy Loans) necessary so that the Net Accumulation Value of your policy is sufficient to pay the accumulated, if any, and current Monthly Deduction amount on a Monthly Anniversary Day . The notice will state the amount of the premium payment (or payment of Indebtedness on Policy Loans) that must be paid to avoid termination of your policy.

LFA	Lincoln Financial Advisors Corporation

LFD	Lincoln Financial Distributors, Inc.

Lincoln Life	Lincoln Life & Annuity Company of New York

LNC	Lincoln National Corporation

Loan Account Value	An amount equal to any outstanding policy loans, including any interest charged on the loans. This amount is held in the Company’s General Account.

M&E	Mortality and Expense Risk Charge

Market Timing Procedures	Policies and procedures from time to time adopted by us as an effort to protect our policy owners and the funds from potentially harmful trading activity.

Merger

The merger of the the former Lincoln Life & Annuity Company of New York into and with Jefferson Pilot LifeAmerica Insurance Company. Jefferson Pilot LifeAmerica Insurance Company changed its name immediately following the merger to Lincoln Life & Annuity Company of New York

Modified Endowment Contract (MEC)

A life insurance policy that meets the requirements of Section 7702 and fails the “7-pay test” of 7702A of the Code. If the policy is a MEC, withdrawals from your policy will be treated first as withdrawals of income and then as a recovery of premium payments.

Monthly Anniversary Day

The Policy Date and the same day of each month thereafter. If the day that would otherwise be a Monthly Anniversary Day is non-existent for that month, or is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day. The Monthly Deductions are made on the Monthly Anniversary Day.

Monthly Deduction	The amount of the monthly charges for the Cost of Insurance Charge, the Administrative Fee, and charges for riders to your policy.

Net Accumulation Value	An amount equal to the Accumulation Value less the Loan Account Value.

Net Amount at Risk	The death benefit minus the greater of zero or the policy value. The Net Amount at Risk may vary with investment performance, premium payment patterns, and charges.

Net Premium	An amount equal to the premium payment, minus the Premium Load.

Payment

Net Premium Reserve Rider Premium	An amount equal to the Premium Reserve Rider Premium less Premium Reserve Rider Load

No-Lapse Enhancement Rider Death Benefit	An amount equal to the greater of the No-Lapse Value Provision Death Benefit and the Reset Account Value Death Benefit.

No-Lapse Monthly Administrative Fee	An amount determined at the time the policy is issued which is used as a reference rate. It differs from the rate used to calculate the Accumulation Value of the policy.

No-Lapse Monthly Cost of Insurance	An amount determined at the time the policy is issued which is used as a reference rate. It differs from the rate used to calculate the Accumulation Value of the policy.

No-Lapse Monthly Deduction	An amount equal to the No-Lapse Monthly Cost of Insurance, plus the cost of any additional benefits provided by rider for the month, and plus the No-Lapse Monthly Administrative Fee.

No-Lapse Provision Death Benefit

An amount equal to the Guaranteed Minimum Death Benefit less any Indebtedness and less any Partial Surrenders (i.e., withdrawals) after the date of death, if the No-Lapse Value Provision is actively keeping the policy from lapsing. The No-Lapse Death Benefit may be less than the specified amount of the policy.

No-Lapse Value

A value based on a set of rates and fees, which are reference rates and fees only fixed for the life of the policy at the time the policy is issued, which determines whether the No-Lapse Value Provision of the No-Lapse Enhancement Rider will prevent the policy from lapsing. These reference rates and fees differ from the rates and fees we use to calculate the Accumulation Value of the policy.

No-Lapse Value Provision	A provision of the No-Lapse Enhancement Rider which will prevent the policy from lapsing if the No-Lapse Value, less any Indebtedness, is greater than zero.

Owner

The person or entity designated in the policy specifications on the date of issue unless a new owner is thereafter named, and we receive written notification of such change. The Owner is entitled to exercise rights and privileges of the policy as long as the insured is living. These rights generally include the power to select the beneficiary, request Policy Loans, make Partial Surrenders, surrender the policy entirely, name a new owner, and assign the policy.

Partial Surrender	A withdrawal a portion of your policy values.

Planned Premium Payment	The amount of periodic premium (as shown in the policy specifications) you have chosen to pay the Company on a scheduled basis. This is the amount for which we send a premium reminder notice.

Policy	Lincoln VULONE2007, a flexible premium variable life insurance contract

Policy Anniversary	The same date (month and day) each Policy Year equal to the Policy Date, or the next Valuation Day if the Policy Anniversary is not a Valuation Day or is nonexistent for the year.

Policy Date	The date on which we begin life insurance coverage

Policy Loan	The amount you have borrowed against the Surrender Value of your policy.

Policy Loan Interest	The charge made by the Company to cover the cost of your borrowing against your policy. Policy Loan Interest will be charged to the Loan Account value.

Policy Termination, Policy Lapse

Occurs when 1) the Net Accumulation Value of the policy is insufficient to pay the accumulated, if any, and current Monthly Deduction, and 2) the provisions of the No-Lapse Enhancement Rider are not preventing Policy Termination, subject to the conditions in the Grace Period provision.

Premium Load	A deduction from each Premium Payment which covers certain policy-related state and federal tax liabilities as well as a portion of the sales expenses incurred by the Company.

Premium Payment	The amount that you pay to us for your policy. You may select and vary the frequency and the amount of Premium Payments. After the Initial Premium

Payment is made there is no minimum premium required, except Premium Payments to keep the policy in force. Premiums may be paid any time before the insured attains age 121.

Premium Reserve Rider Accumulation Value

An amount equal to the sum of the (i) values of Premium Reserve Rider Sub-Accounts, (ii) values held in the Premium Reserve Rider Fixed Account, and (iii) values held in the Premium Reserve Rider Loan Account.

Premium Reserve Rider Fixed Account	The portion of the Fixed Account created specifically for the rider.

Premium Reserve Rider Loan	The amount you have borrowed against the Premium Reserve Rider Accumulation Value.

Premium Reserve Rider Loan Account	An amount equal to any outstanding loans from the Premium Reserve Rider Accumulation Value, including any interest charged on the loans. This amount is held in the Company’s General Account.

Premium Reserve Rider Premium Load	4.0% will be deducted from each amount allocated to this rider.

Premium Reserve Rider Sub-Account	A Sub-account created for the rider which, but for having been created specifically for the rider, is in all other respects identical to the Sub-Account of the same name created for the policy.

Premium Reserve Rider Transfer Load	3.0% will be deducted from each amount transferred from the Premium Reserve Rider Accumulation Value to the policy in the first ten policy years.

Quorum	The number of shares which must be present in person or by proxy in order to transact business at a meeting of shareholders.

Reference Rates and Fees	These are certain assumed charges rates and fees referred to by the No-Lapse Enhancement Rider as “reference rates”.

Reinstatement of Lapsed Policy

The period during which you may apply for reinstatement of your policy. If the insured has not died since lapse, you may apply for reinstatement of your policy within five years of the Policy Lapse date, provided: 1) it has not been surrendered; 2) there is an application for reinstatement in writing; 3) satisfactory evidence of insurability is furnished to us and we agree to accept the risk; 4) we receive a payment sufficient to keep your policy in force for at least two months; and 5) any accrued loan interest is paid and any remaining Indebtedness is either paid or reinstated.

Reset Account Monthly Administrative Fee	An amount determined at the time the policy is issued which is used as a reference rate. It differs from the rate used to calculate the Accumulation Value of the policy.

Reset Account Monthly Cost of Insurance	An amount determined at the time the policy is issued which is used as a reference rate. It differs from the cost of Insurance Charge used to calculate the Accumulation Value of the policy.

Reset Account Monthly Deduction	An amount equal to the Reset Account Monthly Cost of Insurance, plus the cost of any additional benefits provided by rider for the month, plus the Reset Account Monthly Administrative Fee.

Reset Account Value

A value based on a set of rates and fees, which are reference rates and fees only fixed for the life of the policy at the time the policy is issued, which determines whether the Reset Account Value Provision of the No-Lapse Enhancement Rider will prevent the policy from lapsing.

Reset Account Value Provision	A provision of the No-Lapse Enhancement Rider which will prevent the policy from lapsing if the Reset Account Value, less any Indebtedness, is greater than zero.

Reset Account Value Death Benefit

An amount equal to the greater of: 1) the reset death benefit (which is the lesser of the current specified amount and Initial Specified Amount) less IIndebtedness and less any Partial Surrenders (i.e., withdrawals) after the date of death; or 2) an amount equal to the Reset Account Value multiplied by the applicable percentage shown in the corridor percentages table of the policy specifications, less any Indebtedness and less any Partial Surrenders after the date of death, if the Reset Account Value Provision is actively keeping the policy from lapsing.

Right to Examine Period

The period during which the policy may be returned to us for cancellation. It is the later of 45 days after the application is signed or ten days after you receive it (60 days after receipt for policies issued in replacement of other insurance).

SAI	Statement of Additional Information

SEC	The Securities and Exchange Commission

SecureLine ™ Account	A special service that we offer in which death benefit or surrender proceeds are placed into an interest-bearing account.

Separate Account	Lincoln Life & Annuity Flexible Premium Variable Life Account M of Lincoln Life & Annuity Company of New York

Separate Account Value	An amount equal to the value of amounts allocated or transferred to the Sub-Accounts on a Valuation Day. We also refer to this as the Variable Accumulation Value.

Surrender Charge

The charge we may make if you request a Full Surrender of your policy or request a Reduction in Specified Amount of the death benefit. The Surrender Charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of Surrender Charges is included in each policy.

Surrender Value	An amount equal to the Net Accumulation Value less any applicable Surrender Charge, less any accrued loan interest not yet charged

Transfer	Upon the Merger, the Separate Account was transferred intact to the Company.

Valuation Day	Each day on which the New York Stock Exchange is open and trading is unrestricted.

Valuation Period	The time between Valuation Days

Variable Account Value	See Separate Account value

Variable Accumulation Unit	A unit of measure used in the calculation of the value of each Sub-Account

We, Us, Our	Lincoln Life & Annuity Company of New York

 12/4/08

Courtesy Copy

 Marked to reflect changes in response to SEC Comments of December 1, 2008

 Includes changes to conform to AssetEdge

Lincoln Life & Annuity Flexible Premium Variable Life Account M

Lincoln Life & Annuity Company of New York

Home Office Location:

100 Madison Street

Suite 1860

Syracuse, New York 13202

(888) 223-1860

Administrative Office:

Customer Service Center

One Granite Place

Concord, New Hampshire 03301

(800) 444-2363

A Flexible Premium Variable Life Insurance Policy

This prospectus describes Lincoln VULONE2007, a flexible premium variable life insurance contract (the “policy”), offered by Lincoln Life & Annuity Company of New York (“Lincoln Life”, “the Company”, “we”, “us”, “our”). The policy provides for death benefits and policy values that may vary with the performance of the underlying investment options. Read this prospectus carefully to understand the policy being offered.

The policy described in this prospectus is available only in New York.

You, the owner, may allocate net premiums to the variable Sub-Accounts of our Flexible Premium Variable Life Account M (“Separate Account”), or to the Fixed Account. Each Sub-Account invests in shares of a certain fund. Those funds are known as the Elite Series of funds (the “funds”), and such funds are offered by the following fund families. Comprehensive information on the funds may be found in the funds prospectus which is furnished with this prospectus.

•  AllianceBernstein Variable Products Series Fund, Inc.

•  American Century Investments Variable Portfolios, Inc.

•  American Funds Insurance Series

•  Delaware VIP Trust

•  Fidelity Variable Insurance Products

•  Franklin Templeton Variable Insurance Products Trust

•  Lincoln Variable Insurance Products Trust

•  MFS ® Variable Insurance Trust

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Additional information on Lincoln Life, the Separate Account and this policy may be found in the Statement of Additional Information (the “SAI”). See the last page of this prospectus for information on how you may obtain the SAI.

To be valid, this prospectus must have the current funds’ prospectuses with it.  Keep all prospectuses for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or determined this prospectus is accurate or complete. It is a criminal offense to state otherwise.

Prospectus Dated:             , 2008

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LAPSE AND REINSTATEMENT	62
No-Lapse Protection	63
Reinstatement of a Lapsed Policy	64

TAX ISSUES	64
Taxation of Life Insurance Contracts in General	64
Policies Which Are MECs	66
Policies Which Are Not MECs	67
Other Considerations	67
Fair Value of Your Policy	69
Tax Status of Lincoln Life	69

RESTRICTIONS ON FINANCIAL TRANSACTIONS	69

LEGAL PROCEEDINGS	69

FINANCIAL STATEMENTS	70

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION	70

APPENDIX A – Examples of Surrender Charge Calculation	72

GLOSSARY OF TERMS	75

Capitalized terms used in this prospectus are defined

where first used or in the Glossary of Terms

beginning on page    of this prospectus.

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POLICY SUMMARY

Benefits of Your Policy

Death Benefit Protection. The policy this prospectus describes is a variable life insurance policy which provides death benefit protection. Variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection. You should consider other forms of investments if you do not need death benefit protection, as there are additional costs and expenses in providing the insurance.  Benefits of the policy will be impacted by a number of factors discussed in this prospectus, including adverse investment performance and the amount and timing of premium payments.

Tax Deferred Accumulation. Variable life insurance has significant tax advantages under current tax law. Policy values accumulate on a tax- deferred basis. A transfer of values from one Sub-Account to another within the policy currently generates no current taxable gain or loss. Any investment income and realized capital gains within a Sub-Account or interest from the Fixed Account are automatically reinvested without being taxed to the policy owner.

Access to Your Policy Values. Variable life insurance offers access to policy values. You may borrow against your policy or surrender all or a portion of your policy. Your policy can support a variety of personal and business financial planning needs.

Flexibility. The policy is a flexible premium variable life insurance policy in which flexible premium payments are permitted. You may select death benefit options and policy riders. You may increase or decrease the amount of death benefit. You are able to select, monitor, and change investment Sub-Account choices within your policy. With the wide variety of investment Sub-Accounts available, it is possible to fine tune an investment mix to meet changing personal objectives or investment conditions. Premium payments and cash values you choose to allocate to Sub-Accounts are used by us to purchase shares of funds which follow investment objectives similar to the investment objectives of the corresponding Sub-Account.  Those funds are referred to in this prospectus as “underlying funds”.  You should refer to this prospectus and the prospectus for each underlying fund for comprehensive information on the Sub-Accounts and the underlying funds. You may also allocate premiums and Accumulation Values to the Fixed Account.

No-Lapse Protection.  Your policy will include the No-Lapse Enhancement Rider and the Premium Reserve Rider, which may help you manage some of the risk of policy lapse.

The No-Lapse Enhancement Rider may prevent a policy from lapsing where the Net Accumulation Value under your policy is insufficient to cover the Monthly Deductions if the requirements of the rider, including requirements as to timing and amount of premium payments, are met.  The Net Accumulation Value of your policy is defined in the policy values section of the prospectus.  The duration of lapse protection provided will be determined monthly, and it will vary based on the calculations described in detail in the rider.  Those calculations credit the actual amounts of Net Premium Payments made, deduct for the actual amount of any Partial Surrenders you make, and then adjust the net of those actual amounts by a formula which increases the net of premiums less surrenders by an assumed interest crediting rate and reduces that net amount by certain assumed charges

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rates and fees referred to by the rider as “reference rates”.   All assumed rates, charges, and fees are set forth in the rider.  Payment of premiums higher than the planned premium and assumed interest credited by the rider’s formula on net premiums will increase the duration of lapse protection.  Partial Surrenders and rider reference charges, rates, and fees deducted by the rider formula will reduce the duration of lapse protection.  In addition, if the provisions of this rider are invoked to prevent lapse of the policy, the death benefit provided by this rider will be different from the death benefit otherwise in effect under the policy.  Refer to the section headed “No-Lapse Enhancement Rider” in the Riders section of this prospectus for more information about amount of the death benefit which would be provided by the rider as well as the determination of the duration of protection.  Finally, the rider reserves to us the right to restrict your allocations to certain Sub-Accounts to a maximum of 40% of the policy Accumulation Value.  The decision to enforce this restriction will be based on an annual review of the Separate Account investments for this product.  If we determine that the allocations by all owners of this product are highly concentrated in certain Sub-Accounts, then Sub-Accounts with higher concentrations than anticipated will be subject to the restriction.  You must maintain automatic rebalancing and comply with these investment restrictions in order to keep this rider in effect.

The Premium Reserve Rider allows you to pay premiums in addition to those you plan to pay for the base policy and to have such amounts accumulate in the same manner as if they had been allocated to your policy.  This rider’s accumulation value generated by these additional premiums will automatically be transferred to your policy at the end of the grace period to help keep your policy in force in the event (i) the Net Accumulation Value under your policy is insufficient to cover the Monthly Deductions and your policy’s No-Lapse Enhancement Rider described above is not at the time preventing your policy from lapsing; and (ii) you do not respond to the lapse notice by paying at least the amount set forth in that notice.  If the Premium Reserve Rider Accumulation Value on the day the Grace Period ends is insufficient to meet the amount then due, your policy and this rider will lapse without value.  You may also request us to transfer the Premium Reserve Rider Accumulation Value to your policy at any time.  As with your policy, you bear the risk that investment results of the Premium Reserve Rider Sub-Accounts you have chosen are adverse or are less favorable than anticipated.   Adverse investment results will impact the accumulation value of the rider, and, therefore, the amount of the Premium Reserve Rider Accumulation Value which may be available to prevent your policy from lapsing or for providing policy benefits.  Refer to the section headed “Premium Reserve Rider” in the Riders section of this prospectus for more information about the benefits of this rider.

Risks of Your Policy

Fluctuating Investment Performance. A Sub-Account is not guaranteed and will increase and decrease in value according to investment performance of the underlying fund. Policy values in the Sub-Accounts are not guaranteed. If you put money into the Sub-Accounts, you assume all the investment risk on that money. A comprehensive discussion of each Sub-Account’s and underlying fund’s objective and risk is found in this prospectus and in each fund’s prospectus, respectively. You should review these prospectuses before making your investment decision.  Your choice of Sub-Accounts and the performance of the funds underlying each Sub-Account will impact the policy’s Accumulation Value and will impact how long the policy remains in force, its tax status, and the amount of premium you need to pay to keep the policy in force.

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Unsuitable for Short-Term Investment. This policy is intended for long-term financial and investment planning for persons needing death benefit protection, and it is unsuitable for short-term goals. Your policy is not designed to serve as a vehicle for frequent trading.

Policy Lapse. Sufficient premiums must be paid to keep a policy in force. There is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated. Outstanding Policy Loans and Partial Surrenders will increase the risk of lapse.

In addition to paying sufficient premiums and being cognizant of the impact of outstanding Policy Loans and Partial Surrenders on your policy values, you also have the No-Lapse Enhancement Rider and the Premium Reserve Rider, briefly noted above and discussed in more detail in the Riders section of this prospectus, to help you manage some of the risk of policy lapse.

Decreasing Death Benefit. Any outstanding Policy Loans and any amount that you have surrendered or withdrawn will reduce your policy’s death benefit.  Depending upon your choice of Death Benefit Option, adverse performance of the Sub-Accounts you choose may also decrease your policy’s death benefit.

Consequences of Surrender. Surrender Charges are assessed if you surrender your policy within the first 10-15 policy years. Full or Partial Surrenders may result in tax consequences. Depending on the amount of premium paid, or any Reduction in Specified Amount, there may be little or no Surrender Value available. Partial Surrenders may reduce the policy value and death benefit, and may increase the risk of lapse.  To avoid lapse, you may be required to make additional premium payments.

Tax Consequences. As noted in greater detail in the section headed “Tax Issues”, the federal income tax treatment of life insurance is complex and current tax treatment of life insurance may change. There are other federal tax consequences such as estate, gift and generation skipping transfer taxes, as well as state and local income, estate and inheritance tax consequences.  You should always consult a tax adviser about the application of federal and state tax rules to your individual situation.  The following discussion highlights tax risks in general, summary terms.

Tax Treatment of Life Insurance Contracts. The policies are designed to enjoy the favorable tax treatment afforded life insurance, including the exclusion of death benefits from income tax, the ability to take distributions and loans over the life of your policy, and the deferral of taxation of any increase in the value of your policy.  If the policy does fail to qualify, you will be subject to the denial of those important benefits.  In addition, if you pay more premiums than permitted under the federal tax law your policy may still be life insurance but will be classified as a Modified Endowment Contract whereby only the tax benefits applicable to death benefits will apply and distributions will be subject to immediate taxation and to an added penalty tax.

Tax Law Compliance.  We believe that the policy will satisfy the federal tax law definition of life insurance, and we will monitor your policy for compliance with the tax law requirements.

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The discussion of the tax treatment of your policy is based on the current policy, as well as the current rules and regulations governing life insurance.  Please note that changes made to the policy, as well as any changes in the current tax law requirements, may affect the policy’s qualification as life insurance or may have other tax consequences.

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Charges and Fees

This section describes the fees and expenses that you will pay when buying, owning and surrendering your policy. Refer to the “Policy Charges and Fees” section later in this prospectus for more information.

Table I describes the fees and expenses that you will pay at the time you purchase your policy, surrender your policy, or transfer Accumulation Values between Sub-Accounts.

Table I: Transaction Fees

Charge	When Charge is Deducted	Amount Deducted
Maximum sales charge imposed on premiums (Premium Load)	When you pay a premium.	7.0% of each premium payment in policy years 1-20 and 4.0% in policy years 21 and later. (1)

Surrender Charge* (2)

Upon Full Surrender of your policy, the Surrender Charge will be deducted for up to 15 years from the Policy Date for the Initial specified amount and for up to 15 years from the effective date for each increase in specified amount. Upon a Reduction in specified amount, the Surrender Charge will be deducted for up to 10 years from the policy date for the Initial specified amount and for up to 10 years from the effective date for each increase in specified amount.

Maximum Charge		$60.00 per $1,000 of specified amount.

Minimum Charge		$0.00 per $1,000 of specified amount.

Charge for a Representative Insured		For a male, age 45, standard non-tobacco, in year one the maximum Surrender Charge is $27.52 per

*      These charges and costs vary based on individual characteristics.  The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay.  You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your financial adviser.

(1)   The maximum sales charge imposed on premiums (load) of 7.0% (4.0% in policy years 21 and later) is anticipated to cover the company’s costs for sales expenses and any policy-related state and federal tax liabilities.  In considering policy-related state taxes, the Company considers the average of the taxes imposed by the states rather than any taxes specifically imposed by the state in which the policy owner resides.  Policy-related taxes imposed by states range from 0.0% to 4.0%.

(2)   You may request one or more Partial Surrenders totaling 90% of your policy’s Surrender Value without the imposition of a Surrender Charge.  If you wish to surrender more than 90% of your policy’s Surrender Value, you must request a Full Surrender of your policy, which is subject to the Surrender Charge reflected in the table above.  (See section headed “Partial Surrenders” for a discussion of Partial Surrenders of your policy.)

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Table II describes the fees and expenses that you will pay periodically during the time that you own your policy, not including the fund operating expenses shown in Table III.

Table II: Periodic Charges Other Than Fund Operating Expenses

Charge	When Charge is Deducted	Amount Deducted
$1,000 of specified amount. For a female, age 45, standard non-tobacco, in year one the maximum Surrender Charge is $24.90 per $1,000 of specified amount.

Transfer Fee	Applied to any transfer request in excess of 24 made during any policy year.	$ 25

Cost of Insurance*	Monthly

Maximum Charge		$83.33 per month per $1,000 of Net Amount at Risk. Individuals with a higher mortality risk than standard issue individuals can be charged from 125% to 800% of the standard rate.

Minimum Charge		$0.00 per month per $1,000 of Net Amount at Risk.

Charge for a Representative Insured		For a male, age 45, standard non-tobacco, in year one the guaranteed maximum monthly cost of insurance rate is $0.19 per month per $1,000 of Net Amount at Risk.

For a female, age 45, standard non-tobacco, in year one the guaranteed maximum monthly cost of insurance rate is $0.14 per month per $1,000 of Net Amount at Risk.

Mortality and Expense Risk Charge (“M&E”)	Daily (at the end of each valuation day).	Daily charge as a percentage of the value of the Separate Account, guaranteed not to exceed an effective annual rate of 0.60%. (3)

*      These charges and costs vary based on individual characteristics.  The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay.  You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your financial adviser.

(3)   Guaranteed at an effective annual rate of 0.60% in policy years 1-10; 0.20% in policy years 11-20; and 0.00% in policy years 21 and beyond.

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Table II: Periodic Charges Other Than Fund Operating Expenses (continued)

Charge	When Charge is Deducted	Amount Deducted
Administrative Fee*	Monthly	A flat fee of $10 per month in all years.

In addition to the flat fee of $10 per month, for the first ten policy years from issue date or increase in specified amount, a monthly fee per dollar of Initial specified amount or increase in specified amount as follows:

Maximum Charge		$2.56 per month per $1,000 of Initial specified amount or increase in specified amount.

Minimum Charge		$0.01 per month per $1,000 of Initial specified amount or increase in specified amount.

Charge for a Representative Insured		For a male or female age 45, standard non-tobacco, the maximum additional monthly charge is $0.24 per month per $1,000 of specified amount.

Policy Loan Interest	Annually	5.0% annually of the amount held in the Loan Account. (4)

No-Lapse Enhancement Rider	N/A	There is no charge for this rider.(5)

Overloan Protection Rider (6)	One-time charge when benefit is elected	Maximum charge of 5.0% of the then current Accumulation Value.(6)

*      These charges and costs vary based on individual characteristics.  The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay.  You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your financial adviser.

(4)   Effective annual interest rate of 5.0% in years 1-10 and 4.1% in years 11 and later.  Although deducted annually, interest accrues daily.  As described in the section headed “Policy Loans”, when you request a policy loan, amounts equal to the amount of the loan you request are withdrawn from the Sub-Accounts and the Fixed Account in proportion to their respective values.  Such amount is transferred to the Loan Account, which is part of the Company’s General Account.  Amounts in the Loan Account are credited interest at an effective annual rate guaranteed not to be less than 4.0%.  The net cost of your loan (that is the difference between the interest rate charged on amounts borrowed and the interest rate credited to amounts held in the Loan Account) is 1.0% in policy years 1 – 10 and 0.1% in policy years 11 and later.

(5)   There is no separate charge for the No-Lapse Enhancement Rider.  The Cost of Insurance Charge for the policy has been adjusted to reflect the addition of the rider to the policy.  See No-Lapse Enhancement Rider section for further discussion.

(6)   Accumulation Value of the policy is the sum of the Fixed Account value, the Separate Account value, and the Loan Account value.  See Policy Values section for detailed discussion of how each value is calculated.

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Table II: Periodic Charges Other Than Fund Operating Expenses (continued)

Charge	When Charge is Deducted	Amount Deducted
Optional Rider Charges		Individualized based on whether optional Rider(s) selected.

Premium Reserve Rider(7)	When you direct a premium to this rider	4.0% of each premium payment allocated to the Rider. (7)

	When Rider Accumulation Value is transferred to policy during policy years 1-10 (7)	3.0% of amount transferred.

Waiver of Monthly Deduction Rider (8)	Monthly	A percent of all other covered monthly charges.(8)

Maximum Charge		12.0% of all other covered monthly charges.

Minimum Charge		2.0.% of all other covered monthly charges.

Charge for a Representative Insured		For a male, age 45, standard non-tobacco, the maximum percentage is 3.5% of all other covered monthly charges.

For a female, age 45, standard non-tobacco, the maximum percentage is 5% of all other covered monthly charges.

Change of Insured Rider	N/A	There is no charge for this rider.

Estate Tax Repeal Rider	One-time charge at issue.	$250

(7)   Allocations of Premium Payments to the rider are at your discretion.   Allocations of Premium Payments to the Rider are subject to the 4.0% charge shown in the Table and are not subject to the “Maximum Sales Charge Imposed on Premiums” shown in Table I.  This 4.0% charge is called the Premium Reserve Rider Premium Load.  Rider Accumulation Value allocated to the Separate Account is subject to the mortality and expense risk charge (which does not exceed 0.60% for policy years 1-10 and 0.20% for policy years 11 and later).

Transfers of Accumulation Value from the rider to the policy are not subject to the “Maximum Sales Charge Imposed on Premiums” shown in Table 1, but are subject to a charge of 3.0% of the Accumulation Value transferred if such transfers are made during the first 10 policy years.  In addition, if you request a loan from the Accumulation Value of this rider, interest is charged at the same rate as for Policy Loans.  See Premium Reserve Rider section for further discussion.

(8)   These charges and costs vary based on individual characteristics. The charges and costs shown in the tables may not be representative of the charges and costs that a particular policy owner will pay.  “Covered monthly charges” are the Monthly Deductions under the policy:  the Cost of Insurance Charge, Administrative Fee, and the cost of any riders.  You may obtain more information about the particular charges, cost of insurance, and the cost of certain riders that would apply to you by requesting a personalized policy illustration from your financial adviser.

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Table III shows the annual fund fees and expenses that are deducted daily from your Sub-Account values, on a pro rata basis. The table shows the minimum and maximum total operating expenses charged by the underlying funds that you may pay during the time you own your policy. More detail concerning each fund’s fees and expenses is contained in the prospectus for each fund.

These fees and expenses may change at any time.

Table III: Total Annual Fund Operating Expenses

(expenses that are deducted from fund assets)

Total Annual Operating Expense	Minimum	Maximum
Total management fees, distribution and/or service (12b-1) fees, and other expenses.	0.32%	6.06	%(9)

(9)   The Total Annual Operating Expenses shown in the table do not reflect waivers and reductions.  Funds may offer waivers and reductions to lower their fees. Currently such waivers and reductions range from 0.00% to 4.89%. These waivers and reductions generally extend through April 30, 2009 but may be terminated at any time by the fund. Refer to the funds prospectus for specific information on any waivers or reductions in effect.  The minimum and maximum percentages shown in the table include Fund Operating Expenses of mutual funds, if any, which may be acquired by the underlying funds.  Refer to the funds prospectus for details concerning Fund Operating Expenses of mutual fund shares acquired by underlying funds, if any.   In addition, certain underlying funds have reserved the right to impose fees when fund shares are redeemed within a specified period of time of purchase (“redemption fees”) not reflected in the table above.  As of the date of this prospectus, none have done so.  Redemption fees are discussed in the Market Timing section of this prospectus and further information about redemption fees is contained in the prospectus for such funds, copies of which accompany this prospectus or may be obtained by calling 1-800-444-2363.

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LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT

Lincoln  Life & Annuity Company of New York (“Lincoln Life, the Company, we, us, our”) (EIN 22-0832760) is a stock life insurance company chartered in New Jersey in 1897 and redomesticated to New York on April 2, 2007.   It is engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (“LNC”), a publicly held insurance and financial services holding company incorporated in Indiana.  Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

The Company was formed as a result of the merger of two stock life insurance company subsidiaries of LNC. On April 2, 2007, Lincoln Life & Annuity Company of New York (“former Lincoln New York”) was merged with and into the Company (which was then known as Jefferson Pilot LifeAmerica Insurance Company). Simultaneously with the merger, the Company’s name was changed from Jefferson Pilot LifeAmerica Insurance Company to Lincoln Life & Annuity Company of New York. As a result, the assets and liabilities of the former Lincoln New York became part of the assets and liabilities of the Company and the life insurance policies previously issued by the former Lincoln New York became obligations of the Company.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Lincoln Financial Group sells a wide variety of financial products and solutions through financial advisors: mutual funds, managed accounts, retirement solutions, life insurance, 401(k) and 403(b) plans, savings plans, institutional investments and comprehensive financial planning and advisory services.

Lincoln Life & Annuity Flexible Premium Variable Life Account M (“Separate Account”) is a separate account of the Company which was established on November 24, 1997. As part of the merger of the two insurance companies described above (the “Merger”), the Separate Account was transferred intact to the Company (the “Transfer”). The assets and liabilities of the Separate Account immediately prior to the Merger remain intact and legally separate from any other business of the Company. The accumulation unit values for the Sub-Account(s) to which you allocated your premium payments and accumulation values did not change as a result of the Transfer of the Separate Account, and your policy values immediately after the Transfer are the same as your policy values immediately before the Transfer. The investment performance of assets in the Separate Account is kept separate from that of the Company’s General Account. Separate Account assets attributable to the policies are not charged with the general liabilities of the Company.  Separate Account income, gains and losses are credited to or charged against the Separate Account without regard to the Company’s other income, gains or losses. The Separate Account’s values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the “Commission”) as a unit investment trust under the Investment Company Act of 1940 (“1940 Act”) and meets the definition of “separate account.”  Any changes in the investment policy of the Separate Account must be approved by the New York State Insurance Department.

You may also allocate your premium payments and accumulation values in whole or in part to the Fixed Account (“Fixed Account”).  In the Fixed Account, your principal is guaranteed. Fixed Account assets are general assets of the Company, and are held in the Company’s General Account.

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On April 3, 2006, Jefferson-Pilot Corporation (“Jefferson-Pilot”), a North Carolina corporation, merged with and into a wholly owned subsidiary of LNC.  As a result, the Company became a wholly owned subsidiary of LNC.

Fund Participation Agreements

In order to make the funds in which the Sub-Accounts invest available, Lincoln Life has entered into agreements with the trusts or corporations and their advisers or distributors.  In some of these agreements, we must perform certain administrative services for the fund advisers or distributors.  For these administrative functions, we may be compensated at annual rates of between 0.00% and 0.46% based upon assets of an underlying fund attributable to the policies. We (or our affiliates) may profit from these fees or use these fees to defray the costs of distributing the contract. Additionally, a fund’s adviser and/or distributor (or its affiliates) may provide us with certain services that assist us in the distribution of the contracts and may pay us and/or certain affiliates amounts to participate in sales meetings.   The compensation may come from 12b-1 fees, or be paid by the advisers or distributors.  The funds offered by the following trusts or corporations make payments to Lincoln Life under their distribution plans in consideration of the administrative functions Lincoln Life performs: American Funds Insurance Series, Fidelity Variable Insurance Products, and Lincoln Variable Insurance Products Trust.

Payments made out of the assets of the fund will reduce the amount of assets that otherwise would be available for investment and will reduce the return on your investment. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the fund’s average net assets, which can fluctuate over time. If, however, the value of the fund goes up, then so would the payment to us (or our affiliates). Conversely, if the value of the funds goes down, payments to us (or our affiliates) would decrease.

Distribution of the Policies and Compensation

The policy is distributed by broker-dealer firms through their registered representatives who are appointed as life insurance agents for the Company. One of such broker-dealer firms is Lincoln Financial Advisors Corporation (“LFA”), which is an affiliate of the Company. Broker-dealer firms may receive commission and service fees up to 55% of first year premium, plus up to 5% of all other premiums paid. The amount of compensation may also be affected by choices the policy owner has made, including choices of riders, when the policy was applied for. In lieu of premium-based commission, equivalent amounts may be paid over time, based on accumulation value. Additionally, the broker-dealer may be paid additional compensation on first year premiums and all additional premiums and/or provided reimbursements for portions of policy sales expenses.

In some situations, the broker-dealer may elect to share its commission or expense reimbursement allowance with its registered representatives. Registered representatives of broker-dealer firms may also be eligible for cash bonuses and “non cash compensation.” The latter, as defined in FINRA Conduct Rule 2820, includes such things as office space, computers, club credit, prizes, awards, and training and education meetings.

Broker-dealers or their affiliates may be paid additional amounts for: (1) “preferred product” treatment of the policies in their marketing programs, which may include marketing services and increased access to sales representatives; (2) sales promotions relating to the policies; (3) costs associated with sales conferences and educational seminars for their sales

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representatives; (4) other sales expenses incurred by them; and (5) inclusion in the financial products the broker-dealer offers. Loans may be provided to broker-dealers or their affiliates to help finance marketing and distribution of the policies, and those loans may be forgiven if aggregate sales goals are met. In addition, staffing or other administrative support and services may be provided to broker-dealers who distribute the policies.

These additional types of compensation are not offered to all broker-dealers.  The terms of any particular agreement governing compensation may vary among broker-dealers and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide broker-dealers and/or their registered representatives with an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive additional compensation, or receives lower levels of additional compensation. You may ask your registered representative how he/she will personally be compensated for the transaction. You may wish to take such payments into account when considering and evaluating any recommendation relating to the policies.

Depending on the particular selling arrangements, there may be others who are compensated for distribution activities. For example, certain “wholesalers,” who control access to certain selling offices, may be compensated for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the policies. One of the wholesalers is Lincoln Financial Distributors, Inc. (“LFD”), a registered broker-dealer, also an affiliate of Lincoln Life. Marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the policies, and which may be affiliated with those broker-dealers, may also be compensated. Commissions and other incentives or payments described above are not charged directly to policy owners or the Separate Account. The potential of receiving, or the receipt of, such marketing assistance or other services and the payment to those who control access or for referrals, may provide broker-dealers and/or their registered representatives an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive similar assistance or disadvantage issuers of other variable life insurance policies (or other investments) which do not compensate for access or referrals. All compensation is paid from our resources, which include fees and charges imposed on your policy.

We do not anticipate that the Surrender Charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which we will incur in connection with your policy.  Any such shortfall would be available for recovery from the Company’s General Account, which supports insurance and annuity obligations.

Sub-Accounts and Funds

The variable investment options in the policy are Sub-Accounts of the Separate Account (“Sub-Accounts”). All amounts allocated or transferred to a Sub-Account are used to purchase shares of the appropriate fund to which we refer as the underlying fund. You do not invest directly in these funds. The investment performance of each Sub-Account will reflect the investment performance of the underlying fund.

We create Sub-Accounts and select the funds the shares of which are purchased by amounts allocated or transferred to the Sub-Accounts based on several factors, including, without limitation, asset class coverage, the strength of the manager’s reputation and tenure,

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brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor we consider during the initial selection process is whether the fund or an affiliate of the fund will compensate us for providing administrative, marketing, and/or support services that would otherwise be provided by the fund, the fund’s investment adviser, or its distributor. We review each fund periodically after it is selected. Upon review, we may either close a Sub-Account or restrict allocation of additional purchase payments to a Sub-Account if we determine the fund in which such Sub-Account invests no longer meets one or more of the factors and/or if the Sub-Account has not attracted significant policy owner assets. Alternatively, we may seek to substitute another fund which follows a similar investment objective as the fund in which a Sub-Account invests, subject to receipt of applicable regulatory approvals.  Finally, when we develop a variable life insurance product in cooperation with a fund family or distributor (e.g., a “private label” product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

A given underlying fund may have an investment objective and principal investment strategy similar to those for another fund managed by the same investment adviser or subadviser. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the funds are similar, the investment results may vary.

Several of the underlying funds may invest in non-investment grade, high-yield, and high-risk debt securities (commonly referred to as “junk bonds”), as detailed in the individual fund prospectus.

There is no assurance that the investment objective of any of the underlying funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. The amount of risk varies significantly among the Sub-Accounts. You should read each underlying fund’s prospectus carefully before making investment choices.

Additional Sub-Accounts and underlying funds may be made available in our discretion. The right to select among Sub-Accounts will be limited by the terms and conditions imposed by the Company.

The underlying funds and their investment advisers/subadvisers and objectives are listed below. Comprehensive information on each fund, its objectives and past performance may be found in each fund prospectus.  Prospectuses for each of the underlying funds listed below accompany this prospectus and are available by calling 1-800-444-2363.

AllianceBernstein Variable Products Series Fund, Inc., advised by AllianceBernstein, L.P.

•  AllianceBernstein Global Technology Portfolio (Class A): Maximum capital appreciation.

•  AllianceBernstein Growth and Income Portfolio (Class A): Growth and income.

•  AllianceBernstein International Value Portfolio (Class A): Long-term growth.

•  AllianceBernstein Small/Mid Cap Value Portfolio (Class A): Long-term growth.

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American Century Investments Variable Portfolios, Inc., advised by American Century Investment Management, Inc.

•  Inflation Protection Fund (Class I): Long-term total return.

American Funds Insurance Series, advised by Capital Research and Management      Company.

•  Global Growth Fund (Class 2): Long-term growth.

•  Global Small Capitalization Fund (Class 2): Long-term growth.

•  Growth Fund (Class 2): Long-term growth.

•  Growth-Income Fund (Class 2): Growth and income.

•  International Fund (Class 2): Long-term growth.

Delaware VIP Trust, advised by Delaware Management Company.

•  Capital Reserves Series (Standard Class): Current income.

•  Diversified Income Series (Standard Class): Total return.

•  Emerging Markets Series (Standard Class): Capital appreciation.

•  High Yield Series (Standard Class): Total return.

•  Small Cap Value Series (Standard Class): Capital appreciation.

•  Trend Series (Standard Class): Capital appreciation.

•  U. S. Growth Series (Standard Class): Capital appreciation.

•  Value Series (Standard Class): Capital appreciation.

Fidelity Variable Insurance Products, advised by Fidelity Management & Research Company.

•  Contrafund Portfolio (Service Class): Long-term capital appreciation.

•  Growth Portfolio (Service Class): Capital appreciation.

•  Mid Cap Portfolio (Service Class): Long-term growth.

•  Overseas Portfolio (Service Class): Long-term growth.

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Franklin Templeton Variable Insurance Products Trust, advised by Franklin Advisers, Inc. for the Franklin Income Securities Fund, the Franklin Small-Mid Cap Growth Securities Fund and the Templeton Global Income Securities Fund, and by Franklin Mutual Advisers, LLC for the Mutual Shares Securities Fund.

•  Franklin Income Securities Fund (Class 1): Current income.

•  Franklin Small-Mid Cap Growth Securities Fund (Class 1): Long-term growth.

•  Mutual Shares Securities Fund (Class 1): Capital appreciation.

•  Templeton Global Income Securities Fund (Class 1): Total return.

Lincoln Variable Insurance Products Trust, advised by Lincoln Investment Advisors Corporation.

•  LVIP Baron Growth Opportunities Fund (Service Class): Capital appreciation.
(Subadvised by BAMCO, Inc.)

•  LVIP Capital Growth Fund (Standard Class):  Capital appreciation.
(Subadvised by Wellington Management Company, LLP)

•  LVIP Cohen & Steers Global Real Estate Fund (Standard Class): Total return.
(Subadvised by Cohen & Steers Capital Management)

•  LVIP Columbia Value Opportunities Fund (Standard Class):  Long-term capital appreciation.
(Subadvised by Columbia Management Advisors, LLC)

•  LVIP Delaware Bond Fund (Standard Class): Current income.
(Subadvised by Delaware Management Company)

•  LVIP Delaware Growth and Income Fund (Standard Class):  Capital appreciation.
(Subadvised by Delaware Management Company)

•  LVIP Delaware Social Awareness Fund (Standard Class):  Capital appreciation.
(Subadvised by Delaware Management Company)

•  LVIP Delaware Special Opportunities Fund (Standard Class):  Capital appreciation.
(Subadvised by Delaware Management Company)

•  LVIP FI Equity-Income Fund (Standard Class):  Income.
(Subadvised by Pyramis Global Advisors LLC)

•  LVIP Janus Capital Appreciation Fund (Standard Class): Long-term growth.
(Subadvised by Janus Capital Management LLC)

•  LVIP Marsico International Growth Fund (Standard Class):  Long-term capital appreciation.
(Subadvised by Marsico Capital Management, LLC)

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•  LVIP MFS® Value Fund (Standard Class):  Long-term growth of capital.
(Subadvised by Massachusetts Financial Services Company)

•  LVIP Mid-Cap Value Fund (Standard Class):  Long-term capital appreciation.
(Subadvised by Wellington Management Company, LLP)

•  LVIP Mondrian International Value Fund (Standard Class): Capital appreciation.
(Subadvised by Mondrian Investment Partners Limited)

•  LVIP Money Market Fund (Standard Class): Preservation of capital.
(Subadvised by Delaware Management Company)

•  LVIP SSgA Bond Index Fund (Standard Class):  Current income.
(Subadvised by SSgA Funds Management, Inc.)

•  LVIP SSgA Developed International 150 Fund (Standard Class):  Long-term capital appreciation.
(Subadvised by SSgA Funds Management, Inc.)

•  LVIP SSgA Emerging Markets 100 Fund (Standard Class):  Long-term capital appreciation.
(Subadvised by SSgA Funds Management, Inc.)

•  LVIP SSgA International Index Fund (Standard Class):  Long-term capital appreciation.
(Subadvised by SSgA Funds Management, Inc.)

•  LVIP SSgA Large Cap 100 Fund (Standard Class):  Long-term capital appreciation.
(Subadvised by SSgA Funds Management, Inc.)

•  LVIP SSgA S&P 500 Index Fund (Standard Class)(1):  Capital appreciation.
(Subadvised by  SSgA Funds Management. Inc.)

•  LVIP SSgA Small/Mid Cap 200 Fund (Standard Class):  Long-term capital appreciation.
(Subadvised by SSgA Funds Management, Inc.)

•  LVIP SSgA Small-Cap Index Fund (Standard Class):  Capital appreciation.
(Subadvised by Mellon Capital Management Corporation)

•  LVIP T. Rowe Price Growth Stock Fund (Standard Class):  Long-term growth of capital.
(Subadvised by T. Rowe Price Associates, Inc.)

•  LVIP T. Rowe Price Structured Mid-Cap Growth Fund (Standard Class): Maximum capital appreciation.
(Subadvised by T. Rowe Price Associates, Inc.)

•  LVIP Templeton Growth Fund (Standard Class):  Long-term growth of capital.
(Subadvised by Templeton Investment Counsel, LLC)

•  LVIP Turner Mid-Cap Growth Fund (Standard Class):  Capital appreciation.

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(Subadvised by Turner Investment Partners)

•  LVIP UBS Global Asset Allocation Fund (Standard Class):  Total return.
(Subadvised by UBS Global Asset Management (Americas) Inc. (UBS Global AM))

•  LVIP Wilshire 2010 Profile Fund (Standard Class) (2): Total return.
(Subadvised by Wilshire Associates Incorporated)

•  LVIP Wilshire 2020 Profile Fund (Standard Class) (2): Total return.
(Subadvised by Wilshire Associates Incorporated)

•  LVIP Wilshire 2030 Profile Fund (Standard Class) (2): Total return.
(Subadvised by Wilshire Associates Incorporated)

•  LVIP Wilshire 2040 Profile Fund (Standard Class) (2): Total return.
(Subadvised by Wilshire Associates Incorporated)

•  LVIP Wilshire Aggressive Profile Fund (Standard Class) (2): Capital appreciation.
(Subadvised by Wilshire Associates Incorporated)

•  LVIP Wilshire Conservative Profile Fund (Standard Class) (2): Current income.
 (Subadvised by Wilshire Associates Incorporated)

•  LVIP Wilshire Moderate Profile Fund (Standard Class) (2): Total return.
(Subadvised by Wilshire Associates Incorporated)

•  LVIP Wilshire Moderately Aggressive Profile Fund (Standard Class) (2): Growth and income.
(Subadvised by Wilshire Associates Incorporated)

MFS ® Variable Insurance Trust, advised by Massachusetts Financial Services Company

•  Growth Series (Initial Class):  Capital appreciation.

•  Total Return Series (Initial Class): Growth and income.

•  Utilities Series (Initial Class): Growth and income.

(1) “S&P 500” is a trademark of The McGraw Hill Companies, Inc. and has been licensed for use by Lincoln Variable Insurance Products Trust and its affiliates.  The product is not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of purchasing the product.  (Please see Statement of Additional Information which sets forth additional disclaimers and limitations of liability on behalf of S&P.)

(2)  The Lincoln Variable Insurance Products Trust LVIP Wilshire 2010 Profile Fund, LVIP Wilshire 2020 Profile Fund, LVIP Wilshire 2030 Profile Fund, LVIP Wilshire 2040 Profile Fund, LVIP Wilshire Aggressive Profile Fund, LVIP Wilshire Conservative Profile Fund, LVIP Wilshire Moderate Profile Fund, and LVIP Wilshire Moderately Aggressive Profile Fund are “Fund of Funds” and as such purchase shares of other mutual funds rather than directly investing in debt and equity securities.  As a result, Fund of Funds may have higher expenses than mutual funds which invest directly in debt and equity securities.  None of the mutual funds, the shares of which are purchased by these Funds of Funds, pay 12b-1 fees to Lincoln Life or its affiliates.

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Sub-Account Availability and Substitution of Funds

Lincoln Life may close Sub-Accounts and may seek to substitute shares of other funds as the fund in which a Sub-Account invests if:

1)   the shares of any underlying fund should no longer be available for investment by the Separate Account; or

2)   the Sub-Account has not attracted significant policyholder allocations; or

3)   in our judgment, further investment in such shares ceases to be appropriate in view of the purpose of the Separate Account, legal, regulatory or federal income tax restrictions, or for any other reason.

We will obtain any necessary regulatory or other approvals prior to such a change. We will endorse your policy as required to reflect any withdrawal or substitutions. Substitute funds may have higher charges than the funds being replaced.

Voting Rights

The underlying funds do not hold regularly scheduled shareholder meetings. When a fund holds a special meeting for the purpose of approving changes in the ownership or operation of the fund, the Company is entitled to vote the shares held by our Sub-Account in that fund. Under our current interpretation of applicable law, you may instruct us how to vote those shares.

We will notify you when your instructions are needed and will provide information from the fund about the matters requiring the special meeting.  We will calculate the number of votes for which you may instruct us based on the amount you have allocated to that Sub-Account, and the value of a share of the corresponding fund, as of a date chosen by the fund (record date). If we receive instructions from you, we will follow those instructions in voting the shares attributable to your policy. If we do not receive instructions from you, we will vote the shares attributable to your policy in the same proportion as we vote other shares based on instructions received from other policy owners.  Since underlying funds may also offer their shares to entities other than the Company, those other entities also may vote shares of the underlying funds, and those votes may affect the outcome.

Each underlying fund is subject to the laws of the state in which it is organized concerning, among other things, the matters which are subject to a shareholder vote, the number of shares which must be present in person or by proxy at a meeting of shareholders (a “quorum”), and the percentage of such shareholders present in person or by proxy which must vote in favor of matters presented. Because shares of the underlying fund held in the Separate Account are owned by the Company, and because under the 1940 Act the Company will vote all such shares in the same proportion as the voting instruction which we receive, it is important that each Policy owner provide their voting instructions to the Company.  Even though Policy owners may choose not to provide voting instruction, the shares of a fund to which such Policyholders would have been entitled to provide voting instruction will be voted by the Company in the same proportion as the voting instruction which we actually receive.  As a result, the instruction of a small number of Policy owners could determine the outcome of matters subject to shareholder vote.  In addition, because

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the Company expects to vote all shares of the underlying fund which it owns at a meeting of the shareholders of an underlying fund, all shares voted by the Company will be counted when the underlying fund determines whether any requirement for a minimum number of shares be present at such a meeting to satisfy a quorum requirement has been met.

POLICY CHARGES AND FEES

Policy charges and fees compensate us for providing your insurance benefit, administering your policy, assuming risks associated with your policy, and incurring sales related expenses. We may profit from any of these charges, and we may use this profit for any purpose, including covering shortfalls from other charges.

In addition to policy charges, the investment adviser for each of the underlying funds deducts a daily charge as a percent of the value in each fund as an asset management charge. The charge reflects asset management fees of the investment adviser. Other expenses are incurred by the funds (including 12b-1 fees for Class 2 shares and other expenses) and deducted from fund assets. Values in the Sub-Accounts are reduced by these charges. Future fund expenses may vary. Detailed information about charges and expenses incurred by an underlying fund is contained in each fund’s prospectus.

The Monthly Deductions, including the Cost of Insurance Charge, will be deducted proportionately from the Net Accumulation Value of each Sub-Account and the Fixed Account subject to the charge.

The Monthly Deductions are made on the “Monthly Anniversary Day,” the Policy Date, and the same day of each month thereafter. If the day that would otherwise be a Monthly Anniversary Day is non-existent for that month, or is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day.

If the value is insufficient to cover the current Monthly Deduction, you have a 61-day grace period to make a payment sufficient to cover that deduction.

Premium Load; Net Premium Payment

We make a deduction from each premium payment. This amount, referred to as “Premium Load,” covers certain policy-related state and federal tax liabilities. In considering policy-related state taxes, the Company considers the average of the taxes imposed by the states rather than any taxes specifically imposed by the state in which the policy owner resides.  Policy-related taxes imposed by states range from 0.0% to 4.0%. It also covers a portion of the sales expenses incurred by the Company. We deduct 7% from each premium payment in policy years 1 — 20 and 4% in policy years 21 and beyond. The premium payment, net of the premium load, is called the “Net Premium Payment.”

Surrender Charges

General:

Your policy gives you the right to (i) fully surrender your policy (a “Full Surrender”) and receive the “Accumulation Value” of the policy less any applicable Surrender Charges

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(which is called the policy’s “Surrender Value”); (ii) partially surrender your policy and receive from the Accumulation Value of your policy the amount you specifically request in cash (a “Partial Surrender”); and (iii) request a reduction in the specified amount of your policy (a “Reduction in specified amount”).  The “Accumulation Value” of your policy is the sum of the Fixed Account Value, the Separate Account Value, and the Loan Account Value (see section headed “Premiums — Policy Values” for discussion of how these values are calculated).  In addition, Partial Surrenders are limited to 90% of the policy’s Surrender Value (see section headed “Policy Surrenders –Partial Surrenders” for a detailed discussion).

A “Surrender Charge” may apply if you request a Full Surrender or a Reduction in specified amount. The Surrender Charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of Surrender Charges is included in each policy.  No Surrender Charge is imposed if you request a Partial Surrender.

The Surrender Charge varies by age of the insured, the number of years since the “Policy Date” or the date of each increase in specified amount, and the specified amount. (See section headed “Your Insurance Policy” for a discussion of Policy Date.) The Surrender Charge will never exceed $60.00 per $1,000 of specified amount. A personalized schedule of surrender charges is included in each policy when your policy is issued. That schedule will calculate the applicable Surrender Charge for you for each year during which a Surrender Charge based upon the Initial specified amount of your policy will be imposed, the result of multiplying (a) the amount per $1,000 of Initial specified amount of your policy by (b) the Initial specified amount divided by 1,000.

If you increase the specified amount, a new Surrender Charge will be applicable to each increase. This charge would be imposed if you surrender all or a part of the increased specified amount and will be added to any Surrender Charge on the existing specified amount. Upon an increase in specified amount, we will send you a confirmation of the increase. You may obtain more information about the Surrender Charges that would apply to your policy by requesting a personalized illustration from your financial adviser.  This personalized illustration will demonstrate the amount of the Surrender Charges that would be imposed in the event you thereafter requested a reduction of that increased specified amount and their impact on your policy values.  In addition, an example of how the various actions described below would impact the surrender charge is included in Appendix A of this prospectus.

For Full Surrenders, the duration of the Surrender Charge is 15 years from the Policy Date for the initial specified amount and 15 years from the date of each increase in specified amount. For Reductions in specified amount, the duration of the Surrender Charge is 10 years from the Policy Date for the initial specified amount and 10 years from the date of each increase in the specified amount.  If there has been more than one increase in specified amount, each increase is separately tracked for the purpose of determining the applicable Surrender Charge.

Surrender Charges are assessed by withdrawing value from the Sub-Accounts and the Fixed Account proportionately. The Surrender Charge will not exceed the policy value. All Surrender Charges decline to zero within 15 years from the Policy Date, or 15 years from the effective date of each increase in specified amount.

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When you apply for the policy, your financial adviser can prepare personalized illustrations that reflect the Surrender Charges that would apply if you request a Full Surrender or a Reduction in specified amount at various points during your policy ownership.  In addition, after your policy is issued, please also contact your financial adviser before you request a Full Surrender or a Reduction in specified amount of your policy and ask for a personalized illustration that would reflect the amount of the Surrender Charges that would be imposed on the transaction you are considering and their impact on your policy values.

Full Surrenders:

If you request a Full Surrender of your policy in which the specified amount has neither increased nor decreased, the Surrender Charge will equal 1) multiplied by 2) where:

1)              is the amount per $1,000 of Initial specified amount for the number of years since the Policy Date; and

2)              is the Initial specified amount divided by 1,000.

For example, the Surrender Charge for a Full Surrender of a policy at the end of the tenth policy year for a male, issue age 45 with an Initial specified amount of $1,000,000 which has not been increased would be; a) 11.12 multiplied by b) 1,000 ($1,000,000 divided by 1,000), or $11,120.

If you request a Full Surrender of your policy after you have requested one or more increases in the specified amount (but have not previously requested a decrease in the specified amount), the Surrender Charge will equal 1) plus 2) where:

1)              is

a)              the amount per $1,000 of Initial specified amount for the number of years since the Policy Date; multiplied by

b)             the Initial specified amount divided by 1,000; and

2)              is for each increase in specified amount

a)              the amount per $1,000 of increase in specified amount for the number of years since the date of each increase; multiplied by

b)             the increased specified amount divided by 1,000.

If you request a Full Surrender of  the policy in which you have requested a Reduction in specified amount, the Surrender Charge will equal 1) multiplied by 2) multiplied by 3) where:

1)              is the amount per $1,000 of Initial specified amount for the number of years since the Policy Date; and

2)              is one minus the percentage of the Initial specified amount for which a Surrender Charge was previously assessed; and

3)              is the specified amount divided by 1,000.

The charge assessed upon a Full Surrender will not exceed the policy’s Accumulation Value.

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If you request a Full Surrender of your policy in which the specified amount has neither increased nor decreased, the Surrender Charge will be the amount per $1,000 of specified amount as stated in your policy specifications for the number of years since the Policy Date.

If you request a Full Surrender of your policy after you have requested one or more increases in the specified amount, the Surrender Charge will equal 1) plus 2) where:

1)              is the amount per $1,000 of Initial specified amount for the number of years since the Policy Date; and

2)              is the amount per $1,000 of increase in specified amount for the number of years since the date of each increase.

If you request a Full Surrender of the policy in which you have requested a Reduction in Specified Amount, the Surrender Charge will equal 1) multiplied by 2) where:

1)              is the amount per $1,000 of specified amount for the number of years since the Policy Date; and

2)              s one minus the percentage of the Initial specified amount for which a Surrender Charge was previously assessed.

The charge assessed upon a Full Surrender will not exceed the policy’s Accumulation Value.  If the policy’s Net Accumulation Value does not cover the policy’s Surrender Charges, any shortfall will be deducted from any available Premium Reserve Rider Net Accumulation Value.

Reduction in Specified Amount:

If you request a Reduction in specified amount of your policy when no previous increase in specified amount has been made, the Surrender Charge will be calculated as 1) minus 2), then divided by 3) and then multiplied by 4), where:

1)   is the amount of this decrease plus any prior decreases;

2)   is the greater of an amount equal to 25% of the Initial specified amount or the sum of all prior decreases;

3)   is the Initial specified amount; and

4)   is the then applicable Surrender Charge.

The same calculation is made each time you request a Reduction in specified amount.

If you request a Reduction in specified amount of your policy when you previously have requested an increase in specified amount, each increase in specified amount (or part thereof, if your request for Reduction in specified amount is for less than the full amount of the most recent increase in specified amount) will be surrendered separately on a last in, first out basis.  That is, the most recently requested increase in specified amount will be surrendered first, even if there are earlier increases in specified amount which were made more than 10 years prior to your request for a Reduction in specified amount.  The Surrender Charge will be calculated as if the most recent increase were the only increase.  If

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your request for Reduction in specified amount exceeds the amount of the most recent increase in specified amount, then the next most recent increase (or part thereof) will be surrendered until your requested Reduction in specified amount has been satisfied.  Any requests for Reduction in specified amount thereafter will be handled in a similar manner, that is, the most recent increase in specified amount or remaining part of a previous increase in specified amount will be next surrendered in whole or in part.

If you engage in a series of increases and reductions in specified amount, the latest increase in the specified amount of your policy will be surrendered in whole or in part should you thereafter request a Reduction in specified amount.

We may limit requests for Reduction in specified amount, to the extent there is insufficient value to cover the necessary surrender charges.

Your request for a Reduction in specified amount will become effective on the day on which we approve your request if that day is a Monthly Anniversary Day.  If that day is not a Monthly Anniversary Day, your request will be come effective on the Monthly Anniversary Day which next follows the day on which we approve your request.

Partial Surrender:

There is no Surrender Charge if you request a Partial Surrender.  However, we reserve the right to limit the total of all Partial Surrenders to 90% of the policy’s Surrender Value (see section headed “Policy Surrenders — Partial Surrender” for a detailed discussion).  In addition, a Partial Surrender may reduce the policy’s specified amount if you have elected Death Benefit Option 1 (see section headed “Policy Surrenders — Partial Surrender” for detailed discussion). In addition, we may decline a request for a Partial Surrender which results in a reduction in the policy’s specified amount below the minimum specified amount or below the level required to maintain the policy as life insurance for the purposes of federal income tax law (see section headed “Tax Issues — Taxation of Life Insurance in General” for detailed discussion).

If your policy includes the Estate Tax Repeal Rider, and if you satisfy its special conditions, you will have a one-time right to cancel your policy without being subject to Surrender Charges. This is a limited benefit and is subject to our specific definition of Estate Tax Repeal.

Any surrender may have tax implications. Consult your tax or other adviser before initiating a surrender.

Partial Surrender Fee

No Surrender Charge or Administrative Fee is imposed on a Partial Surrender.

Transfer Fee

For each transfer request in excess of 24 made during any policy year, we reserve the right to charge you an Administrative Fee of $25.

In the event that we make a material change in the investment strategy of a Sub-Account, you may transfer the Accumulation Values allocated to that Sub-Account to any other Sub-

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Account or to the Fixed Account without being charged a fee and may do so even if you have requested 24 transfers during that policy year.  This option to transfer from a Sub-Account must be exercised within 60 days after the effective date of such change in investment strategy of that Sub-Account.  You will be provided written notice in the event that such a change is made.

Mortality and Expense Risk Charge

We assess a daily mortality and expense risk charge as a percentage of the value of the Sub-Accounts. The mortality risk assumed is that the insured may live for a shorter period than we originally estimated. The expense risk assumed is that our expenses incurred in issuing and administering the policies will be greater than we originally estimated. The charge is guaranteed not to exceed an effective annual rate of 0.60% in policy years 1-10 and 0.20% in policy years 11-20, and 0.00% in policy years 21 and beyond.  The current charge is at an effective annual rate of 0.60% in policy years 1-10, 0.20% in policy years 11-20, and 0.00% in policy years 21 and beyond.

Cost of Insurance Charge

A significant cost of variable life insurance is the “Cost of Insurance Charge”. This charge is the portion of the Monthly Deduction designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value. It is determined based on our expectation of future mortality, investment earnings, persistency and expenses (including taxes).

The Cost of Insurance Charge depends on the policy duration, the age, underwriting category and gender of the insured, and the current “Net Amount at Risk”. The Net Amount at Risk is the death benefit minus the greater of zero or the policy value, and may vary with investment performance, premium payment patterns, and charges. The rate on which the Monthly Deduction for the Cost of Insurance Charge is based will generally increase each policy year as the insured ages. Cost of insurance rates are generally lower for healthy individuals.

The Cost of Insurance Charge is determined monthly by dividing the death benefit at the beginning of the policy month by 1 plus .0032737 (the monthly equivalent of an effective annual rate of 4.0%), subtracting the value at the beginning of the policy month, and multiplying the result (the “net amount at risk”) by the applicable cost of insurance rate as determined by the Company.

The current Cost of Insurance Charge may be less than the guaranteed Cost of Insurance Charge, but it will never exceed the maximum Cost of Insurance Charge. A schedule of guaranteed maximum cost of insurance rates is part of your policy.

Administrative Fee

There is a flat monthly deduction of $10 in all years.

For the first ten policy years from issue date or increase in specified amount, there is an additional charge that varies with the insured’s age, sex, and premium class. This charge

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will never exceed $2.56 per $1,000 of Initial specified amount or increase in specified amount. This fee compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

Policy Loan Interest

If you borrow against your policy, interest will be charged to the Loan Account value. The annual effective interest rate is 5.0% in years 1-10, 4.1% in years 11 and beyond. We will credit 4.0% interest on the Loan Account value in all years.

Rider Charges

The following paragraphs describe the charges for the riders listed below.  The features of the riders available with this policy and any limitations on the selection of riders are discussed in the section headed “Riders”.

Waiver of Monthly Deduction Rider. The monthly charge for this benefit is equal to the sum of all other covered monthly charges for the policy and all riders, multiplied by a percentage. The percentage depends on the age, underwriting category and gender of the insured. The maximum percentage is 12.0%. If you have elected this rider, a table of percentages appears on the rider pages in your policy.

Estate Tax Repeal Rider. There is a $250 one-time charge at issue for this rider.

Overloan Protection Rider.  There is a one-time charge for this rider if you choose to elect the benefit. This charge will not exceed 5.0% of the then current Accumulation Value.

Premium Reserve Rider.  We deduct 4.0% from each Premium Payment you direct to this rider.  Transfers of Premium Reserve Rider Accumulation Value from this rider to the policy may be subject to a charge of 3.0% of amount transferred during policy years 1 — 10.  Premium Reserve Rider Accumulation Value allocated to the Premium Reserve Separate Account is subject to the mortality and expense risk charge (which does not exceed 0.60% for policy years 1 — 10 and 0.20% for policy years 11 and later).  In addition, if you request a loan from the Premium Reserve Rider Accumulation Value, interest is charged at the same rate as for policy loans.

YOUR INSURANCE POLICY

Your policy is a life insurance contract that provides for a death benefit payable on the death of the insured. The policy and the application constitute the entire contract between you and Lincoln Life.

We may add, change or eliminate any underlying funds that the Separate Account or the Sub-Accounts invest in, subject to state and federal laws and regulations. We may substitute a new fund for one that is no longer available for investment, or is no longer

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suitable for the policy. We will obtain any required approvals from policy owners, the SEC, and state insurance regulators before substituting any funds.

We may choose to add or remove Sub-Accounts as investment options under the policies, based on marketing needs or investment conditions. If we change any Sub-Accounts or substitute any funds, we will make appropriate endorsements to the policies.

If we obtain appropriate approvals from policy owners and securities regulators, we may:

•  change the investment objective of the Separate Account;

•  operate the Separate Account as a management investment company, unit   investment trust, or any other form permitted under applicable securities laws;

•  deregister the Separate Account; or

•  combine the Separate Account with another separate account.

We will notify you of any change that is made.  (See section headed “Transfer Fee” for explanation of an additional right to transfer accumulation values from a Sub-Account when its investment objective changes.)

The policy includes policy specifications pages.  These pages provide important information about your policy such as: the identity of the insured and owner; Policy Date; the Initial specified amount; the death benefit option selected; issue age; Planned Premium Payment; Surrender Charges; expense charges and fees; and guaranteed maximum cost of insurance rates.

When your policy is delivered to you, you should review it promptly to confirm that it reflects the information you provided in your application. If not, please notify us immediately.

The policy is nonparticipating. This means that no dividends are payable to you. In addition, your policy does not share in the profits or surplus earnings of the Company.

Before purchasing the policy to replace, or to be funded with proceeds from an existing life insurance policy or annuity, make sure you understand the potential impact. The insured will need to prove current insurability and there may be a new contestable period for the new policy. The death benefit and policy values may be less for some period of time in the new policy.

The “Policy Date” is the date on which we begin life insurance coverage under the policy if you have paid your initial premium with your application.  If you have not paid your initial premium with your application, your life insurance coverage will begin on the day we receive your initial premium. The Policy Date is also the date from which policy years, Policy Anniversary, Monthly Anniversary Days, policy months, premium due dates, and age are determined.

Once your policy is in force, the effective date of payments and requests you send us is usually determined by the day and time we receive them.

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We allow telephone or other electronic transactions when you complete our authorization form and return it to us. Contact our Administrative Office for information on permitted electronic transactions and authorization for electronic transactions.

Any telephone or other electronic transmission, whether it is yours, your service provider’s, your agent’s, or ours, can experience outages or slowdowns for a variety of reasons. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you should send your request in writing to our Administrative Office.

Application

If you decide to purchase a policy, you must first complete an application. A completed application identifies the proposed insured and provides sufficient information to permit us to begin underwriting risks in the policy. We require a medical history and examination of the proposed insured. Based on our review of medical information about the proposed insured, we may decline to provide insurance, or we may place the proposed insured in a special underwriting category. The monthly Cost of Insurance Charge deducted from the policy value after issue varies depending on the age, gender and underwriting category of the insured.

A policy may only be issued upon receipt of satisfactory evidence of insurability, and generally when the insured is at least age 15 and at most age 85. Age will be determined by the nearest birthday of the insured.

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who applies for a policy. When you apply for a policy, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We, or our agent, may also ask to see your driver’s license, photo i.d. or other identifying documents.

Owner

The Owner on the date of issue is designated in the policy specifications. You, as Owner, will make the following choices:

1)  initial death benefit amount and death benefit option;

2)  optional riders;

3)  the amount and frequency of Premium Payments; and

4)  the amount of Net Premium Payment to be allocated to the selected Sub-Accounts or the Fixed Account.

You are entitled to exercise rights and privileges of your policy as long as the insured is living. These rights generally include the power to select the Beneficiary, request Policy Loans, make Partial Surrenders, surrender the policy entirely, request a Reduction in specified amount, name a new Owner, and assign the policy. You must inform us of any

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change in writing. We will record change of Owner and Beneficiary forms to be effective as of the date of the latest signature on the request.

Right to Examine Period

You may return your policy to us for cancellation within 45 days after the application is signed or ten days after you receive it (60 days after receipt for policies issued in replacement of other insurance). This is called the right to examine period. If the policy is returned for cancellation within the right to examine period, we will refund to you the greater of (a) all Premium Payments less any Indebtedness; or (b) the sum of (i) the Accumulation Value less any Indebtedness, on the date the returned policy is received by us, plus (ii) any charges and fees under the policy’s terms. If a Premium Payment was made by check, there may be a delay until the check clears.

Any Net Premium Payments received by us within ten days of the date the policy was issued will be held in the Money Market Sub-Account. At the end of that period, it will be allocated to the Sub-Accounts and the Fixed Account, if applicable, which you designated. If the policy is returned for cancellation within the right to examine period, we will return to you the greater of (a) all Premium Payments less any Indebtedness; or (b) the sum of (i) the Accumulation Value less any Indebtedness, on the date the returned policy is received by us, plus (ii) any charges and fees under the policy’s terms.

Initial Specified Amount

You will select the Initial Specified Amount of death benefit on the application. This may not be less than $100,000. This amount, in combination with a death benefit option, will determine the initial death benefit. The Initial Specified Amount is shown on the policy specifications page.

Transfers

You may make transfers among the Sub-Accounts and the Fixed Account, subject to certain provisions. You should carefully consider current market conditions and each fund’s objective and investment policy before allocating money to the Sub-Accounts.

During the first policy year, transfers from the Fixed Account to the Sub-Accounts may be made only as provided for in the Dollar cost averaging or Automatic rebalancing program described below. The amount of all transfers from the Fixed Account in any other policy year may not exceed the greater of:

1)  25% of the Fixed Account value as of the immediately preceding Policy Anniversary, or

2)  the total dollar amount transferred from the Fixed Account in the immediately preceding policy year.

Up to 24 transfer requests (a request may involve more than a single transfer) may be made in any policy year without charge. We may limit transfers from the Fixed Account at any time.

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Requests for transfers must be made in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing, subject to our consent.

Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of accumulation units. This will be based on the accumulation unit values determined after our Administrative Office receives a request in writing or adequately authenticated electronic transfer request. Transfer and financial requests received in good order before 4:00 P.M. Eastern time on a business day will normally be effective that day.

Market Timing

Frequent, large, or short-term transfers among Sub-Accounts and the Fixed Account, such as those associated with “market timing” transactions, can affect the underlying funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund’s portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our policy owners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the “Market Timing Procedures”). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Sub-Accounts and the Fixed Account that may affect other policy owners or fund shareholders.

In addition, the underlying funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among Sub-Accounts.  While we reserve the right to enforce these policies and procedures, policy owners and other persons with interests under the policies should be aware that we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the funds.

However, under the SEC rules, we are required to: (1) enter into written agreement with each underlying fund or its principal underwriter that obligates us to provide to the underlying fund promptly upon request certain information about the trading activity of individual policy owners, and (2) execute instructions from the underlying fund to restrict or prohibit further purchases or transfers by specific policy owners who violate excessive trading policies established by the underlying funds.

You should be aware that the purchase and redemption orders received by underlying funds generally are “omnibus” orders from intermediaries such as retirement plans or separate accounts to which premium payments and cash values of variable insurance policies are allocated.  The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance policies.  The omnibus nature of these orders may limit the underlying funds’ ability to apply their respective disruptive trading policies and procedures.  We cannot guarantee that the underlying funds (and thus our policy owners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may purchase the underlying funds.  In addition, if an underlying fund believes that an omnibus order we submit may reflect one or more transfer requests from policy owners engaged in disruptive trading activity, the underlying fund may reject the entire omnibus order.

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Our Market Timing Procedures detect potential “market timers” by examining the number of transfers made by policy owners within given periods of time. In addition, managers of the funds might contact us if they believe or suspect that there is market timing. If requested by a fund company, we may vary our Market Timing Procedures from Sub-Accounts to Sub-Accounts to comply with specific fund policies and procedures.

We may increase our monitoring of policy owners who we have previously identified as market timers. When applying the parameters used to detect market timers, we will consider multiple contracts owned by the same policy owner if that policy owner has been identified as a market timer. For each policy owner, we will investigate the transfer patterns that meet the parameters being used to detect potential market timers. We will also investigate any patterns of trading behavior identified by the funds that may not have been captured by our Market Timing Procedures.

Once a policy owner has been identified as a “market timer” under our Market Timing Procedures, we will notify the policy owner in writing that future transfers (among the Sub-Accounts and/or the Fixed Account) will be temporarily permitted to be made only by original signature sent to us by U.S. mail, standard delivery for the remainder of the policy year. Overnight delivery or electronic instructions (which may include telephone, facsimile, or Internet instructions) submitted during this period will not be accepted. If overnight delivery or electronic instructions are inadvertently accepted from a policy owner that has been identified as a market timer, upon discovery, we will reverse the transaction within 1 to 2 business days of our discovery. We will impose this “original signature” restriction on that policy owner even if we cannot identify, in the particular circumstances, any harmful effect from that policy owner’s particular transfers.

Policy owners seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect such transfer activity may be limited by operational systems and technological limitations. The identification of policy owners determined to be engaged in such transfer activity that may adversely affect other policy owners or fund shareholders involves judgments that are inherently subjective. We cannot guarantee that our Market Timing Procedures will detect every potential market timer. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the funds. This may result in lower long-term returns for your investments.

Our Market Timing Procedures are applied consistently to all policy owners. An exception for any policy owner will be made only in the event we are required to do so by a court of law. In addition, certain funds available as investment options in your contract may also be available as investment options for owners of other, older life insurance policies issued by us.

Some of these older life insurance policies do not provide a contractual basis for us to restrict or refuse transfers which are suspected to be market timing activity. In addition, because other insurance companies and/or retirement plans may invest in the funds, we cannot guarantee that the funds will not suffer harm from frequent, large, or short-term transfer activity among Sub-Accounts and the Fixed Accounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

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In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity, to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). If we modify our Market Timing Procedures, they will be applied uniformly to all policy owners or as applicable to all policy owners with policy values allocated to Sub-Accounts investing in particular underlying funds. We also reserve the right to implement and administer redemption fees imposed by one or more of the funds in the future.

Some of the underlying funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the underlying fund’s investment adviser, the underlying fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected.  To the extent permitted by applicable law, we reserve the right to defer or reject a transfer request at any time that we are unable to purchase or redeem shares of any of the funds in which the Separate Account invests, including any refusal or restriction on purchases or redemptions of the Sub-Account units as a result of the funds’ own policies and procedures on market timing activities.  If a fund refuses to accept a transfer request we have already processed, we will reverse the transaction within 1-2 business days of the day on which we receive notice of the refusal. We will notify you in writing if we have reversed, restricted or refused any of your transfer requests. Some of the underlying funds may also impose redemption fees on short-term trading (i. e., redemptions of underlying fund shares within a certain number of business days after purchase).  We reserve the right to administer and collect any such redemption fees on behalf of the underlying funds.  You should read the prospectuses of the funds for more details on their ability to refuse or restrict purchases or redemptions of their shares.

Optional Sub-Account Allocation Programs

You may elect to participate in programs for Dollar cost averaging or Automatic rebalancing. There is currently no charge for these programs. You may participate in only one program at any time.

Dollar Cost Averaging systematically transfers specified dollar amounts during the first policy year from the Money Market Sub-Account or the Fixed Account. Transfer allocations may be made to one or more of the Sub-Accounts (not the Fixed Account) on a monthly basis. These transfers do not count against the free transfers available. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, you may reduce exposure to market volatility. Dollar cost averaging will not assure a profit or protect against a declining market.

If the owner elects Dollar cost averaging from either the Money Market Sub-Account or the Fixed Account the value in that account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.

If Dollar cost averaging is desired, it must be elected at issue.

Dollar cost averaging terminates automatically:

1)  if the value in the Money Market Sub-Account or the Fixed Account is insufficient to complete the next transfer;

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2)  seven calendar days after our Administrative Office receives a request for termination in writing or by telephone, with adequate authentication;

3)  on the first Policy Anniversary; or

4)  if your policy is surrendered or otherwise terminates.

Automatic Rebalancing periodically restores to a pre-determined level the percentage of policy value allocated to the Fixed Account and each Sub-Account. The pre-determined level is the allocation initially selected on the application, until changed by the Owner. Your policy will be issued with Automatic rebalancing. When Automatic rebalancing is in effect, all Net Premium Payments allocated to the Sub-Accounts and Fixed Account will be subject to Automatic rebalancing.  Transfers among the Sub-Accounts and the Fixed Account as a result of Automatic rebalancing do not count against the number of free transfers available.  Automatic rebalancing provides a method for reestablishing fixed proportions among your allocations to your Sub-Accounts on a systematic basis.  Automatic rebalancing helps to maintain your allocation among market segments, although it entails reducing your policy values allocated to the better performing segments.  Therefore, you should carefully consider market conditions and the investment objectives of each Sub-Account and underlying fund before electing to participate in Automatic rebalancing.

Automatic rebalancing is available only on a quarterly basis. Automatic rebalancing may be terminated, or the allocation may be changed at any time, by contacting our Administrative Office.

Riders

We may offer you riders to your policy from time to time. Riders may alter the benefits or charges in your policy.  Election of riders may have tax consequences to you. Also, exercising a rider will enhance or restrict the benefits otherwise available under your policy; any such enhancements or restrictions are discussed when the terms of the rider are discussed. (See discussion of each rider in the sub-sections headed “Waiver of Monthly Deduction Rider”, “Change of Insured Rider”, “Estate Tax Repeal Rider”, No-Lapse Enhancement rider”, “Overloan Protection Rider”, and “Premium Reserve Rider”. Consult your financial and tax advisers before adding riders to, or deleting them from, your policy.  Please ask your financial adviser for an illustration that reflects the impact of adding a rider to your policy or deleting a rider form your policy before you make your decision.

Some of the riders discussed below are optional and you must decide whether to apply for those riders.  Optional riders include the Waiver of Monthly Deduction Rider, the Change of Insured Rider, and the Estate Tax Repeal Rider.   The No-Lapse Enhancement Rider, the Premium Reserve Rider, and the Overloan Protection Rider will automatically be included with your policy.

Waiver of Monthly Deduction Rider. If desired, you must select this rider when you initially apply for insurance. Lincoln Life will maintain the death benefit by paying covered monthly

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deductions during periods of disability. Charges for this rider, if elected, are part of the Monthly Deductions.

Change of Insured Rider. With this rider, you may name a new insured in place of the current insured. Underwriting and policy value requirements must be met. The benefit expires on the anniversary nearest to the current insured’s 65th birthday. There is no separate charge for this rider; however policy charges applicable to the new insured may differ from charges applicable to the current insured. Exercising the Change of Insured Rider is a fully taxable event.

Estate Tax Repeal Rider. If desired, you must select this rider when you initially apply for your insurance policy.  You should discuss with your financial and tax advisers whether, and the extent to which, the benefits of this rider would assist you in reaching your long term financial, estate planning, and other goals.  For example, if you and your financial and tax advisers determined that this policy is to be purchased solely for the purpose of reducing federal estate taxes, you should discuss with your financial and tax advisers what impact possible Congressional action (or inaction) with respect to the federal estate tax may have on your estate or other plans.  There is a one-time $250 charge at issue for this rider.

Under the Economic Growth and Tax Relief Reconciliation Act of 2001 (H.R. 1836) (“EGTRRA”), the Federal Estate Tax law will be repealed effective on and after January 1, 2010.  However, EGTRRA also provided that this repeal is only temporary, and unless Congress acts by December 31, 2010 (with such action being retroactively effective as of January 1, 2010) to extend the repeal or to make the repeal permanent, the estate tax will be reinstated on January 1, 2011.

This rider gives you the right to cancel your policy for an amount equal to the Surrender Value of the policy plus any applicable Surrender Charge under certain circumstances.  You may exercise your right under this rider to cancel your policy if (i) the EGTRRA repeal of the Federal Estate Tax law is made permanent; or (ii) the temporary repeal expiration date (that is, January 1, 2011) is extended for at least two years beyond January 1, 2011.

Your right to cancel your policy must be exercised within 12 months from the later of (i) January 1, 2010, or (ii) the date in 2010 upon which legislation is enacted and signed into law which either permanently repeals the Federal Estate Tax law or extends for at least two years the temporary repeal expiration date (that is January 1, 2011).

This rider terminates on the earliest of:

1)  one year from the “start date” (which is the later of (i) January 1, 2010, or (ii) the date in 2010 upon which legislation is enacted and signed into law which either permanently repeals the Federal Estate Tax law or extends for at least two years the temporary repeal expiration date (that is January 1, 2011);

2)  December 31, 2010, provided no legislation has been enacted and signed into law which either permanently repeals the Federal Estate Tax law or extends for at least two years the temporary repeal expiration date (that is January 1, 2011) ;

3)  the date you request termination of the rider;

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4)  termination of your policy; or

5)  Full Surrender of your policy prior to the start date.

If your policy lapses but is reinstated, the rider will likewise be reinstated, provided such reinstatement occurs before 1), 2), or 3) above.

No-Lapse Enhancement Rider. This rider, which is automatically issued with your policy, provides you with a limited benefit in the event that your policy would otherwise lapse.  It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your cash value. Also, it does not provide any type of market performance guarantee.  The duration of lapse protection provided by this rider will be determined monthly, and will vary based on Net Premium Payments made, interest credited, the amount of any Partial Surrenders, and rates and fees for the rider. Payment of premiums higher than the planned premium and interest credited on net premiums will increase the duration of lapse protection. Partial surrenders and the costs of other riders which have their own charges will reduce the duration of lapse protection.

No-Lapse Protection.  If the Net Accumulation Value under the policy is insufficient to cover the Monthly Deductions, the policy will not lapse as long as three conditions are met:

1)  the rider has not terminated (see subsection headed “Rider Termination” for more information about when the rider terminates);

2)  the rider is providing lapse protection (that is, the period during which lapse protection is provided by the rider – also known as the “duration of lapse protection” – has not ended); and

3)  either the “No-Lapse Value” or the “Reset Account Value”, less any Indebtedness, is greater than zero.

We will automatically issue this rider with your policy. There is no charge for this rider.

The rider consists of the no-lapse value provision (the “No-Lapse Value Provision”) and the reset account value provision (the “Reset Account Value Provision”). Under this rider, your policy will not lapse as long as either the No-Lapse Value or the Reset Account Value, less any Indebtedness, is greater than zero. If both the No-Lapse Value and the Reset Account Value, less any Indebtedness, are zero or less, this rider will not prevent your policy from lapsing. The No-Lapse Value and Reset Account Value are reference values only. If the Net Accumulation Value is insufficient to cover the Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing.

If either the No-Lapse Value Provision or the Reset Account Value Provision of this rider is actively preventing the policy from lapsing, that provision will trigger a death benefit which is different from the death benefit otherwise in effect under the policy. Each provision triggers a different death benefit, as described in more detail below. The change to a death benefit triggered by either provision under this rider is not permanent. If subsequent premium payments create Accumulation Value sufficient to cover the accumulated, if any, as well as

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current Monthly Deductions, the death benefit triggered by either rider provision will no longer apply, and the death benefit will be restored to the death benefit option in effect under the policy. There is no limit on the number of times we allow death benefits to be restored in this manner. Refer to the section headed “Death Benefits” for more information.

We calculate the No-Lapse Value and Reset Account Value based on a set of rates and fees which are reference rates and reference fees only and are used solely for the purpose of calculating benefits provided by the rider. They will be referred to as the “Reference Rates and Fees”.   The Reference Rates and Fees used for this rider are not charges and fees imposed on your policy and differ from the rates and fees we use to calculate the Accumulation Value of the policy.

Each provision’s value is based on a set of Reference Rates and Fees unique to that provision. The No-Lapse Value Reference Rates and Fees are the No-Lapse Premium Load and No-Lapse Monthly Deduction for a policy month (which includes the No-Lapse Monthly Cost of Insurance, the cost of any additional benefits provided by other riders that have their own charges, and the No-Lapse Monthly Administrative Fee).  The Reset Account Value Reference Rates and Fees are the Reset Account Premium Load and the Reset Account Monthly Deduction for a policy month (which includes the Reset Account Monthly Cost of Insurance, the cost of any additional benefits provided by other riders that have their own charges, and the Reset Account Monthly Administrative Fee).

At the time we issue the policy, we fix the schedules of Reference Rates and Fees for the life of the policy. Refer to the No-Lapse Enhancement Rider form issued with your policy for more information about the actual schedules of Reference Rates and Fees applicable to your policy.

The No-Lapse Value.  On each Monthly Anniversary Day (see section headed “Policy Charges and Fees” for a discussion of “Monthly Anniversary Day”), the No-Lapse Value will be calculated as 1), plus 2), plus 3), minus 4), minus 5), minus 6) where:

1)  is the No-Lapse Value on the preceding Monthly Anniversary Day;

2)  is all Net Premium Payments received since the preceding Monthly Anniversary Day;

3)  is accumulated interest credited to the No-Lapse Value since the preceding Monthly Anniversary Day;

4)  is the amount of any Partial Surrenders (i.e., withdrawals) under the policy since the preceding Monthly Anniversary Day ;

5)  is the No-Lapse Monthly Deduction for the month following the Monthly Anniversary Day; and

6)  is the Surrender Charge for any Reduction in specified amount on the Monthly Anniversary Day.

Reductions in specified amounts only become effective on the Monthly Anniversary Day on or next following the day on which the reduction is approved (see section headed “Surrender Charges – Reduction in Specified Amount” for further information).

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On any day other than a Monthly Anniversary Day, the No-Lapse Value will be the No-Lapse Value as of the preceding Monthly Anniversary Day, plus all Net Premium Payments received since the preceding Monthly Anniversary Day, less Partial Surrenders, plus accumulated interest credited to the No-Lapse Value.

The No-Lapse Value on the Policy Date will be the initial Net Premium Payment received less the No-Lapse Monthly Deduction for the first policy month.

The No-Lapse Monthly Deduction is the No-Lapse Monthly Cost of Insurance, plus the monthly charge, if any, for other riders, and plus the No-Lapse Monthly Administrative Fee.  The No-Lapse Monthly Cost of Insurance and the No-Lapse Monthly Administrative Fee are Reference Rates and Fees only, are not charges and fees imposed on your policy, and are used solely for the purpose of calculating benefits provided by the rider.  These Reference Rates and Fees differ in amount from the policy Cost of Insurance Charge and policy monthly Administrative Fee used to calculate Accumulation Value under your policy.

The Reset Account Value.  On each Monthly Anniversary Day (see section headed “Policy Charges and Fees” for a discussion of “Monthly Anniversary Day”), the Reset Account Value will be calculated as 1), plus 2), plus 3), minus 4), minus 5), minus 6) where:

1)  is the Reset Account Value on the preceding Monthly Anniversary Day;

2)  is all Net Premium Payments received since the preceding Monthly Anniversary Day;

3)  is accumulated interest credited to the Reset Account Value since the preceding Monthly Anniversary Day;

4)  is the amount of any Partial Surrenders (i.e., withdrawals) under the policy since the preceding Monthly Anniversary Day;

5)  is the Reset Account Monthly Deduction for the month following the Monthly Anniversary Day; and

6)  is the Surrender Charge for any Reduction in specified amount on the Monthly Anniversary Day.

Reductions in specified amounts only become effective on the Monthly Anniversary Day on or next following the day on which the reduction is approved (see section headed “Surrender Charges – Reduction in Specified Amount” for further information).

On any day other than a Monthly Anniversary Day, the Reset Account Value will be the Reset Account Value as of the preceding Monthly Anniversary Day, plus all Net Premium Payments received since the preceding Monthly Anniversary Day, less Partial Surrenders, plus accumulated interest credited to the Reset Account Value.

The Reset Account Value on the Policy Date will be the initial Net Premium Payment received less the Reset Account Monthly Deduction for the first policy month.

The Reset Account Monthly Deduction is the Reset Account Monthly Cost of Insurance, plus the monthly charge, if any, for other riders, and plus the Reset Account Monthly Administrative Fee.  The Reset Account Monthly Cost of Insurance and the Reset Account

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Monthly Administrative Fee are Reference Rates and Fees only, are not charges and fees imposed on your policy, and are used solely for the purpose of calculating benefits provided by the rider.  These Reference Rates and Fees differ in amount from the policy Cost of Insurance Charge and policy monthly Administrative Fee used to calculate Accumulation Value under your policy.

On each Policy Anniversary, the Reset Account Value may increase to reflect positive investment performance. If the Reset Account Value on any Policy Anniversary is less than the Accumulation Value on that same policy anniversary, the Reset Account Value will be increased to equal the Accumulation Value. Refer to the No-Lapse Reset Account Provision of the No-Lapse Enhancement Rider attached to your policy.

Death Benefits Under the Policy and the Rider.  You will select a “guaranteed minimum death benefit” on the application for your policy. This Guaranteed Minimum Death Benefit will be used in determining the actual Death Benefit Proceeds provided by the No-Lapse Value Provision of this rider.  The Guaranteed Minimum Death Benefit you select under the provisions of the No-Lapse Enhancement Rider will only affect the Death Benefit Proceeds payable under the terms of this rider if the rider is actively preventing the policy from lapsing.  It will be shown on the policy specifications page.

The initial Guaranteed Minimum Death Benefit you select must be between 70% and 100% of the Initial Specified Amount for the policy. The higher the percentage you select, the higher the ongoing premium payments which will be required to maintain a No-Lapse Value and/or Reset Account Value greater than zero. If the policy specified amount is later decreased below the Guaranteed Minimum Death Benefit, the Guaranteed Minimum Death Benefit will automatically decrease to equal the specified amount as of the same effective date. If the policy specified amount is later increased, the Guaranteed Minimum Death Benefit will not automatically increase.

If the Net Accumulation Value is sufficient to cover the accumulated, if any, and current Monthly Deductions, the death benefit payable will be determined by the death benefit option in effect. Refer to the section headed “Death Benefits” for more information.

If the Net Accumulation Value is insufficient to cover the accumulated, if any, and current Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing. Each provision triggers a different death benefit.

If the No-Lapse Value Provision is actively keeping the policy from lapsing, the death benefit (the “No-Lapse Provision Death Benefit”) is the Guaranteed Minimum Death Benefit less any Indebtedness and less any Partial Surrenders (i.e., withdrawals) received by the policy owner after the date of insured’s death.  This death benefit may be less than the specified amount of the policy.

If the Reset Account Value Provision is actively keeping the policy from lapsing, the death benefit (the “Reset Account Value Provision Death Benefit”) is the greater of:

1)              a)  the lesser of

i.                    the current specified amount and

ii.      Initial specified amount), minus

b)  Indebtedness, and minus

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c)  any Partial Surrenders (i.e., withdrawals) received by the policy owner after the date of death; or

2)              an amount equal to the Reset Account Value multiplied by the applicable percentage shown in the corridor percentages table of the policy specifications, less any Indebtedness and less any Partial Surrenders after the date of death.

If the requirements of both of the No-Lapse Value Provision and Reset Account Value Provision are met, the death benefit payable will be the greater death benefit amount triggered by either of the provisions. Refer to the section headed “Death Benefits” for more information.

If this No-Lapse Enhancement Rider prevents the policy from lapsing, and subsequent Premium Payments are made such that the Accumulation Value is sufficient to cover the Monthly Deductions, the death benefit payable will be determined by the death benefit option in effect.  During the period that the rider is preventing the policy from lapsing, the Monthly Deductions under your policy, which consist of the monthly Cost of Insurance Charge, the monthly cost of any riders, and the monthly Administrative Fee, will continue and will be accumulated.  A statement will be sent to you, at least annually, which reflects the accumulated amount of those deductions.  If the rider terminates for any reason, the accumulated and current Monthly Deduction would have to be paid to prevent lapse, and we will send you a notice stating the amount of premiums you would be required to pay to keep your policy in force (see section headed “Lapse and Reinstatement”).

The following examples demonstrate for the policy described below the death benefit under the policy as well as the death benefits calculated under both the No-Lapse Value Provision and the Reset Account Value Provision of the No-Lapse Enhancement Rider.  The column headed “No-Lapse Enhancement Rider Death Benefit” shows the amount of the benefit which would be paid if the Rider were preventing lapse.  That death benefit is the greater of the amounts provided by the No-Lapse Value Provision and the Reset Account Value Provision.

•                  Insured:  Male Standard Non-tobacco, age 55

•                  Specified Amount:  $1,000,000

•                  Annual premium payment:  $18,500 paid annually at or before the beginning of each of the first 30 policy years

•                  No Indebtedness on the policy

•                  Death Benefit Option:  1 (level)

•                  Benefit Selection Option:  Not Elected

•                  Assumed Investment Return:  8.00% gross (7.26% net)

•                  No-Lapse Provision Guaranteed Minimum Death Benefit Percentage = 90% of Initial specified amount

End of Year	Age	Accumulation Value	Policy Death Benefit	No-Lapse Provision Death Benefit	Reset Account Value Provision Death Benefit	No-Lapse Enhancement Rider Death Benefit
10	65	96,229	1,000,000	900,000	1,000,000	1,000,000
20	75	294,510	1,000,000	900,000	1,000,000	1,000,000
30	85	584,424	1,000,000	900,000	—	900,000
40	95	745,856	1,000,000	900,000	—	900,000
50	105	1,114,200	1,114,200	900,000	—	900,000

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The above example shows a policy that has sufficient Accumulation Value to remain in force.  Thus, the No-Lapse Enhancement Rider is not needed to prevent the policy in the example above from lapsing.   In this example, the death benefit option selected by the policy owner will determine the amount payable upon the death of the insured.

The example below uses all of the same assumptions as are used for the example above, except for the Assumed Investment Return set forth below:

•      Assumed Investment Return:  0.00% gross (-0.74% net)

End of Year	Age	Accumulation Value	Policy Death Benefit	No-Lapse Provision Death Benefit	Reset Account Value Provision Death Benefit	No-Lapse Enhancement Rider Death Benefit
10	65	55,201	1,000,000	900,000	1,000,000	1,000,000
20	75	92,217	1,000,000	900,000	1,000,000	1,000,000
25	80	48,650	1,000,000	900,000	1,000,000	1,000,000
30	85	—	—	900,000	—	900,000
40	95	—	—	900,000	—	900,000
50	105	—	—	900,000	—	900,000

The second example shows a policy in which the Accumulation Value declines to 0 in between policy years 25 and 30.  At that point, the No-Lapse Enhancement Rider will keep the policy from lapsing.  The No-Lapse Enhancement Rider Death Benefit is the greater of the No-Lapse Provision Death Benefit and the Reset Account Value Death Benefit.  Therefore, once the rider begins to prevent lapse, it will provide a Guaranteed Minimum Death Benefit of $900,000 (as elected by the policy owner at the time of application for the policy).  In this example, the death benefit provided by the No-Lapse Enhancement Rider is less than the death benefit which would have been payable under the death benefit selected by the policy owner had the Accumulation Value been sufficient to keep the policy in force without the No-Lapse Enhancement Rider.

The No-Lapse Enhancement Rider can provide benefits when your policy’s Accumulation Value is insufficient to prevent a policy lapse, which would otherwise terminate all policy coverage.  Rider benefits can prevent a policy lapse when the policy’s Accumulation Value is reduced by deductions for policy charges and fees, poor investment performance, partial surrenders of Accumulation Value, Indebtedness for Policy Loans, or any combination of these factors.

Automatic Rebalancing Required.  You must maintain Automatic rebalancing in order to keep this rider in effect. Automatic rebalancing will be in effect when the policy is issued. If you discontinue Automatic rebalancing after the policy is issued, this rider will terminate. After this rider terminates, the policy will remain in force only if the Accumulation Value is sufficient to cover the Monthly Deductions. Refer to the section headed “Optional Sub-Account Allocation Programs” for more information about Automatic rebalancing.

We reserve the right to restrict your allocation to certain Sub-Accounts to a maximum of 40% of the policy Accumulation Value in order to keep this rider in effect.  While we currently do not restrict your allocation rights, your policy will include a listing of the Sub-Accounts available as of the Policy Date to which allocation may be so restricted.  The decision to enforce this restriction will be based on an annual review of the Separate Account investments of all owners of this product. If we determine that the investments of all owners are highly concentrated in certain Sub-Accounts, then Sub-Accounts with higher concentrations than anticipated will be subject to the restriction. Any restriction will apply to

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all owners of this product. If such a restriction is put in place in the future, you will be notified in writing and advised if it is necessary to reallocate the policy Accumulation Value or subsequent Premium Payments among Sub-Accounts which are not subject to the restriction and advised of the steps you will need to take, if any, in order to keep the rider in effect.  We will not reallocate the Accumulation Value to comply with any such restriction except pursuant to your instructions. You may provide instructions for reallocation in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing. If you choose not to reallocate the Accumulation Value of your policy to comply with a Sub-Account restriction, this rider will terminate.  If this rider is actively preventing the policy from lapsing and this rider terminates as a result of the owner’s failure to comply with a Sub-Account restriction, then the policy will lapse.

Duration of No-Lapse Protection.  The duration of the no-lapse coverage will be determined monthly by referencing the No-Lapse Account Value and the Reset Account Value. The duration is determined by projecting the first Monthly Anniversary Day on which future deductions for the rider rates and fees would cause both the No-Lapse Value and Reset Account Value to reach zero. Because the duration is recalculated on a monthly basis, higher Premium Payments and credited interest will increase the duration, while Partial Surrenders and adjustments for rider Reference Rates and Fees will reduce the duration. In general, later Premium Payments are credited with less interest over time, resulting in a lower No-Lapse Value and Reset Account Value, and a shorter duration of no-lapse protection.

The duration of the lapse protection provided by this rider may be reduced if:

1)  premiums or other deposits are not received on or before their due date; or

2)  you initiate any policy change that decreases the No-Lapse Value or Reset Account Value under the policy. These changes include, but are not limited to, Partial Surrenders, Policy Loans, increases in specified amount, and changes in death benefit option.

The Company will determine the duration of the lapse protection based on the situation in 1) and 2) above by recalculating the No-Lapse Value and the Reset Account Value. In general, later Premium Payments are credited with less interest over time, resulting in a lower No-Lapse Value and Reset Account Value. A lower No-Lapse Value or Reset Account Value will reduce the duration of lapse protection. The following example shows the impact of delayed Premium Payments on the duration of lapse protection:

Sample Policy

•  Insured: Male Standard Non-tobacco, age 55

•  Specified amount: $1,000,000

•  Benefit Selection Option:  Not elected

•  Planned annual premium payment: $13,000

Duration of lapse protection:

1)  if premiums are received on the planned payment date each year: 326 months; or

2)  if premiums are received 30 days after the planned payment date each year: 322 months.

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The impact of late Premium Payments on the duration of the lapse protection varies by policy. If both the No-Lapse Value and the Reset Account Value, less any Indebtedness, are zero or less, this rider will not prevent your policy from lapsing. Payment of sufficient additional premiums while this rider remains in force will increase one or both of the values to an amount greater than zero, and the rider will provide lapse protection. You may obtain information about your policy’s current duration of lapse protection and the impact that late Premium Payments may have on that duration by requesting a personalized policy illustration from your financial adviser.

Rider Termination.  This rider and all rights provided under it will terminate automatically upon the earliest of the following:

1)  the insured reaches age 121; or

2)  surrender or other termination of the policy; or

3)  Automatic rebalancing is discontinued; or

4)  an allocation restriction requirement is not met within 61 days of notification to you of such a requirement.

If the policy terminates and is reinstated, this rider will likewise be reinstated unless the rider terminated before the policy terminates.

Benefit Selection Option.  When you apply for the policy, you may elect the Benefit Selection Option.

With this option, you can select a balance between potentially greater Accumulation Value and the death benefit protection provided by the No-Lapse Enhancement Rider.  When considering this option, you should consider the amount of market risk which is appropriate for you and your circumstances.  This option is designed to reduce the charges for the per $1,000 of specified amount monthly administrative expense fee (the “Monthly Administrative Expense Fee”) deducted from your policy and thereby reduce the cost of the death benefit provided by your policy.  Therefore, if you elect to reduce the death benefits provided by this rider by electing a Benefit Selection Option percentage greater than zero, you will reduce the monthly charges deducted from your policy’s Accumulation Value.

By reducing the monthly charges deducted from your policy’s Accumulation Value, you have the opportunity to have a larger Accumulation Value allocated to the Fixed Account and invested in the Sub-Accounts, but will receive reduced death benefit protection provided by the No-Lapse Enhancement Rider.

When you elect this option, you choose to reduce the benefits provided by the No-Lapse Enhancement Rider in exchange for reduced Monthly Administrative Expense Fees.  The reduced policy Monthly Administrative Expense Fee will be displayed in your policy specifications.  However, when the Benefit Selection Option is elected, your choice of a Benefit Selection Option percentage greater than zero will increase the no-lapse reference per $1,000 of specified amount monthly administrative fees, and, therefore, the premiums which you must pay in order to meet the requirements of the No-Lapse Enhancement Rider will increase.  (Refer to the section headed “No-Lapse Enhancement Rider” for discussion of

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how Rider values are calculated.)  The higher the percentage you select for the Benefit Selection Option, the larger the increase in the no-lapse reference per $1,000 of specified amount Monthly Administrative Fees and the higher the premiums you must pay in order to meet the requirements of the Rider.

The following example shows two policies on the same insured. In the first example, the Benefit Selection Option was not elected; and in the second example the Benefit Selection Option was elected:

Male, 55 Year Old, Standard Non-tobacco

Benefit Selection Option	Monthly Administrative Expense Fee	No-Lapse Monthly Administrative Expense Reference Fee	Result
Election: None	$0.5133 per thousand of Specified Amount (higher)	$0.1333 per thousand of Specified Amount (lower)	This option offers the best no-lapse protection available. The price of the protection is reflected in the higher Monthly Administrative Expense Fee.

Election: 100%	$0.0683 per thousand of Specified Amount (lower)	$0.2333 per thousand of Specified Amount (higher)

This option offers the least amount of no-lapse protection. The Monthly Administrative Expense Fee is reduced in exchange. Therefore, this option allows more money to be invested in the Sub-Accounts or allocated to the Fixed Account. However, the premiums which you must pay in order to satisfy the no-lapse requirements of the rider will increase.

You elect this option by selecting a percentage from 1 to 100%. This election must be made at Policy issue and is irrevocable.  The impact of selecting a Benefit Selection Option percentage greater than zero on your policy is best shown in an illustration.  Please ask your registered representative for illustrations which demonstrate the impact of electing various Benefit Selection Option percentages greater than zero.

If elected, the percentage you select under this option will be shown in your policy specifications.  Once your policy is issued with the Benefit Selection Option, you may not change the percentage you selected nor may you terminate your election.

Overloan Protection Rider.  If this rider is issued with your policy, you meet the requirements as described in this rider and have elected this benefit, your policy will not lapse solely based on Indebtedness exceeding the Accumulation Value less the Surrender Charges. It is

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a limited benefit, in that it does not provide any additional death benefit or any increase in Accumulation Value. Also, it does not provide any type of market performance guarantee.

There is no charge for adding this rider to your policy. However, if you choose to elect this benefit, there is a one-time charge which will not exceed 5.0% of the then current Accumulation Value. Once you elect the benefit, certain provisions of your policy will be impacted as described in the rider.

Premium Reserve Rider.  We will automatically issue this rider with your policy.  The rider allows you to pay premiums in addition to those you plan to pay for your policy and to have such amounts accumulate in the same manner as if they had been allocated to your policy without, as detailed in the rider, being subject to all charges and expenses of your policy.  For example, this rider can be used to fund future Premium Payments if needed while retaining the flexibility to withdraw such funds from the rider without reducing the Policy’s Specified Amount (or being subject to withdrawal fees or Surrender Charges) in the event the funds are not needed due to favorable investment performance.  Premiums allocated to the Premium Reserve Rider do not increase the policy’s Accumulation Value and, therefore, will not decrease the Net Amount at Risk.  Since the Net Amount at Risk will not be reduced, current Cost of Insurance Charges will not be reduced.  However, the Policy’s death benefit will be increased by the Premium Reserve Rider Accumulation Value less Indebtedness.  The Premium Reserve Rider Accumulation Value is the sum of the (i) values of sub-accounts created for the rider which, but for having been created specifically for the rider, are in all other respects identical to the Sub-Accounts (the “Premium Reserve Rider Sub-Accounts”), (ii) values held in the portion of the Fixed Account created specifically for the rider (the “Premium Reserve Rider Fixed Account”), and values held in the Premium Reserve Rider Loan Account (see section headed “Policy Loans” for a discussion of borrowing against the Premium Reserve Rider Accumulation Value).

A premium load of 4.0% (known as the Premium Reserve Rider Premium Load) will be deducted from each amount allocated to this rider.

Net Premium Reserve Rider premiums will be allocated to the Premium Reserve Rider Sub-Accounts and/or the Premium Reserve Rider Fixed Account using the same premium allocation instruction that you have provided to us for allocating premiums which you direct to your policy.

Calculations of the values of the Premium Reserve Rider Sub-Accounts apply the same daily mortality and expense risk charge as would have been deducted if the premiums had been allocated to your policy; however, the Monthly Deductions for your policy, which include the amount of the Cost of Insurance Charge and the Administrative Fee, and charges for riders to your policy other than this rider will not be reflected.

You may request us to transfer all or part of the Premium Reserve Rider’s Accumulation Value to your policy at any time.

Transfers of the Premium Reserve Rider Accumulation Value to your policy are subject to a deduction of 3.0% from each amount transferred (the 3.0% charge is called the Premium Reserve Rider Transfer Load) if such transfers are made (either automatically, as discussed below, or at your request) in the first ten policy years.  The Premium Reserve Rider Transfer Load is imposed by the Company if Premium Reserve Rider Accumulation Value is transferred to the policy during the first 10 policy years.  This charge is made to help cover

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the costs associated with providing the increased policy benefits created as a result of the increased policy values.

You may also request that part (or all) of the Premium Reserve Rider’s Net Accumulation Value (that is, the Premium Reserve Rider Accumulation Value less the amount of the Premium Reserve Rider Loan Account and any interest accrued on the Premium Reserve Rider Loan Account but not deducted) be paid to you in cash, and no Surrender Charge or other fee will be deducted from the amount paid to you.  We limit the amount of the Premium Reserve Rider’s Net Accumulation Value available to be withdrawn to the extent the policy’s Net Accumulation Value does not cover the policy’s Surrender Charges at the time of the withdrawal.  Upon Full Surrender of the policy, if the policy’s Net Accumulation Value does not cover the policy’s Surrender Charges, any shortfall will be deducted from any available Premium Reserve Rider Net Accumulation Value.

No other policy charges or fees will be deducted from the amount allocated to the Premium Reserve Rider.

In addition, after policy year 10, subject to certain limitations (which relate to meeting the requirement that sufficient value remains to maintain the duration of lapse protection provided under the No-Lapse Enhancement Rider until the insured reaches age 121 — see section headed “No-Lapse Enhancement Rider”), you may request transfers from the policy’s Net Accumulation Value to the Premium Reserve Rider for allocation to the Premium Reserve Rider’s Sub-Accounts and Fixed Account.  Transfers between the policy and the rider will not be counted against the number of free transfers permitted by the policy.

The rider provides for the automatic transfer of the entire Premium Reserve Rider Accumulation Value to the policy in the event

1)  the Net Accumulation Value under your policy is insufficient to maintain your policy in force and the No-Lapse Enhancement Rider described above is not at the time preventing your policy from lapsing; and

2)  you do not pay at least the amount set forth in the lapse notice and your payment is not received by us before the end of the Grace Period.

If the Premium Reserve Rider Accumulation Value (less the Premium Reserve Rider Transfer Load of 3.0% if the transfer is made during the first 10 policy years) on the day the Grace Period ends is insufficient to meet the amount then due, your policy will lapse without value.

If this rider is in force at the time you request a loan on or Partial Surrender of your policy, any such loan or Partial Surrender will be made first from any Premium Reserve Rider Accumulation Value and when the Premium Reserve Rider Accumulation Value is reduced to zero, then from the Accumulation Value of your policy. Loan interest will be charged and credited to any Premium Reserve Rider loans on the same basis as the policy.  Please refer to the section headed “Policy Loans” for a more detailed discussion of Policy Loans, including interest charged on Policy Loans.

In the event of the death of the insured while the rider is in force, any Premium Reserve Rider Accumulation Value less Indebtedness on the date of death will be added to the death benefit if Death Benefit Option 1 is in force and will be added to the policy’s Accumulation Value less Indebtedness on the date of death if Death Benefit Option 2 is in force.  If the

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death benefit is paid pursuant to the No-Lapse Enhancement Rider, the Premium Reserve Rider Accumulation Value less Indebtedness will be added to the death benefit payable under that rider.

The Premium Reserve Rider will terminate at the earlier of the date your policy terminates; the date the entire Premium Reserve Rider Accumulation Value is automatically transferred to your policy to maintain your policy in force; or your written request to terminate the rider is received.  Once terminated, the rider may not be reinstated, and no further Premium Payments may be allocated to it.

Finally, the amount of premiums you may pay, whether you direct them to your policy or to your Premium Reserve Rider are subject to limits which are discussed in the Tax Issues section of the prospectus.

As with your policy, you bear the risk that the investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated.  Adverse investment results will impact the Premium Reserve Rider Accumulation Value and, therefore, the amount of rider accumulation value which may be available to prevent your policy from lapsing or for providing policy benefits.

The Premium Reserve Rider, as discussed above, can help provide additional protection against lapse of your policy.  The Premium Reserve Rider Accumulation Value generated by the additional premiums you pay to the rider may be transferred to the policy either through (i) your voluntarily requesting us to transfer available Premium Reserve Rider Accumulation Value to the policy in the amount needed to prevent lapse (because, for example, you do not have the funds outside of the policy to make the premium payment required to keep the policy in force), or (ii) the rider’s provision for automatically transferring all available Premium Reserve Rider Accumulation Value to the policy should those values be needed to prevent lapse of the policy (because, for example, the payment you do make either is less than the amount requested or is not received by the time set by the terms of the policy).  However, as noted above, if such values are transferred pursuant to the Premium Reserve Rider’s automatic transfer provision, the Premium Reserve Rider will terminate, and the policy owner will permanently lose the ability to allocate any future premium payments to the rider.

As a hypothetical example of how the Premium Reserve Rider might help prevent lapse of your policy, assume that you have had your policy for 11 years and that you have allocated additional premiums to the rider so that your Premium Reserve Rider Accumulation Value at the end of policy year 11 is $25,000.   Further assume that the No-Lapse Enhancement Rider is no longer preventing your policy from lapsing, that the premium required to maintain your policy in force that is due at the beginning of policy year 12 is $15,000, and that you have decided that you wish to minimize your current cash outlays.  If you do not pay the $15,000 premium, you will receive a lapse notice which will tell you that you need to make a premium payment of $15,000 to your policy.  If you wish, you could request (before the end of the Grace Period) that we transfer $15,000 of the Premium Reserve Rider Accumulation Value to the policy.  If you do not so request, we will automatically transfer the entire Premium Reserve Rider Accumulation Value of $25,000 to the policy (and your Premium Reserve Rider will terminate).   In this example, the transfer of $15,000 from your Premium Reserve Rider Accumulation Value to your policy will avoid lapse of the policy.

As a further hypothetical example, again assume that you have had your policy for 11 years but that you have allocated fewer additional premiums to the rider so that your Premium Reserve Rider Accumulation Value is $10,000. Continuing the assumption that the No-

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Lapse Enhancement Rider is no longer preventing your policy from lapsing, that the premium required to maintain your policy in force that is due at the beginning of policy year 12 is $15,000, and that you wish to minimize your current cash outlays, your Premium Reserve Rider Accumulation Value would provide (either by transfer at your specific request or through automatic transfer) $10,000 towards the premium due.  But in this example, you would have to then pay the balance of the premium due, that is $5,000, to us from your savings or from another source outside of the policy to avoid lapse of your policy.

You should discuss with your financial adviser the needs which purchasing the policy will meet, including the need to provide to beneficiaries a guaranteed death benefit which does not depend upon growth of the policy’s Accumulation Value.  Policy illustrations, which the financial adviser can prepare, will help determine the amount of premiums which should be allocated to paying the costs of the policy for the death benefit you need.  Once that need for a guaranteed death benefit is met and premium requirements determined, the policy owner then could consider whether to allocate additional funds to the Rider.

You should carefully weigh the balance between allocating premiums to the policy and premiums to the rider.  Premiums allocated to the Premium Reserve Rider may be withdrawn without reducing the specified amount (which might be the case if those premiums had been allocated to the policy).  In addition, premiums allocated to the rider initially are charged only with the 4.0% Premium Reserve Rider Premium Load and will only be charged the 3.0% Premium Reserve Rider Transfer Load if transfers are voluntarily made during the first 10 policy years (or are automatically transferred to help prevent policy lapse).  And premiums allocated to the rider become part of the Premium Reserve Rider Accumulation Value and that value (less any Indebtedness) would be paid upon the death of the insured in addition to the death benefit paid

However, premiums allocated to the rider do not increase the policy’s Accumulation Value and, therefore, would not reduce the Cost of Insurance Charges.  An illustration can show the impact that paying a higher level of premiums would have on the policy’s Cost of Insurance Charges: that is as Accumulation Values in the policy increase (through positive investment results and/or allocating more premiums to the policy), the Net Amount at Risk (that is, the difference between the death benefit and the Accumulation Value) will decrease, thereby decreasing the Cost of Insurance Charges.   Decreasing policy charges increases the amount of policy Accumulation Value available for allocation to the Sub-Accounts, and thereby increases the amount available for investment, subject to your tolerance for risk.

Your financial adviser can prepare illustrations which would reflect the potential impact that different allocations of premium between the policy and the Premium Reserve Rider might have, as well as illustrate the impact rates of return selected by you might have on the policy’s benefits and the Premium Reserve Rider Accumulation Value.

Continuation of Coverage

If the insured is still living at age 121, and the policy is still in force and has not been surrendered, the policy will remain in force until surrender or death of the insured. There are certain changes that will take place:

1)  we will no longer accept Premium Payments;

2)  we will make no further deductions;

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3)  policy values held in the Separate Account will be transferred to the Fixed Account;

4)  we will continue to credit interest to the Fixed Account; and

5)              we will no longer transfer amounts to the Sub-Accounts.

However, loan interest will continue to accrue.  Your election of a percentage greater than zero under the Benefit Selection Option will have no effect upon the death benefit provided under the Continuation of Coverage provision.

Termination of Coverage

All policy coverage terminates on the earliest of:

1)  Full Surrender of the policy;

2)  death of the insured; or

3)  failure to pay the necessary amount of premium to keep your policy in force.

State Regulation

New York regulations will govern whether or not certain features, riders, charges and fees will be allowed in your policy.

PREMIUMS

You may select and vary the frequency and the amount of Premium Payments and the allocation of Net Premium Payments. After the initial Premium Payment is made there is no minimum premium required, except to keep the policy in force. Premiums may be paid any time before the insured attains age 121.

The initial premium must be paid for policy coverage to be effective.

Allocation of Net Premium Payments

Your “Net Premium Payment” is the portion of a Premium Payment remaining after deduction of the Premium Load. The Net Premium Payment is available for allocation to the Sub-Accounts or the Fixed Account.

You first designate the allocation of Net Premium Payments among the Sub-Accounts and Fixed Account on a form provided by us for that purpose. Subsequent Net Premium Payments will be allocated on the same basis unless we are instructed otherwise, in writing. You may change the allocation of Net Premium Payments among the Sub-Accounts and Fixed Account at any time. The amount of Net Premium Payments allocated to the Sub-

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Accounts and Fixed Account must be in whole percentages and must total 100%. We credit Net Premium Payments to your policy as of the end of the “Valuation Period” in which it is received at our Administrative Office. The end of the Valuation Period is 4:00 P.M., Eastern Time, unless the New York Stock Exchange closes earlier.

The Valuation Period is the time between “Valuation Days”. A Valuation Day is every day on which the New York Stock Exchange is open and trading is unrestricted. Your policy values are calculated on every Valuation Day.

Planned Premiums; Additional Premiums

Planned premiums are the amount of periodic premium (as shown in the policy specifications) you choose to pay the Company on a scheduled basis. This is the amount for which we send a premium reminder notice. Premium Payments may be billed annually, semi-annually, or quarterly. You may arrange for monthly pre-authorized automatic premium payments at any time.

In addition to any planned premium, you may make additional Premium Payments. These additional payments must be sent directly to our Administrative Office, and will be credited when received by us.

You should remain cognizant that the amount and timing of your Premium Payments will have an impact on your policy benefits.

Amount of premium payments:  For example, if you pay a premium in an amount higher than the premium you planned to pay, the additional amount would be available for allocation to the Sub-Accounts and the Fixed Account.   Those additional amounts could, depending upon investment results to the extent you allocate the additional amount to the Sub-Accounts, create additional policy values.  Generally, if additional policy values were created, those additional policy values could, depending upon the death benefit option you choose (see section headed “Death Benefits” for further information on choice of death benefit options), provide additional benefits upon the death of the insured and additional value against which a loan on the policy could be made. In addition, those potential additional policy values could reduce the deductions from your policy values for Cost of Insurance Charges (this may occur because the policy’s Net Amount at Risk may be lower— see section headed “Cost of Insurance Charge” for discussion of Cost of Insurance Charges).

Conversely, if you pay less premium than planned, smaller amounts would be available to be allocated to the Sub-Accounts and the Fixed Accounts.  Those smaller amounts could, depending upon investment results to the extent you allocate Premium Payments to the Sub-Accounts, result in smaller policy values.  In addition, those potentially smaller policy values could increase deductions from those policy values for Cost of Insurance Charges (by increasing the policy’s Net Amount at Risk — see section headed “Cost of Insurance Charge” for discussion of Cost of Insurance Charges).

Investment results, as noted above, will also determine the extent to which policy values are created.  Positive investment results would increase the potential for additional policy values, while negative investment results would decrease the potential for additional policy values.

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In addition, policy charges which are asset based, such as the mortality and expense risk charge, would increase as policy values increase and would, thereby, reduce the potential for additional policy values.  Conversely, those asset-based policy charges would decrease as policy values decrease and would, thereby, reduce the amounts deducted from policy values.

However, the amount of premium you can pay for your policy are subject to limits which are discussed in the Tax Issues section of the prospectus.  In addition, the amount of premiums you may pay also may be limited as discussed later in this section.

Timing of premium payments:   Making a Premium Payment earlier than you planned to make the payment would make that additional amount available for allocations to the Sub-Accounts and the Fixed Account sooner than planned, and could, depending upon investment results to the extent you allocate the earlier Premium Payment to the Sub-Accounts, create additional policy values, in part because your premiums would be available for investment earlier than you had planned.

Conversely, making a Premium Payment later than you planned to make the payment would make that amount available for allocation to the Sub-Accounts and the Fixed Account later than planned, and could, depending upon investment results to the extent you allocate the later Premium Payment to the Sub-Accounts, result in smaller policy values, in part because your premiums would be available for investment later than you had planned.

Investment results, as noted above, will also determine the extent to which policy values are created.  Positive investment results would increase the potential for additional policy values, while negative investment results would decrease the potential for additional policy values.

Please ask your financial adviser for an illustration which would demonstrate the impact the amount and timing of your premium payments may have on your policy.

Unless you specifically direct otherwise, any payment received (other than any Premium Payment necessary to prevent, or cure, policy lapse) will be applied as premium and will not repay any outstanding loans. There is no Premium Load on any payment which you specifically direct as repayment of an outstanding loan.

You may increase planned premiums, or pay additional premiums, subject to the certain limitations. We reserve the right to limit the amount or frequency of additional Premium Payments.

We may require evidence of insurability if any payment of additional premium (including planned premium) would increase the difference between the specified amount and the Accumulation Value. If we are unwilling to accept the risk, your increase in premium will be refunded without interest.

We may decline any additional premium (including planned premium) or a portion of a premium that would cause total Premium Payments to exceed the limit for life insurance under federal tax laws. Our test for whether or not your policy exceeds the limit is referred to as the guideline premium test. The excess amount of premium will be returned to you. We may accept alternate instructions from you to prevent your policy from becoming a MEC (Modified Endowment Contract). Refer to the section headed “Tax Issues” for more information.

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Policy Values

Policy value in your variable life insurance policy is called the Accumulation Value.

The Accumulation Value equals the sum of the Fixed Account value, the Separate Account value, and the Loan Account value. At any point in time, the Accumulation Value reflects:

1)  Net Premium Payments made;

2)  the amount of any Partial Surrenders;

3)  any increases or decreases as a result of market performance of the Sub-Accounts;

4)  interest credited to the Fixed Account or the Loan Account;

5)  Additional Bonus Credits on Net Accumulation Value in Fixed Account and the Sub-Accounts beginning in policy year 21; and

6)  all charges and fees deducted.

The Separate Account Value, if any, is the portion of the Accumulation Value attributable to the Separate Account. The value is equal to the sum of the current values of all the Sub-Accounts in which you have invested. This is also referred to as the variable accumulation value.

A unit of measure used in the calculation of the value of each Sub-Account is the Variable Accumulation Unit. It may increase or decrease from one Valuation Period to the next. The Variable Accumulation Unit Value for a Sub-Account for a Valuation Period is determined as follows:

1)   the total value of fund shares held in the Sub-Account is calculated by multiplying the number of fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the fund at the end of the Valuation Period, and adding any dividend or other distribution of the fund made during the Valuation Period; minus

2)   the liabilities of the Sub-Account at the end of the Valuation Period. Such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that we determine result from the operations of the Separate Account; and

3)   the result of (1) minus (2) is divided by the number of Variable Accumulation Units for that Sub-Account outstanding at the beginning of the Valuation Period.

In certain circumstances, and when permitted by law, we may use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.

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The daily charge imposed on a Sub-Account for any Valuation Period is equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the Valuation Period.

The Fixed Account Value, if any, reflects amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or Partial Surrenders. We guarantee the Fixed Account value. Interest is credited daily on the Fixed Account value at the greater of a rate of 0.00809863% (equivalent to a compounded annual rate of 3. 0%) or a higher rate determined by the Company.

The Loan Account Value, if any, reflects any outstanding Policy Loans, including any interest charged on the loans. This amount is held in the Company’s General Account. We do not guarantee the Loan Account value. Interest is credited on the Loan Account at an effective annual rate of 4.0% in all years.

The Net Accumulation Value is the Accumulation Value less the Loan Account value. It represents the net value of your policy and is the basis for calculating the Surrender Value.

We will tell you at least annually the Accumulation Value, the number of Variable Accumulation Units credited to your policy, current Accumulation Unit Values, Sub-Account values, the Fixed Account Value and the Loan Account Value. We strongly suggest that you review your statements to determine whether additional Premium Payments may be necessary to avoid lapse of your policy.

Additional Bonus Credits

On each Monthly Anniversary Day beginning with the first Monthly Anniversary Day in policy year 21, we will make a “additional bonus credits” to Net Accumulation Values in each Sub-Account and the Fixed Account at an annual rate guaranteed to be not less than 0.15% of the values in each Sub-Account and the Fixed Account on the Monthly Anniversary Day.  In the event that you have allocated Premium Payments to the Premium Reserve Rider, beginning with the first Monthly Anniversary Day in policy year 21, Additional Bonus Credits, calculated as described above, will be credited to the Premium Reserve Rider Net Accumulation Value.    Additional Bonus Credits are based on reduced costs in later policy years that we can pass on to policies that are still in force.  Our payment of the Additional Bonus Credits will not increase or otherwise affect the charges and expenses of your policy or any policy riders.

DEATH BENEFITS

The “Death Benefit Proceeds” is the amount payable to the beneficiary upon the death of the insured, based upon the death benefit option in effect. Loans, loan interest, Partial Surrenders, and overdue charges (such as Monthly Deductions), if any, are deducted from the Death Benefit Proceeds prior to payment. Riders, including the No-Lapse Enhancement Rider and the Premium Reserve Rider, may impact the amount payable as Death Benefit Proceeds in your policy.  The Guaranteed Minimum Death Benefit that you select under the provisions of the No-Lapse Enhancement Rider will only affect the Death Benefit Proceeds while the rider’s No-Lapse Provision is actively preventing the policy from lapsing.  As discussed in more detail in the “Riders” section of this prospectus, the No-Lapse Enhancement Rider may provide a death benefit which differs from that paid under the

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policy.  The Premium Reserve Rider Accumulation Value, if any, less any Indebtedness under the Premium Reserve Rider, will be added to the policy’s Death Benefit Proceeds.  If the policy’s death benefit is paid pursuant to the terms of the No-Lapse Enhancement Rider, the Premium Reserve Rider Accumulation Value, if any, less any Indebtedness under the Premium Reserve Rider, will be added to the death benefit payable under the terms of that rider.

Death Benefit Proceeds

The Death Benefit Proceeds payable upon the death of the insured will be the greater of:

1)   the amount determined by the death benefit option in effect on the date of the death of the insured, less any Indebtedness; or

2)  an amount equal to the Accumulation Value on the date of death multiplied by the applicable percentage shown in the Corridor Percentages Table in the policy specifications, less any Indebtedness.

Death Benefit Options

Two different death benefit options are available. You may choose the death benefit option at the time you apply for your policy.  If you do not choose a death benefit option at that time, death benefit option 1 will apply.  (See discussion under heading “Changes to the Initial Specified Amount and Death Benefit Options” for details as to changes you are permitted to make in your choice of death benefit option after your policy has been issued.)

The following table provides more information about the death benefit options.

Option	Death Benefit Proceeds Equal to the	Variability

1	Specified amount (a minimum of $100,000) level death benefit on the date of the insured’s death, less any Partial Surrenders after the date of death	None; level death benefit.

2	Sum of the specified amount plus the net accumulation value as of the date of the insured’s death less any Partial Surrenders after the date of death.	May increase or decrease over time, depending on the amount of premium paid and the investment performance of the Sub- Accounts or the interest credited to the Fixed Account.

If for any reason the owner does not elect a particular death benefit option, Option 1 will apply.

Your choice of Death Benefit Option will impact the Cost of Insurance Charge because the Cost of Insurance Charge is based upon the “Net Amount at Risk”.  The Net Amount at Risk

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for your policy is the difference between the specified amount and the Accumulation Value of your policy.  Therefore, for example, if you choose Death Benefit Option 1, and if your policy Accumulation Value increases (because of positive investment results), your Cost of Insurance Charge will be less than if your policy Accumulation Value did not increase or declined.  (See section headed “Cost of Insurance” for discussion of Cost of Insurance Charges.)

The death benefit payable under any of the death benefit options will also be reduced by the amount necessary to repay the Indebtedness in full and, if the policy is within the Grace Period, any payment required to keep the policy in force.

Partial Surrenders may also reduce the death benefit payable under any of the death benefit options (See section headed “Policy Surrenders—Partial Surrender” for details as to the impact a Partial Surrender will have on the death benefit payable under each option.)

Changes to the Initial Specified Amount and Death Benefit Options

Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the specified amount. The minimum specified amount is currently $100,000.

A Partial Surrender may reduce the specified amount.  If the specified amount is reduced as a result of a Partial Surrender, the death benefit may also be reduced.   (See section headed “Policy Surrenders—Partial Surrender” for details as to the impact a Partial Surrender may have on the specified amount.)

The death benefit option may be changed by the owner, subject to our consent, as long as the policy is in force.

You must submit all requests for a change to Death Benefit Option 1 and changes in the specified amount in writing to our Administrative Office. The minimum increase in specified amount currently permitted is $1,000. If you request a change, a supplemental application and evidence of insurability must also be submitted to us.

Option change	Impact

2 to 1	The specified amount will be increased by the Accumulation Value as of the effective date of change.

A Surrender Charge may apply to a Reduction in specified amount. Please refer to the Surrender Charges section of this prospectus for more information on conditions that would cause a Surrender Charge to be applied. A table of Surrender Charges is included in each policy.

Any Reductions in specified amount will be made against the Initial specified amount and any later increase in the specified amount on a last in, first out basis. Any increase in the specified amount will increase the amount of the Surrender Charge applicable to your policy. Changes in specified amount do not affect the Premium Load as a percentage of premium.

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We may decline any request for Reduction in specified amount if, after the change, the specified amount would be less than the minimum specified amount or would reduce the specified amount below the level required to maintain the policy as life insurance for purposes of federal income tax law according to the guideline premium test.

The guideline premium test provides for a maximum amount of premium paid in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, we may increase the policy’s death benefit above the specified amount in order to satisfy the guideline premium test. If the increase in the policy’s death benefit causes an increase in the net amount at risk, charges for the cost of insurance will increase as well.

Any change is effective on the first Monthly Anniversary Day on, or after, the date of approval of the request by Lincoln Life, provided that any increase in cost is either included in a Premium Payment by you or the policy Accumulation Value is sufficient to cover the increased Monthly Deduction. If the Monthly Deduction amount would increase as a result of the change, the changes will be effective on the first Monthly Anniversary Day on which the Accumulation Value is equal to, or greater than, the Monthly Deduction amount.

Payment of Death Benefit Proceeds

Proof of death should be furnished to us at our Administrative Office as soon as possible after the death of the insured. This notification must include a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.

After receipt at our Administrative Office of proof of death of the insured, the Death Benefit Proceeds will ordinarily be paid within seven days. The proceeds will be paid in a lump sum or in accordance with any settlement option selected by the owner or the beneficiary. Payment of the Death Benefit Proceeds may be delayed if your policy is contested or if Separate Account values cannot be determined.

If the recipient of the Death Benefit Proceeds has elected a lump sum settlement and the Death Benefit Proceeds are over $5,000, the proceeds will be placed into an interest-bearing account in the recipient’s name. The SecureLine (Reg. TM) account allows the recipient additional time to decide how to manage the proceeds with the balance earning interest from the day the account is opened.

The SecureLine (Reg. TM) account is a special service that we offer in which your death benefit or surrender proceeds are placed into an interest-bearing account. Instead of mailing you (or the recipient of the proceeds) a check, we will send a checkbook so that you (or the proceeds recipient) will have access to the account simply by writing a check for all or any part of the proceeds. The SecureLine (Reg. TM) account is part of our general account. It is not a bank account, and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the SecureLine (Reg. TM) account.

You (or the recipient of the proceeds) may request that the proceeds be paid in the form of a check rather than receiving the SecureLine (Reg. TM) checkbook.

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POLICY SURRENDERS

You may surrender your policy at any time by sending us your policy along with a written request for surrender. If you surrender your policy, all policy coverage will automatically terminate and may not be reinstated. Consult your tax adviser to understand tax consequences of any surrender you are considering.

The Surrender Value of your policy is the amount you can receive by surrendering the policy. The Surrender Value is (i) the Net Accumulation Value (which is your policy’s Accumulation Value less any Indebtedness) less any applicable Surrender Charge, less any accrued loan interest not yet charged, plus (ii) the net accumulation value, if any, of the Premium Reserve Rider (which is the Premium Reserve Rider Accumulation Value less any Indebtedness), less any applicable Surrender Charge and less any accrued loan interest not yet charged.   Policy Indebtedness includes loans under the policy and Premium Reserve Rider Indebtedness includes loans under the Premium Reserve Rider.

Any surrender results in a withdrawal of values from the Sub-Accounts and Fixed Account and from the Premium Reserve Rider Sub-Accounts and Premium Reserve Rider Fixed Account that have values allocated to them. Any surrender from a Sub-Account or from a Premium Reserve Rider Sub-Account will result in the cancellation of Variable Accumulation Units. The cancellation of such units will be based on the Variable Accumulation Unit Value determined at the close of the Valuation Period during which the surrender is effective. Surrender proceeds will generally be paid within seven days of our receipt of your request.

At any time, you may transfer all of the Separate Account Value (and any Premium Reserve Rider Sub-Account and Premium Reserve Rider Fixed Account value) to the Fixed Account.  You may then surrender the policy in exchange for a life insurance policy the values and benefits of which do not depend upon the performance of a separate account.  The new policy will not require the payment of further premiums, and the amount of the death benefit will be equal to what can be purchased on a single premium basis by the surrender value of the policy you are surrendering.  Please contact your financial adviser for an illustration of the policy which you could receive if you decide to exchange your policy.

If you request lump sum surrender and the policy’s surrender value is over $5,000, your surrender proceeds will be placed into a SecureLine (Reg. TM) account in your name. Refer to the description of the SecureLine (Reg. TM) account under the section headed “Death Benefit Proceeds” for more information.

You (or the recipient of the proceeds) may request that the proceeds be paid in the form of a check rather than receiving the SecureLine (Reg. TM) checkbook.

Partial Surrender

You may make a Partial Surrender, withdrawing a portion of your policy values.  You may request a Partial Surrender in writing or electronically, if previously authorized and we consent. The total of all Partial Surrenders may not exceed 90% of the Surrender Value of your policy. We may limit Partial Surrenders to the extent necessary to meet the federal tax law requirements. Each Partial Surrender must be at least $500. Partial Surrenders are subject to other limitations as described below.  If you wish to make a surrender in excess of 90% of the Surrender Value of your policy, you must specifically request a Full Surrender of your policy.  Charges for Full Surrenders will apply (see section headed “Surrender Charges” for a discussion of Surrender Charges).

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Partial Surrenders may reduce the Accumulation Value and the specified amount. The amount of the Partial Surrender will be withdrawn first from the Premium Reserve Rider Sub-Accounts and Fixed Account in proportion to their values, and when such values are reduced to zero then from the Sub-Accounts and Fixed Account in proportion to their values.  (See discussion in section headed “Riders—Premium Reserve Rider” for further details.) The effect of Partial Surrenders on the Death Benefit Proceeds depends on the death benefit option in effect at the time of the Partial Surrender.  If Death Benefit Option 1 has been elected, a Partial Surrender will reduce the specified amount as shown in the table below.  If Death Benefit Option 2 has been elected, a Partial Surrender will reduce the Accumulation Value, but not the specified amount.

Partial Surrenders are deducted when the No-Lapse Value and the Reset Account Value of the No-Lapse Enhancement Rider are calculated.  (See discussion in section headed “Riders — No-Lapse Enhancement Rider” for a detailed discussion of how benefits of this rider may be impacted by reductions of these values.)

Death Benefit
Option in Effect	Impact of Partial Surrender

1	Will reduce the Accumulation Value and the specified amount will be reduced by the greater of:
a. zero; or
b. an amount equal to the amount of the Partial Surrender minus the result of [(1) minus (2)] divided by (3) where:
(1)

is an amount equal to the Accumulation Value on the Valuation Day immediately prior to the Partial Surrender multiplied by the applicable percentage shown in the Corridor Percentages Table in the policy specifications;

(2) is the specified amount immediately prior to the Partial Surrender; and
(3) is the applicable percentage shown in the Corridor Percentages Table in the policy specifications.

2	Will reduce the Accumulation Value, but not the specified amount.

Partial Surrender proceeds will generally be paid within seven days of our receipt of your request.

POLICY LOANS

You may borrow against the Surrender Value of your policy and of the Premium Reserve Rider, if you have allocated premiums to the Rider.  The loan may be for any amount up to 100% of the current Surrender Value. However, we reserve the right to limit the amount of your loan so that total policy Indebtedness (including any Premium Reserve Rider Indebtedness) on the date your loan request is received will not exceed the greater of:

(i)  an amount equal to

(a) 90% of the sum of the Separate Account Value, the Fixed Account Value, and the Loan Account Value of the policy; plus

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(b)(1)  during policy years 1 to 10, 90% of the Premium Reserve Rider Accumulation Value ; or

(2)  during policy years 11 and later, 100% of the Premium Reserve Rider Accumulation Value;

less Surrender Charge (applicable if you had requested a Full Surrender of your policy on the date your loan request is received); and

(ii)           75% of the current Surrender Value.

The “Premium Reserve Rider Accumulation Value” equals the sum of the Accumulation Value of (i) the Premium Reserve Rider Sub-Accounts, the Premium Reserve Rider Fixed Account, and (iii) the Premium Reserve Rider Loan Account.  The current Surrender Value of the policy equals (i) the sum of the Separate Account Value, the Fixed Account Value, and the Loan Account Value of the policy; plus (ii) the Premium Reserve Rider Accumulation Value, if any; minus (iii) Surrender Charge.

If you wish to make a surrender in excess of 90% of the Surrender Value of your policy, you must specifically request a Full Surrender of your policy.  Charges for Full Surrenders will apply (see section headed “Surrender Charges” for a discussion of Surrender Charges).

A loan agreement must be executed and your policy assigned to us free of any other assignments. Outstanding Policy Loans and accrued interest reduce the policy’s death benefit and Accumulation Value.

If you are considering requesting a Policy Loan, please ask your financial adviser for an illustration which would demonstrate not only the amount of the loan which would be available, but the impact that requesting a Policy Loan would have on your policy.

The amount of your loan will be withdrawn first from accumulation values, if any, of the Premium Reserve Rider Sub-Accounts and Fixed Account and then from policy Sub-Accounts and the Fixed Account in proportion to their values. The Premium Reserve Rider Loan Account and the Loan Account are the accounts in which Premium Reserve Rider Indebtedness and policy Indebtedness (which consists of outstanding loans and accrued interest) accrues once it is transferred out of the Premium Reserve Rider Sub-Accounts, the Premium Reserve Rider Fixed Account, the Sub-Accounts, and the Fixed Account, respectively. Amounts transferred to the Loan Account of the policy and of the Premium Reserve Rider do not participate in the performance of the Sub-Accounts or the Fixed Account of either the Premium Reserve Rider or of the policy. Loans, therefore, can affect the policy’s death benefit and Accumulation Value whether or not they are repaid. Interest on Policy Loans (from both the Premium Reserve Rider and the policy) accrues daily at an effective annual rate of 5.0% in years 1-10 and 4.1% thereafter, and is payable once a year in arrears on each Policy Anniversary, or earlier upon Full Surrender or other payment of proceeds of your policy.

The amount of your loan, plus any accrued but unpaid interest, is added to your outstanding Policy Loan balance and any Premium Reserve Rider loan balance. Unless paid in advance, loan interest due will be transferred proportionately from the Sub-Accounts and Fixed Account of the policy and the Premium Reserve Rider, respectively. This amount will be treated as an additional Policy Loan, and added to the Loan Account Value of both the policy and the Premium Reserve Rider. Lincoln Life credits interest to the Loan Account Value (of both the Premium Reserve Rider and the policy) at a rate of 4.0% in all years, so the net cost of your Policy Loan is 1.0% in years 1-10 and 0.1% thereafter.

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Your outstanding loan balance may be repaid at any time during the lifetime of the insured. The Loan Account will be reduced by the amount of any loan repayment. Any repayment, other than loan interest, will be allocated to the Sub-Accounts and Fixed Account in the same proportion in which net Premium Payments are currently allocated, unless you instruct otherwise.  When making a payment to us, we will apply your payment as premiums and not loan repayments unless you specifically instruct us otherwise.

If at any time the total Indebtedness against your policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less Surrender Charges, the policy will terminate.  However, you may have a Grace Period in which to make additional payments to keep your policy in force (see section headed “Lapse and Reinstatement” for a discussion of the Grace Period provision).  In addition, the provisions of the No-Lapse Enhancement Rider may prevent policy termination (see section headed “Riders – No-Lapse Enhancement Rider” for a discussion of when this rider would prevent policy termination).  If the provisions of the No-Lapse Enhancement Rider are not preventing policy termination, the provisions for automatic transfer of any Premium Reserve Rider Accumulation Value less Indebtedness (including interest accrued but not due) may prevent termination (see section headed “Riders – Premium Reserve Rider for a discussion of the provisions of the Premium Reserve Rider relating to transfers of Premium Reserve Rider Accumulation Value to the policy).  If your policy lapses while a loan is outstanding, there may be adverse tax consequences.

LAPSE AND REINSTATEMENT

If at any time

1)              the Net Accumulation Value of the policy is insufficient to pay the accumulated, if any, and current Monthly Deduction, and

2)              the provisions of the No-Lapse Enhancement Rider are not preventing policy termination,

then all policy coverage will terminate. This is referred to as policy lapse.

The Net Accumulation Value may be insufficient:

1)              because it has been exhausted by earlier deductions;

2)              as a result of poor investment performance;

3)              due to Partial Surrenders;

4)              due to Indebtedness for Policy Loans; or

5)              because of a combination of any of these factors.

If we have not received your Premium Payment (or payment of Indebtedness on Policy Loans or any Indebtedness under the Premium Reserve Rider) necessary so that the Net Accumulation Value of your policy is sufficient to pay the accumulated, if any, and current Monthly Deduction amount on a Monthly Anniversary Day, we will send a written notice to you, or any assignee of record. The notice will state the amount of the premium payment (or

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payment of Indebtedness on Policy Loans and on any Premium Reserve Rider Indebtedness) that must be paid to avoid termination of your policy.

If the amount in the notice is not paid to us within the Grace Period and any Premium Reserve Accumulation Value (less any Premium Reserve Rider Transfer Load and less any Premium Reserve Rider Indebtedness) automatically transferred at the end of the Grace Period is also insufficient to keep the policy in force, then the policy will terminate.  The Grace Period is the later of (a) 31 days after the notice was mailed, and (b) 61 days after the Monthly Anniversary Day on which the Monthly Deduction could not be paid. If the insured dies during the Grace Period, we will deduct any charges due to us from any death benefit that may be payable under the terms of the policy.

No-Lapse Protection

Your policy includes the No-Lapse Enhancement Rider.   This rider provides you with additional protection to prevent a lapse in your policy. If you meet the requirements of this rider, your policy will not lapse, even if the Net Accumulation Value under the policy is insufficient to cover the accumulated, if any, and current Monthly Deductions. It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your cash value. Also, it does not provide any type of market performance guarantee.

We will automatically issue this rider with your policy. There is no charge for this rider.

The rider consists of the No-Lapse Value Provision and the Reset Account Value Provision. Under this rider, your policy will not lapse as long as either the No-Lapse Value or the Reset Account Value, less any Indebtedness, is greater than zero. The No-Lapse Value and Reset Account Value are Reference Rates and Fees only. If the Net Accumulation Value is insufficient to cover the accumulated, if any, and current Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing. Refer to the “No-Lapse Enhancement Rider” section of this prospectus for more information.

Your policy may also include the Overloan Protection Rider. If this rider is issued with your policy, you meet the requirements as described in this rider and have elected this benefit, your policy will not lapse solely based on Indebtedness (under both your policy and the Premium Reserve Rider) exceeding the Accumulation Value less the Surrender Charges. There is no charge for adding this rider to your policy. However, if you choose to elect the benefit, there is a one-time charge which will not exceed 5.0% of the then current Accumulation Value. Once you elect the benefit, certain provisions of your policy will be impacted as described in the rider.

Finally, your policy will include the Premium Reserve Rider.  To the extent that you have allocated Premium Payments to this rider, any rider Accumulation Value may prevent lapse of your policy.  If your policy’s Net Accumulation Value is insufficient to cover the Monthly Deductions, and the provisions of the No-Lapse Enhancement Rider are not preventing policy termination, we will send a written notice to you which will state the amount of the Premium Payment (or payment of Indebtedness on Policy Loans that must be paid to avoid termination of your policy.  If the amount in the notice is not paid to us within the Grace Period, we will automatically transfer to your policy any Premium Reserve Rider Accumulation Value (less any Premium Reserve Rider Transfer Load and less any Premium Reserve Rider Indebtedness) on the day the Grace Period ends.  If after such transfer, your

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policy’s Net Accumulation Value is sufficient to cover the Monthly Deductions then due, your policy will not lapse.  As with your policy, you bear the risk that investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated.  Adverse investment results will impact the Accumulation Value of the rider and, therefore, the amount of Premium Reserve Rider Accumulation Value which may be available to prevent your policy from lapsing or for providing policy benefits.

Reinstatement of a Lapsed Policy

If your policy has lapsed and the insured has not died since lapse, you may reinstate your policy within five years of the policy lapse date, provided:

1)              it has not been surrendered;

2)              there is an application for reinstatement in writing;

3)              satisfactory evidence of insurability is furnished to us and we agree to accept the risk;

4)              we receive a payment sufficient to keep your policy in force for at least two months; and

5)              any accrued loan interest is paid and any remaining Indebtedness is either paid or reinstated.

The reinstated policy will be effective as of the Monthly Anniversary Day on or next following  the date on which we approve your application for reinstatement. Surrender Charges will be reinstated as of the policy year in which your policy lapsed. Your Accumulation Value at reinstatement will be the Net Premium Payment then made less all Monthly Deductions due.

TAX ISSUES

The federal income tax treatment of your policy is complex and sometimes uncertain. The federal income tax rules may vary with your particular circumstances. This discussion does not include all the federal income tax rules that may affect you and your policy and is not intended as tax advice. This discussion also does not address other federal tax consequences, such as estate, gift and generation skipping transfer taxes, or any state and local income, estate and inheritance tax consequences, associated with the policy. You should always consult a tax adviser about the application of tax rules to your individual situation.

Taxation of Life Insurance Contracts in General

Tax Status of the Policy. Section 7702 of the Internal Revenue Code (“Code”) establishes a statutory definition of life insurance for federal tax purposes. We believe that the policy will meet the statutory definition of life insurance under the guideline premium test, which provides for a maximum amount of premium paid depending upon the insured’s age, gender, and risk classification in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, the death benefit payable will generally be excludable from the beneficiary’s gross income, and interest and other income credited

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will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the death of the insured, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are “adequately diversified” in accordance with Treasury Department regulations, and (2) we, rather than you, are considered the owner of the assets of the Separate Account for federal income tax purposes.

The Code also recognizes a cash value accumulation test, which does not limit premiums paid, but requires the policy to provide a minimum death benefit in relation to the policy value, depending on the insured’s age, gender, and risk classification. We do not apply this test to the policy.

Investments in the Separate Account Must be Diversified. For a policy to be treated as a life insurance contract for federal income tax purposes, the investments of the Separate Account must be “adequately diversified.” IRS regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the policy value over the policy premium payments. Although we do not control the investments of the Sub-Accounts, we expect that the Sub-Accounts will comply with the IRS regulations so that the Separate Account will be considered “adequately diversified.”

Restriction on Investment Options. Federal income tax law limits your right to choose particular investments for the policy. Because the IRS has issued little guidance specifying those limits, the limits are uncertain and your right to allocate policy values among the Sub-Accounts may exceed those limits. If so, you would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the policy without your consent to try to prevent the tax law from considering you as the owner of the assets of the Separate Account.

No Guarantees Regarding Tax Treatment. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your policy will be treated as a life insurance contract for federal income tax purposes and that the tax law will not impose tax on any increase in your policy value until there is a distribution from your policy.

Tax Treatment of Life Insurance Death Benefit Proceeds. In general, the amount of the death benefit payable from a policy because of the death of the insured is excludable from gross income. Certain transfers of the policy for valuable consideration, however, may result in a portion of the death benefit being taxable. If the death benefit is not received in a lump sum and is, instead, applied to one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary’s income and amounts attributable to interest (accruing after the insured’s death) which will be includible in the beneficiary’s income.

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Tax Deferral During Accumulation Period. Under existing provisions of the Code, except as described below, any increase in your policy value is generally not taxable to you unless amounts are received (or are deemed to be received) from the policy prior to the insured’s death. If there is a total withdrawal from the policy, the Surrender Value will be includible in your income to the extent the amount received exceeds the “investment in the contract.” (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the Owner.) The “investment in the contract” generally is the aggregate amount of Premium Payments and other consideration paid for the policy, less the aggregate amount received previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the policy constitute income to you depends, in part, upon whether the policy is considered a “Modified Endowment Contract” (a “MEC”) for federal income tax purposes.

Policies Which Are MECs

Characterization of a Policy as a MEC. A Modified Endowment Contract (MEC) is a life insurance policy that meets the requirements of Section 7702 and fails the “7-pay test” of 7702A of the Code. A policy will be classified as a MEC if premiums are paid more rapidly than allowed by the “7-pay test”, a test that compares actual paid premium in the first seven years against a pre-determined premium amount as defined in 7702A of the Code. A policy may also be classified as a MEC if it is received in exchange for another policy that is a MEC. In addition, even if the policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a material change of the policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven policy years following the last material change.

Tax Treatment of Withdrawals, Loans, Assignments and Pledges under MECs. If the policy is a MEC, withdrawals from your policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the policy value exceeds the investment in the policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) any portion of your policy value, as a withdrawal of such amount or portion. Your investment in the policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.

Penalty Taxes Payable on Withdrawals. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age 59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy).  None of the penalty tax exceptions apply to a taxpayer who is not an individual.

Special Rules if You Own More than One MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of a withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such

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policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.

Policies Which Are Not MECs

Tax Treatment of Withdrawals. If the policy is not a MEC, the amount of a withdrawal from the policy will generally be treated first as a non-taxable recovery of Premium Payments and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the policy immediately before the withdrawal.

Certain Distributions Required by the Tax Law in the First 15 Policy Years. Section 7702 places limitations on the amount of Premium Payments that may be made and the policy values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.

Tax Treatment of Loans. If your policy is not a MEC, a loan you receive under the policy is generally treated as your indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the policy remains in force. Nevertheless, in those situations where the interest rate credited to the Loan Account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a policy lapses (or if all policy value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income.

Other Considerations

Insured Lives Past Age 121. If the insured survives beyond the end of the mortality table, which is used to measure charges for the policy and which ends at age 121, and death benefit option 1 is in effect, in some circumstances the policy value may equal or exceed the specified amount level death benefit.  In such cases, we believe your policy will continue to qualify as life insurance for federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the cash value in the year the insured attains age 121.

Compliance with the Tax Law. We believe that the maximum amount of Premium Payments we have determined for the policies will comply with the federal tax definition of life insurance. We will monitor the amount of premium payments.

If at any time you pay a premium that would exceed the amount allowable to permit the policy to continue to qualify as life insurance, we will either refund the excess premium to you within 60 days of the end of the policy year or, if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess premium in a premium deposit

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fund and apply it to the policy later in accordance with your instructions.  We will credit interest at an annual rate that we may declare from time to time on advance premium deposit funds.

The policy will be allowed to become a MEC under the Code only with your consent.  If you pay a premium that would cause your policy to be deemed a MEC and you do not consent to MEC status for your policy, we will either refund the excess premium to you within 60 days of the end of the policy year, offer you the opportunity to apply for an increase in Death Benefit, or if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess in a premium deposit fund and apply it to the policy on the next, succeeding policy anniversary when the premium no longer causes your policy to be deemed a MEC in accordance with your premium allocation instructions on file at the time the premium is applied.

Any interest and other earnings will be includible in income subject to tax as required by law.

Disallowance of Interest Deductions. Interest on policy loan indebtedness is not deductible.

If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the beneficiary of a policy issued after June 8, 1997, a portion of the interest on Indebtedness unrelated to the policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of an individual who is a 20% owner of the entity, or an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner’s spouse at the time first covered by the policy.

In the case of an “employer-owned life insurance contract” as defined in the tax law that is issued (or deemed to be issued) after August 17, 2006, the portion of the death benefit excludable from gross income generally will be limited to the premiums paid for the contract.  However, this limitation on the death benefit exclusion will not apply if certain notice and consent requirements are satisfied and one of several exceptions is satisfied.  These exceptions include circumstances in which the death benefit is payable to certain heirs of the insured to acquire an ownership interest in a business, or where the contract covers the life of a director or an insured who is “highly compensated” within the meaning of the tax law.  These rules, including the definition of an employer-owned life insurance contract, are complex, and you should consult with your advisers for guidance as to their application.

Federal Income Tax Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

Changes in the Policy or Changes in the Law. Changing the owner, exchanging the policy, and other changes under the policy may have tax consequences (in addition to those

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discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

Fair Value of Your Policy

It is sometimes necessary for tax and other reasons to determine the “value” of your policy. The value can be measured differently for different purposes. It is not necessarily the same as the Accumulation Value or the Net Accumulation Value. You, as the Owner, should consult with your advisers for guidance as to the appropriate methodology for determining the fair market value of the policy.

Tax Status of Lincoln Life

Under existing federal income tax laws, the Company does not pay tax on investment income and realized capital gains of the Separate Account. However, the Company does expect, to the extent permitted under Federal tax law, to claim the benefit of the foreign tax credit as the owner of the assets of the Separate Account.  Lincoln Life does not expect that it will incur any federal income tax liability on the income and gains earned by the Separate Account.  We, therefore, do not impose a charge for federal income taxes.  If federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a Premium Payment and/or freeze a policy owner’s account. This means we could refuse to honor requests for transfers, withdrawals, surrenders, loans, assignments, beneficiary changes or death benefit payments. Once frozen, monies would be moved from the Separate Account to a segregated interest-bearing account maintained for the policy owner, and held in that account until instructions are received from the appropriate regulator. We also may be required to provide additional information about a policy owner’s account to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of its business, the Company is involved in various pending or threatened legal proceedings arising from the conduct of its business. In some instances, the proceedings include claims for unspecified damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.

After consultation with legal counsel and a review of available facts, it is management’s opinion that the proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting the financial position of the Company, or the financial position of the Separate Account or the Principal Underwriter.  However, given the large and indeterminate amounts sought in certain of

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these proceedings and the inherent difficulty in predicting the outcome of such legal proceedings, it is possible that an adverse outcome in certain matters could be material to our operating results for any particular reporting period.

FINANCIAL STATEMENTS

The financial statements of the Separate Account, and the financial statements of the Company (formerly known as Jefferson Pilot LifeAmerica Insurance Company), are located in the SAI.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Additional information about Lincoln Life, the Separate Account and your policy may be found in the Statement of Additional Information (SAI).

Contents of the SAI

GENERAL INFORMATION

Lincoln Life

Registration Statement

Changes of Investment Policy

Principal Underwriter

Disaster Plan

Advertising

SERVICES

Independent Registered Public Accounting Firm

Accounting Services

Checkbook Service for Disbursements

Administrative Services

POLICY INFORMATION

Case Exceptions

Assignment

Transfer of Ownership

Beneficiary

Right to Convert Contract

Change of Plan

Settlement Options

Deferment of Payments

Incontestability

Misstatement of Age or Sex

Suicide

PERFORMANCE DATA

FINANCIAL STATEMENTS

Separate Account

Company

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The SAI may be obtained, at no cost to you, by contacting our Administrative Office at the address or telephone number listed on the first page of this prospectus. Your SAI will be sent to you via first class mail within three business days of your request. You may make inquiries about your policy to this same address and telephone number.

You may request personalized illustrations of death benefits and policy values from your financial adviser without charge.

You may review or copy this prospectus, the SAI, or obtain other information about the Separate Account at the Securities and Exchange Commission’s Public Reference Room. You should contact the SEC at (202) 551-8090 to obtain information regarding days and hours the reference room is open. You may also view information at the SEC’s Internet site, http://www.sec.gov. Copies of information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-0102.

This prospectus, the funds prospectus, and the SAI are also available on our internet site, www.LFG.com

Lincoln Life Flexible Premium Variable Life Account M

1933 Act Registration No. 333-148917

1940 Act Registration No. 811-08559

End of Prospectus

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APPENDIX A

EXAMPLE OF SURRENDER CHARGE CALCULATIONS

The following hypothetical examples demonstrate the impact of Surrender Charges under different scenarios for a male, standard non-tobacco, issue age 45 with an Initial Specified Amount of $1,000,000, no Indebtedness, assumed investment return of 8.00% (7.24% net), and a planned annual premium payment of $15,000 (all amounts shown for the end of each policy year in each of the tables below are in dollars):

1) Fully Surrender the policy at the end of the representative policy years shown:

End of Year	Accumulation Value	Surrender Charge	Surrender Value
1	9,735	26,160	0
10	123,430	11,120	112,310
16	262,565	0	262,565

In the table above, the Surrender Charge at the end of year 1 would be:

a)              26.16 multiplied by

b)             1,000 ($1,000,000 divided by 1,000),

or $26,160.

2)              Decrease the Initial Specified Amount by $500,000 from $1,000,000  to $500,000 at the end of the representative policy years shown:

End of Year	Surrender Charge
1	6,540
5	5,033
11	0

In the table above, the Surrender Charge at the end of year 1 would be:

a)              26.16 multiplied by

b)             250 ($500,000 minus $250,000 ($1,000,000 multiplied by 25%) divided by 1,000),

or $6,540

•                  In the table above, Surrender Charges were only imposed on that part of the Reduction in Initial Specified Amount which exceeded 25% of the Initial Specified Amount.  Therefore, only $250,000 of the requested $500,000 Reduction in the Initial Specified Amount is assessed a Surrender Charge.

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3)              Increase the specified amount by $500,000 from $1,000,000 to $1,500,000 at the beginning of year 7, at attained age 52, standard non-tobacco, and then Fully Surrender the policy at the end of the representative policy years shown:

End of Year	Accumulation Value	Surrender Charge on Initial $1,000,000 of Specified Amount	Surrender Charge on Additional $500,000 of Specified Amount	Total Surrender Charge	Surrender Value
9	94,754	13,070	13,895	26,965	67,789
12	134,012	6,960	11,045	18,005	116,007
16	198,742	0	6,685	6,685	192,057
21	309,647	0	0	0	309,647

In the table above, the Surrender Charge at the end of year 9 would be:

a)              i)    13.07 multiplied by

ii)              1,000 ($,1,000,000 divided by 1,000), plus

b)             i)    27.79 multiplied by

ii)   500 ($500,000 divided by 1,000),

or $26,965

•	At the end of year 9 and 12, the Surrender Charge equals the charge on the Initial Specified Amount plus the charge on the additional specified amount.
•	At the end of year 16, the Surrender Charge for the Initial Specified Amount would have expired.
•	At the end of year 21, the Surrender Charge for both the Initial and additional specified amount would have expired.

4)

Increase the specified amount by $500,000 from $1,000,000 to $1,500,000 at the beginning of year 7, at attained age 52, standard non-tobacco, and then decrease the specified amount by $900,000 from $1,500,000 to $600,000 at the end of the representative policy years shown:

End of Year	Surrender Charge on Initial $1,000,000 of Specified Amount	Surrender Charge on Additional $500,000 of Specified Amount	Total Surrender Charge
9	1,961	10,421	12,382
12	0	8,284	8,284
21	0	0	0

In the table above, the Surrender Charge at the end of year 9 would be:

a)              i)   13.07 multiplied by

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ii)              150 ($400,000 minus $250,000 ($1,000,000 multiplied by 25%) divided by $1,000), plus

b)             i)    27.79 multiplied by

ii)   375 ($500,000 minus $125,000 ($500,000 multiplied by 25%) divided by 1,000),

or $12,382.

•                  In the table above, Surrender Charges were only imposed on that part of the Reduction in Initial Specified Amount which exceeded 25% of the Initial Specified Amount and on that part of the reduction of the increase in specified amount which exceeded 25% of the increase in specified amount.  Therefore, only $375,000 of the $500,000 increase in specified amount being surrendered is assessed a Surrender Charge and only $150,000 of the $400,000 of the Initial Specified Amount being reduced is assessed a Surrender Charge.

•                  At the end of year 9, the Surrender Charge equals the charge on the Initial Specified Amount plus the charge on the additional specified amount.

•                  At the end of year 12, the Surrender Charge for a decrease on the Initial Specified Amount would have expired after year 10.

•                  At the end of year 21, the Surrender Charge for a decrease on both the Initial and additional specified amount would have expired after year 17.

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Glossary of Terms

Term Defined	Definition
7-pay test	A test that compares actual paid premium in the first seven years against a pre-determined premium amount as defined in 7702A of the Code
Accumulation Value	An amount equal to the sum of the Fixed Account value, the Separate Account value, and the Loan Account Value.
Act	The Investment Company Act of 1940
Additional Bonus Credits

An amount we will credit to Net Accumulation Values in each Sub-Account and the Fixed Account (and to any Net Accumulation Values in the each Premium Reserve Rider Sub-Account and Premium Reserve Rider Fixed Account), beginning with the first Monthly Anniversary Day in policy year 21.

Administrative Fee

The fee which compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

Automatic rebalancing

A program which periodically restores to a pre-determined level the percentage of policy value allocated to the Fixed Account and each Sub-Account. The pre-determined level may changed by the owner by contacting our Administrative Office. Your policy will be issued with automatic rebalancing which must be maintained to keep the No-Lapse Enhancement Rider in effect

Beneficiary	The person designated to receive the Death Benefit Proceeds.
Code	Internal Revenue Code of 1986, as amended
Company, the	Lincoln Life & Annuity Company of New York
Cost of Insurance Charge

The charge which is designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value. It is determined based on our expectation of future mortality, investment earnings, persistency and expenses (including taxes). The Cost of Insurance Charge depends on the policy duration, the age, underwriting category and gender of the insured, and the current Net Amount at Risk.

Death Benefit Option 1	This Option provides a death benefit equal to the specified amount.
Death Benefit Option 2	This Option provides a death benefit equal to the sum of the specified amount plus the Net Accumulation Value as of the date of the insured’s death.
Death Benefit Proceeds

The amount payable to the beneficiary upon the death of the insured, based upon the death benefit option in effect. Loans, loan interest, Partial Surrenders, and overdue charges, if any, are deducted from the Death Benefit Proceeds prior to payment. Riders, including the No-Lapse Enhancement Rider and the Premium Reserve Rider, may impact the amount payable as Death Benefit Proceeds in your policy.

Dollar cost averaging

An optional program which you select at the time you apply for the policy which systematically transfers specified dollar amounts during the first policy year from the Money Market Sub-Account or the Fixed Account to one or more Sub-Accounts.

Estate Tax Repeal

Action by the U. S Congress which enacts into law legislation that extends the estate tax repeal provisions set forth in the Economic Growth and Tax Reconciliation Act of 2001 (H.R. 1836) at least two years beyond January 1, 2011.

Fixed Account	An allocation option under the policy, which is a part of our General Account, to which we credit a guaranteed minimum interest rate.
Fixed Account Value	An amount equal to the value of amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or Partial Surrenders.
Fund (underlying	The mutual fund the shares of which are purchased for all amounts you allocate

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fund)	or transfer to a Sub-Account.
Grace Period

The period during which you may make additional premium payments (or repay indebtedness) to prevent policy lapse. That period is the later of (a) 31 days after the notice was mailed, and (b) 61 days after the Monthly Anniversary Day on which the Monthly Deduction could not be paid.

Guaranteed Minimum Death Benefit

The amount you specify on the application for your policy which will be used in determining the actual Death Benefit Proceeds provided by the No-Lapse Enhancement Rider if that rider’s No-Lapse Value Provision is preventing the policy from lapsing.

Guideline Premium Test	A provision of the Code under which the maximum amount of premium paid in relation to the death benefit and a minimum amount of death benefit in relation to policy value is determined.
Indebtedness	The sum of all outstanding loans and accrued interest
Initial Specified Amount	The amount you select on the application as the initial death benefit of the policy. This may not be less than $100,000. The Initial Specified Amount is shown on the policy specifications page.
Jefferson-Pilot	Jefferson-Pilot Corporation
Lapse Notice

Written notice to you (or any assignee of record) that your policy will terminate unless we receive payment of premiums (or payment of Indebtedness on Policy Loans) necessary so that the Net Accumulation Value of your policy is sufficient to pay the accumulated, if any, and current Monthly Deduction amount on a Monthly Anniversary Day . The notice will state the amount of the premium payment (or payment of Indebtedness on Policy Loans) that must be paid to avoid termination of your policy.

LFA	Lincoln Financial Advisors Corporation
LFD	Lincoln Financial Distributors, Inc.
Lincoln Life	Lincoln Life & Annuity Company of New York
LNC	Lincoln National Corporation
Loan Account Value	An amount equal to any outstanding policy loans, including any interest charged on the loans. This amount is held in the Company’s General Account.
M&E	Mortality and Expense Risk Charge
Market Timing Procedures	Policies and procedures from time to time adopted by us as an effort to protect our policy owners and the funds from potentially harmful trading activity.
Merger

The merger of the the former Lincoln Life & Annuity Company of New York into and with Jefferson Pilot LifeAmerica Insurance Company. Jefferson Pilot LifeAmerica Insurance Company changed its name immediately following the merger to Lincoln Life & Annuity Company of New York

Modified Endowment Contract (MEC)

A life insurance policy that meets the requirements of Section 7702 and fails the “7-pay test” of 7702A of the Code. If the policy is a MEC, withdrawals from your policy will be treated first as withdrawals of income and then as a recovery of premium payments.

Monthly Anniversary Day

The Policy Date and the same day of each month thereafter. If the day that would otherwise be a Monthly Anniversary Day is non-existent for that month, or is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day. The Monthly Deductions are made on the Monthly Anniversary Day.

Monthly Deduction	The amount of the monthly charges for the Cost of Insurance Charge, the Administrative Fee, and charges for riders to your policy.
Net Accumulation Value	An amount equal to the Accumulation Value less the Loan Account Value.
Net Amount at Risk	The death benefit minus the greater of zero or the policy value. The Net Amount at Risk may vary with investment performance, premium payment patterns, and charges.
Net Premium	An amount equal to the premium payment, minus the Premium Load.

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Payment
Net Premium Reserve Rider Premium	An amount equal to the Premium Reserve Rider Premium less Premium Reserve Rider Load
No-Lapse Enhancement Rider Death Benefit	An amount equal to the greater of the No-Lapse Value Provision Death Benefit and the Reset Account Value Death Benefit.
No-Lapse Monthly Administrative Fee	An amount determined at the time the policy is issued which is used as a reference rate. It differs from the rate used to calculate the Accumulation Value of the policy.
No-Lapse Monthly Cost of Insurance	An amount determined at the time the policy is issued which is used as a reference rate. It differs from the rate used to calculate the Accumulation Value of the policy.
No-Lapse Monthly Deduction	An amount equal to the No-Lapse Monthly Cost of Insurance, plus the cost of any additional benefits provided by rider for the month, and plus the No-Lapse Monthly Administrative Fee.
No-Lapse Provision Death Benefit

An amount equal to the Guaranteed Minimum Death Benefit less any Indebtedness and less any Partial Surrenders (i.e., withdrawals) after the date of death, if the No-Lapse Value Provision is actively keeping the policy from lapsing. The No-Lapse Death Benefit may be less than the specified amount of the policy.

No-Lapse Value

A value based on a set of rates and fees, which are reference rates and fees only fixed for the life of the policy at the time the policy is issued, which determines whether the No-Lapse Value Provision of the No-Lapse Enhancement Rider will prevent the policy from lapsing. These reference rates and fees differ from the rates and fees we use to calculate the Accumulation Value of the policy.

No-Lapse Value Provision	A provision of the No-Lapse Enhancement Rider which will prevent the policy from lapsing if the No-Lapse Value, less any Indebtedness, is greater than zero.
Owner

The person or entity designated in the policy specifications on the date of issue unless a new owner is thereafter named, and we receive written notification of such change. The Owner is entitled to exercise rights and privileges of the policy as long as the insured is living. These rights generally include the power to select the beneficiary, request Policy Loans, make Partial Surrenders, surrender the policy entirely, name a new owner, and assign the policy.

Partial Surrender	A withdrawal a portion of your policy values.
Planned Premium Payment	The amount of periodic premium (as shown in the policy specifications) you have chosen to pay the Company on a scheduled basis. This is the amount for which we send a premium reminder notice.
Policy	Lincoln VULONE2007, a flexible premium variable life insurance contract
Policy Anniversary	The same date (month and day) each Policy Year equal to the Policy Date, or the next Valuation Day if the Policy Anniversary is not a Valuation Day or is nonexistent for the year.
Policy Date	The date on which we begin life insurance coverage
Policy Loan	The amount you have borrowed against the Surrender Value of your policy.
Policy Loan Interest	The charge made by the Company to cover the cost of your borrowing against your policy. Policy Loan Interest will be charged to the Loan Account value.
Policy Termination, Policy Lapse

Occurs when 1) the Net Accumulation Value of the policy is insufficient to pay the accumulated, if any, and current Monthly Deduction, and 2) the provisions of the No-Lapse Enhancement Rider are not preventing Policy Termination, subject to the conditions in the Grace Period provision.

Premium Load	A deduction from each Premium Payment which covers certain policy-related state and federal tax liabilities as well as a portion of the sales expenses incurred by the Company.
Premium Payment	The amount that you pay to us for your policy. You may select and vary the frequency and the amount of Premium Payments. After the Initial Premium

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Payment is made there is no minimum premium required, except Premium Payments to keep the policy in force. Premiums may be paid any time before the insured attains age 121.
Premium Reserve Rider Accumulation Value

An amount equal to the sum of the (i) values of Premium Reserve Rider Sub-Accounts, (ii) values held in the Premium Reserve Rider Fixed Account, and (iii) values held in the Premium Reserve Rider Loan Account.

Premium Reserve Rider Fixed Account	The portion of the Fixed Account created specifically for the rider.
Premium Reserve Rider Loan	The amount you have borrowed against the Premium Reserve Rider Accumulation Value.
Premium Reserve Rider Loan Account	An amount equal to any outstanding loans from the Premium Reserve Rider Accumulation Value, including any interest charged on the loans. This amount is held in the Company’s General Account.
Premium Reserve Rider Premium Load	4.0% will be deducted from each amount allocated to this rider.
Premium Reserve Rider Sub-Account	A Sub-account created for the rider which, but for having been created specifically for the rider, is in all other respects identical to the Sub-Account of the same name created for the policy.
Premium Reserve Rider Transfer Load	3.0% will be deducted from each amount transferred from the Premium Reserve Rider Accumulation Value to the policy in the first ten policy years.
Quorum	The number of shares which must be present in person or by proxy in order to transact business at a meeting of shareholders.
Reference Rates and Fees	These are certain assumed charges rates and fees referred to by the No-Lapse Enhancement Rider as “reference rates”.
Reinstatement of Lapsed Policy

The period during which you may apply for reinstatement of your policy. If the insured has not died since lapse, you may apply for reinstatement of your policy within five years of the Policy Lapse date, provided: 1) it has not been surrendered; 2) there is an application for reinstatement in writing; 3) satisfactory evidence of insurability is furnished to us and we agree to accept the risk; 4) we receive a payment sufficient to keep your policy in force for at least two months; and 5) any accrued loan interest is paid and any remaining Indebtedness is either paid or reinstated.

Reset Account Monthly Administrative Fee	An amount determined at the time the policy is issued which is used as a reference rate. It differs from the rate used to calculate the Accumulation Value of the policy.
Reset Account Monthly Cost of Insurance	An amount determined at the time the policy is issued which is used as a reference rate. It differs from the cost of Insurance Charge used to calculate the Accumulation Value of the policy.
Reset Account Monthly Deduction	An amount equal to the Reset Account Monthly Cost of Insurance, plus the cost of any additional benefits provided by rider for the month, plus the Reset Account Monthly Administrative Fee.
Reset Account Value

A value based on a set of rates and fees, which are reference rates and fees only fixed for the life of the policy at the time the policy is issued, which determines whether the Reset Account Value Provision of the No-Lapse Enhancement Rider will prevent the policy from lapsing.

Reset Account Value Provision	A provision of the No-Lapse Enhancement Rider which will prevent the policy from lapsing if the Reset Account Value, less any Indebtedness, is greater than zero.
Reset Account Value Death Benefit

An amount equal to the greater of: 1) the reset death benefit (which is the lesser of the current specified amount and Initial Specified Amount) less IIndebtedness and less any Partial Surrenders (i.e., withdrawals) after the date of death; or 2) an amount equal to the Reset Account Value multiplied by the applicable percentage

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shown in the corridor percentages table of the policy specifications, less any Indebtedness and less any Partial Surrenders after the date of death, if the Reset Account Value Provision is actively keeping the policy from lapsing.

Right to Examine Period

The period during which the policy may be returned to us for cancellation. It is the later of 45 days after the application is signed or ten days after you receive it (60 days after receipt for policies issued in replacement of other insurance).

SAI	Statement of Additional Information
SEC	The Securities and Exchange Commission
SecureLine ™ Account	A special service that we offer in which death benefit or surrender proceeds are placed into an interest-bearing account.
Separate Account	Lincoln Life & Annuity Flexible Premium Variable Life Account M of Lincoln Life & Annuity Company of New York
Separate Account Value	An amount equal to the value of amounts allocated or transferred to the Sub-Accounts on a Valuation Day. We also refer to this as the Variable Accumulation Value.
Surrender Charge

The charge we may make if you request a Full Surrender of your policy or request a Reduction in Specified Amount of the death benefit. The Surrender Charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of Surrender Charges is included in each policy.

Surrender Value	An amount equal to the Net Accumulation Value less any applicable Surrender Charge, less any accrued loan interest not yet charged
Transfer	Upon the Merger, the Separate Account was transferred intact to the Company.
Valuation Day	Each day on which the New York Stock Exchange is open and trading is unrestricted.
Valuation Period	The time between Valuation Days
Variable Account Value	See Separate Account value
Variable Accumulation Unit	A unit of measure used in the calculation of the value of each Sub-Account
We, Us, Our	Lincoln Life & Annuity Company of New York

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FREDERICK C. TEDESCHI, VICE PRESIDENT

 AND ASSOCIATE GENERAL COUNSEL

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

ONE GRANITE PLACE

CONCORD, NEW HAMPSHIRE 03301

Phone: 603-226-5105

Fax: 603-226-5448

Frederick.Tedeschi@LFG.com

November 11, 2008

Ellen J. Sazzman, Esquire

Senior Counsel

Office of Insurance Products

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549-4644

Re:  Lincoln Life & Annuity Flexible Premium Variable Life Account M of Lincoln Life & Annuity Company of New York — Registration Statement on Form N-6; File No: 333-148917

Dear Ms. Sazzman:

Thank you for taking the time to discuss your further comments on our informal response of October 2, 2008 to the SEC Staff Comment Letter.

I believe I have set forth below the substance of your further comments and suggestions.  The revisions made in response to those comments and suggestions are set forth below.  The page numbers in italics preceding new or redrafted language refer to the enclosed marked courtesy copy of the prospectus.  The markings below show only the changes made in response to all of your further comments.  However, as you requested, the marked courtesy copy retains the markings of changes made with our initial filing as well as marking the changes made in response to your comments both on this filing and, where applicable, on our recently effective AssetEdge filing (File No. 333-146507).  In addition, I include an additional courtesy copy marked only to reflect the changes made as a result of our telephone conference on October 31, 2008.  I also include an excerpt of the surrender charge section of the cumulatively marked courtesy copy which reflects the changes made to conform to the presentation adopted for the AssetEdge product.  Finally, I include a copy of the Glossary.

1.                           Fee Table (p.9)

SEC Staff Comment:  In accordance with “office policy”, please disclose the range of premium taxes in a footnote to the disclosure in “Amount Deducted” column.

Response:  The following footnote will be added (and existing footnotes renumbered) (p. 9):

1                  The maximum sales charge imposed on premiums (load) of 7.0% (4.0% in policy years 21 and later) is anticipated to cover the company’s costs for sales expenses and any policy-related state and federal tax liabilities.  In considering policy-related state taxes, the Company considers the average of the taxes imposed by the states rather than any taxes specifically imposed by the state in which the policy owner resides.  Policy-related taxes imposed by states range from 0.0% to 4.0%.

2.   Fee Table (p. 9)

SEC Staff Comment:  Please expand the description of when the Surrender Charge is deducted to add specific reference to surrender charges applicable to the initial specified amount and to the increase in specified amount.

Response:  The disclosure of the charge imposed on Full Surrender will be expanded to read as follows (p. 9):

Upon Full Surrender of your policy, the Surrender Charge will be deducted for up to 15 years from the policy date for the Initial specified amount and from the effective date for each increase in specified amount.

3.  Policy Charges and Fees – Premium Load; Net Premium Payment (p. 23)

SEC Staff Comment:  In accordance with “office policy”, please disclose the range of premium taxes in the discussion of premium load on page 23.

Response:  The following two sentences will be inserted after the current second sentence (p. 23):

In considering policy-related state taxes, the Company considers the average of the taxes imposed by the states rather than any taxes specifically imposed by the state in which the policy owner resides.  Policy-related taxes imposed by states range from 0.0% to 4.0%.

4.  Surrender Charges (p. 24)

SEC Staff Comment:  Please make clearer in the second full paragraph on page 24 that the personalized schedule included with the policy will reflect the amounts to be charged for that policy owner.

Response:  The last sentence of the second full paragraph on page 24 will be revised to read (p. 24):

That schedule will calculate for you for each year during which a Surrender Charge based upon the Initial specified amount of your policy will be imposed, the result of

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multiplying (a) the amount per $1,000 of Initial specified amount of your policy by (b) the Initial specified amount divided by 1,000.

5.  Surrender Charge (p. 24)

SEC Staff Comment:  In the third full paragraph on page 24, it is suggested that the words in the second sentence “is in addition” be revised to the words “will be added”.

Response:  The revision will be made (p. 24).

6.  Surrender Charge (p. 25)

SEC Staff Comment:  Please confirm that the revisions made to the Surrender Charge section of the AssetEdge prospectus (SEC File No. 333-146507) will be made in this prospectus.

Response:  The revisions made to the Surrender Charge section of the AssetEdge prospectus have been made where applicable.  Those revisions are reflected in the cumulative marked copy enclosed with our informal response dated October 2, 2008.  In addition, enclosed is an excerpt from the prospectus which reflects the revisions which were made.

7.  Estate Tax Repeal Rider (p. 36)

SEC Staff Comment:  In the second paragraph of this section, it is suggested that the word “retroactively” be added to the second sentence following the words “with such action being”.

Response:  The revision will be made (p. 36).

8.  No-Lapse Enhancement Rider—No-Lapse Protection (p. 37)

SEC Staff Comment: Please make distinction between termination and the “duration” of the rider more clear.

Response:  The second sub-paragraph under the sub-section headed “No-Lapse Protection” will be revised to read as follows (p. 37):

2)  the rider is providing lapse protection (that is, the period during which lapse protection is provided by the rider — also known as the “duration of lapse protection” — has not ended); and

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9.  No-Lapse Enhancement Rider—No-Lapse Protection (p. 38)

SEC Staff Comment:  In the fifth full paragraph of this sub-section, please add language clarifying that the Reference Rates and Fees used for the rider are not charges and fees imposed on the policy.

Response:  The last sentence of the fifth full paragraph of the sub-section will be revised to read as follows (p. 38):

The Reference Rates and Fees used for this rider are not charges and fees imposed on your policy and differ from the rates and fees we use to calculate the Accumulation Value of the policy.

10.  No-Lapse Enhancement Rider—No-Lapse Value (p. 38)

SEC Staff Comment:  Please consider regrouping the items in the list to place those which are added to 1 together and place those which are subtracted together.

Response:  The revision will be made (p. 38).

11.                     No-Lapse Enhancement Rider—No-Lapse Value (p. 39)

SEC Staff Comment:  Please indicate the period for which the accumulated interest is credited which is referred to in sub-paragraph 4.

Response:  Sub-paragraph 4 (which will be renumbered as sub-paragraph 3) as a result of Comment # 10) will be revised to read as follows (p. 38):

3)  is accumulated interest credited to the No-Lapse Value since the preceding Monthly Anniversary Day;

12.                     No-Lapse Enhancement Rider—No-Lapse Value (p. 39)

SEC Staff Comment:  Please explain supplementally to the staff why the Surrender Charge is only deducted for a Reduction in specified amount on the Monthly Anniversary Day.

Response:  Requests for a Reduction in specified amount become effective on the Monthly Anniversary Day on or next following the day on which the reduction is approved.  Therefore the discussion describes which Reduction in specified amount (that is, the Reduction in specified amount which occurs on the Monthly Anniversary Day rather than the preceding Monthly Anniversary Day) will be used in the calculation of the No-Lapse Value.

13.  No-Lapse Enhancement Rider—No-Lapse Value (p. 39)

SEC Staff Comment:  Please explain why the Premium Load is not deducted in the discussion of how No-Lapse Value is calculated on other than a Monthly Anniversary Day in the second full paragraph of this sub-section.

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Response:  The term “Net Premium Payments” is defined on page 23 as premium payments net of the premium load.  Therefore, the reference to “plus all Net Premium Payments received since the preceding Monthly Anniversary Day” reflects the deduction of Premium Load.

14.  No-Lapse Enhancement Rider—No-Lapse Value (p. 39)

SEC Staff Comment:  In the last full paragraph of this sub-section, please add language clarifying that the Reference Rates and Fees used for the rider are not charges and fees imposed on the policy.

Response:  The second sentence of this paragraph will be revised to read as follows (p. 39):

The No-Lapse Monthly Cost of Insurance and the No-Lapse Monthly Administrative Fee are Reference Rates and Fees only, are not charges and fees imposed on your policy, and are used solely for the purpose of calculating benefits provided by the rider.

15.  No-Lapse Enhancement Rider—Reset Account Value (p. 39)

SEC Staff Comment:  Please consider regrouping the items in the list to place those which are added to 1 together and place those which are subtracted together.

Response:  The revision will be made (p. 39).

16.  No-Lapse Enhancement Rider—Reset Account Value (p. 40)

SEC Staff Comment:  Please indicate the period for which the accumulated interest is credited which is referred to in sub-paragraph 4.

Response:  Sub-paragraph 4 (which will be renumbered as sub-paragraph 3) as a result of Comment # 15) will be revised to read as follows (p. 39):

3)  is accumulated interest credited to the Reset Account Value since the preceding Monthly Anniversary Day;

17.  No-Lapse Enhancement Rider—Reset Account Value (p. 40)

SEC Staff Comment:  Please explain supplementally to the staff why the Surrender Charge is only deducted for a Reduction in specified amount on the Monthly Anniversary Day.

Response:  Requests for a Reduction in specified amount become effective on the Monthly Anniversary Day on or next following the day on which the reduction is approved.  Therefore the discussion describes which Reduction in specified amount

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(that is, the Reduction in specified amount which occurs on the Monthly Anniversary Day rather than the preceding Monthly Anniversary Day) will be used in the calculation of the Reset Account Value.

18.  No-Lapse Enhancement Rider—Reset Account Value (p. 40)

SEC Staff Comment:  Please explain why the Premium Load is not deducted in the discussion of how Reset Account Value is calculated on other than a Monthly Anniversary Day in the second full paragraph of this sub-section.

Response:  The term “Net Premium Payments” is defined on page 23 as premium payments net of the premium load.  Therefore, the reference to “plus all Net Premium Payments received since the preceding Monthly Anniversary Day” reflects the deduction of Premium Load.

19.  No-Lapse Enhancement Rider—Reset Account Value (p. 40)

SEC Staff Comment:  In the next to last full paragraph of this sub-section, please add language clarifying that the Reference Rates and Fees used for the rider are not charges and fees imposed on the policy.

Response:  The second sentence of this paragraph will be revised to read as follows (p. 39):

The Reset Account Monthly Cost of Insurance and the Reset Account Monthly Administrative Fee are Reference Rates and Fees only, are not charges and fees imposed on your policy, and are used solely for the purpose of calculating benefits provided by the rider.

20.  No-Lapse Enhancement Rider—Death Benefits under the Policy and the Rider (p. 40)

SEC Staff Comment:  In the first paragraph of this sub-section, please clarity that the no-lapse provision referred to in the second sentence is the no-lapse rider.

Response:  The second sentence will be revised to read as follows (p.40):

This Guaranteed Minimum Death Benefit will be used in determining the actual Death Benefit Proceeds provided by the no-lapse value provision of this rider.

21.  No-Lapse Enhancement Rider—Death Benefits under the Policy and the Rider (p. 41)

SEC Staff Comment:  In the fifth paragraph of this sub-section, please clarify that the subtraction for Partial Surrenders are those received by the policy owner after the date of death.

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Response:  Sub-paragraph 1) c) of the fifth paragraph will be revised to read as follows (p. 40):

c)              any Partial Surrenders (i.e., withdrawals) received by the policy owner after the date of death; or

22.  No-Lapse Enhancement Rider—Death Benefits under the Policy and the Rider (p. 41)

SEC Staff Comment:  In the sixth paragraph of this sub-section, please clarify the reference to “these provisions”.

Response:  The first sentence of the sixth paragraph will be revised to read as follows (p. 41):

If the requirements of both of theNo-Lapse Value and Reset Account Value provisions are met, the death benefit payable will be the greater death benefit amount triggered by either of the provisions. Refer to the section headed “Death Benefits” for more information.

23.  No-Lapse Enhancement Rider—Death Benefits under the Policy and the Rider (p. 41)

SEC Staff Comment:  In the seventh paragraph, please clarify the reference in the first sentence to “this rider” by using the full name of the rider.

Response:  The first sentence of the seventh paragraph will be revised to read as follows (p. 41):

If this No-Lapse Enhancement Rider prevents the policy from lapsing, and subsequent Premium Payments are made such that the Accumulation Value is sufficient to cover the Monthly Deductions, the death benefit payable will be determined by the death benefit option in effect.

24.  No-Lapse Enhancement Rider—Death Benefits under the Policy and the Rider (p. 41)

SEC Staff Comment:  In the eighth paragraph, please clarify the reference in the last sentence to “that benefit” by inserting the word “death” if that is the benefit to which reference is made.

Response:  The last sentence of the eighth paragraph will be revised to read as follows (p. 41):

That death benefit is the greater of the No-Lapse Provision and the Reset Account Value Provision.

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25.  No-Lapse Enhancement Rider—Rider Termination (p. 44)

SEC Staff Comment: Please confirm supplementally to the Staff that the listing of events in this sub-section is complete.

Response:  The listing is complete.

26.  Premium Reserve Rider (p. 46)

SEC Staff Comment:  Please make clear whether withdrawing funds from the Premium Reserve Rider will result in the imposition of a surrender charge.

Response:  A policy owner may request payment of values allocated to the Premium Reserve Rider without being subject to a Surrender Charge.  This is noted in the third sentence of the first paragraph of this section.  To make this clearer, the following will be inserted as a new paragraph immediately following existing paragraph five (pp. 46-47):

You may also request that part (or all) of the Premium Reserve Rider’s Net Accumulation Value (that is, the Premium Reserve Rider Accumulation Value less any Premium Reserve Rider Loan Account) be paid to you in cash, and no Surrender Charge or other fee will be deducted from the amount paid to you.  We limit the amount of the Premium Reserve Rider’s Net Accumulation Value available to be withdrawn to the extent the policy’s Net Accumulation Value does not cover the policy’s Surrender Charges at the time of the withdrawal.

27.  Death Benefit Options (p. 55)

SEC Staff Comment:  Please indicate the effect, if any, that Partial Surrenders would have on amounts payable.

Response:  The following sentence will be added to the end of the section (p. 55):

Partial Surrenders may also reduce the death benefit payable under any of the death benefit options (See section headed “Partial Surrenders” for details as to the impact a Partial Surrender will have on the death benefit payable under each option.)

28.  Changes to the Initial Specified Amount and Death Benefit Options (p. 56)

SEC Staff Comment:  Please address a Partial Surrender as a part of the discussion in this section of the changes to the Initial specified amount.

Response:  The following sentence will be added to the end of the first paragraph of this section (p. 56):

A Partial Surrender may reduce the specified amount.  (See section headed “Partial Surrenders” for details as to the impact a Partial Surrender may have on the specified amount.)

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29.  Policy Loans (p. 59)

SEC Staff Comment:  Please clarify the reference to “Surrender Charge” in sub-paragraph (i) of the first paragraph of this section by indicating whether, for example, the Surrender Charge referred to is the Surrender Charge which would have been applied had a Full Surrender of the policy been requested at the time the Policy Loan was requested.

Response:  The third sentence of the first paragraph will be revised to read as follows (p. 59):

However, we reserve the right to limit the amount of your loan so that total policy Indebtedness (including any Premium Reserve Rider Indebtedness) on the date your loan request is received will not exceed the greater of:

(i)   an amount equal to

(a)          90% of the sum of the Separate Account Value, the Fixed Account Value, and the Loan Account Value of the policy; plus

(b)         (1)  during policy years 1 to 10, 90% of the Premium Reserve Rider Accumulation Value ; or

(2)  during policy years 11 and later, 100% of the Premium Reserve Rider Accumulation Value;

less Surrender Charge (applicable if you had requested a Full Surrender of your policy on the date your loan is requested) ; and

(ii)                                    75% of the current Surrender Value.

30.  Appendix A

SEC Staff Comment:  Please indicate that all amounts in the examples are in dollars.

Response:  The first sentence of Appendix A will be revised to read as follows (p. 71):

The following hypothetical examples demonstrate the impact of Surrender Charges under different scenarios for a male, standard non-tobacco, issue age 45 with an Initial specified amount of $1,000,000, no Indebtedness, assumed investment return of 8.00% (7.24% net), and a planned annual premium payment of $15,000  (all amounts shown for each policy year end in each of the tables below are in dollars):

Upon receipt of your acceptance of this response and the corresponding changes to the prospectus, we will file an amendment to the registration statement incorporating all the changes since the initial filing, accompanied by a request for acceleration.  If possible, we would appreciate your response by November 19, 2008, so that we can achieve effectiveness by November 26, 2008.

Thank you very much for all your assistance with our filing.

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Sincerely yours,

/s/ Frederick C. Tedeschi

Vice President and Associate
General Counsel

10

 11/7/08

Courtesy Copy

 Marked to reflect changes from LNL VULONE2007

 Cumulatively marked

 Includes changes In response to SEC Comments of October 31, 2008 and AssetEdge changes

Lincoln Life & Annuity Flexible Premium Variable Life Account M

Lincoln Life & Annuity Company of New York

Home Office Location:

100 Madison Street

Suite 1860

Syracuse, New York 13202

(888) 223-1860

Administrative Office:

Customer Service Center

One Granite Place

Concord, New Hampshire 03301

(800) 444-2363

A Flexible Premium Variable Life Insurance Policy

This prospectus describes Lincoln VULONE2007, a flexible premium variable life insurance contract (the “policy”), offered by Lincoln Life & Annuity Company of New York (“Lincoln Life”, “the Company”, “we”, “us”, “our”). The policy provides for death benefits and policy values that may vary with the performance of the underlying investment options. Read this prospectus carefully to understand the policy being offered.

The policy described in this prospectus is available only in New York.

You, the owner, may allocate net premiums to the variable Sub-Accounts of our Flexible Premium Variable Life Account M (“Separate Account”), or to the Fixed Account. Each Sub-Account invests in shares of a certain fund. Those funds are known as the Elite Series of funds (the “funds”), and such funds are offered by the following fund families. Comprehensive information on the funds may be found in the funds prospectus which is furnished with this prospectus.

• AllianceBernstein Variable Products Series Fund, Inc.

• American Century Investments Variable Portfolios, Inc.

• American Funds Insurance Series

• Delaware VIP Trust

• Fidelity Variable Insurance Products

• Franklin Templeton Variable Insurance Products Trust

• Lincoln Variable Insurance Products Trust

• MFS ® Variable Insurance Trust

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Additional information on Lincoln Life, the Separate Account and this policy may be found in the Statement of Additional Information (the “SAI”). See the last page of this prospectus for information on how you may obtain the SAI.

To be valid, this prospectus must have the current funds’ prospectuses with it.  Keep all prospectuses for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or determined this prospectus is accurate or complete. It is a criminal offense to state otherwise.

Prospectus Dated:                     , 2008

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LAPSE AND REINSTATEMENT	63
No-Lapse Protection	64
Reinstatement of a Lapsed Policy	65
TAX ISSUES	65
Taxation of Life Insurance Contracts in General	65
Policies Which Are MECs	67
Policies Which Are Not MECs	68
Other Considerations	68
Fair Value of Your Policy	70
Tax Status of Lincoln Life	70
RESTRICTIONS ON FINANCIAL TRANSACTIONS	70
LEGAL PROCEEDINGS	70
FINANCIAL STATEMENTS	71
CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION	71
APPENDIX A – Examples of Surrender Charge Calculation
GLOSSARY OF TERMS

Capitalized terms used in this prospectus are defined

where first used or in the Glossary of Terms

beginning on page     of this prospectus.

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POLICY SUMMARY

Benefits of Your Policy

Death Benefit Protection. The policy this prospectus describes is a variable life insurance policy which provides death benefit protection. Variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection. You should consider other forms of investments if you do not need death benefit protection, as there are additional costs and expenses in providing the insurance.  Benefits of the policy will be impacted by a number of factors discussed in this prospectus, including adverse investment performance and the amount and timing of premium payments.

Tax Deferred Accumulation. Variable life insurance has significant tax advantages under current tax law. Policy values accumulate on a tax- deferred basis. A transfer of values from one Sub-Account to another within the policy currently generates no current taxable gain or loss. Any investment income and realized capital gains within a Sub-Account or interest from the Fixed Account are automatically reinvested without being taxed to the policy owner.

Access to Your Policy Values. Variable life insurance offers access to policy values. You may borrow against your policy or surrender all or a portion of your policy. Your policy can support a variety of personal and business financial planning needs.

Flexibility. The policy is a flexible premium variable life insurance policy in which flexible premium payments are permitted. You may select death benefit options and policy riders. You may increase or decrease the amount of death benefit. You are able to select, monitor, and change investment Sub-Account choices within your policy. With the wide variety of investment Sub-Accounts available, it is possible to fine tune an investment mix to meet changing personal objectives or investment conditions. Premium payments and cash values you choose to allocate to Sub-Accounts are used by us to purchase shares of funds which follow investment objectives similar to the investment objectives of the corresponding Sub-Account.  Those funds are referred to in this prospectus as “underlying funds”.  You should refer to this prospectus and the prospectus for each underlying fund for comprehensive information on the Sub-Accounts and the underlying funds. You may also allocate premiums and Accumulation Values to the Fixed Account.

No-Lapse Protection.  Your policy will include the No-Lapse Enhancement Rider and the Premium Reserve Rider, which may help you manage some of the risk of policy lapse.

The No-Lapse Enhancement Rider may prevent a policy from lapsing where the Net Accumulation Value under your policy is insufficient to cover the Monthly Deductions if the requirements of the rider, including requirements as to timing and amount of premium payments, are met.  The Net Accumulation Value of your policy is defined in the policy values section of the prospectus.  The duration of lapse protection provided will be determined monthly, and it will vary based on the calculations described in detail in the rider.  Those calculations credit the actual amounts of Net Premium Payments made, deduct for the actual amount of any Partial Surrenders you make, and then adjust the net of those actual amounts by a formula which increases the net of premiums less surrenders by an assumed interest crediting rate and reduces that net amount by certain assumed charges rates and fees referred to by the rider as “reference rates”.  All assumed rates, charges, and

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fees are set forth in the rider.  Payment of premiums higher than the planned premium and assumed interest credited by the rider’s formula on net premiums will increase the duration of lapse protection.  Partial Surrenders and rider reference charges, rates, and fees deducted by the rider formula will reduce the duration of lapse protection.  In addition, if the provisions of this rider are invoked to prevent lapse of the policy, the death benefit provided by this rider will be different from the death benefit otherwise in effect under the policy.  Refer to the section headed “No-Lapse Enhancement Rider” in the Riders section of this prospectus for more information about amount of the death benefit which would be provided by the rider as well as the determination of the duration of protection.  Finally, the rider reserves to us the right to restrict your allocations to certain Sub-Accounts to a maximum of 40% of the policy Accumulation Value.  The decision to enforce this restriction will be based on an annual review of the Separate Account investments for this product.  If we determine that the allocations by all owners of this product are highly concentrated in certain Sub-Accounts, then Sub-Accounts with higher concentrations than anticipated will be subject to the restriction.  You must maintain automatic rebalancing and comply with these investment restrictions in order to keep this rider in effect.

The Premium Reserve Rider allows you to pay premiums in addition to those you plan to pay for the base policy and to have such amounts accumulate in the same manner as if they had been allocated to your policy.  This rider’s accumulation value generated by these additional premiums will automatically be transferred to your policy at the end of the grace period to help keep your policy in force in the event (i) the Net Accumulation Value under your policy is insufficient to cover the Monthly Deductions and your policy’s No-Lapse Enhancement Rider described above is not at the time preventing your policy from lapsing; and (ii) you do not respond to the lapse notice by paying at least the amount set forth in that notice.  If the Premium Reserve Rider Accumulation Value on the day the Grace Period ends is insufficient to meet the amount then due, your policy and this rider will lapse without value.  You may also request us to transfer the Premium Reserve Rider Accumulation Value to your policy at any time.  As with your policy, you bear the risk that investment results of the Premium Reserve Rider Sub-Accounts you have chosen are adverse or are less favorable than anticipated.  Adverse investment results will impact the accumulation value of the rider, and, therefore, the amount of the Premium Reserve Rider Accumulation Value which may be available to prevent your policy from lapsing or for providing policy benefits.  Refer to the section headed “Premium Reserve Rider” in the Riders section of this prospectus for more information about the benefits of this rider.

Risks of Your Policy

Fluctuating Investment Performance. A Sub-Account is not guaranteed and will increase and decrease in value according to investment performance of the underlying fund. Policy values in the Sub-Accounts are not guaranteed. If you put money into the Sub-Accounts, you assume all the investment risk on that money. A comprehensive discussion of each Sub-Account’s and underlying fund’s objective and risk is found in this prospectus and in each fund’s prospectus, respectively. You should review these prospectuses before making your investment decision.  Your choice of Sub-Accounts and the performance of the funds underlying each Sub-Account will impact the policy’s Accumulation Value and will impact how long the policy remains in force, its tax status, and the amount of premium you need to pay to keep the policy in force.

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Unsuitable for Short-Term Investment. This policy is intended for long-term financial and investment planning for persons needing death benefit protection, and it is unsuitable for short-term goals. Your policy is not designed to serve as a vehicle for frequent trading.

Policy Lapse. Sufficient premiums must be paid to keep a policy in force. There is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated. Outstanding Policy Loans and Partial Surrenders will increase the risk of lapse.

In addition to paying sufficient premiums and being cognizant of the impact of outstanding Policy Loans and Partial Surrenders on your policy values, you also have the No-Lapse Enhancement Rider and the Premium Reserve Rider, briefly noted above and discussed in more detail in the Riders section of this prospectus, to help you manage some of the risk of policy lapse.

Decreasing Death Benefit. Any outstanding Policy Loans and any amount that you have surrendered or withdrawn will reduce your policy’s death benefit.  Depending upon your choice of Death Benefit Option, adverse performance of the Sub-Accounts you choose may also decrease your policy’s death benefit.

Consequences of Surrender. Surrender Charges are assessed if you surrender your policy within the first 10-15 policy years. Full or Partial Surrenders may result in tax consequences. Depending on the amount of premium paid, or any Reduction in Specified Amount, there may be little or no Surrender Value available. Partial Surrenders may reduce the policy value and death benefit, and may increase the risk of lapse.  To avoid lapse, you may be required to make additional premium payments.

Tax Consequences. As noted in greater detail in the section headed “Tax Issues”,the federal income tax treatment of life insurance is complex and current tax treatment of life insurance may change. There are other federal tax consequences such as estate, gift and generation skipping transfer taxes, as well as state and local income, estate and inheritance tax consequences.  You should always consult a tax adviser about the application of federal and state tax rules to your individual situation.  The following discussion highlights tax risks in general, summary terms.

Tax Treatment of Life Insurance Contracts. The policies are designed to enjoy the favorable tax treatment afforded life insurance, including the exclusion of death benefits from income tax, the ability to take distributions and loans over the life of your policy, and the deferral of taxation of any increase in the value of your policy.  If the policy does fail to qualify, you will be subject to the denial of those important benefits.  In addition, if you pay more premiums than permitted under the federal tax law your policy may still be life insurance but will be classified as a Modified Endowment Contract whereby only the tax benefits applicable to death benefits will apply and distributions will be subject to immediate taxation and to an added penalty tax.

Tax Law Compliance.  We believe that the policy will satisfy the federal tax law definition of life insurance, and we will monitor your policy for compliance with the tax law requirements.  The discussion of the tax treatment of your policy is based on the current policy, as well as

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the current rules and regulations governing life insurance.  Please note that changes made to the policy, as well as any changes in the current tax law requirements, may affect the policy’s qualification as life insurance or may have other tax consequences.

8

Charges and Fees

This section describes the fees and expenses that you will pay when buying, owning and surrendering your policy. Refer to the “Policy Charges and Fees” section later in this prospectus for more information.

Table I describes the fees and expenses that you will pay at the time you purchase your policy, surrender your policy, or transfer Accumulation Values between Sub-Accounts.

Table I: Transaction Fees

Charge	When Charge is Deducted	Amount Deducted

Maximum sales charge imposed on premiums (Premium Load)	When you pay a premium.	7.0% of each premium payment in policy years 1-20 and 4.0% in policy years 21 and later. (1)

Surrender Charge* (2)

Upon Full Surrender of your policy, the Surrender Charge will be deducted for up to15years from the Policy Date for the Initial Specified Amount and from the effective date for each increase in specified amount. When you make certain specified amount reductions (years 1-10).

Maximum Charge		$60.00 per $1,000 of specified amount.

Minimum Charge		$0.00 per $1,000 of specified amount.

Charge for a Representative Insured		For a male, age 45, standard non- tobacco, in year one the maximum Surrender Charge is $27.52 per $1,000 of specified amount.

For a female, age 45, standard non-tobacco, in year one the maximum Surrender Charge is $24.90 per $1,000 of specified amount.

Transfer Fee	Applied to any transfer request in excess of 24 made during any policy year.	$25

*

These charges and costs vary based on individual characteristics. The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay. You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your financial adviser.

(1)

The maximum sales charge imposed on premiums (load) of 7.0% (4.0% in policy years 21 and later) is anticipated to cover the company’s costs for sales expenses and any policy-related state and federal tax liabilities. In considering policy-related state taxes, the Company considers the average of the taxes imposed by the states rather than any taxes specifically imposed by the state in which the policy owner resides. Policy-related taxes imposed by states range from 0.0% to 4.0%.

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(2)

You may request one or more Partial Surrenders totaling 90% of your policy’s Surrender Value without the imposition of a Surrender Charge.  If you wish to surrender more than 90% of your policy’s Surrender Value, you must request a Full Surrender of your policy, which is subject to the Surrender Charge reflected in the table above.  (See section headed “Partial Surrenders” for a discussion of Partial Surrenders of your policy.)

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Table II describes the fees and expenses that you will pay periodically during the time that you own your policy, not including the fund operating expenses shown in Table III.

Table II: Periodic Charges Other Than Fund Operating Expenses

Charge	When Charge is Deducted	Amount Deducted

Cost of Insurance*	Monthly

Maximum Charge		$83.33 per month per $1,000 of Net Amount at Risk. Individuals with a higher mortality risk than standard issue individuals can be charged from 125% to 800% of the standard rate.

Minimum Charge		$0.00 per month per $1,000 of Net Amount at Risk.

Charge for a Representative Insured		For a male, age 45, standard non-tobacco, in year one the guaranteed maximum monthly cost of insurance rate is $0.19 per month per $1,000 of Net Amount at Risk.

For a female, age 45, standard non-tobacco, in year one the guaranteed maximum monthly cost of insurance rate is $0.14 per month per $1,000 of Net Amount at Risk.

Mortality and Expense Risk Charge (“M&E”)	Daily (at the end of each valuation day).	Daily charge as a percentage of the value of the Separate Account, guaranteed not to exceed an effective annual rate of 0.60%. (3)

Administrative Fee*	Monthly	A flat fee of $10 per month in all years. In addition to the flat fee of $10

*   These charges and costs vary based on individual characteristics.  The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay.  You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your financial adviser.

(3) Guaranteed at an effective annual rate of 0.60% in policy years 1-10; 0.20% in policy years 11-20; and 0.00% in policy years 21 and beyond.

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Table II: Periodic Charges Other Than Fund Operating Expenses (continued)

Charge	When Charge is Deducted	Amount Deducted

per month, for the first ten policy years from issue date or increase in specified amount, a monthly fee per dollar of Initial specified amount or increase in specified amount as follows:

Maximum Charge		$2.56 per month per $1,000 of Initial specified amount or increase in specified amount.

Minimum Charge		$0.01 per month per $1,000 of Initial specified amount or increase in specified amount.

Charge for a Representative Insured		For a male or female age 45, standard non-tobacco, the maximum additional monthly charge is $0.24 per month per $1,000 of specified amount.

Policy Loan Interest	Annually	5.0% annually of the amount held in the loan account. (4)

(4)

Effective annual interest rate of 5.0% in years 1-10 and 4.1% in years 11 and later.  Although deducted annually, interest accrues daily.  As described in the section headed “Policy Loans”, when you request a policy loan, amounts equal to the amount of the loan you request are withdrawn from the Sub-Accounts and the Fixed Account in proportion to their respective values.  Such amount is transferred to the Loan Account, which is part of the Company’s General Account.  Amounts in the Loan Account are credited interest at an effective annual rate guaranteed not to be less than 4.0%.  The net cost of your loan (that is the difference between the interest rate charged on amounts borrowed and the interest rate credited to amounts held in the Loan Account) is 1.0% in policy years 1 – 10 and 0.1% in policy years 11 and later.

Table II: Periodic Charges Other Than Fund Operating Expenses (continued)

Charge	When Charge is Deducted	Amount Deducted

No-Lapse Enhancement Rider	N/A	There is no charge for this rider.(5)

Overloan Protection Rider (6)	One-time charge when benefit is elected	Maximum charge of 5.0% of the then current Accumulation Value.(6)

Optional Rider Charges		Individualized based on whether optional Rider(s) selected.

Premium Reserve Rider(7)	When you direct a premium to this rider	4.0% of each premium payment allocated to the Rider. (7)

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When Rider Accumulation Value is transferred to policy during policy years 1-10 (7)	3.0% of amount transferred.

(5)

There is no separate charge for the No-Lapse Enhancement Rider. The Cost of Insurance Charge for the policy has been adjusted to reflect the addition of the rider to the policy. See No-Lapse Enhancement Rider section for further discussion.

(6)

Accumulation Value of the policy is the sum of the Fixed Account value, the Separate Account value, and the Loan Account value. See Policy Values section for detailed discussion of how each value is calculated.

(7)

Allocations of Premium Payments to the rider are at your discretion. Allocations of Premium Payments to the Rider are subject to the 4.0% charge shown in the Table and are not subject to the “Maximum Sales Charge Imposed on Premiums” shown in Table I. This 4.0% charge is called the Premium Reserve Rider Premium Load. Rider Accumulation Value allocated to the Separate Account is subject to the mortality and expense risk charge (which does not exceed 0.60% for policy years 1-10 and 0.20% for policy years 11 and later).

Transfers of Accumulation Value from the rider to the policy are not subject to the “Maximum Sales Charge Imposed on Premiums” shown in Table 1, but are subject to a charge of 3.0% of the Accumulation Value transferred if such transfers are made during the first 10 policy years. In addition, if you request a loan from the Accumulation Value of this rider, interest is charged at the same rate as for Policy Loans. See Premium Reserve Rider section for further discussion.

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Table II: Periodic Charges Other Than Fund Operating Expenses (continued)

Charge	When Charge is Deducted	Amount Deducted

Waiver of Monthly Deduction Rider (8)	Monthly	A percent of all other covered monthly charges.(8)

Maximum Charge		12.0% of all other covered monthly charges.

Minimum Charge		2.0.% of all other covered monthly charges.

Charge for a Representative Insured		For a male, age 45, standard non-tobacco, the maximum percentage is 3.5% of all other covered monthly charges.

For a female, age 45, standard non-tobacco, the maximum percentage is 5% of all other covered monthly charges.

Change of Insured Rider	N/A	There is no charge for this rider.

Estate Tax Repeal Rider	One-time charge at issue.	$250

(8)

These charges and costs vary based on individual characteristics. The charges and costs shown in the tables may not be representative of the charges and costs that a particular policy owner will pay. “Covered monthly charges” are the Monthly Deductions under the policy: the Cost of Insurance Charge, Administrative Fee, and the cost of any riders. You may obtain more information about the particular charges, cost of insurance, and the cost of certain riders that would apply to you by requesting a personalized policy illustration from your financial adviser.

Table III shows the annual fund fees and expenses that are deducted daily from your Sub-Account values, on a pro rata basis. The table shows the minimum and maximum total operating expenses charged by the underlying funds that you may pay during the time you own your policy. More detail concerning each fund’s fees and expenses is contained in the prospectus for each fund.

These fees and expenses may change at any time.

Table III: Total Annual Fund Operating Expenses

(expenses that are deducted from fund assets)

Total Annual Operating Expense	Minimum	Maximum

Total management fees, distribution and/or service (12b-1) fees, and other expenses.	0.32%	6.06	%(9)

(9)

The Total Annual Operating Expenses shown in the table do not reflect waivers and reductions. Funds may offer waivers and reductions to lower their fees. Currently such waivers and reductions range from 0.00% to 4.89%. These waivers and reductions generally extend through April 30, 2009 but may be terminated at any time by the fund. Refer to the funds prospectus for specific information on any waivers or reductions in effect. The minimum and maximum percentages shown in the table include Fund Operating Expenses of mutual funds, if any, which may be acquired by the underlying funds. Refer to the funds prospectus for details concerning Fund Operating Expenses of mutual fund shares acquired by underlying funds, if any. In addition, certain underlying funds have reserved the right to impose fees when fund shares are redeemed within a specified period of time of purchase (“redemption fees”) not reflected in the table

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above.  As of the date of this prospectus, none have done so.  Redemption fees are discussed in the Market Timing section of this prospectus and further information about redemption fees is contained in the prospectus for such funds, copies of which accompany this prospectus or may be obtained by calling 1-800-444-2363.

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LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT

Lincoln Life & Annuity Company of New York (“Lincoln Life, the Company, we, us, our”) (EIN 22-0832760) is a stock life insurance company chartered in New Jersey in 1897 and redomesticated to New York on April 2, 2007.  It is engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (“LNC”), a publicly held insurance and financial services holding company incorporated in Indiana.  Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

The Company was formed as a result of the merger of two stock life insurance company subsidiaries of LNC. On April 2, 2007, Lincoln Life & Annuity Company of New York (“former Lincoln New York”) was merged with and into the Company (which was then known as Jefferson Pilot LifeAmerica Insurance Company). Simultaneously with the merger, the Company’s name was changed from Jefferson Pilot LifeAmerica Insurance Company to Lincoln Life & Annuity Company of New York. As a result, the assets and liabilities of the former Lincoln New York became part of the assets and liabilities of the Company and the life insurance policies previously issued by the former Lincoln New York became obligations of the Company.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Lincoln Financial Group sells a wide variety of financial products and solutions through financial advisors: mutual funds, managed accounts, retirement solutions, life insurance, 401(k) and 403(b) plans, savings plans, institutional investments and comprehensive financial planning and advisory services.

Lincoln Life & Annuity Flexible Premium Variable Life Account M (“Separate Account”) is a separate account of the Company which was established on November 24, 1997. As part of the merger of the two insurance companies described above (the “Merger”), the Separate Account was transferred intact to the Company (the “Transfer”). The assets and liabilities of the Separate Account immediately prior to the Merger remain intact and legally separate from any other business of the Company. The accumulation unit values for the Sub-Account(s) to which you allocated your premium payments and accumulation values did not change as a result of the Transfer of the Separate Account, and your policy values immediately after the Transfer are the same as your policy values immediately before the Transfer. The investment performance of assets in the Separate Account is kept separate from that of the Company’s General Account. Separate Account assets attributable to the policies are not charged with the general liabilities of the Company.  Separate Account income, gains and losses are credited to or charged against the Separate Account without regard to the Company’s other income, gains or losses. The Separate Account’s values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the “Commission”) as a unit investment trust under the Investment Company Act of 1940 (“1940 Act”) and meets the definition of “separate account.”  Any changes in the investment policy of the Separate Account must be approved by the New York State Insurance Department.

You may also allocate your premium payments and accumulation values in whole or in part to the Fixed Account (“Fixed Account”).  In the Fixed Account, your principal is guaranteed. Fixed Account assets are general assets of the Company, and are held in the Company’s General Account.

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On April 3, 2006, Jefferson-Pilot Corporation (“Jefferson-Pilot”), a North Carolina corporation, merged with and into a wholly owned subsidiary of LNC.  As a result, the Company became a wholly owned subsidiary of LNC.

Fund Participation Agreements

In order to make the funds in which the Sub-Accounts invest available, Lincoln Life has entered into agreements with the trusts or corporations and their advisers or distributors.  In some of these agreements, we must perform certain administrative services for the fund advisers or distributors.  For these administrative functions, we may be compensated at annual rates of between 0.00% and 0.46% based upon assets of an underlying fund attributable to the policies. We (or our affiliates) may profit from these fees or use these fees to defray the costs of distributing the contract. Additionally, a fund’s adviser and/or distributor (or its affiliates) may provide us with certain services that assist us in the distribution of the contracts and may pay us and/or certain affiliates amounts to participate in sales meetings.  The compensation may come from 12b-1 fees, or be paid by the advisers or distributors.  The funds offered by the following trusts or corporations make payments to Lincoln Life under their distribution plans in consideration of the administrative functions Lincoln Life performs: American Funds Insurance Series, Fidelity Variable Insurance Products, and Lincoln Variable Insurance Products Trust.

Payments made out of the assets of the fund will reduce the amount of assets that otherwise would be available for investment and will reduce the return on your investment. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the fund’s average net assets, which can fluctuate over time. If, however, the value of the fund goes up, then so would the payment to us (or our affiliates). Conversely, if the value of the funds goes down, payments to us (or our affiliates) would decrease.

Distribution of the Policies and Compensation

The policy is distributed by broker-dealer firms through their registered representatives who are appointed as life insurance agents for the Company. One of such broker-dealer firms is Lincoln Financial Advisors Corporation (“LFA”), which is an affiliate of the Company. Broker-dealer firms may receive commission and service fees up to 55% of first year premium, plus up to 5% of all other premiums paid. The amount of compensation may also be affected by choices the policy owner has made, including choices of riders, when the policy was applied for. In lieu of premium-based commission, equivalent amounts may be paid over time, based on accumulation value. Additionally, the broker-dealer may be paid additional compensation on first year premiums and all additional premiums and/or provided reimbursements for portions of policy sales expenses.

In some situations, the broker-dealer may elect to share its commission or expense reimbursement allowance with its registered representatives. Registered representatives of broker-dealer firms may also be eligible for cash bonuses and “non cash compensation.” The latter, as defined in FINRA Conduct Rule 2820, includes such things as office space, computers, club credit, prizes, awards, and training and education meetings.

Broker-dealers or their affiliates may be paid additional amounts for: (1) “preferred product” treatment of the policies in their marketing programs, which may include marketing services and increased access to sales representatives; (2) sales promotions relating to the policies;

17

(3) costs associated with sales conferences and educational seminars for their sales representatives; (4) other sales expenses incurred by them; and (5) inclusion in the financial products the broker-dealer offers. Loans may be provided to broker-dealers or their affiliates to help finance marketing and distribution of the policies, and those loans may be forgiven if aggregate sales goals are met. In addition, staffing or other administrative support and services may be provided to broker-dealers who distribute the policies.

These additional types of compensation are not offered to all broker-dealers.  The terms of any particular agreement governing compensation may vary among broker-dealers and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide broker-dealers and/or their registered representatives with an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive additional compensation, or receives lower levels of additional compensation. You may ask your registered representative how he/she will personally be compensated for the transaction. You may wish to take such payments into account when considering and evaluating any recommendation relating to the policies.

Depending on the particular selling arrangements, there may be others who are compensated for distribution activities. For example, certain “wholesalers,” who control access to certain selling offices, may be compensated for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the policies. One of the wholesalers is Lincoln Financial Distributors, Inc. (“LFD”), a registered broker-dealer, also an affiliate of Lincoln Life. Marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the policies, and which may be affiliated with those broker-dealers, may also be compensated. Commissions and other incentives or payments described above are not charged directly to policy owners or the Separate Account. The potential of receiving, or the receipt of, such marketing assistance or other services and the payment to those who control access or for referrals, may provide broker-dealers and/or their registered representatives an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive similar assistance or disadvantage issuers of other variable life insurance policies (or other investments) which do not compensate for access or referrals. All compensation is paid from our resources, which include fees and charges imposed on your policy.

We do not anticipate that the Surrender Charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which we will incur in connection with your policy.  Any such shortfall would be available for recovery from the Company’s General Account, which supports insurance and annuity obligations.

Sub-Accounts and Funds

The variable investment options in the policy are Sub-Accounts of the Separate Account (“Sub-Accounts”). All amounts allocated or transferred to a Sub-Account are used to purchase shares of the appropriate fund to which we refer as the underlying fund. You do not invest directly in these funds. The investment performance of each Sub-Account will reflect the investment performance of the underlying fund.

We create Sub-Accounts and select the funds the shares of which are purchased by amounts allocated or transferred to the Sub-Accounts based on several factors, including,

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without limitation, asset class coverage, the strength of the manager’s reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor we consider during the initial selection process is whether the fund or an affiliate of the fund will compensate us for providing administrative, marketing, and/or support services that would otherwise be provided by the fund, the fund’s investment adviser, or its distributor. We review each fund periodically after it is selected. Upon review, we may either close a Sub-Account or restrict allocation of additional purchase payments to a Sub-Account if we determine the fund in which such Sub-Account invests no longer meets one or more of the factors and/or if the Sub-Account has not attracted significant policy owner assets. Alternatively, we may seek to substitute another fund which follows a similar investment objective as the fund in which a Sub-Account invests, subject to receipt of applicable regulatory approvals.  Finally, when we develop a variable life insurance product in cooperation with a fund family or distributor (e.g., a “private label” product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

A given underlying fund may have an investment objective and principal investment strategy similar to those for another fund managed by the same investment adviser or subadviser. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the funds are similar, the investment results may vary.

Several of the underlying funds may invest in non-investment grade, high-yield, and high-risk debt securities (commonly referred to as “junk bonds”), as detailed in the individual fund prospectus.

There is no assurance that the investment objective of any of the underlying funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. The amount of risk varies significantly among the Sub-Accounts. You should read each underlying fund’s prospectus carefully before making investment choices.

Additional Sub-Accounts and underlying funds may be made available in our discretion. The right to select among Sub-Accounts will be limited by the terms and conditions imposed by the Company.

The underlying funds and their investment advisers/subadvisers and objectives are listed below. Comprehensive information on each fund, its objectives and past performance may be found in each fund prospectus.  Prospectuses for each of the underlying funds listed below accompany this prospectus and are available by calling 1-800-444-2363.

AllianceBernstein Variable Products Series Fund, Inc., advised by AllianceBernstein, L.P.

• AllianceBernstein Global Technology Portfolio (Class A): Maximum capital appreciation.

• AllianceBernstein Growth and Income Portfolio (Class A): Growth and income.

• AllianceBernstein International Value Portfolio (Class A): Long-term growth.

• AllianceBernstein Small/Mid Cap Value Portfolio (Class A): Long-term growth.

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American Century Investments Variable Portfolios, Inc., advised by American Century Investment Management, Inc.

• Inflation Protection Fund (Class I): Long-term total return.

American Funds Insurance Series, advised by Capital Research and Management Company.

• Global Growth Fund (Class 2): Long-term growth.

• Global Small Capitalization Fund (Class 2): Long-term growth.

• Growth Fund (Class 2): Long-term growth.

• Growth-Income Fund (Class 2): Growth and income.

• International Fund (Class 2): Long-term growth.

Delaware VIP Trust, advised by Delaware Management Company.

• Capital Reserves Series (Standard Class): Current income.

• Diversified Income Series (Standard Class): Total return.

• Emerging Markets Series (Standard Class): Capital appreciation.

• High Yield Series (Standard Class): Total return.

• Small Cap Value Series (Standard Class): Capital appreciation.

• Trend Series (Standard Class): Capital appreciation.

• U. S. Growth Series (Standard Class): Capital appreciation.

• Value Series (Standard Class): Capital appreciation.

Fidelity Variable Insurance Products, advised by Fidelity Management & Research Company.

• Contrafund Portfolio (Service Class): Long-term capital appreciation.

• Growth Portfolio (Service Class): Capital appreciation.

• Mid Cap Portfolio (Service Class): Long-term growth.

• Overseas Portfolio (Service Class): Long-term growth.

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Franklin Templeton Variable Insurance Products Trust, advised by Franklin Advisers, Inc. for the Franklin Income Securities Fund, the Franklin Small-Mid Cap Growth Securities Fund and the Templeton Global Income Securities Fund, and by Franklin Mutual Advisers, LLC for the Mutual Shares Securities Fund.

•    Franklin Income Securities Fund (Class 1): Current income.

•    Franklin Small-Mid Cap Growth Securities Fund (Class 1): Long-term growth.

•    Mutual Shares Securities Fund (Class 1): Capital appreciation.

•    Templeton Global Income Securities Fund (Class 1): Total return.

Lincoln Variable Insurance Products Trust, advised by Lincoln Investment Advisors Corporation.

•    LVIP Baron Growth Opportunities Fund (Service Class): Capital appreciation.

(Subadvised by BAMCO, Inc.)

•    LVIP Capital Growth Fund (Standard Class): Capital appreciation.

(Subadvised by Wellington Management Company, LLP)

•    LVIP Cohen & Steers Global Real Estate Fund (Standard Class): Total return.

(Subadvised by Cohen & Steers Capital Management)

•    LVIP Columbia Value Opportunities Fund (Standard Class): Long-term capital appreciation.

(Subadvised by Columbia Management Advisors, LLC)

•    LVIP Delaware Bond Fund (Standard Class): Current income.

(Subadvised by Delaware Management Company)

•    LVIP Delaware Growth and Income Fund (Standard Class): Capital appreciation.

(Subadvised by Delaware Management Company)

•    LVIP Delaware Social Awareness Fund (Standard Class): Capital appreciation.

(Subadvised by Delaware Management Company)

•    LVIP Delaware Special Opportunities Fund (Standard Class): Capital appreciation.

(Subadvised by Delaware Management Company)

•    LVIP FI Equity-Income Fund (Standard Class): Income.

(Subadvised by Pyramis Global Advisors LLC)

•    LVIP Janus Capital Appreciation Fund (Standard Class): Long-term growth.

(Subadvised by Janus Capital Management LLC)

•    LVIP Marsico International Growth Fund (Standard Class): Long-term capital appreciation.

(Subadvised by Marsico Capital Management, LLC)

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•    LVIP MFS® Value Fund (Standard Class): Long-term growth of capital.

(Subadvised by Massachusetts Financial Services Company)

•    LVIP Mid-Cap Value Fund (Standard Class): Long-term capital appreciation.

(Subadvised by Wellington Management Company, LLP)

•    LVIP Mondrian International Value Fund (Standard Class): Capital appreciation.

(Subadvised by Mondrian Investment Partners Limited)

•    LVIP Money Market Fund (Standard Class): Preservation of capital.

(Subadvised by Delaware Management Company)

•    LVIP SSgA Bond Index Fund (Standard Class): Current income.

(Subadvised by SSgA Funds Management, Inc.)

•    LVIP SSgA Developed International 150 Fund (Standard Class): Long-term capital appreciation.

(Subadvised by SSgA Funds Management, Inc.)

•    LVIP SSgA Emerging Markets 100 Fund (Standard Class): Long-term capital appreciation.

(Subadvised by SSgA Funds Management, Inc.)

•    LVIP SSgA International Index Fund (Standard Class): Long-term capital appreciation.

(Subadvised by SSgA Funds Management, Inc.)

•    LVIP SSgA Large Cap 100 Fund (Standard Class): Long-term capital appreciation.

(Subadvised by SSgA Funds Management, Inc.)

•    LVIP SSgA S&P 500 Index Fund (Standard Class)(1): Capital appreciation.

(Subadvised by SSgA Funds Management. Inc.)

•    LVIP SSgA Small/Mid Cap 200 Fund (Standard Class): Long-term capital appreciation.

(Subadvised by SSgA Funds Management, Inc.)

•    LVIP SSgA Small-Cap Index Fund (Standard Class): Capital appreciation.

(Subadvised by SSgA Funds Management, Inc.)

•    LVIP T. Rowe Price Growth Stock Fund (Standard Class): Long-term growth of capital.

(Subadvised by T. Rowe Price Associates, Inc.)

•    LVIP T. Rowe Price Structured Mid-Cap Growth Fund (Standard Class): Maximum capital appreciation.

(Subadvised by T. Rowe Price Associates, Inc.)

•    LVIP Templeton Growth Fund (Standard Class): Long-term growth of capital.

(Subadvised by Templeton Investment Counsel, LLC)

•    LVIP Turner Mid-Cap Growth Fund (Standard Class): Capital appreciation.

(Subadvised by Turner Investment Partners)

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•    LVIP UBS Global Asset Allocation Fund (Standard Class): Total return.

(Subadvised by UBS Global Asset Management (Americas) Inc. (UBS Global AM))

•    LVIP Wilshire 2010 Profile Fund (Standard Class) (2): Total return.

(Subadvised by Wilshire Associates Incorporated)

•    LVIP Wilshire 2020 Profile Fund (Standard Class) (2): Total return.

(Subadvised by Wilshire Associates Incorporated)

•    LVIP Wilshire 2030 Profile Fund (Standard Class) (2): Total return.

(Subadvised by Wilshire Associates Incorporated)

•    LVIP Wilshire 2040 Profile Fund (Standard Class) (2): Total return.

(Subadvised by Wilshire Associates Incorporated)

•    LVIP Wilshire Aggressive Profile Fund (Standard Class) (2): Capital appreciation.

(Subadvised by Wilshire Associates Incorporated)

•    LVIP Wilshire Conservative Profile Fund (Standard Class) (2): Current income.

(Subadvised by Wilshire Associates Incorporated)

•    LVIP Wilshire Moderate Profile Fund (Standard Class) (2): Total return.

(Subadvised by Wilshire Associates Incorporated)

•    LVIP Wilshire Moderately Aggressive Profile Fund (Standard Class) (2): Growth and income.

(Subadvised by Wilshire Associates Incorporated)

MFS ® Variable Insurance Trust, advised by Massachusetts Financial Services Company

•    Growth Series (Initial Class): Capital appreciation.

•    Total Return Series (Initial Class): Growth and income.

•    Utilities Series (Initial Class): Growth and income.

(1) “S&P 500” is a trademark of The McGraw Hill Companies, Inc. and has been licensed for use by Lincoln Variable Insurance Products Trust and its affiliates.  The product is not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of purchasing the product.  (Please see Statement of Additional Information which sets forth additional disclaimers and limitations of liability on behalf of S&P.)

(2)  The Lincoln Variable Insurance Products Trust LVIP Wilshire 2010 Profile Fund, LVIP Wilshire 2020 Profile Fund, LVIP Wilshire 2030 Profile Fund, LVIP Wilshire 2040 Profile Fund, LVIP Wilshire Aggressive Profile Fund, LVIP Wilshire Conservative Profile Fund, LVIP Wilshire Moderate Profile Fund, and LVIP Wilshire Moderately Aggressive Profile Fund are “Fund of Funds” and as such purchase shares of other mutual funds rather than directly investing in debt and equity securities.  As a result, Fund of Funds may have higher expenses than mutual funds which invest directly in debt and equity securities.  None of the mutual funds, the shares of which are purchased by these Funds of Funds, pay 12b-1 fees to Lincoln Life or its affiliates.

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Sub-Account Availability and Substitution of Funds

Lincoln Life may close Sub-Accounts and may seek to substitute shares of other funds as the fund in which a Sub-Account invests if:

1)	the shares of any underlying fund should no longer be available for investment by the Separate Account; or

2)	the Sub-Account has not attracted significant policyholder allocations; or

3)

in our judgment, further investment in such shares ceases to be appropriate in view of the purpose of the Separate Account, legal, regulatory or federal income tax restrictions, or for any other reason.

We will obtain any necessary regulatory or other approvals prior to such a change. We will endorse your policy as required to reflect any withdrawal or substitutions. Substitute funds may have higher charges than the funds being replaced.

Voting Rights

The underlying funds do not hold regularly scheduled shareholder meetings. When a fund holds a special meeting for the purpose of approving changes in the ownership or operation of the fund, the Company is entitled to vote the shares held by our Sub-Account in that fund. Under our current interpretation of applicable law, you may instruct us how to vote those shares.

We will notify you when your instructions are needed and will provide information from the fund about the matters requiring the special meeting.  We will calculate the number of votes for which you may instruct us based on the amount you have allocated to that Sub-Account, and the value of a share of the corresponding fund, as of a date chosen by the fund (record date). If we receive instructions from you, we will follow those instructions in voting the shares attributable to your policy. If we do not receive instructions from you, we will vote the shares attributable to your policy in the same proportion as we vote other shares based on instructions received from other policy owners.  Since underlying funds may also offer their shares to entities other than the Company, those other entities also may vote shares of the underlying funds, and those votes may affect the outcome.

Each underlying fund is subject to the laws of the state in which it is organized concerning, among other things, the matters which are subject to a shareholder vote, the number of shares which must be present in person or by proxy at a meeting of shareholders (a “quorum”), and the percentage of such shareholders present in person or by proxy which must vote in favor of matters presented. Because shares of the underlying fund held in the Separate Account are owned by the Company, and because under the 1940 Act the Company will vote all such shares in the same proportion as the voting instruction which we receive, it is important that each Policy owner provide their voting instructions to the Company.  Even though Policy owners may choose not to provide voting instruction, the shares of a fund to which such Policyholders would have been entitled to provide voting instruction will be voted by the Company in the same proportion as the voting instruction which we actually receive.  As a result, the instruction of a small number of Policy owners could determine the outcome of matters subject to shareholder vote.  In addition, because the Company expects to vote all shares of the underlying fund which it owns at a meeting of the shareholders of an underlying fund, all shares voted by the Company will be counted

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when the underlying fund determines whether any requirement for a minimum number of shares be present at such a meeting to satisfy a quorum requirement has been met.

POLICY CHARGES AND FEES

Policy charges and fees compensate us for providing your insurance benefit, administering your policy, assuming risks associated with your policy, and incurring sales related expenses. We may profit from any of these charges, and we may use this profit for any purpose, including covering shortfalls from other charges.

In addition to policy charges, the investment adviser for each of the underlying funds deducts a daily charge as a percent of the value in each fund as an asset management charge. The charge reflects asset management fees of the investment adviser. Other expenses are incurred by the funds (including 12b-1 fees for Class 2 shares and other expenses) and deducted from fund assets. Values in the Sub-Accounts are reduced by these charges. Future fund expenses may vary. Detailed information about charges and expenses incurred by an underlying fund is contained in each fund’s prospectus.

The Monthly Deductions, including the Cost of Insurance Charge, will be deducted proportionately from the Net Accumulation Value of each Sub-Account and the Fixed Account subject to the charge.

The Monthly Deductions are made on the “Monthly Anniversary Day,” the Policy Date, and the same day of each month thereafter. If the day that would otherwise be a Monthly Anniversary Day is non-existent for that month, or is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day.

If the value is insufficient to cover the current Monthly Deduction, you have a 61-day Grace Period to make a payment sufficient to cover that deduction.

Premium Load; Net Premium Payment

We make a deduction from each premium payment. This amount, referred to as “Premium Load,” covers certain policy-related state and federal tax liabilities. In considering policy related state taxes, the Company considers the average of the taxes imposed by the states rather than any taxes specifically imposed by the state in which the policy owner resides.  Policy-related taxes imposed by states range from 0.0% to 4.0%.  It also covers a portion of the sales expenses incurred by the Company. We deduct 7% from each premium payment in policy years 1 – 20 and 4% in policy years 21 and beyond. The premium payment, net of the premium load, is called the “Net Premium Payment.”

Surrender Charges

General:

Your policy gives you the right to (i) fully surrender your policy (a “Full Surrender”) and receive the “Accumulation Value” of the policy less any applicable Surrender Charges (which is called the policy’s “Surrender Value”); (ii) partially surrender your policy and receive from the Accumulation Value of your policy the amount you specifically request in

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cash (a “Partial Surrender”); and (iii) request a reduction in the specified amount of your policy (a “Reduction in specified amount”).  The “Accumulation Value” of your policy is the sum of the Fixed Account Value, the Separate Account Value, and the Loan Account Value (see section headed “Premiums – Policy Values” for discussion of how these values are calculated).  In addition, Partial Surrenders are limited to 90% of the policy’s Surrender Value (see section headed “Policy Surrenders – Partial Surrenders” for a detailed discussion).

A “Surrender Charge” may apply if you request a Full Surrender or a Reduction in specified amount. The Surrender Charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of Surrender Charges is included in each policy.  No Surrender Charge is imposed if you request a Partial Surrender.

The Surrender Charge varies by age of the insured, the number of years since the “Policy Date” or the date of each increase in specified amount, and the specified amount. (See section headed “Your Insurance Policy” for a discussion of Policy Date.)  The Surrender Charge will never exceed $60.00 per $1,000 of specified amount. A personalized schedule of surrender charges is included in each policy when your policy is issued. That schedule will calculate for you for each year during which a Surrender Charge based upon the Initial specified amount of your policy will be imposed, the result of multiplying (a) the amount per $1,000 of Initial specified amount of your policy by (b) the Initial specified amount divided by 1,000.

If you increase the specified amount, a new Surrender Charge will be applicable to each increase. This charge would be imposed if you surrender all or a part of the increased specified amount and will be added to any Surrender Charge on the existing specified amount. Upon an increase in specified amount, we will send you a confirmation of the increase. You may obtain more information about the Surrender Charges that would apply to your policy by requesting a personalized illustration from your financial adviser.  This personalized illustration will demonstrate the amount of the Surrender Charges that would be imposed in the event you thereafter requested a reduction of that increased specified amount and their impact on your policy values.  In addition, an example of how the various actions described below would impact the surrender charge is included in Appendix A of this prospectus.

For Full Surrenders, the duration of the Surrender Charge is 15 years from the Policy Date for the Initial specified amount and 15 years from the date of each increase in specified amount. For Reductions in Specified Amount, the duration of the surrender charge is 10 years from the Policy Date for the Initial specified amount and 10 years from the date of each increase in the specified amount.  If there has been more than one increase in specified amount, each increase is separately tracked for the purpose of determining the applicable Surrender Charge.

Surrender Charges are assessed by withdrawing value from the Sub-Accounts and the Fixed Account proportionately. The Surrender Charge will not exceed the policy value. All Surrender Charges decline to zero within 15 years from the Policy Date, or 15 years from the effective date of each increase in specified amount.

When you apply for the policy, your financial adviser can prepare personalized illustrations that reflect the Surrender Charges that would apply if you request a Full Surrender or a Reduction in specified amount at various points during your policy ownership.  In addition, after your policy is issued, please also contact your financial adviser before you request a

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Full Surrender or a Reduction in specified amount of your policy and ask for a personalized illustration that would reflect the amount of the Surrender Charges that would be imposed on the transaction you are considering and their impact on your policy values.

Full Surrenders:

If you request a Full Surrender of your policy in which the specified amount has neither increased nor decreased, the Surrender Charge will equal 1) multiplied by 2) where:

1)	is the amount per $1,000 of Initial specified amount for the number of years since the Policy Date; and

2)	is the Initial specified amount divided by 1,000.

For example, the Surrender Charge for a Full Surrender of a policy at the end of the tenth policy year for a male, issue age 45 with an Initial specified amount of $1,000,000 which has not been increased would be; a) 11.12 multiplied by b) 1,000 ($1,000,000 divided by 1,000), or $11,120.

If you request a Full Surrender of your policy after you have requested one or more increases in the specified amount (but have not previously requested a decrease in the specified amount), the Surrender Charge will equal 1) plus 2) where:

1)              is

a)              the amount per $1,000 of Initial specified amount for the number of years since the Policy Date; multiplied by

b)             the Initial specified amount divided by 1,000; and

2)              is for each increase in specified amount

a)              the amount per $1,000 of increase in specified amount for the number of years since the date of each increase; multiplied by

b)             the increased specified amount divided by 1,000.

If you request a Full Surrender of the policy in which you have requested a Reduction in specified amount, the Surrender Charge will equal 1) multiplied by 2) multiplied by 3) where:

1)	is the amount per $1,000 of Initial specified amount for the number of years since the Policy Date; and

2)	is one minus the percentage of the Initial specified amount for which a Surrender Charge was previously assessed; and

3)	is the specified amount divided by 1,000.

The charge assessed upon a Full Surrender will not exceed the policy’s Accumulation Value.

Reduction in Specified Amount:

If you request a Reduction in specified amount of your policy where you have not previously requested an increase in specified amount,, the Surrender Charge will be calculated as 1) minus 2), then divided by 3) and then multiplied by 4), where:

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1)              is the amount of this decrease plus any prior decreases;

2)              is the greater of an amount equal to 25% of the Initial specified amount or the sum of all prior decreases;

3)              is the Initial specified amount; and

4)              is the then applicable Surrender Charge.

The length of the Surrender Charge period for Reductions in specified amount is 10 years from the Policy Date for the Initial specified amount or 10 years from the effective date of each increase in specified amount.

The same calculation is made each time you request a Reduction in specified amount.

If you request a Reduction in specified amount of your policy when you previously have requested an increase in specified amount, each increase in specified amount (or part thereof, if your request for Reduction in specified amount is for less than the full amount of the most recent increase in specified amount) will be surrendered separately on a last in, first out basis.  That is, the most recently requested increase in specified amount will be surrendered first, then the next most recently requested increase in specified amount (or part thereof) will be surrendered next, until the specified amount has been reduced in accordance with your request for a Reduction in specified amount.  Rather than impose a charge to recover the expenses incurred by the Company to process the increase at the time the increase is approved, the Company spreads out those expenses over a period of years.  The use of the last in, first out order helps the Company to recover such expenses should a Reduction in specified amount result in the surrender of an increase in specified amount for which the Company had not recovered its costs.  The last in, first out order will be followed even if there are earlier increases in specified amount which were made more than 10 years prior to your request for a Reduction in specified amount.

If your request for Reduction in specified amount exceeds the amount of the most recent increase in specified amount, then the next most recent increase (or part thereof) will be surrendered, and the Surrender Charge will be calculated separately for the amount of that increase which is surrendered.  Increases in specified amounts will be surrendered successively (including, if necessary, a part of the Initial specified amount) until the total amount of such successive surrenders equal the amount of your requested Reduction in specified amount.  Any requests for Reduction in specified amount thereafter will be handled in a similar manner, that is, the most recent increase in specified amount or remaining part of a previous increase in specified amount will be next surrendered in whole or in part.

If you engage in a series of increases and reductions in specified amount, the latest increase in the specified amount of your policy will be surrendered in whole or in part should you thereafter request a Reduction in specified amount.

We may limit requests for Reduction in specified amount, to the extent there is insufficient value to cover the necessary surrender charges.

Partial Surrender:

There is no Surrender Charge if you request a Partial Surrender.  However, we reserve the right to limit the total of all Partial Surrenders to 90% of the policy’s Surrender Value (see

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section headed “Policy Surrenders – Partial Surrenders” for a detailed discussion).  In addition, a Partial Surrender may reduce the policy’s specified amount if you have elected Death Benefit Option 1 (see section headed “Policy Surrenders – Partial Surrenders” for detailed discussion). In addition, we may decline a request for a Partial Surrender which results in a reduction in the policy’s specified amount below the minimum specified amount or below the level required to maintain the policy as life insurance for the purposes of federal income tax law (see section headed “Tax Issues – Taxation of Life Insurance in General” for detailed discussion).

If your policy includes the Estate Tax Repeal Rider, and if you satisfy its special conditions, you will have a one-time right to cancel your policy without being subject to Surrender Charges. This is a limited benefit and is subject to our specific definition of Estate Tax Repeal.

Any surrender may have tax implications. Consult your tax or other adviser before initiating a surrender.

Partial Surrender Fee

No Surrender Charge or Administrative Fee is imposed on a Partial Surrender.

Transfer Fee

For each transfer request in excess of 24 made during any policy year, we reserve the right to charge you an administrative fee of $25.

In the event that we make a material change in the investment strategy of a Sub-Account, you may transfer the Accumulation Values allocated to that Sub-Account to any other Sub-Account or to the Fixed Account without being charged a fee and may do so even if you have requested 24 transfers during that policy year.  This option to transfer from a Sub-Account must be exercised within 60 days after the effective date of such change in investment strategy of that Sub-Account.  You will be provided written notice in the event that such a change is made.

Mortality and Expense Risk Charge

We assess a daily mortality and expense risk charge as a percentage of the value of the Sub-Accounts. The mortality risk assumed is that the insured may live for a shorter period than we originally estimated. The expense risk assumed is that our expenses incurred in issuing and administering the policies will be greater than we originally estimated. The charge is guaranteed not to exceed an effective annual rate of 0.60% in policy years 1-10 and 0.20% in policy years 11-20, and 0.00% in policy years 21 and beyond.  The current charge is at an effective annual rate of 0.60% in policy years 1-10, 0.20% in policy years 11-20, and 0.00% in policy years 21 and beyond.

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Cost of Insurance Charge

A significant cost of variable life insurance is the “Cost of Insurance Charge”. This charge is the portion of the Monthly Deduction designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value. It is determined based on our expectation of future mortality, investment earnings, persistency and expenses (including taxes).

The Cost of Insurance Charge depends on the policy duration, the age, underwriting category and gender of the insured, and the current “Net Amount at Risk”. The Net Amount at Risk is the death benefit minus the greater of zero or the policy value, and may vary with investment performance, premium payment patterns, and charges. The rate on which the Monthly Deduction for the Cost of Insurance Charge is based will generally increase each policy year as the insured ages. Cost of insurance rates are generally lower for healthy individuals.

The Cost of Insurance Charge is determined monthly by dividing the death benefit at the beginning of the policy month by 1 plus .0032737 (the monthly equivalent of an effective annual rate of 4.0%), subtracting the value at the beginning of the policy month, and multiplying the result (the “net amount at risk”) by the applicable cost of insurance rate as determined by the Company.

The current Cost of Insurance Charge may be less than the guaranteed cost of insurance charge, but it will never exceed the maximum cost of insurance charge. A schedule of guaranteed maximum cost of insurance rates is part of your policy.

Administrative Fee

There is a flat monthly deduction of $10 in all years.

For the first ten policy years from issue date or increase in specified amount, there is an additional charge that varies with the insured’s age, sex, and premium class. This charge will never exceed $2.56 per $1,000 of Initial specified amount or increase in specified amount. This fee compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

Policy Loan Interest

If you borrow against your policy, interest will be charged to the Loan Account value. The annual effective interest rate is 5.0% in years 1-10, 4.1% in years 11 and beyond. We will credit 4.0% interest on the Loan Account value in all years.

Rider Charges

The following paragraphs describe the charges for the riders listed below.  The features of the riders available with this policy and any limitations on the selection of riders are discussed in the section headed “Riders”.

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Waiver of Monthly Deduction Rider. The monthly charge for this benefit is equal to the sum of all other covered monthly charges for the policy and all riders, multiplied by a percentage. The percentage depends on the age, underwriting category and gender of the insured. The maximum percentage is 12.0%. If you have elected this rider, a table of percentages appears on the rider pages in your policy.

Estate Tax Repeal Rider. There is a $250 one-time charge at issue for this rider.

Overloan Protection Rider.  There is a one-time charge for this rider if you choose to elect the benefit. This charge will not exceed 5.0% of the then current Accumulation Value.

Premium Reserve Rider.  We deduct 4.0% from each premium payment you direct to this rider.  Transfers of Premium Reserve Rider Accumulation Value from this rider to the policy may be subject to a charge of 3.0% of amount transferred during policy years 1 — 10.  Premium Reserve Rider Accumulation Value allocated to the Premium Reserve Separate Account is subject to the mortality and expense risk charge (which does not exceed 0.60% for policy years 1 — 10 and 0.20% for policy years 11 and later).  In addition, if you request a loan from the Premium Reserve Rider Accumulation Value, interest is charged at the same rate as for policy loans.

YOUR INSURANCE POLICY

Your policy is a life insurance contract that provides for a death benefit payable on the death of the insured. The policy and the application constitute the entire contract between you and Lincoln Life.

We may add, change or eliminate any underlying funds that the Separate Account or the Sub-Accounts invest in, subject to state and federal laws and regulations. We may substitute a new fund for one that is no longer available for investment, or is no longer suitable for the policy. We will obtain any required approvals from policy owners, the SEC, and state insurance regulators before substituting any funds.

We may choose to add or remove Sub-Accounts as investment options under the policies, based on marketing needs or investment conditions. If we change any Sub-Accounts or substitute any funds, we will make appropriate endorsements to the policies.

If we obtain appropriate approvals from policy owners and securities regulators, we may:

•    change the investment objective of the Separate Account;

•    operate the Separate Account as a management investment company, unit investment trust, or any other form permitted under applicable securities laws;

•    deregister the Separate Account; or

•    combine the Separate Account with another separate account.

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We will notify you of any change that is made.  (See section headed “Transfer Fee” for explanation of an additional right to transfer Accumulation Values from a Sub-Account when its investment objective changes.)

The policy includes policy specifications pages.  These pages provide important information about your policy such as: the identity of the insured and owner; Policy Date; the Initial specified amount; the death benefit option selected; issue age; Planned Premium Payment; Surrender Charges; expense charges and fees; and guaranteed maximum cost of insurance rates.

When your policy is delivered to you, you should review it promptly to confirm that it reflects the information you provided in your application. If not, please notify us immediately.

The policy is nonparticipating. This means that no dividends are payable to you. In addition, your policy does not share in the profits or surplus earnings of the Company.

Before purchasing the policy to replace, or to be funded with proceeds from an existing life insurance policy or annuity, make sure you understand the potential impact. The insured will need to prove current insurability and there may be a new contestable period for the new policy. The death benefit and policy values may be less for some period of time in the new policy.

The “Policy Date” is the date on which we begin life insurance coverage under the policy if you have paid your initial premium with your application.  If you have not paid your initial premium with your application, your life insurance coverage will begin on the day we receive your initial premium. The Policy Date is also the date from which policy years, Policy Anniversary, Monthly Anniversary Days, policy months, premium due dates, and age are determined.

Once your policy is in force, the effective date of payments and requests you send us is usually determined by the day and time we receive them.

We allow telephone or other electronic transactions when you complete our authorization form and return it to us. Contact our Administrative Office for information on permitted electronic transactions and authorization for electronic transactions.

Any telephone or other electronic transmission, whether it is yours, your service provider’s, your agent’s, or ours, can experience outages or slowdowns for a variety of reasons. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you should send your request in writing to our Administrative Office.

Application

If you decide to purchase a policy, you must first complete an application. A completed application identifies the proposed insured and provides sufficient information to permit us to begin underwriting risks in the policy. We require a medical history and examination of the proposed insured. Based on our review of medical information about the proposed insured, we may decline to provide insurance, or we may place the proposed insured in a special underwriting category. The monthly cost of insurance charge deducted from the policy value after issue varies depending on the age, gender and underwriting category of the insured.

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A policy may only be issued upon receipt of satisfactory evidence of insurability, and generally when the insured is at least age 15 and at most age 85. Age will be determined by the nearest birthday of the insured.

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who applies for a policy. When you apply for a policy, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We, or our agent, may also ask to see your driver’s license, photo i.d. or other identifying documents.

Owner

The Owner on the date of issue is designated in the policy specifications. You, as Owner, will make the following choices:

1)              initial death benefit amount and death benefit option;

2)              optional riders;

3)              the amount and frequency of Premium Payments; and

4)              the amount of Net Premium Payment to be allocated to the selected Sub-Accounts or the Fixed Account.

You are entitled to exercise rights and privileges of your policy as long as the insured is living. These rights generally include the power to select the Beneficiary, request Policy Loans, make Partial Surrenders, surrender the policy entirely, request a Reduction in specified amount, name a new owner, and assign the policy. You must inform us of any change in writing. We will record change of Owner and Beneficiary forms to be effective as of the date of the latest signature on the request.

Right to Examine Period

You may return your policy to us for cancellation within 45 days after the application is signed or ten days after you receive it (60 days after receipt for policies issued in replacement of other insurance). This is called the right to examine period. If the policy is returned for cancellation within the right to examine period, we will refund to you the greater of (a) all Premium Payments less any Indebtedness; or (b) the sum of (i) the Accumulation Value less any Indebtedness, on the date the returned policy is received by us, plus (ii) any charges and fees imposed under the policy’s terms. If a Premium Payment was made by check, there may be a delay until the check clears.

Any Net Premium Payments received by us within ten days of the date the policy was issued will be held in the Money Market Sub-Account. At the end of that period, it will be allocated to the Sub-Accounts and the Fixed Account, if applicable, which you designated. If the policy is returned for cancellation within the right to examine period, we will return to you the greater of (a) all Premium Payments less any Indebtedness; or (b) the sum of (i) the

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Accumulation Value less any Indebtedness, on the date the returned policy is received by us, plus (ii) any charges and fees imposed under the policy’s terms.

Initial Specified Amount

You will select the Initial specified amount of death benefit on the application. This may not be less than $100,000. This amount, in combination with a death benefit option, will determine the initial death benefit. The Initial specified amount is shown on the policy specifications page.

Transfers

You may make transfers among the Sub-Accounts and the Fixed Account, subject to certain provisions. You should carefully consider current market conditions and each fund’s objective and investment policy before allocating money to the Sub-Accounts.

During the first policy year, transfers from the Fixed Account to the Sub-Accounts may be made only as provided for in the Dollar cost averaging or Automatic rebalancing program described below. The amount of all transfers from the Fixed Account in any other policy year may not exceed the greater of:

1)              25% of the Fixed Account value as of the immediately preceding Policy Anniversary, or

2)              the total dollar amount transferred from the Fixed Account in the immediately preceding policy year.

Up to 24 transfer requests (a request may involve more than a single transfer) may be made in any policy year without charge. We may limit transfers from the Fixed Account at any time.

Requests for transfers must be made in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing, subject to our consent.

Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of accumulation units. This will be based on the accumulation unit values determined after our Administrative Office receives a request in writing or adequately authenticated electronic transfer request. Transfer and financial requests received in good order before 4:00 P.M. Eastern time on a business day will normally be effective that day.

Market Timing

Frequent, large, or short-term transfers among Sub-Accounts and the Fixed Account, such as those associated with “market timing” transactions, can affect the underlying funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund’s portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our policy owners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the “Market Timing Procedures”). Our Market Timing Procedures are designed

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to detect and prevent such transfer activity among the Sub-Accounts and the Fixed Account that may affect other policy owners or fund shareholders.

In addition, the underlying funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among Sub-Accounts.  While we reserve the right to enforce these policies and procedures, policy owners and other persons with interests under the policies should be aware that we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the funds.

However, under the SEC rules, we are required to: (1) enter into written agreement with each underlying fund or its principal underwriter that obligates us to provide to the underlying fund promptly upon request certain information about the trading activity of individual policy owners, and (2) execute instructions from the underlying fund to restrict or prohibit further purchases or transfers by specific policy owners who violate excessive trading policies established by the underlying funds.

You should be aware that the purchase and redemption orders received by underlying funds generally are “omnibus” orders from intermediaries such as retirement plans or separate accounts to which premium payments and cash values of variable insurance policies are allocated.  The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance policies.  The omnibus nature of these orders may limit the underlying funds’ ability to apply their respective disruptive trading policies and procedures.  We cannot guarantee that the underlying funds (and thus our policy owners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may purchase the underlying funds.  In addition, if an underlying fund believes that an omnibus order we submit may reflect one or more transfer requests from policy owners engaged in disruptive trading activity, the underlying fund may reject the entire omnibus order.

Our Market Timing Procedures detect potential “market timers” by examining the number of transfers made by policy owners within given periods of time. In addition, managers of the funds might contact us if they believe or suspect that there is market timing. If requested by a fund company, we may vary our Market Timing Procedures from Sub-Accounts to Sub-Accounts to comply with specific fund policies and procedures.

We may increase our monitoring of policy owners who we have previously identified as market timers. When applying the parameters used to detect market timers, we will consider multiple contracts owned by the same policy owner if that policy owner has been identified as a market timer. For each policy owner, we will investigate the transfer patterns that meet the parameters being used to detect potential market timers. We will also investigate any patterns of trading behavior identified by the funds that may not have been captured by our Market Timing Procedures.

Once a policy owner has been identified as a “market timer” under our Market Timing Procedures, we will notify the policy owner in writing that future transfers (among the Sub-Accounts and/or the Fixed Account) will be temporarily permitted to be made only by original signature sent to us by U.S. mail, standard delivery for the remainder of the policy year. Overnight delivery or electronic instructions (which may include telephone, facsimile, or

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Internet instructions) submitted during this period will not be accepted. If overnight delivery or electronic instructions are inadvertently accepted from a policy owner that has been identified as a market timer, upon discovery, we will reverse the transaction within 1 to 2 business days of our discovery. We will impose this “original signature” restriction on that policy owner even if we cannot identify, in the particular circumstances, any harmful effect from that policy owner’s particular transfers.

Policy owners seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect such transfer activity may be limited by operational systems and technological limitations. The identification of policy owners determined to be engaged in such transfer activity that may adversely affect other policy owners or fund shareholders involves judgments that are inherently subjective. We cannot guarantee that our Market Timing Procedures will detect every potential market timer. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the funds. This may result in lower long-term returns for your investments.

Our Market Timing Procedures are applied consistently to all policy owners. An exception for any policy owner will be made only in the event we are required to do so by a court of law. In addition, certain funds available as investment options in your contract may also be available as investment options for owners of other, older life insurance policies issued by us.

Some of these older life insurance policies do not provide a contractual basis for us to restrict or refuse transfers which are suspected to be market timing activity. In addition, because other insurance companies and/or retirement plans may invest in the funds, we cannot guarantee that the funds will not suffer harm from frequent, large, or short-term transfer activity among Sub-Accounts and the Fixed Accounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity, to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). If we modify our Market Timing Procedures, they will be applied uniformly to all policy owners or as applicable to all policy owners with policy values allocated to Sub-Accounts investing in particular underlying funds. We also reserve the right to implement and administer redemption fees imposed by one or more of the funds in the future.

Some of the underlying funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the underlying fund’s investment adviser, the underlying fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected.  To the extent permitted by applicable law, we reserve the right to defer or reject a transfer request at any time that we are unable to purchase or redeem shares of any of the funds in which the Separate Account invests, including any refusal or restriction on purchases or redemptions of the Sub-Account units as a result of the funds’ own policies and procedures on market timing activities.  If a fund refuses to accept a transfer request we have already processed, we will reverse the transaction within 1-2 business days of the day on which we receive notice of the refusal. We will notify you in writing if we have reversed, restricted or refused any of your transfer requests. Some of the underlying funds may also impose

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redemption fees on short-term trading (i. e., redemptions of underlying fund shares within a certain number of business days after purchase).  We reserve the right to administer and collect any such redemption fees on behalf of the underlying funds.  You should read the prospectuses of the funds for more details on their ability to refuse or restrict purchases or redemptions of their shares.

Optional Sub-Account Allocation Programs

You may elect to participate in programs for Dollar cost averaging or Automatic rebalancing. There is currently no charge for these programs. You may participate in only one program at any time.

Dollar Cost Averaging systematically transfers specified dollar amounts during the first policy year from the Money Market Sub-Account or the Fixed Account. Transfer allocations may be made to one or more of the Sub-Accounts (not the Fixed Account) on a monthly basis. These transfers do not count against the free transfers available. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, you may reduce exposure to market volatility. Dollar cost averaging will not assure a profit or protect against a declining market.

If the owner elects Dollar cost averaging from either the Money Market Sub-Account or the Fixed Account the value in that account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.

If Dollar cost averaging is desired, it must be elected at issue.

Dollar cost averaging terminates automatically:

1)              if the value in the Money Market Sub-Account or the Fixed Account is insufficient to complete the next transfer;

2)              seven calendar days after our Administrative Office receives a request for termination in writing or by telephone, with adequate authentication;

3)              on the first Policy Anniversary; or

4)              if your policy is surrendered or otherwise terminates.

Automatic Rebalancing periodically restores to a pre-determined level the percentage of policy value allocated to the Fixed Account and each Sub-Account. The pre-determined level is the allocation initially selected on the application, until changed by the Owner. Your policy will be issued with Automatic rebalancing. When Automatic rebalancing is in effect, all Net Premium Payments allocated to the Sub-Accounts and Fixed Account will be subject to Automatic rebalancing.  Transfers among the Sub-Accounts and the Fixed Account as a result of Automatic rebalancing do not count against the number of free transfers available.  Automatic rebalancing provides a method for reestablishing fixed proportions among your allocations to your Sub-Accounts on a systematic basis.  Automatic rebalancing helps to maintain your allocation among market segments, although it entails reducing your policy values allocated to the better performing segments.  Therefore, you should carefully

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consider market conditions and the investment objectives of each Sub-Account and underlying fund before electing to participate in Automatic rebalancing.

Automatic rebalancing is available only on a quarterly basis. Automatic rebalancing may be terminated, or the allocation may be changed at any time, by contacting our Administrative Office.

Riders

We may offer you riders to your policy from time to time. Riders may alter the benefits or charges in your policyElection of riders may have tax consequences to you. Also, exercising a rider will enhance or restrict the benefits otherwise available under your policy; any such enhancements or restrictions are discussed when the terms of the rider is discussed. (See discussion of each rider in the sub-sections headed “Waiver of Monthly Deduction Rider”, “Change of Insured Rider”, “Estate Tax Repeal Rider”, No-Lapse Enhancement rider”, “Overloan Protection Rider”, and “Premium Reserve Rider”. Consult your financial and tax advisers before adding riders to, or deleting them from, your policy.  Please ask your financial adviser for an illustration that reflects the impact of adding a rider to your policy or deleting a rider form your policy before you make your decision.

Some of the riders discussed below are optional and you must decide whether to apply for those riders.  Optional riders include the Waiver of Monthly Deduction Rider, the Change of Insured Rider, and the Estate Tax Repeal Rider.  The No-Lapse Enhancement Rider, the Premium Reserve Rider, and the Overloan Protection Rider will automatically be included with your policy.

Waiver of Monthly Deduction Rider. If desired, you must select this rider when you initially apply for insurance. Lincoln Life will maintain the death benefit by paying covered monthly deductions during periods of disability. Charges for this rider, if elected, are part of the Monthly Deductions.

Change of Insured Rider. With this rider, you may name a new insured in place of the current insured. Underwriting and policy value requirements must be met. The benefit expires on the anniversary nearest to the current insured’s 65th birthday. There is no separate charge for this rider; however policy charges applicable to the new insured may differ from charges applicable to the current insured. Exercising the Change of Insured Rider is a fully taxable event.

Estate Tax Repeal Rider. If desired, you must select this rider when you initially apply for insurance policy.  You should discuss with your financial and tax advisers whether, and the extent to which, the benefits of this rider would assist you in reaching your long term financial, estate planning, and other goals.  For example, if you and your financial and tax advisers determined that this policy is to be purchased solely for the purpose of reducing federal estate taxes, you should discuss with your financial and tax advisers what impact possible Congressional action (or inaction) with respect to the federal estate tax may have on your estate or other plans.  There is a one-time $250 charge at issue for this rider.

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Under the Economic Growth and Tax Relief Reconciliation Act of 2001 (H.R. 1836) (“EGTRRA”), the Federal Estate Tax law will be repealed effective on and after January 1, 2010.  However, EGTRRA also provided that this repeal is only temporary, and unless Congress acts by December 31, 2010 (with such action being retroactively effective as of January 1, 2010) to extend the repeal or to make the repeal permanent, the estate tax will be reinstated on January 1, 2011.

This rider gives you the right to cancel your policy for an amount equal to the Surrender Value of the policy plus any applicable Surrender Charge under certain circumstances.  You may exercise your right under this rider to cancel your policy if (i) the EGTRRA repeal of the Federal Estate Tax law is made permanent; or (ii) the temporary repeal expiration date (that is, January 1, 2011) is extended for at least two years beyond January 1, 2011.

Your right to cancel your policy must be exercised within 12 months from the later of (i) January 1, 2010, or (ii) the date in 2010 upon which legislation is enacted and signed into law which either permanently repeals the Federal Estate Tax law or extends for at least two years the temporary repeal expiration date (that is January 1, 2011).

This rider terminates on the earliest of:

1)              one year from the “start date” (which is the later of (i) January 1, 2010, or (ii) the date in 2010 upon which legislation is enacted and signed into law which either permanently repeals the Federal Estate Tax law or extends for at least two years the temporary repeal expiration date (that is January 1, 2011);

2)              December 31, 2010, provided no legislation has been enacted and signed into law which either permanently repeals the Federal Estate Tax law or extends for at least two years the temporary repeal expiration date (that is January 1, 2011) ;

3)              the date you request termination of the rider;

4)              termination of your policy; or

5)              Full Surrender of your policy prior to the start date.

If your policy lapses but is reinstated, the rider will likewise be reinstated, provided such reinstatement occurs before 1), 2), or 3) above.

No-Lapse Enhancement Rider. This rider, which is automatically issued with your policy, provides you with a limited benefit in the event that your policy would otherwise lapse.  It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your cash value. Also, it does not provide any type of market performance guarantee.  The duration of lapse protection provided by this rider will be determined monthly, and will vary based on Net Premium Payments made, interest credited, the amount of any Partial Surrenders, and rates and fees for the rider. Payment of premiums higher than the planned premium and interest credited on net premiums will increase the duration of lapse protection. Partial surrenders and the costs of other riders which have their own charges will reduce the duration of lapse protection.

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No-Lapse Protection.  If the Net Accumulation Value under the policy is insufficient to cover the Monthly Deductions, the policy will not lapse as long as three conditions are met:

1)	the rider has not terminated (see subsection headed “Rider Termination” for more information about when the rider terminates);

2)	the rider is providing lapse protection (that is, the period during which lapse protection is provided by the rider – also known as the “duration of lapse protection” – has not ended); and

3)	either the “No-Lapse Value” or the “Reset Account Value”, less any Indebtedness, is greater than zero.

We will automatically issue this rider with your policy. There is no charge for this rider.

The rider consists of the no-lapse value provision and the reset account value provision. Under this rider, your policy will not lapse as long as either the No-Lapse Value or the Reset Account Value, less any Indebtedness, is greater than zero. If both the No-Lapse Value and the Reset Account Value, less any Indebtedness, are zero or less, this rider will not prevent your policy from lapsing. The No-Lapse Value and Reset Account Value are reference values only. If the Net Accumulation Value is insufficient to cover the Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing.

If either provision of this rider is actively preventing the policy from lapsing, that provision will trigger a death benefit which is different from the death benefit otherwise in effect under the policy. Each provision triggers a different death benefit, as described in more detail below. The change to a death benefit triggered by either provision under this rider is not permanent. If subsequent premium payments create Accumulation Value sufficient to cover the accumulated, if any, as well as current Monthly Deductions, the death benefit triggered by either rider provision will no longer apply, and the death benefit will be restored to the death benefit option in effect under the policy. There is no limit on the number of times we allow death benefits to be restored in this manner. Refer to the section headed “Death Benefits” for more information.

We calculate the No-Lapse Value and Reset Account Value based on a set of rates and fees which are reference rates and reference fees only and are used solely for the purpose of calculating benefits provided by the rider. They will be referred to as the “Reference Rates and Fees”.  The Reference Rates and Fees used for this rider are not charges and fees imposed on your policy and differ from the rates and fees we use to calculate the Accumulation Value of the policy.

Each provision’s value is based on a set of Reference Rates and Fees unique to that provision. The No-Lapse Value Reference Rates and Fees are the No-Lapse Premium Load and No-Lapse Monthly Deduction for a policy month (which includes the No-Lapse Monthly Cost of Insurance, the cost of any additional benefits provided by other riders that have their own charges, and the No-Lapse Monthly Administrative Fee).  The No-Lapse Reset Account Value Reference Rates and Fees are the Reset Account Premium Load and the Reset Account Monthly Deduction for a policy month (which includes the Reset Account Monthly Cost of Insurance, the cost of any additional benefits provided by other riders that have their own charges, and the Reset Account Monthly Administrative Fee).

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At the time we issue the policy, we fix the schedules of Reference Rates and Fees for the life of the policy. Refer to the No-Lapse Enhancement Rider form issued with your policy for more information about the actual schedules of Reference Rates and Fees applicable to your policy.

The No-Lapse Value.  On each Monthly Anniversary Day (see section headed “Policy Charges and Fees” for a discussion of “Monthly Anniversary Day”), the No-Lapse Value will be calculated as 1), plus 2), plus 3), minus 4), minus 5), minus 6) where:

1)              is the No-Lapse Value on the preceding Monthly Anniversary Day;

2)              is all Net Premium Payments received since the preceding Monthly Anniversary Day;

3)              is accumulated interest credited to the No-Lapse Value since the preceding Monthly Anniversary Day;

4)              is the amount of any Partial Surrenders (i.e., withdrawals) under the policy since the preceding Monthly Anniversary Day ;

4)              is the the No-Lapse Monthly Deduction for the month following the Monthly Anniversary Day; and

5)              is the Surrender Charge for any Reduction in specified amount on the Monthly Anniversary Day.

On any day other than a Monthly Anniversary Day, the No-Lapse Value will be the No-Lapse Value as of the preceding Monthly Anniversary Day, plus all Net Premium Payments received since the preceding Monthly Anniversary Day, less Partial Surrenders, plus accumulated interest credited to the No-Lapse Value.

The No-Lapse Value on the Policy Date will be the initial Net Premium Payment received less the No-Lapse Monthly Deduction for the first policy month.

The No-Lapse Monthly Deduction is the No-Lapse Monthly Cost of Insurance, plus the monthly charge, if any, for other riders, and plus the No-Lapse Monthly Administrative Fee.  The No-Lapse Monthly Cost of Insurance and the No-Lapse Monthly Administrative Fee are Reference Rates and Fees only and are used solely for the purpose of calculating benefits provided by the rider.  These Reference Rates and Fees differ in amount from the policy Cost of Insurance Charge and policy monthly Administrative Fee used to calculate Accumulation Value under your policy.

The Reset Account Value.  On each Monthly Anniversary Day (see section headed “Policy Charges and Fees” for a discussion of “Monthly Anniversary Day”), the Reset Account Value will be calculated as 1), plus 2), plus 3), minus 4), minus 5), minus 6) where:

1)              is the Reset Account Value on the preceding Monthly Anniversary Day;

2)              is all Net Premium Payments received since the preceding Monthly Anniversary Day;

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3)              is accumulated interest credited to the Reset Account Value ;

4)              is the amount of any Partial Surrenders (i.e., withdrawals) under the policy since the preceding Monthly Anniversary Day;

5)              is thethe Reset Account Monthly Deduction for the month following the Monthly Anniversary Day; and

6)              is the Surrender Charge for any Reduction in specified amount on the Monthly Anniversary Day.

On any day other than a Monthly Anniversary Day, the Reset Account Value will be the Reset Account Value as of the preceding Monthly Anniversary Day, plus all Net Premium Payments received since the preceding Monthly Anniversary Day, less Partial Surrenders, plus accumulated interest credited to the Reset Account Value.

The Reset Account Value on the Policy Date will be the initial Net Premium Payment received less the Reset Account Monthly Deduction for the first policy month.

The Reset Account Monthly Deduction is the Reset Account Monthly Cost of Insurance, plus the monthly charge, if any, for other riders, and plus the Reset Account Monthly Administrative Fee.  The Reset Account Monthly Cost of Insurance and the Reset Account Monthly Administrative Fee are Reference Rates and Fees only, are not charges and fees imposed on your policy, and are used solely for the purpose of calculating benefits provided by the rider.  These Reference Rates and Fees differ in amount from the policy Cost of Insurance Charge and policy monthly Administrative Fee used to calculate Accumulation Value under your policy.

On each Policy Anniversary, the Reset Account Value may increase to reflect positive investment performance. If the Reset Account Value on any Policy Anniversary is less than the Accumulation Value on that same policy anniversary, the Reset Account Value will be increased to equal the Accumulation Value. Refer to the No-Lapse Reset Account Provision of the No-Lapse Enhancement Rider attached to your policy.

Death Benefits Under the Policy and the Rider.  You will select a “guaranteed minimum death benefit” on the application for your policy. This Guaranteed Minimum Death Benefit will be used in determining the actual Death Benefit Proceeds provided by the no-lapse value provision.  The Guaranteed Minimum Death Benefit you select under the provisions of the No-Lapse Enhancement Rider will only affect the Death Benefit Proceeds payable under the terms of this rider if the rider is actively preventing the policy from lapsing.  It will be shown on the policy specifications page.

The initial Guaranteed Minimum Death Benefit you select must be between 70% and 100% of the Initial specified amount for the policy. The higher the percentage you select, the higher the ongoing premium payments which will be required to maintain a No-Lapse Value and/or Reset Account Value greater than zero. If the policy specified amount is later decreased below the Guaranteed Minimum Death Benefit, the Guaranteed Minimum Death Benefit will automatically decrease to equal the specified amount as of the same effective date. If the policy specified amount is later increased, the Guaranteed Minimum Death Benefit will not automatically increase.

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If the Net Accumulation Value is sufficient to cover the accumulated, if any, and current Monthly Deductions, the death benefit payable will be determined by the death benefit option in effect. Refer to the section headed “Death Benefits” for more information.

If the Net Accumulation Value is insufficient to cover the accumulated, if any, and current Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing. Each provision triggers a different death benefit.

If the no-lapse value provision is actively keeping the policy from lapsing, the death benefit (the “No-Lapse Provision Death Benefit”) is the Guaranteed Minimum Death Benefit less any Indebtedness and less any Partial Surrenders (i.e., withdrawals) received by the policy owner after the date of insured’s death.  This death benefit may be less than the specified amount of the policy.

If the reset account value provision is actively keeping the policy from lapsing, the death benefit (the “Reset Account Value Provision Death Benefit”) is the greater of:

1)	a)	the lesser of
(i) the current specified amount and
(ii) Initial specified amount), minus
	b)	Indebtedness, and minus
	c)	any Partial Surrenders (i.e., withdrawals) received by the policy owner after the date of death; or

2)

an amount equal to the Reset Account Value multiplied by the applicable percentage shown in the corridor percentages table of the policy specifications, less any Indebtedness and less any Partial Surrenders after the date of death.

If the requirements of both of the No-Lapse Value and Reset Account Value provisions are met, the death benefit payable will be the greater death benefit amount triggered by either of the provisions. Refer to the section headed “Death Benefits” for more information.

If this No-Lapse Enhancement Rider prevents the policy from lapsing, and subsequent Premium Payments are made such that the Accumulation Value is sufficient to cover the Monthly Deductions, the death benefit payable will be determined by the death benefit option in effect.  During the period that the rider is preventing the policy from lapsing, the Monthly Deductions under your policy, which consist of the monthly Cost of Insurance Charge, the monthly cost of any riders, and the monthly Administrative Fee, will continue and will be accumulated.  A statement will be sent to you, at least annually, which reflects the accumulated amount of those deductions.  If the rider terminates for any reason, the accumulated and current Monthly Deduction would have to be paid to prevent lapse, and we will send you a notice stating the amount of premiums you would be required to pay to keep your policy in force (see section headed “Lapse and Reinstatement”).

The following examples demonstrate for the policy described below the death benefit under the policy as well as the death benefits calculated under both the No-Lapse Provision and the Reset Account Value Provision of the No-Lapse Enhancement Rider.  The column headed “No-Lapse Enhancement Rider Death Benefit” shows the amount of the benefit which would be paid if the Rider were preventing lapse.  That death benefit is the greater of the No-Lapse Provision and the Reset Account Value Provision.

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•                  Insured:  Male Standard Non-tobacco, age 55

•                  Specified Amount:  $1,000,000

•                  Annual premium payment:  $18,500 paid annually at or before the beginning of each of the first 30 policy years

•                  No Indebtedness on the policy

•                  Death Benefit Option:  1 (level)

•                  Benefit Selection Option:  Not ElectedAssumed Investment Return:  8.00% gross (7.26% net)

•                  No-Lapse Provision Guaranteed Minimum Death Benefit Percentage = 90% of Initial specified amount

End of Year	Age	Accumulation Value	Policy Death Benefit	No-Lapse Provision Death Benefit	Reset Account Value Provision Death Benefit	No-Lapse Enhancement Rider Death Benefit
10	65	96,229	1,000,000	900,000	1,000,000	1,000,000
20	75	294,510	1,000,000	900,000	1,000,000	1,000,000
30	85	584,424	1,000,000	900,000	—	900,000
40	95	745,856	1,000,000	900,000	—	900,000
50	105	1,114,200	1,114,200	900,000	—	900,000

The above example shows a policy that has sufficient Accumulation Value to remain in force.  Thus, the No-Lapse Enhancement Rider is not needed to prevent the policy in the example above from lapsing.  In this example, the death benefit option selected by the policy owner will determine the amount payable upon the death of the insured.

The example below uses all of the same assumptions as are used for the example above, except for the Assumed Investment Return set forth below:

•                  Assumed Investment Return:  0.00% gross (-0.74% net)

End of Year	Age	Accumulation Value	Policy Death Benefit	No-Lapse Provision Death Benefit	Reset Account Value Provision Death Benefit	No-Lapse Enhancement Rider Death Benefit
10	65	55,201	1,000,000	900,000	1,000,000	1,000,000
20	75	92,217	1,000,000	900,000	1,000,000	1,000,000
25	80	48,650	1,000,000	900,000	1,000,000	1,000,000
30	85	—	—	900,000	—	900,000
40	95	—	—	900,000	—	900,000
50	105	—	—	900,000	—	900,000

The second example shows a policy in which the Accumulation Value declines to 0 in between policy years 25 and 30.  At that point, the No-Lapse Enhancement Rider will keep the policy from lapsing.  The No-Lapse Enhancement Rider Death Benefit is the greater of the No-Lapse Provision Death Benefit and the Reset Account Value Death Benefit.  Therefore, once the rider begins to prevent lapse, it will provide a Guaranteed Minimum Death Benefit of $900,000 (as elected by the policy owner at the time of application for the policy).  In this example, the death benefit provided by the No-Lapse Enhancement Rider is less than the death benefit which would have been payable under the death benefit selected by the policy owner had the Accumulation Value been sufficient to keep the policy in force without the No-Lapse Enhancement Rider.

The No-Lapse Enhancement Rider can provide benefits when your policy’s Accumulation Value is insufficient to prevent a policy lapse, which would otherwise terminate all policy coverage.  Rider benefits can prevent a policy lapse when the policy’s Accumulation Value

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is reduced by deductions for policy charges and fees, poor investment performance, partial surrenders of Accumulation Value, Indebtedness for Policy Loans, or any combination of these factors.

Automatic Rebalancing Required.  You must maintain Automatic rebalancing in order to keep this rider in effect. Automatic rebalancing will be in effect when the policy is issued. If you discontinue Automatic rebalancing after the policy is issued, this rider will terminate. After this rider terminates, the policy will remain in force only if the Accumulation Value is sufficient to cover the Monthly Deductions. Refer to the section headed “Optional Sub-Account Allocation Programs” for more information about Automatic rebalancing.

We reserve the right to restrict your allocation to certain Sub-Accounts to a maximum of 40% of the policy Accumulation Value in order to keep this rider in effect.  While we currently do not restrict your allocation rights, your policy will include a listing of the Sub-Accounts available as of the Policy Date to which allocation may be so restricted.  The decision to enforce this restriction will be based on an annual review of the Separate Account investments of all owners of this product. If we determine that the investments of all owners are highly concentrated in certain Sub-Accounts, then Sub-Accounts with higher concentrations than anticipated will be subject to the restriction. Any restriction will apply to all owners of this product. If such a restriction is put in place in the future, you will be notified in writing and advised if it is necessary to reallocate the policy Accumulation Value or subsequent Premium Payments among Sub-Accounts which are not subject to the restriction and advised of the steps you will need to take, if any, in order to keep the rider in effect.  We will not reallocate the Accumulation Value to comply with any such restriction except pursuant to your instructions. You may provide instructions for reallocation in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing. If you choose not to reallocate the Accumulation Value of your policy to comply with a Sub-Account restriction, this rider will terminate.  If this rider is actively preventing the policy from lapsing and this rider terminates as a result of the owner’s failure to comply with a Sub-Account restriction, then the policy will lapse.

Duration of No-Lapse Protection.  The duration of the no-lapse coverage will be determined monthly by referencing the No-Lapse Account Value and the Reset Account Value. The duration is determined by projecting the first Monthly Anniversary Day on which future deductions for the rider rates and fees would cause both the No-Lapse Value and Reset Account Value to reach zero. Because the duration is recalculated on a monthly basis, higher Premium Payments and credited interest will increase the duration, while Partial Surrenders and adjustments for rider Reference Rates and Fees will reduce the duration. In general, later Premium Payments are credited with less interest over time, resulting in a lower No-Lapse Value and Reset Account Value, and a shorter duration of no-lapse protection.

The duration of the lapse protection provided by this rider may be reduced if:

1)              premiums or other deposits are not received on or before their due date; or

2)              you initiate any policy change that decreases the No-Lapse Value or Reset Account Value under the policy. These changes include, but are not limited to, Partial Surrenders, Policy Loans, increases in specified amount, and changes in death benefit option.

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The Company will determine the duration of the lapse protection based on the situation in 1) and 2) above by recalculating the No-Lapse Value and the Reset Account Value. In general, later Premium Payments are credited with less interest over time, resulting in a lower No-Lapse Value and Reset Account Value. A lower No-Lapse Value or Reset Account Value will reduce the duration of lapse protection. The following example shows the impact of delayed Premium Payments on the duration of lapse protection:

Sample Policy

•                  Insured: Male Standard Non-tobacco, age 55

•                  Specified amount: $1,000,000

•                  Benefit Selection Option:  Not elected

•                  Planned annual premium payment: $13,000

Duration of lapse protection:

1)              if premiums are received on the planned payment date each year: 326 months; or

2)              if premiums are received 30 days after the planned payment date each year: 322 months.

The impact of late Premium Payments on the duration of the lapse protection varies by policy. If both the No-Lapse Value and the Reset Account Value, less any Indebtedness, are zero or less, this rider will not prevent your policy from lapsing. Payment of sufficient additional premiums while this rider remains in force will increase one or both of the values to an amount greater than zero, and the rider will provide lapse protection. You may obtain information about your policy’s current duration of lapse protection and the impact that late Premium Payments may have on that duration by requesting a personalized policy illustration from your financial adviser.

Rider Termination.  This rider and all rights provided under it will terminate automatically upon the earliest of the following:

1)              the insured reaches age 121; or

2)              surrender or other termination of the policy; or

3)              Automatic rebalancing is discontinued; or

4)              an allocation restriction requirement is not met within 61 days of notification to you of such a requirement.

If the policy terminates and is reinstated, this rider will likewise be reinstated unless the rider terminated before the policy terminates.

Benefit Selection Option.  When you apply for the policy, you may elect the Benefit Selection Option.

With this option, you can select a balance between potentially greater Accumulation Value and the death benefit protection provided by the No-Lapse Enhancement Rider.  When considering this option, you should consider the amount of market risk which is appropriate

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for you and your circumstances.  This option is designed to reduce the charges for the per $1,000 of specified amount monthly administrative expense fee (the “Monthly Administrative Expense Fee”) deducted from your policy and thereby reduce the cost of the death benefit provided by your policy.  Therefore, if you elect to reduce the death benefits provided by this rider by electing a Benefit Selection Option percentage greater than zero, you will reduce the monthly charges deducted from your policy’s accumulation value.  By reducing the monthly charges deducted from your policy’s Accumulation Value, you have the opportunity to have a larger Accumulation Value allocated to the Fixed Account and invested in the Sub-Accounts, but will receive a reduced death benefit protection provided by the No-Lapse Enhancement Rider.

When you elect this option, you choose to reduce the benefits provided by the No-Lapse Enhancement Rider in exchange for reduced Monthly Administrative Expense Fees.  The reduced policy Monthly Administrative Expense Fee will be displayed in your policy specifications.  However, when the Benefit Selection Option is elected, your choice of a Benefit Selection Option percentage greater than zero will increase the no-lapse reference per $1,000 of specified amount monthly administrative fees, and, therefore, the premiums which you must pay in order to meet the requirements of the No-Lapse Enhancement Rider will increase.  (Refer to the section headed “No-Lapse Enhancement Rider” for discussion of how Rider values are calculated.)  The higher the percentage you select for the Benefit Selection Option, the larger the increase in the no-lapse reference per $1,000 of specified amount Monthly Administrative Fees and the higher the premiums you must pay in order to meet the requirements of the Rider.

The following example shows two policies on the same insured. In the first example, the Benefit Selection Option was not elected; and in the second example the Benefit Selection Option was elected:

Male, 55 Year Old, Standard Non-tobacco

Benefit Selection Option	Monthly Administrative Expense Fee	No-Lapse Monthly Administrative Expense Reference Fee	Result
Election: None	$0.5133 per thousand of Specified Amount (higher)	$0.1333 per thousand of Specified Amount (lower)	This option offers the best no-lapse protection available. The price of the protection is reflected in the higher Monthly Administrative Expense Fee.

Election: 100%	$0.0683 per thousand of Specified Amount (lower)	$0.2333 per thousand of Specified Amount (higher)

This option offers the least amount of no-lapse protection.  The Monthly Administrative Expense Fee is reduced in exchange.  Therefore, this option allows more money to be invested in the Sub-Accounts or allocated to the Fixed Account.  However, the premiums which you must pay in order to satisfy the no-lapse requirements of the rider will increase.

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You elect this option by selecting a percentage from 1 to 100%. This election must be made at Policy issue and is irrevocable.  The impact of selecting a Benefit Selection Option percentage greater than zero on your policy is best shown in an illustration.  Please ask your registered representative for illustrations which demonstrate the impact of electing various Benefit Selection Option percentages greater than zero.

If elected, the percentage you select under this option will be shown in your policy specifications.  Once your policy is issued with the Benefit Selection Option, you may not change the percentage you selected nor may you terminate your election.

Overloan Protection Rider.  If this rider is issued with your policy, you meet the requirements as described in this rider and have elected this benefit, your policy will not lapse solely based on Indebtedness exceeding the Accumulation Value less the Surrender Charges. It is a limited benefit, in that it does not provide any additional death benefit or any increase in Accumulation Value. Also, it does not provide any type of market performance guarantee.

There is no charge for adding this rider to your policy. However, if you choose to elect this benefit, there is a one-time charge which will not exceed 5.0% of the then current Accumulation Value. Once you elect the benefit, certain provisions of your policy will be impacted as described in the rider.

Premium Reserve Rider.  We will automatically issue this rider with your policy.  The rider allows you to pay premiums in addition to those you plan to pay for your policy and to have such amounts accumulate in the same manner as if they had been allocated to your policy without, as detailed in the rider, being subject to all charges and expenses of your policy.  For example, this rider can be used to fund future Premium Payments if needed while retaining the flexibility to withdraw such funds from the rider without reducing the Policy’s Specified Amount (or being subject to withdrawal fees or Surrender Charges) in the event the funds are not needed due to favorable investment performance.  Premiums allocated to the Premium Reserve Rider do not increase the policy’s Accumulation Value and, therefore, will not decrease the Net Amount at Risk.  Since the Net Amount at Risk will not be reduced, current Cost of Insurance Charges will not be reduced.  However, the Policy’s death benefit will be increased by the Premium Reserve Rider Accumulation Value less Indebtedness.  The Premium Reserve Rider Accumulation Value is the sum of the (i) values of sub-accounts created for the rider which, but for having been created specifically for the rider, are in all other respects identical to the Sub-Accounts (the “Premium Reserve Rider Sub-Accounts”), (ii) values held in the portion of the Fixed Account created specifically for the rider (the “Premium Reserve Rider Fixed Account”), and values held in the Premium Reserve Rider Loan Account (see section headed “Policy Loans” for a discussion of borrowing against the Premium Reserve Rider Accumulation Value).

A premium load of 4.0% (known as the Premium Reserve Rider Premium Load) will be deducted from each amount allocated to this rider.

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Net Premium Reserve Rider premiums will be allocated to the Premium Reserve Rider Sub-Accounts and/or the Premium Reserve Rider Fixed Account using the same premium allocation instruction that you have provided to us for allocating premiums which you direct to your policy.

Calculations of the values of the Premium Reserve Rider Sub-Accounts apply the same daily mortality and expense risk charge as would have been deducted if the premiums had been allocated to your policy; however, the Monthly Deductions for your policy, which include the amount of the Cost of Insurance Charge and the Administrative Fee, and charges for riders to your policy other than this rider will not be reflected.

You may request us to transfer all or part of the Premium Reserve Rider’s Accumulation Value to your policy at any time.  Transfers of the Premium Reserve Rider Accumulation Value to your policy are subject to a deduction of 3.0% from each amount transferred (the 3.0% charge is called the Premium Reserve Rider Transfer Load) if such transfers are made (either automatically, as discussed below, or at your request) in the first ten policy years.  The Premium Reserve Rider Transfer Load is imposed by the Company if Premium Reserve Rider Accumulation Value is transferred to the policy during the first 10 policy years.  This charge is made to help cover the costs associated with providing the increased policy benefits created as a result of the increased policy values.

You may also request that part (or all) of the Premium Reserve Rider’s Net Accumulation Value (that is, the Premium Reserve Rider Accumulation Rider less any Premium Reserve Rider Loan Account and any interest accrued on the Premium Reserve Rider Loan Account but not deducted) be paid to you in cash, and no Surrender Charge or other fee will be deducted from the amount paid to you.

No other policy charges or fees will be deducted from the amount allocated to the Premium Reserve Rider.

In addition, after policy year 10, subject to certain limitations (which relate to meeting the requirement that sufficient value remains to maintain the duration of lapse protection provided under the No-Lapse Enhancement Rider until the insured reaches age 121 –see section headed “No-Lapse Enhancement Rider”), you may request transfers from the policy’s Net Accumulation Value to the Premium Reserve Rider for allocation to the Premium Reserve Rider’s Sub-Accounts and Fixed Account.  Transfers between the policy and the rider will not be counted against the number of free transfers permitted by the policy.

The rider provides for the automatic transfer of the entire Premium Reserve Rider Accumulation Value to the policy in the event

1)              the Net Accumulation Value under your policy is insufficient to maintain your policy in force and the No-Lapse Enhancement Rider described above is not at the time preventing your policy from lapsing; and

2)              you do not pay at least the amount set forth in the lapse notice and your payment is not received by us before the end of the Grace Period.

If the Premium Reserve Rider Accumulation Value (less the Premium Reserve Rider Transfer Load of 3.0% if the transfer is made during the first 10 policy years) on the day the Grace Period ends is insufficient to meet the amount then due, your policy will lapse without value.

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If this rider is in force at the time you request a loan on or Partial Surrender of your policy, any such loan or Partial Surrender will be made first from any Premium Reserve Rider Accumulation Value and when the Premium Reserve Rider Accumulation Value is reduced to zero, then from the Accumulation Value of your policy. Loan interest will be charged and credited to any Premium Reserve Rider loans on the same basis as the policy.  Please refer to the section headed “Policy Loans” for a more detailed discussion of Policy Loans, including interest charged on Policy Loans.

In the event of the death of the insured while the rider is in force, any Premium Reserve Rider Accumulation Value less Indebtedness on the date of death will be added to the death benefit if Death Benefit Option 1 is in force and will be added to the policy’s Accumulation Value less Indebtedness on the date of death if Death Benefit Option 2 is in force.  If the death benefit is paid pursuant to the No-Lapse Enhancement Rider, the Premium Reserve Rider Accumulation Value less Indebtedness will be added to the death benefit payable under that rider.

The Premium Reserve Rider will terminate at the earlier of the date your policy terminates; the date the entire Premium Reserve Rider Accumulation Value is automatically transferred to your policy to maintain your policy in force; or your written request to terminate the rider is received.  Once terminated, the rider may not be reinstated, and no further Premium Payments may be allocated to it.

Finally, the amount of premiums you may pay, whether you direct them to your policy or to your Premium Reserve Rider are subject to limits which are discussed in the Tax Issues section of the prospectus.

As with your policy, you bear the risk that the investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated.  Adverse investment results will impact the Premium Reserve Rider Accumulation Value and, therefore, the amount of rider accumulation value which may be available to prevent your policy from lapsing or for providing policy benefits.

The Premium Reserve Rider, as discussed above, can help provide additional protection against lapse of your policy.  The Premium Reserve Rider Accumulation Value generated by the additional premiums you pay to the rider may be transferred to the policy either through (i) your voluntarily requesting us to transfer available Premium Reserve Rider Accumulation Value to the policy in the amount needed to prevent lapse (because, for example, you do not have the funds outside of the policy to make the premium payment required to keep the policy in force), or (ii) the rider’s provision for automatically transferring all available Premium Reserve Rider Accumulation Value to the policy should those values be needed to prevent lapse of the policy (because, for example, the payment you do make either is less than the amount requested or is not received by the time set by the terms of the policy).  However, as noted above, if such values are transferred pursuant to the Premium Reserve Rider’s automatic transfer provision, the Premium Reserve Rider will terminate, and the policy owner will permanently lose the ability to allocate any future premium payments to the rider.

As a hypothetical example of how the Premium Reserve Rider might help prevent lapse of your policy, assume that you have had your policy for 11 years and that you have allocated additional premiums to the rider so that your Premium Reserve Rider Accumulation Value at the end of policy year 11 is $25,000.  Further assume that the No-Lapse Enhancement Rider is no longer preventing your policy from lapsing, that the premium required to maintain

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your policy in force that is due at the beginning of policy year 12 is $15,000, and that you have decided that you wish to minimize your current cash outlays.  If you do not pay the $15,000 premium, you will receive a lapse notice which will tell you that you need to make a premium payment of $15,000 to your policy.  If you wish, you could request (before the end of the Grace Period) that we transfer $15,000 of the Premium Reserve Rider Accumulation Value to the policy.  If you do not so request, we will automatically transfer the entire Premium Reserve Rider Accumulation Value of $25,000 to the policy (and your Premium Reserve Rider will terminate).  In this example, the transfer of $15,000 from your Premium Reserve Rider Accumulation Value to your policy will avoid lapse of the policy.

As a further hypothetical example, again assume that you have had your policy for 11 years but that you have allocated fewer additional premiums to the rider so that your Premium Reserve Rider Accumulation Value is $10,000. Continuing the assumption that the No-Lapse Enhancement Rider is no longer preventing your policy from lapsing, that the premium required to maintain your policy in force that is due at the beginning of policy year 12 is $15,000, and that you wish to minimize your current cash outlays, your Premium Reserve Rider Accumulation Value would provide (either by transfer at your specific request or through automatic transfer) $10,000 towards the premium due.  But in this example, you would have to then pay the balance of the premium due, that is $5,000, to us from your savings or from another source outside of the policy to avoid lapse of your policy.

You should discuss with your financial adviser the needs which purchasing the policy will meet, including the need to provide to beneficiaries a guaranteed death benefit which does not depend upon growth of the policy’s Accumulation Value.  Policy illustrations, which the financial adviser can prepare, will help determine the amount of premiums which should be allocated to paying the costs of the policy for the death benefit you need.  Once that need for a guaranteed death benefit is met and premium requirements determined, the policy owner then could consider whether to allocate additional funds to the Rider.

You should carefully weigh the balance between allocating premiums to the policy and premiums to the rider.  Premiums allocated to the Premium Reserve Rider may be withdrawn without reducing the specified amount (which might be the case if those premiums had been allocated to the policy).  In addition, premiums allocated to the rider initially are charged only with the 4.0% Premium Reserve Rider Premium Load and will only be charged the 3.0% Premium Reserve Rider Transfer Load if transfers are voluntarily made during the first 10 policy years (or are automatically transferred to help prevent policy lapse).  And premiums allocated to the rider become part of the Premium Reserve Rider Accumulation Value and that value (less any Indebtedness) would be paid upon the death of the insured in addition to the death benefit paid

However, premiums allocated to the rider do not increase the policy’s Accumulation Value and, therefore, would not reduce the Cost of Insurance Charges.  An illustration can show the impact that paying a higher level of premiums would have on the policy’s Cost of Insurance Charges: that is as Accumulation Values in the policy increase (through positive investment results and/or allocating more premiums to the policy), the Net Amount at Risk (that is, the difference between the death benefit and the Accumulation Value) will decrease, thereby decreasing the Cost of Insurance Charges.  Decreasing policy charges increases the amount of policy Accumulation Value available for allocation to the Sub-Accounts, and thereby increases the amount available for investment, subject to your tolerance for risk.

Your financial adviser can prepare illustrations which would reflect the potential impact that different allocations of premium between the policy and the Premium Reserve Rider might

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have, as well as illustrate the impact rates of return selected by you might have on the policy’s benefits and the Premium Reserve Rider Accumulation Value.

Continuation of Coverage

If the insured is still living at age 121, and the policy is still in force and has not been surrendered, the policy will remain in force until surrender or death of the insured. There are certain changes that will take place:

1)              we will no longer accept Premium Payments;

2)              we will make no further deductions;

3)              policy values held in the Separate Account will be transferred to the Fixed Account; and

4)              we will no longer transfer amounts to the Sub-Accounts.

However, loan interest will continue to accrue.

Termination of Coverage

All policy coverage terminates on the earliest of:

1)              Full Surrender of the policy;

2)              death of the insured; or

3)              failure to pay the necessary amount of premium to keep your policy in force.

State Regulation

New York regulations will govern whether or not certain features, riders, charges and fees will be allowed in your policy.

PREMIUMS

You may select and vary the frequency and the amount of Premium Payments and the allocation of Net Premium Payments. After the initial Premium Payment is made there is no minimum premium required, except to keep the policy in force. Premiums may be paid any time before the insured attains age 121.

The initial premium must be paid for policy coverage to be effective.

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Allocation of Net Premium Payments

Your “Net Premium Payment” is the portion of a Premium Payment remaining after deduction of the Premium Load. The Net Premium Payment is available for allocation to the Sub-Accounts or the Fixed Account.

You first designate the allocation of Net Premium Payments among the Sub-Accounts and Fixed Account on a form provided by us for that purpose. Subsequent Net Premium Payments will be allocated on the same basis unless we are instructed otherwise, in writing. You may change the allocation of Net Premium Payments among the Sub-Accounts and Fixed Account at any time. The amount of Net Premium Payments allocated to the Sub-Accounts and Fixed Account must be in whole percentages and must total 100%. We credit Net Premium Payments to your policy as of the end of the “Valuation Period” in which it is received at our Administrative Office. The end of the Valuation Period is 4:00 P.M., Eastern Time, unless the New York Stock Exchange closes earlier.

The Valuation Period is the time between “Valuation Days”. A Valuation Day is every day on which the New York Stock Exchange is open and trading is unrestricted. Your policy values are calculated on every Valuation Day.

Planned Premiums; Additional Premiums

Planned premiums are the amount of periodic premium (as shown in the policy specifications) you choose to pay the Company on a scheduled basis. This is the amount for which we send a premium reminder notice. Premium Payments may be billed annually, semi-annually, or quarterly. You may arrange for monthly pre-authorized automatic premium payments at any time.

In addition to any planned premium, you may make additional Premium Payments. These additional payments must be sent directly to our Administrative Office, and will be credited when received by us.

You should remain cognizant that the amount and timing of your Premium Payments will have an impact on your policy benefits.

Amount of premium payments:  For example, if you pay a premium in an amount higher than the premium you planned to pay, the additional amount would be available for allocation to the Sub-Accounts and the Fixed Account.  Those additional amounts could, depending upon investment results to the extent you allocate the additional amount to the Sub-Accounts, create additional policy values.  Generally, if additional policy values were created, those additional policy values could, depending upon the death benefit option you choose (see section headed “Death Benefits” for further information on choice of death benefit options), provide additional benefits upon the death of the insured and additional value against which a loan on the policy could be made. In addition, those potential additional policy values could reduce the deductions from your policy values for Cost of Insurance Charges (this may occur because the policy’s Net Amount at Risk may be lower— see section headed “Cost of Insurance Charge” for discussion of Cost of Insurance Charges).

Conversely, if you pay less premium than planned, smaller amounts would be available to be allocated to the Sub-Accounts and the Fixed Accounts.  Those smaller amounts could, depending upon investment results to the extent you allocate Premium Payments to the Sub-Accounts, result in smaller policy values.  In addition, those potentially smaller policy

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values could increase deductions from those policy values for Cost of Insurance Charges (by increasing the policy’s Net Amount at Risk – see section headed “Cost of Insurance Charge” for discussion of Cost of Insurance Charges).

Investment results, as noted above, will also determine the extent to which policy values are created.  Positive investment results would increase the potential for additional policy values, while negative investment results would decrease the potential for additional policy values.

In addition, policy charges which are asset based, such as the mortality and expense risk charge, would increase as policy values increase and would, thereby, reduce the potential for additional policy values.  Conversely, those asset-based policy charges would decrease as policy values decrease and would, thereby, reduce the amounts deducted from policy values.

However, the amount of premium you can pay for your policy are subject to limits which are discussed in the Tax Issues section of the prospectus.  In addition, the amount of premiums you may pay also may be limited as discussed later in this section.

Timing of premium payments:  Making a Premium Payment earlier than you planned to make the payment would make that additional amount available for allocations to the Sub-Accounts and the Fixed Account sooner than planned, and could, depending upon investment results to the extent you allocate the earlier Premium Payment to the Sub-Accounts, create additional policy values, in part because your premiums would be available for investment earlier than you had planned.

Conversely, making a Premium Payment later than you planned to make the payment would make that amount available for allocation to the Sub-Accounts and the Fixed Account later than planned, and could, depending upon investment results to the extent you allocate the later Premium Payment to the Sub-Accounts, result in smaller policy values, in part because your premiums would be available for investment later than you had planned.

Investment results, as noted above, will also determine the extent to which policy values are created.  Positive investment results would increase the potential for additional policy values, while negative investment results would decrease the potential for additional policy values.

Please ask your financial adviser for an illustration which would demonstrate the impact the amount and timing of your premium payments may have on your policy.

Unless you specifically direct otherwise, any payment received (other than any Premium Payment necessary to prevent, or cure, policy lapse) will be applied as premium and will not repay any outstanding loans. There is no Premium Load on any payment which you specifically direct as repayment of an outstanding loan.

You may increase planned premiums, or pay additional premiums, subject to the certain limitations. We reserve the right to limit the amount or frequency of additional Premium Payments.

We may require evidence of insurability if any payment of additional premium (including planned premium) would increase the difference between the specified amount and the

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Accumulation Value. If we are unwilling to accept the risk, your increase in premium will be refunded without interest.

We may decline any additional premium (including planned premium) or a portion of a premium that would cause total Premium Payments to exceed the limit for life insurance under federal tax laws. Our test for whether or not your policy exceeds the limit is referred to as the guideline premium test. The excess amount of premium will be returned to you. We may accept alternate instructions from you to prevent your policy from becoming a MEC (Modified Endowment Contract). Refer to the section headed “Tax Issues” for more information.

Policy Values

Policy value in your variable life insurance policy is called the Accumulation Value.

The Accumulation Value equals the sum of the Fixed Account value, the Separate Account value, and the Loan Account value. At any point in time, the Accumulation Value reflects:

1)              Net Premium Payments made;

2)              the amount of any Partial Surrenders;

3)              any increases or decreases as a result of market performance of the Sub-Accounts;

4)              interest credited to the Fixed Account or the Loan Account;

5)              Additional Bonus Credits on Net Accumulation Value in Fixed Account and the Sub-Accounts beginning in policy year 21; and

6)              all charges and fees deducted.

The Separate Account Value, if any, is the portion of the Accumulation Value attributable to the Separate Account. The value is equal to the sum of the current values of all the Sub-Accounts in which you have invested. This is also referred to as the variable accumulation value.

A unit of measure used in the calculation of the value of each Sub-Account is the Variable Accumulation Unit. It may increase or decrease from one Valuation Period to the next. The Variable Accumulation Unit Value for a Sub-Account for a Valuation Period is determined as follows:

1)              the total value of fund shares held in the Sub-Account is calculated by multiplying the number of fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the fund at the end of the Valuation Period, and adding any dividend or other distribution of the fund made during the Valuation Period; minus

2)              the liabilities of the Sub-Account at the end of the Valuation Period. Such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that we determine result from the operations of the Separate Account; and

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3)              the result of (1) minus (2) is divided by the number of Variable Accumulation Units for that Sub-Account outstanding at the beginning of the Valuation Period.

In certain circumstances, and when permitted by law, we may use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.

The daily charge imposed on a Sub-Account for any Valuation Period is equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the Valuation Period.

The Fixed Account Value, if any, reflects amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or Partial Surrenders. We guarantee the Fixed Account value. Interest is credited daily on the Fixed Account value at the greater of a rate of 0.00809863% (equivalent to a compounded annual rate of 3. 0%) or a higher rate determined by the Company.

The Loan Account Value, if any, reflects any outstanding Policy Loans, including any interest charged on the loans. This amount is held in the Company’s General Account. We do not guarantee the Loan Account value. Interest is credited on the Loan Account at an effective annual rate of 4.0% in all years.

The Net Accumulation Value is the Accumulation Value less the Loan Account value. It represents the net value of your policy and is the basis for calculating the Surrender Value.

We will tell you at least annually the Accumulation Value, the number of Variable Accumulation Units credited to your policy, current Accumulation Unit Values, Sub-Account values, the Fixed Account Value and the Loan Account Value. We strongly suggest that you review your statements to determine whether additional Premium Payments may be necessary to avoid lapse of your policy.

Additional Bonus Credits

On each Monthly Anniversary Day beginning with the first Monthly Anniversary Day in policy year 21, we will make a “additional bonus credits” to Net Accumulation Values in each Sub-Account and the Fixed Account at an annual rate guaranteed to be not less than 0.15% of the values in each Sub-Account and the Fixed Account on the Monthly Anniversary Day.  In the event that you have allocated Premium Payments to the Premium Reserve Rider, beginning with the first Monthly Anniversary Day in policy year 21, Additional Bonus Credits, calculated as described above, will be credited to the Premium Reserve Rider Net Accumulation Value.  Additional Bonus Credits are based on reduced costs in later policy years that we can pass on to policies that are still in force.  Our payment of the Additional Bonus Credits will not increase or otherwise affect the charges and expenses of your policy or any policy riders.

DEATH BENEFITS

The “Death Benefit Proceeds” is the amount payable to the beneficiary upon the death of the insured, based upon the death benefit option in effect. Loans, loan interest, Partial Surrenders, and overdue charges (such as Monthly Deductions), if any, are deducted from

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the Death Benefit Proceeds prior to payment. Riders, including the No-Lapse Enhancement Rider and the Premium Reserve Rider, may impact the amount payable as Death Benefit Proceeds in your policy.  The Guaranteed Minimum Death Benefit that you select under the provisions of the No-Lapse Enhancement Rider will only affect the Death Benefit Proceeds while the rider’s No-Lapse Provision is actively preventing the policy from lapsing.  As discussed in more detail in the “Riders” section of this prospectus, the No-Lapse Enhancement Rider may provide a death benefit which differs from that paid under the policy.  The Premium Reserve Rider Accumulation Value, if any, less any Indebtedness under the Premium Reserve Rider, will be added to the policy’s Death Benefit Proceeds.  If the policy’s death benefit is paid pursuant to the terms of the No-Lapse Enhancement Rider, the Premium Reserve Rider Accumulation Value, if any, less any Indebtedness under the Premium Reserve Rider, will be added to the death benefit payable under the terms of that rider.

Death Benefit Proceeds

The Death Benefit Proceeds payable upon the death of the insured will be the greater of:

1)              the amount determined by the death benefit option in effect on the date of the death of the insured, less any indebtedness; or

2)              an amount equal to the Accumulation Value on the date of death multiplied by the applicable percentage shown in the Corridor Percentages Table in the policy specifications, less any Indebtedness.

Death Benefit Options

Two different death benefit options are available. You may choose the death benefit option at the time you apply for your policy.  If you do not choose a death benefit option at that time, death benefit option 1 will apply.  (See discussion under heading “Changes to the Initial Specified Amount and Death Benefit Options” for details as to changes you are permitted to make in your choice of death benefit option after your policy has been issued.)

The following table provides more information about the death benefit options.

Option	Death Benefit Proceeds Equal to the Variability

1	Specified amount (a minimum of $100,000) level death benefit	None; level death benefit.

2	Sum of the specified amount plus the Net Accumulation Value as of the date of the insured’s death, less any Partial Surrenders after the date of death.	May increase or decrease over time, depending on the amount of premium paid and the investment performance of the Sub-Accounts or the interest credited to the Fixed Account.

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If for any reason the owner does not elect a particular death benefit option, Option 1 will apply.

Your choice of Death Benefit Option will impact the Cost of Insurance Charge because the Cost of Insurance Charge is based upon the “Net Amount at Risk”.  The Net Amount at Risk for your policy is the difference between the specified amount and the Accumulation Value of your policy.  Therefore, for example, if you choose Death Benefit Option 1, and if your policy Accumulation Value increases (because of positive investment results), your Cost of Insurance Charge will be less than if your policy Accumulation Value did not increase or declined.  (See section headed “Cost of Insurance” for discussion of Cost of Insurance Charges.)

The death benefit payable under any of the death benefit options will also be reduced by the amount necessary to repay the Indebtedness in full and, if the policy is within the Grace Period, any payment required to keep the policy in force.

Partial Surrenders will also reduce the death benefit payable under any of the death benefit options (See section headed “Partial Surrenders” for details as to the impact a Partial Surrender will have on the death benefit payable under each option.)

Changes to the Initial Specified Amount and Death Benefit Options

Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the specified amount. The minimum specified amount is currently $100,000.  A Partial Surrender may reduce the specified amount.  (See section headed “Partial Surrenders” for details as to the impact a Partial Surrender may have on the specified amount.)

The death benefit option may be changed by the Owner, subject to our consent, as long as the policy is in force.

You must submit all requests for a to Death Benefit Option 1 and changes in the specified amount in writing to our Administrative Office. The minimum increase in specified amount currently permitted is $1,000. If you request a change, a supplemental application and evidence of insurability must also be submitted to us.

Option change	Impact

2 to 1	The specified amount will be increased by the Accumulation Value as of the effective date of change.

A Surrender Charge may apply to a Reduction in specified amount. Please refer to the Surrender Charges section of this prospectus for more information on conditions that would cause a Surrender Charge to be applied. A table of Surrender Charges is included in each policy.

Any Reductions in specified amount will be made against the Initial specified amount and any later increase in the specified amount on a last in, first out basis. Any increase in the specified amount will increase the amount of the Surrender Charge applicable to your policy. Changes in specified amount do not affect the Premium Load as a percentage of premium.

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We may decline any request for Reduction in specified amount if, after the change, the specified amount would be less than the minimum specified amount or would reduce the specified amount below the level required to maintain the policy as life insurance for purposes of federal income tax law according to the guideline premium test.

The guideline premium test provides for a maximum amount of premium paid in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, we may increase the policy’s death benefit above the specified amount in order to satisfy the guideline premium test. If the increase in the policy’s death benefit causes an increase in the net amount at risk, charges for the cost of insurance will increase as well.

Any change is effective on the first Monthly Anniversary Day on, or after, the date of approval of the request by Lincoln Life, provided that any increase in cost is either included in a Premium Payment by you or the policy Accumulation Value is sufficient to cover the increased Monthly Deduction. If the Monthly Deduction amount would increase as a result of the change, the changes will be effective on the first Monthly Anniversary Day on which the Accumulation Value is equal to, or greater than, the Monthly Deduction amount.

Payment of Death Benefit Proceeds

Proof of death should be furnished to us at our Administrative Office as soon as possible after the death of the insured. This notification must include a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.

After receipt at our Administrative Office of proof of death of the insured, the Death Benefit Proceeds will ordinarily be paid within seven days. The proceeds will be paid in a lump sum or in accordance with any settlement option selected by the owner or the beneficiary. Payment of the Death Benefit Proceeds may be delayed if your policy is contested or if Separate Account values cannot be determined.

If the recipient of the Death Benefit Proceeds has elected a lump sum settlement and the Death Benefit Proceeds are over $5,000, the proceeds will be placed into an interest-bearing account in the recipient’s name. The SecureLine (Reg. TM) account allows the recipient additional time to decide how to manage the proceeds with the balance earning interest from the day the account is opened.

The SecureLine (Reg. TM) account is a special service that we offer in which your death benefit or surrender proceeds are placed into an interest-bearing account. Instead of mailing you (or the recipient of the proceeds) a check, we will send a checkbook so that you (or the proceeds recipient) will have access to the account simply by writing a check for all or any part of the proceeds. The SecureLine (Reg. TM) account is part of our general account. It is not a bank account, and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the SecureLine (Reg. TM) account.

You (or the recipient of the proceeds) may request that the proceeds be paid in the form of a check rather than receiving the SecureLine (Reg. TM) checkbook.

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POLICY SURRENDERS

You may surrender your policy at any time by sending us your policy along with a written request for surrender. If you surrender your policy, all policy coverage will automatically terminate and may not be reinstated. Consult your tax adviser to understand tax consequences of any surrender you are considering.

The Surrender Value of your policy is the amount you can receive by surrendering the policy. The Surrender Value is (i) the Net Accumulation Value (which is your policy’s Accumulation Value less any Indebtedness) less any applicable Surrender Charge, less any accrued loan interest not yet charged, plus (ii) the net accumulation value, if any, of the Premium Reserve Rider (which is the Premium Reserve Rider Accumulation Value less any Indebtedness), less any applicable Surrender Charge and less any accrued loan interest not yet charged.  Policy Indebtedness includes loans under the policy and Premium Reserve Rider Indebtedness includes loans under the Premium Reserve Rider.

Any surrender results in a withdrawal of values from the Sub-Accounts and Fixed Account and from the Premium Reserve Rider Sub-Accounts and Premium Reserve Rider Fixed Account that have values allocated to them. Any surrender from a Sub-Account or from a Premium Reserve Rider Sub-Account will result in the cancellation of Variable Accumulation Units. The cancellation of such units will be based on the Variable Accumulation Unit Value determined at the close of the Valuation Period during which the surrender is effective. Surrender proceeds will generally be paid within seven days of our receipt of your request.

At any time, you may transfer all of the Separate Account Value (and any Premium Reserve Rider Sub-Account and Premium Reserve Rider Fixed Account value) to the Fixed Account.  You may then surrender the policy in exchange for a life insurance policy the values and benefits of which do not depend upon the performance of a separate account.  The new policy will not require the payment of further premiums, and the amount of the death benefit will be equal to what can be purchased on a single premium basis by the surrender value of the policy you are surrendering.  Please contact your financial adviser for an illustration of the policy which you could receive if you decide to exchange your policy.

If you request lump sum surrender and the policy’s surrender value is over $5,000, your surrender proceeds will be placed into a SecureLine (Reg. TM) account in your name. Refer to the description of the SecureLine (Reg. TM) account under the section headed “Death Benefit Proceeds” for more information.

You (or the recipient of the proceeds) may request that the proceeds be paid in the form of a check rather than receiving the SecureLine (Reg. TM) checkbook.

Partial Surrender

You may make a Partial Surrender, withdrawing a portion of your policy values.  You may request a Partial Surrender in writing or electronically, if previously authorized and we consent. The total of all Partial Surrenders may not exceed 90% of the Surrender Value of your policy. We may limit Partial Surrenders to the extent necessary to meet the federal tax law requirements. Each Partial Surrender must be at least $500. Partial Surrenders are subject to other limitations as described below.  If you wish to make a surrender in excess of 90% of the Surrender Value of your policy, you must specifically request a Full Surrender of

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your policy.  Charges for Full Surrenders will apply (see section headed “Surrender Charges” for a discussion of Surrender Charges).  Your policy’s Surrender Value equals the policy Accumulation Value less any Indebtedness, less any applicable Surrender Charges.  Policy Loans are Indebtedness under your policy and will reduce the Surrender Value available to you.

Partial Surrenders may reduce the Accumulation Value and the specified amount. The amount of the Partial Surrender will be withdrawn first from the Premium Reserve Rider Sub-Accounts and Fixed Account in proportion to their values, and when such values are reduced to zero then from the Sub-Accounts and Fixed Account in proportion to their values.  (See discussion in section headed “Riders—Premium Reserve Rider” for further details.) The effect of Partial Surrenders on the Death Benefit Proceeds depends on the death benefit option in effect at the time of the Partial Surrender.

Partial Surrenders are deducted when the No-Lapse Value and the Reset Account Value of the No-Lapse Enhancement Rider are calculated.  (See discussion in section headed “Riders — No-Lapse Enhancement Rider” for a detailed discussion of how benefits of this rider may be impacted by reductions of these values.)

Death Benefit Option in Effect	Impact of Partial Surrender

1	The specified amount will be reduced by the greater of:

a. zero; or
b. an amount equal to the amount of the Partial Surrender minus the result of [(1) minus (2)] divided by (3) where:

(1)          is an amount equal to the Accumulation Value on the Valuation Day immediately prior to the Partial Surrender multiplied by the applicable percentage shown in the Corridor Percentages Table in the policy specifications;

(2) is the specified amount immediately prior to the Partial Surrender; and
(3) is the applicable percentage shown in the Corridor Percentages Table in the policy specifications.

2	Will reduce the Accumulation Value, but not the specified amount.

Partial Surrender proceeds will generally be paid within seven days of our receipt of your request.

POLICY LOANS

You may borrow against the Surrender Value of your policy and of the Premium Reserve Rider, if you have allocated premiums to the Rider.  The loan may be for any amount up to 100% of the current Surrender Value. However, we reserve the right to limit the amount of your loan so that total policy Indebtedness (including any Premium Reserve Rider Indebtedness) on the date your loan request is received will not exceed the greater of:

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(iii)       an amount equal to

(a)          90% of the sum of the Separate Account Value, the Fixed Account Value, and the Loan Account Value of the policy; plus

(b)         (1) during policy years 1 to 10, 90% of the Premium Reserve Rider Accumulation Value ; or

(2) during policy years 11 and later, 100% of the Premium Reserve Rider Accumulation Value;

less Surrender Charge (applicable if you had reauested Full Surrender of your policy on the date yourloan request is received); and

(iv)      75% of the current Surrender Value.

The “Premium Reserve Rider Accumulation Value” equals the sum of the Accumulation Value of (i) the Premium Reserve Rider Sub-Accounts, the Premium Reserve Rider Fixed Account, and (iii) the Premium Reserve Rider Loan Account.  The current surrender value of the policy equals (i) the sum of the Separate Account Value, the Fixed Account Value, and the Loan Account Value of the policy; plus (ii) the Premium Reserve Rider Accumulation Value, if any; minus (iii) Surrender Charge.

If you wish to make a surrender in excess of 90% of the Surrender Value of your policy, you must specifically request a Full Surrender of your policy.  Charges for Full Surrenders will apply (see section headed “Surrender Charges” for a discussion of Surrender Charges).

A loan agreement must be executed and your policy assigned to us free of any other assignments. Outstanding Policy Loans and accrued interest reduce the policy’s death benefit and Accumulation Value.

If you are considering requesting a Policy Loan, please ask your financial adviser for an illustration which would demonstrate not only the amount of the loan which would be available, but the impact that requesting a Policy Loan would have on your policy.

The amount of your loan will be withdrawn first from accumulation values, if any, of the Premium Reserve Rider Sub-Accounts and Fixed Account and then from policy Sub-Accounts and the Fixed Account in proportion to their values. The Premium Reserve Rider Loan Account and the Loan Account are the accounts in which Premium Reserve Rider Indebtedness and policy Indebtedness (which consists of outstanding loans and accrued interest) accrues once it is transferred out of the Premium Reserve Rider Sub-Accounts, the Premium Reserve Rider Fixed Account, the Sub-Accounts, and the Fixed Account, respectively. Amounts transferred to the Loan Account of the policy and of the Premium Reserve Rider do not participate in the performance of the Sub-Accounts or the Fixed Account of either the Premium Reserve Rider or of the policy. Loans, therefore, can affect the policy’s death benefit and Accumulation Value whether or not they are repaid. Interest on Policy Loans (from both the Premium Reserve Rider and the policy) accrues daily at an effective annual rate of 5.0% in years 1-10 and 4.1% thereafter, and is payable once a year in arrears on each Policy Anniversary, or earlier upon Full Surrender or other payment of proceeds of your policy.

The amount of your loan, plus any accrued but unpaid interest, is added to your outstanding Policy Loan balance and any Premium Reserve Rider loan balance. Unless paid in advance, loan interest due will be transferred proportionately from the Sub-Accounts and Fixed Account of the policy and the Premium Reserve Rider, respectively. This amount will be treated as an additional Policy Loan, and added to the Loan Account value of both the policy

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and the Premium Reserve Rider. Lincoln Life credits interest to the Loan Account Value (of both the Premium Reserve Rider and the policy) at a rate of 4.0% in all years, so the net cost of your Policy Loan is 1.0% in years 1-10 and 0.1% thereafter.

Your outstanding loan balance may be repaid at any time during the lifetime of the insured. The Loan Account will be reduced by the amount of any loan repayment. Any repayment, other than loan interest, will be allocated to the Sub-Accounts and Fixed Account in the same proportion in which Net Premium Payments are currently allocated, unless you instruct otherwise.  When making a payment to us, we will apply your payment as premiums and not loan repayments unless you specifically instruct us otherwise.

If at any time the total Indebtedness against your policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less Surrender Charges, the policy will terminate.  However, you may have a grace period in which to make additional payments to keep your policy in force (see section headed “Lapse and Reinstatement” for a discussion of the Grace Period provision).  In addition, the provisions of the No-Lapse Enhancement Rider may prevent policy termination (see section headed “Riders – No-Lapse Enhancement Rider” for a discussion of when this rider would prevent policy termination).  If the provisions of the No-Lapse Enhancement Rider are not preventing policy termination, the provisions for automatic transfer of any Premium Reserve Rider Accumulation Value less Indebtedness (including interest accrued but not due) may prevent termination (see section headed “Riders – Premium Reserve Rider for a discussion of the provisions of the Premium Reserve Rider relating to transfers of Premium Reserve Rider Accumulation Value to the policy).  If your policy lapses while a loan is outstanding, there may be adverse tax consequences.

LAPSE AND REINSTATEMENT

If at any time

1)              the Net Accumulation Value of the policy is insufficient to pay the accumulated, if any, and current Monthly Deduction, and

2)              the provisions of the No-Lapse Enhancement Rider are not preventing policy termination,

then all policy coverage will terminate. This is referred to as policy lapse.

The Net Accumulation Value may be insufficient:

1)              because it has been exhausted by earlier deductions;

2)              as a result of poor investment performance;

3)              due to Partial Surrenders;

4)              due to Indebtedness for Policy Loans; or

5)              because of a combination of any of these factors.

If we have not received your Premium Payment (or payment of Indebtedness on Policy Loans or any Indebtedness under the Premium Reserve Rider) necessary so that the Net Accumulation Value of your policy is sufficient to pay the accumulated, if any, and current

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Monthly Deduction amount on a Monthly Anniversary Day, we will send a written notice to you, or any assignee of record. The notice will state the amount of the premium payment (or payment of Indebtedness on Policy Loans and on any Premium Reserve Rider Indebtedness) that must be paid to avoid termination of your policy.

If the amount in the notice is not paid to us within the Grace Period and any Premium Reserve Accumulation Value (less any Premium Reserve Rider Transfer Load and less any Premium Reserve Rider Indebtedness) automatically transferred at the end of the Grace Period is also insufficient to keep the policy in force, then the policy will terminate.  The Grace Period is the later of (a) 31 days after the notice was mailed, and (b) 61 days after the Monthly Anniversary Day on which the Monthly Deduction could not be paid. If the insured dies during the Grace Period, we will deduct any charges due to us from any death benefit that may be payable under the terms of the policy.

No-Lapse Protection

Your policy includes the No-Lapse Enhancement Rider.  This rider provides you with additional protection to prevent a lapse in your policy. If you meet the requirements of this rider, your policy will not lapse, even if the Net Accumulation Value under the policy is insufficient to cover the accumulated, if any, and current Monthly Deductions. It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your cash value. Also, it does not provide any type of market performance guarantee.

We will automatically issue this rider with your policy. There is no charge for this rider.

The rider consists of the No-Lapse Value Provision and the Reset Account Value Provision. Under this rider, your policy will not lapse as long as either the No-Lapse Value or the Reset Account Value, less any Indebtedness, is greater than zero. The No-Lapse Value and Reset Account Value are Reference Rates and Fees only. If the Net Accumulation Value is insufficient to cover the accumulated, if any, and current Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing. Refer to the “No-Lapse Enhancement Rider” section of this prospectus for more information.

Your policy may also include the Overloan Protection Rider. If this rider is issued with your policy, you meet the requirements as described in this rider and have elected this benefit, your policy will not lapse solely based on Indebtedness (under both your policy and the Premium Reserve Rider) exceeding the Accumulation Value less the Surrender Charges. There is no charge for adding this rider to your policy. However, if you choose to elect the benefit, there is a one-time charge which will not exceed 5.0% of the then current Accumulation Value. Once you elect the benefit, certain provisions of your policy will be impacted as described in the rider.

Finally, your policy will include the Premium Reserve Rider.  To the extent that you have allocated Premium Payments to this rider, any rider Accumulation Value may prevent lapse of your policy.  If your policy’s Net Accumulation Value is insufficient to cover the Monthly Deductions, and the provisions of the No-Lapse Enhancement Rider are not preventing policy termination, we will send a written notice to you which will state the amount of the Premium Payment (or payment of Indebtedness on Policy Loans that must be paid to avoid termination of your policy.  If the amount in the notice is not paid to us within the Grace Period, we will automatically transfer to your policy any Premium Reserve Rider

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Accumulation Value (less any Premium Reserve Rider Transfer Load and less any Premium Reserve Rider Indebtedness) on the day the Grace Period ends.  If after such transfer, your policy’s Net Accumulation Value is sufficient to cover the Monthly Deductions then due, your policy will not lapse.  As with your policy, you bear the risk that investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated.  Adverse investment results will impact the Accumulation Value of the rider and, therefore, the amount of Premium Reserve Rider Accumulation Value which may be available to prevent your policy from lapsing or for providing policy benefits.

Reinstatement of a Lapsed Policy

If your policy has lapsed and the insured has not died since lapse, you may reinstate your policy within five years of the policy lapse date, provided:

1)              it has not been surrendered;

2)              there is an application for reinstatement in writing;

3)              satisfactory evidence of insurability is furnished to us and we agree to accept the risk;

4)              we receive a payment sufficient to keep your policy in force for at least two months; and

5)              any accrued loan interest is paid and any remaining Indebtedness is either paid or reinstated.

The reinstated policy will be effective as of the Monthly Anniversary Day on or next following the date on which we approve your application for reinstatement. Surrender Charges will be reinstated as of the policy year in which your policy lapsed. Your Accumulation Value at reinstatement will be the Net Premium Payment then made less all Monthly Deductions due.

TAX ISSUES

The federal income tax treatment of your policy is complex and sometimes uncertain. The federal income tax rules may vary with your particular circumstances. This discussion does not include all the federal income tax rules that may affect you and your policy and is not intended as tax advice. This discussion also does not address other federal tax consequences, such as estate, gift and generation skipping transfer taxes, or any state and local income, estate and inheritance tax consequences, associated with the policy. You should always consult a tax adviser about the application of tax rules to your individual situation.

Taxation of Life Insurance Contracts in General

Tax Status of the Policy. Section 7702 of the Internal Revenue Code (“Code”) establishes a statutory definition of life insurance for federal tax purposes. We believe that the policy will meet the statutory definition of life insurance under the guideline premium test, which provides for a maximum amount of premium paid depending upon the insured’s age, gender, and risk classification in relation to the death benefit and a minimum amount of

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death benefit in relation to policy value. As a result, the death benefit payable will generally be excludable from the beneficiary’s gross income, and interest and other income credited will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the death of the insured, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are “adequately diversified” in accordance with Treasury Department regulations, and (2) we, rather than you, are considered the owner of the assets of the Separate Account for federal income tax purposes.

The Code also recognizes a cash value accumulation test, which does not limit premiums paid, but requires the policy to provide a minimum death benefit in relation to the policy value, depending on the insured’s age, gender, and risk classification. We do not apply this test to the policy.

Investments in the Separate Account Must be Diversified. For a policy to be treated as a life insurance contract for federal income tax purposes, the investments of the Separate Account must be “adequately diversified.” IRS regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the policy value over the policy premium payments. Although we do not control the investments of the Sub-Accounts, we expect that the Sub-Accounts will comply with the IRS regulations so that the Separate Account will be considered “adequately diversified.”

Restriction on Investment Options. Federal income tax law limits your right to choose particular investments for the policy. Because the IRS has issued little guidance specifying those limits, the limits are uncertain and your right to allocate policy values among the Sub-Accounts may exceed those limits. If so, you would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the policy without your consent to try to prevent the tax law from considering you as the owner of the assets of the Separate Account.

No Guarantees Regarding Tax Treatment. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your policy will be treated as a life insurance contract for federal income tax purposes and that the tax law will not impose tax on any increase in your policy value until there is a distribution from your policy.

Tax Treatment of Life Insurance Death Benefit Proceeds. In general, the amount of the death benefit payable from a policy because of the death of the insured is excludable from gross income. Certain transfers of the policy for valuable consideration, however, may result in a portion of the death benefit being taxable. If the death benefit is not received in a lump sum and is, instead, applied to one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary’s income and amounts attributable to interest (accruing after the insured’s death) which will be includible in the beneficiary’s income.

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Tax Deferral During Accumulation Period. Under existing provisions of the Code, except as described below, any increase in your policy value is generally not taxable to you unless amounts are received (or are deemed to be received) from the policy prior to the insured’s death. If there is a total withdrawal from the policy, the Surrender Value will be includible in your income to the extent the amount received exceeds the “investment in the contract.” (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the Owner.) The “investment in the contract” generally is the aggregate amount of Premium Payments and other consideration paid for the policy, less the aggregate amount received previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the policy constitute income to you depends, in part, upon whether the policy is considered a “Modified Endowment Ccontract” (a “MEC”) for federal income tax purposes.

Policies Which Are MECs

Characterization of a Policy as a MEC. A Modified Endowment Contract (MEC) is a life insurance policy that meets the requirements of Section 7702 and fails the “7-pay test” of 7702A of the Code. A policy will be classified as a MEC if premiums are paid more rapidly than allowed by the “7-pay test”, a test that compares actual paid premium in the first seven years against a pre-determined premium amount as defined in 7702A of the Code. A policy may also be classified as a MEC if it is received in exchange for another policy that is a MEC. In addition, even if the policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a material change of the policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven policy years following the last material change.

Tax Treatment of Withdrawals, Loans, Assignments and Pledges under MECs. If the policy is a MEC, withdrawals from your policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the policy value exceeds the investment in the policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) any portion of your policy value, as a withdrawal of such amount or portion. Your investment in the policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.

Penalty Taxes Payable on Withdrawals. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age 59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy).  None of the penalty tax exceptions apply to a taxpayer who is not an individual.

Special Rules if You Own More than One MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of a withdrawal (including a deemed withdrawal) that you must

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include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.

Policies Which Are Not MECs

Tax Treatment of Withdrawals. If the policy is not a MEC, the amount of a withdrawal from the policy will generally be treated first as a non-taxable recovery of Premium Payments and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the policy immediately before the withdrawal.

Certain Distributions Required by the Tax Law in the First 15 Policy Years. Section 7702 places limitations on the amount of Premium Payments that may be made and the policy values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.

Tax Treatment of Loans. If your policy is not a MEC, a loan you receive under the policy is generally treated as your indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the policy remains in force. Nevertheless, in those situations where the interest rate credited to the Loan Account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a policy lapses (or if all policy value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income.

Other Considerations

Insured Lives Past Age 121. If the insured survives beyond the end of the mortality table, which is used to measure charges for the policy and which ends at age 121, and death benefit option 1 is in effect, in some circumstances the policy value may equal or exceed the specified amount level death benefit.  In such cases, we believe your policy will continue to qualify as life insurance for federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the cash value in the year the insured attains age 121.

Compliance with the Tax Law. We believe that the maximum amount of Premium Payments we have determined for the policies will comply with the federal tax definition of life insurance. We will monitor the amount of premium payments.

If at any time you pay a premium that would exceed the amount allowable to permit the policy to continue to qualify as life insurance, we will either refund the excess premium to

68

you within 60 days of the end of the policy year or, if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess premium in a premium deposit fund and apply it to the policy later in accordance with your instructions.  We will credit interest at an annual rate that we may declare from time to time on advance premium deposit funds.

The policy will be allowed to become a MEC under the Code only with your consent.  If you pay a premium that would cause your policy to be deemed a MEC and you do not consent to MEC status for your policy, we will either refund the excess premium to you within 60 days of the end of the policy year, offer you the opportunity to apply for an increase in Death Benefit, or if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess in a premium deposit fund and apply it to the policy on the next, succeeding policy anniversary when the premium no longer causes your policy to be deemed a MEC in accordance with your premium allocation instructions on file at the time the premium is applied.

Any interest and other earnings will be includible in income subject to tax as required by law.

Disallowance of Interest Deductions. Interest on policy loan indebtedness is not deductible.

If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the beneficiary of a policy issued after June 8, 1997, a portion of the interest on Indebtedness unrelated to the policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of an individual who is a 20% owner of the entity, or an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner’s spouse at the time first covered by the policy.

In the case of an “employer-owned life insurance contract” as defined in the tax law that is issued (or deemed to be issued) after August 17, 2006, the portion of the death benefit excludable from gross income generally will be limited to the premiums paid for the contract.  However, this limitation on the death benefit exclusion will not apply if certain notice and consent requirements are satisfied and one of several exceptions is satisfied.  These exceptions include circumstances in which the death benefit is payable to certain heirs of the insured to acquire an ownership interest in a business, or where the contract covers the life of a director or an insured who is “highly compensated” within the meaning of the tax law.  These rules, including the definition of an employer-owned life insurance contract, are complex, and you should consult with your advisers for guidance as to their application.

Federal Income Tax Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

69

Changes in the Policy or Changes in the Law. Changing the owner, exchanging the policy, and other changes under the policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

Fair Value of Your Policy

It is sometimes necessary for tax and other reasons to determine the “value” of your policy. The value can be measured differently for different purposes. It is not necessarily the same as the Accumulation Value or the Net Accumulation Value. You, as the Owner, should consult with your advisers for guidance as to the appropriate methodology for determining the fair market value of the policy.

Tax Status of Lincoln Life

Under existing federal income tax laws, the Company does not pay tax on investment income and realized capital gains of the Separate Account. However, the Company does expect, to the extent permitted under Federal tax law, to claim the benefit of the foreign tax credit as the owner of the assets of the Separate Account.  Lincoln Life does not expect that it will incur any federal income tax liability on the income and gains earned by the Separate Account.  We, therefore, do not impose a charge for federal income taxes.  If federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a Premium Payment and/or freeze a policy owner’s account. This means we could refuse to honor requests for transfers, withdrawals, surrenders, loans, assignments, beneficiary changes or death benefit payments. Once frozen, monies would be moved from the Separate Account to a segregated interest-bearing account maintained for the policy owner, and held in that account until instructions are received from the appropriate regulator. We also may be required to provide additional information about a policy owner’s account to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of its business, the Company is involved in various pending or threatened legal proceedings arising from the conduct of its business. In some instances, the proceedings include claims for unspecified damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.

After consultation with legal counsel and a review of available facts, it is management’s opinion that the proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting the financial position

70

of the Company, or the financial position of the Separate Account or the Principal Underwriter.  However, given the large and indeterminate amounts sought in certain of these proceedings and the inherent difficulty in predicting the outcome of such legal proceedings, it is possible that an adverse outcome in certain matters could be material to our operating results for any particular reporting period.

FINANCIAL STATEMENTS

The financial statements of the Separate Account, and the financial statements of the Company (formerly known as Jefferson Pilot LifeAmerica Insurance Company), are located in the SAI.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Additional information about Lincoln Life, the Separate Account and your policy may be found in the Statement of Additional Information (SAI).

Contents of the SAI

GENERAL INFORMATION
Lincoln Life
Registration Statement
Changes of Investment Policy
Principal Underwriter
Disaster Plan
Advertising
SERVICES
Independent Registered Public Accounting Firm
Accounting Services
Checkbook Service for Disbursements
Administrative Services
POLICY INFORMATION
Case Exceptions
Assignment
Transfer of Ownership
Beneficiary
Right to Convert Contract
Change of Plan
Settlement Options
Deferment of Payments
Incontestability
Misstatement of Age or Sex
Suicide
PERFORMANCE DATA
FINANCIAL STATEMENTS
Separate Account
Company

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The SAI may be obtained, at no cost to you, by contacting our Administrative Office at the address or telephone number listed on the first page of this prospectus. Your SAI will be sent to you via first class mail within three business days of your request. You may make inquiries about your policy to this same address and telephone number.

You may request personalized illustrations of death benefits and policy values from your financial adviser without charge.

You may review or copy this prospectus, the SAI, or obtain other information about the Separate Account at the Securities and Exchange Commission’s Public Reference Room. You should contact the SEC at (202) 551-8090 to obtain information regarding days and hours the reference room is open. You may also view information at the SEC’s Internet site, http://www.sec.gov. Copies of information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-0102.

This prospectus, the funds prospectus, and the SAI are also available on our internet site, www.LFG.com

Lincoln Life Flexible Premium Variable Life Account M

1933 Act Registration No. 333-            148917

1940 Act Registration No. 811-08559

End of Prospectus

72

APPENDIX A

EXAMPLE OF SURRENDER CHARGE CALCULATIONS

The following hypothetical examples demonstrate the impact of Surrender Charges under different scenarios for a male, standard non-tobacco, issue age 45 with an initial specified amount of $1,000,000, no Indebtedness, assumed investment return of 8.00% (7.24% net), and a planned annual premium payment of $15,000 (all amounts shown for each policy year end in each of the tables below are in dollars):

1)              Fully surrender the policy at the end of the representative policy years shown:

End of Year	Accumulation Value	Surrender Charge	Surrender Value
1	9,735	26,160	0
10	123,430	11,120	112,310
16	262,565	0	262,565

In the table above, the Surrender Charge at the end of year 1 would be:

a)              26.16 multiplied by

b)             1,000 ($1,000,000 divided by 1,000),

or $26,160.

2)              Decrease the Initial specified amount by $500,000 from $1,000,000  to $500,000 at the end of the representative policy years shown:

End of Year	Surrender Charge
1	6,540
5	5,033
11	0

In the table above, the Surrender Charge at the end of year 1 would be:

a)              26.16 multiplied by

b)    250 ($500,000 minus $250,000 ($1,000,000 multiplied by 25%) divided by 1,000),

or $6,540

•                  In the table above, Surrender Charges were only imposed on that part of the Reduction in Initial specified amount which exceeded 25% of the Initial specified amount.  Therefore, only $250,000 of the requested $500,000 Reduction in the Initial specified amount is assessed a Surrender Charge.

3)              Increase the specified amount by $500,000 from $1,000,000 to $1,500,000 at the beginning of year 7, at attained age 52, standard non-tobacco, and then Fully Surrender the policy at the end of the representative policy years shown:

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End of Year	Accumulation Value	Surrender Charge on Initial $1,000,000 of Specified Amount	Surrender Charge on Additional $500,000 of Specified Amount	Total Surrender Charge	Surrender Value
9	94,754	13,070	13,895	26,965	67,789
12	134,012	6,960	11,045	18,005	116,007
16	198,742	0	6,685	6,685	192,057
21	309,647	0	0	0	309,647

In the table above, the Surrender Charge at the end of year 9 would be:

a)              i)                 13.07 multiplied by

ii)              1,000 ($,1,000,000 divided by 1,000), plus

b)             i)                 27.79 multiplied by

ii)              500 ($500,000 divided by 1,000),

or $26,965

•                  At the end of year 9 and 12, the Surrender Charge equals the charge on the Initial specified amount plus the charge on the additional specified amount.

•                  At the end of year 16, the Surrender Charge for the Initial specified amount would have expired.

•                  At the end of year 21, the Surrender Charge for both the Initial and additional specified amount would have expired.

4)              Increase the specified amount by $500,000 from $1,000,000 to $1,500,000 at the beginning of year 7, at attained age 52, standard non-tobacco, and then decrease the specified amount by $900,000 from $1,500,000 to $600,000 at the end of the representative policy years shown:

End of Year	Surrender Charge on Initial $1,000,000 of Specified Amount	Surrender Charge on Additional $500,000 of Specified Amount	Total Surrender Charge
9	1,961	10,421	12,382
12	0	8,284	8,284
21	0	0	0

In the table above, the Surrender Charge at the end of year 9 would be:

a)              i)                 13.07 multiplied by

ii)              150 ($400,000 minus $250,000 ($1,000,000 multiplied by 25%) divided by $1,000), plus

b)             i)                 27.79 multiplied by

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ii)              375 ($500,000 minus $125,000 ($500,000 multiplied by 25%) divided by 1,000),

or $12,382.

•                  In the table above, Surrender Charges were only imposed on that part of the Reduction in Initial specified amount which exceeded 25% of the Initial specified amount and on that part of the reduction of the increase in specified amount which exceeded 25% of the increase in specified amount.  Therefore, only $375,000 of the $500,000 increase in specified amount being surrendered is assessed a Surrender Charge and only $150,000 of the $400,000 of the Initial specified amount being reduced is assessed a Surrender Charge.

•                  At the end of year 9, the surrender charge equals the charge on the Initial specified amount plus the charge on the additional specified amount.

•                  At the end of year 12, the surrender charge for a decrease on the Initial specified amount would have expired after year 10.

•                  At the end of year 21, the surrender charge for a decrease on both the Initial and additional specified amount would have expired after year 17.

75

 11/11/08

Courtesy Copy

 Marked to reflect changes in response to SEC Comments of October 31, 2008

Lincoln Life & Annuity Flexible Premium Variable Life Account M

Lincoln Life & Annuity Company of New York

Home Office Location:

100 Madison Street

Suite 1860

Syracuse, New York 13202

(888) 223-1860

Administrative Office:

Customer Service Center

One Granite Place

Concord, New Hampshire 03301

(800) 444-2363

A Flexible Premium Variable Life Insurance Policy

This prospectus describes Lincoln VULONE2007, a flexible premium variable life insurance contract (the “policy”), offered by Lincoln Life & Annuity Company of New York (“Lincoln Life”, “the Company”, “we”, “us”, “our”). The policy provides for death benefits and policy values that may vary with the performance of the underlying investment options. Read this prospectus carefully to understand the policy being offered.

The policy described in this prospectus is available only in New York.

You, the owner, may allocate net premiums to the variable Sub-Accounts of our Flexible Premium Variable Life Account M (“Separate Account”), or to the Fixed Account. Each Sub-Account invests in shares of a certain fund. Those funds are known as the Elite Series of funds (the “funds”), and such funds are offered by the following fund families. Comprehensive information on the funds may be found in the funds prospectus which is furnished with this prospectus.

•    AllianceBernstein Variable Products Series Fund, Inc.

•    American Century Investments Variable Portfolios, Inc.

•    American Funds Insurance Series

•    Delaware VIP Trust

•    Fidelity Variable Insurance Products

•    Franklin Templeton Variable Insurance Products Trust

•    Lincoln Variable Insurance Products Trust

•    MFS ® Variable Insurance Trust

1

Additional information on Lincoln Life, the Separate Account and this policy may be found in the Statement of Additional Information (the “SAI”). See the last page of this prospectus for information on how you may obtain the SAI.

To be valid, this prospectus must have the current funds’ prospectuses with it.  Keep all prospectuses for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or determined this prospectus is accurate or complete. It is a criminal offense to state otherwise.

Prospectus Dated:                     , 2008

2

3

LAPSE AND REINSTATEMENT	61
No-Lapse Protection	61
Reinstatement of a Lapsed Policy	62
TAX ISSUES	63
Taxation of Life Insurance Contracts in General	63
Policies Which Are MECs	64
Policies Which Are Not MECs	65
Other Considerations	66
Fair Value of Your Policy	67
Tax Status of Lincoln Life	67
RESTRICTIONS ON FINANCIAL TRANSACTIONS	68
LEGAL PROCEEDINGS	68
FINANCIAL STATEMENTS	68
CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION	69
APPENDIX A – Examples of Surrender Charge Calculation	70
GLOSSARY OF TERMS

Capitalized terms used in this prospectus are defined

where first used or in the Glossary of Terms

beginning on page     of this prospectus.

4

POLICY SUMMARY

Benefits of Your Policy

Death Benefit Protection. The policy this prospectus describes is a variable life insurance policy which provides death benefit protection. Variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection. You should consider other forms of investments if you do not need death benefit protection, as there are additional costs and expenses in providing the insurance.  Benefits of the policy will be impacted by a number of factors discussed in this prospectus, including adverse investment performance and the amount and timing of premium payments.

Tax Deferred Accumulation. Variable life insurance has significant tax advantages under current tax law. Policy values accumulate on a tax- deferred basis. A transfer of values from one Sub-Account to another within the policy currently generates no current taxable gain or loss. Any investment income and realized capital gains within a Sub-Account or interest from the Fixed Account are automatically reinvested without being taxed to the policy owner.

Access to Your Policy Values. Variable life insurance offers access to policy values. You may borrow against your policy or surrender all or a portion of your policy. Your policy can support a variety of personal and business financial planning needs.

Flexibility. The policy is a flexible premium variable life insurance policy in which flexible premium payments are permitted. You may select death benefit options and policy riders. You may increase or decrease the amount of death benefit. You are able to select, monitor, and change investment Sub-Account choices within your policy. With the wide variety of investment Sub-Accounts available, it is possible to fine tune an investment mix to meet changing personal objectives or investment conditions. Premium payments and cash values you choose to allocate to Sub-Accounts are used by us to purchase shares of funds which follow investment objectives similar to the investment objectives of the corresponding Sub-Account.  Those funds are referred to in this prospectus as “underlying funds”.  You should refer to this prospectus and the prospectus for each underlying fund for comprehensive information on the Sub-Accounts and the underlying funds. You may also allocate premiums and Accumulation Values to the Fixed Account.

No-Lapse Protection.  Your policy will include the No-Lapse Enhancement Rider and the Premium Reserve Rider, which may help you manage some of the risk of policy lapse.

The No-Lapse Enhancement Rider may prevent a policy from lapsing where the Net Accumulation Value under your policy is insufficient to cover the Monthly Deductions if the requirements of the rider, including requirements as to timing and amount of premium payments, are met.  The Net Accumulation Value of your policy is defined in the policy values section of the prospectus.  The duration of lapse protection provided will be determined monthly, and it will vary based on the calculations described in detail in the rider.  Those calculations credit the actual amounts of Net Premium Payments made, deduct for the actual amount of any Partial Surrenders you make, and then adjust the net of those actual amounts by a formula which increases the net of premiums less surrenders by an assumed interest crediting rate and reduces that net amount by certain assumed charges

5

rates and fees referred to by the rider as “reference rates”.  All assumed rates, charges, and fees are set forth in the rider.  Payment of premiums higher than the planned premium and assumed interest credited by the rider’s formula on net premiums will increase the duration of lapse protection.  Partial Surrenders and rider reference charges, rates, and fees deducted by the rider formula will reduce the duration of lapse protection.  In addition, if the provisions of this rider are invoked to prevent lapse of the policy, the death benefit provided by this rider will be different from the death benefit otherwise in effect under the policy.  Refer to the section headed “No-Lapse Enhancement Rider” in the Riders section of this prospectus for more information about amount of the death benefit which would be provided by the rider as well as the determination of the duration of protection.  Finally, the rider reserves to us the right to restrict your allocations to certain Sub-Accounts to a maximum of 40% of the policy Accumulation Value.  The decision to enforce this restriction will be based on an annual review of the Separate Account investments for this product.  If we determine that the allocations by all owners of this product are highly concentrated in certain Sub-Accounts, then Sub-Accounts with higher concentrations than anticipated will be subject to the restriction.  You must maintain automatic rebalancing and comply with these investment restrictions in order to keep this rider in effect.

The Premium Reserve Rider allows you to pay premiums in addition to those you plan to pay for the base policy and to have such amounts accumulate in the same manner as if they had been allocated to your policy.  This rider’s accumulation value generated by these additional premiums will automatically be transferred to your policy at the end of the grace period to help keep your policy in force in the event (i) the Net Accumulation Value under your policy is insufficient to cover the Monthly Deductions and your policy’s No-Lapse Enhancement Rider described above is not at the time preventing your policy from lapsing; and (ii) you do not respond to the lapse notice by paying at least the amount set forth in that notice.  If the Premium Reserve Rider Accumulation Value on the day the Grace Period ends is insufficient to meet the amount then due, your policy and this rider will lapse without value.  You may also request us to transfer the Premium Reserve Rider Accumulation Value to your policy at any time.  As with your policy, you bear the risk that investment results of the Premium Reserve Rider Sub-Accounts you have chosen are adverse or are less favorable than anticipated.  Adverse investment results will impact the accumulation value of the rider, and, therefore, the amount of the Premium Reserve Rider Accumulation Value which may be available to prevent your policy from lapsing or for providing policy benefits.  Refer to the section headed “Premium Reserve Rider” in the Riders section of this prospectus for more information about the benefits of this rider.

Risks of Your Policy

Fluctuating Investment Performance. A Sub-Account is not guaranteed and will increase and decrease in value according to investment performance of the underlying fund. Policy values in the Sub-Accounts are not guaranteed. If you put money into the Sub-Accounts, you assume all the investment risk on that money. A comprehensive discussion of each Sub-Account’s and underlying fund’s objective and risk is found in this prospectus and in each fund’s prospectus, respectively. You should review these prospectuses before making your investment decision.  Your choice of Sub-Accounts and the performance of the funds underlying each Sub-Account will impact the policy’s Accumulation Value and will impact how long the policy remains in force, its tax status, and the amount of premium you need to pay to keep the policy in force.

6

Unsuitable for Short-Term Investment. This policy is intended for long-term financial and investment planning for persons needing death benefit protection, and it is unsuitable for short-term goals. Your policy is not designed to serve as a vehicle for frequent trading.

Policy Lapse. Sufficient premiums must be paid to keep a policy in force. There is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated. Outstanding Policy Loans and Partial Surrenders will increase the risk of lapse.

In addition to paying sufficient premiums and being cognizant of the impact of outstanding Policy Loans and Partial Surrenders on your policy values, you also have the No-Lapse Enhancement Rider and the Premium Reserve Rider, briefly noted above and discussed in more detail in the Riders section of this prospectus, to help you manage some of the risk of policy lapse.

Decreasing Death Benefit. Any outstanding Policy Loans and any amount that you have surrendered or withdrawn will reduce your policy’s death benefit.  Depending upon your choice of Death Benefit Option, adverse performance of the Sub-Accounts you choose may also decrease your policy’s death benefit.

Consequences of Surrender. Surrender Charges are assessed if you surrender your policy within the first 10-15 policy years. Full or Partial Surrenders may result in tax consequences. Depending on the amount of premium paid, or any Reduction in Specified Amount, there may be little or no Surrender Value available. Partial Surrenders may reduce the policy value and death benefit, and may increase the risk of lapse.  To avoid lapse, you may be required to make additional premium payments.

Tax Consequences. As noted in greater detail in the section headed “Tax Issues”, the federal income tax treatment of life insurance is complex and current tax treatment of life insurance may change. There are other federal tax consequences such as estate, gift and generation skipping transfer taxes, as well as state and local income, estate and inheritance tax consequences.  You should always consult a tax adviser about the application of federal and state tax rules to your individual situation.  The following discussion highlights tax risks in general, summary terms.

Tax Treatment of Life Insurance Contracts. The policies are designed to enjoy the favorable tax treatment afforded life insurance, including the exclusion of death benefits from income tax, the ability to take distributions and loans over the life of your policy, and the deferral of taxation of any increase in the value of your policy.  If the policy does fail to qualify, you will be subject to the denial of those important benefits.  In addition, if you pay more premiums than permitted under the federal tax law your policy may still be life insurance but will be classified as a Modified Endowment Contract whereby only the tax benefits applicable to death benefits will apply and distributions will be subject to immediate taxation and to an added penalty tax.

Tax Law Compliance.  We believe that the policy will satisfy the federal tax law definition of life insurance, and we will monitor your policy for compliance with the tax law requirements.

7

The discussion of the tax treatment of your policy is based on the current policy, as well as the current rules and regulations governing life insurance.  Please note that changes made to the policy, as well as any changes in the current tax law requirements, may affect the policy’s qualification as life insurance or may have other tax consequences.

8

Charges and Fees

This section describes the fees and expenses that you will pay when buying, owning and surrendering your policy. Refer to the “Policy Charges and Fees” section later in this prospectus for more information.

Table I describes the fees and expenses that you will pay at the time you purchase your policy, surrender your policy, or transfer Accumulation Values between Sub-Accounts.

Table I: Transaction Fees

Charge	When Charge is Deducted	Amount Deducted
Maximum sales charge imposed on premiums (Premium Load)	When you pay a premium.	7.0% of each premium payment in policy years 1-20 and 4.0% in policy years 21 and later. (1)
Surrender Charge* (2) Maximum Charge Minimum Charge Charge for a Representative Insured

Upon Full Surrender of your policy, the Surrender Charge will be deducted for up to 15 years from the Policy Date for the Initial specified amount and from the effective date for each increase in specified amount. When you make certain specified amount reductions (years 1-10).

$60.00 per $1,000 of specified amount.

$0.00 per $1,000 of specified amount.

For a male, age 45, standard non- tobacco, in year one the maximum Surrender Charge is $27.52 per $1,000 of specified amount. For a female, age 45, standard non-tobacco, in year one the maximum Surrender Charge is $24.90 per $1,000 of specified amount.

Transfer Fee	Applied to any transfer request in excess of 24 made during any policy year.	$ 25

*   These charges and costs vary based on individual characteristics.  The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay.  You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your financial adviser.

(1) The maximum sales charge imposed on premiums (load) of 7.0% (4.0% in policy years 21 and later) is anticipated to cover the company’s costs for sales expenses and any policy-related state and federal tax liabilities.  In considering policy-related state taxes, the Company considers the average of the taxes imposed by the states rather than any taxes specifically imposed by the state in which the policy owner resides.  Policy-related taxes imposed by states range from 0.0% to 4.0%.

(2) You may request one or more Partial Surrenders totaling 90% of your policy’s Surrender Value without the imposition of a Surrender Charge.  If you wish to surrender more than 90% of your policy’s Surrender Value,

9

Table II describes the fees and expenses that you will pay periodically during the time that you own your policy, not including the fund operating expenses shown in Table III.

Table II: Periodic Charges Other Than Fund Operating Expenses

Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance* Maximum Charge Minimum Charge Charge for a Representative Insured	Monthly

$83.33 per month per $1,000 of Net Amount at Risk. Individuals with a higher mortality risk than standard issue individuals can be charged from 125% to 800% of the standard rate.

$0.00 per month per $1,000 of Net Amount at Risk.

For a male, age 45, standard non-tobacco, in year one the guaranteed maximum monthly cost of insurance rate is $0.19 per month per $1,000 of Net Amount at Risk. For a female, age 45, standard non-tobacco, in year one the guaranteed maximum monthly cost of insurance rate is $0.14 per month per $1,000 of Net Amount at Risk.

Mortality and Expense Risk Charge (“M&E”)	Daily (at the end of each valuation day).	Daily charge as a percentage of the value of the Separate Account, guaranteed not to exceed an effective annual rate of 0.60%. (3)
Administrative Fee*	Monthly	A flat fee of $10 per month in all years. In addition to the flat fee of $10

*   These charges and costs vary based on individual characteristics.  The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay.  You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your financial adviser.

(2) (continued) you must request a Full Surrender of your policy, which is subject to the Surrender Charge reflected in the table above.  (See section headed “Partial Surrenders” for a discussion of Partial Surrenders of your policy.)

(3) Guaranteed at an effective annual rate of 0.60% in policy years 1-10; 0.20% in policy years 11-20; and 0.00% in policy years 21 and beyond.

10

Table II: Periodic Charges Other Than Fund Operating Expenses (continued)

Charge	When Charge is Deducted	Amount Deducted
Maximum Charge Minimum Charge Charge for a Representative Insured

per month, for the first ten policy years from issue date or increase in specified amount, a monthly fee per dollar of Initial specified amount or increase in specified amount as follows:

$2.56 per month per $1,000 of Initial specified amount or increase in specified amount.

$0.01 per month per $1,000 of Initial specified amount or increase in specified amount.

For a male or female age 45, standard non-tobacco, the maximum additional monthly charge is $0.24 per month per $1,000 of specified amount.

Policy Loan Interest	Annually	5.0% annually of the amount held in the Loan Account. (4)

(4)             Effective annual interest rate of 5.0% in years 1-10 and 4.1% in years 11 and later.  Although deducted annually, interest accrues daily.  As described in the section headed “Policy Loans”, when you request a policy loan, amounts equal to the amount of the loan you request are withdrawn from the Sub-Accounts and the Fixed Account in proportion to their respective values.  Such amount is transferred to the Loan Account, which is part of the Company’s General Account.  Amounts in the Loan Account are credited interest at an effective annual rate guaranteed not to be less than 4.0%.  The net cost of your loan (that is the difference between the interest rate charged on amounts borrowed and the interest rate credited to amounts held in the Loan Account) is 1.0% in policy years 1 – 10 and 0.1% in policy years 11 and later.

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Table II: Periodic Charges Other Than Fund Operating Expenses (continued)

Charge	When Charge is Deducted	Amount Deducted
No-Lapse Enhancement Rider	N/A	There is no charge for this rider.(5)
Overloan Protection Rider (6)	One-time charge when benefit is elected	Maximum charge of 5.0% of the then current Accumulation Value.(6)
Optional Rider Charges		Individualized based on whether optional Rider(s) selected.
Premium Reserve Rider(7)	When you direct a premium to this rider When Rider Accumulation Value is transferred to policy during policy years 1-10 (7)	4.0% of each premium payment allocated to the Rider. (7) 3.0% of amount transferred.

(5)          There is no separate charge for the No-Lapse Enhancement Rider.  The Cost of Insurance Charge for the policy has been adjusted to reflect the addition of the rider to the policy.  See No-Lapse Enhancement Rider section for further discussion.

(6)          Accumulation Value of the policy is the sum of the Fixed Account value, the Separate Account value, and the Loan Account value.  See Policy Values section for detailed discussion of how each value is calculated.

(7)          Allocations of Premium Payments to the rider are at your discretion.  Allocations of Premium Payments to the Rider are subject to the 4.0% charge shown in the Table and are not subject to the “Maximum Sales Charge Imposed on Premiums” shown in Table I.  This 4.0% charge is called the Premium Reserve Rider Premium Load.  Rider Accumulation Value allocated to the Separate Account is subject to the mortality and expense risk charge (which does not exceed 0.60% for policy years 1-10 and 0.20% for policy years 11 and later).

Transfers of Accumulation Value from the rider to the policy are not subject to the “Maximum Sales Charge Imposed on Premiums” shown in Table 1, but are subject to a charge of 3.0% of the Accumulation Value transferred if such transfers are made during the first 10 policy years.  In addition, if you request a loan from the Accumulation Value of this rider, interest is charged at the same rate as for Policy Loans.  See Premium Reserve Rider section for further discussion.

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Table II: Periodic Charges Other Than Fund Operating Expenses (continued)

Charge	When Charge is Deducted	Amount Deducted
Waiver of Monthly Deduction Rider (8)	Monthly	A percent of all other covered monthly charges.(8)

Maximum Charge		12.0% of all other covered monthly charges.

Minimum Charge		2.0.% of all other covered monthly charges.

Charge for a Representative Insured		For a male, age 45, standard non-tobacco, the maximum percentage is 3.5% of all other covered monthly charges.

For a female, age 45, standard non-tobacco, the maximum percentage is 5% of all other covered monthly charges.
Change of Insured Rider	N/A	There is no charge for this rider.
Estate Tax Repeal Rider	One-time charge at issue.	$250

(8)          These charges and costs vary based on individual characteristics. The charges and costs shown in the tables may not be representative of the charges and costs that a particular policy owner will pay. “Covered monthly charges” are the Monthly Deductions under the policy:  the Cost of Insurance Charge, Administrative Fee, and the cost of any riders.  You may obtain more information about the particular charges, cost of insurance, and the cost of certain riders that would apply to you by requesting a personalized policy illustration from your financial adviser.

Table III shows the annual fund fees and expenses that are deducted daily from your Sub-Account values, on a pro rata basis. The table shows the minimum and maximum total operating expenses charged by the underlying funds that you may pay during the time you own your policy. More detail concerning each fund’s fees and expenses is contained in the prospectus for each fund.

These fees and expenses may change at any time.

Table III: Total Annual Fund Operating Expenses

(expenses that are deducted from fund assets)

Total Annual Operating Expense	Minimum	Maximum
Total management fees, distribution and/or service (12b-1) fees, and other expenses.	0.32%	6.06	%(9)

(9)          The Total Annual Operating Expenses shown in the table do not reflect waivers and reductions.  Funds may offer waivers and reductions to lower their fees. Currently such waivers and reductions range from 0.00% to 4.89%. These waivers and reductions generally extend through April 30, 2009 but may be terminated at any time by the fund. Refer to the funds prospectus for specific information on any waivers or reductions in effect.  The minimum and maximum percentages shown in the table include Fund Operating Expenses of mutual funds, if any, which may be acquired by the underlying funds.  Refer to the funds prospectus for details concerning Fund Operating Expenses of mutual fund shares acquired by underlying funds, if any.  In addition, certain underlying funds have reserved the right to impose fees when fund shares are redeemed within a specified period of time of purchase (“redemption fees”) not reflected in the table above.  As of the date of this prospectus, none have done so.  Redemption fees are discussed in the Market Timing section of this prospectus and further information about redemption fees is contained in the prospectus for such funds, copies of which accompany this prospectus or may be obtained by calling 1-800-444-2363.

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LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT

Lincoln Life & Annuity Company of New York (“Lincoln Life, the Company, we, us, our”) (EIN 22-0832760) is a stock life insurance company chartered in New Jersey in 1897 and redomesticated to New York on April 2, 2007.  It is engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (“LNC”), a publicly held insurance and financial services holding company incorporated in Indiana.  Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

The Company was formed as a result of the merger of two stock life insurance company subsidiaries of LNC. On April 2, 2007, Lincoln Life & Annuity Company of New York (“former Lincoln New York”) was merged with and into the Company (which was then known as Jefferson Pilot LifeAmerica Insurance Company). Simultaneously with the merger, the Company’s name was changed from Jefferson Pilot LifeAmerica Insurance Company to Lincoln Life & Annuity Company of New York. As a result, the assets and liabilities of the former Lincoln New York became part of the assets and liabilities of the Company and the life insurance policies previously issued by the former Lincoln New York became obligations of the Company.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Lincoln Financial Group sells a wide variety of financial products and solutions through financial advisors: mutual funds, managed accounts, retirement solutions, life insurance, 401(k) and 403(b) plans, savings plans, institutional investments and comprehensive financial planning and advisory services.

Lincoln Life & Annuity Flexible Premium Variable Life Account M (“Separate Account”) is a separate account of the Company which was established on November 24, 1997. As part of the merger of the two insurance companies described above (the “Merger”), the Separate Account was transferred intact to the Company (the “Transfer”). The assets and liabilities of the Separate Account immediately prior to the Merger remain intact and legally separate from any other business of the Company. The accumulation unit values for the Sub-Account(s) to which you allocated your premium payments and accumulation values did not change as a result of the Transfer of the Separate Account, and your policy values immediately after the Transfer are the same as your policy values immediately before the Transfer. The investment performance of assets in the Separate Account is kept separate from that of the Company’s General Account. Separate Account assets attributable to the policies are not charged with the general liabilities of the Company.  Separate Account income, gains and losses are credited to or charged against the Separate Account without regard to the Company’s other income, gains or losses. The Separate Account’s values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the “Commission”) as a unit investment trust under the Investment Company Act of 1940 (“1940 Act”) and meets the definition of “separate account.”  Any changes in the investment policy of the Separate Account must be approved by the New York State Insurance Department.

You may also allocate your premium payments and accumulation values in whole or in part to the Fixed Account (“Fixed Account”).  In the Fixed Account, your principal is guaranteed. Fixed Account assets are general assets of the Company, and are held in the Company’s General Account.

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On April 3, 2006, Jefferson-Pilot Corporation (“Jefferson-Pilot”), a North Carolina corporation, merged with and into a wholly owned subsidiary of LNC.  As a result, the Company became a wholly owned subsidiary of LNC.

Fund Participation Agreements

In order to make the funds in which the Sub-Accounts invest available, Lincoln Life has entered into agreements with the trusts or corporations and their advisers or distributors.  In some of these agreements, we must perform certain administrative services for the fund advisers or distributors.  For these administrative functions, we may be compensated at annual rates of between 0.00% and 0.46% based upon assets of an underlying fund attributable to the policies. We (or our affiliates) may profit from these fees or use these fees to defray the costs of distributing the contract. Additionally, a fund’s adviser and/or distributor (or its affiliates) may provide us with certain services that assist us in the distribution of the contracts and may pay us and/or certain affiliates amounts to participate in sales meetings.  The compensation may come from 12b-1 fees, or be paid by the advisers or distributors.  The funds offered by the following trusts or corporations make payments to Lincoln Life under their distribution plans in consideration of the administrative functions Lincoln Life performs: American Funds Insurance Series, Fidelity Variable Insurance Products, and Lincoln Variable Insurance Products Trust.

Payments made out of the assets of the fund will reduce the amount of assets that otherwise would be available for investment and will reduce the return on your investment. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the fund’s average net assets, which can fluctuate over time. If, however, the value of the fund goes up, then so would the payment to us (or our affiliates). Conversely, if the value of the funds goes down, payments to us (or our affiliates) would decrease.

Distribution of the Policies and Compensation

The policy is distributed by broker-dealer firms through their registered representatives who are appointed as life insurance agents for the Company. One of such broker-dealer firms is Lincoln Financial Advisors Corporation (“LFA”), which is an affiliate of the Company. Broker-dealer firms may receive commission and service fees up to 55% of first year premium, plus up to 5% of all other premiums paid. The amount of compensation may also be affected by choices the policy owner has made, including choices of riders, when the policy was applied for. In lieu of premium-based commission, equivalent amounts may be paid over time, based on accumulation value. Additionally, the broker-dealer may be paid additional compensation on first year premiums and all additional premiums and/or provided reimbursements for portions of policy sales expenses.

In some situations, the broker-dealer may elect to share its commission or expense reimbursement allowance with its registered representatives. Registered representatives of broker-dealer firms may also be eligible for cash bonuses and “non cash compensation.” The latter, as defined in FINRA Conduct Rule 2820, includes such things as office space, computers, club credit, prizes, awards, and training and education meetings.

Broker-dealers or their affiliates may be paid additional amounts for: (1) “preferred product” treatment of the policies in their marketing programs, which may include marketing services and increased access to sales representatives; (2) sales promotions relating to the policies; (3) costs associated with sales conferences and educational seminars for their sales

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representatives; (4) other sales expenses incurred by them; and (5) inclusion in the financial products the broker-dealer offers. Loans may be provided to broker-dealers or their affiliates to help finance marketing and distribution of the policies, and those loans may be forgiven if aggregate sales goals are met. In addition, staffing or other administrative support and services may be provided to broker-dealers who distribute the policies.

These additional types of compensation are not offered to all broker-dealers.  The terms of any particular agreement governing compensation may vary among broker-dealers and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide broker-dealers and/or their registered representatives with an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive additional compensation, or receives lower levels of additional compensation. You may ask your registered representative how he/she will personally be compensated for the transaction. You may wish to take such payments into account when considering and evaluating any recommendation relating to the policies.

Depending on the particular selling arrangements, there may be others who are compensated for distribution activities. For example, certain “wholesalers,” who control access to certain selling offices, may be compensated for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the policies. One of the wholesalers is Lincoln Financial Distributors, Inc. (“LFD”), a registered broker-dealer, also an affiliate of Lincoln Life. Marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the policies, and which may be affiliated with those broker-dealers, may also be compensated. Commissions and other incentives or payments described above are not charged directly to policy owners or the Separate Account. The potential of receiving, or the receipt of, such marketing assistance or other services and the payment to those who control access or for referrals, may provide broker-dealers and/or their registered representatives an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive similar assistance or disadvantage issuers of other variable life insurance policies (or other investments) which do not compensate for access or referrals. All compensation is paid from our resources, which include fees and charges imposed on your policy.

We do not anticipate that the Surrender Charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which we will incur in connection with your policy.  Any such shortfall would be available for recovery from the Company’s General Account, which supports insurance and annuity obligations.

Sub-Accounts and Funds

The variable investment options in the policy are Sub-Accounts of the Separate Account (“Sub-Accounts”). All amounts allocated or transferred to a Sub-Account are used to purchase shares of the appropriate fund to which we refer as the underlying fund. You do not invest directly in these funds. The investment performance of each Sub-Account will reflect the investment performance of the underlying fund.

We create Sub-Accounts and select the funds the shares of which are purchased by amounts allocated or transferred to the Sub-Accounts based on several factors, including, without limitation, asset class coverage, the strength of the manager’s reputation and tenure,

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brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor we consider during the initial selection process is whether the fund or an affiliate of the fund will compensate us for providing administrative, marketing, and/or support services that would otherwise be provided by the fund, the fund’s investment adviser, or its distributor. We review each fund periodically after it is selected. Upon review, we may either close a Sub-Account or restrict allocation of additional purchase payments to a Sub-Account if we determine the fund in which such Sub-Account invests no longer meets one or more of the factors and/or if the Sub-Account has not attracted significant policy owner assets. Alternatively, we may seek to substitute another fund which follows a similar investment objective as the fund in which a Sub-Account invests, subject to receipt of applicable regulatory approvals.  Finally, when we develop a variable life insurance product in cooperation with a fund family or distributor (e.g., a “private label” product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

A given underlying fund may have an investment objective and principal investment strategy similar to those for another fund managed by the same investment adviser or subadviser. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the funds are similar, the investment results may vary.

Several of the underlying funds may invest in non-investment grade, high-yield, and high-risk debt securities (commonly referred to as “junk bonds”), as detailed in the individual fund prospectus.

There is no assurance that the investment objective of any of the underlying funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. The amount of risk varies significantly among the Sub-Accounts. You should read each underlying fund’s prospectus carefully before making investment choices.

Additional Sub-Accounts and underlying funds may be made available in our discretion. The right to select among Sub-Accounts will be limited by the terms and conditions imposed by the Company.

The underlying funds and their investment advisers/subadvisers and objectives are listed below. Comprehensive information on each fund, its objectives and past performance may be found in each fund prospectus.  Prospectuses for each of the underlying funds listed below accompany this prospectus and are available by calling 1-800-444-2363.

AllianceBernstein Variable Products Series Fund, Inc., advised by AllianceBernstein, L.P.

• AllianceBernstein Global Technology Portfolio (Class A): Maximum capital appreciation.

• AllianceBernstein Growth and Income Portfolio (Class A): Growth and income.

• AllianceBernstein International Value Portfolio (Class A): Long-term growth.

• AllianceBernstein Small/Mid Cap Value Portfolio (Class A): Long-term growth.

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American Century Investments Variable Portfolios, Inc., advised by American Century Investment Management, Inc.

• Inflation Protection Fund (Class I): Long-term total return.

American Funds Insurance Series, advised by Capital Research and Management Company.

• Global Growth Fund (Class 2): Long-term growth.

• Global Small Capitalization Fund (Class 2): Long-term growth.

• Growth Fund (Class 2): Long-term growth.

• Growth-Income Fund (Class 2): Growth and income.

• International Fund (Class 2): Long-term growth.

Delaware VIP Trust, advised by Delaware Management Company.

• Capital Reserves Series (Standard Class): Current income.

• Diversified Income Series (Standard Class): Total return.

• Emerging Markets Series (Standard Class): Capital appreciation.

• High Yield Series (Standard Class): Total return.

• Small Cap Value Series (Standard Class): Capital appreciation.

• Trend Series (Standard Class): Capital appreciation.

• U. S. Growth Series (Standard Class): Capital appreciation.

• Value Series (Standard Class): Capital appreciation.

Fidelity Variable Insurance Products, advised by Fidelity Management & Research Company.

• Contrafund Portfolio (Service Class): Long-term capital appreciation.

• Growth Portfolio (Service Class): Capital appreciation.

• Mid Cap Portfolio (Service Class): Long-term growth.

• Overseas Portfolio (Service Class): Long-term growth.

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Franklin Templeton Variable Insurance Products Trust, advised by Franklin Advisers, Inc. for the Franklin Income Securities Fund, the Franklin Small-Mid Cap Growth Securities Fund and the Templeton Global Income Securities Fund, and by Franklin Mutual Advisers, LLC for the Mutual Shares Securities Fund.

• Franklin Income Securities Fund (Class 1): Current income.

• Franklin Small-Mid Cap Growth Securities Fund (Class 1): Long-term growth.

• Mutual Shares Securities Fund (Class 1): Capital appreciation.

• Templeton Global Income Securities Fund (Class 1): Total return.

Lincoln Variable Insurance Products Trust, advised by Lincoln Investment Advisors Corporation.

•      LVIP Baron Growth Opportunities Fund (Service Class): Capital appreciation.

(Subadvised by BAMCO, Inc.)

•      LVIP Capital Growth Fund (Standard Class):  Capital appreciation.

(Subadvised by Wellington Management Company, LLP)

•      LVIP Cohen & Steers Global Real Estate Fund (Standard Class): Total return.

(Subadvised by Cohen & Steers Capital Management)

•      LVIP Columbia Value Opportunities Fund (Standard Class):  Long-term capital appreciation.

(Subadvised by Columbia Management Advisors, LLC)

•      LVIP Delaware Bond Fund (Standard Class): Current income.

(Subadvised by Delaware Management Company)

•      LVIP Delaware Growth and Income Fund (Standard Class):  Capital appreciation.

(Subadvised by Delaware Management Company)

•      LVIP Delaware Social Awareness Fund (Standard Class):  Capital appreciation.

(Subadvised by Delaware Management Company)

•      LVIP Delaware Special Opportunities Fund (Standard Class):  Capital appreciation.

(Subadvised by Delaware Management Company)

•      LVIP FI Equity-Income Fund (Standard Class):  Income.

(Subadvised by Pyramis Global Advisors LLC)

•      LVIP Janus Capital Appreciation Fund (Standard Class): Long-term growth.

(Subadvised by Janus Capital Management LLC)

•      LVIP Marsico International Growth Fund (Standard Class):  Long-term capital appreciation.

(Subadvised by Marsico Capital Management, LLC)

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•      LVIP MFS® Value Fund (Standard Class):  Long-term growth of capital.

(Subadvised by Massachusetts Financial Services Company)

•      LVIP Mid-Cap Value Fund (Standard Class):  Long-term capital appreciation.

(Subadvised by Wellington Management Company, LLP)

•      LVIP Mondrian International Value Fund (Standard Class): Capital appreciation.

(Subadvised by Mondrian Investment Partners Limited)

•      LVIP Money Market Fund (Standard Class): Preservation of capital.

(Subadvised by Delaware Management Company)

•      LVIP SSgA Bond Index Fund (Standard Class):  Current income.

(Subadvised by SSgA Funds Management, Inc.)

•      LVIP SSgA Developed International 150 Fund (Standard Class):  Long-term capital appreciation.

(Subadvised by SSgA Funds Management, Inc.)

•      LVIP SSgA Emerging Markets 100 Fund (Standard Class):  Long-term capital appreciation.

(Subadvised by SSgA Funds Management, Inc.)

•      LVIP SSgA International Index Fund (Standard Class):  Long-term capital appreciation.

(Subadvised by SSgA Funds Management, Inc.)

•      LVIP SSgA Large Cap 100 Fund (Standard Class):  Long-term capital appreciation.

(Subadvised by SSgA Funds Management, Inc.)

•      LVIP SSgA S&P 500 Index Fund (Standard Class)(1):  Capital appreciation.

(Subadvised by SSgA Funds Management. Inc.)

•      LVIP SSgA Small/Mid Cap 200 Fund (Standard Class):  Long-term capital appreciation.

(Subadvised by SSgA Funds Management, Inc.)

•      LVIP SSgA Small-Cap Index Fund (Standard Class):  Capital appreciation.

(Subadvised by Mellon Capital Management Corporation)

•      LVIP T. Rowe Price Growth Stock Fund (Standard Class):  Long-term growth of capital.

(Subadvised by T. Rowe Price Associates, Inc.)

•      LVIP T. Rowe Price Structured Mid-Cap Growth Fund (Standard Class): Maximum capital appreciation.

(Subadvised by T. Rowe Price Associates, Inc.)

•      LVIP Templeton Growth Fund (Standard Class):  Long-term growth of capital.

(Subadvised by Templeton Investment Counsel, LLC)

•      LVIP Turner Mid-Cap Growth Fund (Standard Class):  Capital appreciation.

(Subadvised by Turner Investment Partners)

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•      LVIP UBS Global Asset Allocation Fund (Standard Class):  Total return.

(Subadvised by UBS Global Asset Management (Americas) Inc. (UBS Global AM))

•      LVIP Wilshire 2010 Profile Fund (Standard Class) (2): Total return.

(Subadvised by Wilshire Associates Incorporated)

•      LVIP Wilshire 2020 Profile Fund (Standard Class) (2): Total return.

(Subadvised by Wilshire Associates Incorporated)

•      LVIP Wilshire 2030 Profile Fund (Standard Class) (2): Total return.

(Subadvised by Wilshire Associates Incorporated)

•      LVIP Wilshire 2040 Profile Fund (Standard Class) (2): Total return.

(Subadvised by Wilshire Associates Incorporated)

•      LVIP Wilshire Aggressive Profile Fund (Standard Class) (2): Capital appreciation.

(Subadvised by Wilshire Associates Incorporated)

•      LVIP Wilshire Conservative Profile Fund (Standard Class) (2): Current income.

(Subadvised by Wilshire Associates Incorporated)

•      LVIP Wilshire Moderate Profile Fund (Standard Class) (2): Total return.

(Subadvised by Wilshire Associates Incorporated)

•      LVIP Wilshire Moderately Aggressive Profile Fund (Standard Class) (2): Growth and income.

(Subadvised by Wilshire Associates Incorporated)

MFS ® Variable Insurance Trust, advised by Massachusetts Financial Services Company

•      Growth Series (Initial Class):  Capital appreciation.

•      Total Return Series (Initial Class): Growth and income.

•      Utilities Series (Initial Class): Growth and income.

(1) “S&P 500” is a trademark of The McGraw Hill Companies, Inc. and has been licensed for use by Lincoln Variable Insurance Products Trust and its affiliates.  The product is not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of purchasing the product.  (Please see Statement of Additional Information which sets forth additional disclaimers and limitations of liability on behalf of S&P.)

(2)  The Lincoln Variable Insurance Products Trust LVIP Wilshire 2010 Profile Fund, LVIP Wilshire 2020 Profile Fund, LVIP Wilshire 2030 Profile Fund, LVIP Wilshire 2040 Profile Fund, LVIP Wilshire Aggressive Profile Fund, LVIP Wilshire Conservative Profile Fund, LVIP Wilshire Moderate Profile Fund, and LVIP Wilshire Moderately Aggressive Profile Fund are “Fund of Funds” and as such purchase shares of other mutual funds rather than directly investing in debt and equity securities.  As a result, Fund of Funds may have higher expenses than mutual funds which invest directly in debt and equity securities.  None of the mutual funds, the shares of which are purchased by these Funds of Funds, pay 12b-1 fees to Lincoln Life or its affiliates.

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Sub-Account Availability and Substitution of Funds

Lincoln Life may close Sub-Accounts and may seek to substitute shares of other funds as the fund in which a Sub-Account invests if:

1)              the shares of any underlying fund should no longer be available for investment by the Separate Account; or

2)              the Sub-Account has not attracted significant policyholder allocations; or

3)              in our judgment, further investment in such shares ceases to be appropriate in view of the purpose of the Separate Account, legal, regulatory or federal income tax restrictions, or for any other reason.

We will obtain any necessary regulatory or other approvals prior to such a change. We will endorse your policy as required to reflect any withdrawal or substitutions. Substitute funds may have higher charges than the funds being replaced.

Voting Rights

The underlying funds do not hold regularly scheduled shareholder meetings. When a fund holds a special meeting for the purpose of approving changes in the ownership or operation of the fund, the Company is entitled to vote the shares held by our Sub-Account in that fund. Under our current interpretation of applicable law, you may instruct us how to vote those shares.

We will notify you when your instructions are needed and will provide information from the fund about the matters requiring the special meeting.  We will calculate the number of votes for which you may instruct us based on the amount you have allocated to that Sub-Account, and the value of a share of the corresponding fund, as of a date chosen by the fund (record date). If we receive instructions from you, we will follow those instructions in voting the shares attributable to your policy. If we do not receive instructions from you, we will vote the shares attributable to your policy in the same proportion as we vote other shares based on instructions received from other policy owners.  Since underlying funds may also offer their shares to entities other than the Company, those other entities also may vote shares of the underlying funds, and those votes may affect the outcome.

Each underlying fund is subject to the laws of the state in which it is organized concerning, among other things, the matters which are subject to a shareholder vote, the number of shares which must be present in person or by proxy at a meeting of shareholders (a “quorum”), and the percentage of such shareholders present in person or by proxy which must vote in favor of matters presented. Because shares of the underlying fund held in the Separate Account are owned by the Company, and because under the 1940 Act the Company will vote all such shares in the same proportion as the voting instruction which we receive, it is important that each Policy owner provide their voting instructions to the Company.  Even though Policy owners may choose not to provide voting instruction, the shares of a fund to which such Policyholders would have been entitled to provide voting instruction will be voted by the Company in the same proportion as the voting instruction which we actually receive.  As a result, the instruction of a small number of Policy owners could determine the outcome of matters subject to shareholder vote.  In addition, because

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the Company expects to vote all shares of the underlying fund which it owns at a meeting of the shareholders of an underlying fund, all shares voted by the Company will be counted when the underlying fund determines whether any requirement for a minimum number of shares be present at such a meeting to satisfy a quorum requirement has been met.

POLICY CHARGES AND FEES

Policy charges and fees compensate us for providing your insurance benefit, administering your policy, assuming risks associated with your policy, and incurring sales related expenses. We may profit from any of these charges, and we may use this profit for any purpose, including covering shortfalls from other charges.

In addition to policy charges, the investment adviser for each of the underlying funds deducts a daily charge as a percent of the value in each fund as an asset management charge. The charge reflects asset management fees of the investment adviser. Other expenses are incurred by the funds (including 12b-1 fees for Class 2 shares and other expenses) and deducted from fund assets. Values in the Sub-Accounts are reduced by these charges. Future fund expenses may vary. Detailed information about charges and expenses incurred by an underlying fund is contained in each fund’s prospectus.

The Monthly Deductions, including the Cost of Insurance Charge, will be deducted proportionately from the Net Accumulation Value of each Sub-Account and the Fixed Account subject to the charge.

The Monthly Deductions are made on the “Monthly Anniversary Day,” the Policy Date, and the same day of each month thereafter. If the day that would otherwise be a Monthly Anniversary Day is non-existent for that month, or is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day.

If the value is insufficient to cover the current Monthly Deduction, you have a 61-day grace period to make a payment sufficient to cover that deduction.

Premium Load; Net Premium Payment

We make a deduction from each premium payment. This amount, referred to as “Premium Load,” covers certain policy-related state and federal tax liabilities. In considering policy-related state taxes, the Company considers the average of the taxes imposed by the states rather than any taxes specifically imposed by the state in which the policy owner resides.  Policy-related taxes imposed by states range from 0.0% to 4.0%.  It also covers a portion of the sales expenses incurred by the Company. We deduct 7% from each premium payment in policy years 1 – 20 and 4% in policy years 21 and beyond. The premium payment, net of the premium load, is called the “Net Premium Payment.”

Surrender Charges

General:

Your policy gives you the right to (i) fully surrender your policy (a “Full Surrender”) and receive the “accumulation value” of the policy less any applicable Surrender Charges (which

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is called the policy’s “Surrender Value”); (ii) partially surrender your policy and receive from the Accumulation Value of your policy the amount you specifically request in cash (a “Partial Surrender”); and (iii) request a reduction in the specified amount of your policy (a “Reduction in specified amount”).  The “Accumulation Value” of your policy is the sum of the Fixed Account Value, the Separate Account Value, and the Loan Account Value (see section headed “Premiums – Policy Values” for discussion of how these values are calculated).  In addition, Partial Surrenders are limited to 90% of the policy’s Surrender Value (see section headed “Policy Surrenders – Partial Surrenders” for a detailed discussion).

A “Surrender Charge” may apply if you request a Full Surrender or a Reduction in specified amount. The Surrender Charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of Surrender Charges is included in each policy.  No Surrender Charge is imposed if you request a Partial Surrender.

The Surrender Charge varies by age of the insured, the number of years since the “Policy Date” or the date of each increase in specified amount, and the specified amount. (See section headed “Your Insurance Policy” for a discussion of Policy Date.)  The Surrender Charge will never exceed $60.00 per $1,000 of specified amount. A personalized schedule of surrender charges is included in each policy when your policy is issued. That schedule will calculate for you for each year during which a Surrender Charge based upon the Initial specified amount of your policy will be imposed, the result of multiplying (a) the amount per $1,000 of Initial specified amount of your policy by (b) the Initial specified amount divided by 1,000.

If you increase the specified amount, a new Surrender Charge will be applicable to each increase. This charge would be imposed if you surrender all or a part of the increased specified amount and will be added to any Surrender Charge on the existing specified amount. Upon an increase in specified amount, we will send you a confirmation of the increase. You may obtain more information about the Surrender Charges that would apply to your policy by requesting a personalized illustration from your financial adviser.  This personalized illustration will demonstrate the amount of the Surrender Charges that would be imposed in the event you thereafter requested a reduction of that increased specified amount and their impact on your policy values.  In addition, an example of how the various actions described below would impact the surrender charge is included in Appendix A of this prospectus.

For Full Surrenders, the duration of the Surrender Charge is 15 years from the Policy Date for the initial specified amount and 15 years from the date of each increase in specified amount. For Reductions in specified amount, the duration of the Surrender Charge is 10 years from the Policy Date for the initial specified amount and 10 years from the date of each increase in the specified amount.  If there has been more than one increase in specified amount, each increase is separately tracked for the purpose of determining the applicable Surrender Charge.

Surrender Charges are assessed by withdrawing value from the Sub-Accounts and the Fixed Account proportionately. The Surrender Charge will not exceed the policy value. All Surrender Charges decline to zero within 15 years from the Policy Date, or 15 years from the effective date of each increase in specified amount.

When you apply for the policy, your financial adviser can prepare personalized illustrations that reflect the Surrender Charges that would apply if you request a Full Surrender or a Reduction in specified amount at various points during your policy ownership.  In addition,

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after your policy is issued, please also contact your financial adviser before you request a Full Surrender or a Reduction in specified amount of your policy and ask for a personalized illustration that would reflect the amount of the Surrender Charges that would be imposed on the transaction you are considering and their impact on your policy values.

Full Surrenders:

If you request a Full Surrender of your policy in which the specified amount has neither increased nor decreased, the Surrender Charge will be the amount per $1,000 of specified amount as stated in your policy specifications for the number of years since the Policy Date.

If you request a Full Surrender of your policy after you have requested one or more increases in the specified amount, the Surrender Charge will equal 1) plus 2) where:

1)              is the amount per $1,000 of Initial specified amount for the number of years since the Policy Date; and

2)              is the amount per $1,000 of increase in specified amount for the number of years since the date of each increase.

If you request a Full Surrender of the policy in which you have requested a Reduction in Specified Amount, the Surrender Charge will equal 1) multiplied by 2) where:

1)              is the amount per $1,000 of specified amount for the number of years since the Policy Date; and

2)              is one minus the percentage of the Initial specified amount for which a Surrender Charge was previously assessed.

The charge assessed upon a Full Surrender will not exceed the policy’s Accumulation Value.

Reduction in Specified Amount:

If you request a Reduction in specified amount of your policy when no previous increase in specified amount has been made, the Surrender Charge will be calculated as 1) minus 2), then divided by 3) and then multiplied by 4), where:

1)              is the amount of this decrease plus any prior decreases;

2)              is the greater of an amount equal to 25% of the Initial specified amount or the sum of all prior decreases;

3)              is the Initial specified amount; and

4)              is the then applicable Surrender Charge.

The same calculation is made each time you request a Reduction in specified amount.

If you request a Reduction in specified amount of your policy when you previously have requested an increase in specified amount, each increase in specified amount (or part thereof, if your request for Reduction in specified amount is for less than the full amount of

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the most recent increase in specified amount) will be surrendered separately on a last in, first out basis.  That is, the most recently requested increase in specified amount will be surrendered first, even if there are earlier increases in specified amount which were made more than 10 years prior to your request for a Reduction in specified amount.  The Surrender Charge will be calculated as if the most recent increase were the only increase.  If your request for Reduction in specified amount exceeds the amount of the most recent increase in specified amount, then the next most recent increase (or part thereof) will be surrendered until your requested Reduction in specified amount has been satisfied.  Any requests for Reduction in specified amount thereafter will be handled in a similar manner, that is, the most recent increase in specified amount or remaining part of a previous increase in specified amount will be next surrendered in whole or in part.

If you engage in a series of increases and reductions in specified amount, the latest increase in the specified amount of your policy will be surrendered in whole or in part should you thereafter request a Reduction in specified amount.

We may limit requests for Reduction in specified amount, to the extent there is insufficient value to cover the necessary surrender charges.

Partial Surrender:

There is no Surrender Charge if you request a Partial Surrender.  However, we reserve the right to limit the total of all Partial Surrenders to 90% of the policy’s Surrender Value (see section headed “Policy Surrenders – Partial Surrenders” for a detailed discussion).  In addition, a Partial Surrender may reduce the policy’s specified amount if you have elected Death Benefit Option 1 (see section headed “Policy Surrenders – Partial Surrenders” for detailed discussion). In addition, we may decline a request for a Partial Surrender which results in a reduction in the policy’s specified amount below the minimum specified amount or below the level required to maintain the policy as life insurance for the purposes of federal income tax law (see section headed “Tax Issues – Taxation of Life Insurance in General” for detailed discussion).

If your policy includes the Estate Tax Repeal Rider, and if you satisfy its special conditions, you will have a one-time right to cancel your policy without being subject to Surrender Charges. This is a limited benefit and is subject to our specific definition of Estate Tax Repeal.

Any surrender may have tax implications. Consult your tax or other adviser before initiating a surrender.

Partial Surrender Fee

No Surrender Charge or Administrative Fee is imposed on a Partial Surrender.

Transfer Fee

For each transfer request in excess of 24 made during any policy year, we reserve the right to charge you an Administrative Fee of $25.

In the event that we make a material change in the investment strategy of a Sub-Account, you may transfer the Accumulation Values allocated to that Sub-Account to any other Sub-

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Account or to the Fixed Account without being charged a fee and may do so even if you have requested 24 transfers during that policy year.  This option to transfer from a Sub-Account must be exercised within 60 days after the effective date of such change in investment strategy of that Sub-Account.  You will be provided written notice in the event that such a change is made.

Mortality and Expense Risk Charge

We assess a daily mortality and expense risk charge as a percentage of the value of the Sub-Accounts. The mortality risk assumed is that the insured may live for a shorter period than we originally estimated. The expense risk assumed is that our expenses incurred in issuing and administering the policies will be greater than we originally estimated. The charge is guaranteed not to exceed an effective annual rate of 0.60% in policy years 1-10 and 0.20% in policy years 11-20, and 0.00% in policy years 21 and beyond.  The current charge is at an effective annual rate of 0.60% in policy years 1-10, 0.20% in policy years 11-20, and 0.00% in policy years 21 and beyond.

Cost of Insurance Charge

A significant cost of variable life insurance is the “Cost of Insurance Charge”. This charge is the portion of the Monthly Deduction designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value. It is determined based on our expectation of future mortality, investment earnings, persistency and expenses (including taxes).

The Cost of Insurance Charge depends on the policy duration, the age, underwriting category and gender of the insured, and the current “Net Amount at Risk”. The Net Amount at Risk is the death benefit minus the greater of zero or the policy value, and may vary with investment performance, premium payment patterns, and charges. The rate on which the Monthly Deduction for the Cost of Insurance Charge is based will generally increase each policy year as the insured ages. Cost of insurance rates are generally lower for healthy individuals.

The Cost of Insurance Charge is determined monthly by dividing the death benefit at the beginning of the policy month by 1 plus .0032737 (the monthly equivalent of an effective annual rate of 4.0%), subtracting the value at the beginning of the policy month, and multiplying the result (the “net amount at risk”) by the applicable cost of insurance rate as determined by the Company.

The current Cost of Insurance Charge may be less than the guaranteed Cost of Insurance Charge, but it will never exceed the maximum Cost of Insurance Charge. A schedule of guaranteed maximum cost of insurance rates is part of your policy.

Administrative Fee

There is a flat monthly deduction of $10 in all years.

For the first ten policy years from issue date or increase in specified amount, there is an additional charge that varies with the insured’s age, sex, and premium class. This charge

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will never exceed $2.56 per $1,000 of Initial specified amount or increase in specified amount. This fee compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

Policy Loan Interest

If you borrow against your policy, interest will be charged to the Loan Account value. The annual effective interest rate is 5.0% in years 1-10, 4.1% in years 11 and beyond. We will credit 4.0% interest on the Loan Account value in all years.

Rider Charges

The following paragraphs describe the charges for the riders listed below.  The features of the riders available with this policy and any limitations on the selection of riders are discussed in the section headed “Riders”.

Waiver of Monthly Deduction Rider. The monthly charge for this benefit is equal to the sum of all other covered monthly charges for the policy and all riders, multiplied by a percentage. The percentage depends on the age, underwriting category and gender of the insured. The maximum percentage is 12.0%. If you have elected this rider, a table of percentages appears on the rider pages in your policy.

Estate Tax Repeal Rider. There is a $250 one-time charge at issue for this rider.

Overloan Protection Rider.  There is a one-time charge for this rider if you choose to elect the benefit. This charge will not exceed 5.0% of the then current Accumulation Value.

Premium Reserve Rider.  We deduct 4.0% from each Premium Payment you direct to this rider.  Transfers of Premium Reserve Rider Accumulation Value from this rider to the policy may be subject to a charge of 3.0% of amount transferred during policy years 1 – 10.  Premium Reserve Rider Accumulation Value allocated to the Premium Reserve Separate Account is subject to the mortality and expense risk charge (which does not exceed 0.60% for policy years 1 – 10 and 0.20% for policy years 11 and later).  In addition, if you request a loan from the Premium Reserve Rider Accumulation Value, interest is charged at the same rate as for policy loans.

YOUR INSURANCE POLICY

Your policy is a life insurance contract that provides for a death benefit payable on the death of the insured. The policy and the application constitute the entire contract between you and Lincoln Life.

We may add, change or eliminate any underlying funds that the Separate Account or the Sub-Accounts invest in, subject to state and federal laws and regulations. We may substitute a new fund for one that is no longer available for investment, or is no longer

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suitable for the policy. We will obtain any required approvals from policy owners, the SEC, and state insurance regulators before substituting any funds.

We may choose to add or remove Sub-Accounts as investment options under the policies, based on marketing needs or investment conditions. If we change any Sub-Accounts or substitute any funds, we will make appropriate endorsements to the policies.

If we obtain appropriate approvals from policy owners and securities regulators, we may:

•      change the investment objective of the Separate Account;

•      operate the Separate Account as a management investment company, unit investment trust, or any other form permitted under applicable securities laws;

•      deregister the Separate Account; or

•      combine the Separate Account with another separate account.

We will notify you of any change that is made.  (See section headed “Transfer Fee” for explanation of an additional right to transfer accumulation values from a Sub-Account when its investment objective changes.)

The policy includes policy specifications pages.  These pages provide important information about your policy such as: the identity of the insured and owner; Policy Date; the Initial specified amount; the death benefit option selected; issue age; Planned Premium Payment; Surrender Charges; expense charges and fees; and guaranteed maximum cost of insurance rates.

When your policy is delivered to you, you should review it promptly to confirm that it reflects the information you provided in your application. If not, please notify us immediately.

The policy is nonparticipating. This means that no dividends are payable to you. In addition, your policy does not share in the profits or surplus earnings of the Company.

Before purchasing the policy to replace, or to be funded with proceeds from an existing life insurance policy or annuity, make sure you understand the potential impact. The insured will need to prove current insurability and there may be a new contestable period for the new policy. The death benefit and policy values may be less for some period of time in the new policy.

The “Policy Date” is the date on which we begin life insurance coverage under the policy if you have paid your initial premium with your application.  If you have not paid your initial premium with your application, your life insurance coverage will begin on the day we receive your initial premium. The Policy Date is also the date from which policy years, Policy Anniversary, Monthly Anniversary Days, policy months, premium due dates, and age are determined.

Once your policy is in force, the effective date of payments and requests you send us is usually determined by the day and time we receive them.

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We allow telephone or other electronic transactions when you complete our authorization form and return it to us. Contact our Administrative Office for information on permitted electronic transactions and authorization for electronic transactions.

Any telephone or other electronic transmission, whether it is yours, your service provider’s, your agent’s, or ours, can experience outages or slowdowns for a variety of reasons. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you should send your request in writing to our Administrative Office.

Application

If you decide to purchase a policy, you must first complete an application. A completed application identifies the proposed insured and provides sufficient information to permit us to begin underwriting risks in the policy. We require a medical history and examination of the proposed insured. Based on our review of medical information about the proposed insured, we may decline to provide insurance, or we may place the proposed insured in a special underwriting category. The monthly Cost of Insurance Charge deducted from the policy value after issue varies depending on the age, gender and underwriting category of the insured.

A policy may only be issued upon receipt of satisfactory evidence of insurability, and generally when the insured is at least age 15 and at most age 85. Age will be determined by the nearest birthday of the insured.

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who applies for a policy. When you apply for a policy, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We, or our agent, may also ask to see your driver’s license, photo i.d. or other identifying documents.

Owner

The Owner on the date of issue is designated in the policy specifications. You, as Owner, will make the following choices:

1)  initial death benefit amount and death benefit option;

2)  optional riders;

3)  the amount and frequency of Premium Payments; and

4)  the amount of Net Premium Payment to be allocated to the selected Sub-Accounts or the Fixed Account.

You are entitled to exercise rights and privileges of your policy as long as the insured is living. These rights generally include the power to select the Beneficiary, request Policy Loans, make Partial Surrenders, surrender the policy entirely, request a Reduction in specified amount, name a new Owner, and assign the policy. You must inform us of any

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change in writing. We will record change of Owner and Beneficiary forms to be effective as of the date of the latest signature on the request.

Right to Examine Period

You may return your policy to us for cancellation within 45 days after the application is signed or ten days after you receive it (60 days after receipt for policies issued in replacement of other insurance). This is called the right to examine period. If the policy is returned for cancellation within the right to examine period, we will refund to you the greater of (a) all Premium Payments less any Indebtedness; or (b) the sum of (i) the Accumulation Value less any Indebtedness, on the date the returned policy is received by us, plus (ii) any charges and fees under the policy’s terms. If a Premium Payment was made by check, there may be a delay until the check clears.

Any Net Premium Payments received by us within ten days of the date the policy was issued will be held in the Money Market Sub-Account. At the end of that period, it will be allocated to the Sub-Accounts and the Fixed Account, if applicable, which you designated. If the policy is returned for cancellation within the right to examine period, we will return to you the greater of (a) all Premium Payments less any Indebtedness; or (b) the sum of (i) the Accumulation Value less any Indebtedness, on the date the returned policy is received by us, plus (ii) any charges and fees under the policy’s terms.

Initial Specified Amount

You will select the Initial specified amount of death benefit on the application. This may not be less than $100,000. This amount, in combination with a death benefit option, will determine the initial death benefit. The Initial specified amount is shown on the policy specifications page.

Transfers

You may make transfers among the Sub-Accounts and the Fixed Account, subject to certain provisions. You should carefully consider current market conditions and each fund’s objective and investment policy before allocating money to the Sub-Accounts.

During the first policy year, transfers from the Fixed Account to the Sub-Accounts may be made only as provided for in the Dollar cost averaging or Automatic rebalancing program described below. The amount of all transfers from the Fixed Account in any other policy year may not exceed the greater of:

1)  25% of the Fixed Account value as of the immediately preceding Policy Anniversary, or

2)  the total dollar amount transferred from the Fixed Account in the immediately preceding policy year.

Up to 24 transfer requests (a request may involve more than a single transfer) may be made in any policy year without charge. We may limit transfers from the Fixed Account at any time.

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Requests for transfers must be made in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing, subject to our consent.

Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of accumulation units. This will be based on the accumulation unit values determined after our Administrative Office receives a request in writing or adequately authenticated electronic transfer request. Transfer and financial requests received in good order before 4:00 P.M. Eastern time on a business day will normally be effective that day.

Market Timing

Frequent, large, or short-term transfers among Sub-Accounts and the Fixed Account, such as those associated with “market timing” transactions, can affect the underlying funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund’s portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our policy owners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the “Market Timing Procedures”). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Sub-Accounts and the Fixed Account that may affect other policy owners or fund shareholders.

In addition, the underlying funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among Sub-Accounts.  While we reserve the right to enforce these policies and procedures, policy owners and other persons with interests under the policies should be aware that we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the funds.

However, under the SEC rules, we are required to: (1) enter into written agreement with each underlying fund or its principal underwriter that obligates us to provide to the underlying fund promptly upon request certain information about the trading activity of individual policy owners, and (2) execute instructions from the underlying fund to restrict or prohibit further purchases or transfers by specific policy owners who violate excessive trading policies established by the underlying funds.

You should be aware that the purchase and redemption orders received by underlying funds generally are “omnibus” orders from intermediaries such as retirement plans or separate accounts to which premium payments and cash values of variable insurance policies are allocated.  The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance policies.  The omnibus nature of these orders may limit the underlying funds’ ability to apply their respective disruptive trading policies and procedures.  We cannot guarantee that the underlying funds (and thus our policy owners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may purchase the underlying funds.  In addition, if an underlying fund believes that an omnibus order we submit may reflect one or more transfer requests from policy owners engaged in disruptive trading activity, the underlying fund may reject the entire omnibus order.

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Our Market Timing Procedures detect potential “market timers” by examining the number of transfers made by policy owners within given periods of time. In addition, managers of the funds might contact us if they believe or suspect that there is market timing. If requested by a fund company, we may vary our Market Timing Procedures from Sub-Accounts to Sub-Accounts to comply with specific fund policies and procedures.

We may increase our monitoring of policy owners who we have previously identified as market timers. When applying the parameters used to detect market timers, we will consider multiple contracts owned by the same policy owner if that policy owner has been identified as a market timer. For each policy owner, we will investigate the transfer patterns that meet the parameters being used to detect potential market timers. We will also investigate any patterns of trading behavior identified by the funds that may not have been captured by our Market Timing Procedures.

Once a policy owner has been identified as a “market timer” under our Market Timing Procedures, we will notify the policy owner in writing that future transfers (among the Sub-Accounts and/or the Fixed Account) will be temporarily permitted to be made only by original signature sent to us by U.S. mail, standard delivery for the remainder of the policy year. Overnight delivery or electronic instructions (which may include telephone, facsimile, or Internet instructions) submitted during this period will not be accepted. If overnight delivery or electronic instructions are inadvertently accepted from a policy owner that has been identified as a market timer, upon discovery, we will reverse the transaction within 1 to 2 business days of our discovery. We will impose this “original signature” restriction on that policy owner even if we cannot identify, in the particular circumstances, any harmful effect from that policy owner’s particular transfers.

Policy owners seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect such transfer activity may be limited by operational systems and technological limitations. The identification of policy owners determined to be engaged in such transfer activity that may adversely affect other policy owners or fund shareholders involves judgments that are inherently subjective. We cannot guarantee that our Market Timing Procedures will detect every potential market timer. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the funds. This may result in lower long-term returns for your investments.

Our Market Timing Procedures are applied consistently to all policy owners. An exception for any policy owner will be made only in the event we are required to do so by a court of law. In addition, certain funds available as investment options in your contract may also be available as investment options for owners of other, older life insurance policies issued by us.

Some of these older life insurance policies do not provide a contractual basis for us to restrict or refuse transfers which are suspected to be market timing activity. In addition, because other insurance companies and/or retirement plans may invest in the funds, we cannot guarantee that the funds will not suffer harm from frequent, large, or short-term transfer activity among Sub-Accounts and the Fixed Accounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

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In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity, to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). If we modify our Market Timing Procedures, they will be applied uniformly to all policy owners or as applicable to all policy owners with policy values allocated to Sub-Accounts investing in particular underlying funds. We also reserve the right to implement and administer redemption fees imposed by one or more of the funds in the future.

Some of the underlying funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the underlying fund’s investment adviser, the underlying fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected.  To the extent permitted by applicable law, we reserve the right to defer or reject a transfer request at any time that we are unable to purchase or redeem shares of any of the funds in which the Separate Account invests, including any refusal or restriction on purchases or redemptions of the Sub-Account units as a result of the funds’ own policies and procedures on market timing activities.  If a fund refuses to accept a transfer request we have already processed, we will reverse the transaction within 1-2 business days of the day on which we receive notice of the refusal. We will notify you in writing if we have reversed, restricted or refused any of your transfer requests. Some of the underlying funds may also impose redemption fees on short-term trading (i. e., redemptions of underlying fund shares within a certain number of business days after purchase).  We reserve the right to administer and collect any such redemption fees on behalf of the underlying funds.  You should read the prospectuses of the funds for more details on their ability to refuse or restrict purchases or redemptions of their shares.

Optional Sub-Account Allocation Programs

You may elect to participate in programs for Dollar cost averaging or Automatic rebalancing. There is currently no charge for these programs. You may participate in only one program at any time.

Dollar Cost Averaging systematically transfers specified dollar amounts during the first policy year from the Money Market Sub-Account or the Fixed Account. Transfer allocations may be made to one or more of the Sub-Accounts (not the Fixed Account) on a monthly basis. These transfers do not count against the free transfers available. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, you may reduce exposure to market volatility. Dollar cost averaging will not assure a profit or protect against a declining market.

If the owner elects Dollar cost averaging from either the Money Market Sub-Account or the Fixed Account the value in that account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.

If Dollar cost averaging is desired, it must be elected at issue.

Dollar cost averaging terminates automatically:

1)              if the value in the Money Market Sub-Account or the Fixed Account is insufficient to complete the next transfer;

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2)              seven calendar days after our Administrative Office receives a request for termination in writing or by telephone, with adequate authentication;

3)              on the first Policy Anniversary; or

4)              if your policy is surrendered or otherwise terminates.

Automatic Rebalancing periodically restores to a pre-determined level the percentage of policy value allocated to the Fixed Account and each Sub-Account. The pre-determined level is the allocation initially selected on the application, until changed by the Owner. Your policy will be issued with Automatic rebalancing. When Automatic rebalancing is in effect, all Net Premium Payments allocated to the Sub-Accounts and Fixed Account will be subject to Automatic rebalancing.  Transfers among the Sub-Accounts and the Fixed Account as a result of Automatic rebalancing do not count against the number of free transfers available.  Automatic rebalancing provides a method for reestablishing fixed proportions among your allocations to your Sub-Accounts on a systematic basis.  Automatic rebalancing helps to maintain your allocation among market segments, although it entails reducing your policy values allocated to the better performing segments.  Therefore, you should carefully consider market conditions and the investment objectives of each Sub-Account and underlying fund before electing to participate in Automatic rebalancing.

Automatic rebalancing is available only on a quarterly basis. Automatic rebalancing may be terminated, or the allocation may be changed at any time, by contacting our Administrative Office.

Riders

We may offer you riders to your policy from time to time. Riders may alter the benefits or charges in your policy.  Election of riders may have tax consequences to you. Also, exercising a rider will enhance or restrict the benefits otherwise available under your policy; any such enhancements or restrictions are discussed when the terms of the rider is discussed. (See discussion of each rider in the sub-sections headed “Waiver of Monthly Deduction Rider”, “Change of Insured Rider”, “Estate Tax Repeal Rider”, No-Lapse Enhancement rider”, “Overloan Protection Rider”, and “Premium Reserve Rider”. Consult your financial and tax advisers before adding riders to, or deleting them from, your policy.  Please ask your financial adviser for an illustration that reflects the impact of adding a rider to your policy or deleting a rider form your policy before you make your decision.

Some of the riders discussed below are optional and you must decide whether to apply for those riders.  Optional riders include the Waiver of Monthly Deduction Rider, the Change of Insured Rider, and the Estate Tax Repeal Rider.  The No-Lapse Enhancement Rider, the Premium Reserve Rider, and the Overloan Protection Rider will automatically be included with your policy.

Waiver of Monthly Deduction Rider. If desired, you must select this rider when you initially apply for insurance. Lincoln Life will maintain the death benefit by paying covered monthly

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deductions during periods of disability. Charges for this rider, if elected, are part of the Monthly Deductions.

Change of Insured Rider. With this rider, you may name a new insured in place of the current insured. Underwriting and policy value requirements must be met. The benefit expires on the anniversary nearest to the current insured’s 65th birthday. There is no separate charge for this rider; however policy charges applicable to the new insured may differ from charges applicable to the current insured. Exercising the Change of Insured Rider is a fully taxable event.

Estate Tax Repeal Rider. If desired, you must select this rider when you initially apply for insurance policy.  You should discuss with your financial and tax advisers whether, and the extent to which, the benefits of this rider would assist you in reaching your long term financial, estate planning, and other goals.  For example, if you and your financial and tax advisers determined that this policy is to be purchased solely for the purpose of reducing federal estate taxes, you should discuss with your financial and tax advisers what impact possible Congressional action (or inaction) with respect to the federal estate tax may have on your estate or other plans.  There is a one-time $250 charge at issue for this rider.

Under the Economic Growth and Tax Relief Reconciliation Act of 2001 (H.R. 1836) (“EGTRRA”), the Federal Estate Tax law will be repealed effective on and after January 1, 2010.  However, EGTRRA also provided that this repeal is only temporary, and unless Congress acts by December 31, 2010 (with such action being retroactively effective as of January 1, 2010) to extend the repeal or to make the repeal permanent, the estate tax will be reinstated on January 1, 2011.

This rider gives you the right to cancel your policy for an amount equal to the Surrender Value of the policy plus any applicable Surrender Charge under certain circumstances.  You may exercise your right under this rider to cancel your policy if (i) the EGTRRA repeal of the Federal Estate Tax law is made permanent; or (ii) the temporary repeal expiration date (that is, January 1, 2011) is extended for at least two years beyond January 1, 2011.

Your right to cancel your policy must be exercised within 12 months from the later of (i) January 1, 2010, or (ii) the date in 2010 upon which legislation is enacted and signed into law which either permanently repeals the Federal Estate Tax law or extends for at least two years the temporary repeal expiration date (that is January 1, 2011).

This rider terminates on the earliest of:

1)              one year from the “start date” (which is the later of (i) January 1, 2010, or (ii) the date in 2010 upon which legislation is enacted and signed into law which either permanently repeals the Federal Estate Tax law or extends for at least two years the temporary repeal expiration date (that is January 1, 2011);

2)              December 31, 2010, provided no legislation has been enacted and signed into law which either permanently repeals the Federal Estate Tax law or extends for at least two years the temporary repeal expiration date (that is January 1, 2011) ;

3)              the date you request termination of the rider;

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4)              termination of your policy; or

5)              Full Surrender of your policy prior to the start date.

If your policy lapses but is reinstated, the rider will likewise be reinstated, provided such reinstatement occurs before 1), 2), or 3) above.

No-Lapse Enhancement Rider. This rider, which is automatically issued with your policy, provides you with a limited benefit in the event that your policy would otherwise lapse.  It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your cash value. Also, it does not provide any type of market performance guarantee.  The duration of lapse protection provided by this rider will be determined monthly, and will vary based on Net Premium Payments made, interest credited, the amount of any Partial Surrenders, and rates and fees for the rider. Payment of premiums higher than the planned premium and interest credited on net premiums will increase the duration of lapse protection. Partial surrenders and the costs of other riders which have their own charges will reduce the duration of lapse protection.

No-Lapse Protection.  If the Net Accumulation Value under the policy is insufficient to cover the Monthly Deductions, the policy will not lapse as long as three conditions are met:

1)              the rider has not terminated (see subsection headed “Rider Termination” for more information about when the rider terminates);

2)              the rider is providing lapse protection (that is, the period during which lapse protection is provided by the rider – also known as the “duration of lapse protection” – has not ended); and

3)              either the “No-Lapse Value” or the “Reset Account Value”, less any Indebtedness, is greater than zero.

We will automatically issue this rider with your policy. There is no charge for this rider.

The rider consists of the no-lapse value provision and the reset account value provision. Under this rider, your policy will not lapse as long as either the No-Lapse Value or the Reset Account Value, less any Indebtedness, is greater than zero. If both the No-Lapse Value and the Reset Account Value, less any Indebtedness, are zero or less, this rider will not prevent your policy from lapsing. The No-Lapse Value and Reset Account Value are reference values only. If the Net Accumulation Value is insufficient to cover the Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing.

If either provision of this rider is actively preventing the policy from lapsing, that provision will trigger a death benefit which is different from the death benefit otherwise in effect under the policy. Each provision triggers a different death benefit, as described in more detail below. The change to a death benefit triggered by either provision under this rider is not permanent. If subsequent premium payments create Accumulation Value sufficient to cover the accumulated, if any, as well as current Monthly Deductions, the death benefit triggered by either rider provision will no longer apply, and the death benefit will be restored to the death

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benefit option in effect under the policy. There is no limit on the number of times we allow death benefits to be restored in this manner. Refer to the section headed “Death Benefits” for more information.

We calculate the No-Lapse Value and Reset Account Value based on a set of rates and fees which are reference rates and reference fees only and are used solely for the purpose of calculating benefits provided by the rider. They will be referred to as the “Reference Rates and Fees”.  The Reference Rates and Fees used for this rider are not charges and fees imposed on your policy and differ from the rates and fees we use to calculate the Accumulation Value of the policy.

Each provision’s value is based on a set of Reference Rates and Fees unique to that provision. The No-Lapse Value Reference Rates and Fees are the No-Lapse Premium Load and No-Lapse Monthly Deduction for a policy month (which includes the No-Lapse Monthly Cost of Insurance, the cost of any additional benefits provided by other riders that have their own charges, and the No-Lapse Monthly Administrative Fee).  The No-Lapse Reset Account Value Reference Rates and Fees are the Reset Account Premium Load and the Reset Account Monthly Deduction for a policy month (which includes the Reset Account Monthly Cost of Insurance, the cost of any additional benefits provided by other riders that have their own charges, and the Reset Account Monthly Administrative Fee).

At the time we issue the policy, we fix the schedules of Reference Rates and Fees for the life of the policy. Refer to the No-Lapse Enhancement Rider form issued with your policy for more information about the actual schedules of Reference Rates and Fees applicable to your policy.

The No-Lapse Value.  On each Monthly Anniversary Day (see section headed “Policy Charges and Fees” for a discussion of “Monthly Anniversary Day”), the No-Lapse Value will be calculated as 1), plus 2), plus 3), minus 4), minus 5), minus 6) where:

1)              is the No-Lapse Value on the preceding Monthly Anniversary Day;

2)              is all Net Premium Payments received since the preceding Monthly Anniversary Day;

3)              is accumulated interest credited to the No-Lapse Value since the preceding Monthly Anniversary Day;

4)              is the amount of any Partial Surrenders (i.e., withdrawals) under the policy since the preceding Monthly Anniversary Day ;

5)              is the No-Lapse Monthly Deduction for the month following the Monthly Anniversary Day; and

6)              is the Surrender Charge for any Reduction in specified amount on the Monthly Anniversary Day.

On any day other than a Monthly Anniversary Day, the No-Lapse Value will be the No-Lapse Value as of the preceding Monthly Anniversary Day, plus all Net Premium Payments received since the preceding Monthly Anniversary Day, less Partial Surrenders, plus accumulated interest credited to the No-Lapse Value.

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The No-Lapse Value on the Policy Date will be the initial Net Premium Payment received less the No-Lapse Monthly Deduction for the first policy month.

The No-Lapse Monthly Deduction is the No-Lapse Monthly Cost of Insurance, plus the monthly charge, if any, for other riders, and plus the No-Lapse Monthly Administrative Fee.  The No-Lapse Monthly Cost of Insurance and the No-Lapse Monthly Administrative Fee are Reference Rates and Fees only, are not charges and fees imposed on your policy, and are used solely for the purpose of calculating benefits provided by the rider.  These Reference Rates and Fees differ in amount from the policy Cost of Insurance Charge and policy monthly Administrative Fee used to calculate Accumulation Value under your policy.

The Reset Account Value.  On each Monthly Anniversary Day (see section headed “Policy Charges and Fees” for a discussion of “Monthly Anniversary Day”), the Reset Account Value will be calculated as 1), plus 2), plus 3), minus 4), minus 5), minus 6) where:

1)              is the Reset Account Value on the preceding Monthly Anniversary Day;

2)              is all Net Premium Payments received since the preceding Monthly Anniversary Day;

3)              is accumulated interest credited to the Reset Account Value since the preceding Monthly Anniversary Day;

4)              is the amount of any Partial Surrenders (i.e., withdrawals) under the policy since the preceding Monthly Anniversary Day;

5)              is the Reset Account Monthly Deduction for the month following the Monthly Anniversary Day; and

6)              is the Surrender Charge for any Reduction in specified amount on the Monthly Anniversary Day.

On any day other than a Monthly Anniversary Day, the Reset Account Value will be the Reset Account Value as of the preceding Monthly Anniversary Day, plus all Net Premium Payments received since the preceding Monthly Anniversary Day, less Partial Surrenders, plus accumulated interest credited to the Reset Account Value.

The Reset Account Value on the Policy Date will be the initial Net Premium Payment received less the Reset Account Monthly Deduction for the first policy month.

The Reset Account Monthly Deduction is the Reset Account Monthly Cost of Insurance, plus the monthly charge, if any, for other riders, and plus the Reset Account Monthly Administrative Fee.  The Reset Account Monthly Cost of Insurance and the Reset Account Monthly Administrative Fee are Reference Rates and Fees only, are not charges and fees imposed on your policy, and are used solely for the purpose of calculating benefits provided by the rider.  These Reference Rates and Fees differ in amount from the policy Cost of Insurance Charge and policy monthly Administrative Fee used to calculate Accumulation Value under your policy.

On each Policy Anniversary, the Reset Account Value may increase to reflect positive investment performance. If the Reset Account Value on any Policy Anniversary is less than

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the Accumulation Value on that same policy anniversary, the Reset Account Value will be increased to equal the Accumulation Value. Refer to the No-Lapse Reset Account Provision of the No-Lapse Enhancement Rider attached to your policy.

Death Benefits Under the Policy and the Rider.  You will select a “guaranteed minimum death benefit” on the application for your policy. This Guaranteed Minimum Death Benefit will be used in determining the actual Death Benefit Proceeds provided by the no-lapse value provision of this rider.  The Guaranteed Minimum Death Benefit you select under the provisions of the No-Lapse Enhancement Rider will only affect the Death Benefit Proceeds payable under the terms of this rider if the rider is actively preventing the policy from lapsing.  It will be shown on the policy specifications page.

The initial Guaranteed Minimum Death Benefit you select must be between 70% and 100% of the initial specified amount for the policy. The higher the percentage you select, the higher the ongoing premium payments which will be required to maintain a No-Lapse Value and/or Reset Account Value greater than zero. If the policy specified amount is later decreased below the Guaranteed Minimum Death Benefit, the Guaranteed Minimum Death Benefit will automatically decrease to equal the specified amount as of the same effective date. If the policy specified amount is later increased, the Guaranteed Minimum Death Benefit will not automatically increase.

If the Net Accumulation Value is sufficient to cover the accumulated, if any, and current Monthly Deductions, the death benefit payable will be determined by the death benefit option in effect. Refer to the section headed “Death Benefits” for more information.

If the Net Accumulation Value is insufficient to cover the accumulated, if any, and current Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing. Each provision triggers a different death benefit.

If the no-lapse value provision is actively keeping the policy from lapsing, the death benefit (the “No-Lapse Provision Death Benefit”) is the Guaranteed Minimum Death Benefit less any Indebtedness and less any Partial Surrenders (i.e., withdrawals) received by the policy owner after the date of insured’s death.  This death benefit may be less than the specified amount of the policy.

If the reset account value provision is actively keeping the policy from lapsing, the death benefit (the “Reset Account Value Provision Death Benefit”) is the greater of:

1)              a) the lesser of

(i)             the current specified amount and

(ii)          Initial specified amount), minus

b)             Indebtedness, and minus

c)              any Partial Surrenders (i.e., withdrawals) received by the policy owner after the date of death; or

2)              an amount equal to the Reset Account Value multiplied by the applicable percentage shown in the corridor percentages table of the policy specifications, less any Indebtedness and less any Partial Surrenders after the date of death.

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If the requirements of both of the No-Lapse Value and Reset Account Value provisions are met, the death benefit payable will be the greater death benefit amount triggered by either of the provisions. Refer to the section headed “Death Benefits” for more information.

If this No-Lapse Enhancement Rider prevents the policy from lapsing, and subsequent Premium Payments are made such that the Accumulation Value is sufficient to cover the Monthly Deductions, the death benefit payable will be determined by the death benefit option in effect.  During the period that the rider is preventing the policy from lapsing, the Monthly Deductions under your policy, which consist of the monthly Cost of Insurance Charge, the monthly cost of any riders, and the monthly Administrative Fee, will continue and will be accumulated.  A statement will be sent to you, at least annually, which reflects the accumulated amount of those deductions.  If the rider terminates for any reason, the accumulated and current Monthly Deduction would have to be paid to prevent lapse, and we will send you a notice stating the amount of premiums you would be required to pay to keep your policy in force (see section headed “Lapse and Reinstatement”).

The following examples demonstrate for the policy described below the death benefit under the policy as well as the death benefits calculated under both the No-Lapse Provision and the Reset Account Value Provision of the No-Lapse Enhancement Rider.  The column headed “No-Lapse Enhancement Rider Death Benefit” shows the amount of the benefit which would be paid if the Rider were preventing lapse.  That death benefit is the greater of the No-Lapse Provision and the Reset Account Value Provision.

•                  Insured:  Male Standard Non-tobacco, age 55

•                  Specified Amount:  $1,000,000

•                  Annual premium payment:  $18,500 paid annually at or before the beginning of each of the first 30 policy years

•                  No Indebtedness on the policy

•                  Death Benefit Option:  1 (level)

•                  Benefit Selection Option:  Not Elected

•                  Assumed Investment Return:  8.00% gross (7.26% net)

•                  No-Lapse Provision Guaranteed Minimum Death Benefit Percentage = 90% of Initial specified amount

End of Year	Age	Accumulation Value	Policy Death Benefit	No-Lapse Provision Death Benefit	Reset Account Value Provision Death Benefit	No-Lapse Enhancement Rider Death Benefit
10	65	96,229	1,000,000	900,000	1,000,000	1,000,000
20	75	294,510	1,000,000	900,000	1,000,000	1,000,000
30	85	584,424	1,000,000	900,000	—	900,000
40	95	745,856	1,000,000	900,000	—	900,000
50	105	1,114,200	1,114,200	900,000	—	900,000

The above example shows a policy that has sufficient Accumulation Value to remain in force.  Thus, the No-Lapse Enhancement Rider is not needed to prevent the policy in the example above from lapsing.  In this example, the death benefit option selected by the policy owner will determine the amount payable upon the death of the insured.

The example below uses all of the same assumptions as are used for the example above, except for the Assumed Investment Return set forth below:

•                  Assumed Investment Return:  0.00% gross (-0.74% net)

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End of Year	Age	Accumulation Value	Policy Death Benefit	No-Lapse Provision Death Benefit	Reset Account Value Provision Death Benefit	No-Lapse Enhancement Rider Death Benefit
10	65	55,201	1,000,000	900,000	1,000,000	1,000,000
20	75	92,217	1,000,000	900,000	1,000,000	1,000,000
25	80	48,650	1,000,000	900,000	1,000,000	1,000,000
30	85	—	—	900,000	—	900,000
40	95	—	—	900,000	—	900,000
50	105	—	—	900,000	—	900,000

The second example shows a policy in which the Accumulation Value declines to 0 in between policy years 25 and 30.  At that point, the No-Lapse Enhancement Rider will keep the policy from lapsing.  The No-Lapse Enhancement Rider Death Benefit is the greater of the No-Lapse Provision Death Benefit and the Reset Account Value Death Benefit.  Therefore, once the rider begins to prevent lapse, it will provide a Guaranteed Minimum Death Benefit of $900,000 (as elected by the policy owner at the time of application for the policy).  In this example, the death benefit provided by the No-Lapse Enhancement Rider is less than the death benefit which would have been payable under the death benefit selected by the policy owner had the Accumulation Value been sufficient to keep the policy in force without the No-Lapse Enhancement Rider.

The No-Lapse Enhancement Rider can provide benefits when your policy’s Accumulation Value is insufficient to prevent a policy lapse, which would otherwise terminate all policy coverage.  Rider benefits can prevent a policy lapse when the policy’s Accumulation Value is reduced by deductions for policy charges and fees, poor investment performance, partial surrenders of Accumulation Value, Indebtedness for Policy Loans, or any combination of these factors.

Automatic Rebalancing Required.  You must maintain Automatic rebalancing in order to keep this rider in effect. Automatic rebalancing will be in effect when the policy is issued. If you discontinue Automatic rebalancing after the policy is issued, this rider will terminate. After this rider terminates, the policy will remain in force only if the Accumulation Value is sufficient to cover the Monthly Deductions. Refer to the section headed “Optional Sub-Account Allocation Programs” for more information about Automatic rebalancing.

We reserve the right to restrict your allocation to certain Sub-Accounts to a maximum of 40% of the policy Accumulation Value in order to keep this rider in effect.  While we currently do not restrict your allocation rights, your policy will include a listing of the Sub-Accounts available as of the Policy Date to which allocation may be so restricted.  The decision to enforce this restriction will be based on an annual review of the Separate Account investments of all owners of this product. If we determine that the investments of all owners are highly concentrated in certain Sub-Accounts, then Sub-Accounts with higher concentrations than anticipated will be subject to the restriction. Any restriction will apply to all owners of this product. If such a restriction is put in place in the future, you will be notified in writing and advised if it is necessary to reallocate the policy Accumulation Value or subsequent Premium Payments among Sub-Accounts which are not subject to the restriction and advised of the steps you will need to take, if any, in order to keep the rider in effect.  We will not reallocate the Accumulation Value to comply with any such restriction except pursuant to your instructions. You may provide instructions for reallocation in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing. If you choose not to reallocate the Accumulation Value of your policy to comply with a Sub-Account restriction, this rider will terminate.  If this rider is actively preventing the

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policy from lapsing and this rider terminates as a result of the owner’s failure to comply with a Sub-Account restriction, then the policy will lapse.

Duration of No-Lapse Protection.  The duration of the no-lapse coverage will be determined monthly by referencing the No-Lapse Account Value and the Reset Account Value. The duration is determined by projecting the first Monthly Anniversary Day on which future deductions for the rider rates and fees would cause both the No-Lapse Value and Reset Account Value to reach zero. Because the duration is recalculated on a monthly basis, higher Premium Payments and credited interest will increase the duration, while Partial Surrenders and adjustments for rider Reference Rates and Fees will reduce the duration. In general, later Premium Payments are credited with less interest over time, resulting in a lower No-Lapse Value and Reset Account Value, and a shorter duration of no-lapse protection.

The duration of the lapse protection provided by this rider may be reduced if:

1)              premiums or other deposits are not received on or before their due date; or

2)              you initiate any policy change that decreases the No-Lapse Value or Reset Account Value under the policy. These changes include, but are not limited to, Partial Surrenders, Policy Loans, increases in specified amount, and changes in death benefit option.

The Company will determine the duration of the lapse protection based on the situation in 1) and 2) above by recalculating the No-Lapse Value and the Reset Account Value. In general, later Premium Payments are credited with less interest over time, resulting in a lower No-Lapse Value and Reset Account Value. A lower No-Lapse Value or Reset Account Value will reduce the duration of lapse protection. The following example shows the impact of delayed Premium Payments on the duration of lapse protection:

Sample Policy

•                  Insured: Male Standard Non-tobacco, age 55

•                  Specified amount: $1,000,000

•                  Benefit Selection Option:  Not elected

•                  Planned annual premium payment: $13,000

Duration of lapse protection:

1)              if premiums are received on the planned payment date each year: 326 months; or

2)              if premiums are received 30 days after the planned payment date each year: 322 months.

The impact of late Premium Payments on the duration of the lapse protection varies by policy. If both the No-Lapse Value and the Reset Account Value, less any Indebtedness, are zero or less, this rider will not prevent your policy from lapsing. Payment of sufficient additional premiums while this rider remains in force will increase one or both of the values to an amount greater than zero, and the rider will provide lapse protection. You may obtain information about your policy’s current duration of lapse protection and the impact that late Premium Payments may have on that duration by requesting a personalized policy illustration from your financial adviser.

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Rider Termination.  This rider and all rights provided under it will terminate automatically upon the earliest of the following:

1)              the insured reaches age 121; or

2)              surrender or other termination of the policy; or

3)              Automatic rebalancing is discontinued; or

4)              an allocation restriction requirement is not met within 61 days of notification to you of such a requirement.

If the policy terminates and is reinstated, this rider will likewise be reinstated unless the rider terminated before the policy terminates.

Benefit Selection Option.  When you apply for the policy, you may elect the Benefit Selection Option.

With this option, you can select a balance between potentially greater Accumulation Value and the death benefit protection provided by the No-lapse Enhancement Rider.  When considering this option, you should consider the amount of market risk which is appropriate for you and your circumstances.  This option is designed to reduce the charges for the per $1,000 of specified amount monthly administrative expense fee (the “Monthly Administrative Expense Fee”) deducted from your policy and thereby reduce the cost of the death benefit provided by your policy.  Therefore, if you elect to reduce the death benefits provided by this rider by electing a Benefit Selection Option percentage greater than zero, you will reduce the monthly charges deducted from your policy’s Accumulation Value.  By reducing the monthly charges deducted from your policy’s Accumulation Value, you have the opportunity to have a larger Accumulation Value allocated to the Fixed Account and invested in the Sub-Accounts, but will receive a reduced death benefit protection provided by the No-lapse Enhancement Rider.

When you elect this option, you choose to reduce the benefits provided by the No-Lapse Enhancement Rider in exchange for reduced Monthly Administrative Expense Fees.  The reduced policy Monthly Administrative Expense Fee will be displayed in your policy specifications.  However, when the Benefit Selection Option is elected, your choice of a Benefit Selection Option percentage greater than zero will increase the no-lapse reference per $1,000 of specified amount monthly administrative fees, and, therefore, the premiums which you must pay in order to meet the requirements of the No-Lapse Enhancement Rider will increase.  (Refer to the section headed “No-Lapse Enhancement Rider” for discussion of how Rider values are calculated.)  The higher the percentage you select for the Benefit Selection Option, the larger the increase in the no-lapse reference per $1,000 of specified amount Monthly Administrative Fees and the higher the premiums you must pay in order to meet the requirements of the Rider.

The following example shows two policies on the same insured. In the first example, the Benefit Selection Option was not elected; and in the second example the Benefit Selection Option was elected:

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Male, 55 Year Old, Standard Non-tobacco

Benefit Selection Option	Monthly Administrative Expense Fee	No-Lapse Monthly Administrative Expense Reference Fee	Result
Election: None	$0.5133 per thousand of Specified Amount (higher)	$0.1333 per thousand of Specified Amount (lower)	This option offers the best no-lapse protection available. The price of the protection is reflected in the higher Monthly Administrative Expense Fee.

Election: 100%	$0.0683 per thousand of Specified Amount (lower)	$0.2333 per thousand of Specified Amount (higher)

This option offers the least amount of no-lapse protection. The Monthly Administrative Expense Fee is reduced in exchange. Therefore, this option allows more money to be invested in the Sub-Accounts or allocated to the Fixed Account. However, the premiums which you must pay in order to satisfy the no-lapse requirements of the rider will increase.

You elect this option by selecting a percentage from 1 to 100%. This election must be made at Policy issue and is irrevocable.  The impact of selecting a Benefit Selection Option percentage greater than zero on your policy is best shown in an illustration.  Please ask your registered representative for illustrations which demonstrate the impact of electing various Benefit Selection Option percentages greater than zero.

If elected, the percentage you select under this option will be shown in your policy specifications.  Once your policy is issued with the Benefit Selection Option, you may not change the percentage you selected nor may you terminate your election.

Overloan Protection Rider.  If this rider is issued with your policy, you meet the requirements as described in this rider and have elected this benefit, your policy will not lapse solely based on Indebtedness exceeding the Accumulation Value less the Surrender Charges. It is a limited benefit, in that it does not provide any additional death benefit or any increase in Accumulation Value. Also, it does not provide any type of market performance guarantee.

There is no charge for adding this rider to your policy. However, if you choose to elect this benefit, there is a one-time charge which will not exceed 5.0% of the then current Accumulation Value. Once you elect the benefit, certain provisions of your policy will be impacted as described in the rider.

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Premium Reserve Rider.  We will automatically issue this rider with your policy.  The rider allows you to pay premiums in addition to those you plan to pay for your policy and to have such amounts accumulate in the same manner as if they had been allocated to your policy without, as detailed in the rider, being subject to all charges and expenses of your policy.  For example, this rider can be used to fund future Premium Payments if needed while retaining the flexibility to withdraw such funds from the rider without reducing the Policy’s Specified Amount (or being subject to withdrawal fees or Surrender Charges) in the event the funds are not needed due to favorable investment performance.  Premiums allocated to the Premium Reserve Rider do not increase the policy’s Accumulation Value and, therefore, will not decrease the Net Amount at Risk.  Since the Net Amount at Risk will not be reduced, current Cost of Insurance Charges will not be reduced.  However, the Policy’s death benefit will be increased by the Premium Reserve Rider Accumulation Value less Indebtedness.  The Premium Reserve Rider Accumulation Value is the sum of the (i) values of sub-accounts created for the rider which, but for having been created specifically for the rider, are in all other respects identical to the Sub-Accounts (the “Premium Reserve Rider Sub-Accounts”), (ii) values held in the portion of the Fixed Account created specifically for the rider (the “Premium Reserve Rider Fixed Account”), and values held in the Premium Reserve Rider Loan Account (see section headed “Policy Loans” for a discussion of borrowing against the Premium Reserve Rider Accumulation Value).

A premium load of 4.0% (known as the Premium Reserve Rider Premium Load) will be deducted from each amount allocated to this rider.

Net Premium Reserve Rider premiums will be allocated to the Premium Reserve Rider Sub-Accounts and/or the Premium Reserve Rider Fixed Account using the same premium allocation instruction that you have provided to us for allocating premiums which you direct to your policy.

Calculations of the values of the Premium Reserve Rider Sub-Accounts apply the same daily mortality and expense risk charge as would have been deducted if the premiums had been allocated to your policy; however, the Monthly Deductions for your policy, which include the amount of the Cost of Insurance Charge and the Administrative Fee, and charges for riders to your policy other than this rider will not be reflected.

You may request us to transfer all or part of the Premium Reserve Rider’s Accumulation Value to your policy at any time.  Transfers of the Premium Reserve Rider Accumulation Value to your policy are subject to a deduction of 3.0% from each amount transferred (the 3.0% charge is called the Premium Reserve Rider Transfer Load) if such transfers are made (either automatically, as discussed below, or at your request) in the first ten policy years.  The Premium Reserve Rider Transfer Load is imposed by the Company if Premium Reserve Rider Accumulation Value is transferred to the policy during the first 10 policy years.  This charge is made to help cover the costs associated with providing the increased policy benefits created as a result of the increased policy values.

You may also request that part (or all) of the Premium Reserve Rider’s Net Accumulation Value (that is, the Premium Reserve Rider Accumulation Rider less any Premium Reserve Rider Loan Account and any interest accrued on the Premium Reserve Rider Loan Account but not deducted) be paid to you in cash, and no Surrender Charge or other fee will be deducted from the amount paid to you.  We limit the amount of the Premium Reserve Rider’s Net Accumulation Value available to be withdrawn to the extent the policy’s Net Accumulation Value does not cover the policy’s Surrender Charges at the time of the withdrawal.

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No other policy charges or fees will be deducted from the amount allocated to the Premium Reserve Rider.

In addition, after policy year 10, subject to certain limitations (which relate to meeting the requirement that sufficient value remains to maintain the duration of lapse protection provided under the No-Lapse Enhancement Rider until the insured reaches age 121 – see section headed “No-Lapse Enhancement Rider”), you may request transfers from the policy’s Net Accumulation Value to the Premium Reserve Rider for allocation to the Premium Reserve Rider’s Sub-Accounts and Fixed Account.  Transfers between the policy and the rider will not be counted against the number of free transfers permitted by the policy.

The rider provides for the automatic transfer of the entire Premium Reserve Rider Accumulation Value to the policy in the event

1)              the Net Accumulation Value under your policy is insufficient to maintain your policy in force and the No-Lapse Enhancement Rider described above is not at the time preventing your policy from lapsing; and

2)              you do not pay at least the amount set forth in the lapse notice and your payment is not received by us before the end of the Grace Period.

If the Premium Reserve Rider Accumulation Value (less the Premium Reserve Rider Transfer Load of 3.0% if the transfer is made during the first 10 policy years) on the day the Grace Period ends is insufficient to meet the amount then due, your policy will lapse without value.

If this rider is in force at the time you request a loan on or Partial Surrender of your policy, any such loan or Partial Surrender will be made first from any Premium Reserve Rider Accumulation Value and when the Premium Reserve Rider Accumulation Value is reduced to zero, then from the Accumulation Value of your policy. Loan interest will be charged and credited to any Premium Reserve Rider loans on the same basis as the policy.  Please refer to the section headed “Policy Loans” for a more detailed discussion of Policy Loans, including interest charged on Policy Loans.

In the event of the death of the insured while the rider is in force, any Premium Reserve Rider Accumulation Value less Indebtedness on the date of death will be added to the death benefit if Death Benefit Option 1 is in force and will be added to the policy’s Accumulation Value less Indebtedness on the date of death if Death Benefit Option 2 is in force.  If the death benefit is paid pursuant to the No-Lapse Enhancement Rider, the Premium Reserve Rider Accumulation Value less Indebtedness will be added to the death benefit payable under that rider.

The Premium Reserve Rider will terminate at the earlier of the date your policy terminates; the date the entire Premium Reserve Rider Accumulation Value is automatically transferred to your policy to maintain your policy in force; or your written request to terminate the rider is received.  Once terminated, the rider may not be reinstated, and no further Premium Payments may be allocated to it.

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Finally, the amount of premiums you may pay, whether you direct them to your policy or to your Premium Reserve Rider are subject to limits which are discussed in the Tax Issues section of the prospectus.

As with your policy, you bear the risk that the investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated.  Adverse investment results will impact the Premium Reserve Rider Accumulation Value and, therefore, the amount of rider accumulation value which may be available to prevent your policy from lapsing or for providing policy benefits.

The Premium Reserve Rider, as discussed above, can help provide additional protection against lapse of your policy.  The Premium Reserve Rider Accumulation Value generated by the additional premiums you pay to the rider may be transferred to the policy either through (i) your voluntarily requesting us to transfer available Premium Reserve Rider Accumulation Value to the policy in the amount needed to prevent lapse (because, for example, you do not have the funds outside of the policy to make the premium payment required to keep the policy in force), or (ii) the rider’s provision for automatically transferring all available Premium Reserve Rider Accumulation Value to the policy should those values be needed to prevent lapse of the policy (because, for example, the payment you do make either is less than the amount requested or is not received by the time set by the terms of the policy).  However, as noted above, if such values are transferred pursuant to the Premium Reserve Rider’s automatic transfer provision, the Premium Reserve Rider will terminate, and the policy owner will permanently lose the ability to allocate any future premium payments to the rider.

As a hypothetical example of how the Premium Reserve Rider might help prevent lapse of your policy, assume that you have had your policy for 11 years and that you have allocated additional premiums to the rider so that your Premium Reserve Rider Accumulation Value at the end of policy year 11 is $25,000.  Further assume that the No-Lapse Enhancement Rider is no longer preventing your policy from lapsing, that the premium required to maintain your policy in force that is due at the beginning of policy year 12 is $15,000, and that you have decided that you wish to minimize your current cash outlays.  If you do not pay the $15,000 premium, you will receive a lapse notice which will tell you that you need to make a premium payment of $15,000 to your policy.  If you wish, you could request (before the end of the Grace Period) that we transfer $15,000 of the Premium Reserve Rider Accumulation Value to the policy.  If you do not so request, we will automatically transfer the entire Premium Reserve Rider Accumulation Value of $25,000 to the policy (and your Premium Reserve Rider will terminate).  In this example, the transfer of $15,000 from your Premium Reserve Rider Accumulation Value to your policy will avoid lapse of the policy.

As a further hypothetical example, again assume that you have had your policy for 11 years but that you have allocated fewer additional premiums to the rider so that your Premium Reserve Rider Accumulation Value is $10,000. Continuing the assumption that the No-Lapse Enhancement Rider is no longer preventing your policy from lapsing, that the premium required to maintain your policy in force that is due at the beginning of policy year 12 is $15,000, and that you wish to minimize your current cash outlays, your Premium Reserve Rider Accumulation Value would provide (either by transfer at your specific request or through automatic transfer) $10,000 towards the premium due.  But in this example, you would have to then pay the balance of the premium due, that is $5,000, to us from your savings or from another source outside of the policy to avoid lapse of your policy.

You should discuss with your financial adviser the needs which purchasing the policy will meet, including the need to provide to beneficiaries a guaranteed death benefit which does

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not depend upon growth of the policy’s Accumulation Value.  Policy illustrations, which the financial adviser can prepare, will help determine the amount of premiums which should be allocated to paying the costs of the policy for the death benefit you need.  Once that need for a guaranteed death benefit is met and premium requirements determined, the policy owner then could consider whether to allocate additional funds to the Rider.

You should carefully weigh the balance between allocating premiums to the policy and premiums to the rider.  Premiums allocated to the Premium Reserve Rider may be withdrawn without reducing the specified amount (which might be the case if those premiums had been allocated to the policy).  In addition, premiums allocated to the rider initially are charged only with the 4.0% Premium Reserve Rider Premium Load and will only be charged the 3.0% Premium Reserve Rider Transfer Load if transfers are voluntarily made during the first 10 policy years (or are automatically transferred to help prevent policy lapse).  And premiums allocated to the rider become part of the Premium Reserve Rider Accumulation Value and that value (less any Indebtedness) would be paid upon the death of the insured in addition to the death benefit paid

However, premiums allocated to the rider do not increase the policy’s Accumulation Value and, therefore, would not reduce the Cost of Insurance Charges.  An illustration can show the impact that paying a higher level of premiums would have on the policy’s Cost of Insurance Charges: that is as Accumulation Values in the policy increase (through positive investment results and/or allocating more premiums to the policy), the Net Amount at Risk (that is, the difference between the death benefit and the Accumulation Value) will decrease, thereby decreasing the Cost of Insurance Charges.  Decreasing policy charges increases the amount of policy Accumulation Value available for allocation to the Sub-Accounts, and thereby increases the amount available for investment, subject to your tolerance for risk.

Your financial adviser can prepare illustrations which would reflect the potential impact that different allocations of premium between the policy and the Premium Reserve Rider might have, as well as illustrate the impact rates of return selected by you might have on the policy’s benefits and the Premium Reserve Rider Accumulation Value.

Continuation of Coverage

If the insured is still living at age 121, and the policy is still in force and has not been surrendered, the policy will remain in force until surrender or death of the insured. There are certain changes that will take place:

1)              we will no longer accept Premium Payments;

2)              we will make no further deductions;

3)              policy values held in the Separate Account will be transferred to the Fixed Account; and

4)              we will no longer transfer amounts to the Sub-Accounts.

However, loan interest will continue to accrue.

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Termination of Coverage

All policy coverage terminates on the earliest of:

1)              Full Surrender of the policy;

2)              death of the insured; or

3)              failure to pay the necessary amount of premium to keep your policy in force.

State Regulation

New York regulations will govern whether or not certain features, riders, charges and fees will be allowed in your policy.

PREMIUMS

You may select and vary the frequency and the amount of Premium Payments and the allocation of Net Premium Payments. After the initial Premium Payment is made there is no minimum premium required, except to keep the policy in force. Premiums may be paid any time before the insured attains age 121.

The initial premium must be paid for policy coverage to be effective.

Allocation of Net Premium Payments

Your “Net Premium Payment” is the portion of a Premium Payment remaining after deduction of the Premium Load. The Net Premium Payment is available for allocation to the Sub-Accounts or the Fixed Account.

You first designate the allocation of Net Premium Payments among the Sub-Accounts and Fixed Account on a form provided by us for that purpose. Subsequent Net Premium Payments will be allocated on the same basis unless we are instructed otherwise, in writing. You may change the allocation of Net Premium Payments among the Sub-Accounts and Fixed Account at any time. The amount of Net Premium Payments allocated to the Sub-Accounts and Fixed Account must be in whole percentages and must total 100%. We credit Net Premium Payments to your policy as of the end of the “Valuation Period” in which it is received at our Administrative Office. The end of the Valuation Period is 4:00 P.M., Eastern Time, unless the New York Stock Exchange closes earlier.

The Valuation Period is the time between “Valuation Days”. A Valuation Day is every day on which the New York Stock Exchange is open and trading is unrestricted. Your policy values are calculated on every Valuation Day.

Planned Premiums; Additional Premiums

Planned premiums are the amount of periodic premium (as shown in the policy specifications) you choose to pay the Company on a scheduled basis. This is the amount for

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which we send a premium reminder notice. Premium Payments may be billed annually, semi-annually, or quarterly. You may arrange for monthly pre-authorized automatic premium payments at any time.

In addition to any planned premium, you may make additional Premium Payments. These additional payments must be sent directly to our Administrative Office, and will be credited when received by us.

You should remain cognizant that the amount and timing of your Premium Payments will have an impact on your policy benefits.

Amount of premium payments:  For example, if you pay a premium in an amount higher than the premium you planned to pay, the additional amount would be available for allocation to the Sub-Accounts and the Fixed Account.  Those additional amounts could, depending upon investment results to the extent you allocate the additional amount to the Sub-Accounts, create additional policy values.  Generally, if additional policy values were created, those additional policy values could, depending upon the death benefit option you choose (see section headed “Death Benefits” for further information on choice of death benefit options), provide additional benefits upon the death of the insured and additional value against which a loan on the policy could be made. In addition, those potential additional policy values could reduce the deductions from your policy values for Cost of Insurance Charges (this may occur because the policy’s Net Amount at Risk may be lower– see section headed “Cost of Insurance Charge” for discussion of Cost of Insurance Charges).

Conversely, if you pay less premium than planned, smaller amounts would be available to be allocated to the Sub-Accounts and the Fixed Accounts.  Those smaller amounts could, depending upon investment results to the extent you allocate Premium Payments to the Sub-Accounts, result in smaller policy values.  In addition, those potentially smaller policy values could increase deductions from those policy values for Cost of Insurance Charges (by increasing the policy’s Net Amount at Risk – see section headed “Cost of Insurance Charge” for discussion of Cost of Insurance Charges).

Investment results, as noted above, will also determine the extent to which policy values are created.  Positive investment results would increase the potential for additional policy values, while negative investment results would decrease the potential for additional policy values.

In addition, policy charges which are asset based, such as the mortality and expense risk charge, would increase as policy values increase and would, thereby, reduce the potential for additional policy values.  Conversely, those asset-based policy charges would decrease as policy values decrease and would, thereby, reduce the amounts deducted from policy values.

However, the amount of premium you can pay for your policy are subject to limits which are discussed in the Tax Issues section of the prospectus.  In addition, the amount of premiums you may pay also may be limited as discussed later in this section.

Timing of premium payments:  Making a Premium Payment earlier than you planned to make the payment would make that additional amount available for allocations to the Sub-Accounts and the Fixed Account sooner than planned, and could, depending upon investment results to the extent you allocate the earlier Premium Payment to the Sub-

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Accounts, create additional policy values, in part because your premiums would be available for investment earlier than you had planned.

Conversely, making a Premium Payment later than you planned to make the payment would make that amount available for allocation to the Sub-Accounts and the Fixed Account later than planned, and could, depending upon investment results to the extent you allocate the later Premium Payment to the Sub-Accounts, result in smaller policy values, in part because your premiums would be available for investment later than you had planned.

Investment results, as noted above, will also determine the extent to which policy values are created.  Positive investment results would increase the potential for additional policy values, while negative investment results would decrease the potential for additional policy values.

Please ask your financial adviser for an illustration which would demonstrate the impact the amount and timing of your premium payments may have on your policy.

Unless you specifically direct otherwise, any payment received (other than any Premium Payment necessary to prevent, or cure, policy lapse) will be applied as premium and will not repay any outstanding loans. There is no Premium Load on any payment which you specifically direct as repayment of an outstanding loan.

You may increase planned premiums, or pay additional premiums, subject to the certain limitations. We reserve the right to limit the amount or frequency of additional Premium Payments.

We may require evidence of insurability if any payment of additional premium (including planned premium) would increase the difference between the specified amount and the Accumulation Value. If we are unwilling to accept the risk, your increase in premium will be refunded without interest.

We may decline any additional premium (including planned premium) or a portion of a premium that would cause total Premium Payments to exceed the limit for life insurance under federal tax laws. Our test for whether or not your policy exceeds the limit is referred to as the guideline premium test. The excess amount of premium will be returned to you. We may accept alternate instructions from you to prevent your policy from becoming a MEC (Modified Endowment Contract). Refer to the section headed “Tax Issues” for more information.

Policy Values

Policy value in your variable life insurance policy is called the Accumulation Value.

The Accumulation Value equals the sum of the Fixed Account value, the Separate Account value, and the Loan Account value. At any point in time, the Accumulation Value reflects:

1)              Net Premium Payments made;

2)              the amount of any Partial Surrenders;

3)              any increases or decreases as a result of market performance of the Sub-Accounts;

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4)              interest credited to the Fixed Account or the Loan Account;

5)              Additional Bonus Credits on Net Accumulation Value in Fixed Account and the Sub-Accounts beginning in policy year 21; and

6)              all charges and fees deducted.

The Separate Account Value, if any, is the portion of the Accumulation Value attributable to the Separate Account. The value is equal to the sum of the current values of all the Sub-Accounts in which you have invested. This is also referred to as the variable accumulation value.

A unit of measure used in the calculation of the value of each Sub-Account is the Variable Accumulation Unit. It may increase or decrease from one Valuation Period to the next. The Variable Accumulation Unit Value for a Sub-Account for a Valuation Period is determined as follows:

1)              the total value of fund shares held in the Sub-Account is calculated by multiplying the number of fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the fund at the end of the Valuation Period, and adding any dividend or other distribution of the fund made during the Valuation Period; minus

2)              the liabilities of the Sub-Account at the end of the Valuation Period. Such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that we determine result from the operations of the Separate Account; and

3)              the result of (1) minus (2) is divided by the number of Variable Accumulation Units for that Sub-Account outstanding at the beginning of the Valuation Period.

In certain circumstances, and when permitted by law, we may use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.

The daily charge imposed on a Sub-Account for any Valuation Period is equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the Valuation Period.

The Fixed Account Value, if any, reflects amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or Partial Surrenders. We guarantee the Fixed Account value. Interest is credited daily on the Fixed Account value at the greater of a rate of 0.00809863% (equivalent to a compounded annual rate of 3. 0%) or a higher rate determined by the Company.

The Loan Account Value, if any, reflects any outstanding Policy Loans, including any interest charged on the loans. This amount is held in the Company’s General Account. We do not guarantee the Loan Account value. Interest is credited on the Loan Account at an effective annual rate of 4.0% in all years.

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The Net Accumulation Value is the Accumulation Value less the Loan Account value. It represents the net value of your policy and is the basis for calculating the Surrender Value.

We will tell you at least annually the Accumulation Value, the number of Variable Accumulation Units credited to your policy, current Accumulation Unit Values, Sub-Account values, the Fixed Account Value and the Loan Account Value. We strongly suggest that you review your statements to determine whether additional Premium Payments may be necessary to avoid lapse of your policy.

Additional Bonus Credits

On each Monthly Anniversary Day beginning with the first Monthly Anniversary Day in policy year 21, we will make a “additional bonus credits” to Net Accumulation Values in each Sub-Account and the Fixed Account at an annual rate guaranteed to be not less than 0.15% of the values in each Sub-Account and the Fixed Account on the Monthly Anniversary Day.  In the event that you have allocated Premium Payments to the Premium Reserve Rider, beginning with the first Monthly Anniversary Day in policy year 21, Additional Bonus Credits, calculated as described above, will be credited to the Premium Reserve Rider Net Accumulation Value.  Additional Bonus Credits are based on reduced costs in later policy years that we can pass on to policies that are still in force.  Our payment of the Additional Bonus Credits will not increase or otherwise affect the charges and expenses of your policy or any policy riders.

DEATH BENEFITS

The “Death Benefit Proceeds” is the amount payable to the beneficiary upon the death of the insured, based upon the death benefit option in effect. Loans, loan interest, Partial Surrenders, and overdue charges (such as Monthly Deductions), if any, are deducted from the Death Benefit Proceeds prior to payment. Riders, including the No-Lapse Enhancement Rider and the Premium Reserve Rider, may impact the amount payable as Death Benefit Proceeds in your policy.  The Guaranteed Minimum Death Benefit that you select under the provisions of the No-Lapse Enhancement Rider will only affect the Death Benefit Proceeds while the rider’s No-Lapse Provision is actively preventing the policy from lapsing.  As discussed in more detail in the “Riders” section of this prospectus, the No-Lapse Enhancement Rider may provide a death benefit which differs from that paid under the policy.  The Premium Reserve Rider Accumulation Value, if any, less any Indebtedness under the Premium Reserve Rider, will be added to the policy’s Death Benefit Proceeds.  If the policy’s death benefit is paid pursuant to the terms of the No-Lapse Enhancement Rider, the Premium Reserve Rider Accumulation Value, if any, less any Indebtedness under the Premium Reserve Rider, will be added to the death benefit payable under the terms of that rider.

Death Benefit Proceeds

The Death Benefit Proceeds payable upon the death of the insured will be the greater of:

1)              the amount determined by the death benefit option in effect on the date of the death of the insured, less any Indebtedness; or

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2)              an amount equal to the Accumulation Value on the date of death multiplied by the applicable percentage shown in the Corridor Percentages Table in the policy specifications, less any Indebtedness.

Death Benefit Options

Two different death benefit options are available. You may choose the death benefit option at the time you apply for your policy.  If you do not choose a death benefit option at that time, death benefit option 1 will apply.  (See discussion under heading “Changes to the Initial Specified Amount and Death Benefit Options” for details as to changes you are permitted to make in your choice of death benefit option after your policy has been issued.)

The following table provides more information about the death benefit options.

Option	Death Benefit Proceeds Equal to the Variability

1	Specified amount (a minimum of $100,000) level death benefit	None; level death benefit.

2	Sum of the specified amount plus the net accumulation value as of the date of the insured’s death less any Partial Surrenders after the date of death.	May increase or decrease over time, depending on the amount of premium paid and the investment performance of the Sub- Accounts or the interest credited to the Fixed Account.

If for any reason the owner does not elect a particular death benefit option, Option 1 will apply.

Your choice of Death Benefit Option will impact the Cost of Insurance Charge because the Cost of Insurance Charge is based upon the “Net Amount at Risk”.  The Net Amount at Risk for your policy is the difference between the specified amount and the Accumulation Value of your policy.  Therefore, for example, if you choose Death Benefit Option 1, and if your policy Accumulation Value increases (because of positive investment results), your Cost of Insurance Charge will be less than if your policy Accumulation Value did not increase or declined.  (See section headed “Cost of Insurance” for discussion of Cost of Insurance Charges.)

The death benefit payable under any of the death benefit options will also be reduced by the amount necessary to repay the Indebtedness in full and, if the policy is within the Grace Period, any payment required to keep the policy in force.

Partial Surrenders mayl also reduce the death benefit payable under any of the death benefit options (See section headed “Partial Surrenders” for details as to the impact a Partial Surrender will have on the death benefit payable under each option.)

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Changes to the Initial Specified Amount and Death Benefit Options

Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the specified amount. The minimum specified amount is currently $100,000.  A Partial Surrender may reduce the specified amount.  (See section headed “Partial Surrenders” for details as to the impact a Partial Surrender may have on the specified amount.)

The death benefit option may be changed by the owner, subject to our consent, as long as the policy is in force.

You must submit all requests for a change to Death Benefit Option 1 and changes in the specified amount in writing to our Administrative Office. The minimum increase in specified amount currently permitted is $1,000. If you request a change, a supplemental application and evidence of insurability must also be submitted to us.

Option change	Impact

2 to 1	The specified amount will be increased by the Accumulation Value as of the effective date of change.

A Surrender Charge may apply to a Reduction in specified amount. Please refer to the Surrender Charges section of this prospectus for more information on conditions that would cause a Surrender Charge to be applied. A table of Surrender Charges is included in each policy.

Any Reductions in specified amount will be made against the Initial specified amount and any later increase in the specified amount on a last in, first out basis. Any increase in the specified amount will increase the amount of the Surrender Charge applicable to your policy. Changes in specified amount do not affect the Premium Load as a percentage of premium.

We may decline any request for Reduction in specified amount if, after the change, the specified amount would be less than the minimum specified amount or would reduce the specified amount below the level required to maintain the policy as life insurance for purposes of federal income tax law according to the guideline premium test.

The guideline premium test provides for a maximum amount of premium paid in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, we may increase the policy’s death benefit above the specified amount in order to satisfy the guideline premium test. If the increase in the policy’s death benefit causes an increase in the net amount at risk, charges for the cost of insurance will increase as well.

Any change is effective on the first Monthly Anniversary Day on, or after, the date of approval of the request by Lincoln Life, provided that any increase in cost is either included in a Premium Payment by you or the policy Accumulation Value is sufficient to cover the increased Monthly Deduction. If the Monthly Deduction amount would increase as a result of the change, the changes will be effective on the first Monthly Anniversary Day on which the Accumulation Value is equal to, or greater than, the Monthly Deduction amount.

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Payment of Death Benefit Proceeds

Proof of death should be furnished to us at our Administrative Office as soon as possible after the death of the insured. This notification must include a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.

After receipt at our Administrative Office of proof of death of the insured, the Death Benefit Proceeds will ordinarily be paid within seven days. The proceeds will be paid in a lump sum or in accordance with any settlement option selected by the owner or the beneficiary. Payment of the Death Benefit Proceeds may be delayed if your policy is contested or if Separate Account values cannot be determined.

If the recipient of the Death Benefit Proceeds has elected a lump sum settlement and the Death Benefit Proceeds are over $5,000, the proceeds will be placed into an interest-bearing account in the recipient’s name. The SecureLine (Reg. TM) account allows the recipient additional time to decide how to manage the proceeds with the balance earning interest from the day the account is opened.

The SecureLine (Reg. TM) account is a special service that we offer in which your death benefit or surrender proceeds are placed into an interest-bearing account. Instead of mailing you (or the recipient of the proceeds) a check, we will send a checkbook so that you (or the proceeds recipient) will have access to the account simply by writing a check for all or any part of the proceeds. The SecureLine (Reg. TM) account is part of our general account. It is not a bank account, and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the SecureLine (Reg. TM) account.

You (or the recipient of the proceeds) may request that the proceeds be paid in the form of a check rather than receiving the SecureLine (Reg. TM) checkbook.

POLICY SURRENDERS

You may surrender your policy at any time by sending us your policy along with a written request for surrender. If you surrender your policy, all policy coverage will automatically terminate and may not be reinstated. Consult your tax adviser to understand tax consequences of any surrender you are considering.

The Surrender Value of your policy is the amount you can receive by surrendering the policy. The Surrender Value is (i) the Net Accumulation Value (which is your policy’s Accumulation Value less any Indebtedness) less any applicable Surrender Charge, less any accrued loan interest not yet charged, plus (ii) the net accumulation value, if any, of the Premium Reserve Rider (which is the Premium Reserve Rider Accumulation Value less any Indebtedness), less any applicable Surrender Charge and less any accrued loan interest not yet charged.  Policy Indebtedness includes loans under the policy and Premium Reserve Rider Indebtedness includes loans under the Premium Reserve Rider.

Any surrender results in a withdrawal of values from the Sub-Accounts and Fixed Account and from the Premium Reserve Rider Sub-Accounts and Premium Reserve Rider Fixed Account that have values allocated to them. Any surrender from a Sub-Account or from a Premium Reserve Rider Sub-Account will result in the cancellation of Variable Accumulation Units. The cancellation of such units will be based on the Variable Accumulation Unit Value

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determined at the close of the Valuation Period during which the surrender is effective. Surrender proceeds will generally be paid within seven days of our receipt of your request.

At any time, you may transfer all of the Separate Account Value (and any Premium Reserve Rider Sub-Account and Premium Reserve Rider Fixed Account value) to the Fixed Account.  You may then surrender the policy in exchange for a life insurance policy the values and benefits of which do not depend upon the performance of a separate account.  The new policy will not require the payment of further premiums, and the amount of the death benefit will be equal to what can be purchased on a single premium basis by the surrender value of the policy you are surrendering.  Please contact your financial adviser for an illustration of the policy which you could receive if you decide to exchange your policy.

If you request lump sum surrender and the policy’s surrender value is over $5,000, your surrender proceeds will be placed into a SecureLine (Reg. TM) account in your name. Refer to the description of the SecureLine (Reg. TM) account under the section headed “Death Benefit Proceeds” for more information.

You (or the recipient of the proceeds) may request that the proceeds be paid in the form of a check rather than receiving the SecureLine (Reg. TM) checkbook.

Partial Surrender

You may make a Partial Surrender, withdrawing a portion of your policy values.  You may request a Partial Surrender in writing or electronically, if previously authorized and we consent. The total of all Partial Surrenders may not exceed 90% of the Surrender Value of your policy. We may limit Partial Surrenders to the extent necessary to meet the federal tax law requirements. Each Partial Surrender must be at least $500. Partial Surrenders are subject to other limitations as described below.  If you wish to make a surrender in excess of 90% of the Surrender Value of your policy, you must specifically request a Full Surrender of your policy.  Charges for Full Surrenders will apply (see section headed “Surrender Charges” for a discussion of Surrender Charges).

Partial Surrenders may reduce the Accumulation Value and the specified amount. The amount of the Partial Surrender will be withdrawn first from the Premium Reserve Rider Sub-Accounts and Fixed Account in proportion to their values, and when such values are reduced to zero then from the Sub-Accounts and Fixed Account in proportion to their values.  (See discussion in section headed “Riders—Premium Reserve Rider” for further details.) The effect of Partial Surrenders on the Death Benefit Proceeds depends on the death benefit option in effect at the time of the Partial Surrender.

Partial Surrenders are deducted when the No-Lapse Value and the Reset Account Value of the No-Lapse Enhancement Rider are calculated.  (See discussion in section headed “Riders – No-Lapse Enhancement Rider” for a detailed discussion of how benefits of this rider may be impacted by reductions of these values.)

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Death Benefit Option in Effect	Impact of Partial Surrender

1	The specified amount will be reduced by the greater of:

a. zero; or

b. an amount equal to the amount of the Partial Surrender minus the result of [(1) minus (2)] divided by (3) where:

(1)          is an amount equal to the Accumulation Value on the Valuation Day immediately prior to the Partial Surrender multiplied by the applicable percentage shown in the Corridor Percentages Table in the policy specifications;

(2) is the specified amount immediately prior to the Partial Surrender; and

(3) is the applicable percentage shown in the Corridor Percentages Table in the policy specifications.

2	Will reduce the Accumulation Value, but not the specified amount.

Partial Surrender proceeds will generally be paid within seven days of our receipt of your request.

POLICY LOANS

You may borrow against the Surrender Value of your policy and of the Premium Reserve Rider, if you have allocated premiums to the Rider.  The loan may be for any amount up to 100% of the current Surrender Value. However, we reserve the right to limit the amount of your loan so that total policy Indebtedness (including any Premium Reserve Rider Indebtedness) on the date your loan request is received will not exceed the greater of:

(i) an amount equal to

(a) 90% of the sum of the Separate Account Value, the Fixed Account Value, and the Loan Account Value of the policy; plus

(b) (1)	during policy years 1 to 10, 90% of the Premium Reserve Rider Accumulation Value ; or

(2) during policy years 11 and later, 100% of the Premium Reserve Rider Accumulation Value;

less Surrender Charge (applicable if you had requested a Full Surrender of your policy on the date your loan request is received); and

(ii) 75% of the current Surrender Value.

The “Premium Reserve Rider Accumulation Value” equals the sum of the Accumulation Value of (i) the Premium Reserve Rider Sub-Accounts, the Premium Reserve Rider Fixed Account, and (iii) the Premium Reserve Rider Loan Account.  The current Surrender Value of the policy equals (i) the sum of the Separate Account Value, the Fixed Account Value, and the Loan Account Value of the policy; plus (ii) the Premium Reserve Rider Accumulation Value, if any; minus (iii) Surrender Charge.

If you wish to make a surrender in excess of 90% of the Surrender Value of your policy, you must specifically request a Full Surrender of your policy.  Charges for Full Surrenders will apply (see section headed “Surrender Charges” for a discussion of Surrender Charges).

A loan agreement must be executed and your policy assigned to us free of any other assignments. Outstanding Policy Loans and accrued interest reduce the policy’s death benefit and Accumulation Value.

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If you are considering requesting a Policy Loan, please ask your financial adviser for an illustration which would demonstrate not only the amount of the loan which would be available, but the impact that requesting a Policy Loan would have on your policy.

The amount of your loan will be withdrawn first from accumulation values, if any, of the Premium Reserve Rider Sub-Accounts and Fixed Account and then from policy Sub-Accounts and the Fixed Account in proportion to their values. The Premium Reserve Rider Loan Account and the Loan Account are the accounts in which Premium Reserve Rider Indebtedness and policy Indebtedness (which consists of outstanding loans and accrued interest) accrues once it is transferred out of the Premium Reserve Rider Sub-Accounts, the Premium Reserve Rider Fixed Account, the Sub-Accounts, and the Fixed Account, respectively. Amounts transferred to the Loan Account of the policy and of the Premium Reserve Rider do not participate in the performance of the Sub-Accounts or the Fixed Account of either the Premium Reserve Rider or of the policy. Loans, therefore, can affect the policy’s death benefit and Accumulation Value whether or not they are repaid. Interest on Policy Loans (from both the Premium Reserve Rider and the policy) accrues daily at an effective annual rate of 5.0% in years 1-10 and 4.1% thereafter, and is payable once a year in arrears on each Policy Anniversary, or earlier upon Full Surrender or other payment of proceeds of your policy.

The amount of your loan, plus any accrued but unpaid interest, is added to your outstanding Policy Loan balance and any Premium Reserve Rider loan balance. Unless paid in advance, loan interest due will be transferred proportionately from the Sub-Accounts and Fixed Account of the policy and the Premium Reserve Rider, respectively. This amount will be treated as an additional Policy Loan, and added to the Loan Account Value of both the policy and the Premium Reserve Rider. Lincoln Life credits interest to the Loan Account Value (of both the Premium Reserve Rider and the policy) at a rate of 4.0% in all years, so the net cost of your Policy Loan is 1.0% in years 1-10 and 0.1% thereafter.

Your outstanding loan balance may be repaid at any time during the lifetime of the insured. The Loan Account will be reduced by the amount of any loan repayment. Any repayment, other than loan interest, will be allocated to the Sub-Accounts and Fixed Account in the same proportion in which net Premium Payments are currently allocated, unless you instruct otherwise.  When making a payment to us, we will apply your payment as premiums and not loan repayments unless you specifically instruct us otherwise.

If at any time the total Indebtedness against your policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less Surrender Charges, the policy will terminate.  However, you may have a Grace Period in which to make additional payments to keep your policy in force (see section headed “Lapse and Reinstatement” for a discussion of the Grace Period provision).  In addition, the provisions of the No-Lapse Enhancement Rider may prevent policy termination (see section headed “Riders – No-Lapse Enhancement Rider” for a discussion of when this rider would prevent policy termination).  If the provisions of the No-Lapse Enhancement Rider are not preventing policy termination, the provisions for automatic transfer of any Premium Reserve Rider Accumulation Value less Indebtedness (including interest accrued but not due) may prevent termination (see section headed “Riders – Premium Reserve Rider for a discussion of the provisions of the Premium Reserve Rider relating to transfers of Premium Reserve Rider Accumulation Value to the policy).  If your policy lapses while a loan is outstanding, there may be adverse tax consequences.

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LAPSE AND REINSTATEMENT

If at any time

1)              the Net Accumulation Value of the policy is insufficient to pay the accumulated, if any, and current Monthly Deduction, and

2)              the provisions of the No-Lapse Enhancement Rider are not preventing policy termination,

then all policy coverage will terminate. This is referred to as policy lapse.

The Net Accumulation Value may be insufficient:

1)              because it has been exhausted by earlier deductions;

2)              as a result of poor investment performance;

3)              due to Partial Surrenders;

4)              due to Indebtedness for Policy Loans; or

5)              because of a combination of any of these factors.

If we have not received your Premium Payment (or payment of Indebtedness on Policy Loans or any Indebtedness under the Premium Reserve Rider) necessary so that the Net Accumulation Value of your policy is sufficient to pay the accumulated, if any, and current Monthly Deduction amount on a Monthly Anniversary Day, we will send a written notice to you, or any assignee of record. The notice will state the amount of the premium payment (or payment of Indebtedness on Policy Loans and on any Premium Reserve Rider Indebtedness) that must be paid to avoid termination of your policy.

If the amount in the notice is not paid to us within the Grace Period and any Premium Reserve Accumulation Value (less any Premium Reserve Rider Transfer Load and less any Premium Reserve Rider Indebtedness) automatically transferred at the end of the Grace Period is also insufficient to keep the policy in force, then the policy will terminate.  The Grace Period is the later of (a) 31 days after the notice was mailed, and (b) 61 days after the Monthly Anniversary Day on which the Monthly Deduction could not be paid. If the insured dies during the Grace Period, we will deduct any charges due to us from any death benefit that may be payable under the terms of the policy.

No-Lapse Protection

Your policy includes the No-Lapse Enhancement Rider.  This rider provides you with additional protection to prevent a lapse in your policy. If you meet the requirements of this rider, your policy will not lapse, even if the Net Accumulation Value under the policy is insufficient to cover the accumulated, if any, and current Monthly Deductions. It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your cash value. Also, it does not provide any type of market performance guarantee.

We will automatically issue this rider with your policy. There is no charge for this rider.

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The rider consists of the No-Lapse Value Provision and the Reset Account Value Provision. Under this rider, your policy will not lapse as long as either the No-Lapse Value or the Reset Account Value, less any Indebtedness, is greater than zero. The No-Lapse Value and Reset Account Value are Reference Rates and Fees only. If the Net Accumulation Value is insufficient to cover the accumulated, if any, and current Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing. Refer to the “No-Lapse Enhancement Rider” section of this prospectus for more information.

Your policy may also include the Overloan Protection Rider. If this rider is issued with your policy, you meet the requirements as described in this rider and have elected this benefit, your policy will not lapse solely based on Indebtedness (under both your policy and the Premium Reserve Rider) exceeding the Accumulation Value less the Surrender Charges. There is no charge for adding this rider to your policy. However, if you choose to elect the benefit, there is a one-time charge which will not exceed 5.0% of the then current Accumulation Value. Once you elect the benefit, certain provisions of your policy will be impacted as described in the rider.

Finally, your policy will include the Premium Reserve Rider.  To the extent that you have allocated Premium Payments to this rider, any rider Accumulation Value may prevent lapse of your policy.  If your policy’s Net Accumulation Value is insufficient to cover the Monthly Deductions, and the provisions of the No-Lapse Enhancement Rider are not preventing policy termination, we will send a written notice to you which will state the amount of the Premium Payment (or payment of Indebtedness on Policy Loans that must be paid to avoid termination of your policy.  If the amount in the notice is not paid to us within the Grace Period, we will automatically transfer to your policy any Premium Reserve Rider Accumulation Value (less any Premium Reserve Rider Transfer Load and less any Premium Reserve Rider Indebtedness) on the day the Grace Period ends.  If after such transfer, your policy’s Net Accumulation Value is sufficient to cover the Monthly Deductions then due, your policy will not lapse.  As with your policy, you bear the risk that investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated.  Adverse investment results will impact the Accumulation Value of the rider and, therefore, the amount of Premium Reserve Rider Accumulation Value which may be available to prevent your policy from lapsing or for providing policy benefits.

Reinstatement of a Lapsed Policy

If your policy has lapsed and the insured has not died since lapse, you may reinstate your policy within five years of the policy lapse date, provided:

1)              it has not been surrendered;

2)              there is an application for reinstatement in writing;

3)              satisfactory evidence of insurability is furnished to us and we agree to accept the risk;

4)              we receive a payment sufficient to keep your policy in force for at least two months; and

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5)              any accrued loan interest is paid and any remaining Indebtedness is either paid or reinstated.

The reinstated policy will be effective as of the Monthly Anniversary Day on or next following the date on which we approve your application for reinstatement. Surrender Charges will be reinstated as of the policy year in which your policy lapsed. Your Accumulation Value at reinstatement will be the Net Premium Payment then made less all Monthly Deductions due.

TAX ISSUES

The federal income tax treatment of your policy is complex and sometimes uncertain. The federal income tax rules may vary with your particular circumstances. This discussion does not include all the federal income tax rules that may affect you and your policy and is not intended as tax advice. This discussion also does not address other federal tax consequences, such as estate, gift and generation skipping transfer taxes, or any state and local income, estate and inheritance tax consequences, associated with the policy. You should always consult a tax adviser about the application of tax rules to your individual situation.

Taxation of Life Insurance Contracts in General

Tax Status of the Policy. Section 7702 of the Internal Revenue Code (“Code”) establishes a statutory definition of life insurance for federal tax purposes. We believe that the policy will meet the statutory definition of life insurance under the guideline premium test, which provides for a maximum amount of premium paid depending upon the insured’s age, gender, and risk classification in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, the death benefit payable will generally be excludable from the beneficiary’s gross income, and interest and other income credited will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the death of the insured, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are “adequately diversified” in accordance with Treasury Department regulations, and (2) we, rather than you, are considered the owner of the assets of the Separate Account for federal income tax purposes.

The Code also recognizes a cash value accumulation test, which does not limit premiums paid, but requires the policy to provide a minimum death benefit in relation to the policy value, depending on the insured’s age, gender, and risk classification. We do not apply this test to the policy.

Investments in the Separate Account Must be Diversified. For a policy to be treated as a life insurance contract for federal income tax purposes, the investments of the Separate Account must be “adequately diversified.” IRS regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the policy value over the policy premium payments. Although we do not control the investments of the Sub-Accounts, we expect that the Sub-Accounts will comply with the IRS regulations so that the Separate Account will be considered “adequately diversified.”

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Restriction on Investment Options. Federal income tax law limits your right to choose particular investments for the policy. Because the IRS has issued little guidance specifying those limits, the limits are uncertain and your right to allocate policy values among the Sub-Accounts may exceed those limits. If so, you would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the policy without your consent to try to prevent the tax law from considering you as the owner of the assets of the Separate Account.

No Guarantees Regarding Tax Treatment. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your policy will be treated as a life insurance contract for federal income tax purposes and that the tax law will not impose tax on any increase in your policy value until there is a distribution from your policy.

Tax Treatment of Life Insurance Death Benefit Proceeds. In general, the amount of the death benefit payable from a policy because of the death of the insured is excludable from gross income. Certain transfers of the policy for valuable consideration, however, may result in a portion of the death benefit being taxable. If the death benefit is not received in a lump sum and is, instead, applied to one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary’s income and amounts attributable to interest (accruing after the insured’s death) which will be includible in the beneficiary’s income.

Tax Deferral During Accumulation Period. Under existing provisions of the Code, except as described below, any increase in your policy value is generally not taxable to you unless amounts are received (or are deemed to be received) from the policy prior to the insured’s death. If there is a total withdrawal from the policy, the Surrender Value will be includible in your income to the extent the amount received exceeds the “investment in the contract.” (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the Owner.) The “investment in the contract” generally is the aggregate amount of Premium Payments and other consideration paid for the policy, less the aggregate amount received previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the policy constitute income to you depends, in part, upon whether the policy is considered a “Modified Endowment Contract” (a “MEC”) for federal income tax purposes.

Policies Which Are MECs

Characterization of a Policy as a MEC. A Modified Endowment Contract (MEC) is a life insurance policy that meets the requirements of Section 7702 and fails the “7-pay test” of 7702A of the Code. A policy will be classified as a MEC if premiums are paid more rapidly than allowed by the “7-pay test”, a test that compares actual paid premium in the first seven years against a pre-determined premium amount as defined in 7702A of the Code. A policy may also be classified as a MEC if it is received in exchange for another policy that is a

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MEC. In addition, even if the policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a material change of the policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven policy years following the last material change.

Tax Treatment of Withdrawals, Loans, Assignments and Pledges under MECs. If the policy is a MEC, withdrawals from your policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the policy value exceeds the investment in the policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) any portion of your policy value, as a withdrawal of such amount or portion. Your investment in the policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.

Penalty Taxes Payable on Withdrawals. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age 59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy).  None of the penalty tax exceptions apply to a taxpayer who is not an individual.

Special Rules if You Own More than One MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of a withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.

Policies Which Are Not MECs

Tax Treatment of Withdrawals. If the policy is not a MEC, the amount of a withdrawal from the policy will generally be treated first as a non-taxable recovery of Premium Payments and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the policy immediately before the withdrawal.

Certain Distributions Required by the Tax Law in the First 15 Policy Years. Section 7702 places limitations on the amount of Premium Payments that may be made and the policy values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.

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Tax Treatment of Loans. If your policy is not a MEC, a loan you receive under the policy is generally treated as your indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the policy remains in force. Nevertheless, in those situations where the interest rate credited to the Loan Account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a policy lapses (or if all policy value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income.

Other Considerations

Insured Lives Past Age 121. If the insured survives beyond the end of the mortality table, which is used to measure charges for the policy and which ends at age 121, and death benefit option 1 is in effect, in some circumstances the policy value may equal or exceed the specified amount level death benefit.  In such cases, we believe your policy will continue to qualify as life insurance for federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the cash value in the year the insured attains age 121.

Compliance with the Tax Law. We believe that the maximum amount of Premium Payments we have determined for the policies will comply with the federal tax definition of life insurance. We will monitor the amount of premium payments.

If at any time you pay a premium that would exceed the amount allowable to permit the policy to continue to qualify as life insurance, we will either refund the excess premium to you within 60 days of the end of the policy year or, if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess premium in a premium deposit fund and apply it to the policy later in accordance with your instructions.  We will credit interest at an annual rate that we may declare from time to time on advance premium deposit funds.

The policy will be allowed to become a MEC under the Code only with your consent.  If you pay a premium that would cause your policy to be deemed a MEC and you do not consent to MEC status for your policy, we will either refund the excess premium to you within 60 days of the end of the policy year, offer you the opportunity to apply for an increase in Death Benefit, or if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess in a premium deposit fund and apply it to the policy on the next, succeeding policy anniversary when the premium no longer causes your policy to be deemed a MEC in accordance with your premium allocation instructions on file at the time the premium is applied.

Any interest and other earnings will be includible in income subject to tax as required by law.

Disallowance of Interest Deductions. Interest on policy loan indebtedness is not deductible.

If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the beneficiary of a policy issued after June 8, 1997, a portion of the interest on Indebtedness unrelated to the policy may not be deductible by the entity. However, this rule does not apply

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to a policy owned by an entity engaged in a trade or business which covers the life of an individual who is a 20% owner of the entity, or an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner’s spouse at the time first covered by the policy.

In the case of an “employer-owned life insurance contract” as defined in the tax law that is issued (or deemed to be issued) after August 17, 2006, the portion of the death benefit excludable from gross income generally will be limited to the premiums paid for the contract.  However, this limitation on the death benefit exclusion will not apply if certain notice and consent requirements are satisfied and one of several exceptions is satisfied.  These exceptions include circumstances in which the death benefit is payable to certain heirs of the insured to acquire an ownership interest in a business, or where the contract covers the life of a director or an insured who is “highly compensated” within the meaning of the tax law.  These rules, including the definition of an employer-owned life insurance contract, are complex, and you should consult with your advisers for guidance as to their application.

Federal Income Tax Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

Changes in the Policy or Changes in the Law. Changing the owner, exchanging the policy, and other changes under the policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

Fair Value of Your Policy

It is sometimes necessary for tax and other reasons to determine the “value” of your policy. The value can be measured differently for different purposes. It is not necessarily the same as the Accumulation Value or the Net Accumulation Value. You, as the Owner, should consult with your advisers for guidance as to the appropriate methodology for determining the fair market value of the policy.

Tax Status of Lincoln Life

Under existing federal income tax laws, the Company does not pay tax on investment income and realized capital gains of the Separate Account. However, the Company does expect, to the extent permitted under Federal tax law, to claim the benefit of the foreign tax credit as the owner of the assets of the Separate Account.  Lincoln Life does not expect that it will incur any federal income tax liability on the income and gains earned by the Separate

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Account.  We, therefore, do not impose a charge for federal income taxes.  If federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a Premium Payment and/or freeze a policy owner’s account. This means we could refuse to honor requests for transfers, withdrawals, surrenders, loans, assignments, beneficiary changes or death benefit payments. Once frozen, monies would be moved from the Separate Account to a segregated interest-bearing account maintained for the policy owner, and held in that account until instructions are received from the appropriate regulator. We also may be required to provide additional information about a policy owner’s account to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of its business, the Company is involved in various pending or threatened legal proceedings arising from the conduct of its business. In some instances, the proceedings include claims for unspecified damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.

After consultation with legal counsel and a review of available facts, it is management’s opinion that the proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting the financial position of the Company, or the financial position of the Separate Account or the Principal Underwriter.  However, given the large and indeterminate amounts sought in certain of these proceedings and the inherent difficulty in predicting the outcome of such legal proceedings, it is possible that an adverse outcome in certain matters could be material to our operating results for any particular reporting period.

FINANCIAL STATEMENTS

The financial statements of the Separate Account, and the financial statements of the Company (formerly known as Jefferson Pilot LifeAmerica Insurance Company), are located in the SAI.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Additional information about Lincoln Life, the Separate Account and your policy may be found in the Statement of Additional Information (SAI).

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Contents of the SAI

GENERAL INFORMATION

Lincoln Life

Registration Statement

Changes of Investment Policy

Principal Underwriter

Disaster Plan

Advertising

SERVICES

Independent Registered Public Accounting Firm

Accounting Services

Checkbook Service for Disbursements

Administrative Services

POLICY INFORMATION

Case Exceptions

Assignment

Transfer of Ownership

Beneficiary

Right to Convert Contract

Change of Plan

Settlement Options

Deferment of Payments

Incontestability

Misstatement of Age or Sex

Suicide

PERFORMANCE DATA

FINANCIAL STATEMENTS

Separate Account

Company

The SAI may be obtained, at no cost to you, by contacting our Administrative Office at the address or telephone number listed on the first page of this prospectus. Your SAI will be sent to you via first class mail within three business days of your request. You may make inquiries about your policy to this same address and telephone number.

You may request personalized illustrations of death benefits and policy values from your financial adviser without charge.

You may review or copy this prospectus, the SAI, or obtain other information about the Separate Account at the Securities and Exchange Commission’s Public Reference Room. You should contact the SEC at (202) 551-8090 to obtain information regarding days and hours the reference room is open. You may also view information at the SEC’s Internet site, http://www.sec.gov. Copies of information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-0102.

This prospectus, the funds prospectus, and the SAI are also available on our internet site, www.LFG.com

Lincoln Life Flexible Premium Variable Life Account M

1933 Act Registration No. 333-            148917

1940 Act Registration No. 811-08559

End of Prospectus

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APPENDIX A

EXAMPLE OF SURRENDER CHARGE CALCULATIONS

The following hypothetical examples demonstrate the impact of Surrender Charges under different scenarios for a male, standard non-tobacco, issue age 45 with an Initial specified amount of $1,000,000, no Indebtedness, assumed investment return of 8.00% (7.24% net), and a planned annual premium payment of $15,000 (all amounts shown for each policy year end in each of the tables below are in dollars):

1)              Fully Surrender the policy at the end of the representative policy years shown:

End of Year	Accumulation Value	Surrender Charge	Surrender Value
1	9,735	26,160	0
10	123,430	11,120	112,310
16	262,565	0	262,565

In the table above, the Surrender Charge at the end of year 1 would be:

a)              26.16 multiplied by

b)             1,000 ($1,000,000 divided by 1,000),

or $26,160.

2)              Decrease the Initial specified amount by $500,000 from $1,000,000  to $500,000 at the end of the representative policy years shown:

End of Year	Surrender Charge
1	6,540
5	5,033
11	0

In the table above, the Surrender Charge at the end of year 1 would be:

a)              26.16 multiplied by

b)             250 ($500,000 minus $250,000 ($1,000,000 multiplied by 25%) divided by 1,000),

or $6,540

•                  In the table above, Surrender Charges were only imposed on that part of the Reduction in Initial specified amount which exceeded 25% of the Initial specified amount.  Therefore, only $250,000 of the requested $500,000 Reduction in the Initial specified amount is assessed a Surrender Charge.

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3)              Increase the specified amount by $500,000 from $1,000,000 to $1,500,000 at the beginning of year 7, at attained age 52, standard non-tobacco, and then Fully Surrender the policy at the end of the representative policy years shown:

End of Year	Accumulation Value	Surrender Charge on Initial $1,000,000 of Specified Amount	Surrender Charge on Additional $500,000 of Specified Amount	Total Surrender Charge	Surrender Value
9	94,754	13,070	13,895	26,965	67,789
12	134,012	6,960	11,045	18,005	116,007
16	198,742	0	6,685	6,685	192,057
21	309,647	0	0	0	309,647

In the table above, the Surrender Charge at the end of year 9 would be:

a)              i)                                         13.07 multiplied by

ii)              1,000 ($,1,000,000 divided by 1,000), plus

b)             i)                                         27.79 multiplied by

ii)              500 ($500,000 divided by 1,000),

or $26,965

•                  At the end of year 9 and 12, the Surrender Charge equals the charge on the Initial specified amount plus the charge on the additional specified amount.

•                  At the end of year 16, the Surrender Charge for the Initial specified amount would have expired.

•                  At the end of year 21, the Surrender Charge for both the Initial and additional specified amount would have expired.

4)              Increase the specified amount by $500,000 from $1,000,000 to $1,500,000 at the beginning of year 7, at attained age 52, standard non-tobacco, and then decrease the specified amount by $900,000 from $1,500,000 to $600,000 at the end of the representative policy years shown:

End of Year	Surrender Charge on Initial $1,000,000 of Specified Amount	Surrender Charge on Additional $500,000 of Specified Amount	Total Surrender Charge
9	1,961	10,421	12,382
12	0	8,284	8,284
21	0	0	0

In the table above, the Surrender Charge at the end of year 9 would be:

a)              i)                                         13.07 multiplied by

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ii)              150 ($400,000 minus $250,000 ($1,000,000 multiplied by 25%) divided by $1,000), plus

b)             i)                                         27.79 multiplied by

ii)              375 ($500,000 minus $125,000 ($500,000 multiplied by 25%) divided by 1,000),

or $12,382.

•                  In the table above, Surrender Charges were only imposed on that part of the Reduction in Initial specified amount which exceeded 25% of the Initial specified amount and on that part of the reduction of the increase in specified amount which exceeded 25% of the increase in specified amount.  Therefore, only $375,000 of the $500,000 increase in specified amount being surrendered is assessed a Surrender Charge and only $150,000 of the $400,000 of the Initial specified amount being reduced is assessed a Surrender Charge.

•                  At the end of year 9, the Surrender Charge equals the charge on the Initial specified amount plus the charge on the additional specified amount.

•                  At the end of year 12, the Surrender Charge for a decrease on the Initial specified amount would have expired after year 10.

•                  At the end of year 21, the Surrender Charge for a decrease on both the Initial and additional specified amount would have expired after year 17.

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FREDERICK C. TEDESCHI, VICE PRESIDENT

AND ASSOCIATE GENERAL COUNSEL

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

ONE GRANITE PLACE

CONCORD, NEW HAMPSHIRE 03301

Phone: 603-226-5105

Fax: 603-226-5448

Frederick.Tedeschi@LFG.com

October 2, 2008

Ellen J. Sazzman, Esquire

Senior Counsel

Office of Insurance Products

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549-4644

Re:                   Lincoln Life & Annuity Flexible Premium Variable Life Account M of Lincoln Life & Annuity Company of New York — Registration Statement on Form N-6; File No: 333-148917

Dear Ms. Sazzman:

Thank you for taking the time to discuss your further comments on our informal response of April 25, 2008 to the SEC Staff Comment Letter.

I believe I have set forth below the substance of your further comments and suggestions.  The revisions made in response to those comments and suggestions are set forth below.  The page numbers in italics preceding new or redrafted language refer to the enclosed marked courtesy copy of the prospectus.  The markings below show only the changes made in response to all of your further comments.  However, as you requested, the marked courtesy copy retains the markings of changes made with our initial filing as well as marking the changes made in response to your comments both on this filing and, where applicable, on our recently effective AssetEdge filing (File No. 333-146507).  In addition, I include an additional courtesy copy marked only to reflect the changes made as a result of our telephone conference on May 22, 2008.  The page references in italics following our response refer to pages in that additional courtesy copy.

1.                        Fee Table (p.9)

SEC Staff Comment:  Please disclose in a footnote to the surrender charge fee listing that partial surrenders are limited to not more than 90% of the surrender value of the policy.

Response:  The following footnote will be added as a new footnote to the Surrender Charge fee listing (p.9):

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You may request one or more Partial Surrenders totaling 90% of your policy’s Surrender Value without the imposition of a Surrender Charge.  If you wish to surrender more than 90% of your policy’s Surrender Value, you must request a Full Surrender of your policy, which is subject to the Surrender Charge reflected in the table above.  (See section headed “Partial Surrenders” for a discussion of Partial Surrenders of your policy.)

2.                        Premium Load (Fee Table p. 9 and Premium Load discussion p. 25)

SEC Staff Comment:  You have indicated that the Staff will consider further whether the factors taken into consideration in determining premium load, particularly premium taxes, should be separately stated.

Response:  As noted in our letter dated April 25, 2008, there is no separate charge for premium taxes imposed by the policy.  The maximum sales charge imposed on premiums (load) of 7.0% (4.0% in policy years 21 and later) is anticipated to cover the company’s costs for sales expenses and any policy-related state and federal tax liabilities.  In considering policy-related state taxes, the Company considers the average of the taxes imposed by the states rather than any taxes specifically imposed by the state in which the policy owner resides.  In addition, the Company does not reserve the right to adjust the amount of the premium load in the event that any of the factors being considered, including but not limited to premium taxes and sales related expenses, should increase from those which the Company projected in determining the charge.  Under such circumstances, we believe that Instruction 1 (c) to Item 3 permits our presentation.

3.                        Surrender Charges (pp. 25-28)

SEC Staff Comment:  Please provide examples of how the surrender charge would be calculated for each of the circumstances described in the prospectus.

Response:  The following sentence will be added to the end of the fourth paragraph of this section (p. 24):

In addition, an example of how the various actions described below would impact the Surrender Charge is included in Appendix A to this prospectus.

The following examples, which follow the format used for our recently effective AssetEdge filing (File No. 333-146507) will be included in Appendix A to the prospectus (the footnotes to examples 2 and 4, which also demonstrate that a VULONE2007 policy owner may reduce the specified amount by up to 25% of the initial specified amount and of each increase in specified amount without imposition of a surrender charge, have been expanded to discuss for the reader how this provision works):

The following hypothetical examples demonstrate the impact of Surrender Charges under different scenarios for a male, standard non-tobacco, issue age 45 with an Initial specified amount of $1,000,000, no Indebtedness, assumed investment return of 8.00% (7.24% net), and a planned annual premium payment of $15,000:

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1)              Fully Surrender the policy at the end of the representative policy years shown:

End of Year	Accumulation Value	Surrender Charge	Surrender Value
1	9,735	26,160	0
10	123,430	11,120	112,310
16	262,565	0	262,565

In the table above, the Surrender Charge at the end of year 1 would be:

a)              26.16 multiplied by

b)             1,000 ($1,000,000 divided by 1,000),

or $26,160.

2)              Decrease the Initial specified amount by $500,000 from $1,000,000  to $500,000 at the end of the representative policy years shown:

End of Year	Surrender Charge
1	6,540
5	5,033
11	0

In the table above, the Surrender Charge at the end of year 1 would be:

a)              26.16 multiplied by

b)             250 ($500,000 minus $250,000 ($1,000,000 multiplied by 25%) divided by 1,000),

or $6,540

•                  In the table above, Surrender Charges were only imposed on that part of the Reduction in Initial specified amount which exceeded 25% of the Initial specified amount.  Therefore, only $250,000 of the requested $500,000 Reduction in the Initial specified amount is assessed a Surrender Charge.

3)              Increase the specified amount by $500,000 from $1,000,000 to $1,500,000 at the beginning of year 7, at attained age 52, standard non-tobacco, and then Fully Surrender the policy at the end of the representative policy years shown:

End of Year	Accumulation Value	Surrender Charge on Initial $1,000,000 of Specified Amount	Surrender Charge on Additional $500,000 of Specified Amount	Total Surrender Charge	Surrender Value
9	94,754	13,070	13,895	26,965	67,789
12	134,012	6,960	11,045	18,005	116,007
16	198,742	0	6,685	6,685	192,057
21	309,647	0	0	0	309,647

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In the table above, the Surrender Charge at the end of year 9 would be:

a)              i)    13.07 multiplied by

ii)   1,000 ($,1,000,000 divided by 1,000), plus

b)             i)    27.79 multiplied by

ii)   500 ($500,000 divided by 1,000),

or $26,965

•                  At the end of year  9 and 12, the Surrender Charge equals the charge on the Initial specified amount plus the charge on the additional specified amount.

•                  At the end of year 16, the Surrender Charge for the Initial specified amount would have expired.

•                  At the end of year  21, the Surrender Charge for both the Initial and additional specified amount would have expired.

4)              Increase the specified amount by $500,000 from $1,000,000 to $1,500,000 at the beginning of year 7, at attained age 52, standard non-tobacco, and then decrease the specified amount by $900,000 from $1,500,000 to $600,000 at the end of the representative policy years shown:

End of Year	Surrender Charge on Initial $1,000,000 of Specified Amount	Surrender Charge on Additional $500,000 of Specified Amount	Total Surrender Charge
9	1,961	10,421	12,382
12	0	8,284	8,284
21	0	0	0

In the table above, the Surrender Charge at the end of year 9 would be:

a)              i)    13.07 multiplied by

ii)   150 ($400,000 minus $250,000 ($1,000,000 multiplied by 25%) divided by $1,000), plus

b)             i)    27.79 multiplied by

ii)   375 ($500,000 minus $125,000 ($500,000 multiplied by 25%) divided by 1,000),

or $12,382.

•                  In the table above, Surrender Charges were only imposed on that part of the Reduction in Initial specified amount which exceeded 25% of the Initial specified amount and on that part of the reduction of the increase in specified amount which exceeded 25% of the increase in specified amount.  Therefore, only $375,000 of the $500,000 increase in specified amount being surrendered is assessed a Surrender Charge and only $150,000 of the $400,000 of the Initial specified amount being reduced is assessed a Surrender Charge.

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•                  At the end of year  9, the Surrender Charge equals the charge on the Initial specified amount plus the charge on the additional specified amount.

•                  At the end of year 12, the Surrender Charge for a decrease on the Initial specified amount would have expired after year 10.

•                  At the end of year  21, the Surrender Charge for a decrease on both the Initial and additional specified amount would have expired after year 17.

4.                        Right to Examine Period (p.33)

SEC Staff Comment:  The Staff has advised that the position of the SEC is that the free look must provide for payment to the policy owner of the Surrender Value if the Surrender Value exceeds premium payments.

Response:  The section headed “Right to Examine Period” will be revised to read as follows (p. 31):

You may return your policy to us for cancellation within 45 days after the application is signed or ten days after you receive it (60 days after receipt for policies issued in replacement of other insurance). This is called the right to examine period. If the policy is returned for cancellation within the Right to Examine Period, we will refund to you the greater of (a) all Premium Payments less any Indebtedness; or (b) the sum of: (i) the Accumulation Value less any Indebtedness, on the date the returned policy is received by us, plus (ii) any charges and fees imposed under the policy’s terms . If a Premium Payment was made by check, there may be a delay until the check clears.

Any Net Premium Payments received by us within ten days of the date the policy was issued will be held in the Money Market Sub-Account. At the end of that period, it will be allocated to the Sub-Accounts and the Fixed Account, if applicable, which you designated. If the policy is returned for cancellation within the Right to Examine Period, we will return to you the greater of (a) all Premium Payments less any Indebtedness; or (b) the sum of: (i) the Accumulation Value less any Indebtedness, on the date the returned policy is received by us, plus (ii) any charges and fees imposed under the policy’s terms.

5.                        Riders (p.38)

SEC Staff Comment:  Please disclose specifically which of the riders will enhance or restrict the terms of the policy.

Response:  The first paragraph of the section headed “Riders” will be revised to read as follows (p. 35):

We may offer you riders to your policy from time to time. Riders may alter the benefits or charges in your policy. Election of riders may have tax consequences to you. Also, exercising a rider will enhance or restrict the benefits otherwise available under your policy; any such enhancements or restrictions are discussed when the terms of the rider is discussed.   (See

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discussion of each rider in the sub-sections headed “Waiver of Monthly Deduction Rider”, “Change of Insured Rider”, “Estate Tax Repeal Rider”, “No-Lapse Enhancement Rider”, “Overloan Protection Rider”, and “Premium Reserve Rider”. Consult your financial and tax advisers before adding riders to, or deleting them from, your policy.  Please ask your financial adviser for an illustration that reflects the impact of adding a rider to your policy or deleting a rider form your policy before you make your decision.

Some of the riders discussed below are optional and you must decide whether to apply for those riders.  Optional riders include the Waiver of Monthly Deduction Rider, the Change of Insured Rider, and the Estate Tax Repeal Rider.   The No-Lapse Enhancement Rider, the Premium Reserve Rider, and the Overloan Protection Rider will automatically be included with your policy.

6.                        Estate Tax Repeal Rider (p. 40)

SEC Staff Comment:  The use of the term “Estate Tax Repeal” is confusing when the section discussion largely relates to extension of repeal or delay in the effective date.  Please consider revising to clarify the actions which trigger the rider benefits.

Response:  The Estate Tax Repeal Rider section will be revised to read as follows (pp. 36-37):

Estate Tax Repeal Rider. If desired, you must select this rider when you initially apply for your insurance policy.  You should discuss with your financial and tax advisers whether, and the extent to which, the benefits of this rider would assist you in reaching your long term financial, estate planning, and other goals.  For example, if you and your financial and tax advisers determined that this policy is to be purchased solely for the purpose of reducing federal estate taxes, you should discuss with your financial and tax advisers what impact possible Congressional action (or inaction) with respect to the federal estate tax may have on your estate or other plans.  There is a one-time $250 charge at issue for this rider.

Under the Economic Growth and Tax Relief Reconciliation Act of 2001 (H.R. 1836) (“EGTRRA”), the Federal Estate Tax law will be repealed effective on and after January 1, 2010.  However, EGTRRA also provided that this repeal is only temporary, and unless Congress acts by December 31, 2010 (with such action being effective as of January 1, 2010) to extend the repeal or to make the repeal permanent, the estate tax will be reinstated on January 1, 2011.

This rider gives you the right to cancel your policy for an amount equal to the Surrender Value of the policy plus any applicable Surrender Charge under certain circumstances.  You may exercise your right under this rider to cancel your policy if (i) the EGTRRA repeal of the Federal Estate Tax law is made permanent; or (ii) the temporary repeal expiration date (that is, January 1, 2011) is extended for at least two years beyond January 1, 2011.

Your right to cancel your policy must be exercised within 12 months from the later of (i) January 1, 2010, or (ii) the date in 2010 upon which legislation is enacted and signed into law which either permanently repeals the Federal

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Estate Tax law or extends for at least two years the temporary repeal expiration date (that is January 1, 2011).

This rider terminates on the earliest of:

1)              one year from the “start date” (which is the later of (i) January 1, 2010, or (ii) the date in 2010 upon which legislation is enacted and signed into law which either permanently repeals the Federal Estate Tax law or extends for at least two years the temporary repeal expiration date (that is January 1, 2011);

2)              December 31, 2010, provided no legislation has been enacted and signed into law which either permanently repeals the Federal Estate Tax law or extends for at least two years the temporary repeal expiration date (that is January 1, 2011);

3)              the date you request termination of the rider;

4)              termination of your policy; or

5)              Full Surrender of your policy prior to the “start date”.

If your policy lapses but is reinstated, the rider will likewise be reinstated, provided such reinstatement occurs before 1), 2), or 3) above.

7.a.               No-Lapse Enhancement Rider (p. 41)

SEC Staff Comment:  The “requirements” referred to in subparagraph 1) of the second paragraph of this section appears to include more than those listed in the sub-section headed “Rider Termination”.  Aren’t there requirements to make certain premium payments, for example?  Please clarify in this sub-paragraph or in a discussion following the listing of the three conditions.

Response:  The second paragraph of this section will be revised to read as follows (pp. 37-38):

If the Net Accumulation Value under the policy is insufficient to cover the Monthly Deductions, the policy will not lapse as long as three conditions are met:

1)              the rider has not terminated (see subsection headed “Rider Termination” for more information about when the rider terminates);

2)              the rider is providing lapse protection (that is, the duration of lapse protection has not ended); and

3)              either the “No-Lapse Value” or the “Reset Account Value”, less any Indebtedness, is greater than zero.

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7.b                    No-Lapse Enhancement Rider  (pp. 41)

SEC Staff Comment:  Please clarify what the word duration means in subparagraph 2).

Response:  “Duration of lapse protection” means the period during which the protection of the No-Lapse Enhancement Rider is available.  The fourth sentence of the introductory first paragraph of this section discloses to the reader how the duration is determined (p. 37):

The duration of lapse protection provided by this rider will be determined monthly, and will vary based on Net Premium Payments made, interest credited, the amount of any Partial Surrenders, and rates and fees for the rider.

7.c.                  No-Lapse Enhancement Rider (p. 42)

SEC Staff Comment:  Please clarify whether the calculation of the No-Lapse Value on each Monthly Anniversary Day reflects only Net Premium Payments, Partial Surrenders, and interest credited since the last Monthly Anniversary Day or are those amounts cumulative from the Policy Date.  Please also clarify on what amount the interest is credited.

Response:  The paragraph which discusses the calculation of the No-Lapse Value will be revised to read as follows (pp. 38-39):

On each Monthly Anniversary Day (see section headed “Policy Charges and Fees” for a discussion of “Monthly Anniversary Day”), the No-Lapse Value will be calculated as 1), plus 2), minus 3) plus 4), minus 5), minus 6) where:

1)              is the No-Lapse Value on the preceding Monthly Anniversary Day;

2)              is all Net Premium Payments received since the preceding Monthly Anniversary Day;

3)              is the amount of any Partial Surrenders (i.e., withdrawals) under the policy since the preceding Monthly Anniversary Day;

4)              is accumulated interest credited to the No-Lapse Value:

5)              is the No-Lapse Monthly Deduction for the month following the Monthly Anniversary Day; and

6)              is the Surrender Charge for any Reduction in Specified Amount on the Monthly Anniversary Day.

On any day other than a Monthly Anniversary Day, the No-Lapse Value will be the No-Lapse Value as of the preceding Monthly Anniversary Day, plus all Net Premium Payments received since the preceding Monthly Anniversary Day, less Partial Surrenders, plus accumulated interest credited to the No-Lapse Value.

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The No-Lapse Value on the Policy Date will be the initial Net Premium Payment received less the No-Lapse Monthly Deduction for the first policy month.

7.d.                 No-Lapse Enhancement Rider (p. 42)

SEC Comment:  Please clarify in the paragraph following the calculation of the No-Lapse Value that the “monthly cost of any additional benefits provided by other riders that have their own charges” means that the charge for the rider shown in the Fee Table is the charge included in the No-Lapse Monthly Deduction.

Response:   The first sentence of the paragraph following the calculation of the No-Lapse Value has been revised to read as follows (p.39):

The No-Lapse Monthly Deduction is the No-Lapse Monthly Cost of Insurance, plus the monthly charge, if any, for other riders, and plus the No-Lapse Monthly Administrative Fee.

7.e.                  No-Lapse Enhancement Rider (p. 43)

SEC Staff Comment:  Please whether the calculation of the Reset Account Value on each Monthly Anniversary Day reflects only Net Premium Payments, Partial Surrenders, and interest credited since the last Monthly Anniversary Day or are those amounts cumulative from the Policy Date.  Please also clarify on what amount the interest is credited.

Response:  The paragraph which discusses the calculation of the Reset Account Value will be revised to read as follows (p.40):

On each Monthly Anniversary Day (see section headed “Policy Charges and Fees” for a discussion of “Monthly Anniversary Day”), the Reset Account Value will be calculated as 1), plus 2), minus 3), plus 4), minus 5), minus 6) where:

1)              is the Reset Account Value on the preceding Monthly Anniversary Day;

2)              is all Net Premium Payments received since the preceding Monthly Anniversary Day;

3)              is the amount of any Partial Surrenders (i.e., withdrawals) under the policy since the preceding Monthly Anniversary Day:

4)              is accumulated interest credited to the Reset Account Value;

5)              is the Reset Account Monthly Deduction for the month following the Monthly Anniversary Day; and

6)              is the Surrender Charge for any Reduction in Specified Amount on the Monthly Anniversary Day.

On any day other than a Monthly Anniversary Day, the Reset Account Value will be the Reset Account Value as of the preceding Monthly Anniversary Day, plus all Net Premium Payments received since the preceding Monthly Anniversary

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Day, less Partial Surrenders, plus accumulated interest credited to the Reset Account Value.

The Reset Account Value on the Policy Date will be the initial Net Premium Payment received less the Reset Account Monthly Deduction for the first policy month.

7.f.                    No-Lapse Enhancement Rider (p. 43)

SEC Staff Comment:  Please define the term “policy anniversary”.

Response:  A definition of the term policy anniversary will be added to the glossary and the term “policy anniversary” will be capitalized.

Policy Anniversary:  The same date (month and day) each Policy Year equal to the Policy Date, or the next Valuation Day if the Policy Anniversary is not a Valuation Day or is nonexistent for the year.

7.g.                 No-Lapse Enhancement Rider (pp. 43-44)

SEC Staff Comment:  Please consider separating or otherwise clarifying the discussions of the No-Lapse Value from the Reset Account Value, particularly with respect to the discussion of what is paid under each provision on the death of the insured.

Response:   The section headed “No-Lapse Enhancement Rider” will be revised to add additional sub-headings as follows:

•                  Before the second paragraph of the section, the following sub-heading will be added:

No-Lapse Protection.

•                  Before the ninth paragraph of the section, the following sub-heading will be added:

The No-Lapse Value.

•                  Before the twelfth paragraph of the section, the following sub-heading will be added:

The Reset Account Value.

•                  Before the sixteenth paragraph of the section, the following sub-heading will be added:

Death Benefits Under the Rider and the Policy.

•                  Before the twenty-ninth paragraph of the section, the following sub-heading will be added:

Automatic Rebalancing Required.

•                  Before the thirty-first paragraph of the section, the following sub-heading will be added:

Duration of No-Lapse Protection.

An excerpt of this section, to which the new sub-headings have been added, is enclosed.

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7.h.                 No-Lapse Enhancement Rider (pp. 43-44)

SEC Staff Comment:  Please clarify subparagraph 1) of the discussion of the death benefit provided by the Reset Account Value Provision Death Benefit”.

Response:  The subparagraph will be revised to read as follows (p. 41):

1)              a)              the lesser of

(i) the current specified amount and

(ii) Initial specified amount, minus

b)             Indebtedness, and minus

c)              any Partial Surrenders (i.e., withdrawals) after the date of death;

7.i.                     No-Lapse Enhancement Rider (p. 48)

SEC Staff Comment:  Please indicate, if it be the case, that reducing the monthly charges will reduce the no-lapse protection.

Response:  The first paragraph of the Benefit Selection Option section will be revised to read as follows (pp. 44-45):

With this option, you can select a balance between potentially greater Accumulation Value and the death benefit protection provided by the No-Lapse Enhancement Rider.  When considering this option, you should consider the amount of market risk which is appropriate for you and your circumstances.  This option is designed to reduce the charges for the per $1,000 of specified amount monthly administrative expense fee (the “Monthly Administrative Expense Fee”) deducted from your policy and thereby reduce the cost of the death benefit provided by your policy.  Therefore, if you elect to reduce the death benefits provided by this rider by electing a Benefit Selection Option percentage greater than zero, you will reduce the monthly charges deducted from your policy’s Accumulation Value.  By reducing the monthly charges deducted from your policy’s Accumulation Value, you have the opportunity to have a larger Accumulation Value allocated to the Fixed Account and invested in the Sub-Accounts, but will receive a reduced death benefit protection provided by the No-Lapse Enhancement Rider.

8.                           Premium Reserve Rider (p. 50)

SEC Staff Comment:  Please note the 3% deduction on page 50 in bold.

Response:  As we noted in our prior response, we believe that the 3% deduction and the timing of this deduction are both clearly disclosed in the fee tables on page 12.  We also believe that highlighting this charge may create concerns as to why other charges are not also highlighted.  Finally, we have a Company policy which prohibits our field sales force from highlighting any parts of the prospectus for the same reasons.

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9.                           Partial Surrenders (p. 61)

SEC Staff Comment:  Please explain how partial surrenders would reduce the specified amount.

Response:  The description of the impact of a partial surrender when Death Benefit Option 1 is in effect will be revised to read as follows (p. 59):

Death Benefit

Option in Effect          Impact of Partial Surrender

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The specified amount will be reduced by the greater of:

a.               zero; or

b.              an amount equal to the amount of the Partial Surrender minus the result of [(1) minus (2)] divided by (3) where:

(1)          is an amount equal to the Accumulation Value on the Valuation Day immediately prior to the Partial Surrender multiplied by the applicable percentage shown in the Corridor Percentages Table in the policy specifications;

(2)          is the specified amount immediately prior to the Partial Surrender; and

(3)          is the applicable percentage shown in the Corridor Percentages Table in the policy specifications.

Upon receipt of your acceptance of this response and the corresponding changes to the prospectus, we will file an amendment to the registration statement incorporating all the changes since the initial filing, accompanied by a request for acceleration.  If possible, we would appreciate your response by October 14, 2008, so that we can achieve effectiveness by October 27, 2008.

Thank you very much for all your assistance with our filing.

Sincerely yours,

/s/ Frederick C. Tedeschi

Vice President and Associate
General Counsel

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 10/2/08

Courtesy Copy

 Marked to reflect changes from LNL VULONE2007

 Cumulatively marked

 Includes changes In response to SEC Comments of May 22, 2008 and AssetEdge changes

Lincoln Life & Annuity Flexible Premium Variable Life Account M

Lincoln Life & Annuity Company of New York

Home Office Location:

100 Madison Street

Suite 1860

Syracuse, New York 13202

(888) 223-1860

Administrative Office:

Customer Service Center

One Granite Place

Concord, New Hampshire 03301

(800) 444-2363

A Flexible Premium Variable Life Insurance Policy

This prospectus describes Lincoln VULONE2007, a flexible premium variable life insurance contract (the “policy”), offered by Lincoln Life & Annuity Company of New York (“Lincoln Life”, “the Company”, “we”, “us”, “our”). The policy provides for death benefits and policy values that may vary with the performance of the underlying investment options. Read this prospectus carefully to understand the policy being offered.

The policy described in this prospectus is available only in New York.

You, the owner, may allocate net premiums to the variable Sub-Accounts of our Flexible Premium Variable Life Account M (“Separate Account”), or to the Fixed Account. Each Sub-Account invests in shares of a certain fund. Those funds are known as the Elite Series of funds (the “funds”), and such funds are offered by the following fund families. Comprehensive information on the funds may be found in the funds prospectus which is furnished with this prospectus.

• AllianceBernstein Variable Products Series Fund, Inc.

• American Century Investments Variable Portfolios, Inc.

• American Funds Insurance Series

• Delaware VIP Trust

• Fidelity Variable Insurance Products

• Franklin Templeton Variable Insurance Products Trust

• Lincoln Variable Insurance Products Trust

• MFS ® Variable Insurance Trust

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Additional information on Lincoln Life, the Separate Account and this policy may be found in the Statement of Additional Information (the “SAI”). See the last page of this prospectus for information on how you may obtain the SAI.

To be valid, this prospectus must have the current funds’ prospectuses with it.  Keep all prospectuses for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or determined this prospectus is accurate or complete. It is a criminal offense to state otherwise.

Prospectus Dated:                     , 2008

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LAPSE AND REINSTATEMENT	62
No-Lapse Protection	62
Reinstatement of a Lapsed Policy	63

TAX ISSUES	64
Taxation of Life Insurance Contracts in
General	64
Policies Which Are MECs	65
Policies Which Are Not MECs	66
Other Considerations	67
Fair Value of Your Policy	68
Tax Status of Lincoln Life	68

RESTRICTIONS ON FINANCIAL TRANSACTIONS	69

LEGAL PROCEEDINGS	69

FINANCIAL STATEMENTS	69

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION	69

APPENDIX A — Examples of Surrender Charge Calculation	71

GLOSSARY OF TERMS

Capitalized terms used in this prospectus are defined

where first used or in the Glossary of Terms

beginning on page     of this prospectus.

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POLICY SUMMARY

Benefits of Your Policy

Death Benefit Protection. The policy this prospectus describes is a variable life insurance policy which provides death benefit protection. Variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection. You should consider other forms of investments if you do not need death benefit protection, as there are additional costs and expenses in providing the insurance.  Benefits of the policy will be impacted by a number of factors discussed in this prospectus, including adverse investment performance and the amount and timing of premium payments.

Tax Deferred Accumulation. Variable life insurance has significant tax advantages under current tax law. Policy values accumulate on a tax- deferred basis. A transfer of values from one Sub-Account to another within the policy currently generates no current taxable gain or loss. Any investment income and realized capital gains within a Sub-Account or interest from the Fixed Account are automatically reinvested without being taxed to the policy owner.

Access to Your Policy Values. Variable life insurance offers access to policy values. You may borrow against your policy or surrender all or a portion of your policy. Your policy can support a variety of personal and business financial planning needs.

Flexibility. The policy is a flexible premium variable life insurance policy in which flexible premium payments are permitted. You may select death benefit options and policy riders. You may increase or decrease the amount of death benefit. You are able to select, monitor, and change investment Sub-Account choices within your policy. With the wide variety of investment Sub-Accounts available, it is possible to fine tune an investment mix to meet changing personal objectives or investment conditions. Premium payments and cash values you choose to allocate to Sub-Accounts are used by us to purchase shares of funds which follow investment objectives similar to the investment objectives of the corresponding Sub-Account.  Those funds are referred to in this prospectus as “underlying funds”.  You should refer to this prospectus and the prospectus for each underlying fund for comprehensive information on the Sub-Accounts and the underlying funds. You may also allocate premiums and Accumulation Values to the Fixed Account.

No-Lapse Protection.  Your policy will include the No-Lapse Enhancement Rider and the Premium Reserve Rider, which may help you manage some of the risk of policy lapse.

The No-Lapse Enhancement Rider may prevent a policy from lapsing where the Net Accumulation Value under your policy is insufficient to cover the Monthly Deductions if the requirements of the rider, including requirements as to timing and amount of premium payments, are met.  The Net Accumulation Value of your policy is defined in the policy values section of the prospectus.  The duration of lapse protection provided will be determined monthly, and it will vary based on the calculations described in detail in the rider.  Those calculations credit the actual amounts of Net Premium Payments made, deduct for the actual amount of any Partial Surrenders you make, and then adjust the net of those actual amounts by a formula which increases the net of premiums less surrenders by an assumed interest crediting rate and reduces that net amount by certain assumed charges rates and fees referred to by the rider as “reference rates”.   All assumed rates, charges, and

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fees are set forth in the rider.  Payment of premiums higher than the planned premium and assumed interest credited by the rider’s formula on net premiums will increase the duration of lapse protection.  Partial Surrenders and rider reference charges, rates, and fees deducted by the rider formula will reduce the duration of lapse protection.  In addition, if the provisions of this rider are invoked to prevent lapse of the policy, the death benefit provided by this rider will be different from the death benefit otherwise in effect under the policy.  Refer to the section headed “No-Lapse Enhancement Rider” in the Riders section of this prospectus for more information about amount of the death benefit which would be provided by the rider as well as the determination of the duration of protection.  Finally, the rider reserves to us the right to restrict your allocations to certain Sub-Accounts to a maximum of 40% of the policy Accumulation Value.  The decision to enforce this restriction will be based on an annual review of the Separate Account investments for this product.  If we determine that the allocations by all owners of this product are highly concentrated in certain Sub-Accounts, then Sub-Accounts with higher concentrations than anticipated will be subject to the restriction.  You must maintain automatic rebalancing and comply with these investment restrictions in order to keep this rider in effect.

The Premium Reserve Rider allows you to pay premiums in addition to those you plan to pay for the base policy and to have such amounts accumulate in the same manner as if they had been allocated to your policy.  This rider’s accumulation value generated by these additional premiums will automatically be transferred to your policy at the end of the grace period to help keep your policy in force in the event (i) the Net Accumulation Value under your policy is insufficient to cover the Monthly Deductions and your policy’s No-Lapse Enhancement Rider described above is not at the time preventing your policy from lapsing; and (ii) you do not respond to the lapse notice by paying at least the amount set forth in that notice.  If the Premium Reserve Rider Accumulation Value on the day the Grace Period ends is insufficient to meet the amount then due, your policy and this rider will lapse without value.  You may also request us to transfer the Premium Reserve Rider Accumulation Value to your policy at any time.  As with your policy, you bear the risk that investment results of the Premium Reserve Rider Sub-Accounts you have chosen are adverse or are less favorable than anticipated.   Adverse investment results will impact the accumulation value of the rider, and, therefore, the amount of the Premium Reserve Rider Accumulation Value which may be available to prevent your policy from lapsing or for providing policy benefits.  Refer to the section headed “Premium Reserve Rider” in the Riders section of this prospectus for more information about the benefits of this rider.

Risks of Your Policy

Fluctuating Investment Performance. A Sub-Account is not guaranteed and will increase and decrease in value according to investment performance of the underlying fund. Policy values in the Sub-Accounts are not guaranteed. If you put money into the Sub-Accounts, you assume all the investment risk on that money. A comprehensive discussion of each Sub-Account’s and underlying fund’s objective and risk is found in this prospectus and in each fund’s prospectus, respectively. You should review these prospectuses before making your investment decision.  Your choice of Sub-Accounts and the performance of the funds underlying each Sub-Account will impact the policy’s Accumulation Value and will impact how long the policy remains in force, its tax status, and the amount of premium you need to pay to keep the policy in force.

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Unsuitable for Short-Term Investment. This policy is intended for long-term financial and investment planning for persons needing death benefit protection, and it is unsuitable for short-term goals. Your policy is not designed to serve as a vehicle for frequent trading.

Policy Lapse. Sufficient premiums must be paid to keep a policy in force. There is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated. Outstanding Policy Loans and Partial Surrenders will increase the risk of lapse.

In addition to paying sufficient premiums and being cognizant of the impact of outstanding Policy Loans and Partial Surrenders on your policy values, you also have the No-Lapse Enhancement Rider and the Premium Reserve Rider, briefly noted above and discussed in more detail in the Riders section of this prospectus, to help you manage some of the risk of policy lapse.

Decreasing Death Benefit. Any outstanding Policy Loans and any amount that you have surrendered or withdrawn will reduce your policy’s death benefit.  Depending upon your choice of Death Benefit Option, adverse performance of the Sub-Accounts you choose may also decrease your policy’s death benefit.

Consequences of Surrender. Surrender Charges are assessed if you surrender your policy within the first 10-15 policy years. Full or Partial Surrenders may result in tax consequences. Depending on the amount of premium paid, or any Reduction in Specified Amount, there may be little or no Surrender Value available. Partial Surrenders may reduce the policy value and death benefit, and may increase the risk of lapse.  To avoid lapse, you may be required to make additional premium payments.

Tax Consequences. As noted in greater detail in the section headed “Tax Issues”,the federal income tax treatment of life insurance is complex and current tax treatment of life insurance may change. There are other federal tax consequences such as estate, gift and generation skipping transfer taxes, as well as state and local income, estate and inheritance tax consequences.  You should always consult a tax adviser about the application of federal and state tax rules to your individual situation.  The following discussion highlights tax risks in general, summary terms.

Tax Treatment of Life Insurance Contracts. The policies are designed to enjoy the favorable tax treatment afforded life insurance, including the exclusion of death benefits from income tax, the ability to take distributions and loans over the life of your policy, and the deferral of taxation of any increase in the value of your policy.  If the policy does fail to qualify, you will be subject to the denial of those important benefits.  In addition, if you pay more premiums than permitted under the federal tax law your policy may still be life insurance but will be classified as a Modified Endowment Contract whereby only the tax benefits applicable to death benefits will apply and distributions will be subject to immediate taxation and to an added penalty tax.

Tax Law Compliance.  We believe that the policy will satisfy the federal tax law definition of life insurance, and we will monitor your policy for compliance with the tax law requirements.  The discussion of the tax treatment of your policy is based on the current policy, as well as

7

the current rules and regulations governing life insurance.  Please note that changes made to the policy, as well as any changes in the current tax law requirements, may affect the policy’s qualification as life insurance or may have other tax consequences.

8

Charges and Fees

This section describes the fees and expenses that you will pay when buying, owning and surrendering your policy. Refer to the “Policy Charges and Fees” section later in this prospectus for more information.

Table I describes the fees and expenses that you will pay at the time you purchase your policy, surrender your policy, or transfer Accumulation Values between Sub-Accounts.

Table I: Transaction Fees

Charge	When Charge is Deducted	Amount Deducted
Maximum sales charge imposed on premiums (Premium Load)	When you pay a premium.	7.0% of each premium payment in policy years 1-20 and 4.0% in policy years 21 and later.

Surrender Charge* (1)	Upon Full Surrender of your policy (years 1-15). When you make certain specified amount reductions (years 1-10).
Maximum Charge		$60.00 per $1,000 of specified amount.
Minimum Charge		$0.00 per $1,000 of specified amount.
Charge for a Representative Insured		For a male, age 45, standard non-tobacco, in year one the maximum Surrender Charge is $27.52 per $1,000 of specified amount.
For a female, age 45, standard non-tobacco, in year one the maximum Surrender Charge is $24.90 per $1,000 of specified amount.

Transfer Fee	Applied to any transfer request in excess of 24 made during any policy year.	$25

*

These charges and costs vary based on individual characteristics. The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay. You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your financial adviser.

(1)

You may request one or more Partial Surrenders totaling 90% of your policy’s Surrender Value without the imposition of a Surrender Charge. If you wish to surrender more than 90% of your policy’s Surrender Value, you must request a Full Surrender of your policy, which is subject to the Surrender Charge reflected in the table above. (See section headed “Partial Surrenders” for a discussion of Partial Surrenders of your policy.)

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Table II describes the fees and expenses that you will pay periodically during the time that you own your policy, not including the fund operating expenses shown in Table III.

Table II: Periodic Charges Other Than Fund Operating Expenses

Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance* Maximum Charge	Monthly	$83.33 per month per $1,000 of Net Amount at Risk. Individuals with a higher mortality risk than standard issue individuals can be charged from 125% to 800% of the standard rate.
Minimum Charge		$0.00 per month per $1,000 of Net Amount at Risk.
Charge for a Representative Insured		For a male, age 45, standard non-tobacco, in year one the guaranteed maximum monthly cost of insurance rate is $0.19 per month per $1,000 of Net Amount at Risk.
For a female, age 45, standard non-tobacco, in year one the guaranteed maximum monthly cost of insurance rate is $0.14 per month per $1,000 of Net Amount at Risk.

Mortality and Expense Risk Charge (“M&E”)	Daily (at the end of each valuation day).	Daily charge as a percentage of the value of the Separate Account, guaranteed not to exceed an effective annual rate of 0.60%. (2)

Administrative Fee*	Monthly	A flat fee of $10 per month in all years. In addition to the flat fee of $10

*   These charges and costs vary based on individual characteristics.  The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay.  You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your financial adviser.

(2)   Guaranteed at an effective annual rate of 0.60% in policy years 1-10; 0.20% in policy years 11-20; and 0.00% in policy years 21 and beyond.

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Table II: Periodic Charges Other Than Fund Operating Expenses (continued)

Charge	When Charge is Deducted	Amount Deducted
per month, for the first ten policy years from issue date or increase in specified amount, a monthly fee per dollar of Initial specified amount or increase in specified amount as follows:
Maximum Charge		$2.56 per month per $1,000 of Initial specified amount or increase in specified amount.
Minimum Charge		$0.01 per month per $1,000 of Initial specified amount or increase in specified amount.
Charge for a Representative Insured		For a male or female age 45, standard non-tobacco, the maximum additional monthly charge is $0.24 per month per $1,000 of specified amount.

Policy Loan Interest	Annually	5.0% annually of the amount held in the loan account. (3)

(3)             Effective annual interest rate of 5.0% in years 1-10 and 4.1% in years 11 and later.  Although deducted annually, interest accrues daily.  As described in the section headed “Policy Loans”, when you request a policy loan, amounts equal to the amount of the loan you request are withdrawn from the Sub-Accounts and the Fixed Account in proportion to their respective values.  Such amount is transferred to the Loan Account, which is part of the Company’s General Account.  Amounts in the Loan Account are credited interest at an effective annual rate guaranteed not to be less than 4.0%.  The net cost of your loan (that is the difference between the interest rate charged on amounts borrowed and the interest rate credited to amounts held in the Loan Account) is 1.0% in policy years 1 — 10 and 0.1% in policy years 11 and later.

Table II: Periodic Charges Other Than Fund Operating Expenses (continued)

Charge	When Charge is Deducted	Amount Deducted
No-Lapse Enhancement Rider	N/A	There is no charge for this rider.(4)

Overloan Protection Rider (5)	One-time charge when benefit is elected	Maximum charge of 5.0% of the then current Accumulation Value.(5)

Optional Rider Charges		Individualized based on whether optional Rider(s) selected.

Premium Reserve Rider(5)	When you direct a premium to this rider	4.0% of each premium payment allocated to the Rider. (5)

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When Rider Accumulation Value is transferred to policy during policy years 1-10 (6)	3.0% of amount transferred.

(4)

There is no separate charge for the No-Lapse Enhancement Rider. The Cost of Insurance Charge for the policy has been adjusted to reflect the addition of the rider to the policy. See No-Lapse Enhancement Rider section for further discussion.

(5)

Accumulation Value of the policy is the sum of the Fixed Account value, the Separate Account value, and the Loan Account value. See Policy Values section for detailed discussion of how each value is calculated.

(6)

Allocations of Premium Payments to the rider are at your discretion.  Allocations of Premium Payments to the Rider are subject to the 4.0% charge shown in the Table and are not subject to the “Maximum Sales Charge Imposed on Premiums” shown in Table I. This 4.0% charge is called the Premium Reserve Rider Premium Load. Rider Accumulation Value allocated to the Separate Account is subject to the mortality and expense risk charge (which does not exceed 0.60% for policy years 1-10 and 0.20% for policy years 11 and later).

Transfers of Accumulation Value from the rider to the policy are not subject to the “Maximum Sales Charge Imposed on Premiums” shown in Table 1, but are subject to a charge of 3.0% of the Accumulation Value transferred if such transfers are made during the first 10 policy years.  In addition, if you request a loan from the Accumulation Value of this rider, interest is charged at the same rate as for Policy Loans.  See Premium Reserve Rider section for further discussion.

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Table II: Periodic Charges Other Than Fund Operating Expenses (continued)

Charge	When Charge is Deducted	Amount Deducted
Waiver of Monthly Deduction Rider (7)	Monthly	A percent of all other covered monthly charges.(7)
Maximum Charge		12.0% of all other covered monthly charges.
Minimum Charge		2.0.% of all other covered monthly charges.
Charge for a Representative Insured		For a male, age 45, standard non-tobacco, the maximum percentage is 3.5% of all other covered monthly charges.
For a female, age 45, standard non-tobacco, the maximum percentage is 5% of all other covered monthly charges.

Change of Insured Rider	N/A	There is no charge for this rider.

Estate Tax Repeal Rider	One-time charge at issue.	$250

(7)

These charges and costs vary based on individual characteristics. The charges and costs shown in the tables may not be representative of the charges and costs that a particular policy owner will pay. “Covered monthly charges” are the Monthly Deductions under the policy: the Cost of Insurance Charge, Administrative Fee, and the cost of any riders. You may obtain more information about the particular charges, cost of insurance, and the cost of certain riders that would apply to you by requesting a personalized policy illustration from your financial adviser.

Table III shows the annual fund fees and expenses that are deducted daily from your Sub-Account values, on a pro rata basis. The table shows the minimum and maximum total operating expenses charged by the underlying funds that you may pay during the time you own your policy. More detail concerning each fund’s fees and expenses is contained in the prospectus for each fund.

These fees and expenses may change at any time.

Table III: Total Annual Fund Operating Expenses

(expenses that are deducted from fund assets)

Total Annual Operating Expense	Minimum	Maximum
Total management fees, distribution and/or service (12b-1) fees, and other expenses.	0.32%	6.06	(8)%

(8)       The Total Annual Operating Expenses shown in the table do not reflect waivers and reductions.  Funds may offer waivers and reductions to lower their fees. Currently such waivers and reductions range from 0.00% to 4.89%. These waivers and reductions generally extend through April 30, 2009 but may be terminated at any time by the fund. Refer to the funds prospectus for specific information on any waivers or reductions in effect.  The minimum and maximum percentages shown in the table include Fund Operating Expenses of mutual funds, if any, which may be acquired by the underlying funds.  Refer to the funds prospectus for details concerning Fund Operating Expenses of mutual fund shares acquired by underlying funds, if any.   In addition, certain underlying funds have reserved the right to impose fees when fund shares are redeemed within a specified period of time of purchase (“redemption fees”) not reflected in the table

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above.  As of the date of this prospectus, none have done so.  Redemption fees are discussed in the Market Timing section of this prospectus and further information about redemption fees is contained in the prospectus for such funds, copies of which accompany this prospectus or may be obtained by calling 1-800-444-2363.

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LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT

Lincoln Life & Annuity Company of New York (“Lincoln Life, the Company, we, us, our”) (EIN 22-0832760) is a stock life insurance company chartered in New Jersey in 1897 and redomesticated to New York on April 2, 2007.  It is engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (“LNC”), a publicly held insurance and financial services holding company incorporated in Indiana.  Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

The Company was formed as a result of the merger of two stock life insurance company subsidiaries of LNC. On April 2, 2007, Lincoln Life & Annuity Company of New York (“former Lincoln New York”) was merged with and into the Company (which was then known as Jefferson Pilot LifeAmerica Insurance Company). Simultaneously with the merger, the Company’s name was changed from Jefferson Pilot LifeAmerica Insurance Company to Lincoln Life & Annuity Company of New York. As a result, the assets and liabilities of the former Lincoln New York became part of the assets and liabilities of the Company and the life insurance policies previously issued by the former Lincoln New York became obligations of the Company.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Lincoln Financial Group sells a wide variety of financial products and solutions through financial advisors: mutual funds, managed accounts, retirement solutions, life insurance, 401(k) and 403(b) plans, savings plans, institutional investments and comprehensive financial planning and advisory services.

Lincoln Life & Annuity Flexible Premium Variable Life Account M (“Separate Account”) is a separate account of the Company which was established on November 24, 1997. As part of the merger of the two insurance companies described above (the “Merger”), the Separate Account was transferred intact to the Company (the “Transfer”). The assets and liabilities of the Separate Account immediately prior to the Merger remain intact and legally separate from any other business of the Company. The accumulation unit values for the Sub-Account(s) to which you allocated your premium payments and accumulation values did not change as a result of the Transfer of the Separate Account, and your policy values immediately after the Transfer are the same as your policy values immediately before the Transfer. The investment performance of assets in the Separate Account is kept separate from that of the Company’s General Account. Separate Account assets attributable to the policies are not charged with the general liabilities of the Company.  Separate Account income, gains and losses are credited to or charged against the Separate Account without regard to the Company’s other income, gains or losses. The Separate Account’s values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the “Commission”) as a unit investment trust under the Investment Company Act of 1940 (“1940 Act”) and meets the definition of “separate account.”  Any changes in the investment policy of the Separate Account must be approved by the New York State Insurance Department.

You may also allocate your premium payments and accumulation values in whole or in part to the Fixed Account (“Fixed Account”).  In the Fixed Account, your principal is guaranteed. Fixed Account assets are general assets of the Company, and are held in the Company’s General Account.

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On April 3, 2006, Jefferson-Pilot Corporation (“Jefferson-Pilot”), a North Carolina corporation, merged with and into a wholly owned subsidiary of LNC.  As a result, the Company became a wholly owned subsidiary of LNC.

Fund Participation Agreements

In order to make the funds in which the Sub-Accounts invest available, Lincoln Life has entered into agreements with the trusts or corporations and their advisers or distributors.  In some of these agreements, we must perform certain administrative services for the fund advisers or distributors.  For these administrative functions, we may be compensated at annual rates of between 0.00% and 0.46% based upon assets of an underlying fund attributable to the policies. We (or our affiliates) may profit from these fees or use these fees to defray the costs of distributing the contract. Additionally, a fund’s adviser and/or distributor (or its affiliates) may provide us with certain services that assist us in the distribution of the contracts and may pay us and/or certain affiliates amounts to participate in sales meetings.  The compensation may come from 12b-1 fees, or be paid by the advisers or distributors.  The funds offered by the following trusts or corporations make payments to Lincoln Life under their distribution plans in consideration of the administrative functions Lincoln Life performs: American Funds Insurance Series, Fidelity Variable Insurance Products, and Lincoln Variable Insurance Products Trust.

Payments made out of the assets of the fund will reduce the amount of assets that otherwise would be available for investment and will reduce the return on your investment. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the fund’s average net assets, which can fluctuate over time. If, however, the value of the fund goes up, then so would the payment to us (or our affiliates). Conversely, if the value of the funds goes down, payments to us (or our affiliates) would decrease.

Distribution of the Policies and Compensation

The policy is distributed by broker-dealer firms through their registered representatives who are appointed as life insurance agents for the Company. One of such broker-dealer firms is Lincoln Financial Advisors Corporation (“LFA”), which is an affiliate of the Company. Broker-dealer firms may receive commission and service fees up to 55% of first year premium, plus up to 5% of all other premiums paid. The amount of compensation may also be affected by choices the policy owner has made, including choices of riders, when the policy was applied for. In lieu of premium-based commission, equivalent amounts may be paid over time, based on accumulation value. Additionally, the broker-dealer may be paid additional compensation on first year premiums and all additional premiums and/or provided reimbursements for portions of policy sales expenses.

In some situations, the broker-dealer may elect to share its commission or expense reimbursement allowance with its registered representatives. Registered representatives of broker-dealer firms may also be eligible for cash bonuses and “non cash compensation.” The latter, as defined in FINRA Conduct Rule 2820, includes such things as office space, computers, club credit, prizes, awards, and training and education meetings.

Broker-dealers or their affiliates may be paid additional amounts for: (1) “preferred product” treatment of the policies in their marketing programs, which may include marketing services and increased access to sales representatives; (2) sales promotions relating to the policies;

16

(3) costs associated with sales conferences and educational seminars for their sales representatives; (4) other sales expenses incurred by them; and (5) inclusion in the financial products the broker-dealer offers. Loans may be provided to broker-dealers or their affiliates to help finance marketing and distribution of the policies, and those loans may be forgiven if aggregate sales goals are met. In addition, staffing or other administrative support and services may be provided to broker-dealers who distribute the policies.

These additional types of compensation are not offered to all broker-dealers.  The terms of any particular agreement governing compensation may vary among broker-dealers and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide broker-dealers and/or their registered representatives with an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive additional compensation, or receives lower levels of additional compensation. You may ask your registered representative how he/she will personally be compensated for the transaction. You may wish to take such payments into account when considering and evaluating any recommendation relating to the policies.

Depending on the particular selling arrangements, there may be others who are compensated for distribution activities. For example, certain “wholesalers,” who control access to certain selling offices, may be compensated for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the policies. One of the wholesalers is Lincoln Financial Distributors, Inc. (“LFD”), a registered broker-dealer, also an affiliate of Lincoln Life. Marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the policies, and which may be affiliated with those broker-dealers, may also be compensated. Commissions and other incentives or payments described above are not charged directly to policy owners or the Separate Account. The potential of receiving, or the receipt of, such marketing assistance or other services and the payment to those who control access or for referrals, may provide broker-dealers and/or their registered representatives an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive similar assistance or disadvantage issuers of other variable life insurance policies (or other investments) which do not compensate for access or referrals. All compensation is paid from our resources, which include fees and charges imposed on your policy.

We do not anticipate that the Surrender Charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which we will incur in connection with your policy.  Any such shortfall would be available for recovery from the Company’s General Account, which supports insurance and annuity obligations.

Sub-Accounts and Funds

The variable investment options in the policy are Sub-Accounts of the Separate Account (“Sub-Accounts”). All amounts allocated or transferred to a Sub-Account are used to purchase shares of the appropriate fund to which we refer as the underlying fund. You do not invest directly in these funds. The investment performance of each Sub-Account will reflect the investment performance of the underlying fund.

We create Sub-Accounts and select the funds the shares of which are purchased by amounts allocated or transferred to the Sub-Accounts based on several factors, including,

17

without limitation, asset class coverage, the strength of the manager’s reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor we consider during the initial selection process is whether the fund or an affiliate of the fund will compensate us for providing administrative, marketing, and/or support services that would otherwise be provided by the fund, the fund’s investment adviser, or its distributor. We review each fund periodically after it is selected. Upon review, we may either close a Sub-Account or restrict allocation of additional purchase payments to a Sub-Account if we determine the fund in which such Sub-Account invests no longer meets one or more of the factors and/or if the Sub-Account has not attracted significant policy owner assets. Alternatively, we may seek to substitute another fund which follows a similar investment objective as the fund in which a Sub-Account invests, subject to receipt of applicable regulatory approvals.  Finally, when we develop a variable life insurance product in cooperation with a fund family or distributor (e.g., a “private label” product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

A given underlying fund may have an investment objective and principal investment strategy similar to those for another fund managed by the same investment adviser or subadviser. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the funds are similar, the investment results may vary.

Several of the underlying funds may invest in non-investment grade, high-yield, and high-risk debt securities (commonly referred to as “junk bonds”), as detailed in the individual fund prospectus.

There is no assurance that the investment objective of any of the underlying funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. The amount of risk varies significantly among the Sub-Accounts. You should read each underlying fund’s prospectus carefully before making investment choices.

Additional Sub-Accounts and underlying funds may be made available in our discretion. The right to select among Sub-Accounts will be limited by the terms and conditions imposed by the Company.

The underlying funds and their investment advisers/subadvisers and objectives are listed below. Comprehensive information on each fund, its objectives and past performance may be found in each fund prospectus.  Prospectuses for each of the underlying funds listed below accompany this prospectus and are available by calling 1-800-444-2363.

AllianceBernstein Variable Products Series Fund, Inc., advised by AllianceBernstein, L.P.

• AllianceBernstein Global Technology Portfolio (Class A): Maximum capital appreciation.

• AllianceBernstein Growth and Income Portfolio (Class A): Growth and income.

• AllianceBernstein International Value Portfolio (Class A): Long-term growth.

• AllianceBernstein Small/Mid Cap Value Portfolio (Class A): Long-term growth.

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American Century Investments Variable Portfolios, Inc., advised by American Century Investment Management, Inc.

• Inflation Protection Fund (Class I): Long-term total return.

American Funds Insurance Series, advised by Capital Research and Management Company.

• Global Growth Fund (Class 2): Long-term growth.

• Global Small Capitalization Fund (Class 2): Long-term growth.

• Growth Fund (Class 2): Long-term growth.

• Growth-Income Fund (Class 2): Growth and income.

• International Fund (Class 2): Long-term growth.

Delaware VIP Trust, advised by Delaware Management Company.

• Capital Reserves Series (Standard Class): Current income.

• Diversified Income Series (Standard Class): Total return.

• Emerging Markets Series (Standard Class): Capital appreciation.

• High Yield Series (Standard Class): Total return.

• Small Cap Value Series (Standard Class): Capital appreciation.

• Trend Series (Standard Class): Capital appreciation.

• U. S. Growth Series (Standard Class): Capital appreciation.

• Value Series (Standard Class): Capital appreciation.

Fidelity Variable Insurance Products, advised by Fidelity Management & Research Company.

• Contrafund Portfolio (Service Class): Long-term capital appreciation.

• Growth Portfolio (Service Class): Capital appreciation.

• Mid Cap Portfolio (Service Class): Long-term growth.

• Overseas Portfolio (Service Class): Long-term growth.

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Franklin Templeton Variable Insurance Products Trust, advised by Franklin Advisers, Inc. for the Franklin Income Securities Fund, the Franklin Small-Mid Cap Growth Securities Fund and the Templeton Global Income Securities Fund, and by Franklin Mutual Advisers, LLC for the Mutual Shares Securities Fund.

• Franklin Income Securities Fund (Class 1): Current income.

• Franklin Small-Mid Cap Growth Securities Fund (Class 1): Long-term growth.

• Mutual Shares Securities Fund (Class 1): Capital appreciation.

• Templeton Global Income Securities Fund (Class 1): Total return.

Lincoln Variable Insurance Products Trust, advised by Lincoln Investment Advisors Corporation.

• LVIP Baron Growth Opportunities Fund (Service Class): Capital appreciation.

(Subadvised by BAMCO, Inc.)

• LVIP Capital Growth Fund (Standard Class):  Capital appreciation.

(Subadvised by Wellington Management Company, LLP)

• LVIP Cohen & Steers Global Real Estate Fund (Standard Class): Total return.

(Subadvised by Cohen & Steers Capital Management)

• LVIP Columbia Value Opportunities Fund (Standard Class):  Long-term capital appreciation.

(Subadvised by Columbia Management Advisors, LLC)

• LVIP Delaware Bond Fund (Standard Class): Current income.

(Subadvised by Delaware Management Company)

• LVIP Delaware Growth and Income Fund (Standard Class):  Capital appreciation.

(Subadvised by Delaware Management Company)

• LVIP Delaware Social Awareness Fund (Standard Class):  Capital appreciation.

(Subadvised by Delaware Management Company)

• LVIP Delaware Special Opportunities Fund (Standard Class):  Capital appreciation.

(Subadvised by Delaware Management Company)

• LVIP FI Equity-Income Fund (Standard Class):  Income.

(Subadvised by Pyramis Global Advisors LLC)

• LVIP Janus Capital Appreciation Fund (Standard Class): Long-term growth.

(Subadvised by Janus Capital Management LLC)

• LVIP Marsico International Growth Fund (Standard Class):  Long-term capital appreciation.

(Subadvised by Marsico Capital Management, LLC)

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• LVIP MFS® Value Fund (Standard Class):  Long-term growth of capital.

(Subadvised by Massachusetts Financial Services Company)

• LVIP Mid-Cap Value Fund (Standard Class):  Long-term capital appreciation.

(Subadvised by Wellington Management Company, LLP)

• LVIP Mondrian International Value Fund (Standard Class): Capital appreciation.

(Subadvised by Mondrian Investment Partners Limited)

• LVIP Money Market Fund (Standard Class): Preservation of capital.

(Subadvised by Delaware Management Company)

• LVIP SSgA Bond Index Fund (Standard Class):  Current income.

(Subadvised by SSgA Funds Management, Inc.)

• LVIP SSgA Developed International 150 Fund (Standard Class):  Long-term capital appreciation.

(Subadvised by SSgA Funds Management, Inc.)

• LVIP SSgA Emerging Markets 100 Fund (Standard Class):  Long-term capital appreciation.

(Subadvised by SSgA Funds Management, Inc.)

• LVIP SSgA International Index Fund (Standard Class):  Long-term capital appreciation.

(Subadvised by SSgA Funds Management, Inc.)

• LVIP SSgA Large Cap 100 Fund (Standard Class):  Long-term capital appreciation.

(Subadvised by SSgA Funds Management, Inc.)

• LVIP SSgA S&P 500 Index Fund (Standard Class)(1):  Capital appreciation.

(Subadvised by  SSgA Funds Management. Inc.)

• LVIP SSgA Small/Mid Cap 200 Fund (Standard Class):  Long-term capital appreciation.

(Subadvised by SSgA Funds Management, Inc.)

• LVIP SSgA Small-Cap Index Fund (Standard Class):  Capital appreciation.

(Subadvised by  SSgA Funds Management, Inc.)

• LVIP T. Rowe Price Growth Stock Fund (Standard Class):  Long-term growth of capital.

(Subadvised by T. Rowe Price Associates, Inc.)

• LVIP T. Rowe Price Structured Mid-Cap Growth Fund (Standard Class): Maximum capital appreciation.

(Subadvised by T. Rowe Price Associates, Inc.)

• LVIP Templeton Growth Fund (Standard Class):  Long-term growth of capital.

(Subadvised by Templeton Investment Counsel, LLC)

• LVIP Turner Mid-Cap Growth Fund (Standard Class):  Capital appreciation.

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(Subadvised by Turner Investment Partners)

• LVIP UBS Global Asset Allocation Fund (Standard Class):  Total return.

(Subadvised by UBS Global Asset Management (Americas) Inc. (UBS Global AM))

• LVIP Wilshire 2010 Profile Fund (Standard Class) (2): Total return.

(Subadvised by Wilshire Associates Incorporated)

• LVIP Wilshire 2020 Profile Fund (Standard Class) (2): Total return.

(Subadvised by Wilshire Associates Incorporated)

• LVIP Wilshire 2030 Profile Fund (Standard Class) (2): Total return.

(Subadvised by Wilshire Associates Incorporated)

• LVIP Wilshire 2040 Profile Fund (Standard Class) (2): Total return.

(Subadvised by Wilshire Associates Incorporated)

• LVIP Wilshire Aggressive Profile Fund (Standard Class) (2): Capital appreciation.

(Subadvised by Wilshire Associates Incorporated)

• LVIP Wilshire Conservative Profile Fund (Standard Class) (2): Current income.

(Subadvised by Wilshire Associates Incorporated)

• LVIP Wilshire Moderate Profile Fund (Standard Class) (2): Total return.

(Subadvised by Wilshire Associates Incorporated)

• LVIP Wilshire Moderately Aggressive Profile Fund (Standard Class) (2): Growth and income.

(Subadvised by Wilshire Associates Incorporated)

MFS ® Variable Insurance Trust, advised by Massachusetts Financial

     Services Company

• Growth Series (Initial Class):  Capital appreciation.

• Total Return Series (Initial Class): Growth and income.

• Utilities Series (Initial Class): Growth and income.

(1) “S&P 500” is a trademark of The McGraw Hill Companies, Inc. and has been licensed for use by Lincoln Variable Insurance Products Trust and its affiliates.  The product is not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of purchasing the product.  (Please see Statement of Additional Information which sets forth additional disclaimers and limitations of liability on behalf of S&P.)

(2)  The Lincoln Variable Insurance Products Trust LVIP Wilshire 2010 Profile Fund, LVIP Wilshire 2020 Profile Fund, LVIP Wilshire 2030 Profile Fund, LVIP Wilshire 2040 Profile Fund, LVIP Wilshire Aggressive Profile Fund, LVIP Wilshire Conservative Profile Fund, LVIP Wilshire Moderate Profile Fund, and LVIP Wilshire Moderately Aggressive Profile Fund are “Fund of Funds” and as such purchase shares of other mutual funds rather than directly investing in debt and equity securities.  As a result, Fund of Funds may have higher expenses than mutual funds which invest directly in debt and equity securities.  None of the mutual funds, the shares of which are purchased by these Funds of Funds, pay 12b-1 fees to Lincoln Life or its affiliates.

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Sub-Account Availability and Substitution of Funds

Lincoln Life may close Sub-Accounts and may seek to substitute shares of other funds as the fund in which a Sub-Account invests if:

1)   the shares of any underlying fund should no longer be available for investment by the Separate Account; or

2)   the Sub-Account has not attracted significant policyholder allocations; or

3)   in our judgment, further investment in such shares ceases to be appropriate in view of the purpose of the Separate Account, legal, regulatory or federal income tax restrictions, or for any other reason.

We will obtain any necessary regulatory or other approvals prior to such a change. We will endorse your policy as required to reflect any withdrawal or substitutions. Substitute funds may have higher charges than the funds being replaced.

Voting Rights

The underlying funds do not hold regularly scheduled shareholder meetings. When a fund holds a special meeting for the purpose of approving changes in the ownership or operation of the fund, the Company is entitled to vote the shares held by our Sub-Account in that fund. Under our current interpretation of applicable law, you may instruct us how to vote those shares.

We will notify you when your instructions are needed and will provide information from the fund about the matters requiring the special meeting.  We will calculate the number of votes for which you may instruct us based on the amount you have allocated to that Sub-Account, and the value of a share of the corresponding fund, as of a date chosen by the fund (record date). If we receive instructions from you, we will follow those instructions in voting the shares attributable to your policy. If we do not receive instructions from you, we will vote the shares attributable to your policy in the same proportion as we vote other shares based on instructions received from other policy owners.  Since underlying funds may also offer their shares to entities other than the Company, those other entities also may vote shares of the underlying funds, and those votes may affect the outcome.

Each underlying fund is subject to the laws of the state in which it is organized concerning, among other things, the matters which are subject to a shareholder vote, the number of shares which must be present in person or by proxy at a meeting of shareholders (a “quorum”), and the percentage of such shareholders present in person or by proxy which must vote in favor of matters presented. Because shares of the underlying fund held in the Separate Account are owned by the Company, and because under the 1940 Act the Company will vote all such shares in the same proportion as the voting instruction which we receive, it is important that each Policy owner provide their voting instructions to the Company.  Even though Policy owners may choose not to provide voting instruction, the shares of a fund to which such Policyholders would have been entitled to provide voting instruction will be voted by the Company in the same proportion as the voting instruction which we actually receive.  As a result, the instruction of a small number of Policy owners could determine the outcome of matters subject to shareholder vote.  In addition, because the Company expects to vote all shares of the underlying fund which it owns at a meeting of the shareholders of an underlying fund, all shares voted by the Company will be counted

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when the underlying fund determines whether any requirement for a minimum number of shares be present at such a meeting to satisfy a quorum requirement has been met.

POLICY CHARGES AND FEES

Policy charges and fees compensate us for providing your insurance benefit, administering your policy, assuming risks associated with your policy, and incurring sales related expenses. We may profit from any of these charges, and we may use this profit for any purpose, including covering shortfalls from other charges.

In addition to policy charges, the investment adviser for each of the underlying funds deducts a daily charge as a percent of the value in each fund as an asset management charge. The charge reflects asset management fees of the investment adviser. Other expenses are incurred by the funds (including 12b-1 fees for Class 2 shares and other expenses) and deducted from fund assets. Values in the Sub-Accounts are reduced by these charges. Future fund expenses may vary. Detailed information about charges and expenses incurred by an underlying fund is contained in each fund’s prospectus.

The Monthly Deductions, including the Cost of Insurance Charge, will be deducted proportionately from the Net Accumulation Value of each Sub-Account and the Fixed Account subject to the charge.

The Monthly Deductions are made on the “Monthly Anniversary Day,” the Policy Date, and the same day of each month thereafter. If the day that would otherwise be a Monthly Anniversary Day is non-existent for that month, or is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day.

If the value is insufficient to cover the current Monthly Deduction, you have a 61-day Grace Period to make a payment sufficient to cover that deduction.

Premium Load; Net Premium Payment

We make a deduction from each premium payment. This amount, referred to as “Premium Load,” covers certain policy-related state and federal tax liabilities. It also covers a portion of the sales expenses incurred by the Company. We deduct 7% from each premium payment in policy years 1 – 20 and 4% in policy years 21 and beyond. The premium payment, net of the premium load, is called the “Net Premium Payment.”

Surrender Charges

General:

Your policy gives you the right to (i) fully surrender your policy (a “Full Surrender”) and receive the “Accumulation Value” of the policy less any applicable Surrender Charges (which is called the policy’s “Surrender Value”); (ii) partially surrender your policy and receive from the Accumulation Value of your policy the amount you specifically request in cash (a “Partial Surrender”); and (iii) request a reduction in the specified amount of your policy (a “Reduction in specified amount”).  The “Accumulation Value” of your policy is the sum of the Fixed Account Value, the Separate Account Value, and the Loan Account Value

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(see section headed “Premiums – Policy Values” for discussion of how these values are calculated).  In addition, Partial Surrenders are limited to 90% of the policy’s Surrender Value (see section headed “Policy Surrenders – Partial Surrenders” for a detailed discussion).

A “Surrender Charge” may apply if you request a Full Surrender or a Reduction in specified amount. The Surrender Charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of Surrender Charges is included in each policy.  No Surrender Charge is imposed if you request a Partial Surrender.

The Surrender Charge varies by age of the insured, the number of years since the “Policy Date” or the date of each increase in specified amount, and the specified amount. (See section headed “Your Insurance Policy” for a discussion of Policy Date.)  The Surrender Charge will never exceed $60.00 per $1,000 of specified amount. A personalized schedule of surrender charges is included in each policy when your policy is issued. That schedule will calculate for you for each year during which a Surrender Charge based upon the Initial specified amount will be imposed, the result of multiplying (a) the amount per $1,000 of Initial specified amount by (b) the Initial specified amount divided by 1,000.

If you increase the specified amount, a new Surrender Charge will be applicable to each increase. This charge would be imposed if you surrender all or a part of the increased specified amount, and it is in addition to any Surrender Charge on the existing specified amount. Upon an increase in specified amount, we will send you a confirmation of the increase. You may obtain more information about the Surrender Charges that would apply to your policy by requesting a personalized illustration from your financial adviser.  This personalized illustration will demonstrate the amount of the Surrender Charges that would be imposed in the event you thereafter requested a reduction of that increased specified amount and their impact on your policy values.  In addition, an example of how the various actions described below would impact the surrender charge is included in Appendix A of this prospectus.

For Full Surrenders, the duration of the Surrender Charge is 15 years from the Policy Date for the Initial specified amount and 15 years from the date of each increase in specified amount. For Reductions in Specified Amount, the duration of the surrender charge is 10 years from the Policy Date for the Initial specified amount and 10 years from the date of each increase in the specified amount.  If there has been more than one increase in specified amount, each increase is separately tracked for the purpose of determining the applicable Surrender Charge.

Surrender Charges are assessed by withdrawing value from the Sub-Accounts and the Fixed Account proportionately. The Surrender Charge will not exceed the policy value. All Surrender Charges decline to zero within 15 years from the Policy Date, or 15 years from the effective date of each increase in specified amount.

When you apply for the policy, your financial adviser can prepare personalized illustrations that reflect the Surrender Charges that would apply if you request a Full Surrender or a Reduction in specified amount at various points during your policy ownership.  In addition, after your policy is issued, please also contact your financial adviser before you request a Full Surrender or a Reduction in specified amount of your policy and ask for a personalized illustration that would reflect the amount of the Surrender Charges that would be imposed on the transaction you are considering and their impact on your policy values.

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Full Surrenders:

If you request a Full Surrender of your policy in which the specified amount has neither increased nor decreased, the Surrender Charge will equal 1) multiplied by 2) where:

1)              is the amount per $1,000 of Initial specified amount for the number of years since the Policy Date; and

2)              is the Initial specified amount divided by 1,000.

For example, the Surrender Charge for a Full Surrender of a policy at the end of the tenth policy year for a male, issue age 45 with an Initial specified amount of $1,000,000 which has not been increased would be; a) 11.12 multiplied by b) 1,000 ($1,000,000 divided by 1,000), or $11,120.

If you request a Full Surrender of your policy after you have requested one or more increases in the specified amount (but have not previously requested a decrease in the specified amount), the Surrender Charge will equal 1) plus 2) where:

1)              is

a)              the amount per $1,000 of Initial specified amount for the number of years since the Policy Date; multiplied by

b)             the Initial specified amount divided by 1,000; and

2)              is for each increase in specified amount

a)              the amount per $1,000 of increase in specified amount for the number of years since the date of each increase; multiplied by

b)             the increased specified amount divided by 1,000.

If you request a Full Surrender of  the policy in which you have requested a Reduction in specified amount, the Surrender Charge will equal 1) multiplied by 2) multiplied by 3) where:

1)              is the amount per $1,000 of Initial specified amount for the number of years since the Policy Date; and

2)              is one minus the percentage of the Initial specified amount for which a Surrender Charge was previously assessed; and

3)              is the specified amount divided by 1,000.

The charge assessed upon a Full Surrender will not exceed the policy’s Accumulation Value.

Reduction in Specified Amount:

If you request a Reduction in specified amount of your policy where you have not previously requested an increase in specified amount,, the Surrender Charge will be calculated as 1) minus 2), then divided by 3) and then multiplied by 4), where:

1)   is the amount of this decrease plus any prior decreases;

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2)   is the greater of an amount equal to 25% of the Initial specified amount or the sum of all prior decreases;

3)   is the Initial specified amount; and

4)   is the then applicable Surrender Charge.

The length of the Surrender Charge period for Reductions in specified amount is 10 years from the Policy Date for the Initial specified amount or 10 years from the effective date of each increase in specified amount.

The same calculation is made each time you request a Reduction in specified amount.

If you request a Reduction in specified amount of your policy when you previously have requested an increase in specified amount, each increase in specified amount (or part thereof, if your request for Reduction in specified amount is for less than the full amount of the most recent increase in specified amount) will be surrendered separately on a last in, first out basis.  That is, the most recently requested increase in specified amount will be surrendered first, then the next most recently requested increase in specified amount (or part thereof) will be surrendered next, until the specified amount has been reduced in accordance with your request for a Reduction in specified amount.  Rather than impose a charge to recover the expenses incurred by the Company to process the increase at the time the increase is approved, the Company spreads out those expenses over a period of years.  The use of the last in, first out order helps the Company to recover such expenses should a Reduction in specified amount result in the surrender of an increase in specified amount for which the Company had not recovered its costs.  The last in, first out order will be followed even if there are earlier increases in specified amount which were made more than 10 years prior to your request for a Reduction in specified amount.

If your request for Reduction in specified amount exceeds the amount of the most recent increase in specified amount, then the next most recent increase (or part thereof) will be surrendered, and the Surrender Charge will be calculated separately for the amount of that increase which is surrendered.  Increases in specified amounts will be surrendered successively (including, if necessary, a part of the Initial specified amount) until the total amount of such successive surrenders equal the amount of your requested Reduction in specified amount.  Any requests for Reduction in specified amount thereafter will be handled in a similar manner, that is, the most recent increase in specified amount or remaining part of a previous increase in specified amount will be next surrendered in whole or in part.

If you engage in a series of increases and reductions in specified amount, the latest increase in the specified amount of your policy will be surrendered in whole or in part should you thereafter request a Reduction in specified amount.

We may limit requests for Reduction in specified amount, to the extent there is insufficient value to cover the necessary surrender charges.

Partial Surrender:

There is no Surrender Charge if you request a Partial Surrender.  However, we reserve the right to limit the total of all Partial Surrenders to 90% of the policy’s Surrender Value (see section headed “Policy Surrenders – Partial Surrenders” for a detailed discussion).  In addition, a Partial Surrender may reduce the policy’s specified amount if you have elected Death Benefit Option 1 (see section headed “Policy Surrenders – Partial Surrenders” for

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detailed discussion). In addition, we may decline a request for a Partial Surrender which results in a reduction in the policy’s specified amount below the minimum specified amount or below the level required to maintain the policy as life insurance for the purposes of federal income tax law (see section headed “Tax Issues – Taxation of Life Insurance in General” for detailed discussion).

If your policy includes the Estate Tax Repeal Rider, and if you satisfy its special conditions, you will have a one-time right to cancel your policy without being subject to Surrender Charges. This is a limited benefit and is subject to our specific definition of Estate Tax Repeal.

Any surrender may have tax implications. Consult your tax or other adviser before initiating a surrender.

Partial Surrender Fee

No Surrender Charge or Administrative Fee is imposed on a Partial Surrender.

Transfer Fee

For each transfer request in excess of 24 made during any policy year, we reserve the right to charge you an administrative fee of $25.

In the event that we make a material change in the investment strategy of a Sub-Account, you may transfer the Accumulation Values allocated to that Sub-Account to any other Sub-Account or to the Fixed Account without being charged a fee and may do so even if you have requested 24 transfers during that policy year.  This option to transfer from a Sub-Account must be exercised within 60 days after the effective date of such change in investment strategy of that Sub-Account.  You will be provided written notice in the event that such a change is made.

Mortality and Expense Risk Charge

We assess a daily mortality and expense risk charge as a percentage of the value of the Sub-Accounts. The mortality risk assumed is that the insured may live for a shorter period than we originally estimated. The expense risk assumed is that our expenses incurred in issuing and administering the policies will be greater than we originally estimated. The charge is guaranteed not to exceed an effective annual rate of 0.60% in policy years 1-10 and 0.20% in policy years 11-20, and 0.00% in policy years 21 and beyond.  The current charge is at an effective annual rate of 0.60% in policy years 1-10, 0.20% in policy years 11-20, and 0.00% in policy years 21 and beyond.

Cost of Insurance Charge

A significant cost of variable life insurance is the “Cost of Insurance Charge”. This charge is the portion of the Monthly Deduction designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value. It is determined

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based on our expectation of future mortality, investment earnings, persistency and expenses (including taxes).

The Cost of Insurance Charge depends on the policy duration, the age, underwriting category and gender of the insured, and the current “Net Amount at Risk”. The Net Amount at Risk is the death benefit minus the greater of zero or the policy value, and may vary with investment performance, premium payment patterns, and charges. The rate on which the Monthly Deduction for the Cost of Insurance Charge is based will generally increase each policy year as the insured ages. Cost of insurance rates are generally lower for healthy individuals.

The Cost of Insurance Charge is determined monthly by dividing the death benefit at the beginning of the policy month by 1 plus .0032737 (the monthly equivalent of an effective annual rate of 4.0%), subtracting the value at the beginning of the policy month, and multiplying the result (the “net amount at risk”) by the applicable cost of insurance rate as determined by the Company.

The current Cost of Insurance Charge may be less than the guaranteed cost of insurance charge, but it will never exceed the maximum cost of insurance charge. A schedule of guaranteed maximum cost of insurance rates is part of your policy.

Administrative Fee

There is a flat monthly deduction of $10 in all years.

For the first ten policy years from issue date or increase in specified amount, there is an additional charge that varies with the insured’s age, sex, and premium class. This charge will never exceed $2.56 per $1,000 of Initial specified amount or increase in specified amount. This fee compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

Policy Loan Interest

If you borrow against your policy, interest will be charged to the Loan Account value. The annual effective interest rate is 5.0% in years 1-10, 4.1% in years 11 and beyond. We will credit 4.0% interest on the Loan Account value in all years.

Rider Charges

The following paragraphs describe the charges for the riders listed below.  The features of the riders available with this policy and any limitations on the selection of riders are discussed in the section headed “Riders”.

Waiver of Monthly Deduction Rider. The monthly charge for this benefit is equal to the sum of all other covered monthly charges for the policy and all riders, multiplied by a percentage. The percentage depends on the age, underwriting category and gender of the insured. The

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maximum percentage is 12.0%. If you have elected this rider, a table of percentages appears on the rider pages in your policy.

Estate Tax Repeal Rider. There is a $250 one-time charge at issue for this rider.

Overloan Protection Rider.  There is a one-time charge for this rider if you choose to elect the benefit. This charge will not exceed 5.0% of the then current Accumulation Value.

Premium Reserve Rider.  We deduct 4.0% from each premium payment you direct to this rider.  Transfers of Premium Reserve Rider Accumulation Value from this rider to the policy may be subject to a charge of 3.0% of amount transferred during policy years 1 – 10.  Premium Reserve Rider Accumulation Value allocated to the Premium Reserve Separate Account is subject to the mortality and expense risk charge (which does not exceed 0.60% for policy years 1 – 10 and 0.20% for policy years 11 and later).  In addition, if you request a loan from the Premium Reserve Rider Accumulation Value, interest is charged at the same rate as for policy loans.

YOUR INSURANCE POLICY

Your policy is a life insurance contract that provides for a death benefit payable on the death of the insured. The policy and the application constitute the entire contract between you and Lincoln Life.

We may add, change or eliminate any underlying funds that the Separate Account or the Sub-Accounts invest in, subject to state and federal laws and regulations. We may substitute a new fund for one that is no longer available for investment, or is no longer suitable for the policy. We will obtain any required approvals from policy owners, the SEC, and state insurance regulators before substituting any funds.

We may choose to add or remove Sub-Accounts as investment options under the policies, based on marketing needs or investment conditions. If we change any Sub-Accounts or substitute any funds, we will make appropriate endorsements to the policies.

If we obtain appropriate approvals from policy owners and securities regulators, we may:

• change the investment objective of the Separate Account;

• operate the Separate Account as a management investment company, unit   investment trust, or any other form permitted under applicable securities laws;

• deregister the Separate Account; or

• combine the Separate Account with another separate account.

We will notify you of any change that is made.  (See section headed “Transfer Fee” for explanation of an additional right to transfer Accumulation Values from a Sub-Account when its investment objective changes.)

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The policy includes policy specifications pages.  These pages provide important information about your policy such as: the identity of the insured and owner; Policy Date; the Initial specified amount; the death benefit option selected; issue age; Planned Premium Payment; Surrender Charges; expense charges and fees; and guaranteed maximum cost of insurance rates.

When your policy is delivered to you, you should review it promptly to confirm that it reflects the information you provided in your application. If not, please notify us immediately.

The policy is nonparticipating. This means that no dividends are payable to you. In addition, your policy does not share in the profits or surplus earnings of the Company.

Before purchasing the policy to replace, or to be funded with proceeds from an existing life insurance policy or annuity, make sure you understand the potential impact. The insured will need to prove current insurability and there may be a new contestable period for the new policy. The death benefit and policy values may be less for some period of time in the new policy.

The “Policy Date” is the date on which we begin life insurance coverage under the policy if you have paid your initial premium with your application.  If you have not paid your initial premium with your application, your life insurance coverage will begin on the day we receive your initial premium. The Policy Date is also the date from which policy years, Policy Anniversary, Monthly Anniversary Days, policy months, premium due dates, and age are determined.

Once your policy is in force, the effective date of payments and requests you send us is usually determined by the day and time we receive them.

We allow telephone or other electronic transactions when you complete our authorization form and return it to us. Contact our Administrative Office for information on permitted electronic transactions and authorization for electronic transactions.

Any telephone or other electronic transmission, whether it is yours, your service provider’s, your agent’s, or ours, can experience outages or slowdowns for a variety of reasons. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you should send your request in writing to our Administrative Office.

Application

If you decide to purchase a policy, you must first complete an application. A completed application identifies the proposed insured and provides sufficient information to permit us to begin underwriting risks in the policy. We require a medical history and examination of the proposed insured. Based on our review of medical information about the proposed insured, we may decline to provide insurance, or we may place the proposed insured in a special underwriting category. The monthly cost of insurance charge deducted from the policy value after issue varies depending on the age, gender and underwriting category of the insured.

A policy may only be issued upon receipt of satisfactory evidence of insurability, and generally when the insured is at least age 15 and at most age 85. Age will be determined by the nearest birthday of the insured.

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To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who applies for a policy. When you apply for a policy, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We, or our agent, may also ask to see your driver’s license, photo i.d. or other identifying documents.

Owner

The Owner on the date of issue is designated in the policy specifications. You, as Owner, will make the following choices:

1)  initial death benefit amount and death benefit option;

2)  optional riders;

3)  the amount and frequency of Premium Payments; and

4)  the amount of Net Premium Payment to be allocated to the selected Sub-Accounts or the Fixed Account.

You are entitled to exercise rights and privileges of your policy as long as the insured is living. These rights generally include the power to select the Beneficiary, request Policy Loans, make Partial Surrenders, surrender the policy entirely, request a Reduction in specified amount, name a new owner, and assign the policy. You must inform us of any change in writing. We will record change of Owner and Beneficiary forms to be effective as of the date of the latest signature on the request.

Right to Examine Period

You may return your policy to us for cancellation within 45 days after the application is signed or ten days after you receive it (60 days after receipt for policies issued in replacement of other insurance). This is called the right to examine period. If the policy is returned for cancellation within the right to examine period, we will refund to you the greater of (a) all Premium Payments less any Indebtedness; or (b) the sum of (i) the Accumulation Value less any Indebtedness, on the date the returned policy is received by us, plus (ii) any charges and fees imposed under the policy’s terms. If a Premium Payment was made by check, there may be a delay until the check clears.

Any Net Premium Payments received by us within ten days of the date the policy was issued will be held in the Money Market Sub-Account. At the end of that period, it will be allocated to the Sub-Accounts and the Fixed Account, if applicable, which you designated. If the policy is returned for cancellation within the right to examine period, we will return to you the greater of (a) all Premium Payments less any Indebtedness; or (b) the sum of (i) the Accumulation Value less any Indebtedness, on the date the returned policy is received by us, plus (ii) any charges and fees imposed under the policy’s terms.

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Initial Specified Amount

You will select the Initial specified amount of death benefit on the application. This may not be less than $100,000. This amount, in combination with a death benefit option, will determine the initial death benefit. The Initial specified amount is shown on the policy specifications page.

Transfers

You may make transfers among the Sub-Accounts and the Fixed Account, subject to certain provisions. You should carefully consider current market conditions and each fund’s objective and investment policy before allocating money to the Sub-Accounts.

During the first policy year, transfers from the Fixed Account to the Sub-Accounts may be made only as provided for in the Dollar cost averaging or Automatic rebalancing program described below. The amount of all transfers from the Fixed Account in any other policy year may not exceed the greater of:

1)  25% of the Fixed Account value as of the immediately preceding Policy Anniversary, or

2)  the total dollar amount transferred from the Fixed Account in the immediately preceding policy year.

Up to 24 transfer requests (a request may involve more than a single transfer) may be made in any policy year without charge. We may limit transfers from the Fixed Account at any time.

Requests for transfers must be made in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing, subject to our consent.

Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of accumulation units. This will be based on the accumulation unit values determined after our Administrative Office receives a request in writing or adequately authenticated electronic transfer request. Transfer and financial requests received in good order before 4:00 P.M. Eastern time on a business day will normally be effective that day.

Market Timing

Frequent, large, or short-term transfers among Sub-Accounts and the Fixed Account, such as those associated with “market timing” transactions, can affect the underlying funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund’s portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our policy owners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the “Market Timing Procedures”). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Sub-Accounts and the Fixed Account that may affect other policy owners or fund shareholders.

In addition, the underlying funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The

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prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among Sub-Accounts.  While we reserve the right to enforce these policies and procedures, policy owners and other persons with interests under the policies should be aware that we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the funds.

However, under the SEC rules, we are required to: (1) enter into written agreement with each underlying fund or its principal underwriter that obligates us to provide to the underlying fund promptly upon request certain information about the trading activity of individual policy owners, and (2) execute instructions from the underlying fund to restrict or prohibit further purchases or transfers by specific policy owners who violate excessive trading policies established by the underlying funds.

You should be aware that the purchase and redemption orders received by underlying funds generally are “omnibus” orders from intermediaries such as retirement plans or separate accounts to which premium payments and cash values of variable insurance policies are allocated.  The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance policies.  The omnibus nature of these orders may limit the underlying funds’ ability to apply their respective disruptive trading policies and procedures.  We cannot guarantee that the underlying funds (and thus our policy owners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may purchase the underlying funds.  In addition, if an underlying fund believes that an omnibus order we submit may reflect one or more transfer requests from policy owners engaged in disruptive trading activity, the underlying fund may reject the entire omnibus order.

Our Market Timing Procedures detect potential “market timers” by examining the number of transfers made by policy owners within given periods of time. In addition, managers of the funds might contact us if they believe or suspect that there is market timing. If requested by a fund company, we may vary our Market Timing Procedures from Sub-Accounts to Sub-Accounts to comply with specific fund policies and procedures.

We may increase our monitoring of policy owners who we have previously identified as market timers. When applying the parameters used to detect market timers, we will consider multiple contracts owned by the same policy owner if that policy owner has been identified as a market timer. For each policy owner, we will investigate the transfer patterns that meet the parameters being used to detect potential market timers. We will also investigate any patterns of trading behavior identified by the funds that may not have been captured by our Market Timing Procedures.

Once a policy owner has been identified as a “market timer” under our Market Timing Procedures, we will notify the policy owner in writing that future transfers (among the Sub-Accounts and/or the Fixed Account) will be temporarily permitted to be made only by original signature sent to us by U.S. mail, standard delivery for the remainder of the policy year. Overnight delivery or electronic instructions (which may include telephone, facsimile, or Internet instructions) submitted during this period will not be accepted. If overnight delivery or electronic instructions are inadvertently accepted from a policy owner that has been identified as a market timer, upon discovery, we will reverse the transaction within 1 to 2 business days of our discovery. We will impose this “original signature” restriction on that

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policy owner even if we cannot identify, in the particular circumstances, any harmful effect from that policy owner’s particular transfers.

Policy owners seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect such transfer activity may be limited by operational systems and technological limitations. The identification of policy owners determined to be engaged in such transfer activity that may adversely affect other policy owners or fund shareholders involves judgments that are inherently subjective. We cannot guarantee that our Market Timing Procedures will detect every potential market timer. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the funds. This may result in lower long-term returns for your investments.

Our Market Timing Procedures are applied consistently to all policy owners. An exception for any policy owner will be made only in the event we are required to do so by a court of law. In addition, certain funds available as investment options in your contract may also be available as investment options for owners of other, older life insurance policies issued by us.

Some of these older life insurance policies do not provide a contractual basis for us to restrict or refuse transfers which are suspected to be market timing activity. In addition, because other insurance companies and/or retirement plans may invest in the funds, we cannot guarantee that the funds will not suffer harm from frequent, large, or short-term transfer activity among Sub-Accounts and the Fixed Accounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity, to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). If we modify our Market Timing Procedures, they will be applied uniformly to all policy owners or as applicable to all policy owners with policy values allocated to Sub-Accounts investing in particular underlying funds. We also reserve the right to implement and administer redemption fees imposed by one or more of the funds in the future.

Some of the underlying funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the underlying fund’s investment adviser, the underlying fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected.  To the extent permitted by applicable law, we reserve the right to defer or reject a transfer request at any time that we are unable to purchase or redeem shares of any of the funds in which the Separate Account invests, including any refusal or restriction on purchases or redemptions of the Sub-Account units as a result of the funds’ own policies and procedures on market timing activities.  If a fund refuses to accept a transfer request we have already processed, we will reverse the transaction within 1-2 business days of the day on which we receive notice of the refusal. We will notify you in writing if we have reversed, restricted or refused any of your transfer requests. Some of the underlying funds may also impose redemption fees on short-term trading (i. e., redemptions of underlying fund shares within a certain number of business days after purchase).  We reserve the right to administer and collect any such redemption fees on behalf of the underlying funds.  You should read the

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prospectuses of the funds for more details on their ability to refuse or restrict purchases or redemptions of their shares.

Optional Sub-Account Allocation Programs

You may elect to participate in programs for Dollar cost averaging or Automatic rebalancing. There is currently no charge for these programs. You may participate in only one program at any time.

Dollar Cost Averaging systematically transfers specified dollar amounts during the first policy year from the Money Market Sub-Account or the Fixed Account. Transfer allocations may be made to one or more of the Sub-Accounts (not the Fixed Account) on a monthly basis. These transfers do not count against the free transfers available. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, you may reduce exposure to market volatility. Dollar cost averaging will not assure a profit or protect against a declining market.

If the owner elects Dollar cost averaging from either the Money Market Sub-Account or the Fixed Account the value in that account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.

If Dollar cost averaging is desired, it must be elected at issue.

Dollar cost averaging terminates automatically:

1)   if the value in the Money Market Sub-Account or the Fixed Account is insufficient to complete the next transfer;

2)  seven calendar days after our Administrative Office receives a request for termination in writing or by telephone, with adequate authentication;

3)  on the first Policy Anniversary; or

4)  if your policy is surrendered or otherwise terminates.

Automatic Rebalancing periodically restores to a pre-determined level the percentage of policy value allocated to the Fixed Account and each Sub-Account. The pre-determined level is the allocation initially selected on the application, until changed by the Owner. Your policy will be issued with Automatic rebalancing. When Automatic rebalancing is in effect, all Net Premium Payments allocated to the Sub-Accounts and Fixed Account will be subject to Automatic rebalancing.  Transfers among the Sub-Accounts and the Fixed Account as a result of Automatic rebalancing do not count against the number of free transfers available.  Automatic rebalancing provides a method for reestablishing fixed proportions among your allocations to your Sub-Accounts on a systematic basis.  Automatic rebalancing helps to maintain your allocation among market segments, although it entails reducing your policy values allocated to the better performing segments.  Therefore, you should carefully consider market conditions and the investment objectives of each Sub-Account and underlying fund before electing to participate in Automatic rebalancing.

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Automatic rebalancing is available only on a quarterly basis. Automatic rebalancing may be terminated, or the allocation may be changed at any time, by contacting our Administrative Office.

Riders

We may offer you riders to your policy from time to time. Riders may alter the benefits or charges in your policyElection of riders may have tax consequences to you. Also, exercising a rider will enhance or restrict the benefits otherwise available under your policy; any such enhancements or restrictions are discussed when the terms of the rider is discussed. (See discussion of each rider in the sub-sections headed “Waiver of Monthly Deduction Rider”, “Change of Insured Rider”, “Estate Tax Repeal Rider”, No-Lapse Enhancement rider”, “Overloan Protection Rider”, and “Premium Reserve Rider”. Consult your financial and tax advisers before adding riders to, or deleting them from, your policy.  Please ask your financial adviser for an illustration that reflects the impact of adding a rider to your policy or deleting a rider form your policy before you make your decision.

Some of the riders discussed below are optional and you must decide whether to apply for those riders.  Optional riders include the Waiver of Monthly Deduction Rider, the Change of Insured Rider, and the Estate Tax Repeal Rider.   The No-Lapse Enhancement Rider, the Premium Reserve Rider, and the Overloan Protection Rider will automatically be included with your policy.

Waiver of Monthly Deduction Rider. If desired, you must select this rider when you initially apply for insurance. Lincoln Life will maintain the death benefit by paying covered monthly deductions during periods of disability. Charges for this rider, if elected, are part of the Monthly Deductions.

Change of Insured Rider. With this rider, you may name a new insured in place of the current insured. Underwriting and policy value requirements must be met. The benefit expires on the anniversary nearest to the current insured’s 65th birthday. There is no separate charge for this rider; however policy charges applicable to the new insured may differ from charges applicable to the current insured. Exercising the Change of Insured Rider is a fully taxable event.

Estate Tax Repeal Rider. If desired, you must select this rider when you initially apply for insurance policy.  You should discuss with your financial and tax advisers whether, and the extent to which, the benefits of this rider would assist you in reaching your long term financial, estate planning, and other goals.  For example, if you and your financial and tax advisers determined that this policy is to be purchased solely for the purpose of reducing federal estate taxes, you should discuss with your financial and tax advisers what impact possible Congressional action (or inaction) with respect to the federal estate tax may have on your estate or other plans.  There is a one-time $250 charge at issue for this rider.

Underthe Economic Growth and Tax Relief Reconciliation Act of 2001 (H.R. 1836) (“EGTRRA”), the Federal Estate Tax law will be repealed effective on and after January 1,

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2010.  However, EGTRRA also provided that this repeal is only temporary, and unless Congress acts by December 31, 2010 (with such action being effective as of January 1, 2010) to extend the repeal or to make the repeal permanent, the estate tax will be reinstated on January 1, 2011.

This rider gives you the right to cancel your policy for an amount equal to the Surrender Value of the policy plus any applicable Surrender Charge under certain circumstances.  You may exercise your right under this rider to cancel your policy if (i) the EGTRRA repeal of the Federal Estate Tax law is made permanent; or (ii) the temporary repeal expiration date (that is, January 1, 2011) is extended for at least two years beyond January 1, 2011.

Your right to cancel your policy must be exercised within 12 months from the later of (i) January 1, 2010, or (ii) the date in 2010 upon which legislation is enacted and signed into law which either permanently repeals the Federal Estate Tax law or extends for at least two years the temporary repeal expiration date (that is January 1, 2011).

This rider terminates on the earliest of:

1)  one year from the “start date” (which is the later of (i) January 1, 2010, or (ii) the date in 2010 upon which legislation is enacted and signed into law which either permanently repeals the Federal Estate Tax law or extends for at least two years the temporary repeal expiration date (that is January 1, 2011);

2)  December 31, 2010, provided no legislation has been enacted and signed into law which either permanently repeals the Federal Estate Tax law or extends for at least two years the temporary repeal expiration date (that is January 1, 2011) ;

3)  the date you request termination of the rider;

4)  termination of your policy; or

5)  Full Surrender of your policy prior to the start date.

If your policy lapses but is reinstated, the rider will likewise be reinstated, provided such reinstatement occurs before 1), 2), or 3) above.

No-Lapse Enhancement Rider. This rider, which is automatically issued with your policy, provides you with a limited benefit in the event that your policy would otherwise lapse.  It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your cash value. Also, it does not provide any type of market performance guarantee.  The duration of lapse protection provided by this rider will be determined monthly, and will vary based on Net Premium Payments made, interest credited, the amount of any Partial Surrenders, and rates and fees for the rider. Payment of premiums higher than the planned premium and interest credited on net premiums will increase the duration of lapse protection. Partial surrenders and the costs of other riders which have their own charges will reduce the duration of lapse protection.

No-Lapse Protection.  If the Net Accumulation Value under the policy is insufficient to cover the Monthly Deductions, the policy will not lapse as long as three conditions are met:

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1)  the rider has not terminated (see subsection headed “Rider Termination” for more information about when the rider terminates);

2)  the rider is providing lapse protection (that is, the duration of lapse protection has not ended); and

3)  either the “No-Lapse Value” or the “Reset Account Value”, less any Indebtedness, is greater than zero.

We will automatically issue this rider with your policy. There is no charge for this rider.

The rider consists of the no-lapse value provision and the reset account value provision. Under this rider, your policy will not lapse as long as either the No-Lapse Value or the Reset Account Value, less any Indebtedness, is greater than zero. If both the No-Lapse Value and the Reset Account Value, less any Indebtedness, are zero or less, this rider will not prevent your policy from lapsing. The No-Lapse Value and Reset Account Value are reference values only. If the Net Accumulation Value is insufficient to cover the Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing.

If either provision of this rider is actively preventing the policy from lapsing, that provision will trigger a death benefit which is different from the death benefit otherwise in effect under the policy. Each provision triggers a different death benefit, as described in more detail below. The change to a death benefit triggered by either provision under this rider is not permanent. If subsequent premium payments create Accumulation Value sufficient to cover the accumulated, if any, as well as current Monthly Deductions, the death benefit triggered by either rider provision will no longer apply, and the death benefit will be restored to the death benefit option in effect under the policy. There is no limit on the number of times we allow death benefits to be restored in this manner. Refer to the section headed “Death Benefits” for more information.

We calculate the No-Lapse Value and Reset Account Value based on a set of rates and fees which are reference rates and reference fees only and are used solely for the purpose of calculating benefits provided by the rider. They will be referred to as the “Reference Rates and Fees”.   The Reference Rates and Fees used for this rider differ from the rates and fees we use to calculate the Accumulation Value of the policy.

Each provision’s value is based on a set of Reference Rates and Fees unique to that provision. The No-Lapse Value Reference Rates and Fees are the No-Lapse Premium Load and No-Lapse Monthly Deduction for a policy month (which includes the No-Lapse Monthly Cost of Insurance, the cost of any additional benefits provided by other riders that have their own charges, and the No-Lapse Monthly Administrative Fee).  The No-Lapse Reset Account Value Reference Rates and Fees are the Reset Account Premium Load and the Reset Account Monthly Deduction for a policy month (which includes the Reset Account Monthly Cost of Insurance, the cost of any additional benefits provided by other riders that have their own charges, and the Reset Account Monthly Administrative Fee).

At the time we issue the policy, we fix the schedules of Reference Rates and Fees for the life of the policy. Refer to the No-Lapse Enhancement Rider form issued with your policy for more information about the actual schedules of Reference Rates and Fees applicable to your policy.

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The No-Lapse Value.  On each Monthly Anniversary Day (see section headed “Policy Charges and Fees” for a discussion of “Monthly Anniversary Day”), the No-Lapse Value will be calculated as 1), plus 2), minus 3), plus 4), minus 5), minus 6) where:

1)   is the No-Lapse Value on the preceding Monthly Anniversary Day;

2)  is all Net Premium Payments received since the preceding Monthly Anniversary Day;

3)  is the amount of any Partial Surrenders (i.e., withdrawals) under the policy since the preceding Monthly Anniversary Day;

4)  is accumulated interest credited to the No-Lapse Value;

5)  is the the No-Lapse Monthly Deduction for the month following the Monthly Anniversary Day; and

6)  is the Surrender Charge for any Reduction in specified amount on the Monthly Anniversary Day.

On any day other than a Monthly Anniversary Day, the No-Lapse Value will be the No-Lapse Value as of the preceding Monthly Anniversary Day, plus all Net Premium Payments received since the preceding Monthly Anniversary Day, less Partial Surrenders, plus accumulated interest credited to the No-Lapse Value.

The No-Lapse Value on the Policy Date will be the initial Net Premium Payment received less the No-Lapse Monthly Deduction for the first policy month.

The No-Lapse Monthly Deduction is the No-Lapse Monthly Cost of Insurance, plus the monthly charge, if any, for other riders, and plus the No-Lapse Monthly Administrative Fee.  The No-Lapse Monthly Cost of Insurance and the No-Lapse Monthly Administrative Fee are Reference Rates and Fees only and are used solely for the purpose of calculating benefits provided by the rider.  These Reference Rates and Fees differ in amount from the policy Cost of Insurance Charge and policy monthly Administrative Fee used to calculate Accumulation Value under your policy.

The Reset Account Value.  On each Monthly Anniversary Day (see section headed “Policy Charges and Fees” for a discussion of “Monthly Anniversary Day”), the Reset Account Value will be calculated as 1), plus 2), minus 3), plus 4), minus 5), minus 6) where:

1)  is the Reset Account Value on the preceding Monthly Anniversary Day;

2)  is all Net Premium Payments received since the preceding Monthly Anniversary Day;

3)  is the amount of any Partial Surrenders (i.e., withdrawals) under the policy since the preceding Monthly Anniversary Day;

4)  is accumulated interest credited to the Reset Account Value;

5)  is thethe Reset Account Monthly Deduction for the month following the Monthly Anniversary Day; and

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6)  is the Surrender Charge for any Reduction in specified amount on the Monthly Anniversary Day.

On any day other than a Monthly Anniversary Day, the Reset Account Value will be the Reset Account Value as of the preceding Monthly Anniversary Day, plus all Net Premium Payments received since the preceding Monthly Anniversary Day, less Partial Surrenders, plus accumulated interest credited to the Reset Account Value.

The Reset Account Value on the Policy Date will be the initial Net Premium Payment received less the Reset Account Monthly Deduction for the first policy month.

The Reset Account Monthly Deduction is the Reset Account Monthly Cost of Insurance, plus the monthly charge, if any, for other riders, and plus the Reset Account Monthly Administrative Fee.  The Reset Account Monthly Cost of Insurance and the Reset Account Monthly Administrative Fee are Reference Rates and Fees only and are used solely for the purpose of calculating benefits provided by the rider.  These Reference Rates and Fees differ in amount from the policy Cost of Insurance Charge and policy monthly Administrative Fee used to calculate Accumulation Value under your policy.

On each Policy Anniversary, the Reset Account Value may increase to reflect positive investment performance. If the Reset Account Value on any Policy Anniversary is less than the Accumulation Value on that same policy anniversary, the Reset Account Value will be increased to equal the Accumulation Value. Refer to the No-Lapse Reset Account Provision of the No-Lapse Enhancement Rider attached to your policy.

Death Benefits Under the Policy and the Rider.  You will select a “guaranteed minimum death benefit” on the application for your policy. This Guaranteed Minimum Death Benefit will be used in determining the actual Death Benefit Proceeds provided by the no-lapse value provision.  The Guaranteed Minimum Death Benefit you select under the provisions of the No-Lapse Enhancement Rider will only affect the Death Benefit Proceeds payable under the terms of this rider if the rider is actively preventing the policy from lapsing.  It will be shown on the policy specifications page.

The initial Guaranteed Minimum Death Benefit you select must be between 70% and 100% of the Initial specified amount for the policy. The higher the percentage you select, the higher the ongoing premium payments which will be required to maintain a No-Lapse Value and/or Reset Account Value greater than zero. If the policy specified amount is later decreased below the Guaranteed Minimum Death Benefit, the Guaranteed Minimum Death Benefit will automatically decrease to equal the specified amount as of the same effective date. If the policy specified amount is later increased, the Guaranteed Minimum Death Benefit will not automatically increase.

If the Net Accumulation Value is sufficient to cover the accumulated, if any, and current Monthly Deductions, the death benefit payable will be determined by the death benefit option in effect. Refer to the section headed “Death Benefits” for more information.

If the Net Accumulation Value is insufficient to cover the accumulated, if any, and current Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing. Each provision triggers a different death benefit.

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If the no-lapse value provision is actively keeping the policy from lapsing, the death benefit (the “No-Lapse Provision Death Benefit”) is the Guaranteed Minimum Death Benefit less any Indebtedness and less any Partial Surrenders (i.e., withdrawals) received by the policy owner after the date of insured’s death.  This death benefit may be less than the specified amount of the policy.

If the reset account value provision is actively keeping the policy from lapsing, the death benefit (the “Reset Account Value Provision Death Benefit”) is the greater of:

1)              a) the lesser of

(i)             the current specified amount and

(ii)          Initial specified amount), minus

b)             Indebtedness, and minus

c)              any Partial Surrenders (i.e., withdrawals) after the date of death; or

2)              an amount equal to the Reset Account Value multiplied by the applicable percentage shown in the corridor percentages table of the policy specifications, less any Indebtedness and less any Partial Surrenders after the date of death.

If the requirements of both of these provisions are met, the death benefit payable will be the greater death benefit amount triggered by either of the provisions. Refer to the section headed “Death Benefits” for more information.

If this rider prevents the policy from lapsing, and subsequent Premium Payments are made such that the Accumulation Value is sufficient to cover the Monthly Deductions, the death benefit payable will be determined by the death benefit option in effect.  During the period that the rider is preventing the policy from lapsing, the Monthly Deductions under your policy, which consist of the monthly Cost of Insurance Charge, the monthly cost of any riders, and the monthly Administrative Fee, will continue and will be accumulated.  A statement will be sent to you, at least annually, which reflects the accumulated amount of those deductions.  If the rider terminates for any reason, the accumulated and current Monthly Deduction would have to be paid to prevent lapse, and we will send you a notice stating the amount of premiums you would be required to pay to keep your policy in force (see section headed “Lapse and Reinstatement”).

The following examples demonstrate for the policy described below the death benefit under the policy as well as the death benefits calculated under both the No-Lapse Provision and the Reset Account Value Provision of the No-Lapse Enhancement Rider.  The column headed “No-Lapse Enhancement Rider Death Benefit” shows the amount of the benefit which would be paid if the Rider were preventing lapse.  That benefit is the greater of the No-Lapse Provision and the Reset Account Value Provision.

•                  Insured:  Male Standard Non-tobacco, age 55

•                  Specified Amount:  $1,000,000

•                  Annual premium payment:  $18,500 paid annually at or before the beginning of each of the first 30 policy years

•                  No Indebtedness on the policy

•                  Death Benefit Option:  1 (level)

•                  Benefit Selection Option:  Not ElectedAssumed Investment Return:  8.00% gross (7.26% net)

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•                  No-Lapse Provision Guaranteed Minimum Death Benefit Percentage = 90% of Initial specified amount

End of Year	Age	Accumulation Value	Policy Death Benefit	No-Lapse Provision Death Benefit	Reset Account Value Provision Death Benefit	No-Lapse Enhancement Rider Death Benefit
10	65	96,229	1,000,000	900,000	1,000,000	1,000,000
20	75	294,510	1,000,000	900,000	1,000,000	1,000,000
30	85	584,424	1,000,000	900,000	—	900,000
40	95	745,856	1,000,000	900,000	—	900,000
50	105	1,114,200	1,114,200	900,000	—	900,000

The above example shows a policy that has sufficient Accumulation Value to remain in force.  Thus, the No-Lapse Enhancement Rider is not needed to prevent the policy in the example above from lapsing.   In this example, the death benefit option selected by the policy owner will determine the amount payable upon the death of the insured.

The example below uses all of the same assumptions as are used for the example above, except for the Assumed Investment Return set forth below:

•                  Assumed Investment Return:  0.00% gross (-0.74% net)

End of Year	Age	Accumulation Value	Policy Death Benefit	No-Lapse Provision Death Benefit	Reset Account Value Provision Death Benefit	No-Lapse Enhancement Rider Death Benefit
10	65	55,201	1,000,000	900,000	1,000,000	1,000,000
20	75	92,217	1,000,000	900,000	1,000,000	1,000,000
25	80	48,650	1,000,000	900,000	1,000,000	1,000,000
30	85	—	—	900,000	—	900,000
40	95	—	—	900,000	—	900,000
50	105	—	—	900,000	—	900,000

The second example shows a policy in which the Accumulation Value declines to 0 in between policy years 25 and 30.  At that point, the No-Lapse Enhancement Rider will keep the policy from lapsing.  The No-Lapse Enhancement Rider Death Benefit is the greater of the No-Lapse Provision Death Benefit and the Reset Account Value Death Benefit.  Therefore, once the rider begins to prevent lapse, it will provide a Guaranteed Minimum Death Benefit of $900,000 (as elected by the policy owner at the time of application for the policy).  In this example, the death benefit provided by the No-Lapse Enhancement Rider is less than the death benefit which would have been payable under the death benefit selected by the policy owner had the Accumulation Value been sufficient to keep the policy in force without the No-Lapse Enhancement Rider.

The No-Lapse Enhancement Rider can provide benefits when your policy’s Accumulation Value is insufficient to prevent a policy lapse, which would otherwise terminate all policy coverage.  Rider benefits can prevent a policy lapse when the policy’s Accumulation Value is reduced by deductions for policy charges and fees, poor investment performance, partial surrenders of Accumulation Value, Indebtedness for Policy Loans, or any combination of these factors.

Automatic Rebalancing Required.  You must maintain Automatic rebalancing in order to keep this rider in effect. Automatic rebalancing will be in effect when the policy is issued. If you discontinue Automatic rebalancing after the policy is issued, this rider will terminate. After this rider terminates, the policy will remain in force only if the Accumulation Value is

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sufficient to cover the Monthly Deductions. Refer to the section headed “Optional Sub-Account Allocation Programs” for more information about Automatic rebalancing.

We reserve the right to restrict your allocation to certain Sub-Accounts to a maximum of 40% of the policy Accumulation Value in order to keep this rider in effect.  While we currently do not restrict your allocation rights, your policy will include a listing of the Sub-Accounts available as of the Policy Date to which allocation may be so restricted.  The decision to enforce this restriction will be based on an annual review of the Separate Account investments of all owners of this product. If we determine that the investments of all owners are highly concentrated in certain Sub-Accounts, then Sub-Accounts with higher concentrations than anticipated will be subject to the restriction. Any restriction will apply to all owners of this product. If such a restriction is put in place in the future, you will be notified in writing and advised if it is necessary to reallocate the policy Accumulation Value or subsequent Premium Payments among Sub-Accounts which are not subject to the restriction and advised of the steps you will need to take, if any, in order to keep the rider in effect.  We will not reallocate the Accumulation Value to comply with any such restriction except pursuant to your instructions. You may provide instructions for reallocation in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing. If you choose not to reallocate the Accumulation Value of your policy to comply with a Sub-Account restriction, this rider will terminate.  If this rider is actively preventing the policy from lapsing and this rider terminates as a result of the owner’s failure to comply with a Sub-Account restriction, then the policy will lapse.

Duration of No-Lapse Protection.  The duration of the no-lapse coverage will be determined monthly by referencing the No-Lapse Account Value and the Reset Account Value. The duration is determined by projecting the first Monthly Anniversary Day on which future deductions for the rider rates and fees would cause both the No-Lapse Value and Reset Account Value to reach zero. Because the duration is recalculated on a monthly basis, higher Premium Payments and credited interest will increase the duration, while Partial Surrenders and adjustments for rider Reference Rates and Fees will reduce the duration. In general, later Premium Payments are credited with less interest over time, resulting in a lower No-Lapse Value and Reset Account Value, and a shorter duration of no-lapse protection.

The duration of the lapse protection provided by this rider may be reduced if:

1)              premiums or other deposits are not received on or before their due date; or

2)              you initiate any policy change that decreases the No-Lapse Value or Reset Account Value under the policy. These changes include, but are not limited to, Partial Surrenders, Policy Loans, increases in specified amount, and changes in death benefit option.

The Company will determine the duration of the lapse protection based on the situation in 1) and 2) above by recalculating the No-Lapse Value and the Reset Account Value. In general, later Premium Payments are credited with less interest over time, resulting in a lower No-Lapse Value and Reset Account Value. A lower No-Lapse Value or Reset Account Value will reduce the duration of lapse protection. The following example shows the impact of delayed Premium Payments on the duration of lapse protection:

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Sample Policy

•                  Insured: Male Standard Non-tobacco, age 55

•                  Specified amount: $1,000,000

•                  Benefit Selection Option:  Not elected

•                  Planned annual premium payment: $13,000

Duration of lapse protection:

1)              if premiums are received on the planned payment date each year: 326 months; or

2)              if premiums are received 30 days after the planned payment date each year: 322 months.

The impact of late Premium Payments on the duration of the lapse protection varies by policy. If both the No-Lapse Value and the Reset Account Value, less any Indebtedness, are zero or less, this rider will not prevent your policy from lapsing. Payment of sufficient additional premiums while this rider remains in force will increase one or both of the values to an amount greater than zero, and the rider will provide lapse protection. You may obtain information about your policy’s current duration of lapse protection and the impact that late Premium Payments may have on that duration by requesting a personalized policy illustration from your financial adviser.

Rider Termination.  This rider and all rights provided under it will terminate automatically upon the earliest of the following:

1)              the insured reaches age 121; or

2)              surrender or other termination of the policy; or

3)              Automatic rebalancing is discontinued; or

4)              an allocation restriction requirement is not met within 61 days of notification to you of such a requirement.

If the policy terminates and is reinstated, this rider will likewise be reinstated unless the rider terminated before the policy terminates.

Benefit Selection Option.  When you apply for the policy, you may elect the Benefit Selection Option.

With this option, you can select a balance between potentially greater Accumulation Value and the death benefit protection provided by the No-Lapse Enhancement Rider.  When considering this option, you should consider the amount of market risk which is appropriate for you and your circumstances.  This option is designed to reduce the charges for the per $1,000 of specified amount monthly administrative expense fee (the “Monthly Administrative Expense Fee”) deducted from your policy and thereby reduce the cost of the death benefit provided by your policy.  Therefore, if you elect to reduce the death benefits provided by this rider by electing a Benefit Selection Option percentage greater than zero, you will reduce the monthly charges deducted from your policy’s accumulation value.  By reducing the monthly charges deducted from your policy’s Accumulation Value, you have the opportunity to have a larger Accumulation Value allocated to the Fixed Account and invested in the Sub-Accounts,

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but will receive a reduced death benefit protection provided by the No-Lapse Enhancement Rider.

When you elect this option, you choose to reduce the benefits provided by the No-Lapse Enhancement Rider in exchange for reduced Monthly Administrative Expense Fees.  The reduced policy Monthly Administrative Expense Fee will be displayed in your policy specifications.  However, when the Benefit Selection Option is elected, your choice of a Benefit Selection Option percentage greater than zero will increase the no-lapse reference per $1,000 of specified amount monthly administrative fees, and, therefore, the premiums which you must pay in order to meet the requirements of the No-Lapse Enhancement Rider will increase.  (Refer to the section headed “No-Lapse Enhancement Rider” for discussion of how Rider values are calculated.)  The higher the percentage you select for the Benefit Selection Option, the larger the increase in the no-lapse reference per $1,000 of specified amount Monthly Administrative Fees and the higher the premiums you must pay in order to meet the requirements of the Rider.

The following example shows two policies on the same insured. In the first example, the Benefit Selection Option was not elected; and in the second example the Benefit Selection Option was elected:

Male, 55 Year Old, Standard Non-tobacco
Benefit Selection Option	Monthly Administrative Expense Fee	No-Lapse Monthly Administrative Expense Reference Fee	Result
Election: None	$0.5133 per thousand of Specified Amount (higher)	$0.1333 per thousand of Specified Amount (lower)	This option offers the best no-lapse protection available. The price of the protection is reflected in the higher Monthly Administrative Expense Fee.

Election: 100%	$0.0683 per thousand of Specified Amount (lower)	$0.2333 per thousand of Specified Amount (higher)

This option offers the least amount of no-lapse protection. The Monthly Administrative Expense Fee is reduced in exchange. Therefore, this option allows more money to be invested in the Sub-Accounts or allocated to the Fixed Account. However, the premiums which you must pay in order to satisfy the no-lapse requirements of the rider will increase.

You elect this option by selecting a percentage from 1 to 100%. This election must be made at Policy issue and is irrevocable.  The impact of selecting a Benefit Selection Option percentage greater than zero on your policy is best shown in an illustration.  Please ask your

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registered representative for illustrations which demonstrate the impact of electing various Benefit Selection Option percentages greater than zero.

If elected, the percentage you select under this option will be shown in your policy specifications.  Once your policy is issued with the Benefit Selection Option, you may not change the percentage you selected nor may you terminate your election.

Overloan Protection Rider.  If this rider is issued with your policy, you meet the requirements as described in this rider and have elected this benefit, your policy will not lapse solely based on Indebtedness exceeding the Accumulation Value less the Surrender Charges. It is a limited benefit, in that it does not provide any additional death benefit or any increase in Accumulation Value. Also, it does not provide any type of market performance guarantee.

There is no charge for adding this rider to your policy. However, if you choose to elect this benefit, there is a one-time charge which will not exceed 5.0% of the then current Accumulation Value. Once you elect the benefit, certain provisions of your policy will be impacted as described in the rider.

Premium Reserve Rider.  We will automatically issue this rider with your policy.  The rider allows you to pay premiums in addition to those you plan to pay for your policy and to have such amounts accumulate in the same manner as if they had been allocated to your policy without, as detailed in the rider, being subject to all charges and expenses of your policy.  For example, this rider can be used to fund future Premium Payments if needed while retaining the flexibility to withdraw such funds from the rider without reducing the Policy’s Specified Amount (or being subject to withdrawal fees or Surrender Charges) in the event the funds are not needed due to favorable investment performance.  Premiums allocated to the Premium Reserve Rider do not increase the policy’s Accumulation Value and, therefore, will not decrease the Net Amount at Risk.  Since the Net Amount at Risk will not be reduced, current Cost of Insurance Charges will not be reduced.  However, the Policy’s death benefit will be increased by the Premium Reserve Rider Accumulation Value less Indebtedness.  The Premium Reserve Rider Accumulation Value is the sum of the (i) values of sub-accounts created for the rider which, but for having been created specifically for the rider, are in all other respects identical to the Sub-Accounts (the “Premium Reserve Rider Sub-Accounts”), (ii) values held in the portion of the Fixed Account created specifically for the rider (the “Premium Reserve Rider Fixed Account”), and values held in the Premium Reserve Rider Loan Account (see section headed “Policy Loans” for a discussion of borrowing against the Premium Reserve Rider Accumulation Value).

A premium load of 4.0% (known as the Premium Reserve Rider Premium Load) will be deducted from each amount allocated to this rider.

Net Premium Reserve Rider premiums will be allocated to the Premium Reserve Rider Sub-Accounts and/or the Premium Reserve Rider Fixed Account using the same premium allocation instruction that you have provided to us for allocating premiums which you direct to your policy.

Calculations of the values of the Premium Reserve Rider Sub-Accounts apply the same daily mortality and expense risk charge as would have been deducted if the premiums had been allocated to your policy; however, the Monthly Deductions for your policy, which

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include the amount of the Cost of Insurance Charge and the Administrative Fee, and charges for riders to your policy other than this rider will not be reflected.

You may request us to transfer all or part of the Premium Reserve Rider’s Accumulation Value to your policy at any time.  Transfers of the Premium Reserve Rider Accumulation Value to your policy are subject to a deduction of 3.0% from each amount transferred (the 3.0% charge is called the Premium Reserve Rider Transfer Load) if such transfers are made (either automatically, as discussed below, or at your request) in the first ten policy years.  The Premium Reserve Rider Transfer Load is imposed by the Company if Premium Reserve Rider Accumulation Value is transferred to the policy during the first 10 policy years.  This charge is made to help cover the costs associated with providing the increased policy benefits created as a result of the increased policy values.

No other policy charges or fees will be deducted from the amount allocated to the Premium Reserve Rider.

In addition, after policy year 10, subject to certain limitations (which relate to meeting the requirement that sufficient value remains to maintain the duration of lapse protection provided under the No-Lapse Enhancement Rider until the insured reaches age 121 – see section headed “No-Lapse Enhancement Rider”), you may request transfers from the policy’s Net Accumulation Value to the Premium Reserve Rider for allocation to the Premium Reserve Rider’s Sub-Accounts and Fixed Account.  Transfers between the policy and the rider will not be counted against the number of free transfers permitted by the policy.

The rider provides for the automatic transfer of the entire Premium Reserve Rider Accumulation Value to the policy in the event

1)              the Net Accumulation Value under your policy is insufficient to maintain your policy in force and the No-Lapse Enhancement Rider described above is not at the time preventing your policy from lapsing; and

2)              you do not pay at least the amount set forth in the lapse notice and your payment is not received by us before the end of the Grace Period.

If the Premium Reserve Rider Accumulation Value (less the Premium Reserve Rider Transfer Load of 3.0% if the transfer is made during the first 10 policy years) on the day the Grace Period ends is insufficient to meet the amount then due, your policy will lapse without value.

If this rider is in force at the time you request a loan on or Partial Surrender of your policy, any such loan or Partial Surrender will be made first from any Premium Reserve Rider Accumulation Value and when the Premium Reserve Rider Accumulation Value is reduced to zero, then from the Accumulation Value of your policy. Loan interest will be charged and credited to any Premium Reserve Rider loans on the same basis as the policy.  Please refer to the section headed “Policy Loans” for a more detailed discussion of Policy Loans, including interest charged on Policy Loans.

In the event of the death of the insured while the rider is in force, any Premium Reserve Rider Accumulation Value less Indebtedness on the date of death will be added to the death benefit if Death Benefit Option 1 is in force and will be added to the policy’s Accumulation Value less Indebtedness on the date of death if Death Benefit Option 2 is in force.  If the death benefit is paid pursuant to the No-Lapse Enhancement Rider, the Premium Reserve

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Rider Accumulation Value less Indebtedness will be added to the death benefit payable under that rider.

The Premium Reserve Rider will terminate at the earlier of the date your policy terminates; the date the entire Premium Reserve Rider Accumulation Value is automatically transferred to your policy to maintain your policy in force; or your written request to terminate the rider is received.  Once terminated, the rider may not be reinstated, and no further Premium Payments may be allocated to it.

Finally, the amount of premiums you may pay, whether you direct them to your policy or to your Premium Reserve Rider are subject to limits which are discussed in the Tax Issues section of the prospectus.

As with your policy, you bear the risk that the investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated.  Adverse investment results will impact the Premium Reserve Rider Accumulation Value and, therefore, the amount of rider accumulation value which may be available to prevent your policy from lapsing or for providing policy benefits.

The Premium Reserve Rider, as discussed above, can help provide additional protection against lapse of your policy.  The Premium Reserve Rider Accumulation Value generated by the additional premiums you pay to the rider may be transferred to the policy either through (i) your voluntarily requesting us to transfer available Premium Reserve Rider Accumulation Value to the policy in the amount needed to prevent lapse (because, for example, you do not have the funds outside of the policy to make the premium payment required to keep the policy in force), or (ii) the rider’s provision for automatically transferring all available Premium Reserve Rider Accumulation Value to the policy should those values be needed to prevent lapse of the policy (because, for example, the payment you do make either is less than the amount requested or is not received by the time set by the terms of the policy).  However, as noted above, if such values are transferred pursuant to the Premium Reserve Rider’s automatic transfer provision, the Premium Reserve Rider will terminate, and the policy owner will permanently lose the ability to allocate any future premium payments to the rider.

As a hypothetical example of how the Premium Reserve Rider might help prevent lapse of your policy, assume that you have had your policy for 11 years and that you have allocated additional premiums to the rider so that your Premium Reserve Rider Accumulation Value at the end of policy year 11 is $25,000.   Further assume that the No-Lapse Enhancement Rider is no longer preventing your policy from lapsing, that the premium required to maintain your policy in force that is due at the beginning of policy year 12 is $15,000, and that you have decided that you wish to minimize your current cash outlays.  If you do not pay the $15,000 premium, you will receive a lapse notice which will tell you that you need to make a premium payment of $15,000 to your policy.  If you wish, you could request (before the end of the Grace Period) that we transfer $15,000 of the Premium Reserve Rider Accumulation Value to the policy.  If you do not so request, we will automatically transfer the entire Premium Reserve Rider Accumulation Value of $25,000 to the policy (and your Premium Reserve Rider will terminate).   In this example, the transfer of $15,000 from your Premium Reserve Rider Accumulation Value to your policy will avoid lapse of the policy.

As a further hypothetical example, again assume that you have had your policy for 11 years but that you have allocated fewer additional premiums to the rider so that your Premium Reserve Rider Accumulation Value is $10,000. Continuing the assumption that the No-Lapse Enhancement Rider is no longer preventing your policy from lapsing, that the

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premium required to maintain your policy in force that is due at the beginning of policy year 12 is $15,000, and that you wish to minimize your current cash outlays, your Premium Reserve Rider Accumulation Value would provide (either by transfer at your specific request or through automatic transfer) $10,000 towards the premium due.  But in this example, you would have to then pay the balance of the premium due, that is $5,000, to us from your savings or from another source outside of the policy to avoid lapse of your policy.

You should discuss with your financial adviser the needs which purchasing the policy will meet, including the need to provide to beneficiaries a guaranteed death benefit which does not depend upon growth of the policy’s Accumulation Value.  Policy illustrations, which the financial adviser can prepare, will help determine the amount of premiums which should be allocated to paying the costs of the policy for the death benefit you need.  Once that need for a guaranteed death benefit is met and premium requirements determined, the policy owner then could consider whether to allocate additional funds to the Rider.

You should carefully weigh the balance between allocating premiums to the policy and premiums to the rider.  Premiums allocated to the Premium Reserve Rider may be withdrawn without reducing the specified amount (which might be the case if those premiums had been allocated to the policy).  In addition, premiums allocated to the rider initially are charged only with the 4.0% Premium Reserve Rider Premium Load and will only be charged the 3.0% Premium Reserve Rider Transfer Load if transfers are voluntarily made during the first 10 policy years (or are automatically transferred to help prevent policy lapse).  And premiums allocated to the rider become part of the Premium Reserve Rider Accumulation Value and that value (less any Indebtedness) would be paid upon the death of the insured in addition to the death benefit paid

However, premiums allocated to the rider do not increase the policy’s Accumulation Value and, therefore, would not reduce the Cost of Insurance Charges.  An illustration can show the impact that paying a higher level of premiums would have on the policy’s Cost of Insurance Charges: that is as Accumulation Values in the policy increase (through positive investment results and/or allocating more premiums to the policy), the Net Amount at Risk (that is, the difference between the death benefit and the Accumulation Value) will decrease, thereby decreasing the Cost of Insurance Charges.   Decreasing policy charges increases the amount of policy Accumulation Value available for allocation to the Sub-Accounts, and thereby increases the amount available for investment, subject to your tolerance for risk.

Your financial adviser can prepare illustrations which would reflect the potential impact that different allocations of premium between the policy and the Premium Reserve Rider might have, as well as illustrate the impact rates of return selected by you might have on the policy’s benefits and the Premium Reserve Rider Accumulation Value.

Continuation of Coverage

If the insured is still living at age 121, and the policy is still in force and has not been surrendered, the policy will remain in force until surrender or death of the insured. There are certain changes that will take place:

1)              we will no longer accept Premium Payments;

2)              we will make no further deductions;

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3)              policy values held in the Separate Account will be transferred to the Fixed Account; and

4)              we will no longer transfer amounts to the Sub-Accounts.

However, loan interest will continue to accrue.

Termination of Coverage

All policy coverage terminates on the earliest of:

1)              Full Surrender of the policy;

2)              death of the insured; or

3)              failure to pay the necessary amount of premium to keep your policy in force.

State Regulation

New York regulations will govern whether or not certain features, riders, charges and fees will be allowed in your policy.

PREMIUMS

You may select and vary the frequency and the amount of Premium Payments and the allocation of Net Premium Payments. After the initial Premium Payment is made there is no minimum premium required, except to keep the policy in force. Premiums may be paid any time before the insured attains age 121.

The initial premium must be paid for policy coverage to be effective.

Allocation of Net Premium Payments

Your “Net Premium Payment” is the portion of a Premium Payment remaining after deduction of the Premium Load. The Net Premium Payment is available for allocation to the Sub-Accounts or the Fixed Account.

You first designate the allocation of Net Premium Payments among the Sub-Accounts and Fixed Account on a form provided by us for that purpose. Subsequent Net Premium Payments will be allocated on the same basis unless we are instructed otherwise, in writing. You may change the allocation of Net Premium Payments among the Sub-Accounts and Fixed Account at any time. The amount of Net Premium Payments allocated to the Sub-Accounts and Fixed Account must be in whole percentages and must total 100%. We credit Net Premium Payments to your policy as of the end of the “Valuation Period” in which it is received at our Administrative Office. The end of the Valuation Period is 4:00 P.M., Eastern Time, unless the New York Stock Exchange closes earlier.

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The Valuation Period is the time between “Valuation Days”. A Valuation Day is every day on which the New York Stock Exchange is open and trading is unrestricted. Your policy values are calculated on every Valuation Day.

Planned Premiums; Additional Premiums

Planned premiums are the amount of periodic premium (as shown in the policy specifications) you choose to pay the Company on a scheduled basis. This is the amount for which we send a premium reminder notice. Premium Payments may be billed annually, semi-annually, or quarterly. You may arrange for monthly pre-authorized automatic premium payments at any time.

In addition to any planned premium, you may make additional Premium Payments. These additional payments must be sent directly to our Administrative Office, and will be credited when received by us.

You should remain cognizant that the amount and timing of your Premium Payments will have an impact on your policy benefits.

Amount of premium payments:  For example, if you pay a premium in an amount higher than the premium you planned to pay, the additional amount would be available for allocation to the Sub-Accounts and the Fixed Account.  Those additional amounts could, depending upon investment results to the extent you allocate the additional amount to the Sub-Accounts, create additional policy values.  Generally, if additional policy values were created, those additional policy values could, depending upon the death benefit option you choose (see section headed “Death Benefits” for further information on choice of death benefit options), provide additional benefits upon the death of the insured and additional value against which a loan on the policy could be made. In addition, those potential additional policy values could reduce the deductions from your policy values for Cost of Insurance Charges (this may occur because the policy’s Net Amount at Risk may be lower– see section headed “Cost of Insurance Charge” for discussion of Cost of Insurance Charges).

Conversely, if you pay less premium than planned, smaller amounts would be available to be allocated to the Sub-Accounts and the Fixed Accounts.  Those smaller amounts could, depending upon investment results to the extent you allocate Premium Payments to the Sub-Accounts, result in smaller policy values.  In addition, those potentially smaller policy values could increase deductions from those policy values for Cost of Insurance Charges (by increasing the policy’s Net Amount at Risk – see section headed “Cost of Insurance Charge” for discussion of Cost of Insurance Charges).

Investment results, as noted above, will also determine the extent to which policy values are created.  Positive investment results would increase the potential for additional policy values, while negative investment results would decrease the potential for additional policy values.

In addition, policy charges which are asset based, such as the mortality and expense risk charge, would increase as policy values increase and would, thereby, reduce the potential for additional policy values.  Conversely, those asset-based policy charges would decrease as policy values decrease and would, thereby, reduce the amounts deducted from policy values.

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However, the amount of premium you can pay for your policy are subject to limits which are discussed in the Tax Issues section of the prospectus.  In addition, the amount of premiums you may pay also may be limited as discussed later in this section.

Timing of premium payments:  Making a Premium Payment earlier than you planned to make the payment would make that additional amount available for allocations to the Sub-Accounts and the Fixed Account sooner than planned, and could, depending upon investment results to the extent you allocate the earlier Premium Payment to the Sub-Accounts, create additional policy values, in part because your premiums would be available for investment earlier than you had planned.

Conversely, making a Premium Payment later than you planned to make the payment would make that amount available for allocation to the Sub-Accounts and the Fixed Account later than planned, and could, depending upon investment results to the extent you allocate the later Premium Payment to the Sub-Accounts, result in smaller policy values, in part because your premiums would be available for investment later than you had planned.

Investment results, as noted above, will also determine the extent to which policy values are created.  Positive investment results would increase the potential for additional policy values, while negative investment results would decrease the potential for additional policy values.

Please ask your financial adviser for an illustration which would demonstrate the impact the amount and timing of your premium payments may have on your policy.

Unless you specifically direct otherwise, any payment received (other than any Premium Payment necessary to prevent, or cure, policy lapse) will be applied as premium and will not repay any outstanding loans. There is no Premium Load on any payment which you specifically direct as repayment of an outstanding loan.

You may increase planned premiums, or pay additional premiums, subject to the certain limitations. We reserve the right to limit the amount or frequency of additional Premium Payments.

We may require evidence of insurability if any payment of additional premium (including planned premium) would increase the difference between the specified amount and the Accumulation Value. If we are unwilling to accept the risk, your increase in premium will be refunded without interest.

We may decline any additional premium (including planned premium) or a portion of a premium that would cause total Premium Payments to exceed the limit for life insurance under federal tax laws. Our test for whether or not your policy exceeds the limit is referred to as the guideline premium test. The excess amount of premium will be returned to you. We may accept alternate instructions from you to prevent your policy from becoming a MEC (Modified Endowment Contract). Refer to the section headed “Tax Issues” for more information.

Policy Values

Policy value in your variable life insurance policy is called the Accumulation Value.

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The Accumulation Value equals the sum of the Fixed Account value, the Separate Account value, and the Loan Account value. At any point in time, the Accumulation Value reflects:

1)              Net Premium Payments made;

2)              the amount of any Partial Surrenders;

3)              any increases or decreases as a result of market performance of the Sub-Accounts;

4)              interest credited to the Fixed Account or the Loan Account;

5)              Additional Bonus Credits on Net Accumulation Value in Fixed Account and the Sub-Accounts beginning in policy year 21; and

6)              all charges and fees deducted.

The Separate Account Value, if any, is the portion of the Accumulation Value attributable to the Separate Account. The value is equal to the sum of the current values of all the Sub-Accounts in which you have invested. This is also referred to as the variable accumulation value.

A unit of measure used in the calculation of the value of each Sub-Account is the Variable Accumulation Unit. It may increase or decrease from one Valuation Period to the next. The Variable Accumulation Unit Value for a Sub-Account for a Valuation Period is determined as follows:

1)              the total value of fund shares held in the Sub-Account is calculated by multiplying the number of fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the fund at the end of the Valuation Period, and adding any dividend or other distribution of the fund made during the Valuation Period; minus

2)              the liabilities of the Sub-Account at the end of the Valuation Period. Such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that we determine result from the operations of the Separate Account; and

3)              the result of (1) minus (2) is divided by the number of Variable Accumulation Units for that Sub-Account outstanding at the beginning of the Valuation Period.

In certain circumstances, and when permitted by law, we may use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.

The daily charge imposed on a Sub-Account for any Valuation Period is equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the Valuation Period.

The Fixed Account Value, if any, reflects amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or Partial Surrenders. We guarantee the Fixed Account value. Interest is credited daily on the Fixed Account value at

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the greater of a rate of 0.00809863% (equivalent to a compounded annual rate of 3. 0%) or a higher rate determined by the Company.

The Loan Account Value, if any, reflects any outstanding Policy Loans, including any interest charged on the loans. This amount is held in the Company’s General Account. We do not guarantee the Loan Account value. Interest is credited on the Loan Account at an effective annual rate of 4.0% in all years.

The Net Accumulation Value is the Accumulation Value less the Loan Account value. It represents the net value of your policy and is the basis for calculating the Surrender Value.

We will tell you at least annually the Accumulation Value, the number of Variable Accumulation Units credited to your policy, current Accumulation Unit Values, Sub-Account values, the Fixed Account Value and the Loan Account Value. We strongly suggest that you review your statements to determine whether additional Premium Payments may be necessary to avoid lapse of your policy.

Additional Bonus Credits

On each Monthly Anniversary Day beginning with the first Monthly Anniversary Day in policy year 21, we will make a “additional bonus credits” to Net Accumulation Values in each Sub-Account and the Fixed Account at an annual rate guaranteed to be not less than 0.15% of the values in each Sub-Account and the Fixed Account on the Monthly Anniversary Day.  In the event that you have allocated Premium Payments to the Premium Reserve Rider, beginning with the first Monthly Anniversary Day in policy year 21, Additional Bonus Credits, calculated as described above, will be credited to the Premium Reserve Rider Net Accumulation Value.  Additional Bonus Credits are based on reduced costs in later policy years that we can pass on to policies that are still in force.  Our payment of the Additional Bonus Credits will not increase or otherwise affect the charges and expenses of your policy or any policy riders.

DEATH BENEFITS

The “Death Benefit Proceeds” is the amount payable to the beneficiary upon the death of the insured, based upon the death benefit option in effect. Loans, loan interest, Partial Surrenders, and overdue charges (such as Monthly Deductions), if any, are deducted from the Death Benefit Proceeds prior to payment. Riders, including the No-Lapse Enhancement Rider and the Premium Reserve Rider, may impact the amount payable as Death Benefit Proceeds in your policy.  The Guaranteed Minimum Death Benefit that you select under the provisions of the No-Lapse Enhancement Rider will only affect the Death Benefit Proceeds while the rider’s No-Lapse Provision is actively preventing the policy from lapsing.  As discussed in more detail in the “Riders” section of this prospectus, the No-Lapse Enhancement Rider may provide a death benefit which differs from that paid under the policy.  The Premium Reserve Rider Accumulation Value, if any, less any Indebtedness under the Premium Reserve Rider, will be added to the policy’s Death Benefit Proceeds.  If the policy’s death benefit is paid pursuant to the terms of the No-Lapse Enhancement Rider, the Premium Reserve Rider Accumulation Value, if any, less any Indebtedness under the Premium Reserve Rider, will be added to the death benefit payable under the terms of that rider.

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Death Benefit Proceeds

The Death Benefit Proceeds payable upon the death of the insured will be the greater of:

1)              the amount determined by the death benefit option in effect on the date of the death of the insured, less any indebtedness; or

2)              an amount equal to the Accumulation Value on the date of death multiplied by the applicable percentage shown in the Corridor Percentages Table in the policy specifications, less any Indebtedness.

Death Benefit Options

Two different death benefit options are available. You may choose the death benefit option at the time you apply for your policy.  If you do not choose a death benefit option at that time, death benefit option 1 will apply.  (See discussion under heading “Changes to the Initial Specified Amount and Death Benefit Options” for details as to changes you are permitted to make in your choice of death benefit option after your policy has been issued.)

The following table provides more information about the death benefit options.

Option	Death Benefit Proceeds Equal to the Variability

1	Specified amount (a minimum of $100,000) level death benefit	None; level death benefit.

2	Sum of the specified amount plus the Net Accumulation Value as of the date of the insured’s death, less any Partial Surrenders after the date of death.	May increase or decrease over time, depending on the amount of premium paid and the investment performance of the Sub-Accounts or the interest credited to the Fixed Account.

If for any reason the owner does not elect a particular death benefit option, Option 1 will apply.

Your choice of Death Benefit Option will impact the Cost of Insurance Charge because the Cost of Insurance Charge is based upon the “Net Amount at Risk”.  The Net Amount at Risk for your policy is the difference between the specified amount and the Accumulation Value of your policy.  Therefore, for example, if you choose Death Benefit Option 1, and if your policy Accumulation Value increases (because of positive investment results), your Cost of Insurance Charge will be less than if your policy Accumulation Value did not increase or declined.  (See section headed “Cost of Insurance” for discussion of Cost of Insurance Charges.)

The death benefit payable under any of the death benefit options will also be reduced by the amount necessary to repay the Indebtedness in full and, if the policy is within the Grace Period, any payment required to keep the policy in force.

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Changes to the Initial Specified Amount and Death Benefit Options

Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the specified amount. The minimum specified amount is currently $100,000.

The death benefit option may be changed by the Owner, subject to our consent, as long as the policy is in force.

You must submit all requests for a to Death Benefit Option 1 and changes in the specified amount in writing to our Administrative Office. The minimum increase in specified amount currently permitted is $1,000. If you request a change, a supplemental application and evidence of insurability must also be submitted to us.

Option change	Impact

2 to 1	The specified amount will be increased by the Accumulation Value as of the effective date of change.

A Surrender Charge may apply to a Reduction in specified amount. Please refer to the Surrender Charges section of this prospectus for more information on conditions that would cause a Surrender Charge to be applied. A table of Surrender Charges is included in each policy.

Any Reductions in specified amount will be made against the Initial specified amount and any later increase in the specified amount on a last in, first out basis. Any increase in the specified amount will increase the amount of the Surrender Charge applicable to your policy. Changes in specified amount do not affect the Premium Load as a percentage of premium.

We may decline any request for Reduction in specified amount if, after the change, the specified amount would be less than the minimum specified amount or would reduce the specified amount below the level required to maintain the policy as life insurance for purposes of federal income tax law according to the guideline premium test.

The guideline premium test provides for a maximum amount of premium paid in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, we may increase the policy’s death benefit above the specified amount in order to satisfy the guideline premium test. If the increase in the policy’s death benefit causes an increase in the net amount at risk, charges for the cost of insurance will increase as well.

Any change is effective on the first Monthly Anniversary Day on, or after, the date of approval of the request by Lincoln Life, provided that any increase in cost is either included in a Premium Payment by you or the policy Accumulation Value is sufficient to cover the increased Monthly Deduction. If the Monthly Deduction amount would increase as a result of the change, the changes will be effective on the first Monthly Anniversary Day on which the Accumulation Value is equal to, or greater than, the Monthly Deduction amount.

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Payment of Death Benefit Proceeds

Proof of death should be furnished to us at our Administrative Office as soon as possible after the death of the insured. This notification must include a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.

After receipt at our Administrative Office of proof of death of the insured, the Death Benefit Proceeds will ordinarily be paid within seven days. The proceeds will be paid in a lump sum or in accordance with any settlement option selected by the owner or the beneficiary. Payment of the Death Benefit Proceeds may be delayed if your policy is contested or if Separate Account values cannot be determined.

If the recipient of the Death Benefit Proceeds has elected a lump sum settlement and the Death Benefit Proceeds are over $5,000, the proceeds will be placed into an interest-bearing account in the recipient’s name. The SecureLine (Reg. TM) account allows the recipient additional time to decide how to manage the proceeds with the balance earning interest from the day the account is opened.

The SecureLine (Reg. TM) account is a special service that we offer in which your death benefit or surrender proceeds are placed into an interest-bearing account. Instead of mailing you (or the recipient of the proceeds) a check, we will send a checkbook so that you (or the proceeds recipient) will have access to the account simply by writing a check for all or any part of the proceeds. The SecureLine (Reg. TM) account is part of our general account. It is not a bank account, and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the SecureLine (Reg. TM) account.

You (or the recipient of the proceeds) may request that the proceeds be paid in the form of a check rather than receiving the SecureLine (Reg. TM) checkbook.

POLICY SURRENDERS

You may surrender your policy at any time by sending us your policy along with a written request for surrender. If you surrender your policy, all policy coverage will automatically terminate and may not be reinstated. Consult your tax adviser to understand tax consequences of any surrender you are considering.

The Surrender Value of your policy is the amount you can receive by surrendering the policy. The Surrender Value is (i) the Net Accumulation Value (which is your policy’s Accumulation Value less any Indebtedness) less any applicable Surrender Charge, less any accrued loan interest not yet charged, plus (ii) the net accumulation value, if any, of the Premium Reserve Rider (which is the Premium Reserve Rider Accumulation Value less any Indebtedness), less any applicable Surrender Charge and less any accrued loan interest not yet charged.  Policy Indebtedness includes loans under the policy and Premium Reserve Rider Indebtedness includes loans under the Premium Reserve Rider.

Any surrender results in a withdrawal of values from the Sub-Accounts and Fixed Account and from the Premium Reserve Rider Sub-Accounts and Premium Reserve Rider Fixed Account that have values allocated to them. Any surrender from a Sub-Account or from a Premium Reserve Rider Sub-Account will result in the cancellation of Variable Accumulation Units. The cancellation of such units will be based on the Variable Accumulation Unit Value

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determined at the close of the Valuation Period during which the surrender is effective. Surrender proceeds will generally be paid within seven days of our receipt of your request.

At any time, you may transfer all of the Separate Account Value (and any Premium Reserve Rider Sub-Account and Premium Reserve Rider Fixed Account value) to the Fixed Account.  You may then surrender the policy in exchange for a life insurance policy the values and benefits of which do not depend upon the performance of a separate account.  The new policy will not require the payment of further premiums, and the amount of the death benefit will be equal to what can be purchased on a single premium basis by the surrender value of the policy you are surrendering.  Please contact your financial adviser for an illustration of the policy which you could receive if you decide to exchange your policy.

If you request lump sum surrender and the policy’s surrender value is over $5,000, your surrender proceeds will be placed into a SecureLine (Reg. TM) account in your name. Refer to the description of the SecureLine (Reg. TM) account under the section headed “Death Benefit Proceeds” for more information.

You (or the recipient of the proceeds) may request that the proceeds be paid in the form of a check rather than receiving the SecureLine (Reg. TM) checkbook.

Partial Surrender

You may make a Partial Surrender, withdrawing a portion of your policy values.  You may request a Partial Surrender in writing or electronically, if previously authorized and we consent. The total of all Partial Surrenders may not exceed 90% of the Surrender Value of your policy. We may limit Partial Surrenders to the extent necessary to meet the federal tax law requirements. Each Partial Surrender must be at least $500. Partial Surrenders are subject to other limitations as described below.  If you wish to make a surrender in excess of 90% of the Surrender Value of your policy, you must specifically request a Full Surrender of your policy.  Charges for Full Surrenders will apply (see section headed “Surrender Charges” for a discussion of Surrender Charges).  Your policy’s Surrender Value equals the policy Accumulation Value less any Indebtedness, less any applicable Surrender Charges.  Policy Loans are Indebtedness under your policy and will reduce the Surrender Value available to you.

Partial Surrenders may reduce the Accumulation Value and the specified amount. The amount of the Partial Surrender will be withdrawn first from the Premium Reserve Rider Sub-Accounts and Fixed Account in proportion to their values, and when such values are reduced to zero then from the Sub-Accounts and Fixed Account in proportion to their values.  (See discussion in section headed “Riders—Premium Reserve Rider” for further details.) The effect of Partial Surrenders on the Death Benefit Proceeds depends on the death benefit option in effect at the time of the Partial Surrender.

Partial Surrenders are deducted when the No-Lapse Value and the Reset Account Value of the No-Lapse Enhancement Rider are calculated.  (See discussion in section headed “Riders – No-Lapse Enhancement Rider” for a detailed discussion of how benefits of this rider may be impacted by reductions of these values.)

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Death Benefit
Option in Effect	Impact of Partial Surrender

1
The specified amount will be reduced by the greater of:

	a.	zero; or

	b.	an amount equal to the amount of the Partial Surrender minus the result of [(1) minus (2)] divided by (3) where:

(1)

is an amount equal to the Accumulation Value on the Valuation Day immediately prior to the Partial Surrender multiplied by the applicable percentage shown in the Corridor Percentages Table in the policy specifications;

		(2)	is the specified amount immediately prior to the Partial Surrender; and

		(3)	is the applicable percentage shown in the Corridor Percentages Table in the policy specifications.

2	Will reduce the Accumulation Value, but not the specified amount.

Partial Surrender proceeds will generally be paid within seven days of our receipt of your request.

POLICY LOANS

You may borrow against the Surrender Value of your policy and of the Premium Reserve Rider, if you have allocated premiums to the Rider.  The loan may be for any amount up to 100% of the current Surrender Value. However, we reserve the right to limit the amount of your loan so that total policy Indebtedness (including any Premium Reserve Rider Indebtedness) will not exceed the greater of:

(iii)	an amount equal to

(a) 90% of the sum of the Separate Account Value, the Fixed Account Value, and the Loan Account Value of the policy; plus

(b) (1) during policy years 1 to 10, 90% of the Premium Reserve Rider Accumulation Value ; or

(2) during policy years 11 and later, 100% of the Premium Reserve Rider Accumulation Value;

less Surrender Charge ; and

(iv)	75% of the current Surrender Value.

The “Premium Reserve Rider Accumulation Value” equals the sum of the Accumulation Value of (i) the Premium Reserve Rider Sub-Accounts, the Premium Reserve Rider Fixed Account, and (iii) the Premium Reserve Rider Loan Account.  The current surrender value of the policy equals (i) the sum of the Separate Account Value, the Fixed Account Value, and the Loan Account Value of the policy; plus (ii) the Premium Reserve Rider Accumulation Value, if any; minus (iii) Surrender Charge.

If you wish to make a surrender in excess of 90% of the Surrender Value of your policy, you must specifically request a Full Surrender of your policy.  Charges for Full Surrenders will apply (see section headed “Surrender Charges” for a discussion of Surrender Charges).

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A loan agreement must be executed and your policy assigned to us free of any other assignments. Outstanding Policy Loans and accrued interest reduce the policy’s death benefit and Accumulation Value.

If you are considering requesting a Policy Loan, please ask your financial adviser for an illustration which would demonstrate not only the amount of the loan which would be available, but the impact that requesting a Policy Loan would have on your policy.

The amount of your loan will be withdrawn first from accumulation values, if any, of the Premium Reserve Rider Sub-Accounts and Fixed Account and then from policy Sub-Accounts and the Fixed Account in proportion to their values. The Premium Reserve Rider Loan Account and the Loan Account are the accounts in which Premium Reserve Rider Indebtedness and policy Indebtedness (which consists of outstanding loans and accrued interest) accrues once it is transferred out of the Premium Reserve Rider Sub-Accounts, the Premium Reserve Rider Fixed Account, the Sub-Accounts, and the Fixed Account, respectively. Amounts transferred to the Loan Account of the policy and of the Premium Reserve Rider do not participate in the performance of the Sub-Accounts or the Fixed Account of either the Premium Reserve Rider or of the policy. Loans, therefore, can affect the policy’s death benefit and Accumulation Value whether or not they are repaid. Interest on Policy Loans (from both the Premium Reserve Rider and the policy) accrues daily at an effective annual rate of 5.0% in years 1-10 and 4.1% thereafter, and is payable once a year in arrears on each Policy Anniversary, or earlier upon Full Surrender or other payment of proceeds of your policy.

The amount of your loan, plus any accrued but unpaid interest, is added to your outstanding Policy Loan balance and any Premium Reserve Rider loan balance. Unless paid in advance, loan interest due will be transferred proportionately from the Sub-Accounts and Fixed Account of the policy and the Premium Reserve Rider, respectively. This amount will be treated as an additional Policy Loan, and added to the Loan Account value of both the policy and the Premium Reserve Rider. Lincoln Life credits interest to the Loan Account Value (of both the Premium Reserve Rider and the policy) at a rate of 4.0% in all years, so the net cost of your Policy Loan is 1.0% in years 1-10 and 0.1% thereafter.

Your outstanding loan balance may be repaid at any time during the lifetime of the insured. The Loan Account will be reduced by the amount of any loan repayment. Any repayment, other than loan interest, will be allocated to the Sub-Accounts and Fixed Account in the same proportion in which Net Premium Payments are currently allocated, unless you instruct otherwise.  When making a payment to us, we will apply your payment as premiums and not loan repayments unless you specifically instruct us otherwise.

If at any time the total Indebtedness against your policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less Surrender Charges, the policy will terminate.  However, you may have a grace period in which to make additional payments to keep your policy in force (see section headed “Lapse and Reinstatement” for a discussion of the Grace Period provision).  In addition, the provisions of the No-Lapse Enhancement Rider may prevent policy termination (see section headed “Riders – No-Lapse Enhancement Rider” for a discussion of when this rider would prevent policy termination).  If the provisions of the No-Lapse Enhancement Rider are not preventing policy termination, the provisions for automatic transfer of any Premium Reserve Rider Accumulation Value less Indebtedness (including interest accrued but not due) may prevent termination (see section headed “Riders – Premium Reserve Rider for a discussion of the provisions of the Premium Reserve Rider relating to transfers of Premium Reserve Rider

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Accumulation Value to the policy).  If your policy lapses while a loan is outstanding, there may be adverse tax consequences.

LAPSE AND REINSTATEMENT

If at any time

1)              the Net Accumulation Value of the policy is insufficient to pay the accumulated, if any, and current Monthly Deduction, and

2)              the provisions of the No-Lapse Enhancement Rider are not preventing policy termination,

then all policy coverage will terminate. This is referred to as policy lapse.

The Net Accumulation Value may be insufficient:

1)              because it has been exhausted by earlier deductions;

2)              as a result of poor investment performance;

3)              due to Partial Surrenders;

4)              due to Indebtedness for Policy Loans; or

5)              because of a combination of any of these factors.

If we have not received your Premium Payment (or payment of Indebtedness on Policy Loans or any Indebtedness under the Premium Reserve Rider) necessary so that the Net Accumulation Value of your policy is sufficient to pay the accumulated, if any, and current Monthly Deduction amount on a Monthly Anniversary Day, we will send a written notice to you, or any assignee of record. The notice will state the amount of the premium payment (or payment of Indebtedness on Policy Loans and on any Premium Reserve Rider Indebtedness) that must be paid to avoid termination of your policy.

If the amount in the notice is not paid to us within the Grace Period and any Premium Reserve Accumulation Value (less any Premium Reserve Rider Transfer Load and less any Premium Reserve Rider Indebtedness) automatically transferred at the end of the Grace Period is also insufficient to keep the policy in force, then the policy will terminate.  The Grace Period is the later of (a) 31 days after the notice was mailed, and (b) 61 days after the Monthly Anniversary Day on which the Monthly Deduction could not be paid. If the insured dies during the Grace Period, we will deduct any charges due to us from any death benefit that may be payable under the terms of the policy.

No-Lapse Protection

Your policy includes the No-Lapse Enhancement Rider.  This rider provides you with additional protection to prevent a lapse in your policy. If you meet the requirements of this rider, your policy will not lapse, even if the Net Accumulation Value under the policy is insufficient to cover the accumulated, if any, and current Monthly Deductions. It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your cash value. Also, it does not provide any type of market performance guarantee.

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We will automatically issue this rider with your policy. There is no charge for this rider.

The rider consists of the No-Lapse Value Provision and the Reset Account Value Provision. Under this rider, your policy will not lapse as long as either the No-Lapse Value or the Reset Account Value, less any Indebtedness, is greater than zero. The No-Lapse Value and Reset Account Value are Reference Rates and Fees only. If the Net Accumulation Value is insufficient to cover the accumulated, if any, and current Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing. Refer to the “No-Lapse Enhancement Rider” section of this prospectus for more information.

Your policy may also include the Overloan Protection Rider. If this rider is issued with your policy, you meet the requirements as described in this rider and have elected this benefit, your policy will not lapse solely based on Indebtedness (under both your policy and the Premium Reserve Rider) exceeding the Accumulation Value less the Surrender Charges. There is no charge for adding this rider to your policy. However, if you choose to elect the benefit, there is a one-time charge which will not exceed 5.0% of the then current Accumulation Value. Once you elect the benefit, certain provisions of your policy will be impacted as described in the rider.

Finally, your policy will include the Premium Reserve Rider.  To the extent that you have allocated Premium Payments to this rider, any rider Accumulation Value may prevent lapse of your policy.  If your policy’s Net Accumulation Value is insufficient to cover the Monthly Deductions, and the provisions of the No-Lapse Enhancement Rider are not preventing policy termination, we will send a written notice to you which will state the amount of the Premium Payment (or payment of Indebtedness on Policy Loans that must be paid to avoid termination of your policy.  If the amount in the notice is not paid to us within the Grace Period, we will automatically transfer to your policy any Premium Reserve Rider Accumulation Value (less any Premium Reserve Rider Transfer Load and less any Premium Reserve Rider Indebtedness) on the day the Grace Period ends.  If after such transfer, your policy’s Net Accumulation Value is sufficient to cover the Monthly Deductions then due, your policy will not lapse.  As with your policy, you bear the risk that investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated.  Adverse investment results will impact the Accumulation Value of the rider and, therefore, the amount of Premium Reserve Rider Accumulation Value which may be available to prevent your policy from lapsing or for providing policy benefits.

Reinstatement of a Lapsed Policy

If your policy has lapsed and the insured has not died since lapse, you may reinstate your policy within five years of the policy lapse date, provided:

1)              it has not been surrendered;

2)              there is an application for reinstatement in writing;

3)              satisfactory evidence of insurability is furnished to us and we agree to accept the risk;

4)              we receive a payment sufficient to keep your policy in force for at least two months; and

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5)              any accrued loan interest is paid and any remaining Indebtedness is either paid or reinstated.

The reinstated policy will be effective as of the Monthly Anniversary Day on or next following the date on which we approve your application for reinstatement. Surrender Charges will be reinstated as of the policy year in which your policy lapsed. Your Accumulation Value at reinstatement will be the Net Premium Payment then made less all Monthly Deductions due.

TAX ISSUES

The federal income tax treatment of your policy is complex and sometimes uncertain. The federal income tax rules may vary with your particular circumstances. This discussion does not include all the federal income tax rules that may affect you and your policy and is not intended as tax advice. This discussion also does not address other federal tax consequences, such as estate, gift and generation skipping transfer taxes, or any state and local income, estate and inheritance tax consequences, associated with the policy. You should always consult a tax adviser about the application of tax rules to your individual situation.

Taxation of Life Insurance Contracts in General

Tax Status of the Policy. Section 7702 of the Internal Revenue Code (“Code”) establishes a statutory definition of life insurance for federal tax purposes. We believe that the policy will meet the statutory definition of life insurance under the guideline premium test, which provides for a maximum amount of premium paid depending upon the insured’s age, gender, and risk classification in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, the death benefit payable will generally be excludable from the beneficiary’s gross income, and interest and other income credited will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the death of the insured, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are “adequately diversified” in accordance with Treasury Department regulations, and (2) we, rather than you, are considered the owner of the assets of the Separate Account for federal income tax purposes.

The Code also recognizes a cash value accumulation test, which does not limit premiums paid, but requires the policy to provide a minimum death benefit in relation to the policy value, depending on the insured’s age, gender, and risk classification. We do not apply this test to the policy.

Investments in the Separate Account Must be Diversified. For a policy to be treated as a life insurance contract for federal income tax purposes, the investments of the Separate Account must be “adequately diversified.” IRS regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the policy value over the policy premium payments. Although we do not control the investments of the Sub-Accounts, we expect that the Sub-Accounts will

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comply with the IRS regulations so that the Separate Account will be considered “adequately diversified.”

Restriction on Investment Options. Federal income tax law limits your right to choose particular investments for the policy. Because the IRS has issued little guidance specifying those limits, the limits are uncertain and your right to allocate policy values among the Sub-Accounts may exceed those limits. If so, you would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the policy without your consent to try to prevent the tax law from considering you as the owner of the assets of the Separate Account.

No Guarantees Regarding Tax Treatment. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your policy will be treated as a life insurance contract for federal income tax purposes and that the tax law will not impose tax on any increase in your policy value until there is a distribution from your policy.

Tax Treatment of Life Insurance Death Benefit Proceeds. In general, the amount of the death benefit payable from a policy because of the death of the insured is excludable from gross income. Certain transfers of the policy for valuable consideration, however, may result in a portion of the death benefit being taxable. If the death benefit is not received in a lump sum and is, instead, applied to one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary’s income and amounts attributable to interest (accruing after the insured’s death) which will be includible in the beneficiary’s income.

Tax Deferral During Accumulation Period. Under existing provisions of the Code, except as described below, any increase in your policy value is generally not taxable to you unless amounts are received (or are deemed to be received) from the policy prior to the insured’s death. If there is a total withdrawal from the policy, the Surrender Value will be includible in your income to the extent the amount received exceeds the “investment in the contract.” (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the Owner.) The “investment in the contract” generally is the aggregate amount of Premium Payments and other consideration paid for the policy, less the aggregate amount received previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the policy constitute income to you depends, in part, upon whether the policy is considered a “Modified Endowment Ccontract” (a “MEC”) for federal income tax purposes.

Policies Which Are MECs

Characterization of a Policy as a MEC. A Modified Endowment Contract (MEC) is a life insurance policy that meets the requirements of Section 7702 and fails the “7-pay test” of 7702A of the Code. A policy will be classified as a MEC if premiums are paid more rapidly than allowed by the “7-pay test”, a test that compares actual paid premium in the first seven

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years against a pre-determined premium amount as defined in 7702A of the Code. A policy may also be classified as a MEC if it is received in exchange for another policy that is a MEC. In addition, even if the policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a material change of the policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven policy years following the last material change.

Tax Treatment of Withdrawals, Loans, Assignments and Pledges under MECs. If the policy is a MEC, withdrawals from your policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the policy value exceeds the investment in the policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) any portion of your policy value, as a withdrawal of such amount or portion. Your investment in the policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.

Penalty Taxes Payable on Withdrawals. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age 59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy).  None of the penalty tax exceptions apply to a taxpayer who is not an individual.

Special Rules if You Own More than One MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of a withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.

Policies Which Are Not MECs

Tax Treatment of Withdrawals. If the policy is not a MEC, the amount of a withdrawal from the policy will generally be treated first as a non-taxable recovery of Premium Payments and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the policy immediately before the withdrawal.

Certain Distributions Required by the Tax Law in the First 15 Policy Years. Section 7702 places limitations on the amount of Premium Payments that may be made and the policy values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts

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may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.

Tax Treatment of Loans. If your policy is not a MEC, a loan you receive under the policy is generally treated as your indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the policy remains in force. Nevertheless, in those situations where the interest rate credited to the Loan Account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a policy lapses (or if all policy value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income.

Other Considerations

Insured Lives Past Age 121. If the insured survives beyond the end of the mortality table, which is used to measure charges for the policy and which ends at age 121, and death benefit option 1 is in effect, in some circumstances the policy value may equal or exceed the specified amount level death benefit.  In such cases, we believe your policy will continue to qualify as life insurance for federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the cash value in the year the insured attains age 121.

Compliance with the Tax Law. We believe that the maximum amount of Premium Payments we have determined for the policies will comply with the federal tax definition of life insurance. We will monitor the amount of premium payments.

If at any time you pay a premium that would exceed the amount allowable to permit the policy to continue to qualify as life insurance, we will either refund the excess premium to you within 60 days of the end of the policy year or, if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess premium in a premium deposit fund and apply it to the policy later in accordance with your instructions.  We will credit interest at an annual rate that we may declare from time to time on advance premium deposit funds.

The policy will be allowed to become a MEC under the Code only with your consent.  If you pay a premium that would cause your policy to be deemed a MEC and you do not consent to MEC status for your policy, we will either refund the excess premium to you within 60 days of the end of the policy year, offer you the opportunity to apply for an increase in Death Benefit, or if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess in a premium deposit fund and apply it to the policy on the next, succeeding policy anniversary when the premium no longer causes your policy to be deemed a MEC in accordance with your premium allocation instructions on file at the time the premium is applied.

Any interest and other earnings will be includible in income subject to tax as required by law.

Disallowance of Interest Deductions. Interest on policy loan indebtedness is not deductible.

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If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the beneficiary of a policy issued after June 8, 1997, a portion of the interest on Indebtedness unrelated to the policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of an individual who is a 20% owner of the entity, or an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner’s spouse at the time first covered by the policy.

In the case of an “employer-owned life insurance contract” as defined in the tax law that is issued (or deemed to be issued) after August 17, 2006, the portion of the death benefit excludable from gross income generally will be limited to the premiums paid for the contract.  However, this limitation on the death benefit exclusion will not apply if certain notice and consent requirements are satisfied and one of several exceptions is satisfied.  These exceptions include circumstances in which the death benefit is payable to certain heirs of the insured to acquire an ownership interest in a business, or where the contract covers the life of a director or an insured who is “highly compensated” within the meaning of the tax law.  These rules, including the definition of an employer-owned life insurance contract, are complex, and you should consult with your advisers for guidance as to their application.

Federal Income Tax Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

Changes in the Policy or Changes in the Law. Changing the owner, exchanging the policy, and other changes under the policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

Fair Value of Your Policy

It is sometimes necessary for tax and other reasons to determine the “value” of your policy. The value can be measured differently for different purposes. It is not necessarily the same as the Accumulation Value or the Net Accumulation Value. You, as the Owner, should consult with your advisers for guidance as to the appropriate methodology for determining the fair market value of the policy.

Tax Status of Lincoln Life

Under existing federal income tax laws, the Company does not pay tax on investment income and realized capital gains of the Separate Account. However, the Company does

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expect, to the extent permitted under Federal tax law, to claim the benefit of the foreign tax credit as the owner of the assets of the Separate Account.  Lincoln Life does not expect that it will incur any federal income tax liability on the income and gains earned by the Separate Account.  We, therefore, do not impose a charge for federal income taxes.  If federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a Premium Payment and/or freeze a policy owner’s account. This means we could refuse to honor requests for transfers, withdrawals, surrenders, loans, assignments, beneficiary changes or death benefit payments. Once frozen, monies would be moved from the Separate Account to a segregated interest-bearing account maintained for the policy owner, and held in that account until instructions are received from the appropriate regulator. We also may be required to provide additional information about a policy owner’s account to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of its business, the Company is involved in various pending or threatened legal proceedings arising from the conduct of its business. In some instances, the proceedings include claims for unspecified damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.

After consultation with legal counsel and a review of available facts, it is management’s opinion that the proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting the financial position of the Company, or the financial position of the Separate Account or the Principal Underwriter.  However, given the large and indeterminate amounts sought in certain of these proceedings and the inherent difficulty in predicting the outcome of such legal proceedings, it is possible that an adverse outcome in certain matters could be material to our operating results for any particular reporting period.

FINANCIAL STATEMENTS

The financial statements of the Separate Account, and the financial statements of the Company (formerly known as Jefferson Pilot LifeAmerica Insurance Company), are located in the SAI.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Additional information about Lincoln Life, the Separate Account and your policy may be found in the Statement of Additional Information (SAI).

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Contents of the SAI

GENERAL INFORMATION

Lincoln Life

Registration Statement

Changes of Investment Policy

Principal Underwriter

Disaster Plan

Advertising

SERVICES

Independent Registered Public Accounting Firm

Accounting Services

Checkbook Service for Disbursements

Administrative Services

POLICY INFORMATION

Case Exceptions

Assignment

Transfer of Ownership

Beneficiary

Right to Convert Contract

Change of Plan

Settlement Options

Deferment of Payments

Incontestability

Misstatement of Age or Sex

Suicide

PERFORMANCE DATA

FINANCIAL STATEMENTS

Separate Account

Company

The SAI may be obtained, at no cost to you, by contacting our Administrative Office at the address or telephone number listed on the first page of this prospectus. Your SAI will be sent to you via first class mail within three business days of your request. You may make inquiries about your policy to this same address and telephone number.

You may request personalized illustrations of death benefits and policy values from your financial adviser without charge.

You may review or copy this prospectus, the SAI, or obtain other information about the Separate Account at the Securities and Exchange Commission’s Public Reference Room. You should contact the SEC at (202) 551-8090 to obtain information regarding days and hours the reference room is open. You may also view information at the SEC’s Internet site, http://www.sec.gov. Copies of information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-0102.

This prospectus, the funds prospectus, and the SAI are also available on our internet site, www.LFG.com

Lincoln Life Flexible Premium Variable Life Account M

1933 Act Registration No. 333-            148917

1940 Act Registration No. 811-08559

End of Prospectus

70

APPENDIX A

EXAMPLE OF SURRENDER CHARGE CALCULATIONS

The following hypothetical examples demonstrate the impact of Surrender Charges under different scenarios for a male, standard non-tobacco, issue age 45 with an initial specified amount of $1,000,000, no Indebtedness, assumed investment return of 8.00% (7.24% net), and a planned annual premium payment of $15,000:

1)                        Fully surrender the policy at the end of the representative policy years shown:

End of Year	Accumulation Value	Surrender Charge	Surrender Value
1	9,735	26,160	0
10	123,430	11,120	112,310
16	262,565	0	262,565

In the table above, the Surrender Charge at the end of year 1 would be:

a)              26.16 multiplied by

b)             1,000 ($1,000,000 divided by 1,000),

or $26,160.

2)                        Decrease the Initial specified amount by $500,000 from $1,000,000  to $500,000 at the end of the representative policy years shown:

End of Year	Surrender Charge
1	6,540
5	5,033
11	0

In the table above, the Surrender Charge at the end of year 1 would be:

a)              26.16 multiplied by

b)             250 ($500,000 minus $250,000 ($1,000,000 multiplied by 25%) divided by 1,000),

or $6,540

•                  In the table above, Surrender Charges were only imposed on that part of the Reduction in Initial specified amount which exceeded 25% of the Initial specified amount.  Therefore, only $250,000 of the requested $500,000 Reduction in the Initial specified amount is assessed a Surrender Charge.

3)                        Increase the specified amount by $500,000 from $1,000,000 to $1,500,000 at the beginning of year 7, at attained age 52, standard non-tobacco, and then Fully Surrender the policy at the end of the representative policy years shown:

71

End of Year	Accumulation Value	Surrender Charge on Initial $1,000,000 of Specified Amount	Surrender Charge on Additional $500,000 of Specified Amount	Total Surrender Charge	Surrender Value
9	94,754	13,070	13,895	26,965	67,789
12	134,012	6,960	11,045	18,005	116,007
16	198,742	0	6,685	6,685	192,057
21	309,647	0	0	0	309,647

In the table above, the Surrender Charge at the end of year 9 would be:

a)	i)	13.07 multiplied by

	ii)	1,000 ($,1,000,000 divided by 1,000), plus

b)	i)	27.79 multiplied by

	ii)	500 ($500,000 divided by 1,000),

or $26,965

•	At the end of year 9 and 12, the Surrender Charge equals the charge on the Initial specified amount plus the charge on the additional specified amount.

•	At the end of year 16, the Surrender Charge for the Initial specified amount would have expired.

•	At the end of year 21, the Surrender Charge for both the Initial and additional specified amount would have expired.

4)                        Increase the specified amount by $500,000 from $1,000,000 to $1,500,000 at the beginning of year 7, at attained age 52, standard non-tobacco, and then decrease the specified amount by $900,000 from $1,500,000 to $600,000 at the end of the representative policy years shown:

End of Year	Surrender Charge on Initial $1,000,000 of Specified Amount	Surrender Charge on Additional $500,000 of Specified Amount	Total Surrender Charge
9	1,961	10,421	12,382
12	0	8,284	8,284
21	0	0	0

In the table above, the Surrender Charge at the end of year 9 would be:

a)	i)	13.07 multiplied by

	ii)	150 ($400,000 minus $250,000 ($1,000,000 multiplied by 25%) divided by $1,000), plus

b)	i)	27.79 multiplied by

	ii)	375 ($500,000 minus $125,000 ($500,000 multiplied by 25%) divided by 1,000),

72

or $12,382.

•                  In the table above, Surrender Charges were only imposed on that part of the Reduction in Initial specified amount which exceeded 25% of the Initial specified amount and on that part of the reduction of the increase in specified amount which exceeded 25% of the increase in specified amount.  Therefore, only $375,000 of the $500,000 increase in specified amount being surrendered is assessed a Surrender Charge and only $150,000 of the $400,000 of the Initial specified amount being reduced is assessed a Surrender Charge.

•                  At the end of year 9, the surrender charge equals the charge on the Initial specified amount plus the charge on the additional specified amount.

•                  At the end of year 12, the surrender charge for a decrease on the Initial specified amount would have expired after year 10.

•                  At the end of year 21, the surrender charge for a decrease on both the Initial and additional specified amount would have expired after year 17.

73

 10/02/08

Courtesy Copy

 Marked to reflect changes in response to SEC Comments of May 22, 2008

Lincoln Life & Annuity Flexible Premium Variable Life Account M

Lincoln Life & Annuity Company of New York

Home Office Location:

100 Madison Street

Suite 1860

Syracuse, New York 13202

(888) 223-1860

Administrative Office:

Customer Service Center

One Granite Place

Concord, New Hampshire 03301

(800) 444-2363

A Flexible Premium Variable Life Insurance Policy

This prospectus describes Lincoln VULONE2007, a flexible premium variable life insurance contract (the “policy”), offered by Lincoln Life & Annuity Company of New York (“Lincoln Life”, “the Company”, “we”, “us”, “our”). The policy provides for death benefits and policy values that may vary with the performance of the underlying investment options. Read this prospectus carefully to understand the policy being offered.

The policy described in this prospectus is available only in New York.

You, the owner, may allocate net premiums to the variable Sub-Accounts of our Flexible Premium Variable Life Account M (“Separate Account”), or to the Fixed Account. Each Sub-Account invests in shares of a certain fund. Those funds are known as the Elite Series of funds (the “funds”), and such funds are offered by the following fund families. Comprehensive information on the funds may be found in the funds prospectus which is furnished with this prospectus.

• AllianceBernstein Variable Products Series Fund, Inc.

• American Century Investments Variable Portfolios, Inc.

• American Funds Insurance Series

• Delaware VIP Trust

• Fidelity Variable Insurance Products

• Franklin Templeton Variable Insurance Products Trust

• Lincoln Variable Insurance Products Trust

• MFS ® Variable Insurance Trust

1

Additional information on Lincoln Life, the Separate Account and this policy may be found in the Statement of Additional Information (the “SAI”). See the last page of this prospectus for information on how you may obtain the SAI.

To be valid, this prospectus must have the current funds’ prospectuses with it. Keep all prospectuses for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or determined this prospectus is accurate or complete. It is a criminal offense to state otherwise.

Prospectus Dated:                    , 2008

2

3

LAPSE AND REINSTATEMENT	60
No-Lapse Protection	61
Reinstatement of a Lapsed Policy	62

TAX ISSUES	62
Taxation of Life Insurance Contracts in General	62
Policies Which Are MECs	64
Policies Which Are Not MECs	65
Other Considerations	65
Fair Value of Your Policy	67
Tax Status of Lincoln Life	67

RESTRICTIONS ON FINANCIAL TRANSACTIONS	67

LEGAL PROCEEDINGS	67

FINANCIAL STATEMENTS	68

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION	68

APPENDIX A – Examples of Surrender Charge Calculation	70

GLOSSARY OF TERMS

Capitalized terms used in this prospectus are defined

where first used or in the Glossary of Terms

beginning on page     of this prospectus.

4

POLICY SUMMARY

Benefits of Your Policy

Death Benefit Protection. The policy this prospectus describes is a variable life insurance policy which provides death benefit protection. Variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection. You should consider other forms of investments if you do not need death benefit protection, as there are additional costs and expenses in providing the insurance. Benefits of the policy will be impacted by a number of factors discussed in this prospectus, including adverse investment performance and the amount and timing of premium payments.

Tax Deferred Accumulation. Variable life insurance has significant tax advantages under current tax law. Policy values accumulate on a tax- deferred basis. A transfer of values from one Sub-Account to another within the policy currently generates no current taxable gain or loss. Any investment income and realized capital gains within a Sub-Account or interest from the Fixed Account are automatically reinvested without being taxed to the policy owner.

Access to Your Policy Values. Variable life insurance offers access to policy values. You may borrow against your policy or surrender all or a portion of your policy. Your policy can support a variety of personal and business financial planning needs.

Flexibility. The policy is a flexible premium variable life insurance policy in which flexible premium payments are permitted. You may select death benefit options and policy riders. You may increase or decrease the amount of death benefit. You are able to select, monitor, and change investment Sub-Account choices within your policy. With the wide variety of investment Sub-Accounts available, it is possible to fine tune an investment mix to meet changing personal objectives or investment conditions. Premium payments and cash values you choose to allocate to Sub-Accounts are used by us to purchase shares of funds which follow investment objectives similar to the investment objectives of the corresponding Sub-Account. Those funds are referred to in this prospectus as “underlying funds”. You should refer to this prospectus and the prospectus for each underlying fund for comprehensive information on the Sub-Accounts and the underlying funds. You may also allocate premiums and Accumulation Values to the Fixed Account.

No-Lapse Protection. Your policy will include the No-Lapse Enhancement Rider and the Premium Reserve Rider, which may help you manage some of the risk of policy lapse.

The No-Lapse Enhancement Rider may prevent a policy from lapsing where the Net Accumulation Value under your policy is insufficient to cover the Monthly Deductions if the requirements of the rider, including requirements as to timing and amount of premium payments, are met. The Net Accumulation Value of your policy is defined in the policy values section of the prospectus. The duration of lapse protection provided will be determined monthly, and it will vary based on the calculations described in detail in the rider. Those calculations credit the actual amounts of Net Premium Payments made, deduct for the actual amount of any Partial Surrenders you make, and then adjust the net of those actual amounts by a formula which increases the net of premiums less surrenders by an assumed interest crediting rate and reduces that net amount by certain assumed charges

5

rates and fees referred to by the rider as “reference rates”.   All assumed rates, charges, and fees are set forth in the rider. Payment of premiums higher than the planned premium and assumed interest credited by the rider’s formula on net premiums will increase the duration of lapse protection. Partial Surrenders and rider reference charges, rates, and fees deducted by the rider formula will reduce the duration of lapse protection. In addition, if the provisions of this rider are invoked to prevent lapse of the policy, the death benefit provided by this rider will be different from the death benefit otherwise in effect under the policy. Refer to the section headed “No-Lapse Enhancement Rider” in the Riders section of this prospectus for more information about amount of the death benefit which would be provided by the rider as well as the determination of the duration of protection. Finally, the rider reserves to us the right to restrict your allocations to certain Sub-Accounts to a maximum of 40% of the policy Accumulation Value. The decision to enforce this restriction will be based on an annual review of the Separate Account investments for this product. If we determine that the allocations by all owners of this product are highly concentrated in certain Sub-Accounts, then Sub-Accounts with higher concentrations than anticipated will be subject to the restriction. You must maintain automatic rebalancing and comply with these investment restrictions in order to keep this rider in effect.

The Premium Reserve Rider allows you to pay premiums in addition to those you plan to pay for the base policy and to have such amounts accumulate in the same manner as if they had been allocated to your policy. This rider’s accumulation value generated by these additional premiums will automatically be transferred to your policy at the end of the grace period to help keep your policy in force in the event (i) the Net Accumulation Value under your policy is insufficient to cover the Monthly Deductions and your policy’s No-Lapse Enhancement Rider described above is not at the time preventing your policy from lapsing; and (ii) you do not respond to the lapse notice by paying at least the amount set forth in that notice. If the Premium Reserve Rider Accumulation Value on the day the Grace Period ends is insufficient to meet the amount then due, your policy and this rider will lapse without value. You may also request us to transfer the Premium Reserve Rider Accumulation Value to your policy at any time. As with your policy, you bear the risk that investment results of the Premium Reserve Rider Sub-Accounts you have chosen are adverse or are less favorable than anticipated.   Adverse investment results will impact the accumulation value of the rider, and, therefore, the amount of the Premium Reserve Rider Accumulation Value which may be available to prevent your policy from lapsing or for providing policy benefits. Refer to the section headed “Premium Reserve Rider” in the Riders section of this prospectus for more information about the benefits of this rider.

Risks of Your Policy

Fluctuating Investment Performance. A Sub-Account is not guaranteed and will increase and decrease in value according to investment performance of the underlying fund. Policy values in the Sub-Accounts are not guaranteed. If you put money into the Sub-Accounts, you assume all the investment risk on that money. A comprehensive discussion of each Sub-Account’s and underlying fund’s objective and risk is found in this prospectus and in each fund’s prospectus, respectively. You should review these prospectuses before making your investment decision. Your choice of Sub-Accounts and the performance of the funds underlying each Sub-Account will impact the policy’s Accumulation Value and will impact how long the policy remains in force, its tax status, and the amount of premium you need to pay to keep the policy in force.

6

Unsuitable for Short-Term Investment. This policy is intended for long-term financial and investment planning for persons needing death benefit protection, and it is unsuitable for short-term goals. Your policy is not designed to serve as a vehicle for frequent trading.

Policy Lapse. Sufficient premiums must be paid to keep a policy in force. There is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated. Outstanding Policy Loans and Partial Surrenders will increase the risk of lapse.

In addition to paying sufficient premiums and being cognizant of the impact of outstanding Policy Loans and Partial Surrenders on your policy values, you also have the No-Lapse Enhancement Rider and the Premium Reserve Rider, briefly noted above and discussed in more detail in the Riders section of this prospectus, to help you manage some of the risk of policy lapse.

Decreasing Death Benefit. Any outstanding Policy Loans and any amount that you have surrendered or withdrawn will reduce your policy’s death benefit. Depending upon your choice of Death Benefit Option, adverse performance of the Sub-Accounts you choose may also decrease your policy’s death benefit.

Consequences of Surrender. Surrender Charges are assessed if you surrender your policy within the first 10-15 policy years. Full or Partial Surrenders may result in tax consequences. Depending on the amount of premium paid, or any Reduction in Specified Amount, there may be little or no Surrender Value available. Partial Surrenders may reduce the policy value and death benefit, and may increase the risk of lapse. To avoid lapse, you may be required to make additional premium payments.

Tax Consequences. As noted in greater detail in the section headed “Tax Issues”, the federal income tax treatment of life insurance is complex and current tax treatment of life insurance may change. There are other federal tax consequences such as estate, gift and generation skipping transfer taxes, as well as state and local income, estate and inheritance tax consequences. You should always consult a tax adviser about the application of federal and state tax rules to your individual situation. The following discussion highlights tax risks in general, summary terms.

Tax Treatment of Life Insurance Contracts. The policies are designed to enjoy the favorable tax treatment afforded life insurance, including the exclusion of death benefits from income tax, the ability to take distributions and loans over the life of your policy, and the deferral of taxation of any increase in the value of your policy. If the policy does fail to qualify, you will be subject to the denial of those important benefits. In addition, if you pay more premiums than permitted under the federal tax law your policy may still be life insurance but will be classified as a Modified Endowment Contract whereby only the tax benefits applicable to death benefits will apply and distributions will be subject to immediate taxation and to an added penalty tax.

Tax Law Compliance.  We believe that the policy will satisfy the federal tax law definition of life insurance, and we will monitor your policy for compliance with the tax law requirements.

7

The discussion of the tax treatment of your policy is based on the current policy, as well as the current rules and regulations governing life insurance.  Please note that changes made to the policy, as well as any changes in the current tax law requirements, may affect the policy’s qualification as life insurance or may have other tax consequences.

8

Charges and Fees

This section describes the fees and expenses that you will pay when buying, owning and surrendering your policy. Refer to the “Policy Charges and Fees” section later in this prospectus for more information.

Table I describes the fees and expenses that you will pay at the time you purchase your policy, surrender your policy, or transfer Accumulation Values between Sub-Accounts.

Table I: Transaction Fees

Charge	When Charge is Deducted	Amount Deducted
Maximum sales charge imposed on premiums (Premium Load)	When you pay a premium.	7.0% of each premium payment in policy years 1-20 and 4.0% in policy years 21 and later.

Surrender Charge* (1)	Upon Full Surrender of your policy (years 1-15). When you make certain specified amount reductions (years 1-10).
Maximum Charge		$60.00 per $1,000 of specified amount.
Minimum Charge		$0.00 per $1,000 of specified amount.
Charge for a Representative Insured

For a male, age 45, standard non-tobacco, in year one the maximum Surrender Charge is $27.52 per $1,000 of specified amount.

For a female, age 45, standard non-tobacco, in year one the maximum Surrender Charge is $24.90 per $1,000 of specified amount.

Transfer Fee	Applied to any transfer request in excess of 24 made during any policy year.	$25

*

These charges and costs vary based on individual characteristics. The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay. You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your financial adviser.

(1)

You may request one or more Partial Surrenders totaling 90% of your policy’s Surrender Value without the imposition of a Surrender Charge. If you wish to surrender more than 90% of your policy’s Surrender Value, you must request a Full Surrender of your policy, which is subject to the Surrender Charge reflected in the table above. (See section headed “Partial Surrenders” for a discussion of Partial Surrenders of your policy.)

9

Table II describes the fees and expenses that you will pay periodically during the time that you own your policy, not including the fund operating expenses shown in Table III.

Table II: Periodic Charges Other Than Fund Operating Expenses

Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance* Maximum Charge	Monthly	$83.33 per month per $1,000 of Net Amount at Risk. Individuals with a higher mortality risk than standard issue individuals can be charged from 125% to 800% of the standard rate.
Minimum Charge		$0.00 per month per $1,000 of Net Amount at Risk.
Charge for a Representative Insured

For a male, age 45, standard non-tobacco, in year one the guaranteed maximum monthly cost of insurance rate is $0.19 per month per $1,000 of Net Amount at Risk.

For a female, age 45, standard non-tobacco, in year one the guaranteed maximum monthly cost of insurance rate is $0.14 per month per $1,000 of Net Amount at Risk.

Mortality and Expense Risk Charge (“M&E”)	Daily (at the end of each valuation day).	Daily charge as a percentage of the value of the Separate Account, guaranteed not to exceed an effective annual rate of 0.60%. (2)

Administrative Fee*	Monthly	A flat fee of $10 per month in all years. In addition to the flat fee of $10

*   These charges and costs vary based on individual characteristics.  The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay.  You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your financial adviser.

(2) Guaranteed at an effective annual rate of 0.60% in policy years 1-10; 0.20% in policy years 11-20; and 0.00% in policy years 21 and beyond.

10

Table II: Periodic Charges Other Than Fund Operating Expenses (continued)

Charge	When Charge is Deducted	Amount Deducted
per month, for the first ten policy years from issue date or increase in specified amount, a monthly fee per dollar of Initial specified amount or increase in specified amount as follows:
Maximum Charge		$2.56 per month per $1,000 of Initial specified amount or increase in specified amount.
Minimum Charge		$0.01 per month per $1,000 of Initial specified amount or increase in specified amount.
Charge for a Representative Insured		For a male or female age 45, standard non-tobacco, the maximum additional monthly charge is $0.24 per month per $1,000 of specified amount.

Policy Loan Interest	Annually	5.0% annually of the amount held in the Loan Account. (3)

(3)

Effective annual interest rate of 5.0% in years 1-10 and 4.1% in years 11 and later. Although deducted annually, interest accrues daily. As described in the section headed “Policy Loans”, when you request a policy loan, amounts equal to the amount of the loan you request are withdrawn from the Sub-Accounts and the Fixed Account in proportion to their respective values. Such amount is transferred to the Loan Account, which is part of the Company’s General Account. Amounts in the Loan Account are credited interest at an effective annual rate guaranteed not to be less than 4.0%. The net cost of your loan (that is the difference between the interest rate charged on amounts borrowed and the interest rate credited to amounts held in the Loan Account) is 1.0% in policy years 1 – 10 and 0.1% in policy years 11 and later.

11

Table II: Periodic Charges Other Than Fund Operating Expenses (continued)

Charge	When Charge is Deducted	Amount Deducted
No-Lapse Enhancement Rider	N/A	There is no charge for this rider.(4)

Overloan Protection Rider (5)	One-time charge when benefit is elected	Maximum charge of 5.0% of the then current Accumulation Value.(5)

Optional Rider Charges		Individualized based on whether optional Rider(s) selected.

Premium Reserve Rider(6)	When you direct a premium to this rider	4.0% of each premium payment allocated to the Rider. (6)
	When Rider Accumulation Value is transferred to policy during policy years 1-10 (6)	3.0% of amount transferred.

(4)  There is no separate charge for the No-Lapse Enhancement Rider.  The Cost of Insurance Charge for the policy has been adjusted to reflect the addition of the rider to the policy.  See No-Lapse Enhancement Rider section for further discussion.

(5)  Accumulation Value of the policy is the sum of the Fixed Account value, the Separate Account value, and the Loan Account value.  See Policy Values section for detailed discussion of how each value is calculated.

(6)  Allocations of Premium Payments to the rider are at your discretion.  Allocations of Premium Payments to the Rider are subject to the 4.0% charge shown in the Table and are not subject to the “Maximum Sales Charge Imposed on Premiums” shown in Table I.  This 4.0% charge is called the Premium Reserve Rider Premium Load.  Rider Accumulation Value allocated to the Separate Account is subject to the mortality and expense risk charge (which does not exceed 0.60% for policy years 1-10 and 0.20% for policy years 11 and later).

Transfers of Accumulation Value from the rider to the policy are not subject to the “Maximum Sales Charge Imposed on Premiums” shown in Table 1, but are subject to a charge of 3.0% of the Accumulation Value transferred if such transfers are made during the first 10 policy years.  In addition, if you request a loan from the Accumulation Value of this rider, interest is charged at the same rate as for Policy Loans.  See Premium Reserve Rider section for further discussion.

12

Table II: Periodic Charges Other Than Fund Operating Expenses (continued)

Charge	When Charge is Deducted	Amount Deducted
Waiver of Monthly Deduction Rider (7)	Monthly	A percent of all other covered monthly charges.(7)
Maximum Charge		12.0% of all other covered monthly charges.
Minimum Charge		2.0.% of all other covered monthly charges.
Charge for a Representative Insured

For a male, age 45, standard non-tobacco, the maximum percentage is 3.5% of all other covered monthly charges.

For a female, age 45, standard non-tobacco, the maximum percentage is 5% of all other covered monthly charges.

Change of Insured Rider	N/A	There is no charge for this rider.

Estate Tax Repeal Rider	One-time charge at issue.	$250

(7)  These charges and costs vary based on individual characteristics. The charges and costs shown in the tables may not be representative of the charges and costs that a particular policy owner will pay. “Covered monthly charges” are the Monthly Deductions under the policy:  the Cost of Insurance Charge, Administrative Fee, and the cost of any riders.  You may obtain more information about the particular charges, cost of insurance, and the cost of certain riders that would apply to you by requesting a personalized policy illustration from your financial adviser.

Table III shows the annual fund fees and expenses that are deducted daily from your Sub-Account values, on a pro rata basis. The table shows the minimum and maximum total operating expenses charged by the underlying funds that you may pay during the time you own your policy. More detail concerning each fund’s fees and expenses is contained in the prospectus for each fund.

These fees and expenses may change at any time.

Table III: Total Annual Fund Operating Expenses

(expenses that are deducted from fund assets)

Total Annual Operating Expense	Minimum	Maximum
Total management fees, distribution and/or service (12b-1) fees, and other expenses.	0.32%	6.06	%(8)

(8)  The Total Annual Operating Expenses shown in the table do not reflect waivers and reductions.  Funds may offer waivers and reductions to lower their fees. Currently such waivers and reductions range from 0.00% to 4.89%. These waivers and reductions generally extend through April 30, 2009 but may be terminated at any time by the fund. Refer to the funds prospectus for specific information on any waivers or reductions in effect.  The minimum and maximum percentages shown in the table include Fund Operating Expenses of mutual funds, if any, which may be acquired by the underlying funds.  Refer to the funds prospectus for details concerning Fund Operating Expenses of mutual fund shares acquired by underlying funds, if any.  In addition, certain underlying funds have reserved the right to impose fees when fund shares are redeemed within a specified period of time of purchase (“redemption fees”) not reflected in the table above.  As of the date of this prospectus, none have done so.  Redemption fees are discussed in the Market Timing section of this prospectus and further information about redemption fees is contained in the prospectus for such funds, copies of which accompany this prospectus or may be obtained by calling 1-800-444-2363.

13

LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT

Lincoln Life & Annuity Company of New York (“Lincoln Life, the Company, we, us, our”) (EIN 22-0832760) is a stock life insurance company chartered in New Jersey in 1897 and redomesticated to New York on April 2, 2007.  It is engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (“LNC”), a publicly held insurance and financial services holding company incorporated in Indiana.  Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

The Company was formed as a result of the merger of two stock life insurance company subsidiaries of LNC. On April 2, 2007, Lincoln Life & Annuity Company of New York (“former Lincoln New York”) was merged with and into the Company (which was then known as Jefferson Pilot LifeAmerica Insurance Company). Simultaneously with the merger, the Company’s name was changed from Jefferson Pilot LifeAmerica Insurance Company to Lincoln Life & Annuity Company of New York. As a result, the assets and liabilities of the former Lincoln New York became part of the assets and liabilities of the Company and the life insurance policies previously issued by the former Lincoln New York became obligations of the Company.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Lincoln Financial Group sells a wide variety of financial products and solutions through financial advisors: mutual funds, managed accounts, retirement solutions, life insurance, 401(k) and 403(b) plans, savings plans, institutional investments and comprehensive financial planning and advisory services.

Lincoln Life & Annuity Flexible Premium Variable Life Account M (“Separate Account”) is a separate account of the Company which was established on November 24, 1997. As part of the merger of the two insurance companies described above (the “Merger”), the Separate Account was transferred intact to the Company (the “Transfer”). The assets and liabilities of the Separate Account immediately prior to the Merger remain intact and legally separate from any other business of the Company. The accumulation unit values for the Sub-Account(s) to which you allocated your premium payments and accumulation values did not change as a result of the Transfer of the Separate Account, and your policy values immediately after the Transfer are the same as your policy values immediately before the Transfer. The investment performance of assets in the Separate Account is kept separate from that of the Company’s General Account. Separate Account assets attributable to the policies are not charged with the general liabilities of the Company.  Separate Account income, gains and losses are credited to or charged against the Separate Account without regard to the Company’s other income, gains or losses. The Separate Account’s values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the “Commission”) as a unit investment trust under the Investment Company Act of 1940 (“1940 Act”) and meets the definition of “separate account.”  Any changes in the investment policy of the Separate Account must be approved by the New York State Insurance Department.

You may also allocate your premium payments and accumulation values in whole or in part to the Fixed Account (“Fixed Account”).  In the Fixed Account, your principal is guaranteed. Fixed Account assets are general assets of the Company, and are held in the Company’s General Account.

14

On April 3, 2006, Jefferson-Pilot Corporation (“Jefferson-Pilot”), a North Carolina corporation, merged with and into a wholly owned subsidiary of LNC.  As a result, the Company became a wholly owned subsidiary of LNC.

Fund Participation Agreements

In order to make the funds in which the Sub-Accounts invest available, Lincoln Life has entered into agreements with the trusts or corporations and their advisers or distributors.  In some of these agreements, we must perform certain administrative services for the fund advisers or distributors.  For these administrative functions, we may be compensated at annual rates of between 0.00% and 0.46% based upon assets of an underlying fund attributable to the policies. We (or our affiliates) may profit from these fees or use these fees to defray the costs of distributing the contract. Additionally, a fund’s adviser and/or distributor (or its affiliates) may provide us with certain services that assist us in the distribution of the contracts and may pay us and/or certain affiliates amounts to participate in sales meetings.  The compensation may come from 12b-1 fees, or be paid by the advisers or distributors.  The funds offered by the following trusts or corporations make payments to Lincoln Life under their distribution plans in consideration of the administrative functions Lincoln Life performs: American Funds Insurance Series, Fidelity Variable Insurance Products, and Lincoln Variable Insurance Products Trust.

Payments made out of the assets of the fund will reduce the amount of assets that otherwise would be available for investment and will reduce the return on your investment. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the fund’s average net assets, which can fluctuate over time. If, however, the value of the fund goes up, then so would the payment to us (or our affiliates). Conversely, if the value of the funds goes down, payments to us (or our affiliates) would decrease.

Distribution of the Policies and Compensation

The policy is distributed by broker-dealer firms through their registered representatives who are appointed as life insurance agents for the Company. One of such broker-dealer firms is Lincoln Financial Advisors Corporation (“LFA”), which is an affiliate of the Company. Broker-dealer firms may receive commission and service fees up to 55% of first year premium, plus up to 5% of all other premiums paid. The amount of compensation may also be affected by choices the policy owner has made, including choices of riders, when the policy was applied for. In lieu of premium-based commission, equivalent amounts may be paid over time, based on accumulation value. Additionally, the broker-dealer may be paid additional compensation on first year premiums and all additional premiums and/or provided reimbursements for portions of policy sales expenses.

In some situations, the broker-dealer may elect to share its commission or expense reimbursement allowance with its registered representatives. Registered representatives of broker-dealer firms may also be eligible for cash bonuses and “non cash compensation.” The latter, as defined in FINRA Conduct Rule 2820, includes such things as office space, computers, club credit, prizes, awards, and training and education meetings.

Broker-dealers or their affiliates may be paid additional amounts for: (1) “preferred product” treatment of the policies in their marketing programs, which may include marketing services and increased access to sales representatives; (2) sales promotions relating to the policies; (3) costs associated with sales conferences and educational seminars for their sales

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representatives; (4) other sales expenses incurred by them; and (5) inclusion in the financial products the broker-dealer offers. Loans may be provided to broker-dealers or their affiliates to help finance marketing and distribution of the policies, and those loans may be forgiven if aggregate sales goals are met. In addition, staffing or other administrative support and services may be provided to broker-dealers who distribute the policies.

These additional types of compensation are not offered to all broker-dealers.  The terms of any particular agreement governing compensation may vary among broker-dealers and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide broker-dealers and/or their registered representatives with an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive additional compensation, or receives lower levels of additional compensation. You may ask your registered representative how he/she will personally be compensated for the transaction. You may wish to take such payments into account when considering and evaluating any recommendation relating to the policies.

Depending on the particular selling arrangements, there may be others who are compensated for distribution activities. For example, certain “wholesalers,” who control access to certain selling offices, may be compensated for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the policies. One of the wholesalers is Lincoln Financial Distributors, Inc. (“LFD”), a registered broker-dealer, also an affiliate of Lincoln Life. Marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the policies, and which may be affiliated with those broker-dealers, may also be compensated. Commissions and other incentives or payments described above are not charged directly to policy owners or the Separate Account. The potential of receiving, or the receipt of, such marketing assistance or other services and the payment to those who control access or for referrals, may provide broker-dealers and/or their registered representatives an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive similar assistance or disadvantage issuers of other variable life insurance policies (or other investments) which do not compensate for access or referrals. All compensation is paid from our resources, which include fees and charges imposed on your policy.

We do not anticipate that the Surrender Charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which we will incur in connection with your policy.  Any such shortfall would be available for recovery from the Company’s General Account, which supports insurance and annuity obligations.

Sub-Accounts and Funds

The variable investment options in the policy are Sub-Accounts of the Separate Account (“Sub-Accounts”). All amounts allocated or transferred to a Sub-Account are used to purchase shares of the appropriate fund to which we refer as the underlying fund. You do not invest directly in these funds. The investment performance of each Sub-Account will reflect the investment performance of the underlying fund.

We create Sub-Accounts and select the funds the shares of which are purchased by amounts allocated or transferred to the Sub-Accounts based on several factors, including, without limitation, asset class coverage, the strength of the manager’s reputation and tenure,

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brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor we consider during the initial selection process is whether the fund or an affiliate of the fund will compensate us for providing administrative, marketing, and/or support services that would otherwise be provided by the fund, the fund’s investment adviser, or its distributor. We review each fund periodically after it is selected. Upon review, we may either close a Sub-Account or restrict allocation of additional purchase payments to a Sub-Account if we determine the fund in which such Sub-Account invests no longer meets one or more of the factors and/or if the Sub-Account has not attracted significant policy owner assets. Alternatively, we may seek to substitute another fund which follows a similar investment objective as the fund in which a Sub-Account invests, subject to receipt of applicable regulatory approvals.  Finally, when we develop a variable life insurance product in cooperation with a fund family or distributor (e.g., a “private label” product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

A given underlying fund may have an investment objective and principal investment strategy similar to those for another fund managed by the same investment adviser or subadviser. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the funds are similar, the investment results may vary.

Several of the underlying funds may invest in non-investment grade, high-yield, and high-risk debt securities (commonly referred to as “junk bonds”), as detailed in the individual fund prospectus.

There is no assurance that the investment objective of any of the underlying funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. The amount of risk varies significantly among the Sub-Accounts. You should read each underlying fund’s prospectus carefully before making investment choices.

Additional Sub-Accounts and underlying funds may be made available in our discretion. The right to select among Sub-Accounts will be limited by the terms and conditions imposed by the Company.

The underlying funds and their investment advisers/subadvisers and objectives are listed below. Comprehensive information on each fund, its objectives and past performance may be found in each fund prospectus.  Prospectuses for each of the underlying funds listed below accompany this prospectus and are available by calling 1-800-444-2363.

AllianceBernstein Variable Products Series Fund, Inc., advised by AllianceBernstein, L.P.

• AllianceBernstein Global Technology Portfolio (Class A): Maximum capital appreciation.

• AllianceBernstein Growth and Income Portfolio (Class A): Growth and income.

• AllianceBernstein International Value Portfolio (Class A): Long-term growth.

• AllianceBernstein Small/Mid Cap Value Portfolio (Class A): Long-term growth.

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American Century Investments Variable Portfolios, Inc., advised by American Century Investment Management, Inc.

• Inflation Protection Fund (Class I): Long-term total return.

American Funds Insurance Series, advised by Capital Research and Management Company.

• Global Growth Fund (Class 2): Long-term growth.

• Global Small Capitalization Fund (Class 2): Long-term growth.

• Growth Fund (Class 2): Long-term growth.

• Growth-Income Fund (Class 2): Growth and income.

• International Fund (Class 2): Long-term growth.

Delaware VIP Trust, advised by Delaware Management Company.

• Capital Reserves Series (Standard Class): Current income.

• Diversified Income Series (Standard Class): Total return.

• Emerging Markets Series (Standard Class): Capital appreciation.

• High Yield Series (Standard Class): Total return.

• Small Cap Value Series (Standard Class): Capital appreciation.

• Trend Series (Standard Class): Capital appreciation.

• U. S. Growth Series (Standard Class): Capital appreciation.

• Value Series (Standard Class): Capital appreciation.

Fidelity Variable Insurance Products, advised by Fidelity Management & Research Company.

• Contrafund Portfolio (Service Class): Long-term capital appreciation.

• Growth Portfolio (Service Class): Capital appreciation.

• Mid Cap Portfolio (Service Class): Long-term growth.

• Overseas Portfolio (Service Class): Long-term growth.

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Franklin Templeton Variable Insurance Products Trust, advised by Franklin Advisers, Inc. for the Franklin Income Securities Fund, the Franklin Small-Mid Cap Growth Securities Fund and the Templeton Global Income Securities Fund, and by Franklin Mutual Advisers, LLC for the Mutual Shares Securities Fund.

• Franklin Income Securities Fund (Class 1): Current income.

• Franklin Small-Mid Cap Growth Securities Fund (Class 1): Long-term growth.

• Mutual Shares Securities Fund (Class 1): Capital appreciation.

• Templeton Global Income Securities Fund (Class 1): Total return.

Lincoln Variable Insurance Products Trust, advised by Lincoln Investment Advisors Corporation.

• LVIP Baron Growth Opportunities Fund (Service Class): Capital appreciation.
(Subadvised by BAMCO, Inc.)

• LVIP Capital Growth Fund (Standard Class):  Capital appreciation.
(Subadvised by Wellington Management Company, LLP)

• LVIP Cohen & Steers Global Real Estate Fund (Standard Class): Total return.
(Subadvised by Cohen & Steers Capital Management)

• LVIP Columbia Value Opportunities Fund (Standard Class):  Long-term capital appreciation.
(Subadvised by Columbia Management Advisors, LLC)

• LVIP Delaware Bond Fund (Standard Class): Current income.
(Subadvised by Delaware Management Company)

• LVIP Delaware Growth and Income Fund (Standard Class):  Capital appreciation.
(Subadvised by Delaware Management Company)

• LVIP Delaware Social Awareness Fund (Standard Class):  Capital appreciation.
(Subadvised by Delaware Management Company)

• LVIP Delaware Special Opportunities Fund (Standard Class):  Capital appreciation.
(Subadvised by Delaware Management Company)

• LVIP FI Equity-Income Fund (Standard Class):  Income.
(Subadvised by Pyramis Global Advisors LLC)

• LVIP Janus Capital Appreciation Fund (Standard Class): Long-term growth.
(Subadvised by Janus Capital Management LLC)

• LVIP Marsico International Growth Fund (Standard Class):  Long-term capital appreciation.
(Subadvised by Marsico Capital Management, LLC)

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•      LVIP MFS® Value Fund (Standard Class):  Long-term growth of capital.

(Subadvised by Massachusetts Financial Services Company)

•      LVIP Mid-Cap Value Fund (Standard Class):  Long-term capital appreciation.

(Subadvised by Wellington Management Company, LLP)

•      LVIP Mondrian International Value Fund (Standard Class): Capital appreciation.

(Subadvised by Mondrian Investment Partners Limited)

•      LVIP Money Market Fund (Standard Class): Preservation of capital.

(Subadvised by Delaware Management Company)

•      LVIP SSgA Bond Index Fund (Standard Class):  Current income.

(Subadvised by SSgA Funds Management, Inc.)

•      LVIP SSgA Developed International 150 Fund (Standard Class):  Long-term capital appreciation.

(Subadvised by SSgA Funds Management, Inc.)

•      LVIP SSgA Emerging Markets 100 Fund (Standard Class):  Long-term capital appreciation.

(Subadvised by SSgA Funds Management, Inc.)

•      LVIP SSgA International Index Fund (Standard Class):  Long-term capital appreciation.

(Subadvised by SSgA Funds Management, Inc.)

•      LVIP SSgA Large Cap 100 Fund (Standard Class):  Long-term capital appreciation.

(Subadvised by SSgA Funds Management, Inc.)

•      LVIP SSgA S&P 500 Index Fund (Standard Class)(1):  Capital appreciation.

(Subadvised by SSgA Funds Management. Inc.)

•      LVIP SSgA Small/Mid Cap 200 Fund (Standard Class):  Long-term capital appreciation.

(Subadvised by SSgA Funds Management, Inc.)

•      LVIP SSgA Small-Cap Index Fund (Standard Class):  Capital appreciation.

(Subadvised by Mellon Capital Management Corporation)

•      LVIP T. Rowe Price Growth Stock Fund (Standard Class):  Long-term growth of capital.

(Subadvised by T. Rowe Price Associates, Inc.)

•      LVIP T. Rowe Price Structured Mid-Cap Growth Fund (Standard Class): Maximum capital appreciation.

(Subadvised by T. Rowe Price Associates, Inc.)

•      LVIP Templeton Growth Fund (Standard Class):  Long-term growth of capital.

(Subadvised by Templeton Investment Counsel, LLC)

•      LVIP Turner Mid-Cap Growth Fund (Standard Class):  Capital appreciation.

(Subadvised by Turner Investment Partners)

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•      LVIP UBS Global Asset Allocation Fund (Standard Class):  Total return.

(Subadvised by UBS Global Asset Management (Americas) Inc. (UBS Global AM))

•      LVIP Wilshire 2010 Profile Fund (Standard Class) (2): Total return.

(Subadvised by Wilshire Associates Incorporated)

•      LVIP Wilshire 2020 Profile Fund (Standard Class) (2): Total return.

(Subadvised by Wilshire Associates Incorporated)

•      LVIP Wilshire 2030 Profile Fund (Standard Class) (2): Total return.

(Subadvised by Wilshire Associates Incorporated)

•      LVIP Wilshire 2040 Profile Fund (Standard Class) (2): Total return.

(Subadvised by Wilshire Associates Incorporated)

•      LVIP Wilshire Aggressive Profile Fund (Standard Class) (2): Capital appreciation.

(Subadvised by Wilshire Associates Incorporated)

•      LVIP Wilshire Conservative Profile Fund (Standard Class) (2): Current income.

(Subadvised by Wilshire Associates Incorporated)

•      LVIP Wilshire Moderate Profile Fund (Standard Class) (2): Total return.

(Subadvised by Wilshire Associates Incorporated)

•      LVIP Wilshire Moderately Aggressive Profile Fund (Standard Class) (2): Growth and income.

(Subadvised by Wilshire Associates Incorporated)

MFS ® Variable Insurance Trust, advised by Massachusetts Financial Services Company

•      Growth Series (Initial Class):  Capital appreciation.

•      Total Return Series (Initial Class): Growth and income.

•      Utilities Series (Initial Class): Growth and income.

(1) “S&P 500” is a trademark of The McGraw Hill Companies, Inc. and has been licensed for use by Lincoln Variable Insurance Products Trust and its affiliates.  The product is not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of purchasing the product.  (Please see Statement of Additional Information which sets forth additional disclaimers and limitations of liability on behalf of S&P.)

(2)  The Lincoln Variable Insurance Products Trust LVIP Wilshire 2010 Profile Fund, LVIP Wilshire 2020 Profile Fund, LVIP Wilshire 2030 Profile Fund, LVIP Wilshire 2040 Profile Fund, LVIP Wilshire Aggressive Profile Fund, LVIP Wilshire Conservative Profile Fund, LVIP Wilshire Moderate Profile Fund, and LVIP Wilshire Moderately Aggressive Profile Fund are “Fund of Funds” and as such purchase shares of other mutual funds rather than directly investing in debt and equity securities.  As a result, Fund of Funds may have higher expenses than mutual funds which invest directly in debt and equity securities.  None of the mutual funds, the shares of which are purchased by these Funds of Funds, pay 12b-1 fees to Lincoln Life or its affiliates.

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Sub-Account Availability and Substitution of Funds

Lincoln Life may close Sub-Accounts and may seek to substitute shares of other funds as the fund in which a Sub-Account invests if:

1)              the shares of any underlying fund should no longer be available for investment by the Separate Account; or

2)              the Sub-Account has not attracted significant policyholder allocations; or

3)              in our judgment, further investment in such shares ceases to be appropriate in view of the purpose of the Separate Account, legal, regulatory or federal income tax restrictions, or for any other reason.

We will obtain any necessary regulatory or other approvals prior to such a change. We will endorse your policy as required to reflect any withdrawal or substitutions. Substitute funds may have higher charges than the funds being replaced.

Voting Rights

The underlying funds do not hold regularly scheduled shareholder meetings. When a fund holds a special meeting for the purpose of approving changes in the ownership or operation of the fund, the Company is entitled to vote the shares held by our Sub-Account in that fund. Under our current interpretation of applicable law, you may instruct us how to vote those shares.

We will notify you when your instructions are needed and will provide information from the fund about the matters requiring the special meeting.  We will calculate the number of votes for which you may instruct us based on the amount you have allocated to that Sub-Account, and the value of a share of the corresponding fund, as of a date chosen by the fund (record date). If we receive instructions from you, we will follow those instructions in voting the shares attributable to your policy. If we do not receive instructions from you, we will vote the shares attributable to your policy in the same proportion as we vote other shares based on instructions received from other policy owners.  Since underlying funds may also offer their shares to entities other than the Company, those other entities also may vote shares of the underlying funds, and those votes may affect the outcome.

Each underlying fund is subject to the laws of the state in which it is organized concerning, among other things, the matters which are subject to a shareholder vote, the number of shares which must be present in person or by proxy at a meeting of shareholders (a “quorum”), and the percentage of such shareholders present in person or by proxy which must vote in favor of matters presented. Because shares of the underlying fund held in the Separate Account are owned by the Company, and because under the 1940 Act the Company will vote all such shares in the same proportion as the voting instruction which we receive, it is important that each Policy owner provide their voting instructions to the Company.  Even though Policy owners may choose not to provide voting instruction, the shares of a fund to which such Policyholders would have been entitled to provide voting instruction will be voted by the Company in the same proportion as the voting instruction which we actually receive.  As a result, the instruction of a small number of Policy owners could determine the outcome of matters subject to shareholder vote.  In addition, because

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the Company expects to vote all shares of the underlying fund which it owns at a meeting of the shareholders of an underlying fund, all shares voted by the Company will be counted when the underlying fund determines whether any requirement for a minimum number of shares be present at such a meeting to satisfy a quorum requirement has been met.

POLICY CHARGES AND FEES

Policy charges and fees compensate us for providing your insurance benefit, administering your policy, assuming risks associated with your policy, and incurring sales related expenses. We may profit from any of these charges, and we may use this profit for any purpose, including covering shortfalls from other charges.

In addition to policy charges, the investment adviser for each of the underlying funds deducts a daily charge as a percent of the value in each fund as an asset management charge. The charge reflects asset management fees of the investment adviser. Other expenses are incurred by the funds (including 12b-1 fees for Class 2 shares and other expenses) and deducted from fund assets. Values in the Sub-Accounts are reduced by these charges. Future fund expenses may vary. Detailed information about charges and expenses incurred by an underlying fund is contained in each fund’s prospectus.

The Monthly Deductions, including the Cost of Insurance Charge, will be deducted proportionately from the Net Accumulation Value of each Sub-Account and the Fixed Account subject to the charge.

The Monthly Deductions are made on the “Monthly Anniversary Day,” the Policy Date, and the same day of each month thereafter. If the day that would otherwise be a Monthly Anniversary Day is non-existent for that month, or is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day.

If the value is insufficient to cover the current Monthly Deduction, you have a 61-day grace period to make a payment sufficient to cover that deduction.

Premium Load; Net Premium Payment

We make a deduction from each premium payment. This amount, referred to as “Premium Load,” covers certain policy-related state and federal tax liabilities. It also covers a portion of the sales expenses incurred by the Company. We deduct 7% from each premium payment in policy years 1 – 20 and 4% in policy years 21 and beyond. The premium payment, net of the premium load, is called the “Net Premium Payment.”

Surrender Charges

General:

Your policy gives you the right to (i) fully surrender your policy (a “Full Surrender”) and receive the “accumulation value” of the policy less any applicable Surrender Charges (which is called the policy’s “Surrender Value”); (ii) partially surrender your policy and receive from the Accumulation Value of your policy the amount you specifically request in cash (a “Partial Surrender”); and (iii) request a reduction in the specified amount of your policy (a “Reduction

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in specified amount”).  The “Accumulation Value” of your policy is the sum of the Fixed Account Value, the Separate Account Value, and the Loan Account Value (see section headed “Premiums – Policy Values” for discussion of how these values are calculated).  In addition, Partial Surrenders are limited to 90% of the policy’s Surrender Value (see section headed “Policy Surrenders – Partial Surrenders” for a detailed discussion).

A “Surrender Charge” may apply if you request a Full Surrender or a Reduction in specified amount. The Surrender Charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of Surrender Charges is included in each policy.  No Surrender Charge is imposed if you request a Partial Surrender.

The Surrender Charge varies by age of the insured, the number of years since the “Policy Date” or the date of each increase in specified amount, and the specified amount. (See section headed “Your Insurance Policy” for a discussion of Policy Date.)  The Surrender Charge will never exceed $60.00 per $1,000 of specified amount. A personalized schedule of surrender charges is included in each policy when your policy is issued. That schedule will calculate for you for each year during which a Surrender Charge based upon the Initial specified amount will be imposed, the result of multiplying (a) the amount per $1,000 of Initial specified amount by (b) the Initial specified amount divided by 1,000.

If you increase the specified amount, a new Surrender Charge will be applicable to each increase. This charge would be imposed if you surrender all or a part of the increased specified amount, and it is in addition to any Surrender Charge on the existing specified amount. Upon an increase in specified amount, we will send you a confirmation of the increase. You may obtain more information about the Surrender Charges that would apply to your policy by requesting a personalized illustration from your financial adviser.  This personalized illustration will demonstrate the amount of the Surrender Charges that would be imposed in the event you thereafter requested a reduction of that increased specified amount and their impact on your policy values.  In addition, an example of how the various actions described below would impact the surrender charge is included in Appendix A of this prospectus.

For Full Surrenders, the duration of the Surrender Charge is 15 years from the Policy Date for the initial specified amount and 15 years from the date of each increase in specified amount. For Reductions in specified amount, the duration of the Surrender Charge is 10 years from the Policy Date for the initial specified amount and 10 years from the date of each increase in the specified amount.  If there has been more than one increase in specified amount, each increase is separately tracked for the purpose of determining the applicable Surrender Charge.

Surrender Charges are assessed by withdrawing value from the Sub-Accounts and the Fixed Account proportionately. The Surrender Charge will not exceed the policy value. All Surrender Charges decline to zero within 15 years from the Policy Date, or 15 years from the effective date of each increase in specified amount.

When you apply for the policy, your financial adviser can prepare personalized illustrations that reflect the Surrender Charges that would apply if you request a Full Surrender or a Reduction in specified amount at various points during your policy ownership.  In addition, after your policy is issued, please also contact your financial adviser before you request a Full Surrender or a Reduction in specified amount of your policy and ask for a personalized illustration that would reflect the amount of the Surrender Charges that would be imposed on the transaction you are considering and their impact on your policy values.

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Full Surrenders:

If you request a Full Surrender of your policy in which the specified amount has neither increased nor decreased, the Surrender Charge will be the amount per $1,000 of specified amount as stated in your policy specifications for the number of years since the Policy Date.

If you request a Full Surrender of your policy after you have requested one or more increases in the specified amount, the Surrender Charge will equal 1) plus 2) where:

1)              is the amount per $1,000 of Initial specified amount for the number of years since the Policy Date; and

2)              is the amount per $1,000 of increase in specified amount for the number of years since the date of each increase.

If you request a Full Surrender of the policy in which you have requested a Reduction in Specified Amount, the Surrender Charge will equal 1) multiplied by 2) where:

1)              is the amount per $1,000 of specified amount for the number of years since the Policy Date; and

2)              is one minus the percentage of the Initial specified amount for which a Surrender Charge was previously assessed.

The charge assessed upon a Full Surrender will not exceed the policy’s Accumulation Value.

Reduction in Specified Amount:

If you request a Reduction in specified amount of your policy when no previous increase in specified amount has been made, the Surrender Charge will be calculated as 1) minus 2), then divided by 3) and then multiplied by 4), where:

1)              is the amount of this decrease plus any prior decreases;

2)              is the greater of an amount equal to 25% of the Initial specified amount or the sum of all prior decreases;

3)              is the Initial specified amount; and

4)              is the then applicable Surrender Charge.

The same calculation is made each time you request a Reduction in specified amount.

If you request a Reduction in specified amount of your policy when you previously have requested an increase in specified amount, each increase in specified amount (or part thereof, if your request for Reduction in specified amount is for less than the full amount of the most recent increase in specified amount) will be surrendered separately on a last in, first out basis.  That is, the most recently requested increase in specified amount will be surrendered first, even if there are earlier increases in specified amount which were made more than 10 years prior to your request for a Reduction in specified amount.  The

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Surrender Charge will be calculated as if the most recent increase were the only increase.  If your request for Reduction in specified amount exceeds the amount of the most recent increase in specified amount, then the next most recent increase (or part thereof) will be surrendered until your requested Reduction in specified amount has been satisfied.  Any requests for Reduction in specified amount thereafter will be handled in a similar manner, that is, the most recent increase in specified amount or remaining part of a previous increase in specified amount will be next surrendered in whole or in part.

If you engage in a series of increases and reductions in specified amount, the latest increase in the specified amount of your policy will be surrendered in whole or in part should you thereafter request a Reduction in specified amount.

We may limit requests for Reduction in specified amount, to the extent there is insufficient value to cover the necessary surrender charges.

Partial Surrender:

There is no Surrender Charge if you request a Partial Surrender.  However, we reserve the right to limit the total of all Partial Surrenders to 90% of the policy’s Surrender Value (see section headed “Policy Surrenders – Partial Surrenders” for a detailed discussion).  In addition, a Partial Surrender may reduce the policy’s specified amount if you have elected Death Benefit Option 1 (see section headed “Policy Surrenders – Partial Surrenders” for detailed discussion). In addition, we may decline a request for a Partial Surrender which results in a reduction in the policy’s specified amount below the minimum specified amount or below the level required to maintain the policy as life insurance for the purposes of federal income tax law (see section headed “Tax Issues – Taxation of Life Insurance in General” for detailed discussion).

If your policy includes the Estate Tax Repeal Rider, and if you satisfy its special conditions, you will have a one-time right to cancel your policy without being subject to Surrender Charges. This is a limited benefit and is subject to our specific definition of Estate Tax Repeal.

Any surrender may have tax implications. Consult your tax or other adviser before initiating a surrender.

Partial Surrender Fee

No Surrender Charge or Administrative Fee is imposed on a Partial Surrender.

Transfer Fee

For each transfer request in excess of 24 made during any policy year, we reserve the right to charge you an Administrative Fee of $25.

In the event that we make a material change in the investment strategy of a Sub-Account, you may transfer the Accumulation Values allocated to that Sub-Account to any other Sub-Account or to the Fixed Account without being charged a fee and may do so even if you have requested 24 transfers during that policy year.  This option to transfer from a Sub-Account must be exercised within 60 days after the effective date of such change in

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investment strategy of that Sub-Account.  You will be provided written notice in the event that such a change is made.

Mortality and Expense Risk Charge

We assess a daily mortality and expense risk charge as a percentage of the value of the Sub-Accounts. The mortality risk assumed is that the insured may live for a shorter period than we originally estimated. The expense risk assumed is that our expenses incurred in issuing and administering the policies will be greater than we originally estimated. The charge is guaranteed not to exceed an effective annual rate of 0.60% in policy years 1-10 and 0.20% in policy years 11-20, and 0.00% in policy years 21 and beyond.  The current charge is at an effective annual rate of 0.60% in policy years 1-10, 0.20% in policy years 11-20, and 0.00% in policy years 21 and beyond.

Cost of Insurance Charge

A significant cost of variable life insurance is the “Cost of Insurance Charge”. This charge is the portion of the Monthly Deduction designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value. It is determined based on our expectation of future mortality, investment earnings, persistency and expenses (including taxes).

The Cost of Insurance Charge depends on the policy duration, the age, underwriting category and gender of the insured, and the current “Net Amount at Risk”. The Net Amount at Risk is the death benefit minus the greater of zero or the policy value, and may vary with investment performance, premium payment patterns, and charges. The rate on which the Monthly Deduction for the Cost of Insurance Charge is based will generally increase each policy year as the insured ages. Cost of insurance rates are generally lower for healthy individuals.

The Cost of Insurance Charge is determined monthly by dividing the death benefit at the beginning of the policy month by 1 plus .0032737 (the monthly equivalent of an effective annual rate of 4.0%), subtracting the value at the beginning of the policy month, and multiplying the result (the “net amount at risk”) by the applicable cost of insurance rate as determined by the Company.

The current Cost of Insurance Charge may be less than the guaranteed Cost of Insurance Charge, but it will never exceed the maximum Cost of Insurance Charge. A schedule of guaranteed maximum cost of insurance rates is part of your policy.

Administrative Fee

There is a flat monthly deduction of $10 in all years.

For the first ten policy years from issue date or increase in specified amount, there is an additional charge that varies with the insured’s age, sex, and premium class. This charge will never exceed $2.56 per $1,000 of Initial specified amount or increase in specified amount. This fee compensates the Company for administrative expenses associated with

27

policy issue and ongoing policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

Policy Loan Interest

If you borrow against your policy, interest will be charged to the Loan Account value. The annual effective interest rate is 5.0% in years 1-10, 4.1% in years 11 and beyond. We will credit 4.0% interest on the Loan Account value in all years.

Rider Charges

The following paragraphs describe the charges for the riders listed below.  The features of the riders available with this policy and any limitations on the selection of riders are discussed in the section headed “Riders”.

Waiver of Monthly Deduction Rider. The monthly charge for this benefit is equal to the sum of all other covered monthly charges for the policy and all riders, multiplied by a percentage. The percentage depends on the age, underwriting category and gender of the insured. The maximum percentage is 12.0%. If you have elected this rider, a table of percentages appears on the rider pages in your policy.

Estate Tax Repeal Rider. There is a $250 one-time charge at issue for this rider.

Overloan Protection Rider.  There is a one-time charge for this rider if you choose to elect the benefit. This charge will not exceed 5.0% of the then current Accumulation Value.

Premium Reserve Rider.  We deduct 4.0% from each Premium Payment you direct to this rider.  Transfers of Premium Reserve Rider Accumulation Value from this rider to the policy may be subject to a charge of 3.0% of amount transferred during policy years 1 – 10.  Premium Reserve Rider Accumulation Value allocated to the Premium Reserve Separate Account is subject to the mortality and expense risk charge (which does not exceed 0.60% for policy years 1 – 10 and 0.20% for policy years 11 and later).  In addition, if you request a loan from the Premium Reserve Rider Accumulation Value, interest is charged at the same rate as for policy loans.

YOUR INSURANCE POLICY

Your policy is a life insurance contract that provides for a death benefit payable on the death of the insured. The policy and the application constitute the entire contract between you and Lincoln Life.

We may add, change or eliminate any underlying funds that the Separate Account or the Sub-Accounts invest in, subject to state and federal laws and regulations. We may substitute a new fund for one that is no longer available for investment, or is no longer suitable for the policy. We will obtain any required approvals from policy owners, the SEC, and state insurance regulators before substituting any funds.

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We may choose to add or remove Sub-Accounts as investment options under the policies, based on marketing needs or investment conditions. If we change any Sub-Accounts or substitute any funds, we will make appropriate endorsements to the policies.

If we obtain appropriate approvals from policy owners and securities regulators, we may:

•      change the investment objective of the Separate Account;

•      operate the Separate Account as a management investment company, unit investment trust, or any other form permitted under applicable securities laws;

•      deregister the Separate Account; or

•      combine the Separate Account with another separate account.

We will notify you of any change that is made.  (See section headed “Transfer Fee” for explanation of an additional right to transfer accumulation values from a Sub-Account when its investment objective changes.)

The policy includes policy specifications pages.  These pages provide important information about your policy such as: the identity of the insured and owner; Policy Date; the Initial specified amount; the death benefit option selected; issue age; Planned Premium Payment; Surrender Charges; expense charges and fees; and guaranteed maximum cost of insurance rates.

When your policy is delivered to you, you should review it promptly to confirm that it reflects the information you provided in your application. If not, please notify us immediately.

The policy is nonparticipating. This means that no dividends are payable to you. In addition, your policy does not share in the profits or surplus earnings of the Company.

Before purchasing the policy to replace, or to be funded with proceeds from an existing life insurance policy or annuity, make sure you understand the potential impact. The insured will need to prove current insurability and there may be a new contestable period for the new policy. The death benefit and policy values may be less for some period of time in the new policy.

The “Policy Date” is the date on which we begin life insurance coverage under the policy if you have paid your initial premium with your application.  If you have not paid your initial premium with your application, your life insurance coverage will begin on the day we receive your initial premium. The Policy Date is also the date from which policy years, Policy Anniversary, Monthly Anniversary Days, policy months, premium due dates, and age are determined.

Once your policy is in force, the effective date of payments and requests you send us is usually determined by the day and time we receive them.

We allow telephone or other electronic transactions when you complete our authorization form and return it to us. Contact our Administrative Office for information on permitted electronic transactions and authorization for electronic transactions.

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Any telephone or other electronic transmission, whether it is yours, your service provider’s, your agent’s, or ours, can experience outages or slowdowns for a variety of reasons. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you should send your request in writing to our Administrative Office.

Application

If you decide to purchase a policy, you must first complete an application. A completed application identifies the proposed insured and provides sufficient information to permit us to begin underwriting risks in the policy. We require a medical history and examination of the proposed insured. Based on our review of medical information about the proposed insured, we may decline to provide insurance, or we may place the proposed insured in a special underwriting category. The monthly Cost of Insurance Charge deducted from the policy value after issue varies depending on the age, gender and underwriting category of the insured.

A policy may only be issued upon receipt of satisfactory evidence of insurability, and generally when the insured is at least age 15 and at most age 85. Age will be determined by the nearest birthday of the insured.

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who applies for a policy. When you apply for a policy, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We, or our agent, may also ask to see your driver’s license, photo i.d. or other identifying documents.

Owner

The Owner on the date of issue is designated in the policy specifications. You, as Owner, will make the following choices:

1)         initial death benefit amount and death benefit option;

2)         optional riders;

3)         the amount and frequency of Premium Payments; and

4)         the amount of Net Premium Payment to be allocated to the selected Sub-Accounts or the Fixed Account.

You are entitled to exercise rights and privileges of your policy as long as the insured is living. These rights generally include the power to select the Beneficiary, request Policy Loans, make Partial Surrenders, surrender the policy entirely, request a Reduction in specified amount, name a new Owner, and assign the policy. You must inform us of any change in writing. We will record change of Owner and Beneficiary forms to be effective as of the date of the latest signature on the request.

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Right to Examine Period

You may return your policy to us for cancellation within 45 days after the application is signed or ten days after you receive it (60 days after receipt for policies issued in replacement of other insurance). This is called the right to examine period. If the policy is returned for cancellation within the right to examine period, we will refund to you the greater of (a) all Premium Payments less any Indebtedness; or (b) the sum of (i) the Accumulation Value less any Indebtedness, on the date the returned policy is received by us, plus (ii) any charges and fees under the policy’s terms. If a Premium Payment was made by check, there may be a delay until the check clears.

Any Net Premium Payments received by us within ten days of the date the policy was issued will be held in the Money Market Sub-Account. At the end of that period, it will be allocated to the Sub-Accounts and the Fixed Account, if applicable, which you designated. If the policy is returned for cancellation within the right to examine period, we will return to you the greater of (a) all Premium Payments less any Indebtedness; or (b) the sum of (i) the Accumulation Value less any Indebtedness, on the date the returned policy is received by us, plus (ii) any charges and fees under the policy’s terms.

Initial Specified Amount

You will select the Initial specified amount of death benefit on the application. This may not be less than $100,000. This amount, in combination with a death benefit option, will determine the initial death benefit. The Initial specified amount is shown on the policy specifications page.

Transfers

You may make transfers among the Sub-Accounts and the Fixed Account, subject to certain provisions. You should carefully consider current market conditions and each fund’s objective and investment policy before allocating money to the Sub-Accounts.

During the first policy year, transfers from the Fixed Account to the Sub-Accounts may be made only as provided for in the Dollar cost averaging or Automatic rebalancing program described below. The amount of all transfers from the Fixed Account in any other policy year may not exceed the greater of:

1)         25% of the Fixed Account value as of the immediately preceding Policy Anniversary, or

2)         the total dollar amount transferred from the Fixed Account in the immediately preceding policy year.

Up to 24 transfer requests (a request may involve more than a single transfer) may be made in any policy year without charge. We may limit transfers from the Fixed Account at any time.

Requests for transfers must be made in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing, subject to our consent.

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Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of accumulation units. This will be based on the accumulation unit values determined after our Administrative Office receives a request in writing or adequately authenticated electronic transfer request. Transfer and financial requests received in good order before 4:00 P.M. Eastern time on a business day will normally be effective that day.

Market Timing

Frequent, large, or short-term transfers among Sub-Accounts and the Fixed Account, such as those associated with “market timing” transactions, can affect the underlying funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund’s portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our policy owners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the “Market Timing Procedures”). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Sub-Accounts and the Fixed Account that may affect other policy owners or fund shareholders.

In addition, the underlying funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among Sub-Accounts.  While we reserve the right to enforce these policies and procedures, policy owners and other persons with interests under the policies should be aware that we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the funds.

However, under the SEC rules, we are required to: (1) enter into written agreement with each underlying fund or its principal underwriter that obligates us to provide to the underlying fund promptly upon request certain information about the trading activity of individual policy owners, and (2) execute instructions from the underlying fund to restrict or prohibit further purchases or transfers by specific policy owners who violate excessive trading policies established by the underlying funds.

You should be aware that the purchase and redemption orders received by underlying funds generally are “omnibus” orders from intermediaries such as retirement plans or separate accounts to which premium payments and cash values of variable insurance policies are allocated.  The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance policies.  The omnibus nature of these orders may limit the underlying funds’ ability to apply their respective disruptive trading policies and procedures.  We cannot guarantee that the underlying funds (and thus our policy owners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may purchase the underlying funds.  In addition, if an underlying fund believes that an omnibus order we submit may reflect one or more transfer requests from policy owners engaged in disruptive trading activity, the underlying fund may reject the entire omnibus order.

Our Market Timing Procedures detect potential “market timers” by examining the number of transfers made by policy owners within given periods of time. In addition, managers of the funds might contact us if they believe or suspect that there is market timing. If requested by

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a fund company, we may vary our Market Timing Procedures from Sub-Accounts to Sub-Accounts to comply with specific fund policies and procedures.

We may increase our monitoring of policy owners who we have previously identified as market timers. When applying the parameters used to detect market timers, we will consider multiple contracts owned by the same policy owner if that policy owner has been identified as a market timer. For each policy owner, we will investigate the transfer patterns that meet the parameters being used to detect potential market timers. We will also investigate any patterns of trading behavior identified by the funds that may not have been captured by our Market Timing Procedures.

Once a policy owner has been identified as a “market timer” under our Market Timing Procedures, we will notify the policy owner in writing that future transfers (among the Sub-Accounts and/or the Fixed Account) will be temporarily permitted to be made only by original signature sent to us by U.S. mail, standard delivery for the remainder of the policy year. Overnight delivery or electronic instructions (which may include telephone, facsimile, or Internet instructions) submitted during this period will not be accepted. If overnight delivery or electronic instructions are inadvertently accepted from a policy owner that has been identified as a market timer, upon discovery, we will reverse the transaction within 1 to 2 business days of our discovery. We will impose this “original signature” restriction on that policy owner even if we cannot identify, in the particular circumstances, any harmful effect from that policy owner’s particular transfers.

Policy owners seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect such transfer activity may be limited by operational systems and technological limitations. The identification of policy owners determined to be engaged in such transfer activity that may adversely affect other policy owners or fund shareholders involves judgments that are inherently subjective. We cannot guarantee that our Market Timing Procedures will detect every potential market timer. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the funds. This may result in lower long-term returns for your investments.

Our Market Timing Procedures are applied consistently to all policy owners. An exception for any policy owner will be made only in the event we are required to do so by a court of law. In addition, certain funds available as investment options in your contract may also be available as investment options for owners of other, older life insurance policies issued by us.

Some of these older life insurance policies do not provide a contractual basis for us to restrict or refuse transfers which are suspected to be market timing activity. In addition, because other insurance companies and/or retirement plans may invest in the funds, we cannot guarantee that the funds will not suffer harm from frequent, large, or short-term transfer activity among Sub-Accounts and the Fixed Accounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity, to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). If we modify our Market Timing Procedures, they will be applied uniformly to all policy owners

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or as applicable to all policy owners with policy values allocated to Sub-Accounts investing in particular underlying funds. We also reserve the right to implement and administer redemption fees imposed by one or more of the funds in the future.

Some of the underlying funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the underlying fund’s investment adviser, the underlying fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected.  To the extent permitted by applicable law, we reserve the right to defer or reject a transfer request at any time that we are unable to purchase or redeem shares of any of the funds in which the Separate Account invests, including any refusal or restriction on purchases or redemptions of the Sub-Account units as a result of the funds’ own policies and procedures on market timing activities.  If a fund refuses to accept a transfer request we have already processed, we will reverse the transaction within 1-2 business days of the day on which we receive notice of the refusal. We will notify you in writing if we have reversed, restricted or refused any of your transfer requests. Some of the underlying funds may also impose redemption fees on short-term trading (i. e., redemptions of underlying fund shares within a certain number of business days after purchase).  We reserve the right to administer and collect any such redemption fees on behalf of the underlying funds.  You should read the prospectuses of the funds for more details on their ability to refuse or restrict purchases or redemptions of their shares.

Optional Sub-Account Allocation Programs

You may elect to participate in programs for Dollar cost averaging or Automatic rebalancing. There is currently no charge for these programs. You may participate in only one program at any time.

Dollar Cost Averaging systematically transfers specified dollar amounts during the first policy year from the Money Market Sub-Account or the Fixed Account. Transfer allocations may be made to one or more of the Sub-Accounts (not the Fixed Account) on a monthly basis. These transfers do not count against the free transfers available. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, you may reduce exposure to market volatility. Dollar cost averaging will not assure a profit or protect against a declining market.

If the owner elects Dollar cost averaging from either the Money Market Sub-Account or the Fixed Account the value in that account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.

If Dollar cost averaging is desired, it must be elected at issue.

Dollar cost averaging terminates automatically:

1)         if the value in the Money Market Sub-Account or the Fixed Account is insufficient to complete the next transfer;

2)         seven calendar days after our Administrative Office receives a request for termination in writing or by telephone, with adequate authentication;

3)         on the first Policy Anniversary; or

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4)         if your policy is surrendered or otherwise terminates.

Automatic Rebalancing periodically restores to a pre-determined level the percentage of policy value allocated to the Fixed Account and each Sub-Account. The pre-determined level is the allocation initially selected on the application, until changed by the Owner. Your policy will be issued with Automatic rebalancing. When Automatic rebalancing is in effect, all Net Premium Payments allocated to the Sub-Accounts and Fixed Account will be subject to Automatic rebalancing.  Transfers among the Sub-Accounts and the Fixed Account as a result of Automatic rebalancing do not count against the number of free transfers available.  Automatic rebalancing provides a method for reestablishing fixed proportions among your allocations to your Sub-Accounts on a systematic basis.  Automatic rebalancing helps to maintain your allocation among market segments, although it entails reducing your policy values allocated to the better performing segments.  Therefore, you should carefully consider market conditions and the investment objectives of each Sub-Account and underlying fund before electing to participate in Automatic rebalancing.

Automatic rebalancing is available only on a quarterly basis. Automatic rebalancing may be terminated, or the allocation may be changed at any time, by contacting our Administrative Office.

Riders

We may offer you riders to your policy from time to time. Riders may alter the benefits or charges in your policy.Election of riders may have tax consequences to you. Also, exercising a rider will enhance or restrict the benefits otherwise available under your policy; any such enhancements or restrictions are discussed when the terms of the rider is discussed. (See discussion of each rider in the sub-sections headed “Waiver of Monthly Deduction Rider”, “Change of Insured Rider”, “Estate Tax Repeal Rider”, No-Lapse Enhancement rider”, “Overloan Protection Rider”, and “Premium Reserve Rider”. Consult your financial and tax advisers before adding riders to, or deleting them from, your policy.  Please ask your financial adviser for an illustration that reflects the impact of adding a rider to your policy or deleting a rider form your policy before you make your decision.

Some of the riders discussed below are optional and you must decide whether to apply for those riders.  Optional riders include the Waiver of Monthly Deduction Rider, the Change of Insured Rider, and the Estate Tax Repeal Rider.   The No-Lapse Enhancement Rider, the Premium Reserve Rider, and the Overloan Protection Rider will automatically be included with your policy.

Waiver of Monthly Deduction Rider. If desired, you must select this rider when you initially apply for insurance. Lincoln Life will maintain the death benefit by paying covered monthly deductions during periods of disability. Charges for this rider, if elected, are part of the Monthly Deductions.

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Change of Insured Rider. With this rider, you may name a new insured in place of the current insured. Underwriting and policy value requirements must be met. The benefit expires on the anniversary nearest to the current insured’s 65th birthday. There is no separate charge for this rider; however policy charges applicable to the new insured may differ from charges applicable to the current insured. Exercising the Change of Insured Rider is a fully taxable event.

Estate Tax Repeal Rider. If desired, you must select this rider when you initially apply for insurance policy.  You should discuss with your financial and tax advisers whether, and the extent to which, the benefits of this rider would assist you in reaching your long term financial, estate planning, and other goals.  For example, if you and your financial and tax advisers determined that this policy is to be purchased solely for the purpose of reducing federal estate taxes, you should discuss with your financial and tax advisers what impact possible Congressional action (or inaction) with respect to the federal estate tax may have on your estate or other plans.  There is a one-time $250 charge at issue for this rider.

Underthe Economic Growth and Tax Relief Reconciliation Act of 2001 (H.R. 1836) (“EGTRRA”), the Federal Estate Tax law will be repealed effective on and after January 1, 2010.  However, EGTRRA also provided that this repeal is only temporary, and unless Congress acts by December 31, 2010 (with such action being effective as of January 1, 2010) to extend the repeal or to make the repeal permanent, the estate tax will be reinstated on January 1, 2011.

This rider gives you the right to cancel your policy for an amount equal to the Surrender Value of the policy plus any applicable Surrender Charge under certain circumstances.  You may exercise your right under this rider to cancel your policy if (i) the EGTRRA repeal of the Federal Estate Tax law is made permanent; or (ii) the temporary repeal expiration date (that is, January 1, 2011) is extended for at least two years beyond January 1, 2011.

Your right to cancel your policy must be exercised within 12 months from the later of (i) January 1, 2010, or (ii) the date in 2010 upon which legislation is enacted and signed into law which either permanently repeals the Federal Estate Tax law or extends for at least two years the temporary repeal expiration date (that is January 1, 2011).

This rider terminates on the earliest of:

1)        one year from the “start date” (which is the later of (i) January 1, 2010, or (ii) the date in 2010 upon which legislation is enacted and signed into law which either permanently repeals the Federal Estate Tax law or extends for at least two years the temporary repeal expiration date (that is January 1, 2011);

2)        December 31, 2010, provided no legislation has been enacted and signed into law which either permanently repeals the Federal Estate Tax law or extends for at least two years the temporary repeal expiration date (that is January 1, 2011) ;

3)        the date you request termination of the rider;

4)        termination of your policy; or

5)        Full Surrender of your policy prior to the start date.

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If your policy lapses but is reinstated, the rider will likewise be reinstated, provided such reinstatement occurs before 1), 2), or 3) above.

No-Lapse Enhancement Rider. This rider, which is automatically issued with your policy, provides you with a limited benefit in the event that your policy would otherwise lapse.  It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your cash value. Also, it does not provide any type of market performance guarantee.  The duration of lapse protection provided by this rider will be determined monthly, and will vary based on Net Premium Payments made, interest credited, the amount of any Partial Surrenders, and rates and fees for the rider. Payment of premiums higher than the planned premium and interest credited on net premiums will increase the duration of lapse protection. Partial surrenders and the costs of other riders which have their own charges will reduce the duration of lapse protection.

No-Lapse Protection.  If the Net Accumulation Value under the policy is insufficient to cover the Monthly Deductions, the policy will not lapse as long as three conditions are met:

1)        the rider has not terminated (see subsection headed “Rider Termination” for more information about when the rider terminates);

2)        the rider is providing lapse protection (that is, the duration of lapse protection has not ended); and

3)        either the “No-Lapse Value” or the “Reset Account Value”, less any Indebtedness, is greater than zero.

We will automatically issue this rider with your policy. There is no charge for this rider.

The rider consists of the no-lapse value provision and the reset account value provision. Under this rider, your policy will not lapse as long as either the No-Lapse Value or the Reset Account Value, less any Indebtedness, is greater than zero. If both the No-Lapse Value and the Reset Account Value, less any Indebtedness, are zero or less, this rider will not prevent your policy from lapsing. The No-Lapse Value and Reset Account Value are reference values only. If the Net Accumulation Value is insufficient to cover the Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing.

If either provision of this rider is actively preventing the policy from lapsing, that provision will trigger a death benefit which is different from the death benefit otherwise in effect under the policy. Each provision triggers a different death benefit, as described in more detail below. The change to a death benefit triggered by either provision under this rider is not permanent. If subsequent premium payments create Accumulation Value sufficient to cover the accumulated, if any, as well as current Monthly Deductions, the death benefit triggered by either rider provision will no longer apply, and the death benefit will be restored to the death benefit option in effect under the policy. There is no limit on the number of times we allow death benefits to be restored in this manner. Refer to the section headed “Death Benefits” for more information.

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We calculate the No-Lapse Value and Reset Account Value based on a set of rates and fees which are reference rates and reference fees only and are used solely for the purpose of calculating benefits provided by the rider. They will be referred to as the “Reference Rates and Fees”.   The Reference Rates and Fees used for this rider differ from the rates and fees we use to calculate the Accumulation Value of the policy.

Each provision’s value is based on a set of Reference Rates and Fees unique to that provision. The No-Lapse Value Reference Rates and Fees are the No-Lapse Premium Load and No-Lapse Monthly Deduction for a policy month (which includes the No-Lapse Monthly Cost of Insurance, the cost of any additional benefits provided by other riders that have their own charges, and the No-Lapse Monthly Administrative Fee).  The No-Lapse Reset Account Value Reference Rates and Fees are the Reset Account Premium Load and the Reset Account Monthly Deduction for a policy month (which includes the Reset Account Monthly Cost of Insurance, the cost of any additional benefits provided by other riders that have their own charges, and the Reset Account Monthly Administrative Fee).

At the time we issue the policy, we fix the schedules of Reference Rates and Fees for the life of the policy. Refer to the No-Lapse Enhancement Rider form issued with your policy for more information about the actual schedules of Reference Rates and Fees applicable to your policy.

The No-Lapse Value.  On each Monthly Anniversary Day (see section headed “Policy Charges and Fees” for a discussion of “Monthly Anniversary Day”), the No-Lapse Value will be calculated as 1), plus 2), minus 3), plus 4), minus 5), minus 6) where:

1)              is the No-Lapse Value on the preceding Monthly Anniversary Day;

2)              is all Net Premium Payments received since the preceding Monthly Anniversary Day;

3)              is the amount of any Partial Surrenders (i.e., withdrawals) under the policy since the preceding Monthly Anniversary Day;

4)              is accumulated interest credited to the No-Lapse Value;

5)              is the the No-Lapse Monthly Deduction for the month following the Monthly Anniversary Day; and

6)              is the Surrender Charge for any Reduction in specified amount on the Monthly Anniversary Day.

On any day other than a Monthly Anniversary Day, the No-Lapse Value will be the No-Lapse Value as of the preceding Monthly Anniversary Day, plus all Net Premium Payments received since the preceding Monthly Anniversary Day, less Partial Surrenders, plus accumulated interest credited to the No-Lapse Value.

The No-Lapse Value on the Policy Date will be the initial Net Premium Payment received less the No-Lapse Monthly Deduction for the first policy month.

The No-Lapse Monthly Deduction is the No-Lapse Monthly Cost of Insurance, plus the monthly charge, if any, for other riders, and plus the No-Lapse Monthly Administrative Fee.  The No-Lapse Monthly Cost of Insurance and the No-Lapse Monthly Administrative Fee are Reference Rates and Fees only and are used solely for the purpose of calculating benefits

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provided by the rider.  These Reference Rates and Fees differ in amount from the policy Cost of Insurance Charge and policy monthly Administrative Fee used to calculate Accumulation Value under your policy.

The Reset Account Value.  On each Monthly Anniversary Day (see section headed “Policy Charges and Fees” for a discussion of “Monthly Anniversary Day”), the Reset Account Value will be calculated as 1), plus 2), minus 3), plus 4), minus 5), minus 6) where:

1)              is the Reset Account Value on the preceding Monthly Anniversary Day;

2)              is all Net Premium Payments received since the preceding Monthly Anniversary Day;

3)              is the amount of any Partial Surrenders (i.e., withdrawals) under the policy since the preceding Monthly Anniversary Day;

4)              is accumulated interest credited to the Reset Account Value;

5)              is thethe Reset Account Monthly Deduction for the month following the Monthly Anniversary Day; and

6)              is the Surrender Charge for any Reduction in specified amount on the Monthly Anniversary Day.

On any day other than a Monthly Anniversary Day, the Reset Account Value will be the Reset Account Value as of the preceding Monthly Anniversary Day, plus all Net Premium Payments received since the preceding Monthly Anniversary Day, less Partial Surrenders, plus accumulated interest credited to the Reset Account Value.

The Reset Account Value on the Policy Date will be the initial Net Premium Payment received less the Reset Account Monthly Deduction for the first policy month.

The Reset Account Monthly Deduction is the Reset Account Monthly Cost of Insurance, plus the monthly charge, if any, for other riders, and plus the Reset Account Monthly Administrative Fee.  The Reset Account Monthly Cost of Insurance and the Reset Account Monthly Administrative Fee are Reference Rates and Fees only and are used solely for the purpose of calculating benefits provided by the rider.  These Reference Rates and Fees differ in amount from the policy Cost of Insurance Charge and policy monthly Administrative Fee used to calculate Accumulation Value under your policy.

On each Policy Anniversary, the Reset Account Value may increase to reflect positive investment performance. If the Reset Account Value on any Policy Anniversary is less than the Accumulation Value on that same policy anniversary, the Reset Account Value will be increased to equal the Accumulation Value. Refer to the No-Lapse Reset Account Provision of the No-Lapse Enhancement Rider attached to your policy.

Death Benefits Under the Policy and the Rider.  You will select a “guaranteed minimum death benefit” on the application for your policy. This Guaranteed Minimum Death Benefit will be used in determining the actual Death Benefit Proceeds provided by the no-lapse value provision.  The Guaranteed Minimum Death Benefit you select under the provisions of the No-Lapse Enhancement Rider will only affect the Death Benefit Proceeds payable under

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the terms of this rider if the rider is actively preventing the policy from lapsing.  It will be shown on the policy specifications page.

The initial Guaranteed Minimum Death Benefit you select must be between 70% and 100% of the initial specified amount for the policy. The higher the percentage you select, the higher the ongoing premium payments which will be required to maintain a No-Lapse Value and/or Reset Account Value greater than zero. If the policy specified amount is later decreased below the Guaranteed Minimum Death Benefit, the Guaranteed Minimum Death Benefit will automatically decrease to equal the specified amount as of the same effective date. If the policy specified amount is later increased, the Guaranteed Minimum Death Benefit will not automatically increase.

If the Net Accumulation Value is sufficient to cover the accumulated, if any, and current Monthly Deductions, the death benefit payable will be determined by the death benefit option in effect. Refer to the section headed “Death Benefits” for more information.

If the Net Accumulation Value is insufficient to cover the accumulated, if any, and current Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing. Each provision triggers a different death benefit.

If the no-lapse value provision is actively keeping the policy from lapsing, the death benefit (the “No-Lapse Provision Death Benefit”) is the Guaranteed Minimum Death Benefit less any Indebtedness and less any Partial Surrenders (i.e., withdrawals) received by the policy owner after the date of insured’s death.  This death benefit may be less than the specified amount of the policy.

If the reset account value provision is actively keeping the policy from lapsing, the death benefit (the “Reset Account Value Provision Death Benefit”) is the greater of:

1)              a)             the lesser of

(i)             the current specified amount and

(ii)   Initial specified amount), minus

b)             Indebtedness, and minus

c)              any Partial Surrenders (i.e., withdrawals) after the date of death; or

2)              an amount equal to the Reset Account Value multiplied by the applicable percentage shown in the corridor percentages table of the policy specifications, less any Indebtedness and less any Partial Surrenders after the date of death.

If the requirements of both of these provisions are met, the death benefit payable will be the greater death benefit amount triggered by either of the provisions. Refer to the section headed “Death Benefits” for more information.

If this rider prevents the policy from lapsing, and subsequent Premium Payments are made such that the Accumulation Value is sufficient to cover the Monthly Deductions, the death benefit payable will be determined by the death benefit option in effect.  During the period that the rider is preventing the policy from lapsing, the Monthly Deductions under your policy, which consist of the monthly Cost of Insurance Charge, the monthly cost of any riders, and the monthly Administrative Fee, will continue and will be accumulated.  A statement will be sent to you, at least annually, which reflects the accumulated amount of those deductions.  If the rider terminates for any reason, the accumulated and current

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Monthly Deduction would have to be paid to prevent lapse, and we will send you a notice stating the amount of premiums you would be required to pay to keep your policy in force (see section headed “Lapse and Reinstatement”).

The following examples demonstrate for the policy described below the death benefit under the policy as well as the death benefits calculated under both the No-Lapse Provision and the Reset Account Value Provision of the No-Lapse Enhancement Rider.  The column headed “No-Lapse Enhancement Rider Death Benefit” shows the amount of the benefit which would be paid if the Rider were preventing lapse.  That benefit is the greater of the No-Lapse Provision and the Reset Account Value Provision.

•                  Insured:  Male Standard Non-tobacco, age 55

•                  Specified Amount:  $1,000,000

•                  Annual premium payment:  $18,500 paid annually at or before the beginning of each of the first 30 policy years

•                  No Indebtedness on the policy

•                  Death Benefit Option:  1 (level)

•                  Benefit Selection Option:  Not Elected

•                  Assumed Investment Return:  8.00% gross (7.26% net)

•                  No-Lapse Provision Guaranteed Minimum Death Benefit Percentage = 90% of Initial specified amount

End of Year	Age	Accumulation Value	Policy Death Benefit	No-Lapse Provision Death Benefit	Reset Account Value Provision Death Benefit	No-Lapse Enhancement Rider Death Benefit
10	65	96,229	1,000,000	900,000	1,000,000	1,000,000
20	75	294,510	1,000,000	900,000	1,000,000	1,000,000
30	85	584,424	1,000,000	900,000	—	900,000
40	95	745,856	1,000,000	900,000	—	900,000
50	105	1,114,200	1,114,200	900,000	—	900,000

The above example shows a policy that has sufficient Accumulation Value to remain in force.  Thus, the No-Lapse Enhancement Rider is not needed to prevent the policy in the example above from lapsing.   In this example, the death benefit option selected by the policy owner will determine the amount payable upon the death of the insured.

The example below uses all of the same assumptions as are used for the example above, except for the Assumed Investment Return set forth below:

•                  Assumed Investment Return:  0.00% gross (-0.74% net)

End of Year	Age	Accumulation Value	Policy Death Benefit	No-Lapse Provision Death Benefit	Reset Account Value Provision Death Benefit	No-Lapse Enhancement Rider Death Benefit
10	65	55,201	1,000,000	900,000	1,000,000	1,000,000
20	75	92,217	1,000,000	900,000	1,000,000	1,000,000
25	80	48,650	1,000,000	900,000	1,000,000	1,000,000
30	85	—	—	900,000	—	900,000
40	95	—	—	900,000	—	900,000
50	105	—	—	900,000	—	900,000

The second example shows a policy in which the Accumulation Value declines to 0 in between policy years 25 and 30.  At that point, the No-Lapse Enhancement Rider will keep the policy from lapsing.  The No-Lapse Enhancement Rider Death Benefit is the greater of

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the No-Lapse Provision Death Benefit and the Reset Account Value Death Benefit.  Therefore, once the rider begins to prevent lapse, it will provide a Guaranteed Minimum Death Benefit of $900,000 (as elected by the policy owner at the time of application for the policy).  In this example, the death benefit provided by the No-Lapse Enhancement Rider is less than the death benefit which would have been payable under the death benefit selected by the policy owner had the Accumulation Value been sufficient to keep the policy in force without the No-Lapse Enhancement Rider.

The No-Lapse Enhancement Rider can provide benefits when your policy’s Accumulation Value is insufficient to prevent a policy lapse, which would otherwise terminate all policy coverage.  Rider benefits can prevent a policy lapse when the policy’s Accumulation Value is reduced by deductions for policy charges and fees, poor investment performance, partial surrenders of Accumulation Value, Indebtedness for Policy Loans, or any combination of these factors.

Automatic Rebalancing Required.  You must maintain Automatic rebalancing in order to keep this rider in effect. Automatic rebalancing will be in effect when the policy is issued. If you discontinue Automatic rebalancing after the policy is issued, this rider will terminate. After this rider terminates, the policy will remain in force only if the Accumulation Value is sufficient to cover the Monthly Deductions. Refer to the section headed “Optional Sub-Account Allocation Programs” for more information about Automatic rebalancing.

We reserve the right to restrict your allocation to certain Sub-Accounts to a maximum of 40% of the policy Accumulation Value in order to keep this rider in effect.  While we currently do not restrict your allocation rights, your policy will include a listing of the Sub-Accounts available as of the Policy Date to which allocation may be so restricted.  The decision to enforce this restriction will be based on an annual review of the Separate Account investments of all owners of this product. If we determine that the investments of all owners are highly concentrated in certain Sub-Accounts, then Sub-Accounts with higher concentrations than anticipated will be subject to the restriction. Any restriction will apply to all owners of this product. If such a restriction is put in place in the future, you will be notified in writing and advised if it is necessary to reallocate the policy Accumulation Value or subsequent Premium Payments among Sub-Accounts which are not subject to the restriction and advised of the steps you will need to take, if any, in order to keep the rider in effect.  We will not reallocate the Accumulation Value to comply with any such restriction except pursuant to your instructions. You may provide instructions for reallocation in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing. If you choose not to reallocate the Accumulation Value of your policy to comply with a Sub-Account restriction, this rider will terminate.  If this rider is actively preventing the policy from lapsing and this rider terminates as a result of the owner’s failure to comply with a Sub-Account restriction, then the policy will lapse.

Duration of No-Lapse Protection.  The duration of the no-lapse coverage will be determined monthly by referencing the No-Lapse Account Value and the Reset Account Value. The duration is determined by projecting the first Monthly Anniversary Day on which future deductions for the rider rates and fees would cause both the No-Lapse Value and Reset Account Value to reach zero. Because the duration is recalculated on a monthly basis, higher Premium Payments and credited interest will increase the duration, while Partial Surrenders and adjustments for rider Reference Rates and Fees will reduce the duration. In general, later Premium Payments are credited with less interest over time, resulting in a lower No-Lapse Value and Reset Account Value, and a shorter duration of no-lapse protection.

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The duration of the lapse protection provided by this rider may be reduced if:

1)              premiums or other deposits are not received on or before their due date; or

2)              you initiate any policy change that decreases the No-Lapse Value or Reset Account Value under the policy. These changes include, but are not limited to, Partial Surrenders, Policy Loans, increases in specified amount, and changes in death benefit option.

The Company will determine the duration of the lapse protection based on the situation in 1) and 2) above by recalculating the No-Lapse Value and the Reset Account Value. In general, later Premium Payments are credited with less interest over time, resulting in a lower No-Lapse Value and Reset Account Value. A lower No-Lapse Value or Reset Account Value will reduce the duration of lapse protection. The following example shows the impact of delayed Premium Payments on the duration of lapse protection:

Sample Policy

•                  Insured: Male Standard Non-tobacco, age 55

•                  Specified amount: $1,000,000

•                  Benefit Selection Option:  Not elected

•                  Planned annual premium payment: $13,000

Duration of lapse protection:

1)              if premiums are received on the planned payment date each year: 326 months; or

2)              if premiums are received 30 days after the planned payment date each year: 322 months.

The impact of late Premium Payments on the duration of the lapse protection varies by policy. If both the No-Lapse Value and the Reset Account Value, less any Indebtedness, are zero or less, this rider will not prevent your policy from lapsing. Payment of sufficient additional premiums while this rider remains in force will increase one or both of the values to an amount greater than zero, and the rider will provide lapse protection. You may obtain information about your policy’s current duration of lapse protection and the impact that late Premium Payments may have on that duration by requesting a personalized policy illustration from your financial adviser.

Rider Termination.  This rider and all rights provided under it will terminate automatically upon the earliest of the following:

1)              the insured reaches age 121; or

2)              surrender or other termination of the policy; or

3)              Automatic rebalancing is discontinued; or

4)              an allocation restriction requirement is not met within 61 days of notification to you of such a requirement.

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If the policy terminates and is reinstated, this rider will likewise be reinstated unless the rider terminated before the policy terminates.

Benefit Selection Option.  When you apply for the policy, you may elect the Benefit Selection Option.

With this option, you can select a balance between potentially greater Accumulation Value and the death benefit protection provided by the No-Lapse Enhancement Rider.  When considering this option, you should consider the amount of market risk which is appropriate for you and your circumstances.  This option is designed to reduce the charges for the per $1,000 of specified amount monthly administrative expense fee (the “Monthly Administrative Expense Fee”) deducted from your policy and thereby reduce the cost of the death benefit provided by your policy.  Therefore, if you elect to reduce the death benefits provided by this rider by electing a Benefit Selection Option percentage greater than zero, you will reduce the monthly charges deducted from your policy’s Accumulation Value.  By reducing the monthly charges deducted from your policy’s Accumulation Value, you have the opportunity to have a larger Accumulation Value allocated to the Fixed Account and invested in the Sub-Accounts, but will receive a reduced death benefit protection provided by the No-Lapse Enhancement Rider.

When you elect this option, you choose to reduce the benefits provided by the No-Lapse Enhancement Rider in exchange for reduced Monthly Administrative Expense Fees.  The reduced policy Monthly Administrative Expense Fee will be displayed in your policy specifications.  However, when the Benefit Selection Option is elected, your choice of a Benefit Selection Option percentage greater than zero will increase the no-lapse reference per $1,000 of specified amount monthly administrative fees, and, therefore, the premiums which you must pay in order to meet the requirements of the No-Lapse Enhancement Rider will increase.  (Refer to the section headed “No-Lapse Enhancement Rider” for discussion of how Rider values are calculated.)  The higher the percentage you select for the Benefit Selection Option, the larger the increase in the no-lapse reference per $1,000 of specified amount Monthly Administrative Fees and the higher the premiums you must pay in order to meet the requirements of the Rider.

The following example shows two policies on the same insured. In the first example, the Benefit Selection Option was not elected; and in the second example the Benefit Selection Option was elected:

Male, 55 Year Old, Standard Non-tobacco

Benefit Selection Option	Monthly Administrative Expense Fee	No-Lapse Monthly Administrative Expense Reference Fee	Result
Election: None Election: 100%	$0.5133 per thousand of Specified Amount (higher) $0.0683	$0.1333 per thousand of Specified Amount (lower) $0.2333	This option offers the best no-lapse protection available. The price of the protection is reflected in the higher Monthly Administrative Expense Fee. This option offers the least

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per thousand of Specified Amount (lower)	per thousand of Specified Amount (higher)

amount of no-lapse protection. The Monthly Administrative Expense Fee is reduced in exchange. Therefore, this option allows more money to be invested in the Sub-Accounts or allocated to the Fixed Account. However, the premiums which you must pay in order to satisfy the no-lapse requirements of the rider will increase.

You elect this option by selecting a percentage from 1 to 100%. This election must be made at Policy issue and is irrevocable.  The impact of selecting a Benefit Selection Option percentage greater than zero on your policy is best shown in an illustration.  Please ask your registered representative for illustrations which demonstrate the impact of electing various Benefit Selection Option percentages greater than zero.

If elected, the percentage you select under this option will be shown in your policy specifications.  Once your policy is issued with the Benefit Selection Option, you may not change the percentage you selected nor may you terminate your election.

Overloan Protection Rider.  If this rider is issued with your policy, you meet the requirements as described in this rider and have elected this benefit, your policy will not lapse solely based on Indebtedness exceeding the Accumulation Value less the Surrender Charges. It is a limited benefit, in that it does not provide any additional death benefit or any increase in Accumulation Value. Also, it does not provide any type of market performance guarantee.

There is no charge for adding this rider to your policy. However, if you choose to elect this benefit, there is a one-time charge which will not exceed 5.0% of the then current Accumulation Value. Once you elect the benefit, certain provisions of your policy will be impacted as described in the rider.

Premium Reserve Rider.  We will automatically issue this rider with your policy.  The rider allows you to pay premiums in addition to those you plan to pay for your policy and to have such amounts accumulate in the same manner as if they had been allocated to your policy without, as detailed in the rider, being subject to all charges and expenses of your policy.  For example, this rider can be used to fund future Premium Payments if needed while retaining the flexibility to withdraw such funds from the rider without reducing the Policy’s Specified Amount (or being subject to withdrawal fees or Surrender Charges) in the event the funds are not needed due to favorable investment performance.  Premiums allocated to the Premium Reserve Rider do not increase the policy’s Accumulation Value and, therefore, will not decrease the Net Amount at Risk.  Since the Net Amount at Risk will not be reduced, current Cost of Insurance Charges will not be reduced.  However, the Policy’s death benefit will be increased by the Premium Reserve Rider Accumulation Value less Indebtedness.  The Premium Reserve Rider Accumulation Value is the sum of the (i) values of sub-accounts created for the rider which, but for having been created specifically for the rider,

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are in all other respects identical to the Sub-Accounts (the “Premium Reserve Rider Sub-Accounts”), (ii) values held in the portion of the Fixed Account created specifically for the rider (the “Premium Reserve Rider Fixed Account”), and values held in the Premium Reserve Rider Loan Account (see section headed “Policy Loans” for a discussion of borrowing against the Premium Reserve Rider Accumulation Value).

A premium load of 4.0% (known as the Premium Reserve Rider Premium Load) will be deducted from each amount allocated to this rider.

Net Premium Reserve Rider premiums will be allocated to the Premium Reserve Rider Sub-Accounts and/or the Premium Reserve Rider Fixed Account using the same premium allocation instruction that you have provided to us for allocating premiums which you direct to your policy.

Calculations of the values of the Premium Reserve Rider Sub-Accounts apply the same daily mortality and expense risk charge as would have been deducted if the premiums had been allocated to your policy; however, the Monthly Deductions for your policy, which include the amount of the Cost of Insurance Charge and the Administrative Fee, and charges for riders to your policy other than this rider will not be reflected.

You may request us to transfer all or part of the Premium Reserve Rider’s Accumulation Value to your policy at any time.  Transfers of the Premium Reserve Rider Accumulation Value to your policy are subject to a deduction of 3.0% from each amount transferred (the 3.0% charge is called the Premium Reserve Rider Transfer Load) if such transfers are made (either automatically, as discussed below, or at your request) in the first ten policy years.  The Premium Reserve Rider Transfer Load is imposed by the Company if Premium Reserve Rider Accumulation Value is transferred to the policy during the first 10 policy years.  This charge is made to help cover the costs associated with providing the increased policy benefits created as a result of the increased policy values.

No other policy charges or fees will be deducted from the amount allocated to the Premium Reserve Rider.

In addition, after policy year 10, subject to certain limitations (which relate to meeting the requirement that sufficient value remains to maintain the duration of lapse protection provided under the No-Lapse Enhancement Rider until the insured reaches age 121 — see section headed “No-Lapse Enhancement Rider”), you may request transfers from the policy’s Net Accumulation Value to the Premium Reserve Rider for allocation to the Premium Reserve Rider’s Sub-Accounts and Fixed Account.  Transfers between the policy and the rider will not be counted against the number of free transfers permitted by the policy.

The rider provides for the automatic transfer of the entire Premium Reserve Rider Accumulation Value to the policy in the event

1)              the Net Accumulation Value under your policy is insufficient to maintain your policy in force and the No-Lapse Enhancement Rider described above is not at the time preventing your policy from lapsing; and

2)              you do not pay at least the amount set forth in the lapse notice and your payment is not received by us before the end of the Grace Period.

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If the Premium Reserve Rider Accumulation Value (less the Premium Reserve Rider Transfer Load of 3.0% if the transfer is made during the first 10 policy years) on the day the Grace Period ends is insufficient to meet the amount then due, your policy will lapse without value.

If this rider is in force at the time you request a loan on or Partial Surrender of your policy, any such loan or Partial Surrender will be made first from any Premium Reserve Rider Accumulation Value and when the Premium Reserve Rider Accumulation Value is reduced to zero, then from the Accumulation Value of your policy. Loan interest will be charged and credited to any Premium Reserve Rider loans on the same basis as the policy.  Please refer to the section headed “Policy Loans” for a more detailed discussion of Policy Loans, including interest charged on Policy Loans.

In the event of the death of the insured while the rider is in force, any Premium Reserve Rider Accumulation Value less Indebtedness on the date of death will be added to the death benefit if Death Benefit Option 1 is in force and will be added to the policy’s Accumulation Value less Indebtedness on the date of death if Death Benefit Option 2 is in force.  If the death benefit is paid pursuant to the No-Lapse Enhancement Rider, the Premium Reserve Rider Accumulation Value less Indebtedness will be added to the death benefit payable under that rider.

The Premium Reserve Rider will terminate at the earlier of the date your policy terminates; the date the entire Premium Reserve Rider Accumulation Value is automatically transferred to your policy to maintain your policy in force; or your written request to terminate the rider is received.  Once terminated, the rider may not be reinstated, and no further Premium Payments may be allocated to it.

Finally, the amount of premiums you may pay, whether you direct them to your policy or to your Premium Reserve Rider are subject to limits which are discussed in the Tax Issues section of the prospectus.

As with your policy, you bear the risk that the investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated.  Adverse investment results will impact the Premium Reserve Rider Accumulation Value and, therefore, the amount of rider accumulation value which may be available to prevent your policy from lapsing or for providing policy benefits.

The Premium Reserve Rider, as discussed above, can help provide additional protection against lapse of your policy.  The Premium Reserve Rider Accumulation Value generated by the additional premiums you pay to the rider may be transferred to the policy either through (i) your voluntarily requesting us to transfer available Premium Reserve Rider Accumulation Value to the policy in the amount needed to prevent lapse (because, for example, you do not have the funds outside of the policy to make the premium payment required to keep the policy in force), or (ii) the rider’s provision for automatically transferring all available Premium Reserve Rider Accumulation Value to the policy should those values be needed to prevent lapse of the policy (because, for example, the payment you do make either is less than the amount requested or is not received by the time set by the terms of the policy).  However, as noted above, if such values are transferred pursuant to the Premium Reserve Rider’s automatic transfer provision, the Premium Reserve Rider will terminate, and the policy owner will permanently lose the ability to allocate any future premium payments to the rider.

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As a hypothetical example of how the Premium Reserve Rider might help prevent lapse of your policy, assume that you have had your policy for 11 years and that you have allocated additional premiums to the rider so that your Premium Reserve Rider Accumulation Value at the end of policy year 11 is $25,000.   Further assume that the No-Lapse Enhancement Rider is no longer preventing your policy from lapsing, that the premium required to maintain your policy in force that is due at the beginning of policy year 12 is $15,000, and that you have decided that you wish to minimize your current cash outlays.  If you do not pay the $15,000 premium, you will receive a lapse notice which will tell you that you need to make a premium payment of $15,000 to your policy.  If you wish, you could request (before the end of the Grace Period) that we transfer $15,000 of the Premium Reserve Rider Accumulation Value to the policy.  If you do not so request, we will automatically transfer the entire Premium Reserve Rider Accumulation Value of $25,000 to the policy (and your Premium Reserve Rider will terminate).   In this example, the transfer of $15,000 from your Premium Reserve Rider Accumulation Value to your policy will avoid lapse of the policy.

As a further hypothetical example, again assume that you have had your policy for 11 years but that you have allocated fewer additional premiums to the rider so that your Premium Reserve Rider Accumulation Value is $10,000. Continuing the assumption that the No-Lapse Enhancement Rider is no longer preventing your policy from lapsing, that the premium required to maintain your policy in force that is due at the beginning of policy year 12 is $15,000, and that you wish to minimize your current cash outlays, your Premium Reserve Rider Accumulation Value would provide (either by transfer at your specific request or through automatic transfer) $10,000 towards the premium due.  But in this example, you would have to then pay the balance of the premium due, that is $5,000, to us from your savings or from another source outside of the policy to avoid lapse of your policy.

You should discuss with your financial adviser the needs which purchasing the policy will meet, including the need to provide to beneficiaries a guaranteed death benefit which does not depend upon growth of the policy’s Accumulation Value.  Policy illustrations, which the financial adviser can prepare, will help determine the amount of premiums which should be allocated to paying the costs of the policy for the death benefit you need.  Once that need for a guaranteed death benefit is met and premium requirements determined, the policy owner then could consider whether to allocate additional funds to the Rider.

You should carefully weigh the balance between allocating premiums to the policy and premiums to the rider.  Premiums allocated to the Premium Reserve Rider may be withdrawn without reducing the specified amount (which might be the case if those premiums had been allocated to the policy).  In addition, premiums allocated to the rider initially are charged only with the 4.0% Premium Reserve Rider Premium Load and will only be charged the 3.0% Premium Reserve Rider Transfer Load if transfers are voluntarily made during the first 10 policy years (or are automatically transferred to help prevent policy lapse).  And premiums allocated to the rider become part of the Premium Reserve Rider Accumulation Value and that value (less any Indebtedness) would be paid upon the death of the insured in addition to the death benefit paid

However, premiums allocated to the rider do not increase the policy’s Accumulation Value and, therefore, would not reduce the Cost of Insurance Charges.  An illustration can show the impact that paying a higher level of premiums would have on the policy’s Cost of Insurance Charges: that is as Accumulation Values in the policy increase (through positive investment results and/or allocating more premiums to the policy), the Net Amount at Risk (that is, the difference between the death benefit and the Accumulation Value) will decrease, thereby decreasing the Cost of Insurance Charges.   Decreasing policy charges increases

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the amount of policy Accumulation Value available for allocation to the Sub-Accounts, and thereby increases the amount available for investment, subject to your tolerance for risk.

Your financial adviser can prepare illustrations which would reflect the potential impact that different allocations of premium between the policy and the Premium Reserve Rider might have, as well as illustrate the impact rates of return selected by you might have on the policy’s benefits and the Premium Reserve Rider Accumulation Value.

Continuation of Coverage

If the insured is still living at age 121, and the policy is still in force and has not been surrendered, the policy will remain in force until surrender or death of the insured. There are certain changes that will take place:

1)              we will no longer accept Premium Payments;

2)              we will make no further deductions;

3)              policy values held in the Separate Account will be transferred to the Fixed Account; and

4)              we will no longer transfer amounts to the Sub-Accounts.

However, loan interest will continue to accrue.

Termination of Coverage

All policy coverage terminates on the earliest of:

1)              Full Surrender of the policy;

2)              death of the insured; or

3)              failure to pay the necessary amount of premium to keep your policy in force.

State Regulation

New York regulations will govern whether or not certain features, riders, charges and fees will be allowed in your policy.

PREMIUMS

You may select and vary the frequency and the amount of Premium Payments and the allocation of Net Premium Payments. After the initial Premium Payment is made there is no minimum premium required, except to keep the policy in force. Premiums may be paid any time before the insured attains age 121.

The initial premium must be paid for policy coverage to be effective.

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Allocation of Net Premium Payments

Your “Net Premium Payment” is the portion of a Premium Payment remaining after deduction of the Premium Load. The Net Premium Payment is available for allocation to the Sub-Accounts or the Fixed Account.

You first designate the allocation of Net Premium Payments among the Sub-Accounts and Fixed Account on a form provided by us for that purpose. Subsequent Net Premium Payments will be allocated on the same basis unless we are instructed otherwise, in writing. You may change the allocation of Net Premium Payments among the Sub-Accounts and Fixed Account at any time. The amount of Net Premium Payments allocated to the Sub-Accounts and Fixed Account must be in whole percentages and must total 100%. We credit Net Premium Payments to your policy as of the end of the “Valuation Period” in which it is received at our Administrative Office. The end of the Valuation Period is 4:00 P.M., Eastern Time, unless the New York Stock Exchange closes earlier.

The Valuation Period is the time between “Valuation Days”. A Valuation Day is every day on which the New York Stock Exchange is open and trading is unrestricted. Your policy values are calculated on every Valuation Day.

Planned Premiums; Additional Premiums

Planned premiums are the amount of periodic premium (as shown in the policy specifications) you choose to pay the Company on a scheduled basis. This is the amount for which we send a premium reminder notice. Premium Payments may be billed annually, semi-annually, or quarterly. You may arrange for monthly pre-authorized automatic premium payments at any time.

In addition to any planned premium, you may make additional Premium Payments. These additional payments must be sent directly to our Administrative Office, and will be credited when received by us.

You should remain cognizant that the amount and timing of your Premium Payments will have an impact on your policy benefits.

Amount of premium payments:  For example, if you pay a premium in an amount higher than the premium you planned to pay, the additional amount would be available for allocation to the Sub-Accounts and the Fixed Account.   Those additional amounts could, depending upon investment results to the extent you allocate the additional amount to the Sub-Accounts, create additional policy values.  Generally, if additional policy values were created, those additional policy values could, depending upon the death benefit option you choose (see section headed “Death Benefits” for further information on choice of death benefit options), provide additional benefits upon the death of the insured and additional value against which a loan on the policy could be made. In addition, those potential additional policy values could reduce the deductions from your policy values for Cost of Insurance Charges (this may occur because the policy’s Net Amount at Risk may be lower— see section headed “Cost of Insurance Charge” for discussion of Cost of Insurance Charges).

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Conversely, if you pay less premium than planned, smaller amounts would be available to be allocated to the Sub-Accounts and the Fixed Accounts.  Those smaller amounts could, depending upon investment results to the extent you allocate Premium Payments to the Sub-Accounts, result in smaller policy values.  In addition, those potentially smaller policy values could increase deductions from those policy values for Cost of Insurance Charges (by increasing the policy’s Net Amount at Risk – see section headed “Cost of Insurance Charge” for discussion of Cost of Insurance Charges).

Investment results, as noted above, will also determine the extent to which policy values are created.  Positive investment results would increase the potential for additional policy values, while negative investment results would decrease the potential for additional policy values.

In addition, policy charges which are asset based, such as the mortality and expense risk charge, would increase as policy values increase and would, thereby, reduce the potential for additional policy values.  Conversely, those asset-based policy charges would decrease as policy values decrease and would, thereby, reduce the amounts deducted from policy values.

However, the amount of premium you can pay for your policy are subject to limits which are discussed in the Tax Issues section of the prospectus.  In addition, the amount of premiums you may pay also may be limited as discussed later in this section.

Timing of premium payments:   Making a Premium Payment earlier than you planned to make the payment would make that additional amount available for allocations to the Sub-Accounts and the Fixed Account sooner than planned, and could, depending upon investment results to the extent you allocate the earlier Premium Payment to the Sub-Accounts, create additional policy values, in part because your premiums would be available for investment earlier than you had planned.

Conversely, making a Premium Payment later than you planned to make the payment would make that amount available for allocation to the Sub-Accounts and the Fixed Account later than planned, and could, depending upon investment results to the extent you allocate the later Premium Payment to the Sub-Accounts, result in smaller policy values, in part because your premiums would be available for investment later than you had planned.

Investment results, as noted above, will also determine the extent to which policy values are created.  Positive investment results would increase the potential for additional policy values, while negative investment results would decrease the potential for additional policy values.

Please ask your financial adviser for an illustration which would demonstrate the impact the amount and timing of your premium payments may have on your policy.

Unless you specifically direct otherwise, any payment received (other than any Premium Payment necessary to prevent, or cure, policy lapse) will be applied as premium and will not repay any outstanding loans. There is no Premium Load on any payment which you specifically direct as repayment of an outstanding loan.

You may increase planned premiums, or pay additional premiums, subject to the certain limitations. We reserve the right to limit the amount or frequency of additional Premium Payments.

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We may require evidence of insurability if any payment of additional premium (including planned premium) would increase the difference between the specified amount and the Accumulation Value. If we are unwilling to accept the risk, your increase in premium will be refunded without interest.

We may decline any additional premium (including planned premium) or a portion of a premium that would cause total Premium Payments to exceed the limit for life insurance under federal tax laws. Our test for whether or not your policy exceeds the limit is referred to as the guideline premium test. The excess amount of premium will be returned to you. We may accept alternate instructions from you to prevent your policy from becoming a MEC (Modified Endowment Contract). Refer to the section headed “Tax Issues” for more information.

Policy Values

Policy value in your variable life insurance policy is called the Accumulation Value.

The Accumulation Value equals the sum of the Fixed Account value, the Separate Account value, and the Loan Account value. At any point in time, the Accumulation Value reflects:

1)              Net Premium Payments made;

2)              the amount of any Partial Surrenders;

3)              any increases or decreases as a result of market performance of the Sub-Accounts;

4)              interest credited to the Fixed Account or the Loan Account;

5)              Additional Bonus Credits on Net Accumulation Value in Fixed Account and the Sub-Accounts beginning in policy year 21; and

6)              all charges and fees deducted.

The Separate Account Value, if any, is the portion of the Accumulation Value attributable to the Separate Account. The value is equal to the sum of the current values of all the Sub-Accounts in which you have invested. This is also referred to as the variable accumulation value.

A unit of measure used in the calculation of the value of each Sub-Account is the Variable Accumulation Unit. It may increase or decrease from one Valuation Period to the next. The Variable Accumulation Unit Value for a Sub-Account for a Valuation Period is determined as follows:

1)              the total value of fund shares held in the Sub-Account is calculated by multiplying the number of fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the fund at the end of the Valuation Period, and adding any dividend or other distribution of the fund made during the Valuation Period; minus

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2)             the liabilities of the Sub-Account at the end of the Valuation Period. Such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that we determine result from the operations of the Separate Account; and

3)             the result of (1) minus (2) is divided by the number of Variable Accumulation Units for that Sub-Account outstanding at the beginning of the Valuation Period.

In certain circumstances, and when permitted by law, we may use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.

The daily charge imposed on a Sub-Account for any Valuation Period is equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the Valuation Period.

The Fixed Account Value, if any, reflects amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or Partial Surrenders. We guarantee the Fixed Account value. Interest is credited daily on the Fixed Account value at the greater of a rate of 0.00809863% (equivalent to a compounded annual rate of 3. 0%) or a higher rate determined by the Company.

The Loan Account Value, if any, reflects any outstanding Policy Loans, including any interest charged on the loans. This amount is held in the Company’s General Account. We do not guarantee the Loan Account value. Interest is credited on the Loan Account at an effective annual rate of 4.0% in all years.

The Net Accumulation Value is the Accumulation Value less the Loan Account value. It represents the net value of your policy and is the basis for calculating the Surrender Value.

We will tell you at least annually the Accumulation Value, the number of Variable Accumulation Units credited to your policy, current Accumulation Unit Values, Sub-Account values, the Fixed Account Value and the Loan Account Value. We strongly suggest that you review your statements to determine whether additional Premium Payments may be necessary to avoid lapse of your policy.

Additional Bonus Credits

On each Monthly Anniversary Day beginning with the first Monthly Anniversary Day in policy year 21, we will make a “additional bonus credits” to Net Accumulation Values in each Sub-Account and the Fixed Account at an annual rate guaranteed to be not less than 0.15% of the values in each Sub-Account and the Fixed Account on the Monthly Anniversary Day.  In the event that you have allocated Premium Payments to the Premium Reserve Rider, beginning with the first Monthly Anniversary Day in policy year 21, Additional Bonus Credits, calculated as described above, will be credited to the Premium Reserve Rider Net Accumulation Value.    Additional Bonus Credits are based on reduced costs in later policy years that we can pass on to policies that are still in force.  Our payment of the Additional Bonus Credits will not increase or otherwise affect the charges and expenses of your policy or any policy riders.

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DEATH BENEFITS

The “Death Benefit Proceeds” is the amount payable to the beneficiary upon the death of the insured, based upon the death benefit option in effect. Loans, loan interest, Partial Surrenders, and overdue charges (such as Monthly Deductions), if any, are deducted from the Death Benefit Proceeds prior to payment. Riders, including the No-Lapse Enhancement Rider and the Premium Reserve Rider, may impact the amount payable as Death Benefit Proceeds in your policy.  The Guaranteed Minimum Death Benefit that you select under the provisions of the No-Lapse Enhancement Rider will only affect the Death Benefit Proceeds while the rider’s No-Lapse Provision is actively preventing the policy from lapsing.  As discussed in more detail in the “Riders” section of this prospectus, the No-Lapse Enhancement Rider may provide a death benefit which differs from that paid under the policy.  The Premium Reserve Rider Accumulation Value, if any, less any Indebtedness under the Premium Reserve Rider, will be added to the policy’s Death Benefit Proceeds.  If the policy’s death benefit is paid pursuant to the terms of the No-Lapse Enhancement Rider, the Premium Reserve Rider Accumulation Value, if any, less any Indebtedness under the Premium Reserve Rider, will be added to the death benefit payable under the terms of that rider.

Death Benefit Proceeds

The Death Benefit Proceeds payable upon the death of the insured will be the greater of:

1)             the amount determined by the death benefit option in effect on the date of the death of the insured, less any Indebtedness; or

2)             an amount equal to the Accumulation Value on the date of death multiplied by the applicable percentage shown in the Corridor Percentages Table in the policy specifications, less any Indebtedness.

Death Benefit Options

Two different death benefit options are available. You may choose the death benefit option at the time you apply for your policy.  If you do not choose a death benefit option at that time, death benefit option 1 will apply.  (See discussion under heading “Changes to the Initial Specified Amount and Death Benefit Options” for details as to changes you are permitted to make in your choice of death benefit option after your policy has been issued.)

The following table provides more information about the death benefit options.

Option	Death Benefit Proceeds Equal to the Variability

1	Specified amount (a minimum of $100,000) level death benefit	None; level death benefit.

2	Sum of the specified amount plus the net accumulation value as of the date of the insured’s death less any Partial Surrenders after	May increase or decrease over time, depending on the amount of premium paid and the investment performance

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the date of death.	of the Sub- Accounts or the interest credited to the Fixed Account.

If for any reason the owner does not elect a particular death benefit option, Option 1 will apply.

Your choice of Death Benefit Option will impact the Cost of Insurance Charge because the Cost of Insurance Charge is based upon the “Net Amount at Risk”.  The Net Amount at Risk for your policy is the difference between the specified amount and the Accumulation Value of your policy.  Therefore, for example, if you choose Death Benefit Option 1, and if your policy Accumulation Value increases (because of positive investment results), your Cost of Insurance Charge will be less than if your policy Accumulation Value did not increase or declined.  (See section headed “Cost of Insurance” for discussion of Cost of Insurance Charges.)

The death benefit payable under any of the death benefit options will also be reduced by the amount necessary to repay the Indebtedness in full and, if the policy is within the Grace Period, any payment required to keep the policy in force.

Changes to the Initial Specified Amount and Death Benefit Options

Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the specified amount. The minimum specified amount is currently $100,000.

The death benefit option may be changed by the owner, subject to our consent, as long as the policy is in force.

You must submit all requests for a change to Death Benefit Option 1 and changes in the specified amount in writing to our Administrative Office. The minimum increase in specified amount currently permitted is $1,000. If you request a change, a supplemental application and evidence of insurability must also be submitted to us.

Option change	Impact

2 to 1	The specified amount will be increased by the Accumulation Value as of the effective date of change.

A Surrender Charge may apply to a Reduction in specified amount. Please refer to the Surrender Charges section of this prospectus for more information on conditions that would cause a Surrender Charge to be applied. A table of Surrender Charges is included in each policy.

Any Reductions in specified amount will be made against the Initial specified amount and any later increase in the specified amount on a last in, first out basis. Any increase in the

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specified amount will increase the amount of the Surrender Charge applicable to your policy. Changes in specified amount do not affect the Premium Load as a percentage of premium.

We may decline any request for Reduction in specified amount if, after the change, the specified amount would be less than the minimum specified amount or would reduce the specified amount below the level required to maintain the policy as life insurance for purposes of federal income tax law according to the guideline premium test.

The guideline premium test provides for a maximum amount of premium paid in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, we may increase the policy’s death benefit above the specified amount in order to satisfy the guideline premium test. If the increase in the policy’s death benefit causes an increase in the net amount at risk, charges for the cost of insurance will increase as well.

Any change is effective on the first Monthly Anniversary Day on, or after, the date of approval of the request by Lincoln Life, provided that any increase in cost is either included in a Premium Payment by you or the policy Accumulation Value is sufficient to cover the increased Monthly Deduction. If the Monthly Deduction amount would increase as a result of the change, the changes will be effective on the first Monthly Anniversary Day on which the Accumulation Value is equal to, or greater than, the Monthly Deduction amount.

Payment of Death Benefit Proceeds

Proof of death should be furnished to us at our Administrative Office as soon as possible after the death of the insured. This notification must include a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.

After receipt at our Administrative Office of proof of death of the insured, the Death Benefit Proceeds will ordinarily be paid within seven days. The proceeds will be paid in a lump sum or in accordance with any settlement option selected by the owner or the beneficiary. Payment of the Death Benefit Proceeds may be delayed if your policy is contested or if Separate Account values cannot be determined.

If the recipient of the Death Benefit Proceeds has elected a lump sum settlement and the Death Benefit Proceeds are over $5,000, the proceeds will be placed into an interest-bearing account in the recipient’s name. The SecureLine (Reg. TM) account allows the recipient additional time to decide how to manage the proceeds with the balance earning interest from the day the account is opened.

The SecureLine (Reg. TM) account is a special service that we offer in which your death benefit or surrender proceeds are placed into an interest-bearing account. Instead of mailing you (or the recipient of the proceeds) a check, we will send a checkbook so that you (or the proceeds recipient) will have access to the account simply by writing a check for all or any part of the proceeds. The SecureLine (Reg. TM) account is part of our general account. It is not a bank account, and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the SecureLine (Reg. TM) account.

You (or the recipient of the proceeds) may request that the proceeds be paid in the form of a check rather than receiving the SecureLine (Reg. TM) checkbook.

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POLICY SURRENDERS

You may surrender your policy at any time by sending us your policy along with a written request for surrender. If you surrender your policy, all policy coverage will automatically terminate and may not be reinstated. Consult your tax adviser to understand tax consequences of any surrender you are considering.

The Surrender Value of your policy is the amount you can receive by surrendering the policy. The Surrender Value is (i) the Net Accumulation Value (which is your policy’s Accumulation Value less any Indebtedness) less any applicable Surrender Charge, less any accrued loan interest not yet charged, plus (ii) the net accumulation value, if any, of the Premium Reserve Rider (which is the Premium Reserve Rider Accumulation Value less any Indebtedness), less any applicable Surrender Charge and less any accrued loan interest not yet charged.   Policy Indebtedness includes loans under the policy and Premium Reserve Rider Indebtedness includes loans under the Premium Reserve Rider.

Any surrender results in a withdrawal of values from the Sub-Accounts and Fixed Account and from the Premium Reserve Rider Sub-Accounts and Premium Reserve Rider Fixed Account that have values allocated to them. Any surrender from a Sub-Account or from a Premium Reserve Rider Sub-Account will result in the cancellation of Variable Accumulation Units. The cancellation of such units will be based on the Variable Accumulation Unit Value determined at the close of the Valuation Period during which the surrender is effective. Surrender proceeds will generally be paid within seven days of our receipt of your request.

At any time, you may transfer all of the Separate Account Value (and any Premium Reserve Rider Sub-Account and Premium Reserve Rider Fixed Account value) to the Fixed Account.  You may then surrender the policy in exchange for a life insurance policy the values and benefits of which do not depend upon the performance of a separate account.  The new policy will not require the payment of further premiums, and the amount of the death benefit will be equal to what can be purchased on a single premium basis by the surrender value of the policy you are surrendering.  Please contact your financial adviser for an illustration of the policy which you could receive if you decide to exchange your policy.

If you request lump sum surrender and the policy’s surrender value is over $5,000, your surrender proceeds will be placed into a SecureLine (Reg. TM) account in your name. Refer to the description of the SecureLine (Reg. TM) account under the section headed “Death Benefit Proceeds” for more information.

You (or the recipient of the proceeds) may request that the proceeds be paid in the form of a check rather than receiving the SecureLine (Reg. TM) checkbook.

Partial Surrender

You may make a Partial Surrender, withdrawing a portion of your policy values.  You may request a Partial Surrender in writing or electronically, if previously authorized and we consent. The total of all Partial Surrenders may not exceed 90% of the Surrender Value of your policy. We may limit Partial Surrenders to the extent necessary to meet the federal tax law requirements. Each Partial Surrender must be at least $500. Partial Surrenders are subject to other limitations as described below.  If you wish to make a surrender in excess of

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90% of the Surrender Value of your policy, you must specifically request a Full Surrender of your policy.  Charges for Full Surrenders will apply (see section headed “Surrender Charges” for a discussion of Surrender Charges).

Partial Surrenders may reduce the Accumulation Value and the specified amount. The amount of the Partial Surrender will be withdrawn first from the Premium Reserve Rider Sub-Accounts and Fixed Account in proportion to their values, and when such values are reduced to zero then from the Sub-Accounts and Fixed Account in proportion to their values.  (See discussion in section headed “Riders—Premium Reserve Rider” for further details.) The effect of Partial Surrenders on the Death Benefit Proceeds depends on the death benefit option in effect at the time of the Partial Surrender.

Partial Surrenders are deducted when the No-Lapse Value and the Reset Account Value of the No-Lapse Enhancement Rider are calculated.  (See discussion in section headed “Riders – No-Lapse Enhancement Rider” for a detailed discussion of how benefits of this rider may be impacted by reductions of these values.)

Death Benefit

Option in Effect	Impact of Partial Surrender

1	The specified amount will be reduced by the greater of:
a. zero; or
b. an amount equal to the amount of the Partial Surrender minus the result of [(1) minus (2)] divided by (3) where:

(1)  is an amount equal to the Accumulation Value on the Valuation Day immediately prior to the Partial Surrender multiplied by the applicable percentage shown in the Corridor Percentages Table in the policy specifications;

(2) is the specified amount immediately prior to the Partial Surrender; and
(3) is the applicable percentage shown in the Corridor Percentages Table in the policy specifications.

2	Will reduce the Accumulation Value, but not the specified amount.

Partial Surrender proceeds will generally be paid within seven days of our receipt of your request.

POLICY LOANS

You may borrow against the Surrender Value of your policy and of the Premium Reserve Rider, if you have allocated premiums to the Rider.  The loan may be for any amount up to 100% of the current Surrender Value. However, we reserve the right to limit the amount of your loan so that total policy Indebtedness (including any Premium Reserve Rider Indebtedness) will not exceed the greater of:

(i)  an amount equal to

(a) 90% of the sum of the Separate Account Value, the Fixed Account Value, and the Loan Account Value of the policy; plus

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(b)  (1)  during policy years 1 to 10, 90% of the Premium Reserve Rider Accumulation Value; or

(2)  during policy years 11 and later, 100% of the Premium Reserve Rider Accumulation Value;

less Surrender Charge; and

(ii)  75% of the current Surrender Value.

The “Premium Reserve Rider Accumulation Value” equals the sum of the Accumulation Value of (i) the Premium Reserve Rider Sub-Accounts, the Premium Reserve Rider Fixed Account, and (iii) the Premium Reserve Rider Loan Account.  The current Surrender Value of the policy equals (i) the sum of the Separate Account Value, the Fixed Account Value, and the Loan Account Value of the policy; plus (ii) the Premium Reserve Rider Accumulation Value, if any; minus (iii) Surrender Charge.

If you wish to make a surrender in excess of 90% of the Surrender Value of your policy, you must specifically request a Full Surrender of your policy.  Charges for Full Surrenders will apply (see section headed “Surrender Charges” for a discussion of Surrender Charges).

A loan agreement must be executed and your policy assigned to us free of any other assignments. Outstanding Policy Loans and accrued interest reduce the policy’s death benefit and Accumulation Value.

If you are considering requesting a Policy Loan, please ask your financial adviser for an illustration which would demonstrate not only the amount of the loan which would be available, but the impact that requesting a Policy Loan would have on your policy.

The amount of your loan will be withdrawn first from accumulation values, if any, of the Premium Reserve Rider Sub-Accounts and Fixed Account and then from policy Sub-Accounts and the Fixed Account in proportion to their values. The Premium Reserve Rider Loan Account and the Loan Account are the accounts in which Premium Reserve Rider Indebtedness and policy Indebtedness (which consists of outstanding loans and accrued interest) accrues once it is transferred out of the Premium Reserve Rider Sub-Accounts, the Premium Reserve Rider Fixed Account, the Sub-Accounts, and the Fixed Account, respectively. Amounts transferred to the Loan Account of the policy and of the Premium Reserve Rider do not participate in the performance of the Sub-Accounts or the Fixed Account of either the Premium Reserve Rider or of the policy. Loans, therefore, can affect the policy’s death benefit and Accumulation Value whether or not they are repaid. Interest on Policy Loans (from both the Premium Reserve Rider and the policy) accrues daily at an effective annual rate of 5.0% in years 1-10 and 4.1% thereafter, and is payable once a year in arrears on each Policy Anniversary, or earlier upon Full Surrender or other payment of proceeds of your policy.

The amount of your loan, plus any accrued but unpaid interest, is added to your outstanding Policy Loan balance and any Premium Reserve Rider loan balance. Unless paid in advance, loan interest due will be transferred proportionately from the Sub-Accounts and Fixed Account of the policy and the Premium Reserve Rider, respectively. This amount will be treated as an additional Policy Loan, and added to the Loan Account Value of both the policy and the Premium Reserve Rider. Lincoln Life credits interest to the Loan Account Value (of both the Premium Reserve Rider and the policy) at a rate of 4.0% in all years, so the net cost of your Policy Loan is 1.0% in years 1-10 and 0.1% thereafter.

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Your outstanding loan balance may be repaid at any time during the lifetime of the insured. The Loan Account will be reduced by the amount of any loan repayment. Any repayment, other than loan interest, will be allocated to the Sub-Accounts and Fixed Account in the same proportion in which net Premium Payments are currently allocated, unless you instruct otherwise.  When making a payment to us, we will apply your payment as premiums and not loan repayments unless you specifically instruct us otherwise.

If at any time the total Indebtedness against your policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less Surrender Charges, the policy will terminate.  However, you may have a Grace Period in which to make additional payments to keep your policy in force (see section headed “Lapse and Reinstatement” for a discussion of the Grace Period provision).  In addition, the provisions of the No-Lapse Enhancement Rider may prevent policy termination (see section headed “Riders – No-Lapse Enhancement Rider” for a discussion of when this rider would prevent policy termination).  If the provisions of the No-Lapse Enhancement Rider are not preventing policy termination, the provisions for automatic transfer of any Premium Reserve Rider Accumulation Value less Indebtedness (including interest accrued but not due) may prevent termination (see section headed “Riders – Premium Reserve Rider for a discussion of the provisions of the Premium Reserve Rider relating to transfers of Premium Reserve Rider Accumulation Value to the policy).  If your policy lapses while a loan is outstanding, there may be adverse tax consequences.

LAPSE AND REINSTATEMENT

If at any time

1)              the Net Accumulation Value of the policy is insufficient to pay the accumulated, if any, and current Monthly Deduction, and

2)              the provisions of the No-Lapse Enhancement Rider are not preventing policy termination,

then all policy coverage will terminate. This is referred to as policy lapse.

The Net Accumulation Value may be insufficient:

1)              because it has been exhausted by earlier deductions;

2)              as a result of poor investment performance;

3)              due to Partial Surrenders;

4)              due to Indebtedness for Policy Loans; or

5)              because of a combination of any of these factors.

If we have not received your Premium Payment (or payment of Indebtedness on Policy Loans or any Indebtedness under the Premium Reserve Rider) necessary so that the Net Accumulation Value of your policy is sufficient to pay the accumulated, if any, and current Monthly Deduction amount on a Monthly Anniversary Day, we will send a written notice to you, or any assignee of record. The notice will state the amount of the premium payment (or

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payment of Indebtedness on Policy Loans and on any Premium Reserve Rider Indebtedness) that must be paid to avoid termination of your policy.

If the amount in the notice is not paid to us within the Grace Period and any Premium Reserve Accumulation Value (less any Premium Reserve Rider Transfer Load and less any Premium Reserve Rider Indebtedness) automatically transferred at the end of the Grace Period is also insufficient to keep the policy in force, then the policy will terminate.  The Grace Period is the later of (a) 31 days after the notice was mailed, and (b) 61 days after the Monthly Anniversary Day on which the Monthly Deduction could not be paid. If the insured dies during the Grace Period, we will deduct any charges due to us from any death benefit that may be payable under the terms of the policy.

No-Lapse Protection

Your policy includes the No-Lapse Enhancement Rider.   This rider provides you with additional protection to prevent a lapse in your policy. If you meet the requirements of this rider, your policy will not lapse, even if the Net Accumulation Value under the policy is insufficient to cover the accumulated, if any, and current Monthly Deductions. It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your cash value. Also, it does not provide any type of market performance guarantee.

We will automatically issue this rider with your policy. There is no charge for this rider.

The rider consists of the No-Lapse Value Provision and the Reset Account Value Provision. Under this rider, your policy will not lapse as long as either the No-Lapse Value or the Reset Account Value, less any Indebtedness, is greater than zero. The No-Lapse Value and Reset Account Value are Reference Rates and Fees only. If the Net Accumulation Value is insufficient to cover the accumulated, if any, and current Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing. Refer to the “No-Lapse Enhancement Rider” section of this prospectus for more information.

Your policy may also include the Overloan Protection Rider. If this rider is issued with your policy, you meet the requirements as described in this rider and have elected this benefit, your policy will not lapse solely based on Indebtedness (under both your policy and the Premium Reserve Rider) exceeding the Accumulation Value less the Surrender Charges. There is no charge for adding this rider to your policy. However, if you choose to elect the benefit, there is a one-time charge which will not exceed 5.0% of the then current Accumulation Value. Once you elect the benefit, certain provisions of your policy will be impacted as described in the rider.

Finally, your policy will include the Premium Reserve Rider.  To the extent that you have allocated Premium Payments to this rider, any rider Accumulation Value may prevent lapse of your policy.  If your policy’s Net Accumulation Value is insufficient to cover the Monthly Deductions, and the provisions of the No-Lapse Enhancement Rider are not preventing policy termination, we will send a written notice to you which will state the amount of the Premium Payment (or payment of Indebtedness on Policy Loans that must be paid to avoid termination of your policy.  If the amount in the notice is not paid to us within the Grace Period, we will automatically transfer to your policy any Premium Reserve Rider Accumulation Value (less any Premium Reserve Rider Transfer Load and less any Premium Reserve Rider Indebtedness) on the day the Grace Period ends.  If after such transfer, your

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policy’s Net Accumulation Value is sufficient to cover the Monthly Deductions then due, your policy will not lapse.  As with your policy, you bear the risk that investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated.  Adverse investment results will impact the Accumulation Value of the rider and, therefore, the amount of Premium Reserve Rider Accumulation Value which may be available to prevent your policy from lapsing or for providing policy benefits.

Reinstatement of a Lapsed Policy

If your policy has lapsed and the insured has not died since lapse, you may reinstate your policy within five years of the policy lapse date, provided:

1)              it has not been surrendered;

2)              there is an application for reinstatement in writing;

3)              satisfactory evidence of insurability is furnished to us and we agree to accept the risk;

4)              we receive a payment sufficient to keep your policy in force for at least two months; and

5)              any accrued loan interest is paid and any remaining Indebtedness is either paid or reinstated.

The reinstated policy will be effective as of the Monthly Anniversary Day on or next following the date on which we approve your application for reinstatement. Surrender Charges will be reinstated as of the policy year in which your policy lapsed. Your Accumulation Value at reinstatement will be the Net Premium Payment then made less all Monthly Deductions due.

TAX ISSUES

The federal income tax treatment of your policy is complex and sometimes uncertain. The federal income tax rules may vary with your particular circumstances. This discussion does not include all the federal income tax rules that may affect you and your policy and is not intended as tax advice. This discussion also does not address other federal tax consequences, such as estate, gift and generation skipping transfer taxes, or any state and local income, estate and inheritance tax consequences, associated with the policy. You should always consult a tax adviser about the application of tax rules to your individual situation.

Taxation of Life Insurance Contracts in General

Tax Status of the Policy. Section 7702 of the Internal Revenue Code (“Code”) establishes a statutory definition of life insurance for federal tax purposes. We believe that the policy will meet the statutory definition of life insurance under the guideline premium test, which provides for a maximum amount of premium paid depending upon the insured’s age, gender, and risk classification in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, the death benefit payable will generally be excludable from the beneficiary’s gross income, and interest and other income credited

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will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the death of the insured, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are “adequately diversified” in accordance with Treasury Department regulations, and (2) we, rather than you, are considered the owner of the assets of the Separate Account for federal income tax purposes.

The Code also recognizes a cash value accumulation test, which does not limit premiums paid, but requires the policy to provide a minimum death benefit in relation to the policy value, depending on the insured’s age, gender, and risk classification. We do not apply this test to the policy.

Investments in the Separate Account Must be Diversified. For a policy to be treated as a life insurance contract for federal income tax purposes, the investments of the Separate Account must be “adequately diversified.” IRS regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the policy value over the policy premium payments. Although we do not control the investments of the Sub-Accounts, we expect that the Sub-Accounts will comply with the IRS regulations so that the Separate Account will be considered “adequately diversified.”

Restriction on Investment Options. Federal income tax law limits your right to choose particular investments for the policy. Because the IRS has issued little guidance specifying those limits, the limits are uncertain and your right to allocate policy values among the Sub-Accounts may exceed those limits. If so, you would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the policy without your consent to try to prevent the tax law from considering you as the owner of the assets of the Separate Account.

No Guarantees Regarding Tax Treatment. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your policy will be treated as a life insurance contract for federal income tax purposes and that the tax law will not impose tax on any increase in your policy value until there is a distribution from your policy.

Tax Treatment of Life Insurance Death Benefit Proceeds. In general, the amount of the death benefit payable from a policy because of the death of the insured is excludable from gross income. Certain transfers of the policy for valuable consideration, however, may result in a portion of the death benefit being taxable. If the death benefit is not received in a lump sum and is, instead, applied to one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary’s income and amounts attributable to interest (accruing after the insured’s death) which will be includible in the beneficiary’s income.

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Tax Deferral During Accumulation Period. Under existing provisions of the Code, except as described below, any increase in your policy value is generally not taxable to you unless amounts are received (or are deemed to be received) from the policy prior to the insured’s death. If there is a total withdrawal from the policy, the Surrender Value will be includible in your income to the extent the amount received exceeds the “investment in the contract.” (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the Owner.) The “investment in the contract” generally is the aggregate amount of Premium Payments and other consideration paid for the policy, less the aggregate amount received previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the policy constitute income to you depends, in part, upon whether the policy is considered a “Modified Endowment Contract” (a “MEC”) for federal income tax purposes.

Policies Which Are MECs

Characterization of a Policy as a MEC. A Modified Endowment Contract (MEC) is a life insurance policy that meets the requirements of Section 7702 and fails the “7-pay test” of 7702A of the Code. A policy will be classified as a MEC if premiums are paid more rapidly than allowed by the “7-pay test”, a test that compares actual paid premium in the first seven years against a pre-determined premium amount as defined in 7702A of the Code. A policy may also be classified as a MEC if it is received in exchange for another policy that is a MEC. In addition, even if the policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a material change of the policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven policy years following the last material change.

Tax Treatment of Withdrawals, Loans, Assignments and Pledges under MECs. If the policy is a MEC, withdrawals from your policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the policy value exceeds the investment in the policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) any portion of your policy value, as a withdrawal of such amount or portion. Your investment in the policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.

Penalty Taxes Payable on Withdrawals. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age 59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy).  None of the penalty tax exceptions apply to a taxpayer who is not an individual.

Special Rules if You Own More than One MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of a withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such

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policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.

Policies Which Are Not MECs

Tax Treatment of Withdrawals. If the policy is not a MEC, the amount of a withdrawal from the policy will generally be treated first as a non-taxable recovery of Premium Payments and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the policy immediately before the withdrawal.

Certain Distributions Required by the Tax Law in the First 15 Policy Years. Section 7702 places limitations on the amount of Premium Payments that may be made and the policy values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.

Tax Treatment of Loans. If your policy is not a MEC, a loan you receive under the policy is generally treated as your indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the policy remains in force. Nevertheless, in those situations where the interest rate credited to the Loan Account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a policy lapses (or if all policy value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income.

Other Considerations

Insured Lives Past Age 121. If the insured survives beyond the end of the mortality table, which is used to measure charges for the policy and which ends at age 121, and death benefit option 1 is in effect, in some circumstances the policy value may equal or exceed the specified amount level death benefit.  In such cases, we believe your policy will continue to qualify as life insurance for federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the cash value in the year the insured attains age 121.

Compliance with the Tax Law. We believe that the maximum amount of Premium Payments we have determined for the policies will comply with the federal tax definition of life insurance. We will monitor the amount of premium payments.

If at any time you pay a premium that would exceed the amount allowable to permit the policy to continue to qualify as life insurance, we will either refund the excess premium to you within 60 days of the end of the policy year or, if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess premium in a premium deposit

65

fund and apply it to the policy later in accordance with your instructions.  We will credit interest at an annual rate that we may declare from time to time on advance premium deposit funds.

The policy will be allowed to become a MEC under the Code only with your consent.  If you pay a premium that would cause your policy to be deemed a MEC and you do not consent to MEC status for your policy, we will either refund the excess premium to you within 60 days of the end of the policy year, offer you the opportunity to apply for an increase in Death Benefit, or if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess in a premium deposit fund and apply it to the policy on the next, succeeding policy anniversary when the premium no longer causes your policy to be deemed a MEC in accordance with your premium allocation instructions on file at the time the premium is applied.

Any interest and other earnings will be includible in income subject to tax as required by law.

Disallowance of Interest Deductions. Interest on policy loan indebtedness is not deductible.

If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the beneficiary of a policy issued after June 8, 1997, a portion of the interest on Indebtedness unrelated to the policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of an individual who is a 20% owner of the entity, or an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner’s spouse at the time first covered by the policy.

In the case of an “employer-owned life insurance contract” as defined in the tax law that is issued (or deemed to be issued) after August 17, 2006, the portion of the death benefit excludable from gross income generally will be limited to the premiums paid for the contract.  However, this limitation on the death benefit exclusion will not apply if certain notice and consent requirements are satisfied and one of several exceptions is satisfied.  These exceptions include circumstances in which the death benefit is payable to certain heirs of the insured to acquire an ownership interest in a business, or where the contract covers the life of a director or an insured who is “highly compensated” within the meaning of the tax law.  These rules, including the definition of an employer-owned life insurance contract, are complex, and you should consult with your advisers for guidance as to their application.

Federal Income Tax Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

Changes in the Policy or Changes in the Law. Changing the owner, exchanging the policy, and other changes under the policy may have tax consequences (in addition to those

66

discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

Fair Value of Your Policy

It is sometimes necessary for tax and other reasons to determine the “value” of your policy. The value can be measured differently for different purposes. It is not necessarily the same as the Accumulation Value or the Net Accumulation Value. You, as the Owner, should consult with your advisers for guidance as to the appropriate methodology for determining the fair market value of the policy.

Tax Status of Lincoln Life

Under existing federal income tax laws, the Company does not pay tax on investment income and realized capital gains of the Separate Account. However, the Company does expect, to the extent permitted under Federal tax law, to claim the benefit of the foreign tax credit as the owner of the assets of the Separate Account.  Lincoln Life does not expect that it will incur any federal income tax liability on the income and gains earned by the Separate Account.  We, therefore, do not impose a charge for federal income taxes.  If federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a Premium Payment and/or freeze a policy owner’s account. This means we could refuse to honor requests for transfers, withdrawals, surrenders, loans, assignments, beneficiary changes or death benefit payments. Once frozen, monies would be moved from the Separate Account to a segregated interest-bearing account maintained for the policy owner, and held in that account until instructions are received from the appropriate regulator. We also may be required to provide additional information about a policy owner’s account to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of its business, the Company is involved in various pending or threatened legal proceedings arising from the conduct of its business. In some instances, the proceedings include claims for unspecified damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.

After consultation with legal counsel and a review of available facts, it is management’s opinion that the proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting the financial position of the Company, or the financial position of the Separate Account or the Principal Underwriter.  However, given the large and indeterminate amounts sought in certain of

67

these proceedings and the inherent difficulty in predicting the outcome of such legal proceedings, it is possible that an adverse outcome in certain matters could be material to our operating results for any particular reporting period.

FINANCIAL STATEMENTS

The financial statements of the Separate Account, and the financial statements of the Company (formerly known as Jefferson Pilot LifeAmerica Insurance Company), are located in the SAI.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Additional information about Lincoln Life, the Separate Account and your policy may be found in the Statement of Additional Information (SAI).

Contents of the SAI

GENERAL INFORMATION

Lincoln Life

Registration Statement

Changes of Investment Policy

Principal Underwriter

Disaster Plan

Advertising

SERVICES

Independent Registered Public Accounting Firm

Accounting Services

Checkbook Service for Disbursements

Administrative Services

POLICY INFORMATION

Case Exceptions

Assignment

Transfer of Ownership

Beneficiary

Right to Convert Contract

Change of Plan

Settlement Options

Deferment of Payments

Incontestability

Misstatement of Age or Sex

Suicide

PERFORMANCE DATA

FINANCIAL STATEMENTS

Separate Account

Company

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The SAI may be obtained, at no cost to you, by contacting our Administrative Office at the address or telephone number listed on the first page of this prospectus. Your SAI will be sent to you via first class mail within three business days of your request. You may make inquiries about your policy to this same address and telephone number.

You may request personalized illustrations of death benefits and policy values from your financial adviser without charge.

You may review or copy this prospectus, the SAI, or obtain other information about the Separate Account at the Securities and Exchange Commission’s Public Reference Room. You should contact the SEC at (202) 551-8090 to obtain information regarding days and hours the reference room is open. You may also view information at the SEC’s Internet site, http://www.sec.gov. Copies of information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-0102.

This prospectus, the funds prospectus, and the SAI are also available on our internet site, www.LFG.com

Lincoln Life Flexible Premium Variable Life Account M

1933 Act Registration No. 333-            148917

1940 Act Registration No. 811-08559

End of Prospectus

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APPENDIX A

EXAMPLE OF SURRENDER CHARGE CALCULATIONS

The following hypothetical examples demonstrate the impact of Surrender Charges under different scenarios for a male, standard non-tobacco, issue age 45 with an Initial specified amount of $1,000,000, no Indebtedness, assumed investment return of 8.00% (7.24% net), and a planned annual premium payment of $15,000:

1) Fully Surrender the policy at the end of the representative policy years shown:

End of Year	Accumulation Value	Surrender Charge	Surrender Value
1	9,735	26,160	0
10	123,430	11,120	112,310
16	262,565	0	262,565

In the table above, the Surrender Charge at the end of year 1 would be:

a)  26.16 multiplied by

b)  1,000 ($1,000,000 divided by 1,000),

or $26,160.

2)  Decrease the Initial specified amount by $500,000 from $1,000,000  to $500,000 at the end of the representative policy years shown:

End of Year	Surrender Charge
1	6,540
5	5,033
11	0

In the table above, the Surrender Charge at the end of year 1 would be:

a)  26.16 multiplied by

b)  250 ($500,000 minus $250,000 ($1,000,000 multiplied by 25%) divided by 1,000),

or $6,540

•                 In the table above, Surrender Charges were only imposed on that part of the Reduction in Initial specified amount which exceeded 25% of the Initial specified amount.  Therefore, only $250,000 of the requested $500,000 Reduction in the Initial specified amount is assessed a Surrender Charge.

3)  Increase the specified amount by $500,000 from $1,000,000 to $1,500,000 at the beginning of year 7, at attained age 52, standard non-tobacco, and then Fully Surrender the policy at the end of the representative policy years shown:

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End of Year	Accumulation Value	Surrender Charge on Initial $1,000,000 of Specified Amount	Surrender Charge on Additional $500,000 of Specified Amount	Total Surrender Charge	Surrender Value
9	94,754	13,070	13,895	26,965	67,789
12	134,012	6,960	11,045	18,005	116,007
16	198,742	0	6,685	6,685	192,057
21	309,647	0	0	0	309,647

In the table above, the Surrender Charge at the end of year 9 would be:

a)  i)   13.07 multiplied by

ii)  1,000 ($,1,000,000 divided by 1,000), plus

b)  i)   27.79 multiplied by

ii)  500 ($500,000 divided by 1,000),

or $26,965

•                  At the end of year 9 and 12, the Surrender Charge equals the charge on the Initial specified amount plus the charge on the additional specified amount.

•                  At the end of year 16, the Surrender Charge for the Initial specified amount would have expired.

•                  At the end of year 21, the Surrender Charge for both the Initial and additional specified amount would have expired.

4)             Increase the specified amount by $500,000 from $1,000,000 to $1,500,000 at the beginning of year 7, at attained age 52, standard non-tobacco, and then decrease the specified amount by $900,000 from $1,500,000 to $600,000 at the end of the representative policy years shown:

End of Year	Surrender Charge on Initial $1,000,000 of Specified Amount	Surrender Charge on Additional $500,000 of Specified Amount	Total Surrender Charge
9	1,961	10,421	12,382
12	0	8,284	8,284
21	0	0	0

In the table above, the Surrender Charge at the end of year 9 would be:

a)  i)   13.07 multiplied by

ii)  150 ($400,000 minus $250,000 ($1,000,000 multiplied by 25%) divided by $1,000), plus

b)  i)   27.79 multiplied by

ii)  375 ($500,000 minus $125,000 ($500,000 multiplied by 25%) divided by 1,000),

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or $12,382.

•                 In the table above, Surrender Charges were only imposed on that part of the Reduction in Initial specified amount which exceeded 25% of the Initial specified amount and on that part of the reduction of the increase in specified amount which exceeded 25% of the increase in specified amount.  Therefore, only $375,000 of the $500,000 increase in specified amount being surrendered is assessed a Surrender Charge and only $150,000 of the $400,000 of the Initial specified amount being reduced is assessed a Surrender Charge.

•                 At the end of year 9, the Surrender Charge equals the charge on theInitial specified amount plus the charge on the additional specified amount.

•                 At the end of year 12, the Surrender Charge for a decrease on the Initial specified amount would have expired after year 10.

•                 At the end of year 21, the Surrender Charge for a decrease on both the Initial and additional specified amount would have expired after year 17.

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10/2/08

Excerpt from LNY VULONE2007 Prospectus

No-Lapse Enhancement Rider Section

No-Lapse Enhancement Rider. This rider, which is automatically issued with your policy, provides you with a limited benefit in the event that your policy would otherwise lapse.  It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your cash value. Also, it does not provide any type of market performance guarantee.  The duration of lapse protection provided by this rider will be determined monthly, and will vary based on Net Premium Payments made, interest credited, the amount of any Partial Surrenders, and rates and fees for the rider. Payment of premiums higher than the planned premium and interest credited on net premiums will increase the duration of lapse protection. Partial surrenders and the costs of other riders which have their own charges will reduce the duration of lapse protection.

No-Lapse Protection.  If the Net Accumulation Value under the policy is insufficient to cover the Monthly Deductions, the policy will not lapse as long as three conditions are met:

1)	the rider has not terminated (see subsection headed “Rider Termination” for more information about when the rider terminates);

2)	the rider is providing lapse protection (that is, the duration of lapse protection has not ended); and

3)	either the “No-Lapse Value” or the “Reset Account Value”, less any Indebtedness, is greater than zero.

We will automatically issue this rider with your policy. There is no charge for this rider.

The rider consists of the no-lapse value provision and the reset account value provision. Under this rider, your policy will not lapse as long as either the No-Lapse Value or the Reset Account Value, less any Indebtedness, is greater than zero. If both the No-Lapse Value and the Reset Account Value, less any Indebtedness, are zero or less, this rider will not prevent your policy from lapsing. The No-Lapse Value and Reset Account Value are reference values only. If the Net Accumulation Value is insufficient to cover the Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing.

If either provision of this rider is actively preventing the policy from lapsing, that provision will trigger a death benefit which is different from the death benefit otherwise in effect under the policy. Each provision triggers a different death benefit, as described in more detail below. The change to a death benefit triggered by either provision under this rider is not permanent. If subsequent premium payments create Accumulation Value sufficient to cover the accumulated, if any, as well as current Monthly Deductions, the death benefit triggered by either rider provision will no longer apply, and the death benefit will be restored to the death benefit option in effect under the policy. There is no limit on the number of times we allow death benefits to be restored in this manner. Refer to the section headed “Death Benefits” for more information.

We calculate the No-Lapse Value and Reset Account Value based on a set of rates and fees which are reference rates and reference fees only and are used solely for the purpose of calculating benefits provided by the rider. They will be referred to as the “Reference Rates and Fees”.  The Reference Rates and Fees used for this rider differ from the rates and fees we use to calculate the Accumulation Value of the policy.

Each provision’s value is based on a set of Reference Rates and Fees unique to that provision. The No-Lapse Value Reference Rates and Fees are the No-Lapse Premium Load and No-Lapse Monthly Deduction for a policy month (which includes the No-Lapse Monthly Cost of Insurance, the cost of any additional benefits provided by other riders that have their own charges, and the No-Lapse Monthly Administrative Fee).  The No-Lapse Reset Account Value Reference Rates and Fees are the Reset Account Premium Load and the Reset Account Monthly Deduction for a policy month (which includes the Reset Account Monthly Cost of Insurance, the cost of any additional benefits provided by other riders that have their own charges, and the Reset Account Monthly Administrative Fee).

At the time we issue the policy, we fix the schedules of Reference Rates and Fees for the life of the policy. Refer to the No-Lapse Enhancement Rider form issued with your policy for more information about the actual schedules of Reference Rates and Fees applicable to your policy.

The No-Lapse Value.  On each Monthly Anniversary Day (see section headed “Policy Charges and Fees” for a discussion of “Monthly Anniversary Day”), the No-Lapse Value will be calculated as 1), plus 2), minus 3), plus 4), minus 5), minus 6) where:

1)              is the No-Lapse Value on the preceding Monthly Anniversary Day;

2)              is all Net Premium Payments received since the preceding Monthly Anniversary Day;

3)              is the amount of any Partial Surrenders (i.e., withdrawals) under the policy since the preceding Monthly Anniversary Day;

4)              is accumulated interest credited to the No-Lapse Value;

5)              is the the No-Lapse Monthly Deduction for the month following the Monthly Anniversary Day; and

6)              is the Surrender Charge for any Reduction in specified amount on the Monthly Anniversary Day.

On any day other than a Monthly Anniversary Day, the No-Lapse Value will be the No-Lapse Value as of the preceding Monthly Anniversary Day, plus all Net Premium Payments received since the preceding Monthly Anniversary Day, less Partial Surrenders, plus accumulated interest credited to the No-Lapse Value.

The No-Lapse Value on the Policy Date will be the initial Net Premium Payment received less the No-Lapse Monthly Deduction for the first policy month.

The No-Lapse Monthly Deduction is the No-Lapse Monthly Cost of Insurance, plus the monthly charge, if any, for other riders, and plus the No-Lapse Monthly Administrative Fee.  The No-Lapse Monthly Cost of Insurance and the No-Lapse Monthly Administrative Fee are Reference Rates and Fees only and are used solely for the purpose of calculating benefits provided by the rider.  These Reference Rates and Fees differ in amount from the policy Cost of Insurance Charge and policy monthly Administrative Fee used to calculate Accumulation Value under your policy.

The Reset Account Value.  On each Monthly Anniversary Day (see section headed “Policy Charges and Fees” for a discussion of “Monthly Anniversary Day”), the Reset Account Value will be calculated as 1), plus 2), minus 3), plus 4), minus 5), minus 6) where:

1)              is the Reset Account Value on the preceding Monthly Anniversary Day;

2)              is all Net Premium Payments received since the preceding Monthly Anniversary Day;

3)              is the amount of any Partial Surrenders (i.e., withdrawals) under the policy since the preceding Monthly Anniversary Day;

4)              is accumulated interest credited to the Reset Account Value;

5)              is thethe Reset Account Monthly Deduction for the month following the Monthly Anniversary Day; and

6)              is the Surrender Charge for any Reduction in specified amount on the Monthly Anniversary Day.

On any day other than a Monthly Anniversary Day, the Reset Account Value will be the Reset Account Value as of the preceding Monthly Anniversary Day, plus all Net Premium Payments received since the preceding Monthly Anniversary Day, less Partial Surrenders, plus accumulated interest credited to the Reset Account Value.

The Reset Account Value on the Policy Date will be the initial Net Premium Payment received less the Reset Account Monthly Deduction for the first policy month.

The Reset Account Monthly Deduction is the Reset Account Monthly Cost of Insurance, plus the monthly charge, if any, for other riders, and plus the Reset Account Monthly Administrative Fee.  The Reset Account Monthly Cost of Insurance and the Reset Account Monthly Administrative Fee are Reference Rates and Fees only and are used solely for the purpose of calculating benefits provided by the rider.  These Reference Rates and Fees differ in amount from the policy Cost of Insurance Charge and policy monthly Administrative Fee used to calculate Accumulation Value under your policy.

On each Policy Anniversary, the Reset Account Value may increase to reflect positive investment performance. If the Reset Account Value on any Policy Anniversary is less than the Accumulation Value on that same policy anniversary, the Reset Account Value will be increased to equal the Accumulation Value. Refer to the No-Lapse Reset Account Provision of the No-Lapse Enhancement Rider attached to your policy.

Death Benefits Under the Policy and the Rider.  You will select a “guaranteed minimum death benefit” on the application for your policy. This Guaranteed Minimum Death Benefit will be used in determining the actual Death Benefit Proceeds provided by the no-lapse value provision.  The Guaranteed Minimum Death Benefit you select under the provisions of the No-Lapse Enhancement Rider will only affect the Death Benefit Proceeds payable under the terms of this rider if the rider is actively preventing the policy from lapsing.  It will be shown on the policy specifications page.

The initial Guaranteed Minimum Death Benefit you select must be between 70% and 100% of the initial specified amount for the policy. The higher the percentage you select, the higher the ongoing premium payments which will be required to maintain a No-Lapse Value and/or Reset Account Value greater than zero. If the policy specified amount is later decreased below the Guaranteed Minimum Death Benefit, the Guaranteed Minimum Death Benefit will automatically decrease to equal the specified amount as of the same effective date. If the policy specified amount is later increased, the Guaranteed Minimum Death Benefit will not automatically increase.

If the Net Accumulation Value is sufficient to cover the accumulated, if any, and current Monthly Deductions, the death benefit payable will be determined by the death benefit option in effect. Refer to the section headed “Death Benefits” for more information.

If the Net Accumulation Value is insufficient to cover the accumulated, if any, and current Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing. Each provision triggers a different death benefit.

If the no-lapse value provision is actively keeping the policy from lapsing, the death benefit (the “No-Lapse Provision Death Benefit”) is the Guaranteed Minimum Death Benefit less any Indebtedness and less any Partial Surrenders (i.e., withdrawals) received by the policy owner after the date of insured’s death.  This death benefit may be less than the specified amount of the policy.

If the reset account value provision is actively keeping the policy from lapsing, the death benefit (the “Reset Account Value Provision Death Benefit”) is the greater of:

1)              a) the lesser of

(i)             the current specified amount and

(ii)          Initial specified amount), minus

b)              Indebtedness, and minus

c)               any Partial Surrenders (i.e., withdrawals) after the date of death; or

2)              an amount equal to the Reset Account Value multiplied by the applicable percentage shown in the corridor percentages table of the policy specifications, less any Indebtedness and less any Partial Surrenders after the date of death.

If the requirements of both of these provisions are met, the death benefit payable will be the greater death benefit amount triggered by either of the provisions. Refer to the section headed “Death Benefits” for more information.

If this rider prevents the policy from lapsing, and subsequent Premium Payments are made such that the Accumulation Value is sufficient to cover the Monthly Deductions, the death benefit payable will be determined by the death benefit option in effect.  During the period that the rider is preventing the policy from lapsing, the Monthly Deductions under your policy, which consist of the monthly Cost of Insurance Charge, the monthly cost of any riders, and the monthly Administrative Fee, will continue and will be accumulated.  A statement will be sent to you, at least annually, which reflects the accumulated amount of those deductions.  If the rider terminates for any reason, the accumulated and current Monthly Deduction would have to be paid to prevent lapse, and we will send you a notice stating the amount of premiums you would be required to pay to keep your policy in force (see section headed “Lapse and Reinstatement”).

The following examples demonstrate for the policy described below the death benefit under the policy as well as the death benefits calculated under both the No-Lapse Provision and the Reset Account Value Provision of the No-Lapse Enhancement Rider.  The column headed “No-Lapse Enhancement Rider Death Benefit” shows the amount of the benefit which would be paid if the Rider were preventing lapse.  That benefit is the greater of the No-Lapse Provision and the Reset Account Value Provision.

•                  Insured:  Male Standard Non-tobacco, age 55

•                  Specified Amount:  $1,000,000

•                  Annual premium payment:  $18,500 paid annually at or before the beginning of each of the first 30 policy years

•                  No Indebtedness on the policy

•                  Death Benefit Option:  1 (level)

•                  Benefit Selection Option:  Not Elected

•                  Assumed Investment Return:  8.00% gross (7.26% net)

•                  No-Lapse Provision Guaranteed Minimum Death Benefit Percentage = 90% of Initial specified amount

End of Year	Age	Accumulation Value	Policy Death Benefit	No-Lapse Provision Death Benefit	Reset Account Value Provision Death Benefit	No-Lapse Enhancement Rider Death Benefit
10	65	96,229	1,000,000	900,000	1,000,000	1,000,000
20	75	294,510	1,000,000	900,000	1,000,000	1,000,000
30	85	584,424	1,000,000	900,000	—	900,000
40	95	745,856	1,000,000	900,000	—	900,000
50	105	1,114,200	1,114,200	900,000	—	900,000

The above example shows a policy that has sufficient Accumulation Value to remain in force.  Thus, the No-Lapse Enhancement Rider is not needed to prevent the policy in the example above from lapsing.  In this example, the death benefit option selected by the policy owner will determine the amount payable upon the death of the insured.

The example below uses all of the same assumptions as are used for the example above, except for the Assumed Investment Return set forth below:

•                  Assumed Investment Return:  0.00% gross (-0.74% net)

End of Year	Age	Accumulation Value	Policy Death Benefit	No-Lapse Provision Death Benefit	Reset Account Value Provision Death Benefit	No-Lapse Enhancement Rider Death Benefit
10	65	55,201	1,000,000	900,000	1,000,000	1,000,000
20	75	92,217	1,000,000	900,000	1,000,000	1,000,000
25	80	48,650	1,000,000	900,000	1,000,000	1,000,000
30	85	—	—	900,000	—	900,000
40	95	—	—	900,000	—	900,000
50	105	—	—	900,000	—	900,000

The second example shows a policy in which the Accumulation Value declines to 0 in between policy years 25 and 30.  At that point, the No-Lapse Enhancement Rider will keep the policy from lapsing.  The No-Lapse Enhancement Rider Death Benefit is the greater of the No-Lapse Provision Death Benefit and the Reset Account Value Death Benefit.  Therefore, once the rider begins to prevent lapse, it will provide a Guaranteed Minimum Death Benefit of $900,000 (as elected by the policy owner at the time of application for the policy).  In this example, the death benefit provided by the No-Lapse Enhancement Rider is less than the death benefit which would have been payable under the death benefit selected by the policy owner had the Accumulation Value been sufficient to keep the policy in force without the No-Lapse Enhancement Rider.

The No-Lapse Enhancement Rider can provide benefits when your policy’s Accumulation Value is insufficient to prevent a policy lapse, which would otherwise terminate all policy coverage.  Rider benefits can prevent a policy lapse when the policy’s Accumulation Value is reduced by deductions for policy charges and fees, poor investment performance, partial surrenders of Accumulation Value, Indebtedness for Policy Loans, or any combination of these factors.

Automatic Rebalancing Required.  You must maintain Automatic rebalancing in order to keep this rider in effect. Automatic rebalancing will be in effect when the policy is issued. If you discontinue Automatic rebalancing after the policy is issued, this rider will terminate. After this rider terminates, the policy will remain in force only if the Accumulation Value is sufficient to cover the Monthly Deductions. Refer to the section headed “Optional Sub-Account Allocation Programs” for more information about Automatic rebalancing.

We reserve the right to restrict your allocation to certain Sub-Accounts to a maximum of 40% of the policy Accumulation Value in order to keep this rider in effect.  While we currently do not restrict your allocation rights, your policy will include a listing of the Sub-Accounts available as of the Policy Date to which allocation may be so restricted.  The decision to enforce this restriction will be based on an annual review of the Separate Account investments of all owners of this product. If we determine that the investments of all owners are highly concentrated in certain Sub-Accounts, then Sub-Accounts with higher concentrations than anticipated will be subject to the restriction. Any restriction will apply to all owners of this product. If such a restriction is put in place in the future, you will be notified in writing and advised if it is necessary to reallocate the policy Accumulation Value or subsequent Premium Payments among Sub-Accounts which are not subject to the restriction and advised of the steps you will need to take, if any, in order to keep the rider in effect.  We will not reallocate the Accumulation Value to comply with any such restriction except pursuant to your instructions. You may provide instructions for reallocation in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing. If you choose not to reallocate the Accumulation Value of your policy to comply with a Sub-Account restriction, this rider will terminate.  If this rider is actively preventing the policy from lapsing and this rider terminates as a result of the owner’s failure to comply with a Sub-Account restriction, then the policy will lapse.

Duration of No-Lapse Protection.  The duration of the no-lapse coverage will be determined monthly by referencing the No-Lapse Account Value and the Reset Account Value. The duration is determined by projecting the first Monthly Anniversary Day on which future deductions for the rider rates and fees would cause both the No-Lapse Value and Reset Account Value to reach zero. Because the duration is recalculated on a monthly basis, higher Premium Payments and credited interest will increase the duration, while Partial Surrenders and adjustments for rider Reference Rates and Fees will reduce the duration. In general, later Premium Payments are credited with less interest over time, resulting in a lower No-Lapse Value and Reset Account Value, and a shorter duration of no-lapse protection.

The duration of the lapse protection provided by this rider may be reduced if:

1)              premiums or other deposits are not received on or before their due date; or

2)              you initiate any policy change that decreases the No-Lapse Value or Reset Account Value under the policy. These changes include, but are not limited to, Partial Surrenders, Policy Loans, increases in specified amount, and changes in death benefit option.

The Company will determine the duration of the lapse protection based on the situation in 1) and 2) above by recalculating the No-Lapse Value and the Reset Account Value. In general, later Premium Payments are credited with less interest over time, resulting in a lower No-Lapse Value and Reset Account Value. A lower No-Lapse Value or Reset Account Value will reduce the duration of lapse protection. The following example shows the impact of delayed Premium Payments on the duration of lapse protection:

Sample Policy

•                  Insured: Male Standard Non-tobacco, age 55

•                  Specified amount: $1,000,000

•                  Benefit Selection Option:  Not elected

•                  Planned annual premium payment: $13,000

Duration of lapse protection:

1)              if premiums are received on the planned payment date each year: 326 months; or

2)              if premiums are received 30 days after the planned payment date each year: 322 months.

The impact of late Premium Payments on the duration of the lapse protection varies by policy. If both the No-Lapse Value and the Reset Account Value, less any Indebtedness, are zero or less, this rider will not prevent your policy from lapsing. Payment of sufficient additional premiums while this rider remains in force will increase one or both of the values to an amount greater than zero, and the rider will provide lapse protection. You may obtain information about your policy’s current duration of lapse protection and the impact that late Premium Payments may have on that duration by requesting a personalized policy illustration from your financial adviser.

Rider Termination.  This rider and all rights provided under it will terminate automatically upon the earliest of the following:

1)              the insured reaches age 121; or

2)              surrender or other termination of the policy; or

3)              Automatic rebalancing is discontinued; or

4)              an allocation restriction requirement is not met within 61 days of notification to you of such a requirement.

If the policy terminates and is reinstated, this rider will likewise be reinstated unless the rider terminated before the policy terminates.

FREDERICK C. TEDESCHI, VICE PRESIDENT

 AND ASSOCIATE GENERAL COUNSEL

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

ONE GRANITE PLACE

CONCORD, NEW HAMPSHIRE 03301

Phone: 603-226-5105

Fax: 603-226-5448

Frederick.Tedeschi@LFG.com

April 25, 2008

Ellen J. Sazzman, Esquire

Senior Counsel

Office of Insurance Products

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549-4644

Re:	Lincoln Life & Annuity Flexible Premium Variable Life Account M of Lincoln Life & Annuity Company of New York — Registration Statement on Form N-6; File No: 333-148917

Dear Ms. Sazzman:

Thank you for your letter of comments on our filing referred to above.

Set forth below are our responses to your comments; the responses follow the paragraph numbering of your letter.  The page numbers in italics preceding new or redrafted language refer to the enclosed marked courtesy copy of the prospectus and of the SAI.  The markings below show only the changes made in response to your comments.  However, as you requested, the marked courtesy copy retains the markings of changes made with our initial filing as well as marking the changes made in response to your comments.  In addition, we have made other minor changes (all of which have been marked), largely to more clearly indicate which terms are defined terms.

1.                           Cover page (p.1)

SEC Staff Comment:  Please confirm that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

Response:  The contract name on the front cover of the prospectus (the Lincoln VULONE 2007) is and will continue to be the same as the EDGAR class identifier.

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2.                           Defined Terms (pp. 5-6)

SEC Staff Comment:  Certain terms, for example, “Sub-Account” and “Accumulation Value”, are used throughout the registration statement without any definition.  Please provide a glossary of defined terms used in this filing.

Response:  The terms to which you refer are defined (see, for example, accumulation value is defined in the discussion of policy values at p. 54 and where clearly relevant to text, see fn 4 on p. 13, and Sub-Accounts are defined on p. 18 where the Sub-Accounts and the funds are discussed).   However, I agree that a glossary of terms would be helpful to the reader and I have prepared (and attach to this letter) such a glossary.  It will be inserted at the end of the prospectus, and the following sentence will be added at the end of the Table of Contents:

Capitalized terms used in this prospectus are defined where first used or in the Glossary of Terms beginning on page     of this prospectus.

3.                           Risk Summary (pp. 6-7)

SEC Staff Comment:  Please describe in greater detail (at page 7) the possibility of adverse tax consequences.  See Form N-6, Item 2(c).

Response:  The section headed “Tax Consequences” will be revised to read as follows (pp. 7-8):

Tax Consequences.  As noted in greater detail in the section headed “Tax Issues”, the federal income tax treatment of life insurance is complex and current tax treatment of life insurance may change. There are other federal tax consequences such as estate, gift and generation skipping transfer taxes, as well as state and local income, estate and inheritance tax consequences. You should always consult a tax adviser about the application of federal and state tax rules to your individual situation. The following discussion highlights tax risks in general, summary terms.

Tax Treatment of Life Insurance Contracts. The policies are designed to enjoy the favorable tax treatment afforded life insurance, including the exclusion of death benefits from income tax, the ability to take distributions and loans over the life of your policy, and the deferral of taxation of any increase in the value of your policy.  If the policy does fail to qualify, you will be subject to the denial of those important benefits.  In addition, if you pay more premiums than permitted under the federal tax law your policy may still be life insurance but will be classified as a modified endowment contract whereby only the tax benefits applicable to death benefits will apply and distributions will be subject to immediate taxation and to an added penalty tax.

Tax Law Compliance.  We believe that the policy will satisfy the federal tax law definition of life insurance, and we will monitor your policy for compliance with the tax law requirements.  The discussion of the tax treatment of your policy is based on the current policy, as well as the current rules and regulations governing life insurance.  Please note that changes made to the policy, as well as any changes in the current tax law requirements, may affect the policy’s qualification as life insurance or may have other tax consequences.

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4. a.               Transaction Fees Table (p.9)

SEC Staff Comment:  Please disclose any applicable premium taxes in this table.  See Form N-6, Item 3

Response:  There is no separate charge for premium taxes imposed by the policy.  The maximum sales charge imposed on premiums (load) of 7.0% (4.0% in policy years 21 and later) is anticipated to cover the company’s costs for sales expenses and any policy-related state and federal tax liabilities.  In considering policy-related state taxes, the Company considers the average of the taxes imposed by the states rather than any taxes specifically imposed by the state in which the policy owner resides.  Under such circumstances, we believe that Instruction 1 (c) to Item 3 permits our presentation.

4.b.                 SEC Staff Comment:  Please clarify supplementally the circumstances under which the cost of insurance charge would be zero.

Response:  The minimum cost of insurance charge shown in the table rounds to 0.00.  As requested in the instructions for the Fee Table, we round amounts to the nearest dollars and cents.

5.a.                  Periodic Charges Table (pp. 10-15)

SEC Staff Comment:  Please clarify (at p. 10) whether the loan interest rate displayed in the table is gross or net.

Response:  The interest rate shown in the table is gross.  The following sentence will be added to footnote 2 (p. 12):

The net cost of your loan (that is the difference between the interest rate charged on amounts borrowed and the interest rate credited to amounts held in the Loan Account) is 1.0% in policy years 1 — 10 and 0.1% in policy years 11 and later.

5.b.                 Periodic Charges Table (pp. 10-15)

SEC Staff Comment:  Please clarify (at p. 13) the description of the charge for the Waiver of Monthly Deduction Rider, e.g., please explain the terms “rate factor” and “covered monthly charges”.  .

Response:  The Periodic Charges Table data for the Waiver of Monthly Deduction Rider will be revised as follows (p. 14):

Charge	When Charge is Deducted	Amount Deducted
Waiver of Monthly Deduction Rider (6)	Monthly	A percent of all other covered monthly charges (6).

Maximum Charge		12.0% of all other covered monthly charges.

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Minimum Charge	2.0.% of all other covered monthly charges.

Charge for a Representative Insured	For a male, age 45, standard non-tobacco, the maximum percentage is 3.5% of all other covered monthly charges.

For a female, age 45, standard non-tobacco, the maximum percentage is 5% of all other covered monthly charges.

We have deleted the words “Rate factor is” inasmuch as the amount actually deducted is a percent of the covered monthly charges – the range of which is shown in the table. The following sentence defining the term “covered monthly charges” will be added to footnote 6 (p. 14):

“Covered monthly charges” are the Monthly Deductions under the policy:  the Cost of Insurance Charge, Administrative Fee, and the cost of any riders.

6.                           Total Annual Funds Operating Expenses Table (pp. 13-14)

SEC Staff Comment:  If applicable, please confirm to staff that the Total Fund Operating Expenses table for the portfolio companies includes fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more Acquired Funds calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.  Please clarify the use of the term “underlying funds” in Footnote 7.

Response:  The data in the Total Fund Operating Expenses table does include the fees and expenses incurred indirectly by the portfolio companies as a result of investment in one or more Acquired Funds.

An explanation of the term “underlying funds”, which is first used in the section headed “Policy Summary — Benefits of Your Policy” will be included at that point.  The revised language reads as follows (p. 5):

Premium payments and cash values you choose to allocate to Sub-Accounts are used by us to purchase shares of funds which follow investment objectives similar to the investment objectives of the corresponding Sub-Account.  Those funds are referred to in this prospectus as “underlying funds”.

In addition, the word “underlying” will be inserted in the second sentence of the paragraph which precedes the Total Annual Funds Operating Expenses Table.  The revised sentence will read as follows (p. 14):

The table shows the minimum and maximum total operating expenses charged by the underlying funds that you may pay during the time you own your policy.

In addition, the phrase “as well as Fund Operating Expenses of mutual funds which are acquired by any of the underlying funds which operate as fund of funds”

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(footnote 7, page 15) has been deleted for the reasons discussed in connection with filing 333-146507.  In addition, I have added reference to “redemption fees” to this footnote using the language added in that filing.

7.                           Sub-Accounts and Funds (pp. 18-23)

SEC Comment:  With respect to the funds of funds described in footnote (2) on p. 23, please clarify in this section whether any underlying funds pay 12b-1 fees to Lincoln National Life Insurance Company or its affiliates.

Response:   The following sentence will be added at the end of footnote 2 (p. 23):

None of the mutual funds, the shares of which are purchased by these Funds of Funds, pay 12b-1 fees to Lincoln Life or its affiliates.

8.a.                  Policy Charges and Fees  (pp. 24-28)

SEC Staff Comment: The Premium Load section on page 24 refers to state and federal tax liabilities.  Please disclose how the charge relates to applicable premium taxes to be disclosed in the Transaction Fees table on page 9.

Response:  The Premium Load is determined during the course of our pricing the product to produce revenue designed to cover the projected state premium tax and federal DAC tax costs as well as a part of the sales expenses projected to be incurred by the Company.  In considering policy-related state taxes, the Company considers the average of the taxes imposed by the states rather than any taxes specifically imposed by the state in which the policy owner resides.  Those projected costs are not broken down among the various costs and expenses.  We believe that Instruction 1 (c) to Item 3 does not require that a policy be designed to separately state those items, and, therefore, the Company actuaries have not separately determined those costs.

8.b.i.           Policy Charges and Fees (pp 24-28)

SEC Staff Comment:  Please clarify that the phrase “the date of an increase in specified amount” refers to the most recent increase.

Response:   Each increase in specified amount is separately tracked.  To clarify this, in the first sentence, the word “an” will be changed to “each”.  To further clarify this, the following sentences will be added following the third sentence of the first paragraph (p. 26):

If you increase the specified amount, a new Surrender Charge will be applicable to each increase. This charge is in addition to any Surrender Charge on the existing specified amount. Upon an increase in specified amount, we will send you a confirmation of the increase.

And the following phrase will be added to the first sentence of the second paragraph following the words “15 years” (p. 26):

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from the Policy Date for the initial specified amount and 15 years from the date of each increase in specified amount

The language has been rewritten to clearly distinguish between the durations of the surrender charges for the initial specified amount and reductions in the specified amount as the result of a Full Surrender and as a result of Reductions in the initial specified amount and in subsequent increases in specified amount.

8.b.ii.        Policy Charges and Fees (pp. 24-28)

SEC Staff Comment:  Please clarify the phrase “issue of the initial specified amount” at the top of page 25, paragraph A1.

Response:  The phrase reflects that a surrender charge will be imposed if the decrease in specified amount occurs within 10 years of the issuance of the policy. Paragraph A says that no surrender charges will be imposed for a decrease in specified amount which occurs more than 10 policy years from the policy date.  During the first 10 years from the policy date (or for ten years following an increase in the specified amount), a decrease in the specified amount will be subject to a surrender charge. (See discussion of comment 8.b.iii., below).

As a result of this comment and comments 8.b.i, 8.b.iii., 8.b.iv, and 8.b.v., subheadings have been added to this section and a new paragraph has been added to the beginning of the section which is designed to make clearer the actions for which surrender charges would be imposed and to provide defined terms which would be used in the section as well as the remainder of the prospectus.  The new first paragraph, and its sub-heading, is set forth below (p. 25):

General:

Your policy gives you the right to (i) fully surrender your policy (a “Full Surrender”) and receive the “accumulation value” of the policy less any applicable Surrender Charges (which is called the policy’s “Surrender Value”); (ii) partially surrender your policy and receive from the accumulation value of your policy the amount you specifically request in cash (a “Partial Surrender”); and (iii) request a reduction in the specified amount of your policy (a “Reduction in Specified Amount”).  The “Accumulation Value” of your policy is the sum of the Fixed Account value, the Separate Account value, and the Loan Account value (see section headed “Premiums — Policy Values” for discussion of how these values are calculated).  In addition, Partial Surrenders are limited to 90% of the policy’s Surrender Value (see section headed “Policy Surrenders – Partial Surrenders” for a detailed discussion).

In addition to the changes discussed above in paragraphs 2 and 3, all but those paragraphs, paragraphs four and five, and the last three paragraphs of the section describing the calculation of the surrender charge have been redrafted, and we believe that the revised paragraphs and their respective new sub-headings respond to the concerns raised in the Comment letter.  The revised paragraphs are set forth below (pp. 26-28):

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Full Surrenders:

If you request a Full Surrender of your policy in which the specified amount has neither increased nor decreased, the Surrender Charge will be the amount per $1,000 of specified amount as stated in your policy specifications for the number of years since the Policy Date.

If you request a Full Surrender of your policy after you have requested one or more increases in the specified amount, the Surrender Charge will equal 1) plus 2) where:

1)              is the amount per $1,000 of initial specified amount for the number of years since the Policy Date; and

2)              is the amount per $1,000 of increase in specified amount for the number of years since the date of each increase.

If you request a Full Surrender of the policy in which you have requested a Reduction in Specified Amount, the Surrender Charge will equal 1) multiplied by 2) where:

1)              is the amount per $1,000 of specified amount for the number of years since the Policy Date; and

2)              is one minus the percentage of the initial specified amount for which a Surrender Charge was previously assessed.

The charge assessed upon a Full Surrender will not exceed the policy’s Accumulation Value.

Reduction in Specified Amount:

If you request a Reduction in Specified Amount of your policy when no previous increase in specified amount has been made, the Surrender Charge will be calculated as 1) minus 2) divided by 3) and then multiplied by 4), where:

1)   is the amount of this decrease (plus any prior decreases);

2)   is the greater of an amount equal to 25% of the initial specified amount or the sum of all prior decreases;

3)                is the initial specified amount; and

4)   is the then applicable Surrender Charge.

The same calculation is made each time you request a Reduction in Specified Amount.

If you request a Reduction in Specified Amount of your policy when you previously have requested an increase in specified amount, each increase in specified amount (or part thereof, if your request for Reduction in Specified Amount is for less than the full amount of the most recent increase in specified

7

amount) will be surrendered separately on a last in, first out basis.  That is, the most recently requested increase in specified amount will be surrendered first, even if there are earlier increases in specified amount which were made more than 10 years prior to your request for a Reduction in Specified Amount.  The surrender charge will be calculated as if the most recent increase were the only increase  If your request for Reduction in Specified Amount exceeds the amount of the most recent increase in specified amount, then the next most recent increase (or part thereof) will be surrendered until your requested Reduction in Specified Amount has been satisfied. Such surrenders may include a part of the policy’s initial specified amount.  Any requests for Reduction in Specified Amount thereafter will be handled in a similar manner, that is, the most recent increase in specified amount or remaining part of a previous increase in specified amount will be next surrendered in whole or in part.

If you engage in a series of increases and reductions in specified amount, the latest increase in the specified amount of your policy will be surrendered in whole or in part should you thereafter request a Reduction in Specified Amount.

We may limit requests for Reduction in Specified Amount to the extent there is insufficient value to cover the necessary Surrender Charges.

Partial Surrender:

There is no Surrender Charge if you request a Partial Surrender.  However, we reserve the right to limit the total of all Partial Surrenders to 90% of the policy’s Surrender Value (see section headed “Policy Surrenders — Partial Surrenders” for a detailed discussion).  In addition, a Partial Surrender may reduce the policy’s specified amount if you have elected Death Benefit Option 1 (see section headed “Policy Surrenders — Partial Surrenders” for detailed discussion). In addition, we may decline a request for a Partial Surrender which results in a reduction in the policy’s specified amount below the minimum specified amount or below the level required to maintain the policy as life insurance for the purposes of federal income tax law (see section headed “Tax Issues — Taxation of Life Insurance in General” for detailed discussion).

8.b.iii.     Policy Charges and Fees (pp. 24-28)

SEC Staff Comment:  Please clarify how the surrender charge is calculated on page 26. For example, please clarify what “other” decreases are referred to in paragraph B.  Please clarify whether paragraph B only applies to decreases in specified amount as opposed to full surrender.  Please clarify the reference to “prior decreases” in paragraph B.1).  Please also consider whether the surrender charge schedule referred to in paragraph B.4) can be described more specifically in the prospectus.

Response:  The calculation described in paragraph B applied in all situations not described in paragraph A.  Specifically, the words “other decreases” referred to decreases in the specified amount which occur within the first 10 policy years.

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As noted above in response to comment 8.b.ii, the paragraphs describing the calculation of the surrender charge have been redrafted.  We believe that the redraft addresses this comment.

The surrender charge schedule is quite unique to each policy and policy owner.  The surrender charge varies by (i) age of the insured, (ii) gender of the insured, (iii) underwriting class, (iv) restrictions placed by the State of New York; (v) the initial specified amount and the number of years since the policy date, and (vi) the amount of each increase in specified amount and the effective date of each such increase in specified amount.

We have considered including one or more examples to demonstrate when surrender charges would be imposed and how such charges would be calculated.  We have concluded that one example, or even a set of examples, would not assist the reader.  The examples would either be too numerous or too complex to be relevant to the reader and might only accidentally address the unique circumstances applicable to the specific owner.  We believe that the surrender charges which might be imposed would best be shown in a personalized illustration prepared by the registered representative at the time the purchaser is considering applying for the policy and at the time a policy owner is considering a surrender or a Reduction in Specified Amount.  Accordingly, the following language will be added as a new paragraph immediately following the fifth paragraph of the Surrender Charge section (p. 26):

When you apply for the policy, your financial adviser can prepare personalized illustrations that reflect the Surrender Charges that would apply if you request a Full Surrender or a Reduction in Specified Amount at various points during your policy ownership.  In addition, after your policy is issued, please also contact your financial adviser before you request a Full Surrender or a Reduction in Specified Amount of your policy and ask for a personalized illustration that would reflect the amount of the Surrender Charges that would be imposed on the transaction you are considering and their impact on your policy values.

8.b.iv. Policy Charges and Fees (pp. 24-28)

SEC Staff Comment:  Please clarify why an increase in specified amount is subject to a “surrender” charge.  Please also provide examples of how the surrender charge is calculated for decreases in specified amount, both for decreases where the sum of prior decreases exceeds and is lower and 25% of the initial specified amount.  Please also clarify how a new surrender charge will be applicable to each increase in specified amount as stated at the middle of page 25.

Response:  When a policy owner requests an increase in the specified amount of the policy, a surrender charge applicable to that increase is calculated but would only be imposed if the increase in specified amount is itself surrendered within 15 years from the date of the increase in specified amount.  The new surrender charge would be needed for basically the same reasons as the initial surrender charge was needed, that is the new surrender charge is in part a deferred sales charge and in part a recovery of certain administrative costs.  Imposing a charge in the event of a surrender, whether of the initial specified amount or the amount of an increase in specified amount, allows the company to recover these costs over

9

that period of years and protects the company in the event that period of years is shortened by voluntary surrender of the policy by the policy owner.

As noted above in response to comment 8.b.ii, the paragraphs describing the calculation of the surrender charge have been redrafted extensively.  We believe that the redraft addresses this comment.

8.b.v.  Policy Charges and Fees (pp. 24-28)

SEC Staff Comment:  Please clarify how the surrender charge is calculated upon full surrender as described in the second paragraph from the bottom of page 25.

Response   As noted above in response to comment 8.b.ii, the paragraphs describing the calculation of the surrender charge have been redrafted.  We believe that the redraft, which deleted the language relating to prior decreases, addresses this comment.

8.b.vi. Policy Charges and Fees (pp. 24-28)

SEC Staff Comment:  Please provide examples for each event triggering a surrender charge, including the impact of surrender charges in the first year of a contract.

Response:  In view of the extensive revisions made to the surrender charge section, we believe that the enhanced and clarified discussion of the types of transactions for which, and the times at which, surrender charges are imposed provides much clearer disclosure and that specific examples would not be likely to provide additional assistance to the reader to see the actions on which charges would be imposed.

9.                           Transfer Fee (p. 26)

SEC Staff Comment:  Please disclose how contractowners will be informed if there is a material change in the investment strategy of a subaccount as described on page 26.  Please make this same revision to the Statement of Additional Information (SAI), at page 3.

Response:  The following sentence will be added to the end of the second paragraph of the Transfer Fee section (p, 29; SAI p. 4):

You will be provided written notice in the event that such a change is made.

10.                     Right to Examine (p. 30)

SEC Staff Comment:  Please disclose if any charges will be deducted from premium payments before they are refunded.  Please also revise the disclosure to state that if a contractowner returns the policy during the right to examine period, he will receive the greater of premiums paid or the surrender value of the policy.

10

Response:  We believe that the last sentence of the second paragraph clearly disclosed that, upon exercise of the right to return, we will return the “full amount of any premium payments made”.

In addition, we believe that the laws of the state in which the policy is issued (in this case, the policy will only be issued in New York), control the amount that the policy owner will receive upon the exercise of the right to return.  In this case, New York requires the return of the full amount of the premium paid, without deduction for any charges or fees.  We are not aware of any change in the longstanding position of the SEC which permits registrants to follow the provisions of the law of the state in which the policy is issued with respect to the amount to be paid to the policy owner who exercises a right to return.

11.                     Market Timing (pp. 31-33)

SEC Comment:  Please disclose the potential assessment by the funds of a redemption fee or any other fees in a footnote to the Total Annual Fund Operating Expenses table.

Response:  The following sentences will be added to the end of the footnote to the Total Annual Fund Operating Expenses table (p. 15):

In addition, certain underlying funds have reserved the right to impose fees when fund shares are redeemed within a specified period of time of purchase (“redemption fees”) not reflected in the table above.  As of the date of this prospectus, none have done so.  Redemption fees are discussed in the Market Timing section of this prospectus and further information about redemption fees is contained in the prospectus for such funds, copies of which accompany this prospectus or may be obtained by calling 1-800-444-2363.

12.                     Riders (p. 34)

SEC Staff Comment:  Please clarify at the beginning of this section whether any of these riders are mutually exclusive, how many of these riders may be concurrently elected by a contractowner, and any negative consequences to having more than one rider in effect at the same time.

Response:  The discussion referred to relates to the charges for the riders, rather than a description of the features of the riders (which appears later in the prospectus).  The introduction to the latter section will be expanded to include the items mentioned.  However, to clarify the discussion of the rider charges, the following introduction will be added to the rider charges section (p. 30):

The following paragraphs describe the charges for the riders listed below.  The features of the riders available with this policy and any limitations on the selection of riders are discussed in the section headed “Riders”.

In addition, the following sentence will be added to the first paragraph immediately following the third sentence (p. 38):

Any such enhancements or restrictions are discussed when the terms of the rider is discussed.

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The following will be added to the paragraph introducing the Riders section (pp. 37-38):

Some of the riders discussed below are optional and you must decide whether to apply for those riders.  Optional riders include the Waiver of Monthly Deduction Rider, the Change of Insured Rider, and the Estate Tax Repeal Rider.   The No-Lapse Enhancement Rider, the Premium Reserve Rider, and the Overloan Protection Rider will automatically be included with your policy.

13.                     Estate Tax Repeal Rider (p. 37)

SEC Staff Comment:  Please put the disclosure for this rider into plain English.  For example, please explain when it would be in a contractowner’s interest to select this rider.  Please also clarify the phrase “federal estate tax repeal”, the phrase “extends” (given that the provisions may be modified), whether the surrender charges will be deducted, and the start date.

Response:  The first two paragraphs will be revised to read as follows (p. 40):

If desired, you must select this rider when you initially apply for your insurance policy.  This rider will allow you to cancel your policy for an amount equal to the Surrender Value of the policy, plus any applicable Surrender Charge, if the federal estate tax repeal (as defined below) as set forth in the Economic Growth and Tax Relief Reconciliation Act of 2001 (H.R. 1836) (“ETRRA”) is extended.  You should discuss with your financial and tax advisers whether, and the extent to which, the benefits of this rider would assist you in reaching your long term financial, estate planning, and other goals.  For example, if you and your financial and tax advisers determined that this policy is to be purchased solely for the purpose of reducing estate taxes, you should discuss with your financial and tax advisers what impact possible Congressional action (or inaction) with respect to the federal estate tax may have on your estate and other plans.  There is a one-time $250 charge at issue for this rider.

For purposes of this rider, “estate tax repeal” will be deemed to have occurred if federal legislation is enacted into law that extends or otherwise delays the effective date of the estate tax repeal provisions set forth in ETRRA for at least two years beyond January 1, 2011.  This new federal legislation must take effect on January 1, 2010, and must be enacted by the Congress and signed into law on or before December 31, 2010.

In the event of an “estate tax repeal” as discussed in the preceding paragraph, you have a 12 month window in which to exercise the benefits of the rider.  The start date for the 12 month window is the later of (i) January 1, 2010, or (ii) the date in 2010 upon which the “estate tax repeal” is enacted and signed into law.

14.a.            No-Lapse Enhancement Rider (pp. 37-42)

SEC Staff Comment:  Please clarify the phrase “adjustments for rider reference rates” in the first paragraph of the rider.

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Response:  We will replace the phrase “adjustments for rider reference rates” with a clearer reference to the costs of riders other than the No-Lapse Enhancement Rider.  The last sentence will be revised to read as follows (p. 41):

Partial surrenders and the costs of other riders which have their own charges will reduce the duration of lapse protection.

14.b.           No-Lapse Enhancement Rider (pp. 37-42)

SEC Staff Comment:     Please clarify the reference to the subsection headed “Rider Termination” described at the top of page 38.

Response:  We will insert the heading “Rider Termination” on page 47 preceding the next to last paragraph which begins with the sentence: “This rider and all rights provided under it will terminate…”

14.c.i.  No-Lapse Enhancement Rider (pp. 37-42)

SEC Staff Comment:     Please clarify the calculation of the no-lapse value at the bottom of page 38.  Please define monthly anniversary day as referenced in subparagraph 5).

Response:  The intent is to refer to the same monthly anniversary day on which the calculation is being made.  Monthly anniversary day is defined in the section headed “Policy Charges and Fees” as the policy date and the same day of each month thereafter.  The lead in sentence to the calculation will be revised to refer to the definition as follows (p. 42):

On each Monthly Anniversary Day (see section headed “Policy Charges and Fees” for a discussion of “Monthly Anniversary Day”), the No-Lapse Value will be calculated as:

With the addition of the cross-reference to the definition of Monthly Anniversary Day, we believe that the five sub-clauses of the text which discusses how the no-lapse value is calculated needs no further revision.  The last sentence which refers to the No-Lapse Monthly Deduction discloses to the reader the components of that charge (to which reference is made in the last of the five sub-clauses immediately proceeding that sentence).  To further clarify the No-Lapse Monthly Cost of Insurance and No-Lapse Monthly Administrative Fee are reference rates and fees used by the rider solely for calculating the No-Lapse Monthly Deduction, the following sentence will be added at the end of that sentence (p. 42):

The No-Lapse Monthly Cost of Insurance and the No-Lapse Monthly Administrative Fee are Reference Rates and Fees only and are used solely for the purpose of calculating benefits provided by the rider.  These Reference Rates and Fees differ in amount from the policy Cost of Insurance Charge and policy monthly Administrative Fee used to calculate Accumulation Value under your policy.

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14.c.ii.   No-Lapse Enhancement Rider (pp. 37-42)

SEC Staff Comment:     Please clarify the description of the No-Lapse Monthly Deduction.  For example please explain to staff and disclose the difference between the “no-lapse monthly cost of insurance” and the cost of insurance for the policy as a whole.  Footnote 3 to the Periodic Charges Table for this rider (at page 12) states that the cost of insurance charge for the policy has been adjusted to reflect the addition of the rider to the policy.  If the “no-lapse monthly cost of insurance” simply refers to the monthly cost of insurance charge please consistently use the latter term.

Response:  As noted in response to comment 14.c.i., the No-Lapse Monthly Deduction consists of two reference rates which are used in determining benefits provided by the rider.  The two reference rates and fees, the No-Lapse Cost of Insurance and the No-Lapse Monthly Administrative Fee, differ significantly from the policy cost of insurance and policy monthly administrative fee since each serves a different purpose.   That the No-Lapse Enhancement Rider uses reference rates and fees which differ from the rates and fees used to calculate the accumulation value of the policy is disclosed in the fifth paragraph of this section of the prospectus.  However, to further clarify that the reference rates and fees differ from the rates and fees which apply to the policy, the first full paragraph will be revised to read as follows (pp. 42):

We calculate the no-lapse value and reset account value based on a set of rates and fees which are reference rates and reference fees only and are used solely for the purpose of calculating benefits provided by the rider.  They will be referred to as the “Reference Rates and Fees”.  The Reference Rates and Fees used for the rider differ in amount from the rates and fees we use to calculate the Accumulation Value of the policy.

14.c.iii.            No-Lapse Enhancement Rider (pp. 37-42)

SEC Staff Comment:     Please clarify to what the phrase “any additional benefits” refers in the description of the No-Lapse Monthly Deduction.

Response:  The phrase “any additional benefits” refers to benefits which are provided by riders other than the no-lapse enhancement rider when those riders have their own charges.  The first sentence will be revised to read as follows (p. 42):

The No-Lapse Monthly Deduction is the No-Lapse Monthly Cost of Insurance, plus the monthly cost of any additional benefits provided by other riders that have their own charges, and plus the No-Lapse Monthly Administrative Fee.

14.c.iv.           No-Lapse Enhancement Rider (pp. 37-42)

SEC Staff Comment:     Please clarify what the phrase “no-lapse monthly administrative fee” refers to inasmuch as the Periodic Charges Table (at page 12) as well as the narrative on page 38 indicates that there is no separate charge for this rider.

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Response:  The phrase refers to rider reference fees, rather than actual fees as disclosed on the Periodic Charges Table.  Please see the proposed revision to text in the response to comment 14.c.ii., above.

14.c.v.              No-Lapse Enhancement Rider (pp. 37-42)

SEC Staff Comment:     Please specify what are the “reference rates and fees” referred to in the second full paragraph on page 38.

Response:  This paragraph will be divided into three separate paragraphs and the second of the three separate paragraphs will be revised to read as shown below (p. 42):

We calculate the No-Lapse Value and Reset Account Value based on a set of rates and fees which are reference rates and reference fees only and are used solely for the purpose of calculating benefits provided by the rider.  They will be referred to as the “Reference Rates and Fees”.  The Reference Rates and Fees used for this rider differ from the rates and fees we use to calculate the Accumulation Value of the policy.

Each provision’s value is based on a set of reference rates and fees unique to that provision. The No-Lapse Value Reference Rates and Fees are the No-Lapse Premium Load and the No-Lapse Monthly Deduction for a policy month (which includes the No-Lapse Monthly Cost of Insurance, the cost of any additional benefits provided by other riders that have their own charges, and the No-Lapse Monthly Administrative Fee).  The No-Lapse Reset Account Value Reference Rates and Fees are the Reset Account Premium Load and the Reset Account Monthly Deduction for a policy month (which includes the Reset Account Monthly Cost of Insurance, the cost of any additional benefits provided by other riders that have their own charges, and the Reset Account  Monthly Administrative Fee).

At the time we issue the policy, we fix the schedules of Reference Rates and Fees for the life of the policy. Refer to the No-Lapse Enhancement Rider form issued with your policy for more information about the actual schedules of Reference Rates and Fees applicable to your policy.

14.d.i. No-Lapse Enhancement Rider (pp. 37-42)

SEC Staff Comment:     Please clarify the calculation of the reset account value at the bottom of page 39.  Please define monthly anniversary day as reference in subparagraph 4).

Response:  The intent is to refer to the same monthly anniversary day on which the calculation is being made.  Monthly anniversary day is defined in the section headed “Policy Charges and Fees” as the policy date and the same day of each month thereafter.  The lead in sentence to the calculation will be revised to refer to the definition as follows (p. 42):

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On each Monthly Anniversary Day (see section headed “Policy Charges and Fees” for a discussion of “Monthly Anniversary Day), the “Reset Account Value” will be calculated as:

With the addition of the cross-reference to the definition of Monthly Anniversary Day, we believe that the five sub-clauses of the text which discusses how the reset account value is calculated needs no further revision.  The last sentence which refers to the Reset Account Monthly Deduction discloses to the reader the components of that charge (to which reference is made in the last of the five sub-clauses immediately proceeding that sentence).  To further clarify the reset account monthly cost of insurance and reset account monthly administrative fee are reference rates and reference fees used by the rider solely for calculating the Reset Account Monthly Deduction, the following will be added at the end of that sentence (p. 43):

The Reset Account Monthly Cost of Insurance and the Reset Account Monthly Administrative Fee are Reference Rates and Fees only and are used solely for the purpose of calculating benefits provided by the rider.  The Reference Rates and Fees differ in amount from the policy Cost of Insurance Charge and policy monthly Administrative Fee used to calculate Accumulation Value under your policy.

14.d.ii.              No-Lapse Enhancement Rider (pp. 37-42)

SEC Staff Comment:     Please clarify the description of the Reset Account Monthly Deduction.  For example please explain to staff and disclose the difference between the “reset account monthly cost of insurance” and the cost of insurance for the policy as a whole.  Again, Footnote 3 to the Periodic Charges Table for this rider (at page 12) states that the cost of insurance charge for the policy has been adjusted to reflect the addition of the rider to the policy.  If the “reset account monthly cost of insurance” simply refers to the monthly cost of insurance charge please consistently use the latter term.  Please also explain any differences between the reset account monthly cost of insurance and the no-lapse monthly cost of insurance used to calculate the No-Lapse Monthly Deduction.

Response:  The Reset Account Monthly Deduction consists of two reference rates and fees which are used in determining benefits provided by the rider.  The two reference rates and fees, the Reset Account Monthly Cost of Insurance and the Reset Account Monthly Administrative Fee, differ significantly from the policy Cost of Insurance Charge and policy monthly Administrative Fee since each serves a different purpose.  That the No-Lapse Enhancement Rider uses reference rates and fees which differ from the rates and fees used to calculate the Accumulation Value of the policy is disclosed in the fifth paragraph of this section of the prospectus.  However, to further clarify that the reference rates and fees differ from the rates and fees which apply to the policy, the first sentence of the fifth paragraph has been revised as set forth in the response to comment 14.c.ii., and an additional sentence has been added to the sentence which follows the five sub-clauses which detail the calculation of the reset account value as set forth in the response to comment 14.d.i.

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14.d.iii.           No-Lapse Enhancement Rider (pp. 37-42)

SEC Staff Comment:     Please clarify what the phrase “any additional benefits” refers to in the description of the Reset Account Monthly Deduction.

Response:  The phrase “any additional benefits” refers to benefits which are provided by riders other than the no-lapse enhancement rider when those riders have their own charges.  The sentence will be revised to read as follows (p. 43):

The Reset Account Monthly Deduction is the No-Lapse Reset Account Monthly Cost of Insurance, plus the monthly cost of any additional benefits provided by other riders that have their own charges, plus the No-Lapse Reset Account Monthly Administrative Fee.

14.d.iv.          No-Lapse Enhancement Rider (pp. 37-42)

SEC Staff Comment:     Please clarify what the phrase “no-lapse monthly administrative fee” refers to inasmuch as the Periodic Charge Table (at page 12) as well as the narrative at the top of page 38 indicates that there is no separate charge for this rider.

Response:  The phrase refers to rider reference fees, rather than actual fees as disclosed on the Periodic Charges Table.  Please see the proposed revision to text in the response to comment 14.d.ii., above.

14.e.           No-Lapse Enhancement Rider (pp. 37-42)

SEC Staff Comment:     The fifth and sixth paragraphs on page 39 discuss how a contractowner selects a guaranteed minimum death benefit and how decreases in the policy specified amount may affect the death benefit.  Please clarify in this section whether the guaranteed minimum death benefit is relevant only for purposes of determining the death benefit under this rider.  Please include this discussion in the death benefits section that begins on page 51.

Response:  We will revise the fifth paragraph on page 43 to read as follows:

You will select a “guaranteed minimum death benefit” on the application for your policy.  This Guaranteed Minimum Death Benefit will be used in determining the actual Death Benefit Proceeds provided by the no-lapse value provision.  The Guaranteed Minimum Death Benefit you select under the provisions of the No-Lapse Enhancement Rider will affect only the Death Benefit Proceeds while the rider’s no-lapse provision is actively preventing the policy from lapsing.  It will be shown on the policy specifications page.

We will revise the Death Benefits section on pages 56-57 to read as follows:

The “death benefit proceeds” is the amount payable to the beneficiary upon the death of the insured, based upon the death benefit option in effect.  Loans, loan interest, Partial Surrenders, and overdue charges (such as Monthly Deductions), if any, are deducted from the Death Benefit Proceeds prior to payment.  Riders, including the No-Lapse Enhancement Rider and the Premium Reserve Rider, may impact the amount payable as Death Benefit

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Proceeds in your policy.  The Guaranteed Minimum Death Benefit that you select under the provisions of the No-Lapse Enhancement Rider will only affect the Death Benefit Proceeds while the rider’s no-lapse provision is actively preventing the policy from lapsing.  Refer to the “Riders” section of this prospectus for more information.

14.f.             No-Lapse Enhancement Rider (pp. 37-42)

SEC Staff Comment:     Please clarify and include examples as to how the death benefit is calculated if the no-lapse provision is actively keeping the policy from lapsing.  Please clarify who would be making withdrawals after the date of death.  Please clarify to whose death the phrase “date of death” refers.

Response:  We will allow a partial surrender (i.e., withdrawal of policy values) during the period between death and Due Proof of Death.  It is also possible that a partial surrender may be requested prior to the date of death, but not received or processed by our Administrative Office until after the actual date of death but before our Administrative Office receives notification of the insured’s death.  Since this occurrence is rare, we do not believe that the detail needed to provide further explanation of this administrative practice would be helpful to a significant number of readers and therefore suggest that no additional discussion be added to the prospectus.   We will revise the third paragraph on page 44 to read as follows:

If the no-lapse value provision is actively keeping the policy from lapsing, the death benefit (the “No-Lapse Provision Death Benefit”) is the Guaranteed Minimum Death Benefit less any Indebtedness and less any Partial Surrenders (i.e. withdrawals) received by the policy owner after the date of the insured’s death.  This death benefit may be less than the specified amount of the policy.

We have created two examples to demonstrate where the Accumulation Value of the policy is sufficient to keep the policy in force, and where the death benefit is provided by the No-Lapse Enhancement Rider’s No-Lapse Provision.  We considered creating an example in which the Reset Account Value Provision of the Rider would be providing the death benefit; however, it would have required a much more extensive set of assumptions (principally relating to assumed investment returns which vary over the life of the policy).  We believe that the two examples included demonstrate how the death benefit would be calculated if the policy accumulation value is sufficient to keep the policy in force and if the provisions of the No-Lapse Enhancement Rider are needed to prevent lapse of the policy, and we, therefore, do not believe that including a third, very lengthy and complex example, would provide additional meaningful assistance to a reader.

The following examples will be added following the sixth paragraph on page 44:

The following examples demonstrate for the policy described below the death benefit under the policy as well as the death benefits calculated under both the No-Lapse Provision and the Reset Account Value Provision of the No-Lapse Enhancement Rider.  The column headed “No-Lapse Enhancement Rider Death Benefit” shows the amount of the benefit which would be paid if the Rider were preventing lapse.  That benefit is the greater of the No-Lapse Provision and the Reset Account Value Provision.

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•                  Insured:  Male Standard Non-tobacco, age 55

•                  Specified Amount:  $1,000,000

•                  Annual premium payment:  $18,500 paid annually at or before the beginning of each of the first 30 policy years

•                  No Indebtedness on the policy

•                  Death Benefit Option:  1 (level)

•                  Benefit Selection Option:  Not ElectedAssumed Investment Return:  8.00% gross (7.26% net)

•                  No-Lapse Provision Guaranteed Minimum Death Benefit Percentage = 90% of Initial Specified Amount

End of Year	Age	Accumulation Value	Policy Death Benefit	No-Lapse Provision Death Benefit	Reset Account Value Provision Death Benefit	No-Lapse Enhancement Rider Death Benefit
10	65	96,229	1,000,000	900,000	1,000,000	1,000,000
20	75	294,510	1,000,000	900,000	1,000,000	1,000,000
30	85	584,424	1,000,000	900,000	—	900,000
40	95	745,856	1,000,000	900,000	—	900,000
50	105	1,114,200	1,114,200	900,000	—	900,000

The above example shows a policy that has sufficient Accumulation Value to remain in force.  Thus, the No-Lapse Enhancement Rider is not needed to prevent the policy in the example above from lapsing.   In this example, the death benefit option selected by the policy owner will determine the amount payable upon the death of the insured.

The example below uses all of the same assumptions as are used for the example above, except for the Assumed Investment Return set forth below:

•                  Assumed Investment Return:  0.00% gross (-0.74% net)

End of Year	Age	Accumulation Value	Policy Death Benefit	No-Lapse Provision Death Benefit	Reset Account Value Provision Death Benefit	No-Lapse Enhancement Rider Death Benefit
10	65	55,201	1,000,000	900,000	1,000,000	1,000,000
20	75	92,217	1,000,000	900,000	1,000,000	1,000,000
25	80	48,650	1,000,000	900,000	1,000,000	1,000,000
30	85	—	—	900,000	—	900,000
40	95	—	—	900,000	—	900,000
50	105	—	—	900,000	—	900,000

The second example shows a policy in which the Accumulation Value declines to 0 in between policy years 25 and 30.  At that point, the No-Lapse Enhancement Rider will keep the policy from lapsing.  The No-Lapse Enhancement Rider Death Benefit is the greater of the No-Lapse Provision Death Benefit and the Reset Account Value Provision Death Benefit.  Therefore, once the rider begins to prevent lapse, it will provide a Guaranteed Minimum Death Benefit of $900,000 (as elected by the policy owner at the time of application for the policy).  In this example, the death benefit provided by the No-Lapse Enhancement Rider is less than the death benefit which would have been payable under the death benefit selected by the policy owner had the

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Accumulation Value been sufficient to keep the policy in force without the No-Lapse Enhancement Rider.

14.g.          No-Lapse Enhancement Rider (pp. 37-42)

SEC Staff Comment:     Please explain in plain English some of the circumstances under which the rider could be expected to protect against lapse.

Response:  Following the examples shown in the response to comment 14.f., we will add new text as follows (pp. 45-46):

The No-Lapse Enhancement Rider can provide benefits when your policy’s Accumulation Value is insufficient to prevent a policy lapse, which would otherwise terminate all policy coverage.  Rider benefits can prevent a policy lapse when the policy’s Accumulation Value is reduced by deductions for policy charges and fees, poor investment performance, Partial Surrenders of policy value, Indebtedness for policy loans, or any combination of these factors.

15.a.           Benefit Selection Option (pp. 42-43)

SEC Staff Comment:     Please clarify in plain English that the Benefit Selection Option offers the investor to lower monthly deductions against account value in exchange for reduced no-lapse protection.

Response:  We believe that the last sentence of the first paragraph states that reducing the monthly charges deducted from the policy accumulation value will result in the policy owner having a larger accumulation value available to be allocated to the Fixed Account and invested in the Sub-Accounts.   However, that sentence will be revised to read as follows (p. 48):

Therefore, if you elect to reduce the benefits provided by this rider, you will reduce the monthly charges deducted from your policy’s accumulation value.  By reducing the monthly charges deducted from your policy’s Accumulation Value, you have the opportunity to have a larger accumulation value allocated to the Fixed Account and invested in the Sub-Accounts.

15.b.          Benefit Selection Option (pp. 42-43)

SEC Staff Comment: Please confirm to staff that there is no charge for this option.  Please also consider listing this option in the fee table inasmuch as other riders with no charge are listed.

Response:  There is no charge for the Benefit Selection Option; election of the Option will reduce policy charges.  We looked at adding the Benefit Selection Option to the fee table.  Since it is not either a rider automatically issued with the policy or an optional rider, the Benefit Selection Option should not be listed under either of those sections.  We also looked at creating a new section in the fee table.  However, overall, we believe that the Benefit Selection Option is policy feature, more comparable to the election of a Death Benefit Option (or in some other policies a death benefit qualification test) than a rider or optional rider.  Finally, we considered whether the description of this policy feature should be moved to the

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section of the prospectus which precedes the Riders section.  However, since this feature is best understood after the No-Lapse Enhancement Rider has been discussed, we concluded that the description of the Benefit Selection Option is appropriately placed.

16.                    Premium Reserve Rider (p. 44)

SEC Staff Comment:  Please note the 3% deduction on page 44 in bold and clarify in plain English why the deduction is imposed.

Response:  The 3% deduction and the timing of this deduction are both clearly disclosed in the fee tables on page 13.  Since other charges discussed in textual materials are not highlighted in bold, we are concerned that highlighting this charge may create concerns as to why other charges are not also highlighted.

The following sentence will be added at the end of the second paragraph to clarify why the deduction is imposed (p. 50):

The Premium Reserve Rider Transfer Load is imposed by the Company if Premium Reserve Rider Accumulation Value is transferred to the policy during the first 10 policy years.  This charge is made to help cover the costs associated with providing the increased policy benefits created as a result of the increased policy values.

17.                    Continuation of Coverage (p. 47)

SEC Staff Comment:  Please also clarify whether the Continuation of Coverage option may be declined other than through the BSO.

Response:  The Continuation of Coverage provision may not be declined.  This provision is included to automatically prevent lapse of the policy (and the potential adverse tax impact) until the insured dies.  Under the design of this policy, election of a percentage under the BSO has no effect on the Continuation of Coverage provision of the policy.

18.a.           Death Benefits (pp. 51-53)

SEC Staff Comment: Please specify in this section which riders may impact the death benefit and summarize the impact.  Please also give a cross reference to the appropriate section in the prospectus that discusses the rider.

Response:  The first paragraph of this section will be revised to read as follows (pp. 56-57):

The “death benefit proceeds” is the amount payable to the beneficiary upon the death of the insured, based upon the death benefit option in effect. Loans, loan interest, partial surrenders, and overdue charges (such as monthly deductions), if any, are deducted from the Death Benefit Proceeds prior to payment. Riders, including the No-Lapse Enhancement Rider and the Premium Reserve Rider, may impact the amount payable as Death Benefit Proceeds in your policy.  The

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Guaranteed Minimum Death Benefit that you select under the provisions of the No-Lapse Enhancement Rider will only affect the Death Benefit Proceeds while the rider’s No-Lapse Provision is actively preventing the policy from lapsing.  As discussed in more detail in the “Riders” section of this prospectus, the No-Lapse Enhancement Rider may provide a death benefit which differs from that paid under the policy.  The Premium Reserve Rider Accumulation Value, if any, less any Indebtedness under the Premium Reserve Rider, will be added to the policy’s death benefit proceeds.  If the policy’s death benefit is paid pursuant to the terms of the No-Lapse Enhancement Rider, the Premium Reserve Rider Accumulation Value, if any, less any Indebtedness under the Premium Reserve Rider, will be added to the death benefit payable under the terms of that rider.

18.b.          Death Benefits (pp. 51-53)

SEC Staff Comment:  Please clarify the reference to “overdue charges” in the first paragraph of this section.

Response:  A parenthetical example of overdue charges will be added to this paragraph.  It has been added in the additional language set forth in response to Comment 18.a., above.

18.c.           Death Benefits (pp. 51-53)

SEC Staff Comment:  Please disclose when death benefit options must be selected and whether there are differential charges for these options.

Response:  The following sentence will be added after the first sentence of the first paragraph of the “Death Benefit Options” section (p. 57):

You may choose the death benefit option at the time you apply for your policy.  If you do not choose a death benefit option at that time, death benefit option 1 will apply.  (See discussion under heading “Changes to the Initial Specified Amount and Death Benefit Options” for details as to changes you are permitted to make in your choice of death benefit option after your policy has been issued.)

In addition, the following paragraph will be added as the second paragraph after the table (pp. 57-58):

Your choice of Death Benefit Option will impact the Cost of Insurance Charge because the Cost of Insurance Charge is based upon the “net amount at risk”.  The Net Amount at Risk for your policy is the difference between the death benefit and the Accumulation Value of your policy.  Therefore, for example, if you choose Death Benefit Option 1, and if your policy Accumulation Value increases (because of positive investment results), your Cost of Insurance Charge will be less than if your policy Accumulation Value did not increase or declined.  (See section headed “Cost of Insurance” for discussion of Cost of Insurance Charges.)

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18.d.          Death Benefits (pp. 51-53)

SEC Staff Comment: Please disclose (at the middle of page 51, paragraph 1) whether indebtedness includes loan amounts under any other rider.

Response:  The revisions made in response to comment 18.a. include the disclosure requested.

18.e.           Death Benefits (pp. 51-53)

SEC Staff Comment:  Please confirm to the staff that the contractowner has no choice with respect to the death benefit qualification tests but rather must choose the guideline premium test (at page 52).

Response:  This policy design does not provide for a choice of death benefit qualification tests.  The guideline premium test will apply to all policies.

18.f.             Death Benefits (pp. 51-53)

SEC Staff Comment: Please disclose (at p. 53) if the contractowner also has the option to receive a check for the lump sum settlement and if not, provide the legal basis for not offering it.

Response:  Yes, a policy owner or other recipient of the death benefit proceeds may request a check in lieu of the SecureLine checkbook.  A new paragraph will be added at the end of the section which will read as follows (p. 59):

You (or the recipient of the proceeds) may request that the proceeds be paid in the form of a check rather than receiving the SecureLine (Reg. TM) checkbook.

19.a.           Policy Surrenders (p. 53)

SEC Staff Comment:  Please disclose the impact of any riders on policy surrenders.

Response:  Riders, other than the Premium Reserve Rider, do not have a direct impact on calculation of the value of the policy which is paid to upon its surrender.  Upon a full surrender of the policy, the policy owner will receive the net accumulation value of the policy which would include any net accumulation value of the Premium Reserve Rider.  In addition, as indebtedness from loans against the policy and the Premium Reserve Rider (which are reflected in the term “net accumulation value”) are deducted in calculation of surrender value, policy indebtedness and Premium Reserve Rider indebtedness will reduce the amount the policy owner will receive on full surrender of the policy.  To remind the reader of this, the second sentence of the second paragraph of this section will be revised to read as follows (p. 59):

The Surrender Value is (i) the Net Accumulation Value (which is your policy’s Accumulation Value less any Indebtedness) less any applicable Surrender Charge, less any accrued loan interest not yet charged of your policy, plus (ii) the net accumulation value, if any, of the Premium Reserve Rider (which is the Premium Reserve Rider Accumulation Value less any Indebtedness), less any applicable Surrender Charge and less any accrued loan interest not yet

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charged.

In addition, the following sentence will be added at the end of the second paragraph of this section (p. 60):

Policy Indebtedness includes loans under the policy and Premium Reserve Rider Indebtedness includes loans under the Premium Reserve Rider.

Finally, the third paragraph of this section will be revised to read as follows (p. 60):

Any surrender results in a withdrawal of values from the Sub-Accounts and Fixed Account and from the Premium Reserve Rider Sub-Accounts and Premium Reserve Rider Fixed Account that have values allocated to them. Any surrender from a Sub-Account or from a Premium Reserve Rider Sub-Account will result in the cancellation of Variable Accumulation Units. The cancellation of such units will be based on the Variable Accumulation Unit Value determined at the close of the Valuation Period during which the surrender is effective. Surrender proceeds will generally be paid within seven days of our receipt of your request.

19..b.       Policy Surrenders (p. 53)

SEC Staff Comment:  Please explain the phrase “reduced guaranteed non-participating paid-up insurance” as used in the second paragraph from the bottom of page 53.  Please also explain the phrase “guaranteed interest and mortality basis of the original policy”.  Please also put the last sentence of this paragraph into plain English.

Response:  This provision is required by the New York Insurance Department to be included in the policy form.  Basically, the New York Department requires that the policy owner have a right to exchange the variable life insurance policy for a policy which requires the payment of no further premium and has a fixed death benefit which does not vary based upon the experience of a separate account.  Rather than include a very lengthy discussion of policy to be issued, we will revise the paragraph and request that a policy owner who is considering such an exchange contact his or her financial adviser.  The paragraph will be revised to read as follows (p. 60):

At any time, you may transfer all of the Separate Account value (and any Premium Reserve Rider Sub-Account and Premium Reserve Rider Fixed Account value) to the Fixed Account.  You may then surrender the policy in exchange for a life insurance policy the values and benefits of which do not depend upon the performance of a separate account.  The new policy will not require the payment of further premiums, and the amount of the death benefit will be equal to what can be purchased on a single premium basis by the surrender value of your policy which you are surrendering.  Please contact your financial adviser for an illustration of the policy which you could receive if you decide to exchange your policy.

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19.c.           Surrenders (p.53)

SEC Staff Comment:  Please disclose if the contractowner also has the option to receive a check for the lump sum surrender amount, and if not, provide the legal basis for not offering it.

Response:  The Yes, a policy owner or other recipient of the surrender proceeds may request a check in lieu of the SecureLine checkbook.  A new paragraph will be added at the end of the section which will read as follows (p. 60):

You (or the recipient of the proceeds) may request that the proceeds be paid in the form of a check rather than receiving the SecureLine (Reg. TM) checkbook.

20.a.           Partial Surrenders (p.54)

SEC Comment: Please disclose the impact of any riders on partial surrenders.

Response:  A Partial Surrender will reduce the Premium Reserve Rider Accumulation Value, if any premiums have been allocated to the Premium Reserve Rider.  As noted in the discussion of the Premium Reserve Rider, a request for a Partial Surrender will result in the surrender of Premium Reserve Rider Accumulation Value until such value is reduced to zero and then from the Accumulation Value of the policy.  To remind the reader of this, the second paragraph of this section will be revised to read as follows (pp. 60-61):

Partial Surrenders may reduce the Accumulation Value and the specified amount. The amount of the Partial Surrender will be withdrawn first from the Premium Reserve Rider Sub-Accounts and Fixed Account in proportion to their values, and when such values are reduced to zero then from the Sub-Accounts and Fixed Account in proportion to their values. (See discussion in section headed “Riders – Premium Reserve Rider” for further details.)  The effect of Partial Surrenders on the Death Benefit Proceeds depends on the death benefit option in effect at the time of the Partial Surrender.

In addition, a Partial Surrender may impact the No-Lapse Value and the Reset Account Value of the No-Lapse Enhancement Rider.  As noted in the discussion of the No-Lapse Enhancement Rider, the amount of a Partial Surrender will be deducted from the total of Net Premium payments made.   To remind the reader of this, the following new paragraph will be inserted immediately following the second paragraph of this section (p. 61):

Partial Surrenders are deducted when the No-Lapse Value and the Reset Account Value of the No-Lapse Enhancement Rider are calculated.  (See discussion in section headed “Riders – No-Lapse Enhancement Rider” for a detailed discussion of how benefits of this rider may be impacted by reductions of these values.)

20.b.          Partial Surrenders (p. 54)

SEC Staff Comment:  Please clarify the calculation of the impact of partial surrenders on death benefits under Options 1 and 2.  For example, please disclose

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by what amount the accumulation value is reduced and clarify how in Option 1 the specified amount is reduced.

Response:  As the Accumulation Value does not impact the death benefit under option 1, the words “will reduce the accumulation value and” will be deleted (p.61).  The formula appears to be otherwise clearly stated.

20.c.           Partial Surrenders (p.54)

SEC Staff Comment:  Please clarify what are the applicable charges to surrenders of more than 90% but less than 100% of contract value.  If they are the same as full surrender, please revise the fee table accordingly.

Response:  Partial Surrenders may not total more than 90% of the Surrender Value of the policy.   In order to receive more than 90% of the Surrender Value of the policy, a Full Surrender would be required.  To make this clear, the following sentences will be added following as new sentences at the end of the first paragraph (p. 60):

If you wish to make a surrender in excess of 90% of the Surrender Value of your policy, you must specifically request a Full Surrender of your policy.  Charges for Full Surrenders will apply (see section headed “Surrender Charges” for a discussion of Surrender Charges).

21.a.           Policy Loans (pp. 54-55)

SEC Staff Comment:  Please put the third sentence in this section (at page 54) addressing loan limits into plain English.

Response:  The first paragraph will be revised to read as follows (pp. 61-62):

You may borrow against the Surrender Value of your policy and the Premium Reserve Rider, if you have allocated premiums to the Rider. The loan may be for any amount up to 100% of the current Surrender Value. However, we reserve the right to limit the amount of your loan so that total policy Indebtedness (including any Premium Reserve Rider Indebtedness) will not exceed the greater of:

(i)           an amount equal to the sum of

(a)          90% of the sum of the Separate Account Value, the Fixed Account Value, and the Loan Account Value of the policy; plus

(b)         (1) during policy years 1 to 10, 90% of the Premium Reserve Rider Accumulation Value; or

(2) during policy years 11 and later, 100% of the Premium Reserve Rider Accumulation Value;

less Surrender Charge; and

(ii)        75% of the current Surrender Value of the policy.

The “Premium Reserve Rider Accumulation Value” equals the sum of the Accumulation Value of (i) the Premium Reserve Rider Sub-Accounts, the

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Premium Reserve Rider Fixed Account, and (iii) the Premium Reserve Rider Loan Account.  The current Surrender Value of the policy equals (i) the sum of the Separate Account Value, the Fixed Account Value, and the Loan Account Value of the policy; plus (ii) the Premium Reserve Rider Accumulation Value, if any; minus (iii) Surrender Charge.

If you wish to make a surrender in excess of 90% of the Surrender Value of your policy, you must specifically request a Full Surrender of your policy.  Charges for Full Surrenders will apply (see section headed “Surrender Charges” for a discussion of Surrender Charges).

A loan agreement must be executed and your policy assigned to us free of any other assignments. Outstanding policy loans and accrued interest reduce the policy’s death benefit and Accumulation Value.

If you are considering requesting a policy loan, please ask your financial adviser for an illustration which would demonstrate not only the amount of the loan which would be available, but the impact that requesting a policy loan would have on your policy.

21.b.          Policy Loans (p. 54-55)

SEC Staff Comment:  Please disclose if any rider impacts a contractowner’s ability to take loans.

Response:  Riders available with this policy do not restrict a policy owner’s ability to request a loan.

21.c.           Policy Loans (pp.54-55)

SEC Staff Comment:  Please clarify the first sentence of the last paragraph of this section (on page 55) addressing when total indebtedness may terminate the policy.

Response:  The first sentence of the last paragraph will be revised to read as follows (pp. 62-63):

If at any time the total Indebtedness against your policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less Surrender Charges, the policy will terminate.  However, you may have a Grace Period in which to make additional payments to keep your policy in force (see section headed “Lapse and Reinstatement” for a discussion of the Grace Period provision)  In addition, the provisions of the No-Lapse Enhancement Rider may prevent policy termination (see the section headed “Riders — No-Lapse Enhancement Rider” for a discussion of when this rider would prevent policy termination).  If the provisions of the No-Lapse Enhancement Rider are not preventing policy termination, the provisions for automatic transfer of any Premium Reserve Rider Accumulation Value less Indebtedness (including interest accrued but not due) may prevent termination (see section headed “Riders — Premium Reserve Rider for a discussion of the provisions of the Premium Reserve Rider relating to transfers of Premium Reserve Rider Accumulation Value to the policy).

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22.                    Change of Plan (SAI, p. 7)

SEC Staff Comment:  Please clarify the last sentence of the first paragraph of this section addressing the consequences of a conversion resulting in the increase or decrease in accumulation value.

Response:  In rereading the sentence, we have discovered a typographical error.  The sentence should read as follows (p. 8):

If the conversion results in the increase or decrease in the Accumulation Value, such increase or decrease will be payable to us or to you, as applicable.

23.a.           Material Changes of Investment Policy (SAI, p.3)

SEC Staff Comment:  The prospectus notes on page 3 that “[i]n the event of a material change in the investment strategy of any Sub-Account, you may transfer the amount in that Sub-Account to any other Sub-Account or the Fixed Account….”  Please clarify who makes the decision as to whether a change in investment policy is material.

Response:  The provision reflects a requirement of the New York Insurance Department.   We have been required by the New York Insurance Department to offer a transfer in circumstances where an underlying fund has merged with another fund and the surviving fund has an investment objective which differed somewhat from the merged fund.  In this instance, the proposal was required to have been submitted to and approved by the owners of the fund shares, and the determination was made by the New York Insurance Department in connection with their review of the filing for approval of an amended Plan of Operations for the separate account.  Written notice was provided to the policy owners who had allocated policy values to the affected sub-accounts.   We believe that the disclosure contained in the section of the prospectus headed “Sub-Account Availability and Substitution of Funds” (pp. 23-24) and in the section headed “Your Insurance Policy” (p. 31) sufficiently discloses that any required regulatory and other approvals will be obtained prior any changes.

23.b.          Material Changes of Investment Policy (SAI, p.3)

SEC Staff Comment: Please clarify how and when the investor is notified that a material change has occurred.

Response:  The following sentence will be added to the end of the second paragraph of the second paragraph of the section (p. 4):

You will be provided written notice in the event that a material change is made.

23.c.           Material Changes of Investment Policy (SAI, p.3)

SEC Staff Comment:  Please consider including this material change of investment policy disclosure in the transfers section of the prospectus.

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Response:  The second paragraph of the transfers section of the prospectus will be revised to read as follows (p. 29):

In the event that we make a material change in the investment strategy of a Sub-Account, you may transfer the Accumulation Values allocated to that Sub-Account to any other Sub-Account or to the Fixed Account without being charged a fee and may do so even if you have requested 24 transfers during that policy year.  This option to transfer from a Sub-Account must be exercised within 60 days after the effective date of such change in investment strategy of that Sub-Account.  You will be provided written notice in the event that such a change is made.

24.                    Guarantees

SEC Staff Comment:  Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response:  There are no guarantees or support agreements with third parties to support any of the Company’s guarantees under the policy.

25.                    Power of Attorney (Part C)

Power of Attorney specifically referring to the 1933 Act file number will be included with Pre-Effective Amendment No. 1.

26.                    Financial Statements, Exhibits, and Other Information

Required financial statements, consent of independent registered public accounting firm, opinion of counsel, and other exhibits will be filed by Pre-Effective Amendment.

27.                    Tandy Representation

Our letter requesting acceleration of the registration statement will include the “Tandy Representations”.

Thank you very much for your assistance with our filing.  Please feel free to call me if you would like to discuss our response or have additional comments.

Sincerely yours,

/s/ Frederick C. Tedeschi
Frederick C. Tedeschi

29

Marked to reflect changes from LNL VULONE2007

Courtesy Copy

 Cumulatively marked

Lincoln Life & Annuity Flexible Premium Variable Life Account M

Lincoln  Life & Annuity Company of New York

Home Office Location:

100 Madison Street

Suite 1860

Syracuse, New York 13202

(888) 223-1860

Administrative Office:

Customer Service Center

One Granite Place

Concord, New Hampshire 03301

(800) 444-2363

A Flexible Premium Variable Life Insurance Policy

This prospectus describes Lincoln VULONE2007, a flexible premium variable life insurance contract (the “policy”), offered by Lincoln Life & Annuity Company of New York (“Lincoln Life”, “the Company”, “we”, “us”, “our”). The policy provides for death benefits and policy values that may vary with the performance of the underlying investment options. Read this prospectus carefully to understand the policy being offered.

The policy described in this prospectus is available only in New York.

You, the owner, may allocate net premiums to the variable Sub-Accounts of our Flexible Premium Variable Life Account M (“Separate Account”), or to the Fixed Account. Each Sub-Account invests in shares of a certain fund. Those funds are known as the Elite Series of funds (the “funds”), and such funds are offered by the following fund families. Comprehensive information on the funds may be found in the funds prospectus which is furnished with this prospectus.

•  AllianceBernstein Variable Products Series Fund, Inc.

•  American Century Investments Variable Portfolios, Inc.

•  American Funds Insurance Series

•  Delaware VIP Trust

•  Fidelity Variable Insurance Products

•  Franklin Templeton Variable Insurance Products Trust

•  Lincoln Variable Insurance Products Trust

•  MFS ® Variable Insurance Trust

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Additional information on Lincoln Life, the Separate Account and this policy may be found in the Statement of Additional Information (the “SAI”). See the last page of this prospectus for information on how you may obtain the SAI.

To be valid, this prospectus must have the current funds’ prospectuses with it.  Keep all prospectuses for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or determined this prospectus is accurate or complete. It is a criminal offense to state otherwise.

Prospectus Dated:                     , 2008

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LAPSE AND REINSTATEMENT	58
No-Lapse Protection	59
Reinstatement of a Lapsed Policy	60
TAX ISSUES	60
Taxation of Life Insurance Contracts in General	61
Policies Which Are MECs	62
Policies Which Are Not MECs	63
Other Considerations	63
Fair Value of Your Policy	65
Tax Status of Lincoln Life	65
RESTRICTIONS ON FINANCIAL TRANSACTIONS	65
LEGAL PROCEEDINGS	66
FINANCIAL STATEMENTS	66
CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION	66
GLOSSARY

Capitalized terms used in this prospectus are defined where first used or in the Glossary of Terms beginning on page     of this prospectus.

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POLICY SUMMARY

Benefits of Your Policy

Death Benefit Protection. The policy this prospectus describes is a variable life insurance policy which provides death benefit protection. Variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection. You should consider other forms of investments if you do not need death benefit protection, as there are additional costs and expenses in providing the insurance.  Benefits of the policy will be impacted by a number of factors discussed in this prospectus, including adverse investment performance and the amount and timing of premium payments.

Tax Deferred Accumulation. Variable life insurance has significant tax advantages under current tax law. Policy values accumulate on a tax- deferred basis. A transfer of values from one Sub-Account to another within the policy currently generates no current taxable gain or loss. Any investment income and realized capital gains within a Sub-Account or interest from the Fixed Account are automatically reinvested without being taxed to the policy owner.

Access to Your Policy Values. Variable life insurance offers access to policy values. You may borrow against your policy or surrender all or a portion of your policy. Your policy can support a variety of personal and business financial planning needs.

Flexibility. The policy is a flexible premium variable life insurance policy in which flexible premium payments are permitted. You may select death benefit options and policy riders. You may increase or decrease the amount of death benefit. You are able to select, monitor, and change investment Sub-Account choices within your policy. With the wide variety of investment Sub-Accounts available, it is possible to fine tune an investment mix to meet changing personal objectives or investment conditions. Premium payments and cash values you choose to allocate to Sub-Accounts are used by us to purchase shares of funds which follow investment objectives similar to the investment objectives of the corresponding Sub-Account.  Those funds are referred to in this prospectus as “underlying funds”.  You should refer to this prospectus and the prospectus for each underlying fund for comprehensive information on the Sub-Accounts and the underlying funds. You may also allocate premiums and accumulation values to the Fixed Account.

No-Lapse Protection.  Your policy will include the No-Lapse Enhancement Rider and the Premium Reserve Rider, which may help you manage some of the risk of policy lapse.

The No-Lapse Enhancement Rider may prevent a policy from lapsing where the Net Accumulation Value under your policy is insufficient to cover the Monthly Deductions if the requirements of the rider, including requirements as to timing and amount of premium payments, are met.  The Net Accumulation Value of your policy is defined in the policy values section of the prospectus.  The duration of lapse protection provided will be determined monthly, and it will vary based on the calculations described in detail in the rider.  Those calculations credit the actual amounts of Net Premium Payments made, deduct for the actual amount of any Partial Surrenders you make, and then adjust the net of those actual amounts by a formula which increases the net of premiums less surrenders by an assumed interest crediting rate and reduces that net amount by certain assumed charges rates and fees referred to by the rider as “reference rates”.   All assumed rates, charges, and

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fees are set forth in the rider.  Payment of premiums higher than the planned premium and assumed interest credited by the rider’s formula on net premiums will increase the duration of lapse protection.  Partial Surrenders and rider reference charges, rates, and fees deducted by the rider formula will reduce the duration of lapse protection.  In addition, if the provisions of this rider are invoked to prevent lapse of the policy, the death benefit provided by this rider will be different from the death benefit otherwise in effect under the policy.  Refer to the section headed “No-Lapse Enhancement Rider” in the Riders section of this prospectus for more information about amount of the death benefit which would be provided by the rider as well as the determination of the duration of protection.  Finally, the rider reserves to us the right to restrict your allocations to certain Sub-Accounts to a maximum of 40% of the policy accumulation value.  The decision to enforce this restriction will be based on an annual review of the Separate Account investments for this product.  If we determine that the allocations by all owners of this product are highly concentrated in certain Sub-Accounts, then Sub-Accounts with higher concentrations than anticipated will be subject to the restriction.  You must maintain automatic rebalancing and comply with these investment restrictions in order to keep this rider in effect.

The Premium Reserve Rider allows you to pay premiums in addition to those you plan to pay for the base policy and to have such amounts accumulate in the same manner as if they had been allocated to your policy.  This rider’s accumulation value generated by these additional premiums will automatically be transferred to your policy at the end of the grace period to help keep your policy in force in the event (i) the net accumulation value under your policy is insufficient to cover the Monthly Deductions and your policy’s No-Lapse Enhancement Rider described above is not at the time preventing your policy from lapsing; and (ii) you do not respond to the lapse notice by paying at least the amount set forth in that notice.  If the Premium Reserve Rider Accumulation Value on the day the grace period ends is insufficient to meet the amount then due, your policy and this rider will lapse without value.  You may also request us to transfer the Premium Reserve Rider Accumulation Value to your policy at any time.  As with your policy, you bear the risk that investment results of the Premium Reserve Rider Sub-Accounts you have chosen are adverse or are less favorable than anticipated.  Adverse investment results will impact the accumulation value of the rider, and, therefore, the amount of the Premium Reserve Rider Accumulation Value which may be available to prevent your policy from lapsing or for providing policy benefits.  Refer to the section headed “Premium Reserve Rider” in the Riders section of this prospectus for more information about the benefits of this rider.

Risks of Your Policy

Fluctuating Investment Performance. A Sub-Account is not guaranteed and will increase and decrease in value according to investment performance of the underlying fund. Policy values in the Sub-Accounts are not guaranteed. If you put money into the Sub-Accounts, you assume all the investment risk on that money. A comprehensive discussion of each Sub-Account’s and underlying fund’s objective and risk is found in this prospectus and in each fund’s prospectus, respectively. You should review these prospectuses before making your investment decision.  Your choice of Sub-Accounts and the performance of the funds underlying each Sub-Account will impact the policy’s Accumulation Value and will impact how long the policy remains in force, its tax status, and the amount of premium you need to pay to keep the policy in force.

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Unsuitable for Short-Term Investment. This policy is intended for long-term financial and investment planning for persons needing death benefit protection, and it is unsuitable for short-term goals. Your policy is not designed to serve as a vehicle for frequent trading.

Policy Lapse. Sufficient premiums must be paid to keep a policy in force. There is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated. Outstanding policy loans and Partial Surrenders will increase the risk of lapse.

In addition to paying sufficient premiums and being cognizant of the impact of outstanding Policy Loans and Partial Surrenders on your policy values, you also have the No-Lapse Enhancement Rider and the Premium Reserve Rider, briefly noted above and discussed in more detail in the Riders section of this prospectus, to help you manage some of the risk of policy lapse.

Decreasing Death Benefit. Any outstanding Policy Loans and any amount that you have surrendered or withdrawn will reduce your policy’s death benefit.  Depending upon your choice of Death Benefit Option, adverse performance of the Sub-Accounts you choose may also decrease your policy’s death benefit.

Consequences of Surrender. Surrender Charges are assessed if you surrender your policy within the first 10-15 policy years. Full or Partial Surrenders may result in tax consequences. Depending on the amount of premium paid, or any Reduction in Specified Amount, there may be little or no surrender value available. Partial surrenders may reduce the policy value and death benefit, and may increase the risk of lapse.  To avoid lapse, you may be required to make additional premium payments.

Tax Consequences. As noted in greater detail in the section headed “Tax Issues”,the federal income tax treatment of life insurance is complex and current tax treatment of life insurance may change. There are other federal tax consequences such as estate, gift and generation skipping transfer taxes, as well as state and local income, estate and inheritance tax consequences.  You should always consult a tax adviser about the application of federal and state tax rules to your individual situation.  The following discussion highlights tax risks in general, summary terms.

Tax Treatment of Life Insurance Contracts. The policies are designed to enjoy the favorable tax treatment afforded life insurance, including the exclusion of death benefits from income tax, the ability to take distributions and loans over the life of your policy, and the deferral of taxation of any increase in the value of your policy.  If the policy does fail to qualify, you will be subject to the denial of those important benefits.  In addition, if you pay more premiums than permitted under the federal tax law your policy may still be life insurance but will be classified as a modified endowment contract whereby only the tax benefits applicable to death benefits will apply and distributions will be subject to immediate taxation and to an added penalty tax.

Tax Law Compliance.  We believe that the policy will satisfy the federal tax law definition of life insurance, and we will monitor your policy for compliance with the tax law requirements.  The discussion of the tax treatment of your policy is based on the current policy, as well as

7

the current rules and regulations governing life insurance.  Please note that changes made to the policy, as well as any changes in the current tax law requirements, may affect the policy’s qualification as life insurance or may have other tax consequences.

8

Charges and Fees

This section describes the fees and expenses that you will pay when buying, owning and surrendering your policy. Refer to the “Policy Charges and Fees” section later in this prospectus for more information.

Table I describes the fees and expenses that you will pay at the time you purchase your policy, surrender your policy, or transfer Accumulation Values between Sub-Accounts.

Table I: Transaction Fees

Charge	When Charge is Deducted	Amount Deducted

Maximum sales charge imposed on premiums (load)	When you pay a premium.	7.0% of each premium payment in policy years 1-20 and 4.0% in policy years 21 and later.

Surrender Charge*	Upon Full Surrender of your policy (years 1-15). When you make certain Reduction in Specified Amount (years 1-10).

Maximum Charge		$60.00 per $1,000 of specified amount.

Minimum Charge		$0.00 per $1,000 of specified amount.

Charge for a Representative Insured		For a male, age 45, standard non- tobacco, in year one the maximum surrender charge is $27.52 per $1,000 of specified amount.

For a female, age 45, standard non-tobacco, in year one the maximum surrender charge is $24.90 per $1,000 of specified amount.

Transfer Fee	Applied to any transfer request in excess of 24 made during any policy year.	$25

*  These charges and costs vary based on individual characteristics.  The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay.  You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your financial adviser.

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Table II describes the fees and expenses that you will pay periodically during the time that you own your policy, not including the fund operating expenses shown in Table III.

Table II: Periodic Charges Other Than Fund Operating Expenses

Charge	When Charge is Deducted	Amount Deducted

Cost of Insurance* Maximum Charge	Monthly	$83.33 per month per $1,000 of net amount at risk. Individuals with a higher mortality risk than standard issue individuals can be charged from 125% to 800% of the standard rate.

Minimum Charge		$0.00 per month per $1,000 of net amount at risk.

Charge for a Representative Insured		For a male, age 45, standard non-tobacco, in year one the guaranteed maximum monthly cost of insurance rate is $0.19 per month per $1,000 of net amount at risk.

For a female, age 45, standard non-tobacco, in year one the guaranteed maximum monthly cost of insurance rate is $0.14 per month per $1,000 of net amount at risk.

Mortality and Expense Risk Charge (“M&E”)	Daily (at the end of each valuation day).	Daily charge as a percentage of the value of the Separate Account, guaranteed not to exceed an effective annual rate of 0.60%. (1)

Administrative Fee*	Monthly	A flat fee of $10 per month in all years. In addition to the flat fee of $10

*   These charges and costs vary based on individual characteristics.  The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay.  You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your financial adviser.

(1)   Guaranteed at an effective annual rate of 0.60% in policy years 1-10; 0.20% in policy years 11-20; and 0.00% in policy years 21 and beyond.

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Table II: Periodic Charges Other Than Fund Operating Expenses (continued)

Charge	When Charge is Deducted	Amount Deducted

per month, for the first ten policy years from issue date or increase in specified amount, a monthly fee per dollar of initial specified amount or increase in specified amount as follows:

Maximum Charge		$2.56 per month per $1,000 of initial specified amount or increase in specified amount.

Minimum Charge		$0.01 per month per $1,000 of initial specified amount or increase in specified amount.

Charge for a Representative Insured		For a male or female age 45, standard non-tobacco, the maximum additional monthly charge is $0.24 per month per $1,000 of specified amount.

Policy Loan Interest	Annually	5.0% annually of the amount held in the loan account. (2)

(2)   Effective annual interest rate of 5.0% in years 1-10 and 4.1% in years 11 and later.  Although deducted annually, interest accrues daily.  As described in the section headed “Policy Loans”, when you request a policy loan, amounts equal to the amount of the loan you request are withdrawn from the Sub-Accounts and the Fixed Account in proportion to their respective values.  Such amount is transferred to the Loan Account, which is part of the Company’s General Account.  Amounts in the Loan Account are credited interest at an effective annual rate guaranteed not to be less than 4.0%.  The net cost of your loan (that is the difference between the interest rate charged on amounts borrowed and the interest rate credited to amounts held in the Loan Account) is 1.0% in policy years 1 – 10 and 0.1% in policy years 11 and later.

Table II: Periodic Charges Other Than Fund Operating Expenses (continued)

Charge	When Charge is Deducted	Amount Deducted

No-Lapse Enhancement Rider	N/A	There is no charge for this rider.(3)

Overloan Protection Rider (4)	One-time charge when benefit is elected	Maximum charge of 5.0% of the then current Accumulation Value.(4)

Optional Rider Charges		Individualized based on whether optional Rider(s) selected.

Premium Reserve Rider(5)	When you direct a premium to this rider When Rider Accumulation Value is transferred to policy during policy years 1-10 (5)	4.0% of each premium payment allocated to the Rider. (5) 3.0% of amount transferred.

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(3)   There is no separate charge for the No-Lapse Enhancement Rider.  The Cost of Insurance Charge for the policy has been adjusted to reflect the addition of the rider to the policy.  See No-Lapse Enhancement Rider section for further discussion.

(4)   Accumulation Value of the policy is the sum of the Fixed Account value, the Separate Account value, and the Loan Account value.  See Policy Values section for detailed discussion of how each value is calculated.

(5)   Allocations of Premium Payments to the rider are at your discretion.   Allocations of Premium Payments to the Rider are subject to the 4.0% charge shown in the Table and are not subject to the “Maximum Sales Charge Imposed on Premiums” shown in Table I.  This 4.0% charge is called the Premium Reserve Rider Premium Load.  Rider Accumulation Value allocated to the Separate Account is subject to the mortality and expense risk charge (which does not exceed 0.60% for policy years 1-10 and 0.20% for policy years 11 and later).

Transfers of Accumulation Value from the rider to the policy are not subject to the “Maximum Sales Charge Imposed on Premiums” shown in Table 1, but are subject to a charge of 3.0% of the Accumulation Value transferred if such transfers are made during the first 10 policy years.  In addition, if you request a loan from the Accumulation Value of this rider, interest is charged at the same rate as for Policy Loans.  See Premium Reserve Rider section for further discussion.

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Table II: Periodic Charges Other Than Fund Operating Expenses (continued)

Charge	When Charge is Deducted	Amount Deducted

Waiver of Monthly Deduction Rider (6)	Monthly	A percent of all other covered monthly charges.(6)

Maximum Charge		12.0% of all other covered monthly charges.

Minimum Charge		2.0.% of all other covered monthly charges.

Charge for a Representative Insured		For a male, age 45, standard non-tobacco, the maximum percentage is 3.5% of all other covered monthly charges.

For a female, age 45, standard non-tobacco, the maximum percentage is 5% of all other covered monthly charges.

Change of Insured Rider	N/A	There is no charge for this rider.

Estate Tax Repeal Rider	One-time charge at issue.	$250

(6)   These charges and costs vary based on individual characteristics. The charges and costs shown in the tables may not be representative of the charges and costs that a particular policy owner will pay. “Covered monthly charges” are the Monthly Deductions under the policy:  the Cost of Insurance Charge, Administrative Fee, and the cost of any riders.  You may obtain more information about the particular charges, cost of insurance, and the cost of certain riders that would apply to you by requesting a personalized policy illustration from your financial adviser.

Table III shows the annual fund fees and expenses that are deducted daily from your Sub-Account values, on a pro rata basis. The table shows the minimum and maximum total operating expenses charged by the underlying funds that you may pay during the time you own your policy. More detail concerning each fund’s fees and expenses is contained in the prospectus for each fund.

These fees and expenses may change at any time.

Table III: Total Annual Fund Operating Expenses

(expenses that are deducted from fund assets)

Total Annual Operating Expense	Minimum	Maximum
Total management fees, distribution and/or service (12b-1) fees, and other expenses.	0.35%	1.55	%(7)

(7)   The Total Annual Operating Expenses shown in the table do not reflect waivers and reductions.  Funds may offer waivers and reductions to lower their fees. Currently such waivers and reductions range from 0.00% to 0.27%. These waivers and reductions generally extend through April 30, 2008 but may be terminated at any time by the fund. Refer to the funds prospectus for specific information on any waivers or reductions in effect.  The minimum and maximum percentages shown in the table include Fund Operating Expenses of mutual funds, if any, which may be acquired by the underlying funds.  Refer to the funds prospectus for details concerning Fund Operating Expenses of mutual fund shares acquired by underlying funds, if any.   In addition, certain underlying funds have reserved the right to impose fees when fund shares are redeemed within a specified period of time of purchase

13

(“redemption fees”) not reflected in the table above.  As of the date of this prospectus, none have done so.  Redemption fees are discussed in the Market Timing section of this prospectus and further information about redemption fees is contained in the prospectus for such funds, copies of which accompany this prospectus or may be obtained by calling 1-800-444-2363.

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LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT

Lincoln  Life & Annuity Company of New York (“Lincoln Life, the Company, we, us, our”) (EIN 22-0832760) is a stock life insurance company chartered in New Jersey in 1897 and redomesticated to New York on April 2, 2007.   It is engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (“LNC”), a publicly held insurance and financial services holding company incorporated in Indiana.  Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

The Company was formed as a result of the merger of two stock life insurance company subsidiaries of LNC. On April 2, 2007, Lincoln Life & Annuity Company of New York (“former Lincoln New York”) was merged with and into the Company (which was then known as Jefferson Pilot LifeAmerica Insurance Company). Simultaneously with the merger, the Company’s name was changed from Jefferson Pilot LifeAmerica Insurance Company to Lincoln Life & Annuity Company of New York. As a result, the assets and liabilities of the former Lincoln New York became part of the assets and liabilities of the Company and the life insurance policies previously issued by the former Lincoln New York became obligations of the Company.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Lincoln Financial Group sells a wide variety of financial products and solutions through financial advisors: mutual funds, managed accounts, retirement solutions, life insurance, 401(k) and 403(b) plans, savings plans, institutional investments and comprehensive financial planning and advisory services.

Lincoln Life & Annuity Flexible Premium Variable Life Account M (“Separate Account”) is a separate account of the Company which was established on November 24, 1997. As part of the merger of the two insurance companies described above (the “Merger”), the Separate Account was transferred intact to the Company (the “Transfer”). The assets and liabilities of the Separate Account immediately prior to the Merger remain intact and legally separate from any other business of the Company. The accumulation unit values for the Sub-Account(s) to which you allocated your premium payments and accumulation values did not change as a result of the Transfer of the Separate Account, and your policy values immediately after the Transfer are the same as your policy values immediately before the Transfer. The investment performance of assets in the Separate Account is kept separate from that of the Company’s General Account. Separate Account assets attributable to the policies are not charged with the general liabilities of the Company.  Separate Account income, gains and losses are credited to or charged against the Separate Account without regard to the Company’s other income, gains or losses. The Separate Account’s values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the “Commission”) as a unit investment trust under the Investment Company Act of 1940 (“1940 Act”) and meets the definition of “separate account.”  Any changes in the investment policy of the Separate Account must be approved by the New York State Insurance Department.

You may also allocate your premium payments and accumulation values in whole or in part to the Fixed Account (“Fixed Account”).  In the Fixed Account, your principal is guaranteed. Fixed Account assets are general assets of the Company, and are held in the Company’s General Account.

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On April 3, 2006, Jefferson-Pilot Corporation (“Jefferson-Pilot”), a North Carolina corporation, merged with and into a wholly owned subsidiary of LNC.  As a result, the Company became a wholly owned subsidiary of LNC.

Fund Participation Agreements

In order to make the funds in which the Sub-Accounts invest available, Lincoln Life has entered into agreements with the trusts or corporations and their advisers or distributors.  In some of these agreements, we must perform certain administrative services for the fund advisers or distributors.  For these administrative functions, we may be compensated at annual rates of between 0.02% and 0.45% based upon assets of an underlying fund attributable to the policies. We (or our affiliates) may profit from these fees or use these fees to defray the costs of distributing the contract. Additionally, a fund’s adviser and/or distributor (or its affiliates) may provide us with certain services that assist us in the distribution of the contracts and may pay us and/or certain affiliates amounts to participate in sales meetings.   The compensation may come from 12b-1 fees, or be paid by the advisers or distributors.  The funds offered by the following trusts or corporations make payments to Lincoln Life under their distribution plans in consideration of the administrative functions Lincoln Life performs: American Funds Insurance Series, Fidelity Variable Insurance Products, and Lincoln Variable Insurance Products Trust.

Payments made out of the assets of the fund will reduce the amount of assets that otherwise would be available for investment and will reduce the return on your investment. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the fund’s average net assets, which can fluctuate over time. If, however, the value of the fund goes up, then so would the payment to us (or our affiliates). Conversely, if the value of the funds goes down, payments to us (or our affiliates) would decrease.

Distribution of the Policies and Compensation

The policy is distributed by broker-dealer firms through their registered representatives who are appointed as life insurance agents for the Company. One of such broker-dealer firms is Lincoln Financial Advisors Corporation (“LFA”), which is an affiliate of the Company. Broker-dealer firms may receive commission and service fees up to 55% of first year premium, plus up to 5% of all other premiums paid. The amount of compensation may also be affected by choices the policy owner has made, including choices of riders, when the policy was applied for. In lieu of premium-based commission, equivalent amounts may be paid over time, based on accumulation value. Additionally, the broker-dealer may be paid additional compensation on first year premiums and all additional premiums and/or provided reimbursements for portions of policy sales expenses.

In some situations, the broker-dealer may elect to share its commission or expense reimbursement allowance with its registered representatives. Registered representatives of broker-dealer firms may also be eligible for cash bonuses and “non cash compensation.” The latter, as defined in FINRA Conduct Rule 2820, includes such things as office space, computers, club credit, prizes, awards, and training and education meetings.

Broker-dealers or their affiliates may be paid additional amounts for: (1) “preferred product” treatment of the policies in their marketing programs, which may include marketing services and increased access to sales representatives; (2) sales promotions relating to the policies;

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(3) costs associated with sales conferences and educational seminars for their sales representatives; (4) other sales expenses incurred by them; and (5) inclusion in the financial products the broker-dealer offers. Loans may be provided to broker-dealers or their affiliates to help finance marketing and distribution of the policies, and those loans may be forgiven if aggregate sales goals are met. In addition, staffing or other administrative support and services may be provided to broker-dealers who distribute the policies.

These additional types of compensation are not offered to all broker-dealers.  The terms of any particular agreement governing compensation may vary among broker-dealers and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide broker-dealers and/or their registered representatives with an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive additional compensation, or receives lower levels of additional compensation. You may ask your registered representative how he/she will personally be compensated for the transaction. You may wish to take such payments into account when considering and evaluating any recommendation relating to the policies.

Depending on the particular selling arrangements, there may be others who are compensated for distribution activities. For example, certain “wholesalers,” who control access to certain selling offices, may be compensated for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the policies. One of the wholesalers is Lincoln Financial Distributors, Inc. (“LFD”), a registered broker-dealer, also an affiliate of Lincoln Life. Marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the policies, and which may be affiliated with those broker-dealers, may also be compensated. Commissions and other incentives or payments described above are not charged directly to policy owners or the Separate Account. The potential of receiving, or the receipt of, such marketing assistance or other services and the payment to those who control access or for referrals, may provide broker-dealers and/or their registered representatives an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive similar assistance or disadvantage issuers of other variable life insurance policies (or other investments) which do not compensate for access or referrals. All compensation is paid from our resources, which include fees and charges imposed on your policy.

We do not anticipate that the Surrender Charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which we will incur in connection with your policy.  Any such shortfall would be available for recovery from the Company’s General Account, which supports insurance and annuity obligations.

Sub-Accounts and Funds

The variable investment options in the policy are Sub-Accounts of the Separate Account (“Sub-Accounts”). All amounts allocated or transferred to a Sub-Account are used to purchase shares of the appropriate fund to which we refer as the underlying fund. You do not invest directly in these funds. The investment performance of each Sub-Account will reflect the investment performance of the underlying fund.

We create Sub-Accounts and select the funds the shares of which are purchased by amounts allocated or transferred to the Sub-Accounts based on several factors, including,

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without limitation, asset class coverage, the strength of the manager’s reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor we consider during the initial selection process is whether the fund or an affiliate of the fund will compensate us for providing administrative, marketing, and/or support services that would otherwise be provided by the fund, the fund’s investment adviser, or its distributor. We review each fund periodically after it is selected. Upon review, we may either close a Sub-Account or restrict allocation of additional purchase payments to a Sub-Account if we determine the fund in which such Sub-Account invests no longer meets one or more of the factors and/or if the Sub-Account has not attracted significant policy owner assets. Alternatively, we may seek to substitute another fund which follows a similar investment objective as the fund in which a Sub-Account invests, subject to receipt of applicable regulatory approvals.  Finally, when we develop a variable life insurance product in cooperation with a fund family or distributor (e.g., a “private label” product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

A given underlying fund may have an investment objective and principal investment strategy similar to those for another fund managed by the same investment adviser or subadviser. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the funds are similar, the investment results may vary.

Several of the underlying funds may invest in non-investment grade, high-yield, and high-risk debt securities (commonly referred to as “junk bonds”), as detailed in the individual fund prospectus.

There is no assurance that the investment objective of any of the underlying funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. The amount of risk varies significantly among the Sub-Accounts. You should read each underlying fund’s prospectus carefully before making investment choices.

Additional Sub-Accounts and underlying funds may be made available in our discretion. The right to select among Sub-Accounts will be limited by the terms and conditions imposed by the Company.

The underlying funds and their investment advisers/subadvisers and objectives are listed below. Comprehensive information on each fund, its objectives and past performance may be found in each fund prospectus.  Prospectuses for each of the underlying funds listed below accompany this prospectus and are available by calling 1-800-444-2363.

AllianceBernstein Variable Products Series Fund, Inc., advised by AllianceBernstein, L.P.

• AllianceBernstein Global Technology Portfolio (Class A): Maximum capital appreciation.

• AllianceBernstein Growth and Income Portfolio (Class A): Growth and income.

• AllianceBernstein International Value Portfolio (Class A): Long-term growth.

• AllianceBernstein Small/Mid Cap Value Portfolio (Class A): Long-term growth.

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American Century Investments Variable Portfolios, Inc., advised by American Century Investment Management, Inc.

• Inflation Protection Fund (Class I): Long-term total return.

American Funds Insurance Series, advised by Capital Research and Management Company.

• Global Growth Fund (Class 2): Long-term growth.

• Global Small Capitalization Fund (Class 2): Long-term growth.

• Growth Fund (Class 2): Long-term growth.

• Growth-Income Fund (Class 2): Growth and income.

• International Fund (Class 2): Long-term growth.

Delaware VIP Trust, advised by Delaware Management Company.

• Capital Reserves Series (Standard Class): Current income.

• Diversified Income Series (Standard Class): Total return.

• Emerging Markets Series (Standard Class): Capital appreciation.

   (Subadvised by Mondrian Investment Partners Limited)

• High Yield Series (Standard Class): Total return.

• Small Cap Value Series (Standard Class): Capital appreciation.

• Trend Series (Standard Class): Capital appreciation.

• U. S. Growth Series (Standard Class): Capital appreciation.

• Value Series (Standard Class): Capital appreciation.

Fidelity Variable Insurance Products, advised by Fidelity Management & Research Company.

• Contrafund Portfolio (Service Class): Long-term capital appreciation.

• Growth Portfolio (Service Class): Capital appreciation.

• Mid Cap Portfolio (Service Class): Long-term growth.

• Overseas Portfolio (Service Class): Long-term growth.

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Franklin Templeton Variable Insurance Products Trust, advised by Franklin Advisers, Inc. for the Franklin Income Securities Fund, the Franklin Small-Mid Cap Growth Securities Fund and the Templeton Global Income Securities Fund, and by Franklin Mutual Advisers, LLC for the Mutual Shares Securities Fund.

• Franklin Income Securities Fund (Class 1): Current income.

• Franklin Small-Mid Cap Growth Securities Fund (Class 1): Long-term growth.

• Mutual Shares Securities Fund (Class 1): Capital appreciation.

• Templeton Global Income Securities Fund (Class 1): Total return.

Lincoln Variable Insurance Products Trust, advised by Lincoln Investment Advisors Corporation.

• LVIP Baron Growth Opportunities Fund (Service Class): Capital appreciation.

   (Subadvised by BAMCO, Inc.)

• LVIP Capital Growth Fund (Standard Class):  Capital appreciation.

   (Subadvised by Wellington Management Company, LLP)

• LVIP Cohen & Steers Global Real Estate Fund (Standard Class): Total return.

   (Subadvised by Cohen & Steers Capital Management)

• LVIP Delaware Bond Fund (Standard Class): Current income.

   (Subadvised by Delaware Management Company)

• LVIP Delaware Growth and Income Fund (Standard Class):  Capital appreciation.

   (Subadvised by Delaware Management Company)

• LVIP Delaware Social Awareness Fund (Standard Class):  Capital appreciation.

   (Subadvised by Delaware Management Company)

• LVIP Delaware Special Opportunities Fund (Standard Class):  Capital appreciation.

   (Subadvised by Delaware Management Company)

• LVIP FI Equity-Income Fund (Standard Class):  Income.

   (Subadvised by Pyramis Global Advisors LLC)

• LVIP Janus Capital Appreciation Fund (Standard Class): Long-term growth.

   (Subadvised by Janus Capital Management LLC)

• LVIP Marsico International Growth Fund (Standard Class):  Long-term capital appreciation.

   (Subadvised by Marsico Capital Management, LLC)

• LVIP MFS® Value Fund (Standard Class):  Long-term growth of capital.

   (Subadvised by Massachusetts Financial Services Company)

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• LVIP Mid-Cap Growth Fund (Standard Class):  Capital appreciation.

   (Subadvised by Turner Investment Partners)

• LVIP Mid-Cap Value Fund (Standard Class):  Long-term capital appreciation.

   (Subadvised by Wellington Management Company, LLP)

• LVIP Mondrian International Value Fund (Standard Class): Capital appreciation.

   (Subadvised by Mondrian Investment Partners Limited)

• LVIP Money Market Fund (Standard Class): Preservation of capital.

   (Subadvised by Delaware Management Company)

• LVIP S&P 500 Index Fund (Standard Class)(1):  Capital appreciation.

   (Subadvised by Mellon Capital Management Corporation)

• LVIP Small-Cap Index Fund (Standard Class):  Capital appreciation.

   (Subadvised by Mellon Capital Management Corporation)

• LVIP T. Rowe Price Growth Stock Fund (Standard Class):  Long-term growth of capital.

   (Subadvised by T. Rowe Price Associates, Inc.)

• LVIP T. Rowe Price Structured Mid-Cap Growth Fund (Standard Class): Maximum capital appreciation.

   (Subadvised by T. Rowe Price Associates, Inc.)

• LVIP Templeton Growth Fund (Standard Class):  Long-term growth of capital.

   (Subadvised by Templeton Investment Counsel, LLC)

• LVIP UBS Global Asset Allocation Fund (Standard Class):  Total return.

   (Subadvised by UBS Global Asset Management (Americas) Inc. (UBS Global AM))

• LVIP Value Opportunities Fund (Standard Class):  Long-term capital appreciation.

   (Subadvised by Dalton, Greiner, Hartman, Maher & Co.)

• LVIP Wilshire 2010 Profile Fund (Standard Class) (2): Total return.

   (Subadvised by Wilshire Associates Incorporated)

• LVIP Wilshire 2020 Profile Fund (Standard Class) (2): Total return.

   (Subadvised by Wilshire Associates Incorporated)

• LVIP Wilshire 2030 Profile Fund (Standard Class) (2): Total return.

   (Subadvised by Wilshire Associates Incorporated)

• LVIP Wilshire 2040 Profile Fund (Standard Class) (2): Total return.

   (Subadvised by Wilshire Associates Incorporated)

• LVIP Wilshire Aggressive Profile Fund (Standard Class) (2): Capital appreciation.

   (Subadvised by Wilshire Associates Incorporated)

• LVIP Wilshire Conservative Profile Fund (Standard Class) (2): Current income.

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   (Subadvised by Wilshire Associates Incorporated)

• LVIP Wilshire Moderate Profile Fund (Standard Class) (2): Total return.

   (Subadvised by Wilshire Associates Incorporated)

• LVIP Wilshire Moderately Aggressive Profile Fund (Standard Class) (2): Growth and income.

   (Subadvised by Wilshire Associates Incorporated)

MFS ® Variable Insurance Trust, advised by Massachusetts Financial Services Company

• Total Return Series (Initial Class): Growth and income.

• Utilities Series (Initial Class): Growth and income.

(1) “S&P 500” is a trademark of The McGraw Hill Companies, Inc. and has been licensed for use by Lincoln Variable Insurance Products Trust and its affiliates.  The product is not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of purchasing the product.  (Please see Statement of Additional Information which sets forth additional disclaimers and limitations of liability on behalf of S&P.)

(2)  The Lincoln Variable Insurance Products Trust LVIP Wilshire 2010 Profile Fund, LVIP Wilshire 2020 Profile Fund, LVIP Wilshire 2030 Profile Fund, LVIP Wilshire 2040 Profile Fund, LVIP Wilshire Aggressive Profile Fund, LVIP Wilshire Conservative Profile Fund, LVIP Wilshire Moderate Profile Fund, and LVIP Wilshire Moderately Aggressive Profile Fund are “Fund of Funds” and as such purchase shares of other mutual funds rather than directly investing in debt and equity securities.  As a result, Fund of Funds may have higher expenses than mutual funds which invest directly in debt and equity securities.  None of the mutual funds, the shares of which are purchased by these Funds of Funds, pay 12b-1 fees to Lincoln Life or its affiliates.

Sub-Account Availability and Substitution of Funds

Lincoln Life may close Sub-Accounts and may seek to substitute shares of other funds as the fund in which a Sub-Account invests if:

1)     the shares of any underlying fund should no longer be available for investment by the Separate Account; or

2)     the Sub-Account has not attracted significant policyholder allocations; or

3)     in our judgment, further investment in such shares ceases to be appropriate in view of the purpose of the Separate Account, legal, regulatory or federal income tax restrictions, or for any other reason.

We will obtain any necessary regulatory or other approvals prior to such a change. We will endorse your policy as required to reflect any withdrawal or substitutions. Substitute funds may have higher charges than the funds being replaced.

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Voting Rights

The underlying funds do not hold regularly scheduled shareholder meetings. When a fund holds a special meeting for the purpose of approving changes in the ownership or operation of the fund, the Company is entitled to vote the shares held by our Sub-Account in that fund. Under our current interpretation of applicable law, you may instruct us how to vote those shares.

We will notify you when your instructions are needed and will provide information from the fund about the matters requiring the special meeting.  We will calculate the number of votes for which you may instruct us based on the amount you have allocated to that Sub-Account, and the value of a share of the corresponding fund, as of a date chosen by the fund (record date). If we receive instructions from you, we will follow those instructions in voting the shares attributable to your policy. If we do not receive instructions from you, we will vote the shares attributable to your policy in the same proportion as we vote other shares based on instructions received from other policy owners.  Since underlying funds may also offer their shares to entities other than the Company, those other entities also may vote shares of the underlying funds, and those votes may affect the outcome.

Each underlying fund is subject to the laws of the state in which it is organized concerning, among other things, the matters which are subject to a shareholder vote, the number of shares which must be present in person or by proxy at a meeting of shareholders (a “quorum”), and the percentage of such shareholders present in person or by proxy which must vote in favor of matters presented. Because shares of the underlying fund held in the Separate Account are owned by the Company, and because under the 1940 Act the Company will vote all such shares in the same proportion as the voting instruction which we receive, it is important that each Policy owner provide their voting instructions to the Company.  Even though Policy owners may choose not to provide voting instruction, the shares of a fund to which such Policyholders would have been entitled to provide voting instruction will be voted by the Company in the same proportion as the voting instruction which we actually receive.  As a result, the instruction of a small number of Policy owners could determine the outcome of matters subject to shareholder vote.  In addition, because the Company expects to vote all shares of the underlying fund which it owns at a meeting of the shareholders of an underlying fund, all shares voted by the Company will be counted when the underlying fund determines whether any requirement for a minimum number of shares be present at such a meeting to satisfy a quorum requirement has been met.

POLICY CHARGES AND FEES

Policy charges and fees compensate us for providing your insurance benefit, administering your policy, assuming risks associated with your policy, and incurring sales related expenses. We may profit from any of these charges, and we may use this profit for any purpose, including covering shortfalls from other charges.

In addition to policy charges, the investment adviser for each of the underlying funds deducts a daily charge as a percent of the value in each fund as an asset management charge. The charge reflects asset management fees of the investment adviser. Other expenses are incurred by the funds (including 12b-1 fees for Class 2 shares and other expenses) and deducted from fund assets. Values in the Sub-Accounts are reduced by these charges. Future fund expenses may vary. Detailed information about charges and expenses incurred by an underlying fund is contained in each fund’s prospectus.

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The Monthly Deductions, including the Cost of Insurance Charge, will be deducted proportionately from the Net Accumulation Value of each Sub-Account and the Fixed Account subject to the charge.

The Monthly Deductions are made on the “Monthly Anniversary Day,” the Policy Date, and the same day of each month thereafter. If the day that would otherwise be a Monthly Anniversary Day is non-existent for that month, or is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day.

If the value is insufficient to cover the current Monthly Deduction, you have a 61-day grace period to make a payment sufficient to cover that deduction.

Premium Load; Net Premium Payment

We make a deduction from each premium payment. This amount, referred to as “Premium Load,” covers certain policy-related state and federal tax liabilities. It also covers a portion of the sales expenses incurred by the Company. We deduct 7% from each premium payment in policy years 1 – 20 and 4% in policy years 21 and beyond. The premium payment, net of the premium load, is called the “Net Premium Payment.”

Surrender Charges

General:

Your policy gives you the right to (i) fully surrender your policy (a “Full Surrender”) and receive the “accumulation value” of the policy less any applicable surrender charges (which is called the policy’s “Surrender Value”); (ii) partially surrender your policy and receive from the Accumulation Value of your policy the amount you specifically request in cash (a “Partial Surrender”); and (iii) request a reduction in the specified amount of your policy (a “Reduction in Specified Amount”).  The “Accumulation Value” of your policy is the sum of the Fixed Account Value, the Separate Account Value, and the Loan Account Value (see section headed “Premiums – Policy Values” for discussion of how these values are calculated).  In addition, Partial Surrenders are limited to 90% of the policy’s Surrender Value (see section headed “Policy Surrenders – Partial Surrenders” for a detailed discussion).

A “surrender charge” may apply if you request a Full Surrender or a Reduction in Specified Amount. The Surrender Charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of Surrender Charges is included in each policy.  No Surrender Charge is imposed if you request a Partial Surrender.

The Surrender Charge varies by age of the insured, the number of years since the “policy date” or the date of each increase in specified amount, and the specified amount. (See section headed “Your Insurance Policy” for a discussion of Policy Date.)  The Surrender Charge will never exceed $60.00 per $1,000 of specified amount. A personalized schedule of surrender charges is included in each policy.  If you increase the specified amount, a new Surrender Charge will be applicable to each increase. This charge is in addition to any Surrender Charge on the existing specified amount. Upon an increase in specified amount, we will send you a confirmation of the increase. You may obtain more information about the Surrender Charges that would apply to your policy by requesting a personalized illustration from your financial adviser.  This personalized illustration will demonstrate the amount of the

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Surrender Charges that would be imposed in the event you thereafter requested a reduction of that increased specified amount and their impact on your policy values.

For Full Surrenders, the duration of the Surrender Charge is 15 years from the Policy Date for the initial specified amount and 15 years from the date of each increase in specified amount. For Reductions in Specified Amount, the duration of the surrender charge is 10 years from the Policy Date for the initial specified amount and 10 years from the date of each increase in the specified amount.  If there has been more than one increase in specified amount, each increase is separately tracked for the purpose of determining the applicable Surrender Charge.

Surrender Charges are assessed by withdrawing value from the Sub-Accounts and the Fixed Account proportionately. The Surrender Charge will not exceed the policy value. All surrender charges decline to zero within 15 years from the Policy Date, or 15 years from the effective date of each increase in specified amount.

When you apply for the policy, your financial adviser can prepare personalized illustrations that reflect the Surrender Charges that would apply if you request a Full Surrender or a Reduction in Specified Amount at various points during your policy ownership.  In addition, after your policy is issued, please also contact your financial adviser before you request a Full Surrender or a Reduction in Specified Amount of your policy and ask for a personalized illustration that would reflect the amount of the Surrender Charges that would be imposed on the transaction you are considering and their impact on your policy values.

Full Surrenders:

If you request a Full Surrender of your policy in which the specified amount has neither increased nor decreased, the Surrender Charge will be the amount per $1,000 of specified amount as stated in your policy specifications for the number of years since the Policy Date.

If you request a Full Surrender of your policy after you have requested one or more increases in the specified amount, the Surrender Charge will equal 1) plus 2) where:

1)     is the amount per $1,000 of initial specified amount for the number of years since the Policy Date; and

2)     is the amount per $1,000 of increase in specified amount for the number of years since the date of each increase.

If you request a Full Surrender of the policy in which you have requested a Reduction in Specified Amount, the Surrender Charge will equal 1) multiplied by 2) where:

1)     is the amount per $1,000 of specified amount for the number of years since the Policy Date; and

2)     is one minus the percentage of the initial specified amount for which a Surrender Charge was previously assessed.

The charge assessed upon a Full Surrender will not exceed the policy’s Accumulation Value.

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Reduction in Specified Amount:

If you request a Reduction in Specified Amount of your policy when no previous increase in specified amount has been made,, the Surrender Charge will be calculated as 1) minus 2), then divided by 3) and then multiplied by 4), where:

1)   is the amount of this decrease plus any prior decreases;

2)   is the greater of an amount equal to 25% of the initial specified amount or the sum of all prior decreases;

3)   is the initial specified amount; and

4)   is the then applicable Surrender Charge.

The same calculation is made each time you request a Reduction in Specified Amount.

If you request a Reduction in Specified Amount of your policy when you previously have requested an increase in specified amount, each increase in specified amount (or part thereof, if your request for Reduction in Specified Amount is for less than the full amount of the most recent increase in specified amount) will be surrendered separately on a last in, first out basis.  That is, the most recently requested increase in specified amount will be surrendered first, even if there are earlier increases in specified amount which were made more than 10 years prior to your request for a Reduction in Specified Amount.  The Surrender Charge will be calculated as if the most recent increase were the only increase.  If your request for Reduction in Specified Amount exceeds the amount of the most recent increase in specified amount, then the next most recent increase (or part thereof) will be surrendered until your requested Reduction in Specified Amount has been satisfied.  Any requests for Reduction in Specified Amount thereafter will be handled in a similar manner, that is, the most recent increase in specified amount or remaining part of a previous increase in specified amount will be next surrendered in whole or in part.

If you engage in a series of increases and reductions in specified amount, the latest increase in the specified amount of your policy will be surrendered in whole or in part should you thereafter request a Reduction in Specified Amount.

We may limit requests for Reduction in Specified Amount, to the extent there is insufficient value to cover the necessary surrender charges.

Partial Surrender:

There is no Surrender Charge if you request a Partial Surrender.  However, we reserve the right to limit the total of all Partial Surrenders to 90% of the policy’s Surrender Value (see section headed “Policy Surrenders – Partial Surrenders” for a detailed discussion).  In addition, a Partial Surrender may reduce the policy’s specified amount if you have elected Death Benefit Option 1 (see section headed “Policy Surrenders – Partial Surrenders” for detailed discussion). In addition, we may decline a request for a Partial Surrender which results in a reduction in the policy’s specified amount below the minimum specified amount or below the level required to maintain the policy as life insurance for the purposes of federal income tax law (see section headed “Tax Issues – Taxation of Life Insurance in General” for detailed discussion).

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If your policy includes the Estate Tax Repeal Rider, and if you satisfy its special conditions, you will have a one-time right to cancel your policy without being subject to surrender charges. This is a limited benefit and is subject to our specific definition of Estate Tax Repeal.

Any surrender may have tax implications. Consult your tax or other adviser before initiating a surrender.

Partial Surrender Fee

No Surrender Charge or administrative fee is imposed on a Partial Surrender.

Transfer Fee

For each transfer request in excess of 24 made during any policy year, we reserve the right to charge you an administrative fee of $25.

In the event that we make a material change in the investment strategy of a Sub-Account, you may transfer the Accumulation Values allocated to that Sub-Account to any other Sub-Account or to the Fixed Account without being charged a fee and may do so even if you have requested 24 transfers during that policy year.  This option to transfer from a Sub-Account must be exercised within 60 days after the effective date of such change in investment strategy of that Sub-Account.  You will be provided written notice in the event that such a change is made.

Mortality and Expense Risk Charge

We assess a daily mortality and expense risk charge as a percentage of the value of the Sub-Accounts. The mortality risk assumed is that the insured may live for a shorter period than we originally estimated. The expense risk assumed is that our expenses incurred in issuing and administering the policies will be greater than we originally estimated. The charge is guaranteed not to exceed an effective annual rate of 0.60% in policy years 1-10 and 0.20% in policy years 11-20, and 0.00% in policy years 21 and beyond.  The current charge is at an effective annual rate of 0.60% in policy years 1-10, 0.20% in policy years 11-20, and 0.00% in policy years 21 and beyond.

Cost of Insurance Charge

A significant cost of variable life insurance is the “cost of insurance charge”. This charge is the portion of the Monthly Deduction designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value. It is determined based on our expectation of future mortality, investment earnings, persistency and expenses (including taxes).

The Cost of Insurance Charge depends on the policy duration, the age, underwriting category and gender of the insured, and the current “net amount at risk”. The Net Amount at Risk is the death benefit minus the greater of zero or the policy value, and may vary with investment performance, premium payment patterns, and charges. The rate on which the

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Monthly Deduction for the Cost of Insurance Charge is based will generally increase each policy year as the insured ages. Cost of insurance rates are generally lower for healthy individuals.

The Cost of Insurance Charge is determined monthly by dividing the death benefit at the beginning of the policy month by 1 plus .0032737 (the monthly equivalent of an effective annual rate of 4.0%), subtracting the value at the beginning of the policy month, and multiplying the result (the “net amount at risk”) by the applicable cost of insurance rate as determined by the Company.

The current Cost of Insurance Charge may be less than the guaranteed cost of insurance charge, but it will never exceed the maximum cost of insurance charge. A schedule of guaranteed maximum cost of insurance rates is part of your policy.

Administrative Fee

There is a flat monthly deduction of $10 in all years.

For the first ten policy years from issue date or increase in specified amount, there is an additional charge that varies with the insured’s age, sex, and premium class. This charge will never exceed $2.56 per $1,000 of initial specified amount or increase in specified amount. This fee compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

Policy Loan Interest

If you borrow against your policy, interest will be charged to the Loan Account value. The annual effective interest rate is 5.0% in years 1-10, 4.1% in years 11 and beyond. We will credit 4.0% interest on the Loan Account value in all years.

Rider Charges

The following paragraphs describe the charges for the riders listed below.  The features of the riders available with this policy and any limitations on the selection of riders are discussed in the section headed “Riders”.

Waiver of Monthly Deduction Rider. The monthly charge for this benefit is equal to the sum of all other covered monthly charges for the policy and all riders, multiplied by a percentage. The percentage depends on the age, underwriting category and gender of the insured. The maximum percentage is 12.0%. If you have elected this rider, a table of percentages appears on the rider pages in your policy.

Estate Tax Repeal Rider. There is a $250 one-time charge at issue for this rider.

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Overloan Protection Rider.  There is a one-time charge for this rider if you choose to elect the benefit. This charge will not exceed 5.0% of the then current Accumulation Value.

Premium Reserve Rider.  We deduct 4.0% from each premium payment you direct to this rider.  Transfers of Premium Reserve Rider Accumulation Value from this rider to the policy may be subject to a charge of 3.0% of amount transferred during policy years 1 – 10.  Premium Reserve Rider Accumulation Value allocated to the Premium Reserve Separate Account is subject to the mortality and expense risk charge (which does not exceed 0.60% for policy years 1 – 10 and 0.20% for policy years 11 and later).  In addition, if you request a loan from the Premium Reserve Rider Accumulation Value, interest is charged at the same rate as for policy loans.

YOUR INSURANCE POLICY

Your policy is a life insurance contract that provides for a death benefit payable on the death of the insured. The policy and the application constitute the entire contract between you and Lincoln Life.

We may add, change or eliminate any underlying funds that the Separate Account or the Sub-Accounts invest in, subject to state and federal laws and regulations. We may substitute a new fund for one that is no longer available for investment, or is no longer suitable for the policy. We will obtain any required approvals from policy owners, the SEC, and state insurance regulators before substituting any funds.

We may choose to add or remove Sub-Accounts as investment options under the policies, based on marketing needs or investment conditions. If we change any Sub-Accounts or substitute any funds, we will make appropriate endorsements to the policies.

If we obtain appropriate approvals from policy owners and securities regulators, we may:

•  change the investment objective of the Separate Account;

•  operate the Separate Account as a management investment company, unit   investment trust, or any other form permitted under applicable securities laws;

•  deregister the Separate Account; or

•  combine the Separate Account with another separate account.

We will notify you of any change that is made.  (See section headed “Transfer Fee” for explanation of an additional right to transfer accumulation values from a Sub-Account when its investment objective changes.)

The policy includes policy specifications pages.  These pages provide important information about your policy such as: the identity of the insured and owner; Policy Date; the initial specified amount; the death benefit option selected; issue age; planned premium payment; Surrender Charges; expense charges and fees; and guaranteed maximum cost of insurance rates.

When your policy is delivered to you, you should review it promptly to confirm that it reflects the information you provided in your application. If not, please notify us immediately.

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The policy is nonparticipating. This means that no dividends are payable to you. In addition, your policy does not share in the profits or surplus earnings of the Company.

Before purchasing the policy to replace, or to be funded with proceeds from an existing life insurance policy or annuity, make sure you understand the potential impact. The insured will need to prove current insurability and there may be a new contestable period for the new policy. The death benefit and policy values may be less for some period of time in the new policy.

The “policy date” is the date on which we begin life insurance coverage under the policy if you have paid your initial premium with your application.  If you have not paid your initial premium with your application, your life insurance coverage will begin on the day we receive your initial premium. The Policy Date is also the date from which policy years, policy anniversary, monthly anniversary days, policy months, premium due dates, and age are determined.

Once your policy is in force, the effective date of payments and requests you send us is usually determined by the day and time we receive them.

We allow telephone or other electronic transactions when you complete our authorization form and return it to us. Contact our Administrative Office for information on permitted electronic transactions and authorization for electronic transactions.

Any telephone or other electronic transmission, whether it is yours, your service provider’s, your agent’s, or ours, can experience outages or slowdowns for a variety of reasons. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you should send your request in writing to our Administrative Office.

Application

If you decide to purchase a policy, you must first complete an application. A completed application identifies the proposed insured and provides sufficient information to permit us to begin underwriting risks in the policy. We require a medical history and examination of the proposed insured. Based on our review of medical information about the proposed insured, we may decline to provide insurance, or we may place the proposed insured in a special underwriting category. The monthly cost of insurance charge deducted from the policy value after issue varies depending on the age, gender and underwriting category of the insured.

A policy may only be issued upon receipt of satisfactory evidence of insurability, and generally when the insured is at least age 15 and at most age 85. Age will be determined by the nearest birthday of the insured.

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who applies for a policy. When you apply for a policy, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We, or our agent, may also ask to see your driver’s license, photo i.d. or other identifying documents.

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Owner

The owner on the date of issue is designated in the policy specifications. You, as owner, will make the following choices:

1)              initial death benefit amount and death benefit option;

2)              optional riders;

3)              the amount and frequency of premium payments; and

4)              the amount of net premium payment to be allocated to the selected Sub-Accounts or the Fixed Account.

You are entitled to exercise rights and privileges of your policy as long as the insured is living. These rights generally include the power to select the beneficiary, request policy loans, make Partial Surrenders, surrender the policy entirely, request a Reduction in Specified Amount, name a new owner, and assign the policy. You must inform us of any change in writing. We will record change of owner and beneficiary forms to be effective as of the date of the latest signature on the request.

Right to Examine Period

You may return your policy to us for cancellation within 45 days after the application is signed or ten days after you receive it (60 days after receipt for policies issued in replacement of other insurance). This is called the right to examine period. If the policy is returned for cancellation within the right to examine period, we will refund to you all premium payments. If a premium payment was made by check, there may be a delay until the check clears.

Any net premium payments received by us within ten days of the date the policy was issued will be held in the Money Market Sub-Account. At the end of that period, it will be allocated to the Sub-Accounts and the Fixed Account, if applicable, which you designated. If the policy is returned for cancellation within the right to examine period, we will return the full amount of any premium payments made.

Initial Specified Amount

You will select the initial specified amount of death benefit on the application. This may not be less than $100,000. This amount, in combination with a death benefit option, will determine the initial death benefit. The initial specified amount is shown on the policy specifications page.

Transfers

You may make transfers among the Sub-Accounts and the Fixed Account, subject to certain provisions. You should carefully consider current market conditions and each fund’s objective and investment policy before allocating money to the Sub-Accounts.

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During the first policy year, transfers from the Fixed Account to the Sub-Accounts may be made only as provided for in the dollar cost averaging or automatic rebalancing program described below. The amount of all transfers from the Fixed Account in any other policy year may not exceed the greater of:

1)     25% of the Fixed Account value as of the immediately preceding policy anniversary, or

2)     the total dollar amount transferred from the Fixed Account in the immediately preceding policy year.

Up to 24 transfer requests (a request may involve more than a single transfer) may be made in any policy year without charge. We may limit transfers from the Fixed Account at any time.

Requests for transfers must be made in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing, subject to our consent.

Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of accumulation units. This will be based on the accumulation unit values determined after our Administrative Office receives a request in writing or adequately authenticated electronic transfer request. Transfer and financial requests received in good order before 4:00 P.M. Eastern time on a business day will normally be effective that day.

Market Timing

Frequent, large, or short-term transfers among Sub-Accounts and the Fixed Account, such as those associated with “market timing” transactions, can affect the underlying funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund’s portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our policy owners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the “Market Timing Procedures”). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Sub-Accounts and the Fixed Account that may affect other policy owners or fund shareholders.

In addition, the underlying funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among Sub-Accounts.  While we reserve the right to enforce these policies and procedures, policy owners and other persons with interests under the policies should be aware that we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the funds.

However, under the SEC rules, we are required to: (1) enter into written agreement with each underlying fund or its principal underwriter that obligates us to provide to the underlying fund promptly upon request certain information about the trading activity of individual policy owners, and (2) execute instructions from the underlying fund to restrict or

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prohibit further purchases or transfers by specific policy owners who violate excessive trading policies established by the underlying funds.  You should be aware that the purchase and redemption orders received by underlying funds generally are “omnibus” orders from intermediaries such as retirement plans or separate accounts to which premium payments and cash values of variable insurance policies are allocated.  The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance policies.  The omnibus nature of these orders may limit the underlying funds’ ability to apply their respective disruptive trading policies and procedures.  We cannot guarantee that the underlying funds (and thus our policy owners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may purchase the underlying funds.  In addition, if an underlying fund believes that an omnibus order we submit may reflect one or more transfer requests from policy owners engaged in disruptive trading activity, the underlying fund may reject the entire omnibus order.

Our Market Timing Procedures detect potential “market timers” by examining the number of transfers made by policy owners within given periods of time. In addition, managers of the funds might contact us if they believe or suspect that there is market timing. If requested by a fund company, we may vary our Market Timing Procedures from Sub-Accounts to Sub-Accounts to comply with specific fund policies and procedures.

We may increase our monitoring of policy owners who we have previously identified as market timers. When applying the parameters used to detect market timers, we will consider multiple contracts owned by the same policy owner if that policy owner has been identified as a market timer. For each policy owner, we will investigate the transfer patterns that meet the parameters being used to detect potential market timers. We will also investigate any patterns of trading behavior identified by the funds that may not have been captured by our Market Timing Procedures.

Once a policy owner has been identified as a “market timer” under our Market Timing Procedures, we will notify the policy owner in writing that future transfers (among the Sub-Accounts and/or the Fixed Account) will be temporarily permitted to be made only by original signature sent to us by U.S. mail, standard delivery for the remainder of the policy year. Overnight delivery or electronic instructions (which may include telephone, facsimile, or Internet instructions) submitted during this period will not be accepted. If overnight delivery or electronic instructions are inadvertently accepted from a policy owner that has been identified as a market timer, upon discovery, we will reverse the transaction within 1 to 2 business days of our discovery. We will impose this “original signature” restriction on that policy owner even if we cannot identify, in the particular circumstances, any harmful effect from that policy owner’s particular transfers.

Policy owners seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect such transfer activity may be limited by operational systems and technological limitations. The identification of policy owners determined to be engaged in such transfer activity that may adversely affect other policy owners or fund shareholders involves judgments that are inherently subjective. We cannot guarantee that our Market Timing Procedures will detect every potential market timer. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the funds. This may result in lower long-term returns for your investments.

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Our Market Timing Procedures are applied consistently to all policy owners. An exception for any policy owner will be made only in the event we are required to do so by a court of law. In addition, certain funds available as investment options in your contract may also be available as investment options for owners of other, older life insurance policies issued by us.

Some of these older life insurance policies do not provide a contractual basis for us to restrict or refuse transfers which are suspected to be market timing activity. In addition, because other insurance companies and/or retirement plans may invest in the funds, we cannot guarantee that the funds will not suffer harm from frequent, large, or short-term transfer activity among Sub-Accounts and the Fixed Accounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity, to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). If we modify our Market Timing Procedures, they will be applied uniformly to all policy owners or as applicable to all policy owners with policy values allocated to Sub-Accounts investing in particular underlying funds. We also reserve the right to implement and administer redemption fees imposed by one or more of the funds in the future.

Some of the underlying funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the underlying fund’s investment adviser, the underlying fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected.  To the extent permitted by applicable law, we reserve the right to defer or reject a transfer request at any time that we are unable to purchase or redeem shares of any of the funds in which the Separate Account invests, including any refusal or restriction on purchases or redemptions of the Sub-Account units as a result of the funds’ own policies and procedures on market timing activities.  If a fund refuses to accept a transfer request we have already processed, we will reverse the transaction within 1-2 business days of the day on which we receive notice of the refusal. We will notify you in writing if we have reversed, restricted or refused any of your transfer requests. Some of the underlying funds may also impose redemption fees on short-term trading (i. e., redemptions of underlying fund shares within a certain number of business days after purchase).  We reserve the right to administer and collect any such redemption fees on behalf of the underlying funds.  You should read the prospectuses of the funds for more details on their ability to refuse or restrict purchases or redemptions of their shares.

Optional Sub-Account Allocation Programs

You may elect to participate in programs for dollar cost averaging or automatic rebalancing. There is currently no charge for these programs. You may participate in only one program at any time.

Dollar Cost Averaging systematically transfers specified dollar amounts during the first policy year from the Money Market Sub-Account or the Fixed Account. Transfer allocations may be made to one or more of the Sub-Accounts (not the Fixed Account) on a monthly basis. These transfers do not count against the free transfers available. By making allocations on a

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regularly scheduled basis, instead of on a lump sum basis, you may reduce exposure to market volatility. Dollar cost averaging will not assure a profit or protect against a declining market.

If the owner elects Dollar Cost Averaging from either the Money Market Sub-Account or the Fixed Account the value in that account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.

If dollar cost averaging is desired, it must be elected at issue.

Dollar cost averaging terminates automatically:

1)     if the value in the Money Market Sub-Account or the Fixed Account is insufficient to complete the next transfer;

2)     seven calendar days after our Administrative Office receives a request for termination in writing or by telephone, with adequate authentication;

3)     on the first policy anniversary; or

4)     if your policy is surrendered or otherwise terminates.

Automatic Rebalancing periodically restores to a pre-determined level the percentage of policy value allocated to the Fixed Account and each Sub-Account. The pre-determined level is the allocation initially selected on the application, until changed by the owner. Your policy will be issued with automatic rebalancing. When automatic rebalancing is in effect, all net premium payments allocated to the Sub-Accounts and Fixed Account will be subject to automatic rebalancing.  Transfers among the Sub-Accounts and the Fixed Account as a result of automatic rebalancing do not count against the number of free transfers available.  Automatic Rebalancing provides a method for reestablishing fixed proportions among your allocations to your Sub-Accounts on a systematic basis.  Automatic Rebalancing helps to maintain your allocation among market segments, although it entails reducing your policy values allocated to the better performing segments.  Therefore, you should carefully consider market conditions and the investment objectives of each Sub-Account and underlying fund before electing to participate in Automatic Rebalancing.

Automatic rebalancing is available only on a quarterly basis. Automatic rebalancing may be terminated, or the allocation may be changed at any time, by contacting our Administrative Office.

Riders

We may offer you riders to your policy from time to time. Riders may alter the benefits or charges in your policy and their election may have tax consequences to you. Also, if you elect a particular rider, it may restrict or enhance the terms of your policy, or of other riders in force. Any such enhancements or restrictions are discussed when the terms of the rider is discussed. Consult your financial and tax advisers before adding riders to, or deleting them from, your policy.  Please ask your financial adviser for an illustration that reflects the impact of adding a rider to your policy or deleting a rider form your policy before you make your

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decision.  Some of the riders discussed below are optional and you must decide whether to apply for those riders.  Optional riders include the Waiver of Monthly Deduction Rider, the Change of Insured Rider, and the Estate Tax Repeal Rider.   The No-Lapse Enhancement Rider, the Premium Reserve Rider, and the Overloan Protection Rider will automatically be included with your policy.

Waiver of Monthly Deduction Rider. If desired, you must select this rider when you initially apply for insurance. Lincoln Life will maintain the death benefit by paying covered monthly deductions during periods of disability. Charges for this rider, if elected, are part of the Monthly Deductions.

Change of Insured Rider. With this rider, you may name a new insured in place of the current insured. Underwriting and policy value requirements must be met. The benefit expires on the anniversary nearest to the current insured’s 65th birthday. There is no separate charge for this rider; however policy charges applicable to the new insured may differ from charges applicable to the current insured. Exercising the Change of Insured Rider is a fully taxable event.

Estate Tax Repeal Rider. If desired, you must select this rider when you initially apply for insurance policy. This rider will allow you to cancel your policy for an amount equal to the Surrender Value of the policy plus any applicable Surrender Charge if the federal estate tax repeal as set forth in the Economic Growth and Tax Relief Reconciliation Act of 2001 (H.R. 1836) (“ETRRA”) is extended.  You should discuss with your financial and tax advisers whether, and the extent to which, the benefits of this rider would assist you in reaching your long term financial, estate planning, and other goals.  For example, if you and your financial and tax advisers determined that this policy is to be purchased solely for the purpose of reducing federal estate taxes, you should discuss with your financial and tax advisers what impact possible Congressional action (or inaction) with respect to the federal estate tax may have on your estate or other plans.  There is a one-time $250 charge at issue for this rider.

For purposes of this rider, estate tax repeal will be deemed to have occurred if federal legislation is enacted into law that extends or otherwise delays the effective date of the estate tax repeal provisions set forth in ETRRA for at least two years beyond January 1, 2011. This new federal legislation must take effect on January 1, 2010 and must be enacted by the Congress and signed into law on or before December 31, 2010.

In the event of an “estate tax repeal” as discussed in the preceding paragraph, you have a 12 month window in which to exercise the benefits of this rider.  The start date for the 12 month window is the later of (i) January 1, 2010, or (ii) the date in 2010 upon which the “estate tax repeal” is enacted and signed into law.

This rider terminates on the earliest of:

1)     one year from the start date;

2)     December 31, 2010, provided no “estate tax repeal”, as defined above, has been enacted;

3)     the date you request termination of the rider;

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4)     termination of your policy; or

5)     full surrender of your policy prior to the start date.

If your policy lapses but is reinstated, the rider will likewise be reinstated, provided such reinstatement occurs before 1), 2), or 3) above.

No-Lapse Enhancement Rider. This rider, which is automatically issued with your policy, provides you with a limited benefit in the event that your policy would otherwise lapse.  It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your cash value. Also, it does not provide any type of market performance guarantee.  The duration of lapse protection provided by this rider will be determined monthly, and will vary based on Net Premium Payments made, interest credited, the amount of any Partial Surrenders, and rates and fees for the rider. Payment of premiums higher than the planned premium and interest credited on net premiums will increase the duration of lapse protection. Partial surrenders and the costs of other riders which have their own charges will reduce the duration of lapse protection.

If the Net Accumulation Value under the policy is insufficient to cover the Monthly Deductions, the policy will not lapse as long as three conditions are met:

1)     you meet the requirements to prevent termination of this rider;

2)     the duration of lapse protection has not ended; and

3)     either the “no-lapse value” or the “reset account value”, less any indebtedness, is greater than zero.

Refer to the subsection headed “Rider Termination” for more information.

We will automatically issue this rider with your policy. There is no charge for this rider.

The rider consists of the no-lapse value provision and the reset account value provision. Under this rider, your policy will not lapse as long as either the No-Lapse Value or the Reset Account Value, less any Indebtedness, is greater than zero. If both the No-Lapse Value and the Reset Account Value, less any Indebtedness, are zero or less, this rider will not prevent your policy from lapsing. The No-Lapse Value and Reset Account Value are reference values only. If the Net Accumulation Value is insufficient to cover the Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing.

If either provision of this rider is actively preventing the policy from lapsing, that provision will trigger a death benefit which is different from the death benefit otherwise in effect under the policy. Each provision triggers a different death benefit, as described in more detail below. The change to a death benefit triggered by either provision under this rider is not permanent. If subsequent premium payments create Accumulation Value sufficient to cover the accumulated, if any, as well as current Monthly Deductions, the death benefit triggered by either rider provision will no longer apply, and the death benefit will be restored to the death benefit option in effect under the policy. There is no limit on the number of times we allow

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death benefits to be restored in this manner. Refer to the section headed “Death Benefits” for more information.

We calculate the No-Lapse Value and Reset Account Value based on a set of rates and fees which are reference rates and reference fees only and are used solely for the purpose of calculating benefits provided by the rider. They will be referred to as the “Reference Rates and Fees”.   The Reference Rates and Fees used for this rider differ from the rates and fees we use to calculate the Accumulation Value of the policy.

Each provision’s value is based on a set of Reference Rates and Fees unique to that provision. The No-Lapse Value Reference Rates and Fees are the No-Lapse Premium Load and No-Lapse Monthly Deduction for a policy month (which includes the No-Lapse Monthly Cost of Insurance, the cost of any additional benefits provided by other riders that have their own charges, and the No-Lapse Monthly Administrative Fee).  The No-Lapse Reset Account Value Reference Rates and Fees are the Reset Account Premium Load and the Reset Account Monthly Deduction for a policy month (which includes the Reset Account Monthly Cost of Insurance, the cost of any additional benefits provided by other riders that have their own charges, and the Reset Account Monthly Administrative Fee).

At the time we issue the policy, we fix the schedules of Reference Rates and Fees for the life of the policy. Refer to the No-Lapse Enhancement Rider form issued with your policy for more information about the actual schedules of Reference Rates and Fees applicable to your policy.

On each Monthly Anniversary Day (see section headed “Policy Charges and Fees” for a discussion of “Monthly Anniversary Day”), the No-Lapse Value will be calculated as:

1)     Net Premium Payments made;

2)     minus the amount of any Partial Surrenders;

3)     plus interest credited;

4)     minus any Surrender Charge for any Reduction in Specified Amount on the Monthly Anniversary Day; and

5)              minus the No-Lapse Monthly Deduction for the month following the Monthly Anniversary Day.

The No-Lapse Monthly Deduction is the No-Lapse Monthly Cost of Insurance, plus the monthly cost of any additional benefits provided by other riders that have their own charges, and plus the No-Lapse Monthly Administrative Fee.  The No-Lapse Monthly Cost of Insurance and the No-Lapse Monthly Administrative Fee are Reference Rates and Fees only and are used solely for the purpose of calculating benefits provided by the rider.  These Reference Rates and Fees differ in amount from the policy Cost of Insurance Charge and policy monthly Administrative Fee used to calculate Accumulation Value under your policy.

On any day other than the Monthly Anniversary Day, the No-Lapse Value will be the value as of the preceding Monthly Anniversary Day and will reflect items 1), 2), 3), and 5) above.

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On each Monthly Anniversary Day (see section headed “Policy Charges and Fees” for a discussion of “Monthly Anniversary Day”), the Reset Account Value will be calculated as:

1)     Net Premium Payments made;

2)              minus the amount of any Partial Surrenders;

3)              plus interest credited;

4)              minus any Surrender Charge for any Reduction in Specified Amount on the Monthly Anniversary Day  ; and

5)     minus the Reset Account Monthly Deduction for the month following the Monthly Anniversary Day.

The Reset Account Monthly Deduction is the Reset Account Monthly Cost of Insurance, plus the monthly cost of any additional benefits provided by other riders that have their own charges, and plus the Reset Account Monthly Administrative Fee.  The Reset Account Monthly Cost of Insurance and the Reset Account Monthly Administrative Fee are Reference Rates and Fees only and are used solely for the purpose of calculating benefits provided by the rider.  These Reference Rates and Fees differ in amount from the policy Cost of Insurance Charge and policy monthly Administrative Fee used to calculate Accumulation Value under your policy.

On any day other than the Monthly Anniversary Day, the Reset Account Value will be the value as of the preceding Monthly Anniversary Day and will reflect items 1), 2), 3), and 5) above.

On each policy anniversary, the Reset Account Value may increase to reflect positive investment performance. If the Reset Account Value on any policy anniversary is less than the Accumulation Value on that same policy anniversary, the Reset Account Value will be increased to equal the Accumulation Value. Refer to the No-Lapse Reset Account Provision of the No-Lapse Enhancement Rider attached to your policy.

You will select a “guaranteed minimum death benefit” on the application for your policy. This Guaranteed Minimum Death Benefit will be used in determining the actual Death Benefit Proceeds provided by the no-lapse value provision.  The Guaranteed Minimum Death Benefit you select under the provisions of the No-Lapse Enhancement Rider will only affect the Death Benefit Proceeds payable under the terms of this rider if the rider is actively preventing the policy from lapsing.  It will be shown on the policy specifications page.

The initial Guaranteed Minimum Death Benefit you select must be between 70% and 100% of the initial specified amount for the policy. The higher the percentage you select, the higher the ongoing premium payments which will be required to maintain a No-Lapse Value and/or Reset Account Value greater than zero. If the policy specified amount is later decreased below the Guaranteed Minimum Death Benefit, the Guaranteed Minimum Death Benefit will automatically decrease to equal the specified amount as of the same effective date. If the policy specified amount is later increased, the Guaranteed Minimum Death Benefit will not automatically increase.

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If the Net Accumulation Value is sufficient to cover the accumulated, if any, and current Monthly Deductions, the death benefit payable will be determined by the death benefit option in effect. Refer to the section headed “Death Benefits” for more information.

If the Net Accumulation Value is insufficient to cover the accumulated, if any, and current Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing. Each provision triggers a different death benefit.

If the no-lapse value provision is actively keeping the policy from lapsing, the death benefit (the “No-Lapse Provision Death Benefit”) is the Guaranteed Minimum Death Benefit less any Indebtedness and less any Partial Surrenders (i.e., withdrawals) received by the policy owner after the date of insured’s death.  This death benefit may be less than the specified amount of the policy.

If the reset account value provision is actively keeping the policy from lapsing, the death benefit (the “Reset Account Value Provision Death Benefit”) is the greater of:

1)              the lesser of the current specified amount and initial specified amount) less Indebtedness and less any Partial Surrenders (i.e., withdrawals) after the date of death; or

2)              an amount equal to the Reset Account Value multiplied by the applicable percentage shown in the corridor percentages table of the policy specifications, less any Indebtedness and less any Partial Surrenders after the date of death.

If the requirements of both of these provisions are met, the death benefit payable will be the greater death benefit amount triggered by either of the provisions. Refer to the section headed “Death Benefits” for more information.

If this rider prevents the policy from lapsing, and subsequent premium payments are made such that the Accumulation Value is sufficient to cover the Monthly Deductions, the death benefit payable will be determined by the death benefit option in effect.  During the period that the rider is preventing the policy from lapsing, the Monthly Deductions under your policy, which consist of the monthly Cost of Insurance Charge, the monthly cost of any riders, and the monthly Administrative Fee, will continue and will be accumulated.  A statement will be sent to you, at least annually, which reflects the accumulated amount of those deductions.  If the rider terminates for any reason, the accumulated and current Monthly Deduction would have to be paid to prevent lapse, and we will send you a notice stating the amount of premiums you would be required to pay to keep your policy in force (see section headed “Lapse and Reinstatement”).

The following examples demonstrate for the policy described below the death benefit under the policy as well as the death benefits calculated under both the No-Lapse Provision and the Reset Account Value Provision of the No-Lapse Enhancement Rider.  The column headed “No-Lapse Enhancement Rider Death Benefit” shows the amount of the benefit which would be paid if the Rider were preventing lapse.  That benefit is the greater of the No-Lapse Provision and the Reset Account Value Provision.

•                  Insured:  Male Standard Non-tobacco, age 55

•                  Specified Amount:  $1,000,000

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•                  Annual premium payment:  $18,500 paid annually at or before the beginning of each of the first 30 policy years

•                  No Indebtedness on the policy

•                  Death Benefit Option:  1 (level)

•                  Benefit Selection Option:  Not ElectedAssumed Investment Return:  8.00% gross (7.26% net)

•                  No-Lapse Provision Guaranteed Minimum Death Benefit Percentage = 90% of Initial Specified Amount

End of Year	Age	Accumulation Value	Policy Death Benefit	No-Lapse Provision Death Benefit	Reset Account Value Provision Death Benefit	No-Lapse Enhancement Rider Death Benefit
10	65	96,229	1,000,000	900,000	1,000,000	1,000,000
20	75	294,510	1,000,000	900,000	1,000,000	1,000,000
30	85	584,424	1,000,000	900,000	—	900,000
40	95	745,856	1,000,000	900,000	—	900,000
50	105	1,114,200	1,114,200	900,000	—	900,000

The above example shows a policy that has sufficient Accumulation Value to remain in force.  Thus, the No-Lapse Enhancement Rider is not needed to prevent the policy in the example above from lapsing.   In this example, the death benefit option selected by the policy owner will determine the amount payable upon the death of the insured.

The example below uses all of the same assumptions as are used for the example above, except for the Assumed Investment Return set forth below:

•                  Assumed Investment Return:  0.00% gross (-0.74% net)

End of Year	Age	Accumulation Value	Policy Death Benefit	No-Lapse Provision Death Benefit	Reset Account Value Provision Death Benefit	No-Lapse Enhancement Rider Death Benefit
10	65	55,201	1,000,000	900,000	1,000,000	1,000,000
20	75	92,217	1,000,000	900,000	1,000,000	1,000,000
25	80	48,650	1,000,000	900,000	1,000,000	1,000,000
30	85	—	—	900,000	—	900,000
40	95	—	—	900,000	—	900,000
50	105	—	—	900,000	—	900,000

The second example shows a policy in which the Accumulation Value declines to 0 in between policy years 25 and 30.  At that point, the No-Lapse Enhancement Rider will keep the policy from lapsing.  The No-Lapse Enhancement Rider Death Benefit is the greater of the No-Lapse Provision Death Benefit and the Reset Account Value Death Benefit.  Therefore, once the rider begins to prevent lapse, it will provide a Guaranteed Minimum Death Benefit of $900,000 (as elected by the policy owner at the time of application for the policy).  In this example, the death benefit provided by the No-Lapse Enhancement Rider is less than the death benefit which would have been payable under the death benefit selected by the policy owner had the Accumulation Value been sufficient to keep the policy in force without the No-Lapse Enhancement Rider.

The No-Lapse Enhancement Rider can provide benefits when your policy’s Accumulation Value is insufficient to prevent a policy lapse, which would otherwise terminate all policy coverage.  Rider benefits can prevent a policy lapse when the policy’s Accumulation Value is reduced by deductions for policy charges and fees, poor investment performance, partial

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surrenders of Accumulation Value, Indebtedness for policy loans, or any combination of these factors.

You must maintain automatic rebalancing in order to keep this rider in effect. Automatic rebalancing will be in effect when the policy is issued. If you discontinue automatic rebalancing after the policy is issued, this rider will terminate. After this rider terminates, the policy will remain in force only if the Accumulation Value is sufficient to cover the Monthly Deductions. Refer to the section headed “Optional Sub-Account Allocation Programs” for more information about automatic rebalancing.

We reserve the right to restrict your allocation to certain Sub-Accounts to a maximum of 40% of the policy Accumulation Value in order to keep this rider in effect.  While we currently do not restrict your allocation rights, your policy will include a listing of the Sub-Accounts available as of the Policy Date to which allocation may be so restricted.  The decision to enforce this restriction will be based on an annual review of the Separate Account investments of all owners of this product. If we determine that the investments of all owners are highly concentrated in certain Sub-Accounts, then Sub-Accounts with higher concentrations than anticipated will be subject to the restriction. Any restriction will apply to all owners of this product. If such a restriction is put in place in the future, you will be notified in writing and advised if it is necessary to reallocate the policy Accumulation Value or subsequent premium payments among Sub-Accounts which are not subject to the restriction and advised of the steps you will need to take, if any, in order to keep the rider in effect.  We will not reallocate the Accumulation Value to comply with any such restriction except pursuant to your instructions. You may provide instructions for reallocation in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing. If you choose not to reallocate the Accumulation Value of your policy to comply with a Sub-Account restriction, this rider will terminate.  If this rider is actively preventing the policy from lapsing and this rider terminates as a result of the owner’s failure to comply with a Sub-Account restriction, then the policy will lapse.

The duration of the no-lapse coverage will be determined monthly by referencing the No-Lapse Account Value and the Reset Account Value. The duration is determined by projecting the first Monthly Anniversary Day on which future deductions for the rider rates and fees would cause both the No-Lapse Value and Reset Account Value to reach zero. Because the duration is recalculated on a monthly basis, higher premium payments and credited interest will increase the duration, while Partial Surrenders and adjustments for rider Reference Rates and Fees will reduce the duration. In general, later premium payments are credited with less interest over time, resulting in a lower No-Lapse Value and Reset Account Value, and a shorter duration of no-lapse protection.

The duration of the lapse protection provided by this rider may be reduced if:

1)     premiums or other deposits are not received on or before their due date; or

2)              you initiate any policy change that decreases the No-Lapse Value or Reset Account Value under the policy. These changes include, but are not limited to, Partial Surrenders, loans, increases in specified amount, and changes in death benefit option.

The Company will determine the duration of the lapse protection based on the situation in 1) and 2) above by recalculating the No-Lapse Value and the Reset Account Value. In general, later premium payments are credited with less interest over time, resulting in a lower No-Lapse

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Value and Reset Account Value. A lower No-Lapse Value or Reset Account Value will reduce the duration of lapse protection. The following example shows the impact of delayed premium payments on the duration of lapse protection:

Sample Policy

•                  Insured: Male Standard Non-tobacco, age 55

•                  Specified amount: $1,000,000

•                  Benefit Selection Option:  Not elected

•                  Planned annual premium payment: $13,000

Duration of lapse protection:

1)              if premiums are received on the planned payment date each year: 326 months; or

2)              if premiums are received 30 days after the planned payment date each year: 322 months.

The impact of late premium payments on the duration of the lapse protection varies by policy. If both the No-Lapse Value and the Reset Account Value, less any Indebtedness, are zero or less, this rider will not prevent your policy from lapsing. Payment of sufficient additional premiums while this rider remains in force will increase one or both of the values to an amount greater than zero, and the rider will provide lapse protection. You may obtain information about your policy’s current duration of lapse protection and the impact that late premium payments may have on that duration by requesting a personalized policy illustration from your financial adviser.

Rider Termination.  This rider and all rights provided under it will terminate automatically upon the earliest of the following:

1)              the insured reaches age 121; or

2)              surrender or other termination of the policy; or

3)              automatic rebalancing is discontinued; or

4)              an allocation restriction requirement is not met within 61 days of notification to you of such a requirement.

If the policy terminates and is reinstated, this rider will likewise be reinstated unless the rider terminated before the policy terminates.

Benefit Selection Option.  When you apply for the policy, you may elect the Benefit Selection Option.

With this option, you can select a balance between potentially greater accumulation value and the death benefit protection provided by the No-Lapse Enhancement Rider.  When considering this option, you should consider the amount of market risk which is appropriate for you and your circumstances.  This option is designed to reduce the charges for the per $1,000 of specified amount monthly administrative expense fee (the “Monthly Administrative Expense Fee”) deducted from your policy and thereby reduce the cost of the death benefit

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provided by your policy.  Therefore, if you elect to reduce the death benefits provided by this rider, you will reduce the monthly charges deducted from your policy’s accumulation value.  By reducing the monthly charges deducted from your policy’s Accumulation Value, you have the opportunity to have a larger Accumulation Value allocated to the Fixed Account and invested in the Sub-Accounts.

When you elect this option, you choose to reduce the benefits provided by the No-Lapse Enhancement Rider in exchange for reduced Monthly Administrative Expense Fees.  The reduced policy Monthly Administrative Expense Fee will be displayed in your policy specifications.  However, when the Benefit Selection Option is elected, your choice of a Benefit Selection Option percentage greater than zero will increase the no-lapse reference per $1,000 of specified amount monthly administrative fees, and, therefore, the premiums which you must pay in order to meet the requirements of the No-Lapse Enhancement Rider will increase.  (Refer to the section headed “No-Lapse Enhancement Rider” for discussion of how Rider values are calculated.)  The higher the percentage you select for the Benefit Selection Option, the larger the increase in the no-lapse reference per $1,000 of specified amount Monthly Administrative Fees and the higher the premiums you must pay in order to meet the requirements of the Rider.

The following example shows two policies on the same insured. In the first example, the Benefit Selection Option was not elected; and in the second example the Benefit Selection Option was elected:

Male, 55 Year Old, Standard Non-tobacco

Benefit Selection Option	Monthly Administrative Expense Fee	No-Lapse Monthly Administrative Expense Reference Fee	Result
Election: None	$0.5133 per thousand of Specified Amount (higher)	$0.1333 per thousand of Specified Amount (lower)	This option offers the best no-lapse protection available. The price of the protection is reflected in the higher Monthly Administrative Expense Fee.

Election: 100%	$0.0683 per thousand of Specified Amount (lower)	$0.2333 per thousand of Specified Amount (higher)

This option offers the least amount of no-lapse protection. The Monthly Administrative Expense Fee is reduced in exchange. Therefore, this option allows more money to be invested in the Sub-Accounts or allocated to the Fixed Account. However, the premiums which you must pay in order to satisfy the no-lapse requirements of the rider will increase.

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You elect this option by selecting a percentage from 1 to 100%. This election must be made at Policy issue and is irrevocable.  The impact of selecting a Benefit Selection Option percentage greater than zero on your policy is best shown in an illustration.  Please ask your registered representative for illustrations which demonstrate the impact of electing various Benefit Selection Option percentages greater than zero.

If elected, the percentage you select under this option will be shown in your policy specifications.  Once your policy is issued with the Benefit Selection Option, you may not change the percentage you selected nor may you terminate your election.

Overloan Protection Rider.  If this rider is issued with your policy, you meet the requirements as described in this rider and have elected this benefit, your policy will not lapse solely based on indebtedness exceeding the accumulation value less the surrender charges. It is a limited benefit, in that it does not provide any additional death benefit or any increase in accumulation value. Also, it does not provide any type of market performance guarantee.

There is no charge for adding this rider to your policy. However, if you choose to elect this benefit, there is a one-time charge which will not exceed 5.0% of the then current accumulation value. Once you elect the benefit, certain provisions of your policy will be impacted as described in the rider.

Premium Reserve Rider.  We will automatically issue this rider with your policy.  The rider allows you to pay premiums in addition to those you plan to pay for your policy and to have such amounts accumulate in the same manner as if they had been allocated to your policy without, as detailed in the rider, being subject to all charges and expenses of your policy.  For example, this rider can be used to fund future premium payments if needed while retaining the flexibility to withdraw such funds from the rider without reducing the Policy’s Specified Amount (or being subject to withdrawal fees or Surrender Charges) in the event the funds are not needed due to favorable investment performance.  Premiums allocated to the Premium Reserve Rider do not increase the policy’s Accumulation Value and, therefore, will not decrease the Net Amount at Risk.  Since the Net Amount at Risk will not be reduced, current Cost of Insurance Charges will not be reduced.  However, the Policy’s death benefit will be increased by the Premium Reserve Rider Accumulation Value less Indebtedness.  The Premium Reserve Rider Accumulation Value is the sum of the (i) values of sub-accounts created for the rider which, but for having been created specifically for the rider, are in all other respects identical to the Sub-Accounts (the “Premium Reserve Rider Sub-Accounts”), (ii) values held in the portion of the Fixed Account created specifically for the rider (the “Premium Reserve Rider Fixed Account”), and values held in the Premium Reserve Rider Loan Account (see section headed “Policy Loans” for a discussion of borrowing against the Premium Reserve Rider Accumulation Value).

A premium load of 4.0% (known as the Premium Reserve Rider Premium Load) will be deducted from each amount allocated to this rider.

Net Premium Reserve Rider premiums will be allocated to the Premium Reserve Rider Sub-Accounts and/or the Premium Reserve Rider Fixed Account using the same premium allocation instruction that you have provided to us for allocating premiums which you direct to your policy.

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Calculations of the values of the Premium Reserve Rider Sub-Accounts apply the same daily mortality and expense risk charge as would have been deducted if the premiums had been allocated to your policy; however, the Monthly Deductions for your policy, which include  the amount of the Cost of Insurance Charge and the Administrative Fee, and charges for riders to your policy other than this rider will not be reflected.

You may request us to transfer all or part of the Premium Reserve Rider’s Accumulation Value to your policy at any time.  Transfers of the Premium Reserve Rider Accumulation Value to your policy are subject to a deduction of 3.0% from each amount transferred (the 3.0% charge is called the Premium Reserve Rider Transfer Load) if such transfers are made (either automatically, as discussed below, or at your request) in the first ten policy years.The Premium Reserve Rider Transfer Load is imposed by the Company if Premium Reserve Rider Accumulation Value is transferred to the policy during the first 10 policy years.  This charge is made to help cover the costs associated with providing the increased policy benefits created as a result of the increased policy values.

No other policy charges or fees will be deducted from the amount allocated to the Premium Reserve Rider.

In addition, after policy year 10, subject to certain limitations (which relate to meeting the requirement that sufficient value remains to maintain the duration of lapse protection provided under the No-Lapse Enhancement Rider until the insured reaches age 121 – see section headed “No-Lapse Enhancement Rider”), you may request transfers from the policy’s Net Accumulation Value to the Premium Reserve Rider for allocation to the Premium Reserve Rider’s Sub-Accounts and Fixed Account.  Transfers between the policy and the rider will not be counted against the number of free transfers permitted by the policy.

The rider provides for the automatic transfer of the entire Premium Reserve Rider Accumulation Value to the policy in the event

1)              the Net Accumulation Value under your policy is insufficient to maintain your policy in force and the No-Lapse Enhancement Rider described above is not at the time preventing your policy from lapsing; and

2)              you do not pay at least the amount set forth in the lapse notice and your payment is not received by us before the end of the grace period.

If the Premium Reserve Rider Accumulation Value (less the Premium Reserve Rider Transfer Load of 3.0% if the transfer is made during the first 10 policy years) on the day the grace period ends is insufficient to meet the amount then due, your policy will lapse without value.

If this rider is in force at the time you request a loan on or Partial Surrender of your policy, any such loan or Partial Surrender will be made first from any Premium Reserve Rider Accumulation Value and when the Premium Reserve Rider Accumulation Value is reduced to zero, then from the Accumulation Value of your policy. Loan interest will be charged and credited to any Premium Reserve Rider loans on the same basis as the policy.  Please refer to the section headed “Policy Loans” for a more detailed discussion of policy loans, including interest charged on policy loans.

In the event of the death of the insured while the rider is in force, any Premium Reserve Rider Accumulation Value less Indebtedness on the date of death will be added to the death

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benefit if Death Benefit Option 1 is in force and will be added to the policy’s Accumulation Value less indebtedness on the date of death if Death Benefit Option 2 is in force.  If the death benefit is paid pursuant to the No-Lapse Enhancement Rider, the Premium Reserve Rider Accumulation Value less Indebtedness will be added to the death benefit payable under that rider.

The Premium Reserve Rider will terminate at the earlier of the date your policy terminates; the date the entire Premium Reserve Rider Accumulation Value is automatically transferred to your policy to maintain your policy in force; or your written request to terminate the rider is received.  Once terminated, the rider may not be reinstated, and no further premium payments may be allocated to it.

Finally, the amount of premiums you may pay, whether you direct them to your policy or to your Premium Reserve Rider are subject to limits which are discussed in the Tax Issues section of the prospectus.

As with your policy, you bear the risk that the investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated.  Adverse investment results will impact the Premium Reserve Rider Accumulation Value and, therefore, the amount of rider accumulation value which may be available to prevent your policy from lapsing or for providing policy benefits.

The Premium Reserve Rider, as discussed above, can help provide additional protection against lapse of your policy.  The Premium Reserve Rider Accumulation Value generated by the additional premiums you pay to the rider may be transferred to the policy either through (i) your voluntarily requesting us to transfer available Premium Reserve Rider Accumulation Value to the policy in the amount needed to prevent lapse (because, for example, you do not have the funds outside of the policy to make the premium payment required to keep the policy in force), or (ii) the rider’s provision for automatically transferring all available Premium Reserve Rider Accumulation Value to the policy should those values be needed to prevent lapse of the policy (because, for example, the payment you do make either is less than the amount requested or is not received by the time set by the terms of the policy).  However, as noted above, if such values are transferred pursuant to the Premium Reserve Rider’s automatic transfer provision, the Premium Reserve Rider will terminate, and the policy owner will permanently lose the ability to allocate any future premium payments to the rider.

As a hypothetical example of how the Premium Reserve Rider might help prevent lapse of your policy, assume that you have had your policy for 11 years and that you have allocated additional premiums to the rider so that your Premium Reserve Rider Accumulation Value at the end of policy year 11 is $25,000.   Further assume that the No-Lapse Enhancement Rider is no longer preventing your policy from lapsing, that the premium required to maintain your policy in force that is due at the beginning of policy year 12 is $15,000, and that you have decided that you wish to minimize your current cash outlays.  If you do not pay the $15,000 premium, you will receive a lapse notice which will tell you that you need to make a premium payment of $15,000 to your policy.  If you wish, you could request (before the end of the grace period) that we transfer $15,000 of the Premium Reserve Rider Accumulation Value to the policy.  If you do not so request, we will automatically transfer the entire Premium Reserve Rider Accumulation Value of $25,000 to the policy (and your Premium Reserve Rider will terminate).   In this example, the transfer of $15,000 from your Premium Reserve Rider Accumulation Value to your policy will avoid lapse of the policy.

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As a further hypothetical example, again assume that you have had your policy for 11 years but that you have allocated fewer additional premiums to the rider so that your Premium Reserve Rider Accumulation Value is $10,000. Continuing the assumption that the No-Lapse Enhancement Rider is no longer preventing your policy from lapsing, that the premium required to maintain your policy in force that is due at the beginning of policy year 12 is $15,000, and that you wish to minimize your current cash outlays, your Premium Reserve Rider Accumulation Value would provide (either by transfer at your specific request or through automatic transfer) $10,000 towards the premium due.  But in this example, you would have to then pay the balance of the premium due, that is $5,000, to us from your savings or from another source outside of the policy to avoid lapse of your policy.

You should discuss with your financial adviser the needs which purchasing the policy will meet, including the need to provide to beneficiaries a guaranteed death benefit which does not depend upon growth of the policy’s accumulation value.  Policy illustrations, which the financial adviser can prepare, will help determine the amount of premiums which should be allocated to paying the costs of the policy for the death benefit you need.  Once that need for a guaranteed death benefit is met and premium requirements determined, the policy owner then could consider whether to allocate additional funds to the Rider.

You should carefully weigh the balance between allocating premiums to the policy and premiums to the rider.  Premiums allocated to the Premium Reserve Rider may be withdrawn without reducing the specified amount (which might be the case if those premiums had been allocated to the policy).  In addition, premiums allocated to the rider initially are charged only with the 4.0% Premium Reserve Rider Premium Load and will only be charged the 3.0% Premium Reserve Rider Transfer Load if transfers are voluntarily made during the first 10 policy years (or are automatically transferred to help prevent policy lapse).  And premiums allocated to the rider become part of the Premium Reserve Rider Accumulation Value and that value (less any Indebtedness) would be paid upon the death of the insured in addition to the death benefit paid

However, premiums allocated to the rider do not increase the policy’s Accumulation Value and, therefore, would not reduce the cost of insurance charges.  An illustration can show the impact that paying a higher level of premiums would have on the policy’s Cost of Insurance Charges: that is as Accumulation Values in the policy increase (through positive investment results and/or allocating more premiums to the policy), the Net Amount at Risk (that is, the difference between the death benefit and the Accumulation Value) will decrease, thereby decreasing the Cost of Insurance Charges.   Decreasing policy charges increases the amount of policy Accumulation Value available for allocation to the Sub-Accounts, and thereby increases the amount available for investment, subject to your tolerance for risk.

Your financial adviser can prepare illustrations which would reflect the potential impact that different allocations of premium between the policy and the Premium Reserve Rider might have, as well as illustrate the impact rates of return selected by you might have on the policy’s benefits and the Premium Reserve Rider Accumulation Value.

Continuation of Coverage

If the insured is still living at age 121, and the policy is still in force and has not been surrendered, the policy will remain in force until surrender or death of the insured. There are certain changes that will take place:

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1)     we will no longer accept premium payments;

2)     we will make no further deductions;

3)     policy values held in the Separate Account will be transferred to the Fixed Account; and

4)     we will no longer transfer amounts to the Sub-Accounts.

However, loan interest will continue to accrue.

Termination of Coverage

All policy coverage terminates on the earliest of:

1)     surrender of the policy;

2)     death of the insured; or

3)     failure to pay the necessary amount of premium to keep your policy in force.

State Regulation

New York regulations will govern whether or not certain features, riders, charges and fees will be allowed in your policy.

PREMIUMS

You may select and vary the frequency and the amount of premium payments and the allocation of net premium payments. After the initial premium payment is made there is no minimum premium required, except to keep the policy in force. Premiums may be paid any time before the insured attains age 121.

The initial premium must be paid for policy coverage to be effective. .

Allocation of Net Premium Payments

Your “net premium payment” is the portion of a premium payment remaining after deduction of the premium load. The Net Premium Payment is available for allocation to the Sub-Accounts or the Fixed Account.

You first designate the allocation of Net Premium Payments among the Sub-Accounts and Fixed Account on a form provided by us for that purpose. Subsequent Net Premium Payments will be allocated on the same basis unless we are instructed otherwise, in writing. You may change the allocation of Net Premium Payments among the Sub-Accounts and Fixed Account at any time. The amount of Net Premium Payments allocated to the Sub-Accounts and Fixed Account must be in whole percentages and must total 100%. We credit Net Premium Payments to your policy as of the end of the “valuation period” in which it is

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received at our Administrative Office. The end of the Valuation Period is 4:00 P.M., Eastern Time, unless the New York Stock Exchange closes earlier.

The Valuation Period is the time between “valuation days”. A Valuation Day is every day on which the New York Stock Exchange is open and trading is unrestricted. Your policy values are calculated on every Valuation Day.

Planned Premiums; Additional Premiums

Planned premiums are the amount of periodic premium (as shown in the policy specifications) you choose to pay the Company on a scheduled basis. This is the amount for which we send a premium reminder notice. Premium payments may be billed annually, semi-annually, or quarterly. You may arrange for monthly pre-authorized automatic premium payments at any time.

In addition to any planned premium, you may make additional premium payments. These additional payments must be sent directly to our Administrative Office, and will be credited when received by us.

Unless you specifically direct otherwise, any payment received (other than any premium payment necessary to prevent, or cure, policy lapse) will be applied as premium and will not repay any outstanding loans. There is no Premium Load on any payment which you specifically direct as repayment of an outstanding loan.

You may increase planned premiums, or pay additional premiums, subject to the certain limitations. We reserve the right to limit the amount or frequency of additional premium payments.

We may require evidence of insurability if any payment of additional premium (including planned premium) would increase the difference between the specified amount and the Accumulation Value. If we are unwilling to accept the risk, your increase in premium will be refunded without interest.

We may decline any additional premium (including planned premium) or a portion of a premium that would cause total premium payments to exceed the limit for life insurance under federal tax laws. Our test for whether or not your policy exceeds the limit is referred to as the guideline premium test. The excess amount of premium will be returned to you. We may accept alternate instructions from you to prevent your policy from becoming a MEC (Modified Endowment Contract). Refer to the section headed “Tax Issues” for more information.

Policy Values

Policy value in your variable life insurance policy is called the Accumulation Value.

The Accumulation Value equals the sum of the Fixed Account value, the Separate Account value, and the Loan Account value. At any point in time, the Accumulation Value reflects:

1)              net premium payments made;

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2)     the amount of any Partial Surrenders;

3)     any increases or decreases as a result of market performance of the Sub-Accounts;

4)     interest credited to the Fixed Account or the Loan Account;

5)     additional bonus credits on Net Accumulation Value in Fixed Account and the Sub-Accounts beginning in policy year 21; and

6)     all charges and fees deducted.

The Separate Account value, if any, is the portion of the Accumulation Value attributable to the Separate Account. The value is equal to the sum of the current values of all the Sub-Accounts in which you have invested. This is also referred to as the variable accumulation value.

A unit of measure used in the calculation of the value of each Sub-Account is the Variable Accumulation Unit. It may increase or decrease from one Valuation Period to the next. The Variable Accumulation Unit Value for a Sub-Account for a Valuation Period is determined as follows:

1)     the total value of fund shares held in the Sub-Account is calculated by multiplying the number of fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the fund at the end of the Valuation Period, and adding any dividend or other distribution of the fund made during the Valuation Period; minus

2)     the liabilities of the Sub-Account at the end of the Valuation Period. Such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that we determine result from the operations of the Separate Account; and

3)     the result of (1) minus (2) is divided by the number of Variable Accumulation Units for that Sub-Account outstanding at the beginning of the Valuation Period.

In certain circumstances, and when permitted by law, we may use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.

The daily charge imposed on a Sub-Account for any Valuation Period is equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the Valuation Period.

The Fixed Account value, if any, reflects amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or Partial Surrenders. We guarantee the Fixed Account value. Interest is credited daily on the Fixed Account value at the greater of a rate of 0.00809863% (equivalent to a compounded annual rate of 3. 0%) or a higher rate determined by the Company.

The Loan Account value, if any, reflects any outstanding policy loans, including any interest charged on the loans. This amount is held in the Company’s General Account. We do not

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guarantee the Loan Account value. Interest is credited on the Loan Account at an effective annual rate of 4.0% in all years.

The Net Accumulation Value is the Accumulation Value less the Loan Account value. It represents the net value of your policy and is the basis for calculating the Surrender Value.

We will tell you at least annually the Accumulation Value, the number of Variable Accumulation Units credited to your policy, current Accumulation Unit Values, Sub-Account values, the Fixed Account value and the Loan Account value. We strongly suggest that you review your statements to determine whether additional premium payments may be necessary to avoid lapse of your policy.

Additional Bonus Credits

On each Monthly Anniversary Day beginning with the first Monthly Anniversary Day in policy year 21, we will make a “additional bonus credits” to Net Accumulation Values in each Sub-Account and the Fixed Account at an annual rate guaranteed to be not less than 0.15% of the values in each Sub-Account and the Fixed Account on the Monthly Anniversary Day.  In the event that you have allocated premium payments to the Premium Reserve Rider, beginning with the first Monthly Anniversary Day in policy year 21, Additional Bonus Credits, calculated as described above, will be credited to the Premium Reserve Rider Net Accumulation Value.  Additional Bonus Credits are based on reduced costs in later policy years hat we can pass on to policies that are still in force.  Our payment of the Additional Bonus Credits will not increase or otherwise affect the charges and expenses of your policy or any policy  riders.

DEATH BENEFITS

The “death benefit proceeds” is the amount payable to the beneficiary upon the death of the insured, based upon the death benefit option in effect. Loans, loan interest, partial surrenders, and overdue charges (such as Monthly Deductions), if any, are deducted from the Death Benefit Proceeds prior to payment. Riders, including the No-Lapse Enhancement Rider and the Premium Reserve Rider, may impact the amount payable as Death Benefit Proceeds in your policy.  The Guaranteed Minimum Death Benefit that you select under the provisions of the No-Lapse Enhancement Rider will only affect the Death Benefit Proceeds while the rider’s No-Lapse Provision is actively preventing the policy from lapsing.  As discussed in more detail in the “Riders” section of this prospectus, the No-Lapse Enhancement Rider may provide a death benefit which differs from that paid under the policy.  The Premium Reserve Rider Accumulation Value, if any, less any Indebtedness under the Premium Reserve Rider, will be added to the policy’s Death Benefit Proceeds.  If the policy’s death benefit is paid pursuant to the terms of the No-Lapse Enhancement Rider, the Premium Reserve Rider Accumulation Value, if any, less any Indebtedness under the Premium Reserve Rider, will be added to the death benefit payable under the terms of that rider.

Death Benefit Proceeds

The Death Benefit Proceeds payable upon the death of the insured will be the greater of:

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1)     the amount determined by the death benefit option in effect on the date of the death of the insured, less any indebtedness; or

2)     a percentage of the Accumulation Value equal to that required by the Internal Revenue Code to maintain the policy as a life insurance policy. These percentages are shown on your policy specifications pages.

Death Benefit Options

Two different death benefit options are available. You may choose the death benefit option at the time you apply for your policy.  If you do not choose a death benefit option at that time, death benefit option 1 will apply.  (See discussion under heading “Changes to the Initial Specified Amount and Death Benefit Options” for details as to changes you are permitted to make in your choice of death benefit option after your policy has been issued.)

The following table provides more information about the death benefit options.

Option	Death Benefit Proceeds Equal to the Variability

1	Specified amount (a minimum of $100,000) level death benefit	None.

2	Sum of the specified amount plus the net accumulation value as of the date of the insured’s death.	May increase or decrease over time, depending on the amount of premium paid and the investment performance of the Sub-Accounts or the interest credited to the Fixed Account.

If for any reason the owner does not elect a particular death benefit option, Option 1 will apply.

Your choice of Death Benefit Option will impact the Cost of Insurance Charge because the Cost of insurance Charge is based upon the “net amount at risk”.  The Net Amount at Risk for your policy is the difference between the specified amount and the Accumulation Value of your policy.  Therefore, for example, if you choose Death Benefit Option 1, and if your policy Accumulation Value increases (because of positive investment results), your Cost of Insurance Charge will be less than if your policy Accumulation Value did not increase or declined.  (See section headed “Cost of Insurance” for discussion of Cost of Insurance Charges.)

Changes to the Initial Specified Amount and Death Benefit Options

Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the specified amount. The minimum specified amount is currently $100,000.

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The death benefit option may be changed by the owner, subject to our consent, as long as the policy is in force.

You must submit all requests for changes among death benefit options and changes in the specified amount in writing to our Administrative Office. The minimum increase in specified amount currently permitted is $1,000. If you request a change, a supplemental application and evidence of insurability must also be submitted to us.

Option change	Impact

2 to 1	The specified amount will be increased by the Accumulation Value as of the effective date of change.

A Surrender Charge may apply to a Reduction in Specified Amount. Please refer to the Surrender Charges section of this prospectus for more information on conditions that would cause a Surrender Charge to be applied. A table of Surrender Charges is included in each policy.

Any Reductions in Specified Amount will be made against the initial specified amount and any later increase in the specified amount on a last in, first out basis. Any increase in the specified amount will increase the amount of the Surrender Charge applicable to your policy. Changes in specified amount do not affect the Premium Load as a percentage of premium.

We may decline any request for Reduction in Specified Amount if, after the change, the specified amount would be less than the minimum specified amount or would reduce the specified amount below the level required to maintain the policy as life insurance for purposes of federal income tax law according to the guideline premium test.

The guideline premium test provides for a maximum amount of premium paid in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, we may increase the policy’s death benefit above the specified amount in order to satisfy the guideline premium test. If the increase in the policy’s death benefit causes an increase in the net amount at risk, charges for the cost of insurance will increase as well.

Any change is effective on the first Monthly Anniversary Day on, or after, the date of approval of the request by Lincoln Life. If the Monthly Deduction amount would increase as a result of the change, the changes will be effective on the first Monthly Anniversary Day on which the Accumulation Value is equal to, or greater than, the Monthly Deduction amount.

Payment of Death Benefit Proceeds

Proof of death should be furnished to us at our Administrative Office as soon as possible after the death of the insured. This notification must include a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.

After receipt at our Administrative Office of proof of death of the insured, the Death Benefit Proceeds will ordinarily be paid within seven days. The proceeds will be paid in a lump sum or in accordance with any settlement option selected by the owner or the beneficiary.

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Payment of the Death Benefit Proceeds may be delayed if your policy is contested or if Separate Account values cannot be determined.

If the recipient of the Death Benefit Proceeds has elected a lump sum settlement and the death benefit proceeds are over $5,000, the proceeds will be placed into an interest-bearing account in the recipient’s name. The SecureLine (Reg. TM) account allows the recipient additional time to decide how to manage the proceeds with the balance earning interest from the day the account is opened.

The SecureLine (Reg. TM) account is a special service that we offer in which your death benefit or surrender proceeds are placed into an interest-bearing account. Instead of mailing you (or the recipient of the proceeds) a check, we will send a checkbook so that you (or the proceeds recipient) will have access to the account simply by writing a check for all or any part of the proceeds. The SecureLine (Reg. TM) account is part of our general account. It is not a bank account, and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the SecureLine (Reg. TM) account.

You (or the recipient of the proceeds) may request that the proceeds be paid in the form of a check rather than receiving the SecureLine (Reg. TM) checkbook.

POLICY SURRENDERS

You may surrender your policy at any time by sending us your policy along with a written request for surrender. If you surrender your policy, all policy coverage will automatically terminate and may not be reinstated. Consult your tax adviser to understand tax consequences of any surrender you are considering.

The Surrender Value of your policy is the amount you can receive by surrendering the policy. The Surrender Value is (i) the Net Accumulation Value (which is your policy’s Accumulation Value less any Indebtedness) less any applicable Surrender Charge, less any accrued loan interest not yet charged, plus (ii) the net accumulation value, if any, of the Premium Reserve Rider (which is the Premium Reserve Rider Accumulation Value less any Indebtedness), less any applicable Surrender Charge and less any accrued loan interest not yet charged.  Policy Indebtedness includes loans under the policy and Premium Reserve Rider Indebtedness includes loans under the Premium Reserve Rider.

Any surrender results in a withdrawal of values from the Sub-Accounts and Fixed Account and from the Premium Reserve Rider Sub-Accounts and Premium Reserve Rider Fixed Account that have values allocated to them. Any surrender from a Sub-Account or from a Premium Reserve Rider Sub-Account will result in the cancellation of Variable Accumulation Units. The cancellation of such units will be based on the Variable Accumulation Unit Value determined at the close of the Valuation Period during which the surrender is effective. Surrender proceeds will generally be paid within seven days of our receipt of your request.

At any time, you may transfer all of the Separate Account value (and any Premium Reserve Rider Sub-Account and Premium Reserve Rider Fixed Account value) to the Fixed Account.  You may then surrender the policy in exchange for a life insurance policy the values and benefits of which do not depend upon the performance of a separate account.  The new policy will not require the payment of further premiums, and the amount of the death benefit

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will be equal to what can be purchased on a single premium basis by the surrender value of the policy you are surrendering.  Please contact your financial adviser for an illustration of the policy which you could receive if you decide to exchange your policy.

If you request lump sum surrender and the policy’s surrender value is over $5,000, your surrender proceeds will be placed into a SecureLine (Reg. TM) account in your name. Refer to the description of the SecureLine (Reg. TM) account under the section headed “Death Benefit Proceeds” for more information.

You (or the recipient of the proceeds) may request that the proceeds be paid in the form of a check rather than receiving the SecureLine (Reg. TM) checkbook.

Partial Surrender

You may make a Partial Surrender, withdrawing a portion of your policy values.  You may request a Partial Surrender in writing or electronically, if previously authorized and we consent. The total of all Partial Surrenders may not exceed 90% of the Surrender Value of your policy. We may limit Partial Surrenders to the extent necessary to meet the federal tax law requirements. Each Partial Surrender must be at least $500. Partial Surrenders are subject to other limitations as described below.  If you wish to make a surrender in excess of 90% of the Surrender Value of your policy, you must specifically request a Full Surrender of your policy.  Charges for Full Surrenders will apply (see section headed “Surrender Charges” for a discussion of Surrender Charges).

Partial Surrenders may reduce the Accumulation Value and the specified amount. The amount of the Partial Surrender will be withdrawn first from the Premium Reserve Rider Sub-Accounts and Fixed Account in proportion to their values, and when such values are reduced to zero then from the Sub-Accounts and Fixed Account in proportion to their values.  (See discussion in section headed “Riders—Premium Reserve Rider” for further details.) The effect of Partial Surrenders on the Death Benefit Proceeds depends on the death benefit option in effect at the time of the Partial Surrender.

Partial Surrenders are deducted when the No-Lapse Value and the Reset Account Value of the No-Lapse Enhancement Rider are calculated.  (See discussion in section headed “Riders — No-Lapse Enhancement Rider” for a detailed discussion of how benefits of this rider may be impacted by reductions of these values.)

Death Benefit
Option in Effect	Impact of Partial Surrender

1	May reduce the specified amount.

2	Will reduce the accumulation value, but not the specified amount.

Partial surrender proceeds will generally be paid within seven days of our receipt of your request.

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POLICY LOANS

You may borrow against the Surrender Value of your policy and of the Premium Reserve Rider, if you have allocated premiums to the Rider.  The loan may be for any amount up to 100% of the current Surrender Value. However, we reserve the right to limit the amount of your loan so that total policy Indebtedness (including any Premium Reserve Rider Indebtedness) will not exceed the greater of:

(i)	an amount equal to

	(a)	90% of the sum of the Separate Account Value, the Fixed Account Value, and the Loan Account Value of the policy; plus

	(b)	(1)	during policy years 1 to 10, 90% of the Premium Reserve Rider Accumulation Value ; or

		(2)	during policy years 11 and later, 100% of the Premium Reserve Rider Accumulation Value;

less Surrender Charge ; and

(ii)	75% of the current Surrender Value.

The “Premium Reserve Rider Accumulation Value” equals the sum of the Accumulation Value of (i) the Premium Reserve Rider Sub-Accounts, the Premium Reserve Rider Fixed Account, and (iii) the Premium Reserve Rider Loan Account.  The current surrender value of the policy equals (i) the sum of the Separate Account Value, the Fixed Account Value, and the Loan Account Value of the policy; plus (ii) the Premium Reserve Rider Accumulation Value, if any; minus (iii) Surrender Charge.

If you wish to make a surrender in excess of 90% of the Surrender Value of your policy, you must specifically request a Full Surrender of your policy.  Charges for Full Surrenders will apply (see section headed “Surrender Charges” for a discussion of Surrender Charges).

A loan agreement must be executed and your policy assigned to us free of any other assignments. Outstanding policy loans and accrued interest reduce the policy’s death benefit and Accumulation Value.

If you are considering requesting a policy loan, please ask your financial adviser for an illustration which would demonstrate not only the amount of the loan which would be available, but the impact that requesting a policy loan would have on your policy.

The amount of your loan will be withdrawn first from Accumulation values, if any, of the Premium Reserve Rider Sub-Accounts and Fixed Account and then from policy Sub-Accounts and the Fixed Account in proportion to their values. The Premium Reserve Rider Loan Account and the Loan Account are the accounts in which Premium Reserve Rider Indebtedness and policy Indebtedness (which consists of outstanding loans and accrued interest) accrues once it is transferred out of the Premium Reserve Rider Sub-Accounts, the Premium Reserve Rider Fixed Account, the Sub-Accounts, and the Fixed Account, respectively. Amounts transferred to the Loan Account of the policy and of the Premium Reserve Rider do not participate in the performance of the Sub-Accounts or the Fixed Account of either the Premium Reserve Rider or of the policy. Loans, therefore, can affect the policy’s death benefit and Accumulation Value whether or not they are repaid. Interest on policy loans (from both the Premium Reserve Rider and the policy) accrues daily at an effective annual rate of 5.0% in years 1-10 and 4.1% thereafter, and is payable once a year in arrears on each policy anniversary, or earlier upon full surrender or other payment of proceeds of your policy.

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The amount of your loan, plus any accrued but unpaid interest, is added to your outstanding policy loan balance and any Premium Reserve Rider loan balance. Unless paid in advance, loan interest due will be transferred proportionately from the Sub-Accounts and Fixed Account of the policy and the Premium Reserve Rider, respectively. This amount will be treated as an additional policy loan, and added to the Loan Account value of both the policy and the Premium Reserve Rider. Lincoln Life credits interest to the Loan Account Value (of both the Premium Reserve Rider and the policy) at a rate of 4.0% in all years, so the net cost of your policy loan is 1.0% in years 1-10 and 0.1% thereafter.

Your outstanding loan balance may be repaid at any time during the lifetime of the insured. The Loan Account will be reduced by the amount of any loan repayment. Any repayment, other than loan interest, will be allocated to the Sub-Accounts and Fixed Account in the same proportion in which net premium payments are currently allocated, unless you instruct otherwise.  When making a payment to us, we will apply your payment as premiums and not loan repayments unless you specifically instruct us otherwise.

If at any time the total Indebtedness against your policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less Surrender Charges, the policy will terminate.  However, you may have a grace period in which to make additional payments to keep your policy in force (see section headed “Lapse and Reinstatement” for a discussion of the Grace Period provision).  In addition, the provisions of the No-Lapse Enhancement Rider may prevent policy termination (see section headed “Riders – No-Lapse Enhancement Rider” for a discussion of when this rider would prevent policy termination).  If the provisions of the No-Lapse Enhancement Rider are not preventing policy termination, the provisions for automatic transfer of any Premium Reserve Rider Accumulation Value less Indebtedness (including interest accrued but not due) may prevent termination (see section headed “Riders – Premium Reserve Rider for a discussion of the provisions of the Premium Reserve Rider relating to transfers of Premium Reserve Rider Accumulation Value to the policy).  If your policy lapses while a loan is outstanding, there may be adverse tax consequences.

LAPSE AND REINSTATEMENT

If at any time

1)     the Net Accumulation Value of the policy is insufficient to pay the accumulated, if any, and current Monthly Deduction, and

2)     the provisions of the No-Lapse Enhancement Rider are not preventing policy termination,

then all policy coverage will terminate. This is referred to as policy lapse.

The Net Accumulation Value may be insufficient:

1)              because it has been exhausted by earlier deductions;

2)              as a result of poor investment performance;

3)              due to Partial Surrenders;

4)              due to Indebtedness for Policy Loans; or

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5)     because of a combination of any of these factors.

If we have not received your premium payment (or payment of Indebtedness on Policy Loans or any Indebtedness under the Premium Reserve Rider) necessary so that the Net Accumulation Value of your policy is sufficient to pay the accumulated, if any, and current Monthly Deduction amount on a Monthly Anniversary Day, we will send a written notice to you, or any assignee of record. The notice will state the amount of the premium payment (or payment of Indebtedness on Policy Loans and on any Premium Reserve Rider Indebtedness) that must be paid to avoid termination of your policy.

If the amount in the notice is not paid to us within the Grace Period and any Premium Reserve Accumulation Value (less any Premium Reserve Rider Transfer Load and less any Premium Reserve Rider Indebtedness) automatically transferred at the end of the Grace Period is also insufficient to keep the policy in force, then the policy will terminate.  The Grace Period is the later of (a) 31 days after the notice was mailed, and (b) 61 days after the Monthly Anniversary Day on which the Monthly Deduction could not be paid. If the insured dies during the Grace Period, we will deduct any charges due to us from any death benefit that may be payable under the terms of the policy.

No-Lapse Protection

Your policy includes the No-Lapse Enhancement Rider.   This rider provides you with additional protection to prevent a lapse in your policy. If you meet the requirements of this rider, your policy will not lapse, even if the Net Accumulation Value under the policy is insufficient to cover the accumulated, if any, and current Monthly Deductions. It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your cash value. Also, it does not provide any type of market performance guarantee.

We will automatically issue this rider with your policy. There is no charge for this rider.

The rider consists of the No-Lapse Value Provision and the Reset Account Value Provision. Under this rider, your policy will not lapse as long as either the No-Lapse Value or the Reset Account Value, less any Indebtedness, is greater than zero. The No-Lapse Value and Reset Account Value are Reference Rates and Fees only. If the Net Accumulation Value is insufficient to cover the accumulated, if any, and current Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing. Refer to the “No-Lapse Enhancement Rider” section of this prospectus for more information.

Your policy may also include the Overloan Protection Rider. If this rider is issued with your policy, you meet the requirements as described in this rider and have elected this benefit, your policy will not lapse solely based on Indebtedness (under both your policy and the Premium Reserve Rider) exceeding the Accumulation Value less the Surrender Charges. There is no charge for adding this rider to your policy. However, if you choose to elect the benefit, there is a one-time charge which will not exceed 5.0% of the then current Accumulation Value. Once you elect the benefit, certain provisions of your policy will be impacted as described in the rider.

Finally, your policy will include the Premium Reserve Rider.  To the extent that you have allocated premium payments to this rider, any rider Accumulation Value may prevent lapse

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of your policy.  If your policy’s Net Accumulation Value is insufficient to cover the Monthly Deductions, and the provisions of the No-Lapse Enhancement Rider are not preventing policy termination, we will send a written notice to you which will state the amount of the premium payment (or payment of Indebtedness on Policy Loans that must be paid to avoid termination of your policy.  If the amount in the notice is not paid to us within the Grace Period, we will automatically transfer to your policy any Premium Reserve Rider Accumulation Value (less any Premium Reserve Rider Transfer Load and less any Premium Reserve Rider Indebtedness) on the day the Grace Period ends.  If after such transfer, your policy’s Net Accumulation Value is sufficient to cover the Monthly Deductions then due, your policy will not lapse.  As with your policy, you bear the risk that investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated.  Adverse investment results will impact the Accumulation Value of the rider and, therefore, the amount of Premium Reserve Rider Accumulation Value which may be available to prevent your policy from lapsing or for providing policy benefits.

Reinstatement of a Lapsed Policy

If your policy has lapsed and the insured has not died since lapse, you may reinstate your policy within five years of the policy lapse date, provided:

1)     it has not been surrendered;

2)     there is an application for reinstatement in writing;

3)     satisfactory evidence of insurability is furnished to us and we agree to accept the risk;

4)     we receive a payment sufficient to keep your policy in force for at least two months; and

5)     any accrued loan interest is paid and any remaining Indebtedness is either paid or reinstated.

The reinstated policy will be effective as of the Monthly Anniversary Day on or next following the date on which we approve your application for reinstatement. Surrender Charges will be reinstated as of the policy year in which your policy lapsed. Your Accumulation Value at reinstatement will be the Net Premium Payment then made less all Monthly Deductions due.

TAX ISSUES

The federal income tax treatment of your policy is complex and sometimes uncertain. The federal income tax rules may vary with your particular circumstances. This discussion does not include all the federal income tax rules that may affect you and your policy and is not intended as tax advice. This discussion also does not address other federal tax consequences, such as estate, gift and generation skipping transfer taxes, or any state and local income, estate and inheritance tax consequences, associated with the policy. You should always consult a tax adviser about the application of tax rules to your individual situation.

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Taxation of Life Insurance Contracts in General

Tax Status of the Policy. Section 7702 of the Internal Revenue Code (“Code”) establishes a statutory definition of life insurance for federal tax purposes. We believe that the policy will meet the statutory definition of life insurance under the guideline premium test, which provides for a maximum amount of premium paid depending upon the insured’s age, gender, and risk classification in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, the death benefit payable will generally be excludable from the beneficiary’s gross income, and interest and other income credited will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the death of the insured, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are “adequately diversified” in accordance with Treasury Department regulations, and (2) we, rather than you, are considered the owner of the assets of the Separate Account for federal income tax purposes.

The Code also recognizes a cash value accumulation test, which does not limit premiums paid, but requires the policy to provide a minimum death benefit in relation to the policy value, depending on the insured’s age, gender, and risk classification. We do not apply this test to the policy.

Investments in the Separate Account Must be Diversified. For a policy to be treated as a life insurance contract for federal income tax purposes, the investments of the Separate Account must be “adequately diversified.” IRS regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the policy value over the policy premium payments. Although we do not control the investments of the Sub-Accounts, we expect that the Sub-Accounts will comply with the IRS regulations so that the Separate Account will be considered “adequately diversified.”

Restriction on Investment Options. Federal income tax law limits your right to choose particular investments for the policy. Because the IRS has issued little guidance specifying those limits, the limits are uncertain and your right to allocate policy values among the Sub-Accounts may exceed those limits. If so, you would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the policy without your consent to try to prevent the tax law from considering you as the owner of the assets of the Separate Account.

No Guarantees Regarding Tax Treatment. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your policy will be treated as a life insurance contract for federal income tax purposes and that the tax law will not impose tax on any increase in your policy value until there is a distribution from your policy.

Tax Treatment of Life Insurance Death Benefit Proceeds. In general, the amount of the death benefit payable from a policy because of the death of the insured is excludable from

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gross income. Certain transfers of the policy for valuable consideration, however, may result in a portion of the death benefit being taxable. If the death benefit is not received in a lump sum and is, instead, applied to one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary’s income and amounts attributable to interest (accruing after the insured’s death) which will be includible in the beneficiary’s income.

Tax Deferral During Accumulation Period. Under existing provisions of the Code, except as described below, any increase in your policy value is generally not taxable to you unless amounts are received (or are deemed to be received) from the policy prior to the insured’s death. If there is a total withdrawal from the policy, the Surrender Value will be includible in your income to the extent the amount received exceeds the “investment in the contract.” (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the owner.) The “investment in the contract” generally is the aggregate amount of premium payments and other consideration paid for the policy, less the aggregate amount received previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the policy constitute income to you depends, in part, upon whether the policy is considered a “modified endowment contract” (a “MEC”) for federal income tax purposes.

Policies Which Are MECs

Characterization of a Policy as a MEC. A modified endowment contract (MEC) is a life insurance policy that meets the requirements of Section 7702 and fails the “7-pay test” of 7702A of the Code. A policy will be classified as a MEC if premiums are paid more rapidly than allowed by the “7-pay test”, a test that compares actual paid premium in the first seven years against a pre-determined premium amount as defined in 7702A of the Code. A policy may also be classified as a MEC if it is received in exchange for another policy that is a MEC. In addition, even if the policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a material change of the policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven policy years following the last material change.

Tax Treatment of Withdrawals, Loans, Assignments and Pledges under MECs. If the policy is a MEC, withdrawals from your policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the policy value exceeds the investment in the policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) any portion of your policy value, as a withdrawal of such amount or portion. Your investment in the policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.

Penalty Taxes Payable on Withdrawals. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age 59 1/2, you receive because you became disabled (as defined in the tax law), or you

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receive as a series of substantially equal periodic payments for your life (or life expectancy).  None of the penalty tax exceptions apply to a taxpayer who is not an individual.

Special Rules if You Own More than One MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of a withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.

Policies Which Are Not MECs

Tax Treatment of Withdrawals. If the policy is not a MEC, the amount of a withdrawal from the policy will generally be treated first as a non-taxable recovery of premium payments and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the policy immediately before the withdrawal.

Certain Distributions Required by the Tax Law in the First 15 Policy Years. Section 7702 places limitations on the amount of premium payments that may be made and the policy values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.

Tax Treatment of Loans. If your policy is not a MEC, a loan you receive under the policy is generally treated as your indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the policy remains in force. Nevertheless, in those situations where the interest rate credited to the Loan Account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a policy lapses (or if all policy value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income.

Other Considerations

Insured Lives Past Age 121. If the insured survives beyond the end of the mortality table, which is used to measure charges for the policy and which ends at age 121, and death benefit option 1 is in effect, in some circumstances the policy value may equal or exceed the specified amount level death benefit.  In such cases, we believe your policy will continue to qualify as life insurance for federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the cash value in the year the insured attains age 121.

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Compliance with the Tax Law. We believe that the maximum amount of premium payments we have determined for the policies will comply with the federal tax definition of life insurance. We will monitor the amount of premium payments.

If at any time you pay a premium that would exceed the amount allowable to permit the policy to continue to qualify as life insurance, we will either refund the excess premium to you within 60 days of the end of the policy year or, if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess premium in a premium deposit fund and apply it to the policy later in accordance with your instructions.  We will credit interest at an annual rate that we may declare from time to time on advance premium deposit funds.

The policy will be allowed to become a MEC under the Code only with your consent.  If you pay a premium that would cause your policy to be deemed a MEC and you do not consent to MEC status for your policy, we will either refund the excess premium to you within 60 days of the end of the policy year, offer you the opportunity to apply for an increase in Death Benefit, or if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess in a premium deposit fund and apply it to the policy on the next, succeeding policy anniversary when the premium no longer causes your policy to be deemed a MEC in accordance with your premium allocation instructions on file at the time the premium is applied.

Any interest and other earnings will be includible in income subject to tax as required by law.

Disallowance of Interest Deductions. Interest on policy loan indebtedness is not deductible.

If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the beneficiary of a policy issued after June 8, 1997, a portion of the interest on Indebtedness unrelated to the policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of an individual who is a 20% owner of the entity, or an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner’s spouse at the time first covered by the policy.

In the case of an “employer-owned life insurance contract” as defined in the tax law that is issued (or deemed to be issued) after August 17, 2006, the portion of the death benefit excludable from gross income generally will be limited to the premiums paid for the contract.  However, this limitation on the death benefit exclusion will not apply if certain notice and consent requirements are satisfied and one of several exceptions is satisfied.  These exceptions include circumstances in which the death benefit is payable to certain heirs of the insured to acquire an ownership interest in a business, or where the contract covers the life of a director or an insured who is “highly compensated” within the meaning of the tax law.  These rules, including the definition of an employer-owned life insurance contract, are complex, and you should consult with your advisers for guidance as to their application.

Federal Income Tax Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request

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that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

Changes in the Policy or Changes in the Law. Changing the owner, exchanging the policy, and other changes under the policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

Fair Value of Your Policy

It is sometimes necessary for tax and other reasons to determine the “value” of your policy. The value can be measured differently for different purposes. It is not necessarily the same as the Accumulation Value or the Net Accumulation Value. You, as the owner, should consult with your advisers for guidance as to the appropriate methodology for determining the fair market value of the policy.

Tax Status of Lincoln Life

Under existing federal income tax laws, the Company does not pay tax on investment income and realized capital gains of the Separate Account. However, the Company does expect, to the extent permitted under Federal tax law, to claim the benefit of the foreign tax credit as the owner of the assets of the Separate Account.  Lincoln Life does not expect that it will incur any federal income tax liability on the income and gains earned by the Separate Account.  We, therefore, do not impose a charge for federal income taxes.  If federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a premium payment and/or freeze a policy owner’s account. This means we could refuse to honor requests for transfers, withdrawals, surrenders, loans, assignments, beneficiary changes or death benefit payments. Once frozen, monies would be moved from the Separate Account to a segregated interest-bearing account maintained for the policy owner, and held in that account until instructions are received from the appropriate regulator. We also may be required to provide additional information about a policy owner’s account to government regulators.

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LEGAL PROCEEDINGS

In the ordinary course of its business, the Company is involved in various pending or threatened legal proceedings arising from the conduct of its business. In some instances, the proceedings include claims for unspecified damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.

After consultation with legal counsel and a review of available facts, it is management’s opinion that the proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting the financial position of the Company, or the financial position of the Separate Account or the Principal Underwriter.  However, given the large and indeterminate amounts sought in certain of these proceedings and the inherent difficulty in predicting the outcome of such legal proceedings, it is possible that an adverse outcome in certain matters could be material to our operating results for any particular reporting period.

FINANCIAL STATEMENTS

The financial statements of the Separate Account, and the financial statements of the Company (formerly known as Jefferson Pilot LifeAmerica Insurance Company), are located in the SAI.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Additional information about Lincoln Life, the Separate Account and your policy may be found in the Statement of Additional Information (SAI).

Contents of the SAI

GENERAL INFORMATION

Lincoln Life

Registration Statement

Changes of Investment Policy

Principal Underwriter

Disaster Plan

Advertising

SERVICES

Independent Registered Public Accounting Firm

Accounting Services

Checkbook Service for Disbursements

Administrative Services

POLICY INFORMATION

Case Exceptions

Assignment

Transfer of Ownership

Beneficiary

Right to Convert Contract

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Change of Plan

Settlement Options

Deferment of Payments

Incontestability

Misstatement of Age or Sex

Suicide

PERFORMANCE DATA

FINANCIAL STATEMENTS

Separate Account

Company

The SAI may be obtained, at no cost to you, by contacting our Administrative Office at the address or telephone number listed on the first page of this prospectus. Your SAI will be sent to you via first class mail within three business days of your request. You may make inquiries about your policy to this same address and telephone number.

You may request personalized illustrations of death benefits and policy values from your financial adviser without charge.

You may review or copy this prospectus, the SAI, or obtain other information about the Separate Account at the Securities and Exchange Commission’s Public Reference Room. You should contact the SEC at (202) 551-8090 to obtain information regarding days and hours the reference room is open. You may also view information at the SEC’s Internet site, http://www.sec.gov. Copies of information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-0102.

This prospectus, the funds prospectus, and the SAI are also available on our internet site, www.LFG.com

Lincoln Life Flexible Premium Variable Life Account M

1933 Act Registration No. 333-            148917

1940 Act Registration No. 811-08559

End of Prospectus

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Glossary of Terms

Term Defined	Definition

7-pay test	A test that compares actual paid premium in the first seven years against a pre-determined premium amount as defined in 7702A of the Code
Accumulation Value	The value of your variable life insurance policy. It is an amount equal to the sum of the Fixed Account value, the Separate Account value, and the Loan Account value.
Act	The Investment Company Act of 1940
Additional bonus credits

An amount we will credit to net accumulation values in each Sub-Account and the Fixed Account (and to any net accumulation values in the each Premium Reserve Rider Sub-Account and Premium Reserve Rider Fixed Account), beginning with the first monthly anniversary day in policy year 21.

Administrative fee

The fee which compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

Automatic rebalancing

An optional program which you may elect either at the time your apply for your policy or thereafter, which periodically restores to a pre-determined level the percentage of policy value allocated to the Fixed Account and each Sub-Account. The pre-determined level may changed by the owner by contacting our Administrative Office.

Beneficiary	The person designated to receive the death benefit proceeds.
Code	Internal Revenue Code of 1986, as amended
Company, the	Lincoln Life & Annuity Company of New York
Cost of insurance charge

The charge which is designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value. It is determined based on our expectation of future mortality, investment earnings, persistency and expenses (including taxes). The cost of insurance charge depends on the policy duration, the age, underwriting category and gender of the insured, and the current net amount at risk.

Death Benefit Option 1	This Option provides a death benefit equal to the specified amount (a minimum of $100,000).
Death Benefit Option 2	This Option provides a death benefit equal to the sum of the specified amount plus the net accumulation value as of the date of the insured’s death.
Death benefit proceeds

The amount payable to the beneficiary upon the death of the insured, based upon the death benefit option in effect. Loans, loan interest, partial surrenders, and overdue charges, if any, are deducted from the death benefit proceeds prior to payment. Riders, including the No-Lapse Enhancement Rider and the Premium Reserve Rider, may impact the amount payable as death benefit proceeds in your policy.

Dollar cost averaging

An optional program which systematically transfers specified dollar amounts during the first policy year from the Money Market Sub-Account or the Fixed Account to one or more Sub-Accounts which you select at the time you apply for the policy.

Estate tax repeal

Action by the U. S Congress which enacts into law legislation that extends the estate tax repeal provisions set forth in the Economic Growth and Tax Reconciliation Act of 2001 (H.R. 1836) at least two years beyond January 1, 2011.

Fixed Account	An allocation option under the policy, which is a part of our General Account, to which we credit a rate of interest not less than 4%.
Fixed Account value	An amount equal to the value of amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or partial surrenders on a valuation day.
Fund (underlying fund)	The mutual fund the shares of which are purchased by the premiums and policy values you allocate or transfer to a Sub-Account.
Grace period

The period during which you may make additional premium payments (or repay indebtedness).  That period is the later of (a) 31 days after the notice was mailed, and (b) 61 days after the monthly anniversary day on which the monthly deduction could not be paid.

Guaranteed minimum death benefit

The amount you specify on the application for your policy which will be used in determining the actual death benefit proceeds provided by the no-lapse enhancement rider if that rider is preventing the policy from lapsing.

Guideline premium test	A provision of the Code under which the maximum amount of premium which paid in relation to the death benefit and a minimum amount of death benefit in relation to policy value is determined.
Indebtedness	The sum of all outstanding loans and accrued interest

Initial specified amount	The amount you select on the application as the initial of death benefit of the policy. This may not be less than $100,000. The initial specified amount is shown on the policy specifications page.
Jefferson-Pilot	Jefferson-Pilot Corporation
Lapse notice

Written notice to you (or any assignee of record) that your policy will terminate unless we receive payment of premiums (or payment of indebtedness on policy loans) necessary so that the net accumulation value of your policy is sufficient to pay the accumulated, if any, and current monthly deduction amount on a monthly anniversary day . The notice will state the amount of the premium payment (or payment of indebtedness on policy loans) that must be paid to avoid termination of your policy.

LFA	Lincoln Financial Advisors Corporation
LFD	Lincoln Financial Distributors, Inc.
Lincoln Life	Lincoln Life & Annuity Company of New York
LNC	Lincoln National Corporation
Loan account value	An amount equal to any outstanding policy loans, including any interest charged on the loans. This amount is held in the Company’s General Account.
M&E	Mortality and Expense Risk Charge
Market Timing Procedures	Policies and procedures from time to time adopted by us as an effort to protect our policy owners and the funds from potentially harmful trading activity.
Merger

The merger of the the former Lincoln Life & Annuity Company of New York into and with Jefferson Pilot LifeAmerica Insurance Company.  Jefferson Pilot LifeAmerica Insurance Company changed its name immediately following the merger to Lincoln Life & Annuity Company of New York

Modified Endowment Contract MEC)

A life insurance policy that meets the requirements of Section 7702 and fails the “7-pay test” of 7702A of the Code.  If the policy is a MEC, withdrawals from your policy will be treated first as withdrawals of income and then as a recovery of premium payments.

Monthly anniversary day

The policy date and the same day of each month thereafter. If the day that would otherwise be a monthly anniversary day is non-existent for that month, or is not a valuation day, then the monthly anniversary day is the next valuation day. The monthly deductions are made on the “monthly anniversary day”.

Monthly deduction	The amount of the monthly charges for the cost of insurance, the administrative fee, and charges for riders to your policy.
Net accumulation value	An amount equal to the accumulation value less the loan account value.
Net amount at risk	The death benefit minus the greater of zero or the policy value. The Net Amount at Risk may vary with investment performance, premium payment patterns, and charges.
Net premium payment	An amount equal to the premium payment, minus the premium load.
Net Premium Reserve Rider premium	An amount equal to the Premium Reserve Rider premium less Premium Reserve Rider Load
No-Lapse Death Benefit

An amount equal to the guaranteed minimum death benefit less any indebtedness and less any partial surrenders (i.e., withdrawals) after the date of death, if the no-lapse value provision is actively keeping the policy from lapsing.  The No-Lapse Death Benefit may be less than the specified amount of the policy.

No-Lapse Monthly Administrative Fee	An amount determined at the time the policy is issued which is used as a reference rate. It differs from the rate used to calculate the accumulation value of the policy.
No-Lapse Monthly Cost of Insurance	An amount determined at the time the policy is issued which is used as a reference rate. It differs from the rate used to calculate the accumulation value of the policy.
No-Lapse Monthly Deduction	An amount equal to the no-lapse monthly cost of insurance, plus the cost of any additional benefits provided by rider for the month, and plus the no-lapse monthly administrative fee.
No-lapse value

A value based on a set of rates and fees, which are reference rates and fees only fixed for the life of the policy at the time the policy is issued, which determines whether the limited death benefit will be provided by the No-Lapse Enhancement Rider. These reference rates and fees differ from the rates and fees we use to calculate the accumulation value of the policy.

Owner

The person or entity designated in the policy specifications on the date of issue unless a new owner is thereafter named, and we receive written notification of such change. The Owner is entitled to exercise rights and privileges of the policy as long as the insured is living. These rights generally include the power to select the beneficiary, request policy loans, make partial surrenders, surrender the policy entirely, name a new owner, and assign the policy.

Partial surrender	A withdrawal a portion of your policy values.

Planned premium payment	The amount of periodic premium (as shown in the policy specifications) you have choosen to pay the Company on a scheduled basis. This is the amount for which we send a premium reminder notice.
Policy	Lincoln VULONE2007, a flexible premium variable life insurance contract
Policy date	The date on which we begin life insurance coverage
Policy loan	The amount you have borrowed against the surrender value of your policy and the Premium Reserve Rider, if you have allocated premiums to the Rider.
Policy loan interest	The charge made by the Company to cover the cost of your borrowing against your policy. Policy Loan Interest will be charged to the Loan Account value.
Policy termination, Policy lapse

Occurs when 1) the net accumulation value of the policy is insufficient to pay the accumulated, if any, and current monthly deduction, and 2) the provisions of the No-Lapse Enhancement Rider are not preventing policy termination, subject to the conditions in the grace period provision.

Premium load	A deduction from each premium payment which covers certain policy-related state and federal tax liabilities as wells as a portion of the sales expenses incurred by the Company.
Premium payment

The amount that you pay to us for your policy. You may select and vary the frequency and the amount of premium payments. After the initial premium payment is made there is no minimum premium required, except premium payments to keep the policy in force. Premiums may be paid any time before the insured attains age 121.

Premium Reserve Rider Accumulation Value	An amount equal to the sum of the (i) values of Premium Reserve Rider Sub-Accounts, and (ii) values held in the Premium Reserve Rider Fixed Account.
Premium Reserve Rider Fixed Account	The portion of the Fixed Account created specifically for the rider.
Premium Reserve Rider Premium Load	4.0% will be deducted from each amount allocated to this rider.
Premium Reserve Rider Sub-Account	A Sub-account created for the rider which, but for having been created specifically for the rider, are in all other respects identical to the Sub-Account of the same name created for the policy.
Premium Reserve Rider Transfer Load	3.0% will be deducted from each amount transferred from the Premium Reserve Rider accumulation value to the policy
Quorum	The number of shares which must be present in person or by proxy in order to transact businessat a meeting of shareholders.
Reference rates	certain assumed charges rates and fees referred to by the rider as “reference rates”.
Reinstatement of lapsed policy

The period during which you may apply for reinstatement of your policy.  If the insured has not died since lapse, you may apply for reinstatement of your policy within five years of the policy lapse date, provided: 1) it has not been surrendered; 2) there is an application for reinstatement in writing; 3) satisfactory evidence of insurability is furnished to us and we agree to accept the risk; 4)  we receive a payment sufficient to keep your policy in force for at least two months; and 5) any accrued loan interest is paid and any remaining indebtedness is either paid or reinstated.

Reset Account Monthly Administrative Fee	An amount determined at the time the policy is issued which is used as a reference rate. It differs from the rate used to calculate the accumulation value of the policy.
Reset Account Monthly Cost of Insurance	An amount determined at the time the policy is issued which is used as a reference rate. It differs from the rate used to calculate the accumulation value of the policy.
Reset Account Monthly Deduction	An amount equal to the reset account monthly cost of insurance, plus the cost of any additional benefits provided by rider for the month, and plus the reset account monthly administrative fee.
Reset account value

A value based on a set of rates and fees, which are reference rates and fees only fixed for the life of the policy at the time the policy is issued, which determines whether the limited death benefit will be provided by the No-Lapse Enhancement Rider. These reference rates and fees differ from the rates and fees we use to calculate the accumulation value of the policy.

Reset Account Value Death Benefit

An amount equal to the greater of: 1) the reset death benefit (which is the lesser of the current specified amount and initial specified amount) less indebtedness and less any partial surrenders (i.e., withdrawals) after the date of death; or 2) an amount equal to the reset account value multiplied by the applicable percentage shown in the corridor percentages table of the policy specifications, less any indebtedness and less any partial surrenders after the date of death, if the reset account value provision is actively keeping the policy from lapsing.  The Reset Account Value Death Benefit may be less than the specified amount of the policy.

Right to examine period

The period during which the policy may be returned to us for cancellation.  It is the later of 45 days after the application is signed or ten days after you receive it (60 days after receipt for policies issued in replacement of other insurance).

SAI	Statement of Additional Information

SEC	The Securities and Exchange Commission
SecureLine ™ Account	A special service that we offer in which death benefit or surrender proceeds are placed into an interest-bearing account.
Separate Account	Lincoln Life & Annuity Flexible Premium Variable Life Account M of Lincoln Life & Annuity Company of New York
Separate Account value	An amount equal to the value of amounts allocated or transferred to the Sub-Accounts on a valuation day. We also refer to this as the variable accumulation value.
Surrender charge

The charge we may make if you request a Full Surrender of your policy or request a Reduction in Specified Amount of the death benefit. The surrender charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of surrender charges is included in each policy.

Surrender value	An amount equal to the net accumulation value less any applicable surrender charge, less any accrued loan interest not yet charged
Transfer	Upon the Merger, the Separate Account was transferred intact to the Company.
Valuation day	Each day on which the New York Stock Exchange is open and trading is unrestricted.
Valuation period	The time between valuation days
Variable account value	See Separate Account value
Variable accumulation unit	A unit of measure used in the calculation of the value of each Sub-Account
We, Us, Our	Lincoln Life & Annuity Company of New York

 4/2/08

Marked to reflect changes from VULONE2007 SAI

 Cumulatively Marked

STATEMENT OF ADDITIONAL INFORMATION (SAI)

Dated

Relating to Prospectus Dated                    for

Lincoln VULONE2007 product

Lincoln Life & Annuity Flexible Premium Variable Life Account M, Registrant

Lincoln Life & Annuity Company of New York, Depositor

The SAI is not a prospectus. The SAI provides you with additional information about Lincoln Life, the Separate Account and your policy. It should be read in conjunction with the product prospectus.

A copy of the product prospectus may be obtained without charge by writing to our Administrative Office:

Customer Service Center

One Granite Place

Concord, New Hampshire 03301

or by telephoning (800) 444-2363, and requesting a copy of the Lincoln NY VULONE2007 product prospectus.

Separate Account	M-1
Company	S-1

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GENERAL INFORMATION

Lincoln Life

Lincoln Life Insurance Company (“Lincoln Life”, “the Company”, “we”, “us”, “our”) (EIN 22-0832760) is a stock life insurance company chartered in New Jersey in 1897 and redomesticated to New York on April 2, 2007. It is engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is an indirect wholly owned subsidiary of  Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

The Company was formed as a result of the merger of two stock life insurance company subsidiaries of LNC.  On April 2, 2007, Lincoln Life & Annuity Company of New York (former Lincoln New York) was merged with and into the Company (which was then known as Jefferson Pilot LifeAmerica Insurance Company).  Simultaneously with the merger, the Company’s name was changed from Jefferson Pilot LifeAmerica Insurance Company to Lincoln Life & Annuity Company of New York.  As a result, the assets and liabilities of the former Lincoln New York became part of the assets and liabilities of the Company and the life insurance policies previously issued by the former Lincoln New York became obligations of the Company.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Lincoln Financial Group sells a wide variety of financial products and solutions through financial advisors: mutual funds, managed accounts, retirement solutions, life insurance, 401(k) and 403(b) plans, savings plans, institutional investments and comprehensive financial planning and advisory services.

Lincoln Life is subject to the laws of New York governing insurance companies and to regulation by the New York State Insurance Department (“Insurance Department”). An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year along with the Company’s financial condition as of the end of that year. Regulation by the Insurance Department includes periodic examination to determine our contract liabilities and reserves. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of our operations is conducted periodically by the Insurance Department. Such regulation does not, however, involve any supervision of management practices or policies, or our investment practices or policies.

A blanket bond with a per event limit of $50 million and an annual policy aggregate limit of $100 million covers all of the officers and employees of the Company.

Registration Statement

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the policies offered. The Registration Statement, its amendments and exhibits, contain information beyond that found in the prospectus and the SAI. Statements contained in the prospectus and the SAI as to the content of policies and other legal instruments are summaries.

Changes of Investment Policy

Lincoln Life may materially change the investment policy of the Separate Account. If this decision is made, we must inform the owners and obtain all necessary regulatory

3

approvals. Any change must be submitted to the  Insurance Department. The Insurance Department would not approve the change in investment policy if found to be detrimental to the interests of the owners of the policies or the end result would render our operations hazardous to the public.

In the event of a material change in the investment strategy of any Sub-Account, you may transfer the amount in that Sub-Account to any other Sub-Account or the Fixed Account, without a transfer charge, even if the 24 free transfers have already been used.  You must exercise this option to transfer within 60 days after the effective date of such a change in the investment strategy of the Sub-Account.  You will be provided written notice in the event that a material change is made.

Principal Underwriter

Lincoln Financial Distributors, Inc. (“LFD”), One Granite Place, Concord, New Hampshire 03301, is the principal underwriter for the policies, which are offered continuously. LFD is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Financial Industry Regulatory Authority (“FINRA”). The principal underwriter has overall responsibility for establishing a selling plan for the policies. LFD has not previously served as principal underwriter for the sale of policies offered through the Separate Account, and it, therefore, has not previously received underwriting commissions for the sale policies. LFD will not retain underwriting commissions from the sale of the policies.

Disaster Plan

Lincoln’s business continuity and disaster recovery strategy employs system and telecommunication accessibility, system back-up and recovery, and employee safety and communication. The plan includes documented and tested procedures that will assist in ensuring the availability of critical resources and in maintaining continuity of operations during an emergency situation.

Advertising

Lincoln Life is ranked and rated by independent financial rating services, including Moody’s, Standard & Poor’s, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of Lincoln Life. The ratings are not intended to reflect the investment experience or financial strength of the Separate Account. We may advertise these ratings from time to time. In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln Life or the policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

The Product is not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”).  S&P makes no representation or warranty, express or implied, to the owners of the Product or any member of the public regarding the advisability of investing in securities generally or in the Product particularly or the ability of the S&P 500 Index to track general stock market performance.  S&P’s only relationship to the Licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to the Licensee or the Product. S&P has no obligation to take the needs of the Licensee or the owners of the Product into

4

consideration in determining, composing or calculating the S&P 500 Index.  S&P is not responsible for and has not participated in the determination of the prices and amount of the Product or the timing of the issuance or sale of the Product or in the determination or calculation of the equation by which the Product is to be converted into cash.  S&P has no obligation or liability in connection with the administration, marketing or trading of the Product.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN.  S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SERVICES

Independent Registered Public Accounting Firm

The financial statements of the Separate Account and the financial statements of the former Lincoln New York and Jefferson Pilot LifeAmerica Insurance Company, as well as the supplemental financial statements for the Company (formerly known as Jefferson Pilot LifeAmerica Insurance Company) appearing in this SAI and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, 2300 National City Center, 110 West Berry Street, Fort Wayne, Indiana 46802, as set forth in their reports, also appearing in this SAI and in the Registration Statement. The financial statements audited by Ernst & Young LLP have been included herein in reliance on their reports given on their authority as experts in accounting and auditing.

Accounting Services

We have entered into an agreement with the Delaware Service Company, Inc., 2005 Market Street, Philadelphia, PA, 19203, to provide accounting services to the Separate Account. Lincoln Life makes no separate charge against the assets of the Separate Account for this service.

Checkbook Service for Disbursements

We offer a checkbook service in which the death benefit proceeds are transferred into an interest-bearing account, in the beneficiary’s name as owner of the account. Your beneficiary has quick access to the proceeds and is the only one authorized to transfer proceeds from the account. This service allows the beneficiary additional time to decide how to manage death benefit proceeds with the balance earning interest from the day the account is opened.

We also offer this same checkbook service for surrenders of your policy of $5,000 or more. Once your request is processed, proceeds are placed in an interest-bearing account in your name. You have complete access to your proceeds through check

5

writing privileges. You have the choice of leaving proceeds in this account or you may write checks immediately-even a check for the entire amount.

Administrative Services

Lincoln Life & Annuity Company of New York is an affiliate of The Lincoln National Life Insurance Company, 1300 South Clinton Street, Fort Wayne, Indiana 46802, which provides administrative services for the policies.  The Lincoln National Life Insurance Company receives no compensation from the Separate Account for these services.

POLICY INFORMATION

Case Exceptions

This policy is available for purchase by corporations and other groups or sponsoring organizations on a multiple-life case basis. We reserve the right to reduce premium loads or any other charges on certain cases, where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including but not limited to, the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policy owner, the nature of the relationship among the insured individuals, the purpose for which the policies are being purchased, the expected persistency of the individual policies and any other circumstances which we believe to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification by us on a uniform case basis. Reductions in these charges will not be unfairly discriminatory against any person, including the affected policy owners invested in the Separate Account.

Assignment

While the insured is living, you may assign your rights in the policy, including the right to change the beneficiary designation. The assignment must be in writing, signed by you and received at our Administrative Office. It will become effective when we receive the original assignment or a certified copy of the assignment at our Administrative Office. We will not be responsible for any assignment that is not received by us, nor will we be responsible for the sufficiency or validity of any assignment. Any assignment is subject to any indebtedness owed to Lincoln Life at the time the assignment is received and any interest accrued on such indebtedness after we have received any assignment.

Once received, the assignment remains effective until released by the assignee in writing. As long as an assignment remains effective, you will not be permitted to take any action with respect to the policy without the consent of the assignee in writing.

Transfer of Ownership

As long as the insured is living, you may transfer all of your rights in the policy by submitting a Written Request to our Administrative Office. You may revoke any transfer of ownership prior to its effective date. The transfer of ownership, or revocation of transfer, will not take effect until received by us. Once we have received the transfer or revocation of transfer, it will take effect as of the date of the latest signature on the Written Request.

6

On the effective date of transfer, the transferee will become the Owner and will have all the rights of the Owner under the policy. Unless you direct us otherwise, with the consent of any assignee named in an assignment received by us, a transfer will not affect the interest of any beneficiary designated prior to the effective date of transfer.

Beneficiary

The beneficiary is initially designated on a form provided by us for that purpose and is the person who will receive the death benefit proceeds payable. Multiple beneficiaries will be paid in equal shares, unless otherwise specified to the Company.

You may change the beneficiary at any time while the insured is living, except when we have received an assignment of your policy or an agreement not to change the beneficiary. Any request for a change in the beneficiary must be in writing, signed by you, and received at our Administrative Office. If the owner has specifically requested not to reserve the right to change the beneficiary, such a request requires the consent of the beneficiary. The change will not be effective until received by us. Once we have received the change of beneficiary, the change will take effect as of the date of latest signature on the Written Request or, if there is no such date, the date received.

If any beneficiary dies before the insured, the beneficiary’s potential interest shall pass to any surviving beneficiaries in the appropriate beneficiary class, unless otherwise specified to the Company. If no named beneficiary survives the insured, any death benefit proceeds will be paid to you, as the owner, or to your executor, administrator or assignee.

Right to Convert Contract

You may at any time transfer 100% of the Policy’s Accumulation Value to the General Account and choose to have all future premium payments allocated to the General Account. After you do this, the minimum period the Policy will be in force will be fixed and guaranteed. The minimum period will depend on the amount of Accumulation Value, the Specified Amount, the sex, Attained Age and rating class of the Insured at the time of transfer. The minimum period will decrease if you choose to surrender the Policy or make a withdrawal. The minimum period will increase if you choose to decrease the Specified Amount, make additional premium payments, or we credit a higher interest rate or charge a lower cost of insurance rate than those guaranteed for the General Account.

Change of Plan

Within the first 18 months from the policy date, you may exchange your policy without any evidence of insurability for any one of the permanent life insurance policies then being issued by us belonging to the same premium class to which your policy belongs.  The request for exchange must be in writing and received by us within 18 months of the policy date of your policy.  Unless otherwise agreed by you and us, the new policy will have the same initial amount of insurance and policy date as the original policy, and the issue age of the insured under the new policy will be the issue age of the insured as of the policy date of the original policy.  Any riders and incidental benefits included in the original policy will be included if such riders and incidental benefits are issued with the new policy.  If the conversion results in the increase or decrease in the Accumulation Value, such increase or decrease will be payable to us or to you, as applicable.

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The Company may not make an offer to you to exchange your policy without obtaining required regulatory approvals.

Settlement Options

Proceeds will be paid in a lump sum unless you choose a settlement option we make available.

Deferment of Payments

Amounts payable as a result of loans, surrenders or partial surrenders will be paid within seven calendar days of our receipt of such a request in a form acceptable to us. In the event of a deferral of a surrender, loan or payment of the death benefit proceeds beyond 10 days from receipt of the request, interest will accrue and be paid as required by law. We may defer payment or transfer from the Fixed Account up to six months at our option. If we exercise our right to defer any payment from the Fixed Account, interest will accrue and be paid (as required by law) from the date you would otherwise have been entitled to receive the payment. We will not defer any payment used to pay premiums on policies with us.

Incontestability

The Company will not contest your policy or payment of the death benefit proceeds based on the initial specified amount, or an increase in the specified amount requiring evidence of insurability, after your policy or increase has been in force for two years from date of issue or increase.

Misstatement of Age or Sex

If the age or sex of the insured has been misstated, benefits will be those which would have been purchased at the correct age or sex.  If the policy is issued on a unisex basis, and the age of the insured has been misstated, benefits will be those which would have been purchased at the correct age.

Suicide

If the insured dies by suicide, while sane or insane, within two years from the date of issue, the Company will pay no more than the sum of the premiums paid, less any indebtedness and the amount of any partial surrenders. If the insured dies by suicide, while sane or insane, within two years from the date any increase in the specified amount, the Company will pay no more than a refund of the monthly charges for the cost of the increased amount. This time period could be less depending on the state of issue.

PERFORMANCE DATA

Performance data may appear in sales literature or reports to owners or prospective buyers.

Past performance cannot guarantee comparable future results.

Performance data reflects the time period shown on a rolling monthly basis and is based on Sub-Account level values adjusted for your policy’s expenses.

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Data reflects:

•	an annual reduction for fund management fees and expenses, and
•	a policy level mortality and expense charge applied on a daily equivalent basis, but
•	no deductions for additional policy expenses (i.e., premium loads, administrative fees, and cost of insurance charges), which, if included, would have resulted in lower performance.

These charges and deductions can have a significant effect on policy values and benefits. Ask your financial representative for a personalized illustration reflecting these costs.

Sub-Account performance figures are historical and include change in share price, reinvestment of dividends and capital gains and are net of the asset management expenses that can be levied against the Sub-Account.

The Average Annual Returns in the table below are calculated in two ways, one for Money Market Sub-Account, one for all other Sub-Accounts. Both are according to methods prescribed by the SEC.

Money Market Sub-Account:

The Average Annual Return is the income generated by an investment in the Money Market Sub-Account over a seven-day period, annualized. The process of annualizing results when the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment.

The Money Market Sub-Account’s return is determined by:

a)  calculating the change in unit value for the base period (the 7-day period ended December 31, of the previous year); then

b)  dividing this figure by the account value at the beginning of the period; then

c)  annualizing this result by the factor of 365/7.

Other Sub-Accounts:

The Average Annual Return for each period is determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, according to the following formula:

P(1 + T)n = ERV

Where: P =	a hypothetical initial purchase payment of $1,000

T =	average annual total return for the period in question

N =	number of years

ERV =

ending redeemable value (as of the end of the period in question) of a hypothetical $1,000 purchase payment made at the beginning of the 1-year, 3-year, 5-year, or 10-year period in question (or fractional period thereof)

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The formula assumes that:

(1) all recurring fees have been charged to the policy owner’s accounts; and

(2) there will be a complete redemption upon the anniversary of the 1-year, 3-year, 5-year, or 10-year period in question.

In accordance with SEC guidelines, we report Sub-Account performance back to the first date that the fund became available, which could pre-date its inclusion in this product. Where the length of the performance reporting period exceeds the period for which the fund was available, Sub-Account performance will show an “N/A”.

FINANCIAL STATEMENTS

The December 31, 2006 financial statements of the Separate Account, and the financial statements of the former Lincoln New York and Jefferson Pilot LifeAmerica Insurance Company, as well as supplemental consolidated financial statements for the Company (formerly known as Jefferson Pilot LifeAmerica Insurance Company) follow.

[Financial statements to be added by Pre-Effective Amendment]

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LAW DEPARTMENT

 LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

ONE GRANITE PLACE

CONCORD, NEW HAMPSHIRE 03301

FREDERICK C. TEDESCHI, VICE PRESIDENT

ANDASSOCIATE GENERAL COUNSEL

Phone: 603-226-5105

Fax: 603-226-5448

Frederick.Tedeschi@LFG.com

VIA EDGARLINK

January 29, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Lincoln Life & Annuity Flexible Premium Variable Life Account M of Lincoln

Life & Annuity Company of New York

Registration Statement on Form N-6

Dear Commissioners:

On behalf of Lincoln Life & Annuity Company of New York (the “Company”) and Lincoln Life & Annuity Flexible Premium Variable Life Account M (the “Account”) transmitted for filing is a Registration Statement on Form N-6 of the Account under the Securities Act of 1933 Act and under the Investment Company Act of 1940 (the “Registration Statement”).

The design of the variable universal life insurance product being registered is virtually identical to an existing variable universal life insurance product and, therefore, the prospectus and statement of additional information for the new variable universal life insurance product is virtually identical to the variable universal life product registered by The Lincoln National Life Insurance Company with the Commission under File No. 333-139960. A copy of the prospectus and statement of additional information marked to reflect the changes, a memorandum of changes, and a request for selective review will be forwarded under separate cover.

Please contact me at (603) 226-5105 with any questions.

Sincerely,
/s/ Frederick C. Tedeschi
Frederick C. Tedeschi

Memorandum of Changes

Registration Statement No. 333-

Lincoln New York VULONE2007

Comparison to Lincoln VULONE2007

(Registration Statement No. 333-139960)

Background:  The Lincoln New York VULONE2007 is substantially similar to the Lincoln VULONE2007 product except that the Accelerated Benefit Riders and the Enhanced Surrender Value Rider will not be available.   Language describing some of the features has been revised slightly to reflect differences in the wording of the policy and rider forms to be used in New York.

In addition, a number of the charges for the New York version of VULONE2007 will differ from the version offered outside New York.  Among the charges which will differ include, surrender charges rates, the mortality and expense risk charge in years 21 and beyond, commission rates, and there will be no Fixed Account Asset Charge.

Finally, the text of the prospectus was revised to reflect that our New York life company will be the issuer of the VULONE2007.

Most of the other features of the new product are very similar to those included in the filing of the Lincoln VULONE2007 earlier this year and declared effective on August 3, 2007, and the prospectus language is likewise very similar to that filing.   The essential operation of the New York version of VULONE2007 remains the same as in the Lincoln VULONE2007 product.

Where appropriate, revisions to the text of the prospectus were made to reflect the changes noted above.  In addition, a few changes were made to further clarify the disclosures made in the prospectus.  However, these clarifications do not reflect any substantive differences between the New York product and the Lincoln VULONE2007 product.

The details:  Specific changes are as follows (references are to the page numbers which appear at the bottom center of the page):

Prospectus

Page 1:  The name of the separate account and the name and address of the company reflect that the New York life company will be issuing the policy.

Page 1, paragraph 2:   A sentence has been added to indicate that the product is only available in New York.  In addition to this change, there are numerous places in the prospectus that reflect that the policy is only available in New York or that provisions discussed may not be available in other states.  These references have been added or deleted as appropriate.  Only substantive changes attributable to New York law are specifically identified below (however, the marked courtesy copy identifies all changes).

Pages 3 and 4:  The Table of Contents page number references will be updated in the final, printed version.

Page 5, paragraph 5:  The revisions reflect that the Premium Reserve Rider will be available on policies applied for on or after March 31, 2008.  In addition to this change, there are numerous places in the prospectus that reflect availability of the Premium Reserve Rider after March 31, 2008.  While those changes have not been noted below, the marked courtesy copy identifies all such changes.

Pages 8-14, Fee Table:  The order of charges has been changed to place the maximum charge before the minimum charge.

Page 8, Fee Table – Surrender Charge:  The charge for a representative insured reflects rates applicable to the New York policy.

Page 9, Fee Table – Fixed Account Asset Charge: This charge is not imposed in the New York policy.

Pages 10-11, Fee Table – Interest on Accelerated Benefit Lien:  The Accelerated Benefit Riders will not be available to purchasers of the New York policy; therefore the description of the interest payable on benefits received under those riders has been deleted.  In addition to this change, there are several other places in the prospectus where references to this rider have been deleted.  While those changes have not been noted below, the marked courtesy copy identifies all such changes.

Page 13, Fee Table – Accelerated Benefits Rider and Enhanced Surrender Value Rider:  References to these riders have been deleted as neither will be available to purchasers of the New York policy.

Pages 13-14, Total Annual Fund Operating Expenses Table, Footnote 7: The change makes clearer that the range of Operating Expenses shown in the table includes the operating expenses of the funds in which a fund of funds invests.

Page 16, paragraph 2, lines 4 to 8:  The language has been rewritten to clarify that the payments are made based on the assets of the underlying fund.

Page 16, paragraph 4:  The lower first year commission paid for sale of policies in New York is reflected.

Page 17, paragraph 2, line 4:  The change reflects that the NASD has become FINRA.

Page 25, paragraph 7:  This paragraph has been deleted because the Enhanced Surrender Value Rider is not available in New York.  In addition to this change, there are numerous places in the prospectus where references to this rider have been deleted.  While those changes are not noted below, the marked courtesy copy identifies all such changes.

Page 26, paragraph 4:   This paragraph reflects a requirement of the New York State Insurance Department with respect to providing a limited additional right to transfer from a Sub-Account when a material change is made in investment strategy of that Sub-Account.

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Page 26, paragraph 5:  These changes reflect the charges for the New York policy.

Page 26, paragraph 6: This paragraph has been deleted because the design of the New York policy does not include the Fixed Asset Charge.

Page 28, paragraph 7:  This change refers the reader to the explanation of the additional rights to make additional transfers available to purchasers of the New York policy as required by the New York Insurance Department.

Page 30, paragraphs 3, 4, and 5:  These changes reflect the requirements of New York law with respect to the right to examine period and to the requirements of New York with respect to the refund made in the event the policy is returned within the right to examine period.

Page 38, paragraph 4, line 6:  This change reflects language included in the New York version of the No-Lapse Enhancement Rider; however, the operation of the rider remains the same.

Page 38, paragraph 6, subparagraphs 4 and 5, and page 39, paragraph 2, subparagraphs 4 and 5:  These changes more closely track the language of the No-Lapse Enhancement Rider; however, the operation of the rider remains the same.  These changes will also be made in the non-New York prospectus when the Post-Effective amendment is filed.

Page 38, paragraph 7 and page 39, paragraph 3:  Definition of the term “No-Lapse Monthly Deduction” and the term “Reset Account Monthly Deduction” have been added.  These definitions will also be added to the non-New York prospectus when the Post-Effective amendment is filed.

Page 39, paragraphs 8 and 9:  These changes reflect language included in the New York version of the No-Lapse Enhancement Rider; however, the operation of the rider remains the same.  These changes will also be made in the non-New York prospectus when the Post-Effective amendment is filed.

Page 40, paragraph 5:  These changes reflect language included in the New York version of the No-Lapse Enhancement Rider and that the Company will reflect the amount of any monthly deductions accumulated on statements sent to the policy owners and the amount of any such accumulated deductions will be reflected in the amount stated in any lapse notice sent to policy owners.  The amount of any such accumulated monthly deductions is already shown on statements sent to owners of the non-New York policies (and to owners of the non-New York policies).  These changes will also be made in the non-New York prospectus when the Post-Effective amendment is filed.

Page 40, paragraph 7:  These changes reflect a requirement of the New York State Insurance Department that any restriction in effect on the date the policy is issued with respect to the right to allocate among sub-accounts be reflected in the policy specifications pages.

Page 44, paragraph 4, lines 1 to 3:   The changes reflect the design of the New York version of this policy and rider which does not impose a Fixed Account Asset Charge

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Page 49, paragraph 3, line 6:  The meaning of the term “MEC” has been added in parenthesis for clarity.

Page 49, paragraph 5, sub-paragraph 5):  The change reflects a change in terminology in the New York policy because the New York insurance department raised concerns about the use of the term “persistency”.  Therefore,  the “persistency bonus” is referred to as “additional bonus credits”.  Its operation is the same.  The change in terminology has been made in the succeeding parts of the prospectus, and although such changes are not specifically noted below, the marked courtesy copy identifies all such changes.

Page 50, paragraph 3, line 4:  The change reflects that the New York policy’s fixed account minimum interest rate is 3.0%.

Page 53, paragraph 7:  This change reflects a requirement of the New York State Insurance Department that a variable life insurance policy owner has the right to surrender his or her variable policy and be issued a reduced paid-up fixed policy.

Page 54, paragraph 5, line 7: This change reflects the New York requirement that not less than 75% of the surrender value of the policy at the time a loan is requested be available.

Page 55, paragraph 6, subparagraph 1) and page 56 paragraphs 2, 4, and 6:  These changes more closely track the language of the No-Lapse Enhancement Rider; however, the operation of the rider is the same.  These changes will also be made in the non-New York prospectus when the Post-Effective amendment is filed.

Page 63, paragraphs 1 and 2:  The changes reflect that the New York life company (which does not have subsidiaries and is not involved in purported class actions) is the issuer of the policy.  The revised language is identical to that used in previous filings for the New York life company.

Page 63, paragraph 3:  The changes reflect that the New York life company (which does not have subsidiaries and therefore does not have consolidated financial statements and which is the survivor of the merger) is the issuer of the policy.  The revised language is identical to that used in previous filings for the New York life company.

Page 64, Contents of the SAI:  The change reflects that the New York life company receives administrative services from The Lincoln National Life Insurance Company.

STATEMENT OF ADDITIONAL INFORMATION

Page 1:  The name of the separate account and the name and address of the company reflect that the New York life company will be issuing the policy.  Changes in language of the SAI have been made to reflect this.  While not specifically discussed below, the marked courtesy copy identifies all such changes.

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Page 1, Table of Contents: The listing has been updated to reflect the addition of a discussion of the company’s use of its parent to provide administrative services.

Page 3, paragraph 3:  This change reflects a requirement of the New York State Insurance Department with respect to the policy owner’s limited additional right to transfer from a Sub-Account when a material change is made in investment strategy of that Sub-Account.

Page 3, paragraphs 4 and 5:  These changes reflect that Lincoln Financial Distributors, Inc. will be the distributor of this policy instead of Lincoln Life.

Page 5, paragraph 5:   This change reflects that the New York life company receives administrative services from The Lincoln National Life Insurance Company.

Page 6, paragraphs 2, 4, 5, and 7:   These changes reflect changes in the administrative procedures.

Page 7, paragraphs  3 and 6:  These changes reflect a requirement of the New York State Insurance Department with respect to the right to exchange the policy within the first 18 months and with respect to the payment of interest should the payment of amounts as surrenders, loans, or death benefit proceeds be deferred for more than 10 days.

Page 8, paragraph 2:  This change reflects that the policy will be issued both on a sex-distinct and unisex basis.

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